Form 20-F/A
PEAKSOFT CORP
filed 1998-08-31
CIK 1058429

US SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
    THE SECURITIES EXCHANGE ACT OF 1934

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 For the fiscal year ended January 31, 1996

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

PEAKSOFT CORPORATION
VANCOUVER, BRITISH COLUMBIA, CANADA
CALGARY, ALBERTA, CANADA
3614 Meridian St, #100, Bellingham, Washington 98225 USA

Securities registered or to be registered pursuant to Section 12 (b)of the Act.

Title of each class: Common Shares

Name of each exchange on which registered:  Alberta Stock Exchange

Securities registered or to be registered pursuant to Section 12 (g) of the
Act:  Common Shares

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act: None


Indicate the number of outstanding shares of each of the issuers classes of capital or common stock as of the close of the period covered by the annual report: 13,515,464 Common Shares


Indicate the check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Page 0 of 34file such reports) and (2) has been subject to such filing requirement for the past 90 days.
[ ] Yes  [X] No

Indicate by check mark which financial statement item the Registrant has elected to follow.
[X] Item 17  [ ] Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15 (d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[X] N/A    [ ] Yes     [ ] No

TABLE OF CONTENTS
PART I
ITEM 1 - THE CORPORATION AND DESCRIPTION OF BUSINESS
ITEM 2 - DESCRIPTION OF PROPERTY
ITEM 3 - LEGAL PROCEEDINGS
ITEM 4 - CONTROL OF REGISTRANT
ITEM 5 - NATURE OF TRADING MARKET
ITEM 6 - EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
ITEM 7 - TAXATION
ITEM 8 - SELECTED FINANCIAL DATA
ITEM 9 - MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ITEM 10 - DIRECTORS AND OFFICERS OF REGISTRANT
ITEM 11 - COMPENSATION OF OFFICERS AND DIRECTORS
ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES DIRECTORS, OFFICERS AND EMPLOYEES.
ITEM 13 - INTEREST  OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
PART II
ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED
PART III
ITEM 15 - DEFAULTS UPON SENIOR SECURITIES - NOT APPLICABLE
ITEM 16 - CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS. - NOT APPLICABLE.
PART IV
ITEM 17 - FINANCIAL STATEMENTS
ITEM 18 - FINANCIAL STATEMENTS NOT APPLICABLE
ITEM 19 - FINANCIAL STATEMENTS - SEE ITEM 17


PART I

ITEM 1 - DESCRIPTION OF BUSINESS

PeakSoft Corporation (hereinafter referred to variously as PeakSoft, Peak, or the Corporation) was incorporated under the laws of the Province of British Columbia on August 24, 1994 under the name Peak Technologies Inc., and was continued in the Province of Alberta under the Business Corporations Act of that province on August 16, 1996. The Canadian head office of the Corporation is located at #501 - 675 West Hastings St. Vancouver, British Columbia. The registered office of the Corporation is located at 2nd Floor, 5233 - 49th Avenue, Red Deer, Alberta, Canada.

On October 27, 1997 at a Special General Meeting of the Corporation its shareholders approved the change of the Corporations name from Peak Technologies Inc. to PeakSoft Corporation.

At this point in time the Corporation has but one active wholly owned subsidiary -- PeakSoft Corporation (USA) (PeakSoft USA), a Washington State company. It has in the past had other active wholly owned subsidiaries:
(1) BREEZ Business Management Systems Inc. (BREEZ - currently inactive), a Washington State company, which provided computer support services by telephone and computer repair services from a depot facility;
(2) Peak Media, Inc. (currently inactive), another Washington State company which was incorporated to develop and to publish multi-media CD-ROM works for the consumer market; and
(3) Chameleon Bridge Technologies Corp. (CBT), a British Columbia company, which was acquired for its computer software research and develop capabilities, capabilities which have now been absorbed by PeakSoft, its parent company.

PeakSoft is the main operating entity, which has utilized PeakSoft USA as its U.S. marketing and operations division. CBT was acquired for its research and development capabilities, which have now been transferred to PeakSoft, and is currently not active. The Corporations senior management reside in different localities in the United States and Canada with the focal point being the Corporations head office in Bellingham, Washington where Mr. Douglas Foster, PeakSofts Chief Executive Officer resides. Mr. Liam Taylor, Chief Technology Officer, resides in the Vancouver, British Columbia area where he maintains a home office. The senior management group maintains daily contact through phone, fax and e-mail. In addition, management meetings are held at irregular intervals in Bellingham.


Background of the Corporation

The Corporation was founded by Mr. Douglas Foster in the summer of 1994 to combine the operations of Peak Media, Inc. and BREEZ. For ease of exposition, when used herein to describe the Corporations business, the terms PeakSoft or the Corporation shall, unless otherwise indicated, include the activities of its subsidiaries.

In mid-1995, Peak launched its first CD-ROM product entitled Mt. Everest Quest for The Summit of Dreams, Volume 1; The North Side. This multimedia title tells the tale of eight international teams attempting to reach the summit of Mt. Everest from its north side in 1994. In 1995 and early 1996, Peak developed and began selling two additional CD-ROM products. Approximately 3,000 units of these CD-ROMs have been sold to date. In early 1996, however, PeakSoft determined that its resources would be more profitably deployed in the development of Internet products. The Corporation does not anticipate creating any further content-based CD-ROM products.

PeakSoft (at the time still known as Peak Technologies Corporation) was listed on The Alberta Stock Exchange, under the symbol PKT, on August 10, 1995.

In August 1995, Peak completed its initial public offering by exchange offering prospectus. The Corporation issued 1,750,000 Common Shares at a price of CDN$0.40 per common share for gross proceeds of CDN$700,000.


On November 18, 1996, Peak released its initial Internet software product Net.Jet, since renamed and now called PeakJet. PeakJet is a Java-based accelerator for the Internet. It is designed to reduce waiting time significantly and to increase the speed with which a user can browse and view pages and links within a website and travel from site to site on the World Wide Web. Typically, browsers utilize less than 11 percent of the total available throughput speed of a modem. With PeakJet, modem speeds of 50 percent to 90 percent of capacity are possible, resulting in reduced waiting times and faster web browsing. PeakJet runs on any IBM-compatible computer system running Windows 95 or Windows NT. PeakJet works as an add-on for browsers like Netscape Navigator, Microsoft Internet Explorer, Oracle Power Browser and other Java-enabled browsers running on a PC. On November 18, 1996, Peak completed a private placement of 500,000 Second Special Warrants at a price of CDN$0.75 per Second Special Warrant for gross proceeds of CDN$375,000. The Second Special Warrants currently entitle the holders thereof to acquire an aggregate of 550,000 Common Shares and 275,000 Share Purchase Warrants for no additional consideration. Finders fees (inclusive of expenses) of CDN$18,953.98 were paid by the Corporation to GTL Securities (U.S.A.) Inc., a party at arms length to the Corporation, in connection with certain subscriptions for Second Special Warrants.

In May 1996, Peak completed the arms length acquisition of all of the capital stock of CBT by allotting 1,500,000 common shares to those persons having a right to CBT shares at an issue price of CDN$1.11 per share for an aggregate purchase price of CDN$1,665,000. The Common Shares issued to the shareholders of CBT were subject to an escrow agreement which required tjat three milestones to be met, two which were passed shortly following the completion of the agreement. The final milestone was also expected to be met.
It was represented to Peak that by the time of the acquisition, CBT had invested approximately CDN$500,000 and 5 man-years in the development of certain Java-based proprietary technology which has proved useful in advancing functionality, interactive content, animation and ease of use of the World Wide Web.

On May 10, 1996, Peak completed a private placement of 466,665 units at a price of CDN$0.75 per unit, for gross proceeds of approximately CDN$350,000. Each unit consisted of one common share and one share purchase warrant (the First Warrants) which enabled the holder of it to purchase one common share at a price of CDN$1.00. These warrants expired on May 9, 1998.


In May 1996, the Corporation acquired certain proprietary Java server technology known as ExpressO in an arms length transaction from Mr. Charles T. Russell, who was carrying on business as Innovative Desktop. This technology was purchased in exchange for 133,890 Common Shares at an issue price of CDN$1.33 per common share for an aggregate purchase price of US$130,000. To date, 133,896 Common Shares have been issued. Two additional allotments of 15,449 shares each will be issued upon achievement of certain performance milestones.

Pursuant to a Software License and Joint Marketing Agreement dated June 5, 1996 and an Addendum dated June 24, 1996 between Peak and Infinop, Inc. (the Infinop Agreement), the Corporation obtained an exclusive worldwide license with an initial term of three years, subject to automatic one year renewals thereafter (unless terminated earlier in accordance with the provisions of the Infinop agreement), for the utilization, marketing and distribution of the Lightning Strike program written in Java, which is a wavelet compression technology which provides up to 200 to 1 compression for image transmission and increases the speed of picture and graphics transmission over the Internet. Peak issued 35,700 Common Shares to Infinop for the license at a price of CDN$0.94 per common share for an aggregate acquisition fee of CDN$33,558. Pursuant to the Infinop agreement, Peak was required to make an advance royalty payment of CDN$68,095 and monthly payments of CDN$13,619 for ten months in the initial year. The parties have subsequently reached an agreement to cancel this license, and Peak has ceased making any payments thereunder, as the Lightning Strike program has not ultimately been incorporated into any of PeakSofts products.


On October 7, 1996, Peak completed a private placement of 1,333,333 units at a price of CDN$0.60 per unit for gross proceeds of approximately CDN 800,000. Each of these units, which were referred to as "First Special Warrants", consisted of one common share of Peak coupled with one warrant which entitled the holder therof to acquire an additional share at a price of CDN$.70 - unless a prospectus was not filed by Peak in provinces of Alberta, British Columbia, and Ontario on or before December 23, 1996, in which event the holder of a First Special Warrant became entitled to 1.1 common shares and 1.1 warrants. As this prospectus filing date was not met, the First Special Warrants entitle the holders therof to acquire in the aggregate 1,466,667 common shares and 1,466,667 share purchase warrants. Finders fees (inclusive of expenses) were n with certain subscriptions were paid by the Corporation of CDN$4,282.10 to GTL Securities (U.S.A.) Inc., of CDN$12,284.46 to Chalfont Holdings and of CDN$4,850 to Brent Harbar, each of whom is at arms length to the Corporation, in connection with certain subscriptions for First Special Warrants. The First Special Warrants expired on December 31, 1996.

On November 18, 1996, Peak completed a private placement of 500,000 Second Special Warrants at a price of CDN$0.75 per Second Special Warrant for gross proceeds of CDN$375,000. Each of these units, which were referred to as "Second Special Warrants", consisted of one common share coupled with one warrant which entitled the holder thereof to acquire an additional share at a price of CDN$0.70 - unless a prospectus was not filed by Peak in each provinces of Alberta, British Columbia, and Ontario on or before December 23, 1996, in whhich event the holder of a First Special Warrant became entitled to 1.1 common shares and 1.1 warrants. As this prospectus filing date was not met, the First Special Warrants entitled the holders thereof to acquire in the aggregate 550,000 common shares and 550,000 share purchase warrants. Finders fees (inclusive of expenses) of CDN$18,953 were paid by the Corporation to GTL Securities (U.S.A.) Inc., a party at arms length to the Corporation, in connection with certain subscriptions for Second Special Warrants. In the year 1996 65,518 shares were issued for services.

On January 17, 1997 Peak completed a private placement of 690,000 units at a price of CDN$1.11 per unit for gross proceeds of CD$765,900. Each of these units, which were referred to as "Third Special Warrants", consist of one common share of Peak coupled with 1/3 of a warrant. A full warrant entitled the holder thereof to acquire an additional at a price of CDN$1.35 - unless a prospectus was not filed by Peak in each of the provinces of Alberta, British Columbia and Ontario on or before April 21, 1997, in which event the holder of a Third Special Warrant became entitled to 1.1 common shares and 0.367 warrants. As this prospectus filing date was not met, the Third SPecial Warrants entitled the holders thereof to acquire in the aggregate 759,000 common shares and 253,230 share purchase warrants. The Agents and Research Capital Corporation (Research Capital) of Toronto, Ontario (as an additional sub-agent of GTL) received as compensation, in part, in connection with the distribution of the Third Special Warrants, non-assignable Brokers Warrants entitling them to acquire an aggregate of CDN$69,000 non-assignable Agents Purchase Warrants.
Each Agents Purchase Warrant entitled the holder to acquire one common share at the excercise price of CDN$1.35 per share at any time on or before January 16, 1998. The Common Shares and the Fourth Warrants issuable on excercise of the Third Special Warrants and 34,500 of the Agents Purchase Warrants issuable on excercise of the Brokers Warrants (on a pro rata basis among the holders thereof) are qualified for distribution. The Third Special Warrants expire on July 17, 1998.

On June 11, 1997 the Company issued and had accepted a prospectus in British Columbia, Alberta, and Ontario and cleared the First, Second, and Third Special Warrants. As a result on June 11, 1997 the Company issued 2,775,667 Common Shares of these shares 63,942 were issued for services provided to the Company, and the balance of 2,711,725 shares were issued for cash. The Company became a reporting issuer in British Columbia, Alberta, and Ontario at that time.

On August 11, 1997 PeakSoft announced the signing of a letter of intent for a US$2 million financing commitment with Elliott Associates LP, (Elliott), the manager of a New York Investment group, in consideration of promissory notes bearing interest at 12 percent per annum and warrants to purchase Common Shares. The first stage of the financing agreement of US$1,125,000 closed on September 9, 1997. The notes payable were issued in September, 1997 and represent 12 percent senior promissory notes held by Liverpool Limited Partnership and Westgate International L.P. Attatched to the issued notes are warrants to purchase 3,120,075 common shares at a price of CDN$.50 per share expiring in September 1999 and a right of first refusal on future capital raising transactions. The notes reflect an effective interest rate of 18% per annum and a value of CDN$173,759 has been attributed to the warrants issued and recorded as other paid-in capital.

A second issuance of 12 percent senior promissory notes of CDN $1,207,500
(USD $875,000) were to have been issued subject to certain terms and conditions, with warrants attached to purchase 1,879,925 common shares of the Company at a price of $0.64 per share expiring in February, 2000. The terms and conditions of this second purchase of notes required the Company to attain certain targets which were not achieved, in the result of which the amount of the second advance was renegotiated downward to USD $140,000, this advance being made on March 19, 1998 against the issuance of a second set of promissory notes and of 500,000 Share Purchase Warrants which are convertible into Common Shares at a price of CDN$0.40.



PeakSoft began shipping its most recent product, NetMagnet, on January 21, 1998. NetMagnet, which has been well received by evaluators of and commentators upon computer software, is a web accelerator / caching / presentation utility which substantially enhances the speed with which information can be gathered from the World Wide Web and presented to others.

BUSINESS OF THE CORPORATION

Overview

PeakSoft is primarily a software and Internet technology company that is developing and marketing products to enhance the browsing ability of Internet users. Using proprietary Java-based technology, PeakSoft is developing products that address the Internet performance concerns of consumers and businesses.

The Technology

In early 1995, the Corporation made a research and development commitment to develop products for the Internet. The result was the development of the Corporations Java-based technology.

As a result of its acquisition of CBT developers who were employed by that company, the Corporation secured the ability to develop applications utilizing the Java programming language.

PeakSofts primary proprietary technology is based on the Java server ExpressO and is complemented by other technologies, including Javalin, a Java based development environment. ExpressO provides the Corporation with the benefits of a complete Java server in developing Internet applications and, in particular, those applications which address browsing speed and performance issues.


The acquisition of CBT brought new engineering staff and unfinished technology to Peak. The technology known as Javalin had no guarantee of being merchantable or completed, but in the opinion of management offered promise for the company to establish itself in the Internet market. Approximately six months after the acquisition Peak did, in fact, successfully commercialize the product and continue to expand the core technology. As an example the company released
Web Animator in 1996 which was re-named Jet Effects in 1997 and continuess to be sold by the company today. In addition the technology was applied to the creation of NetJet in November 1996, now known as PeakJet and to the creation of NetMagnet released in January 1998. While there is no guarantee that the technology will continue to be marketable, the Company released
PeakJet 2000 in July 1998 and has five other products based upon this technology underdevelopment.


Products

PeakSofts core technology has been translated into a comprehensive product strategy.


The company announced PeakJet 2000 and commenced sales of this product on July 2, 1998. PeakJet 2000 is a next generation of the company's original browser accelerator offering new features and specific features for the International marketplace.

The company licensed its technology to InfoBuild Networks Inc. InfoBuild has released its first application targeted at the financial industry, BSmarter and is in the process of launching its next product BFaster.

The company is preparing to release its first value added solution, LawTrack with a price point of $395 targeted at providing Internet Research to the legal community. The company also is developing other value added solution products based upon its core technology.



Marketing Strategy

To capitalize on its technology, PeakSoft is addressing the needs of the rapidly growing market of Internet users. The Corporation plans to apply its technology to performance solutions for business in the emerging intranet marketplace, and will shortly be releasing a product to assist members of the legal profession to access and to organize the resources available to them on the Internet. In addition, PeakSoft is proposing to license other companies to develop its software for corporate and institutiona



Since its inception PeakSoft has applied its core Java based technology to solving problems associated with the speed, ease of use and information management issues of the Internet. PeakSofts first products; NetJet, released in November 1996, PeakJet 1.55 released in March 1997 and Jet Effects released in March 1997 were marketed using traditional software sales strategies.

These strategies include: 1) Sales through traditional distributors into major retail locations across North America, 2) Bundling of the products with other complimentary applications, 3) Offering trials of the products through compatible distribution partnerships such as modems and other computer devices,
4) Creating a presence on the WWW for the offer to try or to purchase the products, 5) Establishing International sales relationships.

The number of users of the Internet is projected to continue to grow through the next 5 years. In 1998 the emergence of E-Commerce and Electronic Software Distribution has created opportunities for the company to expand its product offering and establish new channels of distribution. In addition to our previous strategies, which continue to be refined, PeakSoft is establishing Internet retail partnerships and co-marketing alliances based upon a profit sharing model.

Marketing activities and Public relations focus on the Internet as the primary vehicle for creating interest in the companys products followed by traditional press and print focus.

The company plans to release new applications focused on solving specific industry problems and allowing them to gain maximum value from the Internet. While there is no guarantee that these applications will be accepted, the company sees an opportunity to increase its product pricing and specialize its products for specific industries and tasks.


Management, Staff and Facilities

PeakSoft has 19 employees who work primarily from its leased office space in Bellingham, Washington. Certain members of management also work from home offices in the Vancouver area of British Columbia (see The Corporation). The Corporations Bellingham facilities are used for its inventory storage, customer service, accounting, legal, marketing and product quality assurance functions. PeakSofts programmers work both from the Bellingham office and from home offices. The Corporation had at one time a British Columbia office, but this was closed in March 1997.

Senior management of Peak possesses a strong industry background in business management, finance, technology, sales and marketing. Peaks Board of Directors provides a breadth of public company, software industry and corporate finance experience. The organization and duties of the Corporations management are as follows:

President & C.E.O. - Douglas Foster

Overall responsibility for the planning and execution of the Corporations
business with marketing being his primary focus.   Mr. Foster reports to the
Board of Directors.

Chief Technology Officer - Liam Taylor

Mr. Taylor is responsible for keeping the Corporation abreast of current technology developments and their impact on its current and impending products. He proposes new product research and development. Mr. Taylor reports to the President.

Chief Operations Officer - Timothy Metz

Mr. Metz is responsible for the financial operations and day-to-day management of the Corporation.

Core Technology

Javalin Technology

PeakSofts initial investment in Java following its acquisition of CBT resulted in the development of Javalin. Javalin is proprietary technology that allows PeakSoft to quickly develop high performance Java applications. It incorporates a real time multimedia enhancement for the Internet that is designed to animate and increase the impact of content on the World Wide Web. Javalins Java-based software framework will run in conjunction with all major browsers and Windows 95 and Windows NT computer platforms. Its modular structure requires no special plug-ins or readers. Its layered architecture creates a steady multimedia presentation flow. Even with todays Internet bandwidth limitations, the problems of lengthy downloading delays are reduced.

Javalin has a graphic user interface for intuitive drag and drop authoring, and a scripting language for simple but detailed control of the structure and behavior of objects. Its layered architecture introduces presentation structures in hypertext, vector metagraphics, scalable bitmaps and animation. Sequenced effects such as movements, color and texture changes, zooms, rotations, fades, and wipes can be applied to objects in each level. Conditional events such as collision detection between objects and user interaction can create independent chains of sequences. Javalins modular construction can be layered to create multi-stated, multifaceted graphics and environments. It can also be directed to low level programming functions.

Javalin was developed specifically for web authors, a market the Corporation has subsequently determined to be less attractive than Internet users who want enhanced performance. For this reason, the Corporations Javalin technology has not been developed into a completed consumer product, but rather is used internally by the Corporation as a tool to develop its other products.

PeakSoft ExpressO


In May 1996, PeakSoft acquired ExpressO server technology from Innovative Desktop Inc. ExpressO is a multi threaded server written entirely in Java and is currently perceived as an architecture that may form the basis of many applications to come. ExpressO has a well-defined architecture and has programming interfaces, which make it a flexible software building block.


Since 1996, PeakSoft has developed additional technology in Java which includes agents and caching capabilities complementary to ExpressO and Javalin. The Corporation owns all technology outright.

MARKETPLACE

Overview

According to a June, 1996 study by the Georgia Institute of Technology (reported on the website of Forrester Research), in the first three months of 1996, nearly 35 million persons in the United States over the age of 16 used the Internet or accessed on-line services. This represents a growth rate of 52 percent over 1995. According to Dataquest, the Internet is one of the fastest growing markets in the world with 1997 growth of 71 percent to 82 million computers worldwide online. Driven by increased business and international expansion the year 2001 is projected to exceed 268 million computers online.

Users expect the Internet to be fast and easy to use. While the Internet is the fastest growing communications, entertainment and marketing medium in the world, most people find it frustrating to use. Access is slow, content is static, and information is often difficult to find and access.

According to Forrester Research, Internet software revenue will increase from an estimated US$1.4 billion in 1997 to US$8.5 billion by 1999. These revenues will be generated in the following market categories (according to a 1996 industry study by I/PRO reported on the Forrester Research website):

Fast growth and transition to non-technical use has created technical (bandwidth) problems for the Internet. As reported by most industry publications, and confirmed by PeakSofts focus groups, the primary frustration with the Internet is the slow speed of navigation followed by ease of access, ease of searching for information and underwhelming content.

Users do not want to wait long minutes to view pages and graphics, and they are not willing and often not capable of going through the tedious and confusing process of down-loading and setting up plug-ins and players in order to view interesting content. What they really want is the experience to be as easy as dealing with other household appliances, with instantaneous results.

PeakSoft has recognized these problems, and has released Peak Net.Jet (now known as PeakJet) and NetMagnet, and is developing other products to address aspects of the Internet opportunity.

Target Markets

Primary - Consumers and Small Business, Internet Research

The largest potential market for PeakSoft products is the large and growing group of individuals who, and businesses and households which, want access to the Internet. PeakSoft intends to address this market through traditional consumer-based distribution channels, World Wide Web based distribution programs, and direct to business marketing.

PeakSoft is launching a series of products targeted at solving key problems which users are experiencing on the Web - those relating to speed of access, ease of use and productivity. PeakJet addresses the biggest problem by increasing the speed of information delivery to users. The Peak Jet Effects is targeted to web-site authors and graphic artists. With the introduction of NetMagnet users now have a sophisticated caching and presentation tool as well as a web browser accelerator.

High quality, Java-based products combined with impulse level pricing have helped to reduce PeakSofts barriers to entry in the distribution channel. High impact packaging, promotion and advertising programs lead retailers to place PeakSofts products in high profile areas. Additionally, World Wide Web marketing programs help develop the market and provide initial feedback as well as permit the offering of limited use versions at little or no cost.


Corporate Intranet and Research

PeakSofts technology is being targeted to the growing intranet market as well. PeakSofts server technology is being bundled into a product strategy, with the planned launch into the intranet market of work group and information management products later in 1998. These products and tools will be targeted at corporations as well as Web service and site providers.

PRODUCTS

The following is an overview of PeakSofts initial products.

PeakJet 1.5

PeakJet (formerly called Peak Net.Jet) is an accelerator for the Internet. It directly addresses the primary problem with the Internet: lack of speed while viewing the World Wide Web. PeakJet can significantly reduce the waiting time and increase the speed with which a user can view pages and links within a site and when traveling from site to site.

PeakJets performance enhancement varies, depending upon the users activity. Users will notice speed increases beyond their normal browser capacity, both for sites browsed for the first time and for those previously visited and cached. PeakJet reduces waiting time regardless of the content type being loaded whether text, sound or images. PeakJet reduces access time to all sites, Java or otherwise. Additional speed gains are realized when accessing sites utilizing Peaks ExpressO Java server. PeakJet boosts Web surfing performance on both 14.4 and 28.8 modems, as well as on ISDN, T3 and TI connections.

PeakJet works with PC (Windows 95 and Windows NT) compatible systems and runs with any Java-enabled browser, including Netscape 2.0 or later, Microsoft Internet Explorer 3.0 or later, JavaSofts HotJava, and Oracles Power Browser.

PeakJet was released on November 18, 1996 at a suggested retail price of US $29.95. PeakSoft has plans to release PeakJet 2.0 during the latter part of 1998.

JetEffects

A Java-based tool for World Wide Web authors, JetEffects allows animations, special effects and sounds to be added to text and graphics. JetEffects provides a graphic user interface, allowing non-programmers to bring static Web sites to life.

JetEffects began selling separately over the Internet for US $49.95 beginning in November 1996 and was released into the retail channel on March 10, 1997. This product also offers potential bundling and original equipment manufacturer opportunities.

NetMagnet (consumer) from PeakSoft

NetMagnet is a new software suite of products that improves the efficiency of the Internet and WWW as an information tool. NetMagnet is a research tool that enables the user to obtain information that is located on the Internet and offers options to annotate, edit, organize and save Web searches, and has
functionality to publish or send those searches to other Web users.   PeakJet
1.5 users can be upgraded to combine with NetMagnet to enable the user to significantly accelerate the searches and retrieval of Internet information. This technology is currently being enhanced for distribution in the professional and financial markets.

ExpressO from PeakSoft

ExpressO is a full-featured easily customized Java Web server that enables peer to peer communication between users. Its small size and cross-platform compatibility allows it to reside on a broad range of computer platforms supporting a Java interpreter. Ideal for both Internet and intranet users, ExpressO products include Commercial Web Server, a Lite Personal Web Server, the ExpressO Programmer Kit and the Server Construction Kit.

ExpressO products will be sold to corporations, through original equipment manufacturer agreements and to World Wide Web developers. These products are expected to be released in 1998.

MARKETING AND DISTRIBUTION



Main Channels

A number of trends are changing the face of distribution for software companies. Since PeakSoft sells Internet solutions it is important to understand the trends in this category as well. Below we will briefly introduce the trends and how they effect PeakSoft strategies.

1. Growth of Internet Commerce in all markets. E-Commerce is experiencing substantial growth as consumers become more confident about conducting financial transactions over the Web. PeakSofts strategy is to develop Internet retail locations where its product may be purchased using secure commerce technology and delivered electronically or in disk form.
2. Internet software sales are increasing on the Web. It follows that Internet users are tending to purchase software on the Web. The result has been lower than expected performance of Internet software and utilities in the traditional retail channel, and a corresponding increase in sales on-line. PeakSoft has upgraded its e-commerce capability and opened the PeakStore at www.peak.com to take advantage of this trend.
3. Increase in e-commerce has led to increase in Web based retail opportunities. Non-traditional companies are entering the e-commerce market as a way to increase profits. Firms that are not thought of as traditional retailers are creating partnerships and profit sharing arrangements. As an example, software and other products can be purchased at Web boutiques on sites such as The Wall Street Journal, Ziff Davis, CBS and others. PeakSoft has established an Alliance Program to increase its participation in these forms of retail opportunities.
4. Retailers have moved to the Web, Egghead, Comp USA and others. Peak has established over 20 retail locations so far and is seeking to improve its terms of payment in these new markets.
5. Direct to Customer strategies are producing promising results, firms like Dell, Gateway, RealNetworks and others have established substantial improvement in margins and sales through these programs. PeakSoft alliance programs are based upon a profit sharing strategy through partnerships that can reach directly to potential customers.


PeakSoft Web Site

The Corporation has developed and maintains high profile website: www.peak.com. This site, complete with product and corporate information, is where visitors can see samples of PeakSofts products, read press releases and critical reviews. PeakSoft offers customer support, forums for feedback and links to other topical sites. Guests can even get a current stock quote, view the Corporations chart or calculate the value of their PeakSoft holdings. Since April 1996, the Corporation has positioned teaser samples of Javalin animations on the site, which have been very active and growing in popularity.

PeakSoft has developed well its presence into a showcase for its products and technology and a gathering place for consumers. PeakSoft regards the Internet and its websites as low cost marketing tools and has developed a focused plan to take advantage of this opportunity. In 1996 and 1997 the Corporation has uploaded to consumers over 100,000 units of its products.

All of PeakSofts current and planned products are World Wide Web-enabled. This means that every PeakSoft software program has an automatic launch capability to www.peak.com where it could be automatically updated with minor releases of the software. Currently, upgrades have been unspecified and are expected to be minimal and infrequent. This automatic update function provides PeakSoft with a continuing access to its customer base.

Direct distribution software is one of the few products that can take advantage of the low cost distribution channel of the Internet. Most PeakSoft products and services can be sold and distributed via the Internet, (although PeakSofts more advanced products will be sold by licensees dedicated to their professional and institutional markets). PeakSoft provides direct consumer delivery for all of its consumer products by the simple expedient of their being downloaded from one of PeakSofts websites. ExpressO, the Corporations Java server, is also deliverable via the Internet. Product upgrade programs requiring small program extensions are promoted and delivered directly over the Internet as well, a practice which will be extended to PeakSofts more sophisticated products. Currently, upgrades have been unspecified and are expected to be minimal and infrequent. While PeakSoft expects modest results in the short term, the Corporation expects this area to grow into a significant revenue center in 1998 and 1999.

Support

PeakSofts support programs are geared toward developing brand awareness in addition to providing a high level of support. The first level and highest priority for support calls will be through the World Wide Web sites. Users can enter their support issues directly in the support area of the site. Additionally, they can view the frequently asked questions area where most of the common support issues will be answered. Responses to the customers support issues are most commonly made via e-mail.

Phone calls for support, unless critical, receive a secondary priority behind World Wide Web support calls. Whenever possible PeakSoft emails the response or calls back if required. If the solution were available in the frequently asked questions area or more easily attainable through the World Wide Web, PeakSoft mentions that fact to urge the customer to use electronic support in the future.

Implementation of this plan addresses a number of issues. It provides an efficient low cost support structure. Directing a response back to the customer will be easier and faster as it will not be dependent on the customers availability and doesnt require a long distance phone call. Additionally, it brings people to the site where the Corporation can utilize each connection as an opportunity to market additional products and services.

MANUFACTURING

PeakSoft Corporation has contracted with Saturn Solutions of Toronto, Ontario and Essex, Vermont, to manufacture and assemble the software products for distribution in the retail channel. Saturn Solutions replicates CD-ROMs and produces packaging for all Peak software products, which are shipped out of the Essex, Vermont, fulfillment facility. PeakSoft Corporation has also entered into a similar agreement with Hart Graphics of Austin, Texas.

COMPETITION

Browser Accelerators

Currently there are a small number of competitors that have entered the market with software products that include some features similar to PeakJet. Speed Surfer from ViaSoft, based in Australia, markets a shareware program that claims to speed browser performance on the Web. Because Speed Surfer is designed to run totally in the background and has no user interface, evaluating user benefit is difficult. Speed Surfer is priced at about US$30. GoAhead from GotIt has similar features to PeakJet, including look-ahead agents, cache fresheners and automatic software updates. GotIt users can browse offline and the software will initiate an Internet connection if a page is requested that is not in the cache. The user interface resembles a TV remote control that enables the user to determine the benefit of the product. GotIt is available on-line only with no retail distribution. Net Accelerator from IMSI was shipping in July to most retailers. Priced at US $29.95 this product makes many claims similar to PeakJet. PeakSofts testing indicates that this product does not contain caching technology. PeakSofts tests show PeakJet is 5-15 times faster. A recent evaluation of browser accelerator software by CNET, a major evaluator and purveyor of software on the Internet, concluded unequivocally that PeakJet was the fastest product of its type.

While there is currently no direct competitive product to NetMagnet in the market, the Company believes that as more favorable reviews are published and sales increase; competitive products will arrive in the market. The Company plans to maintain its lead in the market through new technology.

Animation Tools

JetEffects, retailing at US $49.95, entered a highly competitive market with similar animation tools such as Jamba from Aimtech, Liquid Motion Pro and Liquid Reality from DimensionX. Jamba allows creation of applets similar to any other applet author. It has been awarded best of the test in a comparison of seven animation software products in Internet World (Feb/97) and is priced at US $299.00. Liquid Motion Pro is an applet authoring tool which allows the creation of interactive 2D animations. This product has been well received by
the press and is priced at US $725.00 with a free trial available.   Liquid
Reality enables users to create interactive 3D VRML Java environments. A free beta version is available, but no retail price has been announced.

RESEARCH AND DEVELOPMENT

As of September 30, 1997 the Company had 8 hardware and software engineers employed full time in research and development.

Research, development and associated expenses were CDN$180,413 for 1st. Qtr. Fiscal 98, CDN$641,426 for fiscal 97, CDN$321,740 for fiscal 96, and CDN$31,871 for fiscal 1995.

RISK FACTORS

The purchase of Common Shares of the Corporation must be considered highly speculative due to the nature of the Corporations business, its relatively early stage of development and the intensely competitive, rapidly changing nature of the Internet industry which has a number of participants which possess greater resources than the Corporation.

The Corporation is a development stage company, which has not yet achieved profitability. Its accumulated deficit, in accordance with generally accepted accounting principles in Canada, as of September 30, 1997 was CDN$6,415,400. There can be no assurance that the Corporation will be able to achieve or sustain profitable operations. The Corporation expects to continue to incur significant operating losses as it continues to devote significant financial resources to the commercialization of its products, the expansion of the Corporations operations and product development activities. There can be no assurance that the Corporation will successfully commercialize such products and reach break-even or profitability in the near future, or ever. Due to extensive development costs and marketing expenses for its proprietary products, there was a loss incurred for the fiscal year ended September 30, 1997 of CDN$4,091,490. As a result of the foregoing, investors could lose their entire investment in the Corporation.

While the Corporation has established sales revenues they should be considered
early stage.   In September of 1997, the Corporation concluded a US$1.125 million financing, a financing which was augmented by a second advance of US$140,000, during the third week of March 1998. The Corporations future capital requirements will depend on many factors, including the amount and the timing of future revenues and continued progress in its research and development. There can be no assurance that any necessary additional financing will be available when required by the Corporation for product commercialization on acceptable terms or at all. If adequate funds are not available, the Corporation may be required to change, delay, reduce or eliminate its planned product commercialization strategy or take other actions to raise funds, which could have a materially adverse effect on the Corporations business, the results of its operations, and hence its financial condition. To date, the Corporation has relied on sales of its equity capital for the largest measure of its financing, and is likely to remain reliant thereon in the near term. To the extent further equity financings are available, they may result in substantial dilution to existing shareholders.

The production of technology-based products such as computer software carries with it a high risk of the emergence of new competitive products in the same market niches as those being targeted by the Corporation. There is in this industry a substantial risk of unforeseen change in the underlying technologies during the development of technology-based products, which may have negative effects on the marketability of such products. The Corporation has no technological advantage over any other competitor. There can be no assurance of market acceptance of the Corporations products, or if there is acceptance, that such acceptance will be sustained. Internet markets are new and relatively unproven, and thus carry higher risk than more established markets.

The technology involved in the development of software for Internet users is subject to constant, often rapid, development. This technology and the products developed therefrom may, even within a short time, become obsolete or superseded by technology with a greater market acceptance. As a result, the Corporation could be required to expend significant amounts for research and development in order to maintain its competitive edge. There can be no assurance that the Corporation will be able to develop or improve its existing technology or to develop new technology. Hence there can be no assurance that it will continue to have access to adequate financial resources to fund necessary research and development.

The market for the Corporations products is relatively new, and its potential has not yet been determined. The Corporation believes that the market for its products has significant growth potential, but whether that potential will be realized depends upon numerous factors outside the Corporations control. Even if the market for Internet products were to develop as anticipated, the success of the Corporations products will depend upon the Corporations ability to anticipate and to respond to trends in the demands of the marketplace for such products.

The Internet products industry is ferociously competitive. The Corporation competes against a large number of companies of varying size and resources, including large companies with substantially greater financial, technical and marketing resources than PeakSoft. The Corporation believes that competition in its business depends largely upon sustained technological advancement and the development of appropriate channels for the marketing of its products. The Corporation is attempting to meet these needs through the expansion of its technical expertise and by developing multiple sales channels for its products. There can be no assurance, however, that the Corporation will be successful in these efforts.


In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by conditions and events that cast substantial doubt on the Companys ability to continue as a going concern, such as those described in note 1 to the financial statements. The auditors report to the directors dated December 12, 1997 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when these are adequately disclosed in the financial statements. Accordingly, the auditors included a notice to US readers to this effect.

Existing external financing remains in place and has been increased. Management is also seeking some additional external financing. The Company has obtained financing aggregating to $545,206 since September 30, 1997, and is attempting to raise further financing at this time. Accordingly, the Company has concluded that the going-concern assumption is appropriate.

Management is aggressively taking steps to remedy its current financial situation. Implemented cost reduction programs have reduced operating cost by 44% and fulfillment cost by 31% since December 31, 1997. Terms and conditions of sales have been modified in order to enhance cash flow. Management is implementing a new strategic marketing and sales program, both domestically and internationally, to increase sales while reducing costs. The Company plans to maximize the potential of its technology by simultaneously addressing both vertical and horizontal markets with existing and new scheduled products.


The Corporation has not registered trademarks and service marks with respect to all of its products. In June 1997, the Corporation settled a lawsuit alleging infringement upon a trademark in connection with the use of the name Net.Jet. See Legal Proceedings. There can be no assurance that others will not assert infringement claims against the Corporation in the future. Such claims, even if unfounded, can be costly to defend, and could have a materially adverse effect upon the Corporations operations.

The Corporation is dependent upon the management and leadership skills of Mr. Douglas Foster and its existing management. The Corporation is not party to material contracts of employment with Mr. Foster or key members of current management. There is intense competition for qualified personnel in the software industry, and the loss of key personnel or an inability to attract, retain and motivate key personnel could adversely affect the Corporations business. The Corporation does maintain policy of key man insurance on the life of Mr. Foster having a value of US$500,000. There is no assurance that the Corporation will be able to retain its existing senior management personnel or to attract additional qualified personnel.

Following exercise of the First Special Warrants, Second Special Warrants and Third Special Warrants, the Corporations principal shareholder will, in the aggregate, beneficially own approximately 6.86 percent of the Corporations outstanding Common Shares (excluding Common Shares issuable upon exercise of stock options, Agents Purchase Warrants, First Warrants, Second Warrants, Third Warrants and Fourth Warrants). As a result, such shareholder may be able to influence materially most matters requiring approval by the shareholders of the Corporation, including the election of a majority of the directors. The voting power of the principal shareholder under certain circumstances could have the effect of delaying or preventing a change in control of the Corporation, which in turn could affect the market price of the Common Shares.

There has been significant volatility in the market price of securities of technology companies. Factors such as technology and product announcements by the Corporation or its competitors, disputes relating to proprietary rights and variations in quarterly operating results have had, in the past, and may continue to have in the future, a significant impact on the market price of the Common Shares. In addition, the securities markets have experienced volatility, which is often unrelated to the operating performance of particular companies.

To the extent that external sources of capital, including the issuance of additional Common Shares, might be limited or become unavailable, PeakSofts ability to make the necessary capital, development and marketing expenditures to create and distribute new products will be impaired.

The Corporation has not paid any dividends since its inception and does not contemplate that any dividends will be paid in the foreseeable future.


The Corporation sells a substantial part of its products and services outside of the United States and Canada. Its profitability may therefore be subject to fluctuations in exchange rates. The Company does not manage the risks related to foreign currency, interest rates or inflation by using hedging arrangements.


There are potential conflicts of interest to which the directors of the Corporation may be subject to, from time to time, in connection with the operations of PeakSoft. Conflicts, if any, will be subject to the procedures and remedies mandated by the Business Corporations Act (Alberta) and the common law of Alberta.

ITEM 2 - DESCRIPTION OF PROPERTY

The executive offices and support facilities of PeakSoft USA, which are located at 3614 Meridian Street, Suite 100, Bellingham, Washington, USA, occupy approximately 5,392 square feet. These offices were leased, effective September 15, 1997, for a term of 54 months at an annual lease rate of US$67,100. The Company at one time leased commercial space located at 100 Park Royal, West Vancouver, British Columbia, Canada for research and development and business development offices. These offices have been sublet, but a shortfall between the rent received from the subtenant and that due to the landlord of CDN$1,518.46 per month must be made up.

ITEM 3 -	LEGAL PROCEEDINGS

On December 4, 1996, the Corporation was served with a formal complaint from Netjet Communications, Inc., a California corporation, alleging trademark infringement with respect to the Corporations Internet software product, Peak Net.Jet, and commencing legal proceedings with respect thereto in the U.S. District Court, Northern District of California. The complaint sought unspecified damages, profits, injunctive and other equitable relief. A settlement of the complaint, the terms of which are confidential, was reached by the parties on June 10, 1997. Payment was made in full on September 13, 1997.

In the spring of 1997, the Corporation received a series of bills totaling CDN$71,884.60 from its then general and securities counsel, the law firm of Bennett Jones Verchere in Calgary, Alberta, for legal services allegedly performed during the years 1995 and 1996. PeakSoft believes that these invoices have been remitted improperly, and is contesting them in a taxation proceeding which is ongoing before an officer of the Court of Queens Bench of Alberta.

ITEM 4 - CONTROL OF REGISTRANT

PRINCIPAL SHAREHOLDERS

The only persons who own of record, or who are known to the directors of the Corporation to own beneficially, directly or indirectly, more than 10 percent of the issued and outstanding Common Shares, as at March 23, 1998, are:

Name and Municipality of Residence:  Douglas H. Foster, Bellingham, Washington
                                                                      (1)
Type of Ownership:  Legal and beneficial, indirect

Number of Shares: 1,470,050

Percent of Common Shares: 10.88

Percent of Common Shares after giving effect to the exercise of the First Warrants, the First Special Warrants, the Second Special Warrants, the Third Special Warrants (2) and the Fourth Special Warrants: 6.86


Notes:

(1) Mr. Foster holds 115,000 shares personally and is the sole shareholder, director and manager of Foster Murphy & Sons Holding Co. Ltd., a British Columbia company which is the registered holder of 1,355,050 Common Shares.
(2) This does not include Common Shares issuable upon exercise of stock options, Agents Purchase Warrants, Second Warrants, Third Warrants or Fourth Warrants.

    The directors and officers of the Corporation beneficially own directly and indirectly 13.0 percent of the issued and outstanding Common Shares of the Corporation.

Title of Class    Identity of Person or Group   Amount Owned  Percent of Class
Common Stock      D. Foster  (Individual)         115,000            .9
Common Stock      Foster Murphy & Sons-         1,355,050          10.0
                     Doug Foster (Individual)
Common Stock      Carl Conti (Individual)         112,000            .8
Common Stock      Donald McInnes (Individual)      85,000            .6
Common Stock      Peter Janssen (Individual)       51,750            .4
Common Stock      Nick Vermeulen                   33,000            .2
Common Stock      Thomas Taylor                         1            .0

Common Shares     All Directors/Officers        1,751,801          13.0
                     as a Group

ITEM 5 -	NATURE OF TRADING MARKET

TRADING HISTORY OF COMMON SHARES


The Common Shares of PeakSoft are listed and posted for trading on The Alberta Stock Exchange under the trading symbol PKT.A. The following table sets forth the reported high and low sale prices and volume of trading of the Common Shares as reported by The Alberta Stock Exchange for the periods indicated:

1996                        Price Range           Trading Volume
                        High $    Low $

First Quarter          1.55        0.45            2,885,900

Second Quarter         1.85        1.20            1,615,806

Third Quarter          1.45        0.50            2,211,441

Fourth Quarter         1.60        0.60            3,659,653


1997


First Quarter          1.30        0.80            2,598,231

Second Quarter         1.18        0.57            1,714,955

Third Quarter          0.93        0.40            2,048,481

Fourth Quarter         0.90        0.40            1,160,214


1998

First Quarter          0.61        0.50            1,676,102

The closing price of the Common Shares of PeakSoft on the Alberta Stock Exchange on March 25, 1998 was $0.43.

As of March 27, 1998, 39.2 percent of the registered shares were held in the U.S.

ESCROW

Pursuant to an agreement dated July 12, 1995 among the Corporation, Montreal Trust Company of Canada, Foster Murphy & Sons Holding Co. Ltd., McGillicutty Management Corp. - and - Eric Simonson and Kathy Simonson, (the Original Escrow Agreement), an aggregate of 2,461,523 Common Shares owned by these shareholders were placed in escrow with Montreal Trust Company of Canada. The Original Escrow Agreement provides that the shares held in escrow are released as to 10 percent immediately after the expiry of nine months from the date of the final receipt of the initial exchange offering prospectus of the Corporation (July 12, 1995), as to 20 percent at the end of each of the first, second and third anniversaries from the date of the initial release of escrowed Common Shares and 30 percent at the end of the fourth anniversary from the date of the initial release of escrowed Common Shares. 1,723,066 Common Shares remain in escrow under the Original Escrow Agreement.

Pursuant to an agreement dated May 31, 1996 among the Corporation, Montreal Trust Company of Canada and James Bickel, Gwen Cameron, Robert Casilio, Glenn Guthrie, Elliot Holden, Ashley Holden, Cuthbert Huckvale, Edna Anne Judge,
Cliff Kondratiuk, Frank Lang, Stefan Liere, Carolyn May MacDonald, Dick McKenzie, Allison McKenzie, Shonna McKenzie, Hashim Mitha, Sadru Mitha,
Gulshan Mitha, Joseph Gerard Monaghan, Alice Monaghan, Thomas Jacob Monaghan, Matthew John Monaghan, Julie Marie Monaghan, Warwick Parker, John Taylor,
Liam Taylor, Harry Weatherill, Thomas Taylor, RBP Business Systems Inc.,
G.S.K. Investments Ltd., Hasker Management Ltd., Headline Technologies Ltd.
and Wunderware Software Corp. (the New Escrow Agreement), an aggregate of 897,568 Common Shares owned by these shareholders were placed in escrow with Montreal Trust Company of Canada in connection with the acquisition of CBT by the Corporation. The shares held in escrow are to be released on the following basis:
(a) one-third of the Common Shares held by each shareholder shall be releasable upon the confirmation by the Corporation to The Alberta Stock Exchange of completion of a beta release of a product by the Corporation employing the Javalin-based technology previously belonging to CBT;
(b) one-third of the escrowed Common Shares held by each shareholder shall be releasable upon the confirmation by the Corporation to the ASE of commercial release of a product by the Corporation employing the Javalin-based technology previously belonging to CBT; and
(c) one-third of the escrowed Common Shares held by each shareholder shall be releasable upon the Corporation achieving total revenues of CDN$1 million or greater in any six-month period. Notwithstanding the terms of paragraphs
    (a) and (b) above, the maximum number of Common Shares to be released from escrow to a shareholder from the original number of Common Shares held in escrow on behalf of such shareholder shall be one-third within the first six months from the date of the agreement, two-thirds during the first twelve months from the date of the agreement and the total original number within the first eighteen months from the date of the agreement. The first two-thirds of the Common Shares escrowed under the New Escrow Agreement have now been released.


ITEM 6 - EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital into Canada which affect the remittances of interest, dividends or other payments to non-resident holders of shares of the Companys stock. Any such remittances to US residents, however, are subject to withholding tax under the Income Tax Act (Canada) (the Tax Act), which is generally reduced to a rate of 15 percent pursuant to Articles X and XI of the Canada-US Income Tax convention.

Except as provided in the Investment Canada Act (the Investment Act), as amended by the Canada-United States Free Trade Agreement Implementation Act (Canada) (the FTA Implementation Act), there are no limitations under the laws of Canada, the Province of Alberta or in the charter of any other constituent documents of the Company with respect to the right of foreigners to hold and/or vote the shares of the Companys stock.

The Investment Act requires a non-Canadian making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with Investment Canada, the federal agency created by the Investment Act. Under the provisions of the Investment Act, an investment by a non-Canadian (other than an American, as defined in the Investment Act) in a Canadian business is reviewable if it is
(i) a direct acquisition, which is defined as the acquisition of the assets or voting shares of a Canadian business or control of its Canadian parent in Canada or a Canadian business with assets of CDN$5,000,000 or more, or (ii) an indirect acquisition, which is defined as the acquisition of control of a Canadian business with assets of CDN$50,000,000 or more, where the assets of the Canadian business represent 50 percent or less of the value of the total assets acquired, through control of its Canadian parent entity outside Canada. Where the value of the assets of the Canadian business represents 50 percent or more of the value of the total assets acquired, the direct acquisition threshold applies.
As a result of the FTA Implementation Act, the threshold for review of acquisition by Americans has been increased. The threshold is presently CDN$25,000,000 for direct acquisitions and CDN$100,000,000 for indirect acquisitions. Acquisitions of control of certain types of Canadian businesses are excluded from these higher thresholds. An acquisition of a Canadian business, the gross assets of which do not exceed the above-threshold amounts, will not be subject to review and the non-Canadian will simply be required to notify Investment Canada within certain prescribed time limits.

The Investment Act also requires the filing of a notice with Investment Canada by a non-Canadian making an investment to establish a Canadian business. Where the business activity is, in Investment Canadas opinion, related to Canadas cultural heritage or national identity, an order can be issued making the investment renewable.

If Investment Canada is satisfied that the investment is likely to be of net benefit to Canada (as compared with the test under the prior investment act that the investment is of significant benefit to Canada), then the non-Canadian may proceed to complete the investment. If Investment Canada is not satisfied that the investment is likely to be of net benefit to Canada, then the non-Canadian may not make the proposed investment or, if the investment has been implemented, shall divest itself of control of the Canadian business that is the subject of the investment.

ITEM 7 - TAXATION

The following discussion summarizes some of the primary Canadian income tax considerations to non-residents of Canada owning Common Shares of a corporation resident in Canada. The comments are confined to consideration of the Tax Act, the regulations thereunder and PeakSofts counsels understanding of the current administrative practices of Revenue Canada Taxation.

Cash dividends paid by a corporation resident in Canada on Common Shares held by non-residents of Canada will generally be subject to Canadian withholding tax under the Tax Act. This withholding tax is levied at the basic rate of 25 percent, but may be reduced by the terms of any applicable tax treaty. For residents of the United States not having a permanent establishment in Canada, the Canada-US Income Tax Convention reduces the rate of withholding tax to 15 percent generally and to 6 percent for corporations owning at least 25 percent of the voting stock of the payer corporation.

Stock dividends paid by Canadian public companies are treated as taxable dividends and are subject to withholding tax as discussed above. The amount of a stock dividend paid by a corporation is deemed to be equal to the amount of the increase in the paid-up capital of the corporation arising by virtue of the payment of the stock dividend. A shareholder receiving a stock dividend is deemed to acquire the shares that are the subject of the dividend at a cost equal to the amount of the dividend.

A non-resident of Canada who holds Common Shares as capital property will not be subject to tax in Canada under the Tax Act on capital gains realized on the disposition of the shares, unless the shares are taxable Canadian property within the meaning of the Tax Act. Generally, the Common Shares of a public company would not be taxable Canadian property unless the non-resident used the shares in carrying on a business in Canada, the non-resident was previously a resident of Canada and elected to deem the Common Shares to be taxable Canadian property on ceasing to be a Canadian resident or, at any time during the five years before the disposition of the shares, the non-resident owned, together with other persons with whom he did not deal at arms length, greater than 25 percent of the issued shares of any class of the capital stock of the public company. The Canada-US Income Tax Convention provides that US residents will be subject to tax in Canada under the Tax Act on capital gains realized on the disposition of shares in a Canadian resident public company where such shares comprise taxable Canadian property as discussed above and where more than 50 percent of the share value is derived from real property situated in Canada.

ITEM 8 - SELECTED FINANCIAL DATA

Set forth below is certain selected consolidated financial data of the Company for the six months ended of March 31, 1998, and the comparable period in 1997. The selected consolidated financial information is derived from the Companys unaudited consolidated financial statements for such periods. The Companys consolidated financial statements are prepared in accordance with Canadian GAAP. The information set forth below should be read in conjunction with Managements Discussion and Analysis of Financial Condition and Results of Operations.

SUMMARY OF OPERATIONS (unaudited)
Stated in Canadian Dollars

SIX MONTHS ENDED MARCH 31

                                             1998               1997
Sales                                     899,582            709,384
Net Earnings (Loss) from
  Continuing Operations               (1,262,607)        (1,782,304)
Earnings (Loss per Share)
  from Continuing Operations                (.09)              (.20)


SUMMARY OF BALANCE SHEET (unaudited)
Stated in Canadian Dollars

SIX MONTHS ENDED MARCH 31

                                            1998               1997
Working Capital*                        (396,348)           (465,789)
Total Assets                           1,355,088           2,505,249
Total Current Liabilities                879,791           1,162,050
Long Term Debt and
  Obligation Under Capital Leases      1,667,210              49,571
Shareholders Equity (Deficit)         (1,191,913)          1,293,628




Set forth below is certain selected consolidated financial data of the Company for each year in its existence ended September 30, 1997. The selected consolidated financial information is derived from the Companys audited consolidated financial statements for such periods. The Companys consolidated financial statements are prepared in accordance with Canadian GAAP. The information set forth below should be read in conjunction with Managements Discussion and Analysis of Financial Condition and Results of Operations and the Companys audited financial statements.

SUMMARY OF OPERATIONS
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30

                                      1997         1996             1995
Sales                            1,340,200      784,900          556,096
Net Earnings (Loss) from
  Continuing Operations         (4,091,490)    (927,480)          55,794
Earnings (Loss Per Share)
  from Continuing Operations          (.33)        (.11)             .02


SUMMARY OF BALANCE SHEET
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30

                                             1997          1996       1995
Working Capital*                          341,546      (445,693)    88,060
Total Assets                            2,402,271     2,118,027    570,303
Total Current Liabilities               1,042,639       523,681    288,858
Long Term Debt and
  Obligation Under Capital Leases       1,421,918        64,044     36,164
Shareholders Equity (Deficit)             (62,286)    1,530,302    245,281


Had the Companys consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (see Note 14 to the audited financial statements), selected consolidated financial information would have been as follows:

SUMMARY OF OPERATIONS
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30

                                       1997             1996            1995

Sales                             1,340,200          784,900         556,096
Net Earnings (Loss) from
  Continuing Operations          (3,354,661)      (2,577,078)         55,794
Earnings (Loss Per Share)
  from Continuing Operations           (.35)            (.31)            .02

SUMMARY OF BALANCE SHEET
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30

                                   1997            1996          1995
Working Capital*                341,546        (445,693)       88,060
Total Assets                  1,579,972         473,429       570,303
Total Current Liabilities     1,042,639         523,681       288,858
Long Term Debt and Obligation
  Under Capital Leases        1,369,576          12,702        36,164
Shareholders Equity (Deficit) (975,055)       (118,688)       245,281

(a) CANADIAN AND US DOLLAR EXCHANGE RATES

A history of US-Canadian dollar exchange rates, as of September 30, for the indicated years is set forth below. All amounts shown represent noon buying rates for cable transfers in New York City certified funds for customs purposes by the Federal Reserve Bank of New York. The source for this data is the Federal Reserve Bulletin and Digest.

             HIGH SCAN              LOW SCAN               AVERAGE
          CAN/US   US/CAN        CAN/US   US/CAN       CAN/US   US/CAN
1991      1.1229   .8906         1.1589   .8628        1.1457   .87283
1992      1.1748   .8512         1.2858   .7777         1.214    .8237
1993      1.2497   .8002         1.3367   .7481        1.2901    .7751
1994      1.3408   .7458         1.4086   .7099        1.3736    .7280
1995      1.3507   .7404         1.4074   .7105        1.3686    .7307
1996      1.3852   .7219         1.3290   .7525        1.3630    .7337
1997      1.4395   .6947         1.3364   .7483        1.3850    .7220
1998*     1.4395   .6947         1.4314   .6986

*The exchange rate stated for the year 1998 was as of April 15th.

(b) DIVIDENDS

The Company has not paid any cash dividends since its inception. The Company does not intend to pay any cash dividends in the foreseeable future, but intends to retain all earnings, if any, for use in its business operations.

ITEM 9 - MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITIONS AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and notes thereto.

The Companys financial statements are prepared in accordance with generally accepted accounting principles in Canada and are presented in Canadian dollars. Significant differences between generally accepted accounting principles in Canada and the United States are disclosed in note 14 to the financial statements.


The Company chose to launch a new application NetMagnet ahead of its planned next generation PeakJet. The delay in releasing PeakJet 2000, let that demand for that product slip. The resulting decrease in sales reflects the impact of
a) not shipping NetMagnet on time and b) declining sales of PeakJet 1.55 due to the anticipation that a new version would be coming. Subsequent to the quarter end PeakSoft released NetMagnet (Jan 98) and released its next generation PeakJet 2000 (Jul 98).


Six Months Ended March 31, 1998 Compared to Six Months Ended March 31, 1997.

The acquisition of CBT brought new engineering staff and unfinished technology to Peak. The technology known as Javalin had no guarantee of being merchantable or completed, but in the opinion of management offered promise for the company to establish itself in the Internet market. Subsequent to the acquisition Peak did, in fact, successfully commercialize the product and continue to expand the core technology. As an example the company released Web Animator in 1996 which was re-named JetEffects in 1997 and continues to be sold by the company today. In addition the technology was applied to the creation of NetJet in November 1996, now known as PeakJet and to the creation of NetMagnet released in January 1998. While there is no guarantee that the technology will continue to be marketable, the company released PeakJet 2000 in July 1998 and has five other products based upon this technology under development.

Revenue for the six months ended March 31, 1998 increased from $709,384 in the comparable period in 1997, to $899,582, an increase of $190,198 or 26.8%, and was due primarily to the growing sales volume of Peaks Internet software products. The operating loss decreased from $1,782,304 to $1,262,607, reflecting higher sales volume and a significant reduction in operating expenses. Management has drastically reduced expenditures in all areas, especially in cost of goods sold, research and development, and selling and marketing. These reductions reflect managements ability to produce and sell a more cost-efficient product with minimal marketing. The Company is actively creating budgets to place emphasis on marketing its current and future products in the next quarters to capture a higher sales volume. The amortization expense includes the amortization on the research and development that was acquired in 1996 from Chameleon Bridge Technologies Corp, which is capitalized according to Canadian GAAP. The Companys cash position was decreased from $110,784 in 1997, to $61,084 in 1998 and remains an area of critical importance and is being actively addressed by management. The Company does not have access to any unused lines of credit at this time. Due to managements increased control over cash flow, there are no expected non-operating expenditures that are accounted for. In general, the results for the six months reflect the Companys continuing growth in this fast-paced, rapidly expanding Internet market.



Management expects that the activity level for the Company will continue to increase, with operating expenses in excess of income, for at least the next quarter. In order to reduce the overall costs of maintaining its presence in the retail sales channel, the Company has entered into a contract with a third party, Re:Launch, based in Berkeley, California, to manage this activity. The Company plans to direct the major portion of its marketing resources in 1998 to corporate, international, educational, and other institutional sales opportunities for its products, Net Magnet, PeakJet, and JetEffects.

March of 1998 witnessed a further infusion of investment capital in the amount of US$140,000. Thus the Company has obtained financing aggregating to $545,206 since Septmeber 30, 1997.

The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and is developing an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company presently believes that, with modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the Companys computer systems as so modified and converted. The Company has completed the required modifications and conversions. The Company is in the process of obtaining Year 2000 compliance statements from vendors, suppliers, and all other third parties that do business with the Company.

Year Ended September 30, 1997 Compared to Year Ended September 30, 1996



The acquisition of CBT brought new engineering staff and unfinished technology to Peak. The technology known as Javalin had no guarantee of being merchantable or completed, but in the opinion of management offered promise for the company to establish itself in the Internet market. Subsequent to the acquisition Peak did, in fact, successfully commercialize the product and continue to expand the core technology. As an example the company released Web Animator in 1996 which was re-named JetEffects in 1997 and continues to be sold by the company today. In addition the technology was applied to the creation of NetJet
(now known as PeakJet) in November 1996, and to the creation of NetMagnet released in January 1998. While there is no guarantee that the technology will continue to be marketable, the Company released PeakJet 2000 in July 1998 and has five other products based upon this technology under development.



In 1997, PeakSoft Corporation completed its first full year totally focused on its goal of becoming a leading Internet/intranet software company. During this year, PeakSoft Corporation (formerly Peak Technologies Inc.) introduced two new Internet software products, PeakJet and JetEffects, and started developing a third major productivity suite, NetMagnet, for release in early 1998. As of September 30, 1997, PeakJet and JetEffects have sold over 40,000 units through top software retailers in the USA as well as into international markets in Japan and the United Kingdom.

The costs associated with building a management and technical team, launching PeakJet and JetEffects into retail and Internet sales channels, developing new products and establishing the foundation for growth are reflected in this years financial statements. These costs represent the Companys investment in building the future success of PeakSoft in the fast growing and challenging Internet/intranet software industry.

Operations

Sales for 1997 were CDN$1,340,200 versus CDN$784,900 in 1996, an increase of CDN$555,300 or 71%. The increase was due primarily to increased retail sales/volume of the companys Internet software products, PeakJet and JetEffects, which were launched in the first and second quarters of fiscal 1997. The gross profit margin increased from 45.5% in 1996 to 66.5% in 1997, reflecting the higher margins available in the software industry.

General and administrative expenses were CDN$1,245,114 in 1997 and CDN$312,361 in 1996, an increase of CDN$932,753. This was due primarily to significantly higher costs for professional fees, communications costs, additional staff salaries and the general expenses associated with building an infrastructure to support the Company.

Marketing and sales expenses increased from CDN$531,170 in 1996 to CDN$1,682,437 in 1997, an increase of CDN$1,151,267 or 217% due mainly to the higher advertising and promotion expenses associated with introducing two new products into the consumer retail channel. In addition, the Company incurred increased salary expenses resulting from hiring new senior staff members to carry out the sales and marketing program. Costs associated with pursuing bundling opportunities with channel partners and supporting international distribution were also factors in the increase.

Research and development expenses increased from CDN$321,740 in 1996 to CDN$641,426 in 1997, an increase of CDN$319,686 or 99%. This increase resulted from hiring additional technical staff and allocating more resources to this area in order to develop and bring new products to market.

Amortization increased significantly from CDN$118,968 in 1996 to CDN$1,050,965 in 1997, an increase of CDN$931,997. The increase occurred as a result of the amortization of the acquisition of Chameleon Bridge Technologies Corp. in 1996. Research (valued at CDN$1,644,598) acquired in the transaction, is being amortized over its estimated useful life of two years.

In 1997 the Company wrote off CDN$53,169 of assets that were obsolete or no longer functional.

The Company incurred an expense of CDN$310,042 for the settlement of a name infringement lawsuit in 1997. This amount includes legal, settlement and product recall costs associated with this matter.

During 1996, the Company discontinued its Multi-Media Division and has charged the net loss from this activity to the Statement of Operations. This resulted in a deficit of CDN$745,844 for 1996.

The loss for 1997 was CDN$4,091,490 ($.42 per share) versus CDN$1,673,324
($.20 per share) in 1996, a difference of CDN$2,418,166. The increased loss resulted primarily from the significant costs associated with building a larger organization including additional management and technical staff and launching software products into the retail channel.

Liquidity and Capital Resources


As of September 30, 1997, the Company had a cash balance of CDN$1,071,366. The Company issued 3,640,106 Common Shares during 1997, raising CDN$2,380,551. The Company also issued promissory notes for cash proceeds of CDN$1,554,760 (see note 6). An additional 1,250,000 shares were issued after year end for proceeds of CDN$500,000($399,900 of which had been received prior to September 30, 1997.) The company has no available lines of credit.


Accounts receivable decreased by CDN$45,917 during the year ended September 30, 1996. This was mainly due to the effect of discontinuing the Multi-Media Division, which had generated accounts receivable at September 30, 1995. It is anticipated that accounts receivable will grow significantly next year as the Internet Software Division begins selling its products through retail channels.

Accounts receivable increased by CDN$70,918 from CDN$26,727 in 1996 to CDN$97,645 due primarily to the increased sales to wholesalers of the Companys software.

Inventory increased from CDN$13,362 in 1996 to CDN$59,128 in 1997, a difference of CDN$45,766 due to the buildup of retail packages of software in anticipation of increasing sales.

The increase in prepaid expenses and deposits from CDN$7,936 in 1996 to CDN$156,046 in 1997 was primarily due to the deposits required for trade shows in the next fiscal year and prepaid product marketing costs.

Net fixed assets were reduced by CDN$174,485 from CDN$370,272 in 1996 to CDN$195,787 in 1997 due to the write-off of obsolete equipment and normal amortization. The Company made only minor purchases of computer equipment and furniture during the year but invested CDN$41,094 in software. The major portion of the software purchased was attributable to the Companys acquisition of ExpressO; a Java based server software, which is utilized in the Companys own software products.


Accounts payable and accrued expenses increased from CDN$380,119 in 1996 to CDN$893,398 in 1997, an increase of CDN$513,279. The increase resulted from the additional overall size of the Companys operation and a buildup at year-end just prior to completing the issuance of promissory notes. Subsequent to year-end, the amount was reduced by CDN$210,000 as a result of negotiated settlements of trade accounts with 12 different suppliers to one of the Companys subsidiaries and resumption of normal payments under trade credit terms. One of these settlements was reached on September 30, 1997, 10 were effected on October 20, 1997, and the last was concluded on November 6, 1997. Each of the creditors with whom a settlement was effected accepted an immediate lump sum payment in satisfaction of its account in preference to having a balance paid out over time.


The increase in long term debt from CDN$12,702 in 1996 to CDN$1,380,991 in 1997 is attributable to the issuance of promissory notes during the year. The current portion of long-term debt also decreased from CDN$23,507 in 1996 to CDN$14,936 in 1997 as a result of the issuance of notes.

Year Ended September 30, 1996 Compared to Year Ended September 30, 1995

The Companys primary business in the year ending September 30, 1995 was in the fields of computer services and multi-media products. The Company provided on-line diagnostics and on-site repair of a network of computer equipment for retail chains. It also developed multi-media CD-ROM products.

In June 1996, the Company added to its technology base by acquiring the Java server software owned by Innovative Desktop, a Pennsylvania based software business. It also exclusively licensed the Java version of Lightning Strike, a proprietary compression technology from Infinop, Inc. With all these technology tools available, the Company set out aggressive development targets to capitalize on the fast growing Internet marketplace. In particular, the Companys first consumer product, Peak Net.Jet, was designed for Internet users who wanted to increase the speed at which they surfed the Net. Significant progress was made in bringing this product to the release stage, which occurred subsequent to year-end (late November 1996). An additional consumer product, JetEffects (previously named Peak Web Animator) was also developed and will be introduced in the first calendar quarter of 1997.

In order to fund the development of applications from the base technology, the Company sold additional shares in a private placement, which closed in April 1996. While revenue from the service business was solidly maintained, the additional expenses incurred in engineering, marketing development and the necessary additions to infrastructure to support a significant product launch made additional infusions of capital necessary and thus, subsequent to year-end the Company completed three more private placements.

In May 1996, the Company acquired Chameleon Bridge Technologies Corporation; a company with an advanced Java-based software development environment, Javalin, which facilitated the rapid development of Java-based Internet software. This provided the Company with a solid entry into the Internet software business with a technological lead in a fast growing marketplace. It was determined by the Companys directors and management that the highest growth potential for the Company would come from marketing Internet software using the Javalin technology. As a result, a decision was made to discontinue the adventure travel CD-ROM division of the Company and to dedicate all available resources to the Internet Software Division.

In August of 1995, the Company completed an initial public offering, raising CDN$700,000 on the Alberta Stock Exchange in order to finance the growth of its multi-media CD-ROM division, which specialized in adventure travel titles. During 1996, the Company completed and published three CD-ROM titles.

The following discussion should be read in conjunction with the financial statements and notes thereto:

Operations
Sales for 1996 were $781,345, an increase of $225,249 or 41% over the $556,096 reported in 1995. This resulted from a large upgrade program, resulting in increased volumes, conducted by one of the Companys major customers as well as the introduction of a preventative maintenance program for all of this clients retail locations. Gross profit in 1996 was $353,204, which represents 45.2% gross profit margin compared to 35.6% gross profit margin of $198,157 in 1995. Gross profit margins increased by 9.6% due mainly to a change in the mix.

General and Administrative expenses decreased from $58,306 in 1995 to $58,004 in 1996, a decrease of $302. While the overall decrease is insignificant, there are variations in individual items within this category. An increase in salaries and benefits of $28,705 occurred as the Company hired additional support staff and a reduction in facilities costs from $21,573 in 1995 to $12,845 was due primarily to the Company moving into less expensive offices in Bellingham, WA, and reductions in professional fees and general office costs also tended to offset the increases in other areas.

Start-up of Software Division
There were a number of items which significantly impacted the statement of operations in 1996. Startup costs associated with the new Internet Software Division of the Company resulted in a total charge of $1,079,384 in the current year and $31,872 in 1995. The Company earned $18,305 from a third party for software customization as part of its development in 1996 and spent $531,170 for the startup cost on marketing development, $321,740 on additional research and development and $244,779 on general and administrative costs. These costs have been charged to the income statement in the year incurred and represent the initial costs of preparing a new division of the Company to become fully operational in the next fiscal year.

During 1996, the Company discontinued its Multi-Media Division and has charged the net loss from this activity to the statement of operations. This resulted in a charge to the statement of operations and deficit of CDN$745,844 in 1996 and CDN$598,448 in 1995.

Liquidity and Capital Resources
At September 30, 1996, the Company had CDN$29,963 of cash in the bank. The Company issued 1,151,147 shares during 1996, raising CDN$628,189 of cash to finance the startup of its Internet Software Division. An additional
1,704,210 shares were issued, valued at CDN$1,874,848 in order to purchase CBT, ExpressO and an exclusive Java version software license to Lightning Strike compression software. These formed the major assets of the Companys Internet Software Division.

Subsequent to year-end, three additional rounds of financing were completed for total gross proceeds of CDN$1,940,900. The Company anticipates that additional financing over the course of the next year will be required in order to fund the anticipated growth of the Internet Software Division.

Accounts receivable decreased by CDN$45,917 during the year ended September 30, 1996. This was mainly due to the effect of discontinuing the Multi-Media Division, which had generated accounts receivable at September 30, 1995. It is anticipated that accounts receivable will grow significantly next year as the Internet Software Division begins selling its products through retail channels.

Inventory was reduced by CDN$129,926 from CDN$143,288 in 1995 to CDN$13,362 in 1996 due primarily to the one time buildup of inventory at September 30, 1995 to support a major installation program for a client. In addition, the write down of the inventory associated with the Multi-Media Division served to reduce the net realizable value of the inventory on hand at September 30, 1996.

The Company purchased CDN$150,486 of fixed assets in the year ended September 30 1996, both as direct purchases and as capital leases. These purchases of furniture, computer equipment and software were primarily to support the increased staff and activity of the Internet Software Division.

While cash resources at year end were low, management believes that it will continue to be successful in attracting the cash resources necessary to fund the anticipated growth of the Company over the next fiscal year through additional private placements of Common Stock, the exercise of warrants and options, and expect to receive cash generated from operations.

ITEM 10 - DIRECTORS AND OFFICERS OF REGISTRANT
Directors and Officers

The current directors and officers of the Corporation, their respective positions held with the Corporation and the principal occupation of each are set forth in the table below. The directors were elected at the annual general meeting of the Corporation held March 16, 1998, to hold office until the close of the first annual meeting of shareholders following their election: Business Corporations Act (Alberta) subsection 101(6). Officers of the Corporation hold office at the pleasure of the board of directors.

Name and Municipality          Positions Held with
Of Residence                   the Corporation

Douglas H. Foster              President, Chief Executive Officer
Bellingham, Washington         and Director

Principal Occupation:  President and Chief Executive Officer of PeakSoft.

Donald McInnes                Secretary and Director
Vancouver, British Columbia

Principal Occupation: President of Blackstone Resources, Inc., a public mining company.

William Baker                 Director
North Vancouver, British Columbia

Principal Occupation: President of Willabeth Capital Corporation, a private financial consulting firm.

Peter Janssen                  Director
Seattle, WA

Principal Occupation: President of Peter Janssen & Associates, a private consulting firm (newly appointed in September of 1997)

Carl Conti                     Director
South Salem, New York

Principal Occupation:  Independent Management Consultant


A detailed summary of the background of each director and officer of the Corporation setting forth their principal occupation within the five preceding years is set forth below.

Doug Foster, President and Chief Executive Officer, since 1994

Mr. Foster is one of the founders of the Corporation and has been President, Chief Executive Officer and a director of the Corporation since its incorporation in August 1994. Mr. Foster has over 16 years of sales and management experience in the computer industry. From 1991 to 1994, Mr. Foster was President of BREEZ. From 1989 to 1991, Mr. Foster was a director and President of Lynxx Microsystems Inc., a systems integration company, which had operations in Vancouver, British Columbia, Seattle, Washington and San Francisco California. Prior to 1989, Mr. Foster was Western Region Financial Branch Manager with Unisys Corporation and a Senior Sales Representative with AES Data Inc. and Xerox Corporation.

Donald McInnes, Secretary and Director, since 1995

Mr. McInnes has been Secretary and a director of the Corporation since February 1995. Since 1993, Mr. McInnes has been President of McGillicutty Management Corp., a public management company that is involved in venture finance and
business consulting.   He is currently President of Blackstone Resources Inc.,
a public mining company, whose shares trade on The Alberta Stock Exchange. He currently also manages and is a director of another public company, Western Keltic Mines Inc., whose shares are listed on the Vancouver Stock Exchange. Prior to 1993, Mr. McInnes was Project Manager for Equity Engineering Ltd., a mineral exploration consulting firm.

William Baker, Director, since 1997

Mr. Baker is a Chartered Accountant who has provided financial consulting services through Willabeth Capital Corporation since 1979. Mr. Baker was also Chief Executive Officer of Pop-Media Ltd., a private electronic point-of-purchase media company, from 1986 to 1994.

Peter Janssen, Director, since 1997

Peter Janssen has spent the last thirty years in a series of marketing, merchandising, and sales roles for both retailers and technology manufacturers. Mr. Janssen runs a consulting firm focused on helping high tech companies bring their products to market. This includes providing services to Software Publishers, PC and Peripheral manufacturers in the areas of product marketing, marketing strategies and tactics, and sales and distribution strategies. During the past year, Peter Janssen & Associates have completed consulting assignments for both small companies and major corporations including: Acer, Toshiba, Capital One Financial Corporation, Design Intelligence, Netscape, HumanCAD Systems, Motorola, and Phillips.

Carl Conti, Director, since 1997

Mr. Conti is currently an independent management consultant. Prior thereto, Mr. Conti, who was the originator of the concepts underlying modern cache memory, spent 32 years at IBM in various capacities, including as Vice President of the General Technology division, President of the Data Systems Division, group executive for the Information and Storage Group, member of the IBM Corporate Management Board, and finally as IBM Senior Vice President and General Manager of IBM Enterprise Systems where Mr. Conti directed an organization of 30,000 employees with annual revenues in excess of $20 billion. Mr. Conti is also a director of Adaptec Corporation, a NASDAQ traded company.

ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

PeakSoft currently has two executive officers (following the resignation of one executive officer in April 1997), none of whom received, directly or indirectly, compensation exceeding US$100,000. The aggregate cash compensation paid to the two executive officers of PeakSoft, directly or indirectly, during the year ended September 30, 1997 was CDN$212,000. There are no funds set aside or accrued by the Company for pension, retirement, or similar benefits.

Compensation Summary

The table below sets forth information concerning the compensation of the Corporations Chief Executive Officer for the fiscal years ended September 30, 1997, 1996, 1995, and 1994.

Name and                             Annual Compensation
Principal Position          Year     Salary     Bonus     All Other
                                                          Compensation


Douglas H. Foster          1997     85,000        -            -
President and              1996     82,800        -            -
Chief Executive Officer    1995     82,800        -            -
& Director                 1994     70,400

Long-Term Compensation
Awards:
Securities Under Options/SARs Granted:

1997           302,000
1996           321,250
1995           250,000
1994                 -

Restricted Shares or Restricted Share Units: none

Payouts:
LTIP Payouts: none

All Other Compensation: none


The following information concerns individual grants of options to purchase or acquire securities of the Corporation made during the year ended September 30, 1997 to the Corporations Chief Executive Officer.

Name                    Securities          percent of Total       Exercise or
                        Under Options       Options Granted        Option Price
                        Granted (#)         to Employees in        ($/Security)
                                            Financial Year



Douglas H. Foster        130,625            16.81 percent           $0.64
                      Common Shares                                per share

Market Value of Securities Underlying Options on Date of Grant ($/Security):
$0.64 per share

Expiration date:  May 12, 1998


The following information concerns the cash exercise of options during the year ended September 30, 1997 by the Corporations Chief Executive Officer and the year-end value of unexercised options held, on an aggregate basis.

Name                Securities Acquired on     Aggregate Value Realized
                    Exercise (#)


Douglas H. Foster    321,250                    240,938


                     Unexercised Options       Value of Unexercised in
                     at Year End (#)           the Money Options at
                                               Year-end ($)

                     130,625                   83,600



Payments to Directors:  None.


ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Stock Option Plan

On February 7, 1996, the shareholders of the Corporation approved a stock option plan (the Stock Option Plan), pursuant to which options to acquire an aggregate of 86,000 Common Shares have been issued and are currently outstanding. The Corporation has also conditionally reserved for allotment options to purchase an additional 832,000 Common Shares, subject to receipt of regulatory approvals. Under the terms of the Stock Option Plan, options to acquire Common Shares may be granted by the directors of the Corporation, subject to the restriction that the aggregate number of Common Shares issuable upon the exercise of options granted under the Stock Option Plan shall not exceed 10 percent of the outstanding Common Shares. The exercise price associated with any options granted under the Stock Option Plan shall be determined by the directors in compliance with the applicable laws, rules and regulations and shall not be less than the market price of the Common Shares on The Alberta Stock Exchange less the discount permitted by the rules of The Alberta Stock Exchange. The options vest on the date of grant and expire at the time set by the directors, being not more than 10 years from the date of grant, provided that any outstanding options will expire on the 90th day following the date that the holder ceases to be an officer, director, employee or consultant of the Corporation or six months following the death of the holder. Options granted are non-assignable. Outstanding options granted under the Stock Option Plan may be adjusted in certain events, as to exercise price and number of Common Shares, to prevent dilution.

At September 30, 1997, the following options to acquire Common Shares are outstanding:

Group            Number of Common      Date of Grant      Exercise Price Per
                 Shares Under Option                      Common Share

Management,      86,000                April 30, 1996       $0.60
employees,       646,375               May 1, 1997          $0.64
and directors

Expiry Date

August 30, 1998
May 1, 1998


ITEM 13 - INTEREST OF MANAGEMENT IN MATERIAL CERTAIN
TRANSACTIONS

The directors, officers and principal shareholders of the Corporation (and the known associates and affiliates of such persons) have had no direct or indirect interest in any material transaction involving the Corporation during the 36 month period preceding the date hereof not otherwise disclosed herein, except as follows:

1. On May 15, 1996, the Corporation acquired all of the issued and outstanding shares and entitlements to shares of CBT, in exchange for the issuance of an aggregate of 1,500,000 Common Shares of the Corporation at a deemed price of CDN$1.11 per common share. See The Corporation - Background of the Corporation. Thomas Taylor, who for a period of time subsequent to this transaction became a director and officer of the Corporation, was formerly the sole director and officer of CBT and held, directly or indirectly, approximately 31 percent of the shares and share entitlements of CBT, for which he received, directly or indirectly, 460,886 Common Shares of the Corporation pursuant to that transaction. The initial cost of Mr. Taylors holding in CBT was CDN$80,000.

2. In May 1996, the Corporation acquired the Java server technology known as ExpressO from Mr. Charles Russell, who was carrying on business as Innovative Desktop. The technology was purchased for 133,890 Common Shares at an issue price of CDN$1.33 per Common Share for an aggregate purchase price of US$130,000. To date, 133,890 Common Shares have been issued. Two additional allotments of 15,449 shares each will be issued upon achievement of certain performance milestones. Mr. Russell subsequently became Vice President of Software Systems of the Corporation, but has since resigned that position. See The Corporation - Background of the Corporation.

3. During the 1996 fiscal year, consulting fees and expense reimbursements totaling CDN$19,283 were paid by the Corporation to a former director. A salary of CDN$49,000 was also paid by the Corporation to Lorena Foster who is also a relative of Douglas Foster, the President of the Corporation.

4. During the 1997 fiscal year, consulting fees and expense reimbursements totaling CDN$64,000 were paid by the Corporation to directors. A salary of CDN$33,000 was also paid by the Corporation to an administrative employee who is also a relative of one of the directors.

5. Foster Murphy & Sons Holding Co. Ltd. of Bellingham, Washington sold all of its 4,900,000 shares in BREEZ to the Corporation on October 1, 1994 in exchange for 490,000 Common Shares of the Corporation. Mr. Douglas Foster, President of PeakSoft, was then the sole director and the manager of Foster Murphy & Sons Holding Co. Ltd. That company then had four shareholders, two of which were members of Mr. Fosters family. Mr. Foster, then, substantially controlled the Corporation. The transaction had a deemed value of CDN$98,000, or CDN$0.20 per common share of the Corporation. Foster Murphy & Sons Holding Co. Ltd. acquired the BREEZ shares for approximately CDN$200.

6. Pursuant to an Interactive Media Rights Agreement dated December 19, 1994, Eric Simonson, a former director of the Corporation, and Kathryn Simonson, his wife, both of Ashford, Washington granted the Corporation the right to use the Summit of Dreams documentary which was a component of the Corporations Mt. Everest CD-ROM product. PeakSoft issued 459,000 Common Shares to Mr. Simonson and Ms. Simonson for the Summit of Dreams documentary. This transaction had a deemed value of approximately CDN$20,000.

Director/Officer Indebtedness:  None.


PART II


ITEM 14 - Description of Securities to be Registered.

The Articles of Continuance of PeakSoft Corporation provide as follows:

The Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:
	(i)the right to one vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote;
	(ii)subject to the prior rights and privileges attaching to any other class of shares of the Corporation, the right to receive any dividend declared by the Corporation; and
	(iii)subject to the prior rights and privileges attaching to any other class of shares of the Corporation, the right to receive the remaining property and assets of the Corporation upon dissolution.

The Articles provide for the issuance of preferred shares by the directors of the Company, but as of this writing no preferred shares have been allotted.



PART III

ITEM 15 - Defaults upon Senior Securities - Not Applicable

ITEM 16 - Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds. - Not Applicable.

PART IV



ITEM 17 - Financial Statements

PEAKSOFT CORPORATION
SECOND QUARTER REPORT (unaudited)
For the Six Months Ended
March 31, 1998

Letter to Shareholders

During this quarter, the Company focused on the fundamentals. Our major objectives included the launch of NetMagnet, a reduction in non-essential expenses, the development of strategic partnerships in key areas, and increased revenue. The Company also conducted a thorough review of its product, marketing and sales strategies in an effort to gain maximum value for its technology and products.

NetMagnet was launched on January 21, 1998. The product is available through leading retailers including CompUSA, Fry's and Best Buy. In addition, it is being sold on the Company's Web site and through Internet retail and banner partnerships. Initial response to NetMagnet has been favorable, with a number of positive reviews and an "A List" placement in PC Computing. The product is very leading edge and the target market is sophisticated early adopters and innovators. Those who use the Internet as an essential business tool will see great benefits from NetMagnet.

Expenses for administration, selling and marketing, and research and development decreased by 30.3% over the same period a year ago and by 22.3% over the previous quarter ended December 31, 1997. Revenue increased by 74% over the same period last year and by 250% over the quarter ended December 31, 1997.
The sales growth resulted largely from licensing agreements with Macmillan and InfoBuild. The Company believes it can continue to streamline its costs in the coming quarter through new partnerships that reduce expenses but provide powerful marketing and sales benefits.

The Company received approval from the OTC-BB to commence trading in the U.S. under the symbol PEAFF on March 13, 1998. The company then filed Form 20-F to become a reporting foreign issuer with the SEC, via EDGAR, on April 10, 1998. Once our Form 20-F achieves a "No Comment" status with the SEC we will be in a position to trade fully on the Bulletin Board in conjunction with the Alberta Stock Exchange, symbol PKT.

Canadian and U.S. GAAP (Generally Accepted Accounting Principles) regulations differ regarding the acquisition of research and development from Chameleon Bridge Technologies. This leads to a significant reduction in loss per share when our financial statements are reconciled for U.S. GAAP. According to U.S. GAAP, the acquisition is expensed as incurred, not amortized over a period of time.

The Company continues to evaluate market opportunities and positioning in the fast paced market of intranets and the Internet. We are committed to adding value to our existing applications and to bringing new products to market.
We hope to continue the trend started in the last quarter and accomplish even greater improvements through the remainder of the year.

Sincerely yours,


Douglas H. Foster
President and CEO
May 4, 1998



PeakSoft Corporation
Consolidated Balance Sheet
(Prepared by Management - unaudited))
March 31, 1998 and 1997

                                     1998             1997
(in Canadian dollars)
Assets
Current assets:
Cash                               $   61,084        $ 110,784
Accounts receivable                   281,734          429,913
Inventories                            98,051		         39,557
Prepaids and deposits                  42,574          116,007
                                      710,487          379,465

Capital assets                        176,496          350,731
Acquired research and development     411,149        1,439,023
Licenses                                 -              19,234
Investment in InfoBuild               284,000             -
                                 $  1,355,088      $ 2,505,249

Liabilities and Shareholders Equity
Current liabilities:
Demand loan                      $         -        $   20,756
Accounts payable and accrued
liabilities                          797,449	        1,010,768
Deferred revenue                        -               84,337
Reserve for returns & allowances      54,208              -
Current portion of long-term debt        -              24,573
Current portion of obligations under
capital leases                        28,134            21,616
                                  $  879,791       $ 1,162,050

Long-term debt                     1,622,951               -
Obligations under capital leases      44,259            49,571
Shareholders equity:
Share capital                      6,312,335         3,458,942
Other paid-in capital                173,759               -
                               $   6,486,094     $   3,458,942

Obligation to issue share capital      -           1,940,900
Accumulated deficit                7,678,007       4,106,214
                                   (1,191,913)     1,293,628

                                 $ 1,355,088     $  2,505,249

PeakSoft Corporation
Consolidated Statement of Operations and Deficit (unaudited)
Six months ended March 31, 1998 and 1997


                                     1998              1997

Sales                               $ 899,582           $ 709,384
Cost of goods sold                    158,840             231,232
                                      740,742             478,152
Expenses:
General and administrative            870,107             472,734
Selling and marketing                 695,999           1,148,054
Research and development              324,010             374,690
                                    1,890,116           1,995,478
Earnings (loss) before the
undernoted                       $ (1,149,374)       $ (1,517,326)

Amortization                          500,593             264,978
Recovery of expenses from
 settlements of liabilities           252,562                  -

Earnings (loss) from
operations                         (1,397,558)         (1,782,304)

Gain on sale of contract              134,951                -

Net Earnings (loss)                (1,262,607)         (1,782,304)

Accumulated deficit,
beginning of period                (6,415,400)         (2,323,910)

Accumulated deficit,
end of period                    $ (7,678,007)       $ (4,106,214)
Loss per common share                 $ (0.09)            $ (0.20)


PeakSoft Corporation
Statement of Changes in Financial Position (unaudited)
Six months ended March 31, 1998 and 1997

                                   1998                1997
Cash provided by (used in):
Operations:
Net earnings (loss)             $  (1,262,607)         $ (1,782,304)
Items not involving cash:
Amortization                          500,693               264,978
Change in non-cash operating
working capital                      (236,470)               98,871
                                     (998,384)           (1,418,455)
Financing:
Funds transferred to escrow                                      -
Repayments of long-term debt          (14,936)              (12,702)
Decrease in obligations under
capital leases                          6,842                (1,771)
Decrease in obligation to issue
shares                               (399,900)                   -
Issuance of share capital             512,144             1,545,632
                                      104,150             1,531,159
Investments:
Purchase of capital assets           (116,048)              (31,883)

Increase (decrease) in cash
position                           (1,010,282)               80,821
Cash, beginning of period           1,071,366                29,963
Cash, end of period                  $ 61,084             $ 110,784



Second Quarter Review

Net loss for the quarter ended March 31, 1998 decreased from $1,098,334 in the comparable period in 1997, to $335,228 a decrease of $763,106, or 69.9%. Management has drastically reduced expenditures this past quarter in all areas, especially in cost of goods sold, research and development, and selling and marketing. The Company is actively creating budgets to place emphasis on marketing in the next quarters to capture a higher sales volume. Revenue reflects an increase of 74.2% over second quarter 1997 reported revenue. The increase is primarily due to the recent launch of Peak's third Internet product, NetMagnet, various licensing agreements, and the growing sales volume of PeakJet. The Company has received 800,000 shares of InfoBuild as a partial consideration for a $300,000 license agreement, which is valued at its most recent funding share value. PeakSoft recognizes that there is no guarantee that this value can be realized in the short-term. In general, this quarters results reflect the Companys continuing growth in y expanding Internet market.

Six Month Review

Revenue for the six months ended March 31, 1998 increased from $709,384 in the comparable period in 1997, to $899,582, an increase of $190,198 or 26.8%, and was due primarily to the growing sales volume of Peak's Internet software products. The operating loss decreased from $1,782,304 to $1,262,607, reflecting higher sales volume and a significant reduction in operating expenses. The decreases in expenses reflect a reduction in expenditures, while continuing to keep a significant investment in marketing for Netmagent and future products.

The amortization expense includes the amortization on the research and development that was acquired in 1996 from Chameleon Bridge Technologies Corp, which is capitalized according to Canadian GAAP. (In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is expensed as incurred. The results would be a lower loss per common share of $0.06 compared with $0.09).
In addition, for US GAAP purposes, the settlement of liabilities is recorded as an extraordinary item of $252,562.

The Companys cash position was decreased from $110,784 in 1997, to $61,084 in 1998 while accounts receivable decreased from $429,913 to $281,734. Cash remains an area of critical importance and is being actively addressed by management. In general, the results for the quarter are indicative of the Companys increasing level of marketing activity and its stage of development.





Consolidated Financial Statements of

PEAK TECHNOLOGIES INC.
(in Canadian dollars)

Years ended September 30, 1997 and 1996


AUDITORS REPORT TO THE DIRECTORS

We have audited the consolidated balance sheet of Peak Technologies Inc. as at September 30, 1997 and the consolidated statements of operations and deficit and changes in financial position for the year then ended. These consolidated financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 1997 and the consolidated results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended September 30, 1997 and shareholders equity to the extent summarized in note 14 to the financial statements.


Chartered Accountants
KPMG
New Westminster, Canada
December 12, 1997


COMMENTS BY AUDITORS FOR U.S. READERS ON CANADIAN-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Companys ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated December 12, 1997 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when these are adequately disclosed in the financial statements.


Chartered Accountants


KPMG

New Westminster, Canada
December 12, 1997



PEAK TECHNOLOGIES INC.
Consolidated Balance Sheet
(in Canadian dollars)

September 30, 1997 and 1996

                               1997               1996

Assets

Current assets:
Cash                      $ 1,071,366       $   29,963
Accounts receivable            97,645           26,727
Inventories                    59,128           13,362
Prepaids and deposits         156,046            7,936
                            1,384,185           77,988

Capital assets (note 3)       195,787          370,272

Acquired research and
development (note 4)          822,299        1,644,598

Licences                            -           25,169

                          $ 2,402,271      $ 2,118,027

Liabilities and Shareholders Equity

Current liabilities:
Demand loan               $         -      $    23,152
Accounts payable and
accrued liabilities           893,398          380,119
Deferred revenue (note 5)     109,681           81,033
Current portion of
long-term debt (note 6)        14,936           23,507
Current portion of
obligations under capital
leases (note 7)                24,624           15,870
                            1,042,639          523,681

Long-term debt (note 6)     1,380,991           12,702
Obligations under capital
leases (note 7)                40,927           51,342

Shareholders equity:
Share capital (note 8)      5,779,455        3,398,904
Other paid-in capital
(note 6)                      173,759                -
                            5,953,214        3,398,904
Obligation to issue share
capital (note 8)              399,900          455,308
Accumulated deficit         6,415,400        2,323,910
                              (62,286)       1,530,302

                         $  2,402,271     $  2,118,027

Continuing operations (note 1)
Subsequent events (note 11)

See accompanying notes to consolidated financial statements.

PEAK TECHNOLOGIES INC.
Consolidated Statement of Operations and Deficit

Years ended September 30, 1997, 1996 and 1995

                             1997          1996          1995

Sales                   $ 1,340,200   $ 784,900     $ 556,096

Cost of goods sold          448,537     428,141       357,939

                        $   891,663   $ 356,759     $ 198,157

Expenses:

Amortization              1,050,965     118,968        45,635
General and
administrative            1,245,114     312,361        64,857
Marketing                 1,682,437     531,170             -
Research and development    641,426     321,740        31,871
                          4,619,942   1,284,239       142,363

Earnings (loss) before
the undernoted           (3,728,279)   (927,480)       55,794

Other earnings (expenses):
Write-off of assets         (53,169)          -             -
Loss on settlement of
lawsuit (note 10)          (310,042)          -             -

                         $ (363,211)          -             -

Earnings (loss) from
continuing operations    (4,091,490)   (927,480)       55,794

Loss from discontinued
operations (note 15)              -    (745,844)     (598,448)

Loss                      4,091,490   1,673,324       542,654

Accumulated deficit,
beginning of year         2,323,910     650,586       107,932

Accumulated deficit,
end of year             $ 6,415,400 $ 2,323,910   $   650,586

Loss per common share   $     (0.42)$     (0.20)  $     (0.16)


See accompanying notes to consolidated financial statements.


PEAK TECHNOLOGIES INC.
Statement of Changes in Financial Position

Years ended September 30, 1997, 1996 and 1995

                                      1997        1996           1995

Cash provided by (used in):

Operations:
Net earnings (loss)                 $ (4,091,490)   $ (927,480)   $  55,794
Items not involving cash:
Loss from discontinued
operations                                      -     (745,844)    (598,448)
Amortization                           1,050,965       118,968       45,635
Write-off of assets                       53,169             -            -
Change in non-cash
operating working capital                253,980       404,452       22,283

                                      (2,733,376)   (1,149,904)    (474,736)

Financing:
Repayments of long-term debt             (21,273)        (23,462)         -
Increase (decrease) in obligations
under capital leases                      (1,661)         51,342          -
Issuance of long-term debt             1,554,750               -          -
Increase (decrease) in obligation to
issue shares                             (55,408)         455,308     36,163
Issuance of share capital               2,380,551       2,503,037    801,287
                                        3,856,959       2,986,225    837,450

Investments:
Purchase of capital assets                (82,180)       (150,486)  (220,296)
Acquisition of licences                         -         (33,559)         -
Business combination (note 4)                   -      (1,644,598)         -
Acquisition of software technology              -        (136,979)         -
                                          (82,180)     (1,965,622)  (220,296)

Increase (decrease) in cash position     1,041,403       (129,301)   142,418

Cash, beginning of year                     29,963        159,264     16,846

Cash, end of year                      $ 1,071,366      $  29,963  $ 159,264


See accompanying notes to consolidated financial statements.

PEAK TECHNOLOGIES INC.
Notes to Consolidated Financial Statements

Years ended September 30, 1997 and 1996


The Company is incorporated under the laws of Alberta and its principal business activities are providing Internet software to corporate and individual users.

1. Continuing operations:

These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, not withstanding that the Company incurred significant operating losses in the current and prior years. This basis of preparation may be inappropriate because significant doubt exists about the appropriateness of the going concern assumption. The Companys ability to continue as a going concern is dependent upon obtaining additional external financing and by reducing costs. Management is of the opinion that additional external financing will be obtained by achieving certain predetermined targets previously agreed upon in a loan agreement as a result of their new product launch or by renegotiating the terms under which such financing will be made available. Management is also in the process of renegotiating fulfillment costs as well as significantly reducing operating costs. For these reasons, the financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.


2. Significant accounting policies:

(a) Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned American subsidiary Peak Media, Inc. and its wholly-owned Canadian subsidiary Chameleon Bridge Technologies Corporation. All significant inter-company transactions and balances have been eliminated on consolidation. The 1996 consolidation includes the accounts of Breez
Business Management Systems Inc. which was no longer active in 1997.


(b) Revenue recognition:

Revenue from product sales is recognized as products are shipped, title to the product is transferred, no significant obligations remain, and collectibility is probable. An allowance for product returns is recognized at the time of the sale. The Company provides customers with a telephone support line at no cost to the customer, which it is not contractually obligated to provide. A provision is made at the time of the sale for the cost of such services.

Revenue from service contracts is recognized when the work is completed. Deferred revenue represents payments received from customers for services not yet performed.

The Companys revenue recognition policies are consistent with the American Institute of Certified Public Accountants Statement of Position ("SOP"91-1), "Software Revenue Recognition".


(c) Foreign currency translation:

Foreign currency transactions entered into directly by the Company as well as the financial statements of the integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year end exchange rates. Other balance sheet items are translated at historical exchange rates. Income statement items are translated at average rates of exchange prevailing during the year except for depreciation expense which is translated at historical rates. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of related items.

(d) Capital assets:

Capital assets are stated at cost. Amortization is provided on the declining balance basis using the following annual rates:

Asset                          Rate

Furniture and equipment        4 years
Computer equipment             4 years
Computer software              3 years
Leasehold improvements         4 years

(e) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.


(f) Research and development:

The costs of the Companys research and development activities are expensed as incurred except for development costs which meet the criteria for deferral under generally accepted accounting principles ("GAAP") in Canada.

Specifically, GAAP requires all of the following criteria to be satisfied:

(a) The product is clearly defined and the costs attributable are identified.

(b) The technical feasibility of the product or prices has been established.

(c) Management has the intention to produce and market the product.

(d) The future market is clearly defined.

(e) Adequate resources exist.

As at September 30, 1997 no costs have been deferred.

Acquired research and development is capitalized and amortized over its estimated useful life beginning in the period such acquired technology is placed in commercial production or use. The acquired research and development represents technology and advances purchased in the acquisition of Chameleon
Bridge Technologies Inc. in 1996. These assets are being amortized over their estimated useful life of two years.


(g) Use of estimates:

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Significant areas requiring the use of management estimates relate to the determination of net recoverable value of assets, in particular as it relates to acquired research and development, useful lives for amortization, recognition of revenue and the determination of deferred revenue.

(h) Financial instruments:

The Company has applied retroactively the new accounting standard with respect to the presentation of financial instruments. The retroactive adoption of the new standard had no impact in the financial statements except the additional disclosures in note 9.

3. Capital assets:


1997
                                           Accumulated     Net book
                                 Cost      amortization      value

Furniture and equipment      $ 73,731      $ 40,094        $ 33,637
Computer equipment            155,974        91,141          64,833
Computer software             178,073        89,037          89,036
Leasehold improvements        131,057       122,776           8,281

                            $ 538,835     $ 343,048       $ 195,787

1996
                                          Accumulated     Net book
                                Cost      amortization    value

Furniture and equipment    $ 115,067      $ 63,233       $ 45,783
Computer equipment           192,477        74,938        122,208
Computer software            136,979        34,245        102,734
Leasehold improvements       131,057        31,510         99,547

                           $ 575,580     $ 203,926      $ 370,272


Assets acquired under capital leases in the amount of $79,148 (1996 - $73,377) and related accumulated amortization of $54,614 (1996 - $18,474) are included in furniture and equipment as well as computer equipment.


4.  Acquired research and development:

1997
                                          Accumulated     Net book
                               Cost       amortization    value

Research and development   $ 1,644,598    $ 822,299      $ 822,299

1996

                                          Accumulated     Net book
                               Cost       amortization    value


Research and development   $ 1,644,598    $       -    $ 1,644,598


On May 16, 1996, the Company acquired research in the amount of $1,644,598 through the acquisition of Chameleon Bridge Technologies Corp. The Company acquired all of the 1,950,000 issued and outstanding shares of Chameleon Bridge Technologies Corporation in exchange for 1,500,000 shares of Peak Technologies Inc. The fair market value of Peak Technologies Inc.s shares at the date the transaction was announced, regulatory approval was obtained, and the shares were exchanged at $1.11 per share. Accordingly, the allocation of the purchase price is as follows:

Acquired research and development                 				$1,644,598
Other net assets acquired					                            20,402

Purchase value based on shares issued in May, 1996:  $ 1,665,000

5.  Deferred revenue:

Deferred revenue consists primarily of advance quarterly billings for a computer service agreement.

6. Long-term debt:

                                                    1997              1996

Renovation loan,
secured by a charge on leasehold improvements,
bearing interest at 11.5% per annum,
maturing on March 15, 1998                         $ 14,936          $ 36,209

Notes payable,
secured by the Company's inventory and
accounts receivable, bearing interest
at 12% per annum with interest paid quarterly,
maturing on September 9, 1999 (U.S. $1,125,000)   1,554,750                 -

Less:  other paid-in capital                       (173,759)                -
                                                  1,395,927            36,209

Current portion of long-term debt                    14,936            23,507

                                                $ 1,380,991         $  12,702


The notes payable were issued in September, 1997 and represent 12% senior promissory notes held by Liverpool Limited Partnership and Westgate International L.P.. Attached to the issued notes are warrants to purchase 3,120,075 common shares at a price of $0.50 per share expiring in September, 1999 and a right of first refusal on future capital raising transactions. The notes reflect an effective interest rate of 18% per annum and a value of $173,759 has been attributed to the warrants issued and recorded as other paid-in capital.

The terms and conditions of the notes payable include an escrow agreement whereby the Company is required to deposit funds into an escrow account in order to satisfy the debt payment obligations as they become due. The amount of deposits required is equal to 25% of all cash received from revenues and 25% of proceeds form the exercise of options and warrants. The maximum amount to be contributed to the escrow account is equal to the principal and accumulated interest outstanding on the notes. The first escrow deposit is required in October, 1997.

A second amount of 12% senior promissory notes of $1,207,500 (US $875,000) were to be issued subject to certain terms and conditions, with warrants attached to purchase 1,879,925 common shares of the Company at a price of $0.64 per share expiring in February, 2000. The terms and conditions of this second purchase of notes required the Company to attain certain targets which have not been achieved.

7. Obligations under capital leases:

The Company has capital leases on equipment expiring at various dates through 2001 requiring the following minimum lease payments:

                            1997          1996

1997                       $   -      $  28,246
1998                         32,713      25,019
1999                         24,180      17,194
2000                         19,965      17,194
2001                          4,430       1,433
Total minimum lease payments 81,288      89,086

Less imputed interest at
varying rates               (15,737)    (21,874)

Present value of net
minimum capital lease
payments                     65,551       67,212

Current portion of obligations
under capital lease          24,624       15,870

                           $ 40,927      $ 51,342



8.  Share capital:

                                                       Shares      Amount

Authorized:
   Unlimited voting common shares without par value
   Unlimited non-voting preferred shares without par value
Common shares issued:
  Balance, October 1, 1994                               656,293    $ 94,580
  Issued amount year ended September 30, 1995:
  Issued to founders                                   2,344,148           -
  Issued for cash                                      2,594,302     948,865
  Issue for services and technology                      155,257      45,700
  Less share issuance costs                                    -    (193,278)

Issued amount year ended September 30, 1996:
  Issued for cash                                      1,151,147     667,500
  Issued for services and technology                   1,704,210   1,835,537

Issued amount year ended September 30, 1997:
  Issued for cash                                      3,545,266   2,496,498
  Issued for services and technology                      94,840      75,969
  Less share issuance costs                                    -    (191,916)

Balance, September 30, 1997                         12,245,463 $ 5,779,455


No preferred shares have been issued.


During 1995, and prior to the initial public offering, the Company's share capital was reorganized in the nature of a stock split resulting in 2,344,148 shares being issued to its founders in proportion to their original shareholdings.

Included in shares issued for cash during 1997 are 833,541 (1996 - 750,000, 1995 - Nil) shares for approximately $556,498 (1996 - $317,500, 1995 - $Nil)
issued pursuant to the exercise of management, employees and directors' stock options. The remaining shares of 2,711,725 (1996 - 401,147, 1995 - 2,594,302)
for $1,940,000 (1996 - $350,000, 1995 - $948,865) were issued pursuant to private placements.

(a) Management, employees and directors' options:

During 1997, the Company issued 777,000 options expiring May 12, 1998, exercisable to acquire 777,000 shares at $0.64 each.

During 1996, the Company issued 888,916 options expiring between December 22, 1997 and August 30, 1998, exercisable to acquire 888,916 shares ranging from $0.40 to $1.35 each.

During 1995 the Company issued 650,000 options expiring between August 9, 1997 and May 16, 1998, exercisable to acquire 650,000 shares at $0.40 each.

At September 30, 1997, the Company had the following management, employees and directors' options outstanding:

86,000 options expiring August 30, 1998, exercisable to acquire 86,000 shares at $0.60 each

646,375 options expiring May 1, 1998, exercisable to acquire 646,375 shares at $0.64 each.

(b)  Warrants:

At September 30, 1997, 466,665 first warrants from a private placement are outstanding, entitling the holder to acquire one additional share for $1.00 each. The warrants expire in May, 1998.

At September 30, 1997, 1,466,667 first special warrants from a private placement issuance are outstanding, entitling the holder to acquire one additional share for $0.70 each. The warrants expire in March, 1998.

At September 30, 1997, 275,000 second special warrants from a private placement issuance are outstanding, entitling the holder to acquire one additional share for $1.00 each. The warrants expire in November, 1997.

At September 30, 1997, 253,230 third special warrants from a private placement issuance are outstanding, entitling the holder to acquire one additional share for $1.35 each. The warrants expire in January, 1998.

At September 30, 1997, 3,120,075 first warrants were attached to the notes payable (see note 6) entitling the holder to acquire one additional share for $0.50 each. The warrants expire in September, 1999.

(c)  Subsequent transaction:

Subsequent to September 30, 1997, the Company issued 1,250,000 common shares at $0.40 per share for an aggregate amount of $500,000. At the year end, the Company had received proceeds from the share issue in advance in the amount of $399,900 and the balance subsequent to year end.

9.  Fair value of financial instruments:

The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practical to estimate a value are as follows:

(a)  Short-term financial assets and liabilities:

The carrying amount of these financial assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and accounts receivable. Short-term financial liabilities comprise accounts payable and accrued liabilities.

(b)  Long-term financial liabilities:

The carrying value of long-term debt is a reasonable estimate of the fair value due to the recency of the issuance of the debt.


10.  Loss on settlement of lawsuit:

This amount represents the costs of a settlement, including legal fees and product returns, causing the Company to cease the use of a certain trade name.

11.  Subsequent events:

Subsequent to September 30, 1997, the Company changed its legal name from Peak Technologies Inc. to PeakSoft Corporation.

In addition, subsequent to September 30, 1997, the Company has negotiated a settlement with certain creditors to repay accounts payable and accrued liabilities at amounts of approximately $210,000 less than recorded in the financial statements. This settlement has not been reflected in the financial statements and will be recorded in the 1998 year end.

12.  Loss per common share:

Loss per common share is based on the weighted average number of common shares outstanding during the year.

13.  Related party transactions:

The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:

                                                        1997           1996

Salaries to directors and officers                  $ 212,000       $ 104,000
Consulting fees and expense reimbursements
to directors                                           64,000          19,283
Salary paid to a relative of one of the directors      33,000          49,000

                                                    $ 309,000       $ 172,283

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by related parties.

14.  United States GAAP reconciliation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

(a) Loss and loss per share:

                                           1997            1996            1995

Loss in accordance with Canadian GAAP   $ (4,091,490)  $ (1,673,324) $ (542,655)
Difference in accounting for acquired
research and development (note d)            822,299     (1,644,598)     -
Stock options (note e)                       (85,470)        (5,000)     -

Loss in accordance with
United States GAAP                      $ (3,354,661)  $ (3,322,922) $ (542,655)

Loss per common share                          (0.35)         (0.40)      (0.16)

Weighted average number of shares used
for calculation                            9,615,270       8,294,805  3,391,593


(b)  Balance sheet:

The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

                               September 30, 1997        September 30, 1996
                           Canadian  United States  Canadian   United States
                             GAAP         GAAP         GAAP          GAAP

Assets:

Acquired research and
development              $ 822,299   $   -         $ 1,644,598  $     -

Acquired research and
development              $ 822,299   $   -         $ 1,644,598  $     -

Shareholders equity:

Other paid-in capital      173,759     264,229               -         5,000
Obligation to issue share  399,900	    500,000			            -             -
   capital
Subscription receivable 	        -	   (100,100)			           -	            -
Accumulated deficit      6,415,400   7,328,169       2,323,302     3,972,900



(c) Statement of cash flows:
Cash used in operations and cash provided by financing activities would decrease by $75,969 (1996 - $1,874,848, 1995 - $45,700) because shares issued for services and technology would be considered non-cash transactions.

Under United States GAAP, cash used in investments and cash provided by financing activities in 1996 would decrease $51,342 for obligations under capital lease and $1,665,000 for common share consideration on an acquisition.

(d) Research and development:

In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is expensed as it is incurred.

(e) Stock based compensation:

The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, $85,470 compensation expense has been recognized for its stock based compensation plans in 1997 (1996 - $5,000, 1995 - Nil).

The Company has elected the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation", for United States GAAP purposes. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's loss and loss per share under United States GAAP would have been adjusted as follows:

                                         1997            1996            1995

Loss - as reported                    $ 3,354,661   $ 3,322,922    $  547,655
Loss - stock option value adjusted      3,475,718     3,510,536       672,950
Loss per common share - as reported     0.35          0.40            0.16
Loss per common share - adjusted        0.36          0.42            0.20

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                        1997            1996            1995

Expected dividend yield                  0%              0%               0%
Expected stock price volatility         70%             70%              70%
Risk-free interest rate                5.5%            5.5%             5.5%
Expected life of options               1 yr.           2 yrs.           2-3 yrs.

The weighted average fair value of the options granted is $0.26 (1996 - $0.22, 1995 - $0.20) per option.

(f) Taxation:

For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes". FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company has deferred tax assets of approximately $2,140,000
(1996 - $750,000) arising from losses carried forward (see note 17). The Company has provided a valuation allowance against the entire deferred tax asset amount as it is more likely than not that they will not be realized.

15.  Loss from discontinued operations

During 1996, the company discontinued its multi-media segment of its business. The costs related to this are summarized as follows, and the 1995 comparative amounts have been reclassified to reflect this change in direction.

                             1996         1995

Revenue                    $ (43,818)     $ (4,274)
Marketing                    332,835       197,724
Research and development     368,119       317,564
General and administrative    88,708        87,434

                           $ 745,844      $ 598,448

16.  Commitments:

The Company has entered into a long-term operating lease for facilities expiring August 31, 1999 for which the annual lease payments are $64,308.

17.  Income taxes:

The Company has non-capital losses from foreign and Canadian operations available for offset against future taxable income totaling approximately $2,900,000 in the United States and $2,500,000 in Canada.

18.  Comparative figures:

Certain of the comparative figures have been reclassified to conform with the financial presentation adopted in 1997.


GORDON K.W. GEE
Chartered Accountant
  An incorporated professional
488-625 Howe St.
Vancouver, BC   V6T  2T6
Telephone (604) 689-8815
Facsimile (604) 689-8838

AUDITORS REPORT

To the Directors of Peak Technologies Inc.

I hav audited the consolidated balance sheet of Peak Technologies Inc. as at September 30, 1996 and 1995 and the consolidated statements of operations and deficit and changes in cash flow for the years ended September 30, 1996 and 1995. These consolidated financial statements are the responsibility of the companys management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require I plan an perform an audit to obtain reasonable assurance whether the consolidated finacial statements are free from material mistatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In my opinion, these consolidated finacial statements present fairly, in all material respects, the finacial position of the company at September 30, 1996 and 1995 and the results of its operations and the changes in its financial position for the years ended September 30, 1996 and 1995 in accordance with generally accepted accounting principles.

Accounting principles generally acepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operation for the year ended September 30, 1996 and September 30, 1995 and shareholders equity to the extent summarized in note 14 to the financial statements.

"original signed"

CHARTERED ACCOUNTANT
GORDON K.W. GEE



ITEM 18 - Financial Statements See Item 17.


ITEM 19 - Financial Statements and Exhibits

See Item 17 above for the following:

(A)	Financial Statements

	 Peak Technologies Inc.

		Supplementary Data:  Quarterly Financial Data (unaudited)

		Report of Independent Auditors

		Consolidated Balance Sheets as of September 30, 1997 and 1996

		Consolidated Statements of Operations and Deficit for the Years Ended September 30, 1997, 1996 and 1995

		Consolidated Statement of Changes in Financial Position for the Years Ended September 30, 1997, 1996 and 1995

		Notes to Consolidated Financial Statements

  1996 Auditors Report

(B) Exhibits

 	Exhibit 1  - Articles and By-Laws

  Exhibit 2  - Registration Rights Agreement - September 9, 1997

  Exhibit 3  - PeakSoft Corporation Register of Options - June 8, 1998

  Exhibit 4  - Opinion of Legal Counsel Regarding Shares of Registrant
               - July 23, 1998

  Exhibit 5  - Valuation of Chameleon Bridge Technologies Corp. -
               April 26, 1996

  Exhibit 6  - Security Agreement - September 9, 1997

  Exhibit 7  - Note Purchase Agreement - September 9, 1997

  Exhibit 8  - Escrow Agreement - September 9, 1997

  Exhibit 9  - Senior Promissory Note - September 9, 1997

  Exhibit 10 - Senior Promissory Note - September 9, 1997

  Exhibit 11 - Guaranty of Peak Media Inc. - September 9, 1997

  Exhibit 12 - Amendment Agreement - March 1998

  Exhibit 13 - Amendment to Note Purchase Agreement - March 1998

  Exhibit 14 - Senior Promissory Note - March 1998

  Exhibit 15 - Guaranty of PeakSoft Corporation (USA) Inc. - March
               1998

  Exhibit 16 - Note Purchase Agreement - June 10, 1998

  Exhibit 17 - Senior Promissory Note - June 10, 1998

  Exhibit 18 - Senior Promissory Note - June 10, 1998

  Exhibit 19 - Guaranty of PeakSoft Corporation (USA) Inc. - June 1998

  Exhibit 20 - Guaranty of PeakSoft Corporation (USA) Inc. and the
               Liverpool Limited Partnership - June 1998


Exhibit 1 - Articles and By-Laws


INDEX

                                                        											Page

DEFINITIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . .  . 1

REGISTERED OFFICE. . . . . . . . . . . . . . . . . . . . . . . . .  . 1

SEAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . 2

DIRECTORS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . 2
               			Number . . . . . . . . . . . . . . . . . . . . . .  2
			               Vacancies. . . . . . . . . . . . . . . . . . . . .  2
			               Powers . . . . . . . . . . . . . . . . . . . . . .  2
			               Duties . . . . . . . . . . . . . . . . . . . . . .  2
			               Qualification. . . . . . . . . . . . . . . . . . .  2
			               Term of Office . . . . . . . . . . . . . . . . . .  3
			               Election . . . . . . . . . . . . . . . . . . . . .  3
			               Consent to Election. . . . . . . . . . . . . . . .  3
			               Removal. . . . . . . . . . . . . . . . . . . . . .  4
		               	Vacation of Office . . . . . . . . . . . . . . . .  4
			               Validity of Acts . . . . . . . . . . . . . . . . .  4

MEETINGS OF DIRECTORS. . . . . . . . . . . . . . . . . . . . . . .  . 4
               			Place of Meeting . . . . . . . . . . . . . . . . .  4
			               Notice . . . . . . . . . . . . . . . . . . . . . .  4
			               Waiver of Notice . . . . . . . . . . . . . . . . .  5
			               Omission of Notice . . . . . . . . . . . . . . . .  5
			               Telephone Participation. . . . . . . . . . . . . .  5
			               Adjournment. . . . . . . . . . . . . . . . . . . .  5
			               Quorum and Voting. . . . . . . . . . . . . . . . .  5
		               	Resolution in Lieu of Meeting. . . . . . . . . . .  5

COMMITTEES OF DIRECTORS. . . . . . . . . . . . . . . . . . . . . .  . 6
               			General. . . . . . . . . . . . . . . . . . . . . .  6
			               Audit Committee. . . . . . . . . . . . . . . . . .  7

REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES. . . . . . . . .  . 7

SUBMISSION OF CONTRACTS OR TRANSACTIONS TO . . . . . . . . . . . .  . 8

SHAREHOLDERS FOR APPROVAL. . . . . . . . . . . . . . . . . . . . .  . 8

CONFLICT OF INTEREST . . . . . . . . . . . . . . . . . . . . . . .  . 8

FOR THE PROTECTION OF DIRECTORS AND OFFICERS . . . . . . . . . . .  . 8

INDEMNITIES TO DIRECTORS AND OTHERS. . . . . . . . . . . . . . . .  . 9

OFFICERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . 10
               			Appointment of Officers . . . . . . . . . . . . .  10
			               Removal of Officers and Vacation of Office. . . .  10
			               Vacancies . . . . . . . . . . . . . . . . . . . .  10
			               Chairman of the Board . . . . . . . . . . . . . .  10
			               President . . . . . . . . . . . . . . . . . . . .  10
               			Vice-President. . . . . . . . . . . . . . . . . .  11
               			Secretary . . . . . . . . . . . . . . . . . . . .  11
               			Treasurer . . . . . . . . . . . . . . . . . . . .  11
               			Assistant Secretary and Assistant Treasurer . . .  11
               			Managing Director . . . . . . . . . . . . . . . .  12
               			Duties of Officers may be Delegated . . . . . . .  12

SHAREHOLDERS' MEETINGS. . . . . . . . . . . . . . . . . . . . . .  . 12
               			Annual Meeting. . . . . . . . . . . . . . . . . .  12
               			Special Meetings. . . . . . . . . . . . . . . . .  12
               			Meeting on Requisition of Shareholders. . . . . .  12
               			Notice. . . . . . . . . . . . . . . . . . . . . .  12
               			Waiver of Notice. . . . . . . . . . . . . . . . .  13
               			Omission of Notice. . . . . . . . . . . . . . . .  13
               			Record Dates. . . . . . . . . . . . . . . . . . .  13
               			Chairman of the Meeting . . . . . . . . . . . . .  14
               			Votes . . . . . . . . . . . . . . . . . . . . . .  14
               			Right to Vote . . . . . . . . . . . . . . . . . .  14
               			Proxies . . . . . . . . . . . . . . . . . . . . .  15
               			Telephone Participation . . . . . . . . . . . . .  16
               			Adjournment . . . . . . . . . . . . . . . . . . .  16
               			Quorum. . . . . . . . . . . . . . . . . . . . . .  16
               			Resolution in Lieu of Meeting . . . . . . . . . .  17

SHARES AND TRANSFERS. . . . . . . . . . . . . . . . . . . . . . .  . 17
               			Issuance. . . . . . . . . . . . . . . . . . . . .  17
                		Security Certificates . . . . . . . . . . . . . .  17
               			Agent . . . . . . . . . . . . . . . . . . . . . .  17
               			Dealings with Registered Holder . . . . . . . . .  17
               			Surrender of Security Certificates. . . . . . . .  17
                		Defaced, Destroyed, Stolen or Lost
               			Security Certificates . . . . . . . . . . . . . .  18
               			Enforcement of Lien for Indebtedness. . . . . . .  18

DIVIDENDS . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . 18

VOTING SECURITIES IN OTHER BODIES CORPORATE . . . . . . . . . . .  . 19

NOTICES, ETC. . . . . . . . . . . . . . . . . . . . . . . . . . .  . 19
               			Service . . . . . . . . . . . . . . . . . . . . .  19
			               Failure to Locate Shareholder . . . . . . . . . .  19
			               Shares Registered in More than one Name . . . . .  20
			               Persons Becoming Entitled by Operation of Law . .  20
			               Deceased Shareholder. . . . . . . . . . . . . . .  20
               			Signatures upon Notices . . . . . . . . . . . . .  20
               			Computation of Time . . . . . . . . . . . . . . .  20
               			Proof of Service. . . . . . . . . . . . . . . . .  20

CUSTODY OF SECURITIES . . . . . . . . . . . . . . . . . . . . . .  . 20

EXECUTION OF CONTRACTS, ETC . . . . . . . . . . . . . . . . . . .  . 21

FISCAL PERIOD . . . . . . . . . . . . . . . . . . . . . . . . . .  . 22


PEAK TECHNOLOGIES INC.

BY-LAW NO. 1

A by-law relating generally to the conduct of the business and affairs of PEAK TECHNOLOGIES INC. (hereinafter called the "Corporation").

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

DEFINITIONS

1.	In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a)	"Act" means the Business Corporations Act (Alberta) and the regulations made thereunder, as from time to time amended, and in the case of such amendment any reference in the by-laws shall be read as referring to the amended provisions thereof;

(b)	"board" means the board of directors of the Corporation;

(c)	"by-laws" means the by-laws of the Corporation from time to time in force and effect;

(d)	all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

(e)	words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; and

(f)	the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

REGISTERED OFFICE

2.	The Corporation shall at all times have a registered office within Alberta.
Subject to subsection (4) of section 19 of the Act, the directors of the
Corporation may at any time:

(a)	change the address of the registered office within Alberta;

(b)	designate, or revoke or change a designation of, a records office
	within Alberta; or

(c)	designate, or revoke or change a designation of, a post office box within
Alberta as the address for service by mail of the Corporation.


SEAL

3.	The corporate seal of the Corporation shall be such as the directors may by resolution from time to time adopt.

DIRECTORS

4.	Number.  The number of directors shall be the number fixed by the articles, or where the articles specify a variable number, the number shall be not less than the minimum and not more than the maximum number so specified and shall be determined from time to time within such limits by resolution of the shareholders or the board of directors.  Subject to subsection (4) of section
100 of the Act, at least half of the directors shall be resident Canadians.

5.	Vacancies.  Subject to section 106 of the Act, a quorum of directors may fill a vacancy among the directors, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the articles.  If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.  If the shareholders have adopted an amendment to the articles to increase the number or minimum number of directors, and have not, at the meeting at which they adopted the amendment, elected an additional number of directors authorized by the amendment, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy.

A director appointed or elected to fill a vacancy holds office for the unexpired term of his predecessor.

6.	Powers.  Subject to any unanimous shareholder agreement, the directors shall manage the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the
Corporation and are not expressly directed or required to be done in some other manner by the Act, the articles, the by-laws, any special resolution of the
Corporation, a unanimous shareholder agreement or by statute.

7.	Duties.  Every director and officer of the Corporation in exercising his powers and discharging his duties shall:

(a)	act honestly and in good faith with a view to the best interests of the
Corporation; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

8.	Qualification.  The following persons are disqualified from being a director of the Corporation:

(a)	anyone who is less than 18 years of age;

(b)	anyone who

(i)	is a dependent adult as defined in the Dependent Adults Act or is the subject of a certificate of incapacity under that Act,

(ii) is a formal patient as defined in the Mental Health Act,

(iii)	is the subject of an order under The Mentally Incapacitated
	Persons Act appointing a committee of his person or estate or both, or

(iv)	has been found to be a person of unsound mind by a court
	elsewhere than in Alberta;

(c)	a person who is not an individual; and

(d)	a person who has the status of bankrupt.

Unless the articles otherwise provide, a director of the Corporation is not required to hold shares issued by the Corporation.

9.	Term of Office.  A directors term of office (subject to the provisions, if any, of the Corporations articles or any unanimous shareholder agreement, and subject to his election for an expressly stated term) shall be from the date of the meeting at which he is elected or appointed until the close of the first annual meeting of shareholders following his election or appointment or until his successor is elected or appointed.

10.	Election.  Subject to sections 101 and 102 of the Act, shareholders of the
Corporation shall, by ordinary resolution at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders following the election.
A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his election but, if qualified, is eligible for re-election. Notwithstanding the foregoing, if directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected.

If a meeting of shareholders fails to elect the number or the minimum number of directors required by the articles by reason of the disqualification or death of any candidate, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum.

11.	Consent to Election.  A person who is elected or appointed a director is not a director unless he was present at the meeting when he was elected or appointed and did not refuse to act as a director or, if he was not present at the meeting when he was elected or appointed, he consented to act as a director in writing before his election or appointment or within 10 days after it or he has acted as a director pursuant to the election or appointment.

12.	Removal.  Subject to sections 102 and 104 of the Act, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director from office before the expiration of his term of office and may, by a majority of votes cast at the meeting, elect any person in his stead for the remainder of his term.

13.	Vacation of Office.  A director of the Corporation ceases to hold office when:

(a)	he dies or resigns;

(b)	he is removed from office; or

(c)	he becomes disqualified.

A resignation of a director becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

14.	Validity of Acts.  An act of a director or officer is valid notwithstanding an irregularity in his election or appointment or a defect in his qualification.
An act of the directors or a committee of directors is valid notwithstanding non-compliance with paragraphs 4, 21 or 23 hereof.

MEETING OF DIRECTORS

15.	Place of Meeting.  Unless the articles otherwise provide, meetings of directors and of any committee of directors may be held at any place. A meeting of directors may be convened by the Chairman of the Board (if any), the President or any director at any time and the Secretary shall upon direction of any of the foregoing convene a meeting of directors.

16.	Notice.  Notice of the time and place for the holding of any meeting of directors or of any committee of directors shall be sent to each director or each director who is a member of such committee, as the case may be, not less than forty-eight (48) hours before the time of the meeting; provided that a meeting of directors or of any committee of directors may be held at any time without notice if all the directors or members of such committee are present (except where a director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors waive notice of the meeting. The notice of a meeting of directors shall specify any matter referred to in subsection (3) of section 110 of the Act that is to be dealt with at the meeting, but need not specify the purpose or the business to be transacted at the meeting.

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

17.	Waiver of Notice.  Notice of any meeting of directors or of any committee of directors or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any director in writing or by telecopy, telegram, cable or telex addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates.  Attendance of a director at any meeting of directors or of any committee of directors is a waiver of notice of such meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

18.	Omission of Notice.  The accidental omission to give notice of any meeting of directors or of any committee of directors to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at such meeting.

19.	Telephone Participation.  A director may participate in a meeting of directors or of any committee of directors by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a director participating in a meeting by those means is deemed for the purposes of the Act and this by-law to be present at that meeting.

20.	Adjournment.  Any meeting of directors or of any committee of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place. Notice of an adjourned meeting of directors or committee of directors is not required to be given if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at the adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

21.	Quorum and Voting.  Subject to the articles, a majority of the number of directors constitutes a quorum at any meeting of directors and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors. Subject to subsections (3) and (4) of section 109 of the Act, directors shall not transact business at a meeting of directors unless a quorum is present and at least half of the directors present are resident Canadians. Questions arising at any meeting of directors shall be decided by a majority of votes. In the case of an equality of votes, the chairman of the meeting in addition to his original vote shall have a second or casting vote.

22.	Resolution in Lieu of Meeting.  Subject to the articles or a unanimous shareholder agreement, a resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors. A resolution in writing dealing with all matters required by the Act or this by-law to be dealt with at a meeting of directors, and signed by all the directors entitled to vote at that meeting, satisfies all the requirements of the Act and this by-law relating to meetings of directors.

COMMITTEES OF DIRECTORS

23.	General.  The directors may from time to time appoint from their number a managing director, who must be a resident Canadian, or a committee of directors, at least half of whom shall be resident Canadians, and may delegate to the managing director or such committee any of the powers of the directors, except that no managing director or committee shall have the authority to:

(a)	submit to the shareholders any question or matter requiring the
	approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor;

(c)	issue securities except in the manner and on the terms authorized
	by the directors;

(d)	declare dividends;

(e)	purchase, redeem or otherwise acquire shares issued by the
	Corporation, except in the manner and on the terms authorized by the directors;

(f)	pay a commission referred to in section 39 of the Act;

(g)	approve a management proxy circular;

(h)	approve any annual financial statements to be placed before the
	shareholders of the Corporation; or

(i)	adopt, amend or repeal by-laws of the Corporation.

	Notwithstanding the foregoing and subject to the articles or any unanimous shareholder agreement, the directors may, by resolution, delegate to a director, managing director or committee of directors the power to:

(a)	borrow money on the credit of the Corporation;

(b)	issue, reissue, sell or pledge debt obligations of the
	Corporation;

(c)	subject to section 42 of the Act, give a guarantee on behalf of
	the Corporation to secure performance of an obligation of any person; and

(d)	mortgage, hypothecate, pledge or otherwise create a security
	interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

24.	Audit Committee.  Subject to subsection (3) of section 165 of the Act, if any of the issued share of the Corporation, or securities of the Corporation which may or might be exchanged for or converted into shares of the Corporation, were part of a distribution to the public and the Corporation has more than fifteen shareholders, the directors shall elect annually from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates.

Each member of the audit committee shall serve during the pleasure of the board of directors and, in any event, only so long as he shall be a director. The directors may fill vacancies in the audit committee by election from among their number.

The audit committee shall have power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to any regulations imposed by the board of directors from time to time and to the following paragraph.

The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat, and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.

The audit committee shall review the financial statements of the Corporation prior to approval thereof by the board and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board.

REMUNERATION OF DIRECTORS, OFFICER AND EMPLOYEES

25.	Subject to the articles or any unanimous shareholder agreement, the directors of the Corporation may fix the remuneration of the directors, officers and employees of the Corporation. Any remuneration paid to a director of the Corporation shall be in addition to the salary paid to such director in his capacity as an officer or employee of the Corporation. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporations behalf other than the routine work ordinarily required of a director of the Corporation. The confirmation of any such resolution by the shareholders shall not be required. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

The aggregate remuneration paid to the directors and the aggregate remuneration paid to the five highest paid officers and employees, other than directors, shall be disclosed to the shareholders at every annual meeting.

SUBMISSION OF CONTRACTS OR TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL

26.	The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporations articles or by any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

CONFLICT OF INTEREST

27.	A director or officer of the Corporation who is party to a material contract or proposed material contract with the Corporation, or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract or proposed material contract with the
Corporation shall disclose the nature and extent of his interest at the time and in the manner provided in the Act.  Except as provided in the Act, no such director of the Corporation shall vote on any resolution to approve such contract.  If a material contract is made between the Corporation and one or more of its directors or officers, or between the Corporation and another person of which a director or officer of the Corporation is a director or officer or in which he has a material interest, (i) the contract is neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the contract is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the contract, and (ii) a director or officer or former director or officer of the Corporation to whom a profit accrues as a result of making of the contract is not liable to account to the Corporation for that profit by reason only of holding office as a director or officer, if the director or officer disclosed his interest in accordance with the provisions of the Act and the contract was approved by the directors or the shareholders and it was reasonable and fair to the Corporation at the time it was approved.  This paragraph is subject to any unanimous shareholder agreement.

FOR THE PROTECTION OF DIRECTORS AND OFFICERS

28.	No director of officer for the time being of the Corporation shall be liable to the Corporation for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any monies, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any monies, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office of trust or in relation thereto, unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve him from liability under the Act. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the directors. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation or body corporate or member of the firm shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

INDEMNITIES TO DIRECTORS AND OTHERS

29.	(1)	Subject to section 119 of the Act, except in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, the Corporation shall indemnify a director or officer of the
Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs,

(a)	he acted honestly and in good faith with a view to the best
interests of the Corporation; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

(2) 	The Corporation shall, subject to the approval of a Court (as defined in the Act), indemnify a person referred to in subparagraph 29(1) hereof in respect of an action by or on behalf of the Corporation or a body corporate to procure a judgment in its favour, to which he is made a party by reason of being or having been a director or an officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfills the conditions set out in subparagraph 29(1)(a) and (b) hereof.

(3) 	Notwithstanding anything in this paragraph 29, a person referred to in subparagraph 29(1) shall be entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defence of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if the person seeking indemnity:

(a)	was substantially successful on the merits of his defence of the
	action or proceeding; and

(b)	fulfills the conditions set out in subparagraph 29(1)(a) and (b)
	hereof.

OFFICERS

30.	Appointment of Officers.  Subject to the articles or any unanimous shareholder agreement, the directors annually or as often as may be required may appoint from among themselves a Chairman of the Board and shall appoint a President and a Secretary and if deemed advisable may appoint one or more Vice-Presidents, a Treasurer and one or more Assistant Secretaries and/or one or more Assistant Treasurers. None of such officers except the Chairman of the Board need be a director of the Corporation although a director may be appointed to any office of the Corporation. Two or more offices of the Corporation may be held by the same person. In case and whenever the same person holds the offices of Secretary and Treasurer he may but need not be known as the Secretary-Treasurer. The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors. The directors may from time to time and subject to the provisions of the Act, vary, add to or limit the duties and powers of any officer, employee or agent.

31.	Removal of Officers and Vacation of Office.  Subject to the articles or any unanimous shareholder agreement, all officers, employees and agents, in the absence of agreement to the contrary, shall be subject to removal by resolution of the directors at any time, with or without cause.

An officer of the Corporation ceases to hold office when he dies, resigns or is removed from office. A resignation of an officer becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

32.	Vacancies.  If the office of President, Vice-President, Secretary, Assistant
Secretary, Treasurer, Assistant Treasurer, or any other office created by the directors pursuant to paragraph 30 hereof shall be or become vacant by reason of death, resignation or in any other manner whatsoever, the directors shall, in the case of the President and Secretary, and may, in the case of any other officers, appoint an individual to fill such vacancy.

33.	Chairman of the Board.  The Chairman of the Board (if any) shall, if present, preside as chairman at all meetings of the board and of shareholders. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors.

34.	President.  The President shall be the chief executive officer of the
Corporation (except as may otherwise be specified by the board of directors) and shall, subject to the direction of the board of directors, exercise general supervision and control over the business and affairs of the Corporation. In the absence of the Chairman of the Board (if any), and if the President is also a director of the Corporation, the President shall, when present, preside as chairman at all meetings of directors and shareholders. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

35.	Vice-President.  The Vice-President or, if more than one, the
Vice-Presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of directors or shareholders. The Vice-President or, if more than one, the Vice-Presidents shall sign such contracts, documents or instruments in writing as require his or their signatures and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or them by resolution of the directors.

36.	Secretary.  The Secretary shall give or cause to be given notices for all meetings of directors, any committee of directors and shareholders when directed to do so and shall, subject to the provisions of the Act, maintain the records referred to in subsections (1), (3) and (5) of section 20 of the Act. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

37.	Treasurer.  Subject to the provisions of any resolution of the directors, the Treasurer shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct. He shall prepare and maintain adequate accounting records. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office. He may be required to give such bond for the faithful performance of his duties as the directors in their uncontrolled discretion may require and no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

38.	Assistant Secretary and Assistant Treasurer.  The Assistant Secretary or, if
more than one, the Assistant Secretaries in order of seniority, and the
Assistant Treasurer or, if more than one, the Assistant Treasurers in order of seniority, shall be vested with all the powers and shall perform all the duties of the secretary and Treasurer, respectively, in the absence or inability or refusal to act of the Secretary or Treasurer as the case may be.  The Assistant
Secretary or, if more than one, the Assistant Secretaries and the Assistant
Treasurer or, if more than one, the Assistant Treasurers shall sign such contracts, documents or instruments in writing as require his or their signatures respectively and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or them by resolution of the directors.

39.	Managing Director.  The directors may from time to time appoint from their number a Managing Director who must be a resident Canadian and may delegate to the Managing Director any of the powers of the directors subject to the limits on authority provided by subsection (3) of section 110 of the Act. The Managing Director shall conform to all lawful orders given to him by the directors and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation.
Any agent or employee appointed by the Managing Director shall be subject to discharge by the directors.

40.	Duties of Officers may be Delegated.  In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

SHAREHOLDERS MEETINGS

41.	Annual Meeting.  Subject to sections 126 and 127 of the Act, the annual meeting of shareholders shall be held at the registered office of the Corporation or at a place elsewhere within Alberta determined by the directors on such day in each year and at such time as the directors may determine.

42.	Special Meetings.  The directors of the Corporation may at any time call a special meeting of shareholders to be held on such day and at such time and, subject to section 126 of the Act, at such place within Alberta as the directors may determine.

43.	Meeting on Requisition of Shareholders.  The holders of not less than five percent (5%) of the issued shares of the Corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The requisition shall state the business to be transacted at the meeting and shall be sent to each director and to the registered office of the Corporation.
Subject to subsection (3) of section 137 of the Act, upon receipt of the requisition, the directors shall call a meeting of shareholders to transact the business stated in the requisition. If the directors do not within twenty-one days after receiving the requisition call a meeting, any shareholder who signed the requisition may call the meeting.

44.	Notice.  A notice in writing of a meeting of shareholders stating the day, hour and place of meeting and if special business is to be transacted thereat, stating (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment on that business and (ii) the text of any special resolution to be submitted to the meeting, shall be sent to each shareholder entitled to vote at the meeting, who on the record date for notice is registered on the records of the Corporation or its transfer agent as a shareholder, to each director of the Corporation and to the auditor of the Corporation not less than 21 days and not more than 50 days (exclusive of the day of mailing and of the day for which notice is given) before the date of the meeting; provided that a meeting of shareholders may be held for any purpose on any day and at any time and, subject to section 126 of the Act, at any place without notice if all the shareholders and all other persons entitled to attend such meeting are present in person or represented by proxy at the meeting (except where a shareholder or other person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders and all other persons entitled to attend such meeting and not present in person nor represented by proxy thereat waive notice of the meeting.

A director of the Corporation is entitled to receive notice of and to attend and be heard at every meeting of shareholders of the Corporation.

The auditor of the Corporation is entitled to receive notice of every meeting of shareholders of the Corporation and, at the expense of the Corporation, to attend and be heard at every meeting on matters relating to his duties as auditor.

45.	Waiver of Notice.  Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation in writing or by telecopy, telegram, cable or telex addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates.  Attendance of a shareholder or any other any other person entitled to attend a meeting of shareholders is a waiver of notice of such meeting, except when he attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

46.	Omission of Notice. The accidental omission to give notice of any meeting of shareholders to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any such meeting.

47.	Record Dates.  The directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation distribution or (iii) for any other purpose except the right to receive notice of or to vote at a meeting of shareholders, but such record date shall not precede by more than 50 days the particular action to by taken.

The directors may also fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held.

If no record date is fixed,

(a)	the record date for the determination of shareholders
entitled to receive notice of a meeting of	shareholders shall be

(i)	at the close of business on the last business day
preceding the day on which the notice is		sent; or

(ii)	if no notice is sent, the day on which the meeting is held, and

(b)	the record date for the determination of shareholders for any
purpose other than to establish a	shareholders right to receive notice of a
meeting or to vote shall be at the close of business
on the	day on which the directors pass the resolution relating to that purpose.

48.	Chairman of the Meeting.  In the absence of the Chairman of the Board (if any), the President and any Vice-President who is a director, the shareholders present entitled to vote shall elect another director as chairman of the meeting and if no director is present or if all the directors present decline to take the chair then the shareholders present shall elect one of their number to be chairman.

49.	Votes.  Votes at meetings of shareholders may be given either personally or by proxy.  Every question submitted to any meeting of shareholders shall be decided on a show of hands except when a ballot is required by the chairman of the meeting or is demanded by a shareholder or proxyholder entitled to vote at the meeting.  A shareholder or proxyholder may demand a ballot either before or on the declaration of the result of any vote by show of hands.  At every meeting at which he is entitled to vote, every shareholder present in person and every proxyholder shall have one (1) vote on a show of hands.  Upon a ballot in which he is entitled to vote every shareholder present in person or by proxy shall
(subject to the provisions, if any, of the articles) have one (1) vote for every share registered in his name.  In the case of an equality of votes the chairman of the meeting shall not, either on ashow of hands or an a ballot, have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder or proxyholder.

At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting a declaration by the chairman of the meeting that a resolution has been carried unanimously or by a particular majority or lost or not carried by a particular majority shall by conclusive evidence of the fact without proof of the number of proportion of votes recorded in favour of or against the resolution.

If at any meeting a ballot is demanded on the election of a chairman or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chairman of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

50.	Right to Vote. Subject to section 132 of the Act or unless the articles otherwise provide, each share of the Corporation entitles the holder of it to one vote at a meeting of shareholders.

Where a body corporate or association is a shareholder of the Corporation, any individual authorized by a resolution of the directors or governing body of the body corporate or association to represent it at meetings of shareholders of the Corporation is the person entitled to vote at all such meetings of shareholders in respect of the shares held by such body corporate or association.

Where a person holds shares as a personal representative, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him.

Where a person mortgages, pledges or hypothecates his shares, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of such shares so long as such person remains the registered owner of such shares unless, in the instrument creating the mortgage, pledge or hypothec, he has expressly empowered the person holding the mortgage, pledge or hypothec to vote in respect of such shares, in which case, subject to the articles, such holder or his proxy is the person entitled to vote in respect of the shares.

Where two or more persons hold shares jointly, one of those holders present at a meeting of shareholders may in the absence of the others vote the shares, but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the shares jointly held by them.

51.	Proxies. Every shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder and one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

An instrument appointing a proxyholder shall be in written or printed form and shall be executed by the shareholder or by his attorney authorized in writing and is valid only at the meeting in respect of which it is given or any adjournment of that meeting.

An instrument appointing a proxyholder may be in the following form or in any other form which complies with the requirements of the Act:

The undersigned shareholder of ______________________ hereby appoints _________________ of _________________, whom failing,
________________ of ________________ as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the meeting of the shareholders of the said Corporation to be held on the ___ day of _______, 19___ and at any adjournment thereof in the same manner, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment thereof.

Dated the ___ day of __________, 19____.


____________________________
Signature of Shareholder

The directors may specify in a notice calling a meeting of shareholders a time not exceeding forty-eight (48) hours, excluding Saturdays, Sundays and holidays, preceding the meeting or an adjournment of the meeting before which time proxies to be used at the meeting must be deposited with the Corporation or its agent.

The chairman of the meeting of shareholders in his discretion accept any written communication (including without limitation any telecopy, telegram, cable or telex) as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no instrument of proxy conferring such authority has been deposited with the Corporation, and any votes given in accordance with such written communication accepted by the chairman of the meeting shall be valid and shall be counted.

52.	Telephone Participation. A shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other and a person participating in such a meeting by those means is deemed for the purposes of the Act and this by-law to be present at the meeting.

53.	Adjournment. The chairman of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place and if the meeting is adjourned by one or more adjournments for an aggregate of less than thirty (30) days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment.  If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than ninety (90) days, subsection (1) of section 143 of the Act does not apply.

Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at the original meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

54.	Quorum. Two (2) persons present and each holding or representing by proxy at least one (1) issued share of the Corporation shall be a quorum at any meeting of shareholders for the election of a chairman of the meeting and for the adjournment of the meeting to a fixed time and place but not for the transaction of any other business; for all other purposes two (2) persons present and holding or representing by proxy one-twentieth of the shares entitled to vote at the meeting shall be a quorum.  If a quorum is present at the opening of a meeting of share-holders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

Notwithstanding the foregoing, if the Corporation has only one shareholder, or one shareholder holding a majority of the shares entitled to vote at the meeting, that shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

55.	Resolution in Lieu of Meeting. A resolution in writing signed by all the shareholders entitled to vote on that resolution is as valid as if it had been passed at a meeting of the shareholders. A resolution in writing dealing with all matters required by the Act or this by-law to be dealt with at a meeting of shareholders, and signed by all the shareholders entitled to vote at that meeting, satisfies all the requirements of this Act or the by-law relating to meetings of shareholders.


SHARES AND TRANSFERS

56.	Issuance. Subject to the articles, any unanimous shareholder agreement and to section 28 of the Act, shares in the Corporation may be issued at the times and to the persons and for the consideration that the directors determine; provided that a share shall not be issued until the consideration for the share is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that the Corporation would have received if the share had been issued for money.

57.	Security Certificates. A security holder is entitled at his option to a security certificate that complies with the Act or a non-transferable written acknowledgement of his right to obtain a security certificate from the Corporation in respect of the securities of the Corporation held by him. Security certificates shall (subject to compliance with section 45 of the Act) be in such form as the directors may from time to time by resolution approve and such certificates shall be signed by at least one director or officer of the Corporation, or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture. Any signatures required on a security certificate may be printed or otherwise mechanically reproduced on it. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if he were a director or an officer at the date of its issue.

58.	Agent. The directors may from time to time by resolution appoint or remove
(i) one or more trust companies registered under the Trust Companies Act as its agent or agents to maintain a central securities register or registers or
(ii) an agent or agents to maintain a branch secureceived a new, reissued or re-registered security, a new security certificate may be issued in re sident, a Vice-President, the Secretary or the Treasurer of the Corporation or by resolution of the directors.

59. Dealings with Registered Holder. Subject to the Act, the Corporation may treat the registered owner of a security as the person esclusively entitled to vote, to receive notices, to receive any interest, dividen or other payments in respect of the security, and otherwise to excercise all the rights and powers of an owner of the security.

60. Surrender of Security Certificates. Subject to the Act, no transfer of a security issued byt the Corporation shall be registered unless or until the security certificate representing the security to be transferred has been presented for registration or, if no security certificate has been issued by the Corporation in respect of such security, unless or until a duly executed transfer in respect thereof has been presented for registration.

61.	Defaced, Destroyed, Stolen or Lost Security Certificates. In case of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to an agent of the Corporation (if any), on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced, destroyed, stolen or lost. Upon the giving to the Corporation (or if there be an agent, hereinafter in this paragraph referred to as the "Corporation's agent", then to the Corporation and the Corporation's agent) of a bond of a surety company (or other security approved by the directors) in such form as is approved by the directors or by the Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer of the Corporation, indemnifying the porations agent if any) against all loss, damage or expense, which the Corporation and/or the Corporations agent may suffer or be liable for by reason of the issuance of a new security certificate to such owner, and provided the Corporation or the Corporations agent does not have notice that the security has been acquired by a bona fide purchaser and before a purchaser described in section 64 of the Act has received a new, reissued or re-registered security, a new security certificate may be issued in replacement of the one defaced, destroyed, stolen or lost, if such issuance is ordered and authorized by any one of the Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer of the Corporation or by resolution of the directors.

62. Enforcement of Lien and Indebtedness. Subject to subsection (8) of section 45 of the Act, if the articles of the Corporation provide taht the Corporation has a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation, the directors of the Corporation may sell any such shares in such manner as they think fit until the debt has beenpaid in full. No sale shall be made until such time as the debt ought to be paid and until a demand and notice in writing stating the amount due and demanding payment and giving notice of intention to sell in default shall have been served on the holder or his legal representative of the shares subject to the lien and default shall have been made in payment of such debt for seven days after service of such notice. Upon any such sale, the proceeds shall be applied, firstly, in payment of all costs of such sale, and, secondly, in satisfaction of such debt and the residue (if any) shall be paid to such shareholder or his legal representative or as he shall direct. Upon any such sale, the directors may enter or causse to be entered the purchasers name in the securities register of the Corporation as a holder of shares, and the purchaser shall not be bound to see to the regularity or validity of, or be effective by, any irregularity or invalidity in the proceedings or be bound to see to the application of the purchase money, and after his name or the name of his legal representative has been entered in the securities register, the regularity and validity of the sale shall not be impeached by a person.

DIVIDENDS


63. The directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the Corporations articles.

The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

(a)	the Corporation is, or would be after the payment be, unable
to pay its liabilities as they become	due; or

(b)	the realizable value of the Corporations assets would
thereby be less than the aggregate of its	liabilities and stated capital of all
classes.

The Corporation may pay a dividend by issuing fully paid shares of the Corporation and, subject to section 40 of the Act, the Corporation may pay a dividend in money or property.

64.	In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments in respect of such securities.

VOTING SECURITIES IN OTHER BODIES CORPORATE

65.	All securities of any other body corporate carrying voting rights held form time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution.  The duly authorized signing officers of the
Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and arrange for the issuance of voting certificates or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or any other action by the directors.

NOTICES, ETC.

66.	Service. Any notice or document required by the Act, the articles or the by-laws to be sent to any shareholder or director of the Corporation may be delivered personally to or sent by mail addressed to:

(a)	the shareholder at his latest address as shown
in the records of the Corporation or its transfer	agent; and

(b)	the director at his latest address as shown in the records of
the Corporation or in the last notice	filed under section 101 or 108 of the Act.

Such notice or document shall be deemed to have been sent on the day of personal delivery or mailing. With respect to every notice or document sent by mail it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into a post office or into a post office letter box.

67.	Failure to Locate Shareholder. If the Corporation sends a notice or document to a shareholder and the notice or document is returned on three consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until he informs the Corporation in writing of his new address.

68.	Shares Registered in More than one Name. All notices or documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be sent to whichever of such persons is named first in the records of the Corporation and any notice or document so sent shall be deemed to have been duly sent to all the holders of such shares.

69.	Persons Becoming Entitled by Operation of Law.  Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or document in respect of such shares which prior to his name and address being entered on the records of the Corporation in respect of such shares shall have been duly sent to the person or persons from whom he derives his title to such shares.

70.	Deceased Shareholder. Any notice or document sent to any shareholder in accordance with paragraph 66 hereof shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his decease, be deemed to have been duly sent in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and shall be deemed to have been duly sent to his heirs, executors, administrators and legal representatives and all persons
(if any) interested with him in such shares.

71.	Signatures upon Notices. The signature of any director or officer of the
Corporation upon any notice may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

72.	Computation of Time. All computations of time required to be made pursuant to the articles or by-laws of the Corporation shall be made (i) in accordance with the provisions of the Interpretation Act, to the extent such provisions are applicable, and (ii) in any other case, in accordance with the customary meaning ascribed to the words requiring such computation of time.

73.	Proof of Science. A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the sending of any notice or document to any shareholder, director, office or auditor or publication of any notice or document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may
be.

CUSTODY OF SECURITIES

74.	All securities (including without limitation warrants) owned by the
Corporation may be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.

All securities (including without limitation warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

EXECUTION OF CONTRACTS, ETC.

75.	Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by the President alone or any person or persons authorized by resolution of the directors and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The corporate seal of the Corporation may, when required, be affixed by the President to contracts, documents or instruments in writing signed by him as aforesaid or by the person or persons appointed as aforesaid by resolution of the directors.

The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, cheques, drafts, orders for the payment of money, notes, acceptances, bills of exchanges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

The signature or signatures of the President or any person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

FISCAL PERIOD

76.	The fiscal period of the Corporation shall terminate on such day in each year as the board of directors may from time to time by resolution determine.

ENACTED the 16th day of August, 1996.


------------------------------------------------
----------------------------------------------- President Secretary


PEAK TECHNOLOGIES INC.

BY-LAW NO. 2

A by-law respecting the borrowing of money, the giving of guarantees and the giving of security by PEAK TECHNOLOGIES INC. (hereinafter called the "Corporation").

		IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

		The directors of Corporation may from time to time:

(a)	borrow money on the credit of the Corporation;

(b)	issue, reissue, sell or pledge debt obligations of the
Corporation, including without limitation,	bonds, debentures, notes or other
evidences of indebtedness or guarantee of the Corporation,	whether secured or
unsecured;

(c)	give a guarantee on behalf of the Corporation to secure
performance of an obligation of any	individual, partnership, association, body
corporate, trustee, executor, administrator or legal	representative;

(d)	mortgage, hypothecate, pledge or otherwise create an interest
in or charge on all or any property	of the Corporation, owned or subsequently
acquired, to secure payment of a debt or performance	of any other obligation
of the Corporation;

(e)	delegate to one or more directors, a committee of directors
or one or more officers of the	Corporation as may be designated by the
directors, all or any of the powers conferred by
the	foregoing clauses of this by-law to such extent and in such
manner as the directors shall determine	at the time of each such delegation.

In the event any provision of any other by-law of the Corporation now in force is inconsistent with or in conflict with any provision of this by-law, the provisions of this by-law shall prevail to the extent necessary to remove the inconsistency or conflict.

This by-law shall remain in force and be binding upon the Corporation as regards any party acting on the faith thereof until a copy, certified by the Secretary of the Corporation, of a by-law repealing of replacing this by-law shall have been received by such party and duly acknowledged in writing.

ENACTED the 16th day of August, 1996.

[Execution blocks omitted.]