Form 20-F/A
PEAKSOFT CORP
filed 1998-09-02
CIK 1058429

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

Existing external financing remains in place and has been increased. Management is also seeking some additional external financing. The Company has obtained financing aggregating to US$545,206 since September 30, 1997, and is attempting to raise further financing at this time. Accordingly, the Company has concluded that the going-concern assumption is appropriate.

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

March of 1998 witnessed a further infusion of investment capital in the amount of US$140,000. Thus the Company has obtained financing aggregating to US$545,206 since Septmeber 30, 1997.

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


Chartered Accountants


KPMG

New Westminster, Canada
December 12, 1997



GORDON K.W. GEE
Chartered Accountant                       488 - 625 Howe Street
An incorporated professional
Vancouver, BC V6T 2T6

Telephone: (604) 689-8815
Facsimile: (604) 689-8838



                           AUDITORS REPORT

To the Directors of Peak Technologies Inc.

I have audited the consolidated balance sheet of Peak Technologies Inc. as at September 30, 1996 and 1995 and the consolidated statements of operations and deficit and changes in cash flow for the years ended September 30, 1996 and 1995. These consolidated financial statements are the responsibility of the companys management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require I plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company at September 30, 1996 and 1995 and the results of its operations and the changes in its financial position for the years ended September 30, 1996 and 1995 in accordance with generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operation for the year ended September 30, 1996 and September 30, 1995 and shareholders equity to the extent summarizated in note 14 to the finacial statements.

"Gordon K.W. Gee"

Gordon K.W. Gee
Chartered Accountant





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


On May 16, 1996, the Company acquired research in the amount of $1,644,598 through the acquisition of Chameleon Bridge Technologies Corp. The Company acquired all of the 1,950,000 issued and outstanding shares of Chameleon Bridge Technologies Corporation in exchange for 1,500,000 shares of Peak Technologies Inc. The fair market value of Peak Technologies Inc.s shares at the date the transaction was announced, regulatory approval was obtained, and the shares were exchanged, was $1.11 per share. Accordingly, the allocation of the purchase price is as follows:

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

	 Peak Technologies Inc.

		Supplementary Data:  Quarterly Financial Data (unaudited)

		Report of Independent Auditors

  Comments by Auditors for US readers on Canadian - US reporting difference

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