Form 20-F/A
PEAKSOFT CORP
filed 1998-09-04
CIK 1058429

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

Title of Class    Identity of Person or Group   Amount Owned  Percent of Class
--------------    ---------------------------   ------------  ----------------
Common Stock      D. Foster  (Individual)         115,000            .9
Common Stock      Foster Murphy & Sons-         1,355,050          10.0
                     Doug Foster (Individual)
Common Stock      Carl Conti (Individual)         112,000            .8
Common Stock      Donald McInnes (Individual)      85,000            .6
Common Stock      Peter Janssen (Individual)       51,750            .4
Common Stock      Nick Vermeulen                   33,000            .2
Common Stock      Thomas Taylor                         1            .0

Common Shares     All Directors/Officers        1,751,801          13.0
                     as a Group


ITEM 5 - NATURE OF TRADING MARKET

TRADING HISTORY OF COMMON SHARES

The Common Shares of PeakSoft are listed and posted for trading on The Alberta Stock Exchange under the trading symbol PKT.A. The following table sets forth the reported high and low sale prices and volume of trading of the Common Shares as reported by The Alberta Stock Exchange for the periods indicated:

1996                      Price Range           Trading Volume
----                    High $    Low $
                        ------    -----
First Quarter          1.55        0.45            2,885,900
Second Quarter         1.85        1.20            1,615,806
Third Quarter          1.45        0.50            2,211,441
Fourth Quarter         1.60        0.60            3,659,653

1997
----
First Quarter          1.30        0.80            2,598,231
Second Quarter         1.18        0.57            1,714,955
Third Quarter          0.93        0.40            2,048,481
Fourth Quarter         0.90        0.40            1,160,214

1998
----
First Quarter          0.61        0.50            1,676,102

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

SUMMARY OF OPERATIONS (unaudited)
Stated in Canadian Dollars

SIX MONTHS ENDED MARCH 31
                                             1998               1997
                                             ----               ----
Sales                                     899,582            709,384
Net Earnings (Loss) from
  Continuing Operations               (1,262,607)        (1,782,304)
Earnings (Loss per Share)
  from Continuing Operations                (.09)              (.20)


SUMMARY OF BALANCE SHEET (unaudited)
Stated in Canadian Dollars

SIX MONTHS ENDED MARCH 31
                                            1998               1997
                                            ----               ----
Working Capital*                        (396,348)           (465,789)
Total Assets                           1,355,088           2,505,249
Total Current Liabilities                879,791           1,162,050
Long Term Debt and
  Obligation Under Capital Leases      1,667,210              49,571
Shareholders Equity (Deficit)         (1,191,913)          1,293,628



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

SUMMARY OF OPERATIONS
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30
                                      1997         1996             1995
                                      ----         ----             ----
Sales                            1,340,200      784,900          556,096
Net Earnings (Loss) from
  Continuing Operations         (4,091,490)    (927,480)          55,794
Earnings (Loss Per Share)
  from Continuing Operations          (.33)        (.11)             .02


SUMMARY OF BALANCE SHEET
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30
                                             1997          1996       1995
                                             ----          ----       ----
Working Capital*                          341,546      (445,693)    88,060
Total Assets                            2,402,271     2,118,027    570,303
Total Current Liabilities               1,042,639       523,681    288,858
Long Term Debt and
  Obligation Under Capital Leases       1,421,918        64,044     36,164
Shareholders Equity (Deficit)             (62,286)    1,530,302    245,281

Had the Companys consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (see Note 14 to the audited financial statements), selected consolidated financial information would have been as follows:

SUMMARY OF OPERATIONS
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30
                                       1997             1996            1995
                                       ----             ----            ----
Sales                             1,340,200          784,900         556,096
Net Earnings (Loss) from
  Continuing Operations          (3,354,661)      (2,577,078)         55,794
Earnings (Loss Per Share)
  from Continuing Operations           (.35)            (.31)            .02

SUMMARY OF BALANCE SHEET
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30
                                   1997            1996          1995
                                   ----            ----          ----
Working Capital*                341,546        (445,693)       88,060
Total Assets                  1,579,972         473,429       570,303
Total Current Liabilities     1,042,639         523,681       288,858
Long Term Debt and Obligation
  Under Capital Leases        1,369,576          12,702        36,164
Shareholders Equity (Deficit) (975,055)       (118,688)       245,281

(a) CANADIAN AND US DOLLAR EXCHANGE RATES

A history of US-Canadian dollar exchange rates, as of September 30, for the indicated years is set forth below. All amounts shown represent noon buying rates for cable transfers in New York City certified funds for customs purposes by the Federal Reserve Bank of New York. The source for this data is the Federal Reserve Bulletin and Digest.

             HIGH SCAN              LOW SCAN               AVERAGE
          CAN/US   US/CAN        CAN/US   US/CAN       CAN/US   US/CAN
          ------   ------        ------   ------       ------   ------
1991      1.1229   .8906         1.1589   .8628        1.1457   .87283
1992      1.1748   .8512         1.2858   .7777         1.214    .8237
1993      1.2497   .8002         1.3367   .7481        1.2901    .7751
1994      1.3408   .7458         1.4086   .7099        1.3736    .7280
1995      1.3507   .7404         1.4074   .7105        1.3686    .7307
1996      1.3852   .7219         1.3290   .7525        1.3630    .7337
1997      1.4395   .6947         1.3364   .7483        1.3850    .7220
1998*     1.4395   .6947         1.4314   .6986

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

Revenue for the six months ended March 31, 1998 increased from $709,384 in the comparable period in 1997, to $899,582, an increase of $190,198 or 26.8%, and was due primarily to the growing sales volume of Peaks Internet software products. The operating loss decreased from $1,782,304 to $1,262,607, reflecting higher sales volume and a significant reduction in operating expenses. Management has drastically reduced expenditures in all areas, especially in cost of goods sold, research and development, and selling and marketing. These reductions reflect managements ability to produce and sell a more cost-efficient product with minimal marketing. The Company is actively creating budgets to place emphasis on marketing its current and future products in the next quarters to capture a higher sales volume. The amortization expense includes the amortization on the research and development that was acquired in 1996 from Chameleon Bridge Technologies Corp, which is capitalized according to Canadian GAAP. The Companys cash position was decreased from $110,784 in 1997, to $61,084 in 1998 and remains an area of critical importance and is being actively addressed by management. The Company does not have access to any unused lines of credit at this time. Due to managements increased control over cash flow, there are no expected non-operation expenditures. In general, the results for the six months reflect the Companys continuing growth in this fast-paced, rapidly expanding Internet market.



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
                                    Annual Compensation
Name and                            -------------------    All Other
Principal Position          Year     Salary     Bonus     Compensation
------------------          ----     ------     -----     ------------

Douglas H. Foster          1997     85,000        -            -
President and              1996     82,800        -            -
Chief Executive Officer    1995     82,800        -            -
& Director                 1994     70,400


Long-Term Compensation Awards:

Securities Under Options/SARs Granted:

1997           302,000
1996           321,250
1995           250,000
1994                 -

Restricted Shares or Restricted Share Units: none

Payouts:
LTIP Payouts: none

All Other Compensation: none


The following information concerns individual grants of options to purchase or acquire securities of the Corporation made during the year ended September 30, 1997 to the Corporations Chief Executive Officer.

Name                    Securities          percent of Total       Exercise or
                        Under Options       Options Granted        Option Price
                        Granted (#)         to Employees in        ($/Security)
                                            Financial Year
--------------------------------------------------------------------------------
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

Name                Securities Acquired on     Aggregate Value Realized
                    Exercise (#)
--------------------------------------------------------------------------------

Douglas H. Foster    321,250                    240,938


                     Unexercised Options       Value of Unexercised in
                     at Year End (#)           the Money Options at
                                               Year-end ($)
--------------------------------------------------------------------------------
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

At September 30, 1997, the following options to acquire Common Shares are outstanding:
Group            Number of Common      Date of Grant      Exercise Price Per
                 Shares Under Option                      Common Share
--------------------------------------------------------------------------------
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


PART II


ITEM 14 - Description of Securities to be Registered.

The Articles of Continuance of PeakSoft Corporation provide as follows:

The Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

          (i) the right to one vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote;

          (ii) subject to the prior rights and privileges attaching to any other class of shares of the Corporation, the right to receive any dividend declared by the Corporation; and

          (iii) subject to the prior rights and privileges attaching to any other class of shares of the Corporation, the right to receive the remaining property and assets of the Corporation upon dissolution.

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

Sincerely yours,

Douglas H. Foster
President and CEO
May 4, 1998

PeakSoft Corporation
Consolidated Balance Sheet
(Prepared by Management - unaudited))
March 31, 1998 and 1997

                                             1998          1997
                                             ----          ----
                                            (in Canadian dollars)
Assets
Current assets:
Cash                                   $    61,084    $   110,784
Accounts receivable                        281,734        429,913
Inventories                                 98,051         39,557
Prepaids and deposits                       42,574        116,007
                                           710,487        379,465

Capital assets                             176,496        350,731
Acquired research and development          411,149      1,439,023
Licenses                                      --           19,234
Investment in InfoBuild                    284,000           --
                                       $ 1,355,088    $ 2,505,249

Liabilities and Shareholders Equity
Current liabilities:
Demand loan                            $      --      $    20,756
Accounts payable and accrued
liabilities                                797,449      1,010,768
Deferred revenue                              --           84,337
Reserve for returns & allowances            54,208           --
Current portion of long-term debt             --           24,573
Current portion of obligations under
capital leases                              28,134         21,616
                                       $   879,791    $ 1,162,050

Long-term debt                           1,622,951           --
Obligations under capital leases            44,259         49,571
Shareholders equity:
Share capital                            6,312,335      3,458,942
Other paid-in capital                      173,759           --
                                       $ 6,486,094    $ 3,458,942

Obligation to issue share capital             --        1,940,900
Accumulated deficit                      7,678,007      4,106,214
                                        (1,191,913)     1,293,628

                                       $ 1,355,088    $ 2,505,249

PeakSoft Corporation
Consolidated Statement of Operations and Deficit (unaudited)
Six months ended March 31, 1998 and 1997


                                            1998           1997
                                            ----           ----
Sales                                  $   899,582    $   709,384
Cost of goods sold                         158,840        231,232
                                           740,742        478,152
Expenses:
General and administrative                 870,107        472,734
Selling and marketing                      695,999      1,148,054
Research and development                   324,010        374,690
                                         1,890,116      1,995,478
Earnings (loss) before the
undernoted                             $(1,149,374)   $(1,517,326)

Amortization                               500,593        264,978
Recovery of expenses from
 settlements of liabilities                252,562           --

Earnings (loss) from
operations                              (1,397,558)    (1,782,304)

Gain on sale of contract                   134,951           --

Net Earnings (loss)                     (1,262,607)    (1,782,304)

Accumulated deficit,
beginning of period                     (6,415,400)    (2,323,910)

Accumulated deficit,
end of period                          $(7,678,007)   $(4,106,214)
Loss per common share                  $     (0.09)   $     (0.20)

PeakSoft Corporation
Statement of Changes in Financial Position (unaudited)
Six months ended March 31, 1998 and 1997

                                            1998           1997
                                            ----           ----
Cash provided by (used in):
Operations:
Net earnings (loss)                    $(1,262,607)   $(1,782,304)
Items not involving cash:
Amortization                               500,693        264,978
Change in non-cash operating
working capital                           (236,470)        98,871
                                          (998,384)    (1,418,455)
Financing:
Funds transferred to escrow                   --
Repayments of long-term debt               (14,936)       (12,702)
Decrease in obligations under
capital leases                               6,842         (1,771)
Decrease in obligation to issue
shares                                    (399,900)          --
Issuance of share capital                  512,144      1,545,632
                                           104,150      1,531,159
Investments:
Purchase of capital assets                (116,048)       (31,883)

Increase (decrease) in cash
position                                (1,010,282)        80,821
Cash, beginning of period                1,071,366         29,963
Cash, end of period                    $    61,084    $   110,784

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


Chartered Accountants


KPMG

New Westminster, Canada
December 12, 1997

GORDON K.W. GEE
Chartered Accountant
 An incorporated professional                     488-625 Howe Street
Vancouver, BC  V6T 2T6

Telephone:  (604) 689 - 8815
Facsimile:  (604) 689 - 8838


Auditors Report

To the Directors of Peak Technologies Inc.

I have audited the consolidated balance sheet of Peak Technologies Inc. as at September 30, 1996 and the consolidated statements of operations and deficit and changes in cash flow for the years ended September 30, 1996 and 1995. These consolidated financial statements are the responsibility of the company's management. my responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require I plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assesing the accounting principles used and the significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company at September 30, 1996 and 1995 and the results of its operations and the changes in its financial position for the years ended September 30, 1996 and 1995 in accordance with generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operation for the year ended September 30, 1996 and September 30, 1995 and shareholder's equity to the extent summarized in Note 14 to the financial statements.

"Gordon K.W. Gee"

CHARTERED ACCOUNTANT
Vancouver, B.C.
January 9, 1997

PEAK TECHNOLOGIES INC.
Consolidated Balance Sheet
(in Canadian dollars)

September 30, 1997 and 1996
                                           1997           1996
Assets                                     ----           ----

Current assets:
Cash                                  $ 1,071,366    $    29,963
Accounts receivable                        97,645         26,727
Inventories                                59,128         13,362
Prepaids and deposits                     156,046          7,936
                                      -----------    -----------
                                        1,384,185         77,988
                                      -----------    -----------
Capital assets (note 3)                   195,787        370,272

Acquired research and
development (note 4)                      822,299      1,644,598

Licences                                     --           25,169
                                      -----------    -----------
                                      $ 2,402,271    $ 2,118,027
                                      ===========    ===========

Liabilities and Shareholders Equity

Current liabilities:
Demand loan                           $      --      $    23,152
Accounts payable and
accrued liabilities                       893,398        380,119
Deferred revenue (note 5)                 109,681         81,033
Current portion of
long-term debt (note 6)                    14,936         23,507
Current portion of obligations
under capital leases (note 7)              24,624         15,870
                                      -----------    -----------
                                        1,042,639        523,681
                                      -----------    -----------
Long-term debt (note 6)                 1,380,991         12,702
Obligations under capital
leases (note 7)                            40,927         51,342

Shareholders equity:
Share capital (note 8)                  5,779,455      3,398,904
Other paid-in capital
(note 6)                                  173,759           --
                                      -----------    -----------
                                        5,953,214      3,398,904
Obligation to issue share
capital (note 8)                          399,900        455,308
Accumulated deficit                     6,415,400      2,323,910
                                      -----------    -----------
                                          (62,286)     1,530,302
                                      -----------    -----------
                                      $ 2,402,271    $ 2,118,027
                                      ===========    ===========

Continuing operations (note 1)
Subsequent events (note 11)

See accompanying notes to consolidated financial statements.

PEAK TECHNOLOGIES INC.
Consolidated Statement of Operations and Deficit

Years ended September 30, 1997, 1996 and 1995

                                  1997           1996           1995
                                  ----           ----           ----
Sales                        $ 1,340,200    $   784,900    $   556,096

Cost of goods sold               448,537        428,141        357,939

                             $   891,663    $   356,759    $   198,157

Expenses:

Amortization                   1,050,965        118,968         45,635
General and
administrative                 1,245,114        312,361         64,857
Marketing                      1,682,437        531,170           --
Research and development         641,426        321,740         31,871
                               4,619,942      1,284,239        142,363

Earnings (loss) before
the undernoted                (3,728,279)      (927,480)        55,794

Other earnings (expenses):
Write-off of assets              (53,169)          --             --
Loss on settlement of
lawsuit (note 10)               (310,042)          --             --

                             $  (363,211)          --             --

Earnings (loss) from
continuing operations         (4,091,490)      (927,480)        55,794

Loss from discontinued
operations (note 15)                --         (745,844)      (598,448)

Loss                           4,091,490      1,673,324        542,654

Accumulated deficit,
beginning of year              2,323,910        650,586        107,932

Accumulated deficit,
end of year                  $ 6,415,400    $ 2,323,910    $   650,586

Loss per common share        $     (0.42)   $     (0.20)   $     (0.16)


See accompanying notes to consolidated financial statements.

PEAK TECHNOLOGIES INC.
Statement of Changes in Financial Position

Years ended September 30, 1997, 1996 and 1995

                                          1997           1996           1995
Cash provided by (used in):               ----           ----           ----

Operations:
Net earnings (loss)                  $(4,091,490)   $  (927,480)   $    55,794
Items not involving cash:
Loss from discontinued operations           --         (745,844)      (598,448)
Amortization                           1,050,965        118,968         45,635
Write-off of assets                       53,169           --             --
Change in non-cash
operating working capital                253,980        404,452         22,283

                                      (2,733,376)    (1,149,904)      (474,736)

Financing:
Repayments of long-term debt             (21,273)       (23,462)          --
Increase (decrease) in obligations
under capital leases                      (1,661)        51,342           --
Issuance of long-term debt             1,554,750           --             --
Increase (decrease) in obligation
to issue shares                          (55,408)       455,308         36,163
Issuance of share capital              2,380,551      2,503,037        801,287
                                       3,856,959      2,986,225        837,450

Investments:
Purchase of capital assets               (82,180)      (150,486)      (220,296)
Acquisition of licences                     --          (33,559)          --
Business combination (note 4)               --       (1,644,598)          --
Acquisition of software technology          --         (136,979)          --
                                         (82,180)    (1,965,622)      (220,296)

Increase (decrease) in cash
position                               1,041,403       (129,301)       142,418

Cash, beginning of year                   29,963        159,264         16,846

Cash, end of year                    $ 1,071,366    $    29,963    $   159,264


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

(d) Capital assets:

Capital assets are stated at cost. Amortization is provided on the declining balance basis using the following annual rates:

Asset                            Rate
-----                            ----
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

3. Capital assets:


1997
                                         Accumulated       Net book
                               Cost      amortization        value
                               ----      ------------        -----
Furniture and equipment      $ 73,731      $ 40,094        $ 33,637
Computer equipment            155,974        91,141          64,833
Computer software             178,073        89,037          89,036
Leasehold improvements        131,057       122,776           8,281

                            $ 538,835     $ 343,048       $ 195,787

1996
                                         Accumulated       Net book
                               Cost      amortization        value
                               ----      ------------        -----
Furniture and equipment    $ 115,067      $ 63,233       $ 45,783
Computer equipment           192,477        74,938        122,208
Computer software            136,979        34,245        102,734
Leasehold improvements       131,057        31,510         99,547

                           $ 575,580     $ 203,926      $ 370,272

Assets acquired under capital leases in the amount of $79,148 (1996 - $73,377) and related accumulated amortization of $54,614 (1996 - $18,474) are included in furniture and equipment as well as computer equipment.


4.  Acquired research and development:

1997
                                         Accumulated       Net book
                               Cost      amortization        value
                               ----      ------------        -----
Research and development   $ 1,644,598    $ 822,299      $ 822,299

1996

                                         Accumulated       Net book
                               Cost      amortization        value
                               ----      ------------        -----
Research and development   $ 1,644,598    $       -    $ 1,644,598



On May 16, 1996, the Company acquired research in the amount of $1,644,598 through the acquisition of Chameleon Bridge Technologies Corp. The Company acquired all of the 1,950,000 issued and outstanding shares of Chameleon Bridge Technologies Corporation in exchange for 1,500,000 shares of Peak Technologies Inc. The fair market value of Peak Technologies Inc.s shares at the date the transaction was announced, regulatory approval was obtained, and the shares were exchanged was $1.11 per share. Accordingly, the allocation of the purchase price is as follows:

Acquired research and development             $1,644,598
Other net assets acquired                         20,402

Purchase value based on shares issued in May, 1996:  $ 1,665,000


5.  Deferred revenue:

Deferred revenue consists primarily of advance quarterly billings for a computer service agreement.

6. Long-term debt:
                                                        1997          1996
                                                        ----          ----
Renovation loan,
secured by a charge on leasehold improvements,
bearing interest at 11.5% per annum,
maturing on March 15, 1998                        $    14,936    $    36,209

Notes payable,
secured by the Company's inventory and
accounts receivable, bearing interest
at 12% per annum with interest paid quarterly,
maturing on September 9, 1999 (U.S. $1,125,000)     1,554,750           --

Less:  other paid-in capital                         (173,759)          --
                                                    1,395,927         36,209

Current portion of long-term debt                      14,936         23,507

                                                  $ 1,380,991    $    12,702


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

7. Obligations under capital leases:

The Company has capital leases on equipment expiring at various dates through 2001 requiring the following minimum lease payments:

                                    1997        1996
                                    ----        ----
1997                             $   --      $ 28,246
1998                               32,713      25,019
1999                               24,180      17,194
2000                               19,965      17,194
2001                                4,430       1,433
Total minimum lease payments       81,288      89,086

Less imputed interest at
varying rates                     (15,737)    (21,874)

Present value of net
minimum capital lease
payments                           65,551      67,212

Current portion of obligations
under capital lease                24,624      15,870

                                 $ 40,927    $ 51,342



8.  Share capital:
                                                       Shares      Amount
                                                       ------      ------
Authorized:
   Unlimited voting common shares without
   par value
   Unlimited non-voting preferred shares
   without par value
Common shares issued:
  Balance, October 1, 1994                           656,293   $    94,580
  Issued amount year ended September 30, 1995:
  Issued to founders                               2,344,148          --
  Issued for cash                                  2,594,302       948,865
  Issue for services and technology                  155,257        45,700
  Less share issuance costs                             --        (193,278)

Issued amount year ended September 30, 1996:
  Issued for cash                                  1,151,147       667,500
  Issued for services and technology               1,704,210     1,835,537

Issued amount year ended September 30, 1997:
  Issued for cash                                  3,545,266     2,496,498
  Issued for services and technology                  94,840        75,969
  Less share issuance costs                             --        (191,916)

Balance, September 30, 1997                       12,245,463   $ 5,779,455


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

12.  Loss per common share:

Loss per common share is based on the weighted average number of common shares outstanding during the year.

13.  Related party transactions:

The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:

                                                      1997       1996
                                                      ----       ----
Salaries to directors and officers                  $212,000   $104,000
Consulting fees and expense reimbursements
to directors                                          64,000     19,283
Salary paid to a relative of one of the directors     33,000     49,000
                                                    --------   --------
                                                    $309,000   $172,283

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

14.  United States GAAP reconciliation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

(a) Loss and loss per share:

                                              1997           1996           1995
                                              ----           ----           ----
Loss in accordance with Canadian GAAP    $(4,091,490)   $(1,673,324)   $  (542,655)
Difference in accounting for acquired
research and development (note d)            822,299     (1,644,598)          --
Stock options (note e)                       (85,470)        (5,000)          --

Loss in accordance with
United States GAAP                       $(3,354,661)   $(3,322,922)   $  (542,655)

Loss per common share                          (0.35)         (0.40)         (0.16)

Weighted average number of shares used
for calculation                            9,615,270      8,294,805      3,391,593


(b)  Balance sheet:

The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

                                September 30, 1997        September 30, 1996
                             Canadian  United States    Canadian   United States
                               GAAP         GAAP          GAAP          GAAP
                               ----         ----          ----          ----
Assets:

Acquired research and
development               $   822,299   $      --      $ 1,644,598   $      --

Acquired research and
development               $   822,299   $      --      $ 1,644,598   $      --

Shareholders equity:

Other paid-in capital         173,759       264,229           --           5,000
Obligation to issue           399,900       500,000           --            --
  share capital
Subscription receivable          --        (100,100)          --            --
Accumulated deficit         6,415,400     7,328,169      2,323,302     3,972,900



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

                                            1997            1996           1995
                                            ----            ----           ----
Loss - as reported                   $   3,354,661   $   3,322,922   $   547,655
Loss - stock option value adjusted       3,475,718       3,510,536       672,950
Loss per common share - as reported           0.35            0.40          0.16
Loss per common share - adjusted              0.36            0.42          0.20

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                        1997            1996            1995
                                        ----            ----            ----
Expected dividend yield                  0%              0%               0%
Expected stock price volatility         70%             70%              70%
Risk-free interest rate                5.5%            5.5%             5.5%
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

                             1996         1995

Revenue                      $ (43,818)   $  (4,274)
Marketing                      332,835      197,724
Research and development       368,119      317,564
General and administrative      88,708       87,434
                             ---------    ---------
                             $ 745,844    $ 598,448

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


ITEM 19 - Financial Statements and Exhibits


(A)     Financial Statements

         Peak Technologies Inc.

                Supplementary Data:  Quarterly Financial Data (unaudited)

                Report of Independent Auditors

  Comments by Audditor for US readers on Canadian - US reporting difference

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

An instrument appointing a proxyholder may be in the following form or in any other form which complies with the requirements of the Act:

The undersigned shareholder of _________________ hereby appoints ______________ of _________________, whom failing, ________________ of ________________ as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the meeting of the shareholders of the said Corporation to be held on the ___ day of _______, 19___ and at any adjournment thereof in the same manner, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment thereof.

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

ENACTED the 16th day of August, 1996.


----------------------------            ---------------------------
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

ENACTED the 16th day of August, 1996.

Exhibit 2 - Registration Rights Agreement - September 9, 1997


This Registration Rights Agreement entered into as of September 9, 1997, between Peak Technologies Inc., an Alberta corporation ("Company"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate"), and The Liverpool Limited Partnership, a Bermuda limited partnership ("Liverpool" and together with Westgate, the "Purchasers").

W I T N E S S E T H:

Whereas, Purchasers have purchased 12% senior promissory notes of the Company, dated the date hereof, in the aggregate original principal amount of US$1,125,000 (the "First Notes"), pursuant to a Note Purchase Agreement, dated as of September 9, 1997 by and between the Company and Purchasers (the "Note Purchase Agreement");

Whereas, pursuant to the terms and conditions of the Note Purchase Agreement, Purchasers may purchase additional 12% senior promissory notes of the Company, in the aggregate original principal amount of US$875,000 (the "Second Notes" and together with the First Notes, the "Notes"); and

Whereas, pursuant to the terms of, and in partial consideration for, the Purchasers' agreement to enter into the Note Purchase Agreement, the Company has issued warrants to purchase 3,120,075 of its common shares ("Common Shares") to Purchasers (the "First Warrants") and, upon the purchase of the Second Notes, the Company will issue to Purchasers warrants to purchase an additional 1,879,925 Common Shares (the "Second Warrants" and together with the First Warrants, the "Warrants") and the Company has agreed to provide the Purchasers with certain registration rights with respect to the Common Shares issuable upon exercise of Warrants ("Warrant Shares") and certain other rights and remedies with respect to the Notes and Warrants as set forth in this Agreement;

Now, Therefore, in consideration of the mutual promises, representations, covenants and conditions set forth in the Note Purchase Agreement and this Agreement, the Company and Purchasers agree as follows:

Section 1. Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

"ASC" shall mean The Alberta Securities Commission.

"ASE" shall mean the Alberta Stock Exchange.

"Covered Shares" shall mean all of the Warrant Shares (including any additional shares issuable due to anti-dilution adjustments pursuant to the term of the Warrants) and any securities issued in substitution or exchange for either pursuant to a merger, reclassification, exchange or consolidation or as a distribution thereon.

"Exchange Act" shall mean the U.S. Securities Exchange Act of 1934, as amended.

"Purchased Securities" shall mean the Notes and the Warrants.

"SEC" shall mean the U.S. Securities and Exchange Commission.

"Securities Act" shall mean the U.S. Securities Act of 1933, as amended.

Section 2.  Resale of the Covered Shares in Alberta.

(a) The Company hereby represents and warrants to Purchasers that the Warrant Shares have been approved for listing on the ASE.

(b) Provided that Purchasers shall have complied with the provisions of Sections 4(b) and 4(c) of the Note Purchase Agreement, the Company hereby represents, warrants and covenants that, subject to the compliance by the Company with paragraph (c) below and the receipt of the approvals set forth therein, upon the termination of the applicable Restricted Period (as defined in the Note Purchase Agreement), (i) the Purchased Securities may freely be resold in Alberta, without legal restriction (in which event, es shall be deemed "Alberta Qualified"); (ii) the Covered Shares (A) may freely be resold in Alberta, without legal restriction and (B) shall be listed and posted for trading on the ASE (in the event that clauses (A) and (B) apply to any Covered Shares, such Covered Shares shall be deemed "Alberta Qualified.").

(c) The Company undertakes to make such filings, to pay such fees and other expenses and to use its best efforts to obtain such approvals as shall be necessary to cause the Purchased Securities and the Covered Shares to become, and to continue to be, Alberta Qualified, including, without limitation, obtaining any required approvals from the ASE and Canadian regulatory authorities, including, without limitation, the ASC.

(d) The Company undertakes to comply with all applicable laws, rules, and regulations of the ASE and of Canadian regulatory authorities, including, without limitation, the filing of any Disclosure Documents (as defined in the Note Purchase Agreement) with the ASC, ASE or other Canadian regulatory authority, as shall be required to maintain the Alberta Qualified status of the Purchased Securities and the Covered Shares in Alberta, as set forth in Subsection (b) above.

Section 3.  U.S. Registration.

(a) Not later than the date the Company shall have applied to have Common Shares approved for listing on the NASDAQ National Market, the NASDAQ Small Cap Market or on any exchange or automated quotation system in connection with which the Company would be required to be registered (or to register a class of it securities) pursuant to Section 12 of the Exchange Act (the "US Filing Date") and provided the Covered Shares cannot be resold pursuant to Rule 144(k) under the Securities Act, the Company shall (i) have filed with the SEC a registration statement under the Securities Act registering the Covered Shares for resale and shall use its best efforts to have the SEC declare such registration statement effective, not later than the date the Common Shares shall have been approved for listing on the NASDAQ National Market, NASDAQ Small Cap Market or other NASDAQ listing; (ii) have filed with the NASDAQ National Market, NASDAQ Small Cap Market or other NASDAQ listing, as the case may be, an application for the listing of the Covered Shares thereon and shall use its best efforts to cause such listing to be approved and effective concurrently with the effectiveness of the registration statement filed with the SEC and covering the Covered Shares; and (iii) use its best efforts to cause the resale of the Covered Shares by the holders thereof to be registered or exempted under the securities or "blue sky" laws of such states as shall have been specified by the Purchasers to the

Company. In the event that the Covered Shares shall be (x) registered for resale pursuant to a effective registration statement under the Securities Act; (y) listed for trading on the NASDAQ National Market, NASDAQ Small Cap or other NASDAQ listing; and (z) registered or exempted for resale in such states as shall have been specified by the Purchasers to, such Covered Shares shall be deemed "U.S. Registered."

(b) The Company shall maintain the effectiveness and the listings set forth in subsection (a) above (i) until all of the Covered Shares shall have been sold pursuant to such registrations or listings or (ii) until the Covered Shares may be sold pursuant to Rule 144(k) under the Securities Act.

Section 4.  Piggy-Back Registration.

(a) If the Company at any time (provided that the Covered Shares cannot be resold pursuant to Rule 144(k) under the Securities Act) proposes for any reason to register any of its securities under the Securities Act (other than registrations on Forms S-4 or S-8 or any similar or successor form), other than pursuant to Section 3 hereof, it shall each such time promptly give written notice to Purchasers and the then holders of Covered Shares (if different from Purchasers) of its intention so to do, and, upon the written request, given within 30 days after receipt of any such notice, of any holder or holders of the Covered Shares then outstanding, to register any Covered Shares (which request shall specify the Covered Shares intended to be sold or disposed of by such holders and shall state the intended method of disposition of such Covered Shares by the prospective seller), the Company shall use its best efforts to cause all such Covered Shares to be registered under the Securities Act promptly upon receipt of the written request of such holders for such registration, all to the extent requisite to permit the sale or other disposition (in accordance with the intended methods thereof, as aforesaid) by the prospective seller or sellers of the Covered Shares so registered. In the event that the proposed registration by the Company is, in whole or in part, an underwritten public offering of securities of the Company, any request pursuant to this Section 4(a) to register Covered Shares shall specify that such shares are to be included in the underwriting (a) on the same terms and conditions as the Common Shares, if any, otherwise being sold through underwriters under such registration or (b) on terms and conditions comparable to those normally applicable to offerings of Common Shares in reasonably similar circumstances in the event that no other Common Shares are being sold through underwriters under such registration; provided, however, that if the managing underwriter determines in good faith and advises in writing that the inclusion of all Covered Shares proposed to be included therein by the Company would interfere with the successful marketing (including pricing) of such securities, then the number of Covered Shares to be included in the underwritten public offering shall be reduced pro rata among the holders of Covered Shares (based upon the total number of Covered Shares then outstanding).

(b) If the Company, at any time proposes for any reason to distribute any of its securities by way of a prospectus filed in accordance with any provincial securities regulations (a "Canadian Prospectus"), the Company shall each such time promptly give written notice to Purchasers and the then holders of Covered Shares (if different from Purchasers) of its intention to do so, and, upon the written request, given within 30 days after receipt of any such notice, of any holder or holders of the Covered Shares then outstanding, to qualify the distribution of such Covered Shares by the Canadian Prospectus (which request shall specify the number of Covered Shares intended to be sold or disposed of by such holders and shall state the intended method of disposition of such Covered Shares by the prospective seller). The Company shall promptly use its best efforts to cause the proposed distribution of all such Covered Shares to be qualified by the Canadian Prospectus promptly upon receipt of the written request of such holders, all to the extent requisite to permit the sale or other disposition (in accordance with the intended methods thereof, as aforesaid) by the prospective seller or sellers of the Covered Shares so qualified. In the event that the proposed distribution by the Company is, in whole or in part, an underwritten public offering of securities of the Company, any request pursuant to this Section 4(b) to qualify the distribution of Covered Shares shall specify that such shares are to be included in the underwriting: (i) on the same terms and conditions as the Common Shares, if any, otherwise being sold through underwriters under such distribution; or (ii) on terms and conditions comparable to those normally applicable to offerings of common shares in reasonably similar circumstances in the event that no other Common Shares are being sold through underwriters under such distribution; provided however, that if the lead underwriter determines in good faith and advises in writing that the inclusion of all Covered Shares proposed to be included therein by the Company would interfere with the successful marketing (including pricing) of such securities, then the number of Covered Shares to be included in the underwritten public offering shall be reduced pro rata among the holders of the Covered Shares (based upon the total number of Covered Shares then outstanding).

Section 5. Preparation and Filing. If and whenever the Company is under an obligation pursuant to the provisions of this Agreement to use its best efforts to effect the registration of any Covered Shares, the Company shall, as expeditiously as practicable:

(a) prepare and file with the SEC, no later than 30 days after the obligation arises, a registration statement, under Rule 415 under the Securities Act, with respect to such Covered Shares and use its best efforts to cause such registration statement to become and remain effective;

(b) prepare and file with the SEC such amendments and supplements to such registration statements and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period set forth in Section 3(b);

(c) furnish to each selling holder of Covered Shares such number of copies of a summary prospectus or other prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as such seller may reasonably request in order to facilitate the public sale or other disposition of such Covered Shares;

(d) use its best efforts to register or qualify the Covered Shares covered by such registration statement under the securities or blue sky laws of such jurisdictions, as each such holder (or, in the case of an underwritten offering, the managing underwriter) shall reasonably request (provided, however, that the Company shall not be required to consent to general service of process for all purposes in any jurisdiction where it is not then qualified or to register or qualify the Covered Shares covered by such registration statments in any jurisdiction which would require the Company to ammend its certificate of incorporation or by-laws or covenant or undertake to do any other act or make any other change regarding its capitalization or share ownership prior to the effectiveness of such registration or qualification);

(e) prepare and file any required filings and do such other actions as may be required to qualify and list the Covered Shares for trading on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market or Small Cap Market and maintain such listings for the period set forth in Section 3(b);

(f) notify in a timely fashion each seller of Covered Shares covered by such registration statement, at any time when a prospectus relating to the Covered Shares covered by such registration statement is required to be delivered under the Securities Act within the appropriate period mentioned in clause (b) of this
Section 5, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and promptly prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; and

(g) at the request of any holder of Covered Shares, if such Covered Shares are being sold through underwriters, furnish to the underwriters on the date that such Covered Shares are delivered to the underwriters for sale in connection with a registration pursuant to this Agreement, or, if such Covered Shares are not being sold through underwriters, furnish to such holder or holders on the date that the registration statement with respect to such Covered Shares becomes effective, (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the holder or holders making such request; and (ii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in any underwritten public offering, addressed to the underwriters, if any, and to the holder or holders making such request.

Section 6.  Default Payments; Suspension of Effectiveness.

(a) In the event that after the expiration of any applicable Restricted Period (as defined in the Note Purchase Agreement), the Covered Shares or Purchased Securities to which such Restricted Period applies are not Alberta Qualified, or in the event that any Alberta Qualified Purchased Securities or Covered Shares cease to be so qualified, then the Company shall pay to the holders of the Notes an amount equal to 3% of the outstanding principal amount thereon (as defined in the Notes), in cash, for each 30 day period that at any Covered Shares or Purchased Securities are not Alberta Qualified (which payment shall be pro rata for any period less than 30 days). Notwithstanding the foregoing, this provision shall not apply to the extent that the holders of the Notes shall not have complied with Sections 4(b) and 4(c) of the Note Purchase Agreement.

(b) In the event that all Covered Shares shall not have been U.S. Registered concurrently with the listing of the Common Shares on the designated market referred to in Section 3(a) herein, then the Company shall pay to holders of the

Notes an amount equal to 2% of the outstanding principal amount thereon, in cash, for the first 45 day period, and 3% of the outstanding principal amount thereon, in cash, for each subsequent 45 day period that any Covered Shares are not U.S. Registered (in each case which payment shall be pro rata for any period less than 45 days).

(c) The Company may suspend dispositions under any registration statement filed under the Securities Act (a "Registration Statement") and notify the holders of any Covered Shares that it may not sell the Covered Shares pursuant to any Registration Statement or prospectus contained therein (a "Prospectus") (a "Blocking Notice") if the Companys management determines in its reasonable good faith judgment that the Companys obligation to ensure that such Registration Statement and Prospectus are current and complete would require the Company to take actions that might reasonably be expected to have a materially adverse (to the Company as a whole) detrimental effect on any proposal, negotiations or plan by the Company or any of its subsidiaries to engage in any material acquisition of assets (other than in the ordinary course of business) or any material merger, consolidation, tender offer, reorganization or similar transaction; provided that such suspension pursuant to a Blocking Notice or the Notice described below may not exceed twenty (20) consecutive days or an aggregate of thirty (30) days in any twelve (12) month period. Upon receipt of a Blocking Notice or "Notice" from the Company of the existence of any fact of the kind described in the following sentence, no holder of Covered Shares shall dispose of, sell or offer for sale the Covered Shares pursuant to the Registration Statement until such holder receives (i) copies of the supplemented or amended Prospectus, or until counsel for the Company shall have determined that such disclosure is not required due to subsequent events, (ii) notice in writing (the "Advice") from the Company that the use of the Prospectus may be resumed and
(iii) copies of any additional or supplemental filings that are incorporated by reference in the Prospectus. Pursuant to the immediately preceding sentence, the Company shall provide such Notice to the holder upon the determination by the Company of the existence of any fact or the happening or any event that makes any statement of a material fact made in the Registration Statement, the Prospectus, any amenedment or supplement thereto, or any document incorporated by reference therein untrue in any material respect, or that requires the making of any additions to or changes in the Registration Statement or the Prospectus, in order to make the statements therein not misleading in any material respect. If so directed by the Company in connection with any such notice, each holder of Covered Shares will deliver to the Company (at the Companys expense) all copies, other than permanent file copies then in such holders possession, of the Prospectus covering such Covered Shares that was current immediately prior to the time of receipt of such Notice. In the event the Company shall give any such Blocking Notice or Notice, the time regarding the effectiveness of such Registration Statement and the term of the Warrants shall be extended by one and one-half (1-1/2) times the number of days during the period from and including the date of the giving of such Blocking Notice or Notice to and including the date when the holder shall have received the copies of the supplemented or amended Prospectus, the Advice and any additional or supplemental filings that are incorporated by reference in the Prospectus. Delivery of a blocking Notice or Notice and the related suspension of any Registration Statement shall not constitute a default under this Agreement and shall not create any obligation to pay the default payments under this Section. However, if the holders ability to sell under the Registration Statement is suspended for more than the twenty or thirty day periods described above, then the default payment provisions of
Section 6(b) herein shall apply from the date that the Blocking Notice or Notice was received.

(d) The Company acknowledges that any failure, refusal or inability by the Company described in the foregoing paragraphs (a) through (c) above will cause the holders of Covered Shares to suffer damages in an amount that will be difficult to ascertain, including without limitation damages resulting from the loss of liquidity in the Covered Shares and the additional investment risk in holding the Covered Shares. Accordingly, the parties agree that it is appropriate to include in this Agreement the foregoing provisions for default payments in order to compensate the holders of Covered Shares for such damages. The parties acknowledge and agree that the default payments set forth above represent the parties' good faith effort to quantify such damages and, as such, agree that the form and amount of such default payments are reasonable and will not constitute a penalty. In the event that any default payments hereunder are not paid when due, the holders of the Notes may accelerate the Notes. The default payments provided for above are in addition to and not in lieu or limitation of any other rights the holders of Covered Shares may have at law, in equity or under the terms of the Notes, the Note Purchase Agreement, the Warrants or this Agreement, including without limitation, the right to specific performance.

Section 7. Expenses. All expenses incurred by the Company in complying with Sections 2, 3, 4 and 5, including, without limitation, all registration and filing fees (including all expenses incident to filing with the National Association of Securities Dealers, Inc.), fees and expenses of complying with securities and blue sky laws, Canadian provincial laws, listing fees for exchanges or other markets (including without limitation the ASE, NASDAQ National Market and NASDAQ Small Cap), printing expenses and of counsel including with respect to each registration or filing effected pursuant to such sections, reasonable fees and disbursements of not more than one counsel for the sellers requesting registration hereunder to the Company, and of the independent certified public accountants for the Company (including the expense of any special audits in connection with any such registration) shall be paid by the Company; provided, however, that all underwriting discounts and selling commissions applicable to the Covered Shares covered by such registration shall be borne by the seller or sellers, in proportion to the number of Covered Shares sold by such seller or sellers.

Section 8.  Indemnification.

(a) In connection with any registration of any Covered Shares under the Securities Act or the Alberta qualification or registration under Canadian provincial law of any Purchased Securities or Covered Shares pursuant to this Agreement, the Company shall indemnify and hold harmless the seller of such securities, any employees, officers, directors, members, partners or agents of such seller ("Seller Indemnitees"), each underwriter, broker or any other person acting on behalf of such seller and each other person, if any, who controls any of the foregoing persons within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several (or actions in respect thereof), to which any of the foregoing persons may become subject under the Securities Act, applicable Canadian provincial law, or otherwise insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement under which such Covered Shares were registered under the Securities Act, any preliminary Prospectus or final Prospectus contained therein or otherwise filed with the SEC, or any Canadian Prospectus or disclosure document filed with Canadian regulatory authorities, any amendment or supplement thereto or any document incident to registration or qualification of any Covered Shares or Purchased Securities, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or, with respect to any Prospectus, necessary to make the statements therein in light of the circumstances under which they were made not misleading, or any violation by the Company of the Securities Act, the Exchange Act or state securities, blue sky laws or Canadian provincial laws applicable to the Company and relating to action or inaction required of the Company in connection with such registration or qualification under such state securities, blue sky laws or Canadian provincial laws; and, subject to the provisions of Section 8(c), the Company shall reimburse such seller, Seller Indemnitee, such underwriter, such broker or such other person acting on behalf of such seller and each such controlling person for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in said Registration Statement, preliminary Prospectus, final Prospectus, Canadian Prospectus or Canadian disclosure document, amendment, supplement or document incident to registration or qualification of any Covered Shares or Purchased Securities in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by such seller or underwriter specifically for use in the preparation thereof.

(b) In connection with any registration of Covered Shares under the Securities Act or the Alberta qualification or registration under Canadian provincial law of any Purchased Securities or Covered Shares pursuant to this Agreement, each seller of Purchased Securities or Covered Shares shall indemnify and hold harmless (in the same manner as set forth in paragraph (a) of this Section 7) the Company and each officer and director of the Company who shall sign such Registration Statement, each underwriter, broker or other person acting on behalf of such seller, each person who controls any of the foregoing within the meaning of the Securities Act and each other seller of Covered Shares or Purchased Securities under such Registration Statement, Canadian Prospectus or Canadian disclosure document with respect to any statement or omission from such Registration Statement, any preliminary Prospectus or final Prospectus contained therein or otherwise filed with the SEC, Canadian Prospectus or Canadian disclosure document, any amendment or supplement thereto or any document incident to registration or qualification of any Covered Shares or Purchased Securities, if such statement or omission was made in reliance upon and in conformity with written information furnished to the Company or such underwriter through an instrument duly executed by such seller specifically for use in connection with the preparation of such Registration Statement, preliminary Prospectus, final Prospectus, Canadian Prospectus or Canadian disclosure document, amendment, supplement or document or any failure to deliver any Registration Statement, preliminary Prospectus, final Prospectus, Canadian Prospectus or Canadian disclosure document, amendment, supplement or document; provided, however, that the maximum amount of liability in respect of such indemnification (including, but not limited to, attorneys' fees and expenses) shall be limited, in the case of each seller of Covered Shares or Purchased Securities, to an amount equal to the proceeds actually received by such seller from the sale of such securities effected pursuant to such registration, less underwriter or broker commissions or expenses ("Net Proceeds").

(c) Promptly after receipt by an indemnified party of notice of any claim referred to in paragraphs (a) or (b) of this Section 8, such indemnified party will, if a claim in respect thereof is made against an indemnifying party, give written notice to the latter of the commencement of such action. In case any such action is brought against an indemnified party, the indemnifying party will be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnified party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be responsible for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof; provided, however, that if any indemnified party shall have reasonably concluded that there may be one or more legal or equitable defenses available to such indemnified party which are additional to or conflict with those available to the indemnifying party, or the idemnifying party shall have failed to assume, within seven (7) business days of receipt of notice from the indemnified party, the defense of the indemnified party, the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party and such indemnifying party shall reimburse such indemnified party and any person controlling such indemnified party for that portion of the reasonable fees and expenses of any one counsel retained by all the indemnified parties which is reasonably related to the matters covered by the indemnity agreement provided in this Section 8.

(d) If the indemnification provided for in this Section 8 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, claim, damage, liability or action referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amounts paid or payable by such indemnified party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and for the indemnified party on the other in connection with the statements or omissions which resulted in such loss, claim, damage, liability or action as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e) In no event shall the obligation of any indemnifying party to contribute under this Section 8 exceed the amount that such indemnifying party would have been obligated to pay by way of indemnification if the indemnification provided for under hereof had been available under the circumstances.

(f) Company and the Purchaser agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the holders or the underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraphs. The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraphs shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this section, no holder or underwriter shall be required to contribute any amount in excess of the amount by which (i) in the case of any holder, the Net Proceeds or (ii) in the case of an underwriter, the total price at which the Covered Shares or Purchased Securities purchased by it and distributed to the public were offered to the public exceeds, in any such case, the amount of any damages that such holder or underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(g) The indemnity and contribution agreements contained in this Section 8 shall remain operative and in full force and effect regardless of (i) any termination of this Agreement or the Note Purchase Agreement or any underwriting agreement,
(ii) any investigation made by or on behalf of any indemnified party or by or on behalf of Company, and (iii) the consummation of the sale or successive resales of the Covered Shares.

Section 9. Information by Holder. Each holder of Covered Shares included in any registration effected pursuant to this Agreement shall furnish to the Company such information with respect to such holder and the proposed distribution by such holder as the Company shall request in writing on a timely basis and as shall, in the reasonable opinion of Counsel for the Company be required by Canadian Provincial, U.S. Federal or applicable state securities laws in connection with such registration effected pursuant to this Agreement.

Section 10. Publicity. The Company agrees that it will not disclose, and will not include in any public announcement, the name of any holder of the Purchased Securities or Covered Shares without its consent, unless and until such disclosure is required by law or applicable regulation, and then only to the extent of such requirement. The Company agrees that it will deliver a copy of any public announcement regarding the matters covered by this Agreement or any agreement and document executed in connection herewith to each holder and any public announcement including the name of a holder to such holder, prior to publication of such announcements.

Section 11.  Covenants of Company.

(a) Company shall at all times reserve and keep available out of its authorized but unissued Common Shares, such number of Underlying Shares as shall from time to time be sufficient to effect the exchange of the outstanding amount of the Note, and to effect the exercise of the outstanding Warrants, respectively.

(b) Once the Covered Shares are registered pursuant to Sections 3 or 4 herein, Company will cause the Common Shares to continue to be registered under Sections 12(b) or 12(g) of the Exchange Act, and will not take any action or file any document (whether or not permitted by the Exchange Act or the rules thereunder) to terminate or suspend such registration or to terminate or suspend its reporting and filing obligations under the Exchange Act.

(c) Without limiting the generality of Section 2(c), the Company shall make such filings and take such actions: (i) as shall be necessary to maintain its status as a "reporting issuer" not in default, under the laws of the Province of

Alberta; and (ii) as shall be necessary to maintain the listing and posting of the Common Shares on the ASE until the Covered Shares shall have been U.S. Registered for a period of six months.

Section 12. Successors and Assigns. All covenants and agreements in this Agreement or on behalf of the parties hereto will bind and inure to the benefit of the respective successors and permitted assigns of the parties hereto.

Section 13.  Miscellaneous.

(a) Amendment or Waiver; Assignment. This Agreement may not be modified or amended without the prior consent of the parties hereto. No failure or delay on the part of either party in exercising any right hereunder shall operate as a waiver; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other rights. No waiver of any such right or amendment hereof shall be effective unless given in writing. No waiver of any such right shall be deemed a waiver of any other right hereunder. Neither this Agreement nor any right or benefits hereunder may be assigned by the Company, but a Purchaser may assign this Agreement and the rights hereunder, in whole or in part, without the consent of the Company, to any transferee of any Purchased Securities or any Covered Shares; provided, however, that such assignment shall not be effected in connection with the assignment of any Note, unless the requirements for assignment set forth in
Section 15 of the Notes shall have been complied with.

(b) Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

(c) Severability. If any provision hereof shall be held to be void, illegal or unenforceable it shall be deemed severable from the remaining provisions hereof which shall remain in full force and effect.

(d) Notices. Any notice to be given hereunder shall be given (except as otherwise expressly set forth herein) by registered prepaid airmail, air courier service or by fax or may be delivered by hand and shall be deemed to have been received, if given by registered prepaid airmail, seven days after posting; if given by fax, on receipt of the fax confirmation; and if delivered by hand or by air courier, at the time of such delivery if to Liverpool:

The Liverpool Limited Partnership
c/o A.S. & K Services Ltd.
P.O. Box HM 1179
Hamilton HM EX
Bermuda
Attention: Yvonne Powell
Telephone: 011-441-295-2244
Telecopier:011-441-295-5328
if to Westgate:

Westgate International, L.P.
c/o Midland Bank Trust Corporation (Cayman) Limited
P.O. Box 1109
Mary Street
Grand Cayman
Cayman Islands
British West Indies
Attention: Greg Taylor
Telephone: (809) 949-7755
Telecopier:(809) 949-7634

if to the Company

Peak Technologies Inc.
1211 Cornwall Avenue
Bellingham, Washington 98226
Attention: Doug Foster
Telephone: (800) 453-5322
Telecopier:(360) 733-7818

with a copy to:

Bennett Jones Verchere
4500 Bankers Hall East
855 2nd Street S.W.
Calgary, Alberta T2P 4K7
Attention: Chris Brown
Telephone: (403) 298-3651
Telecopier:(403) 265-7219

(e) Governing Law; Jurisdiction.

(i) This agreement and the obligations of the parties hereunder, will be governed by and construed in accordance with the laws of the State of New York without regard to any conflicts of laws provisions thereof that would otherwise require the application of the law of any other jurisdiction.

(ii) Each of the parties irrevocably submits to the exclusive jurisdiction of any State or Federal Court sitting in the State of New York over any suit, action, or proceeding arising out of or relating to this Agreement. Each of the Parties irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that suit, action, or proceeding has been brought in an inconvenient forum.

Each party agrees that the service of process upon it mailed by certified or registered mail (and service so made shall be deemed complete five days after the same has been posted as aforesaid) or by personal service shall be deemed in every respect effective service of process upon such party in any such suit or proceeding. Nothing herein shall affect Purchasers' right to serve process in any other manner permitted by law. The Company agrees that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

(iii) Each party hereto knowingly and voluntarily waives any and all rights it may have to a trial by jury with respect to any litigation based on, or arising out of, under, or in connection with, this Agreement. Each party is hereby authorized to submit, as conclusive evidence of such waiver of jury trial, this Agreement to a court that has jurisdiction over the subject matter of such litigation and the parties to this Agreement.

(f) Entire Agreement. This Agreement contains the entire agreement between the parties relating to the subject matter herein and supersedes all previous oral statements and other writings with respect thereto.

(g) Headings. The headings of the sections and subsections of this Agreement are asserted for convenience only and shall not be deemed to constitute a part hereof.

(h) Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

In Witness Whereof, the parties have caused this Agreement to be duly executed and delivered as of the date first above written.


PEAK TECHNOLOGIES INC.


By:
Name:
Title:


THE LIVERPOOL LIMITED PARTNERSHIP

By:  Liverpool Associates, Ltd.
General Partner


By:


WESTGATE INTERNATIONAL, L.P.

By:  Martley International, Inc.
Attorney-in-Fact


By:

Exhibit 3 - PeakSoft Corporation Register of Options - June 8, 1998

Agmt Name of     # of    Xfrd Xfrd   Issue    Expiry   Excse Date         Number
No.  Optionee    Options From To     Date     Date     Price Cncld/Excsd/ Excsd
                                                             Xfrd
--------------------------------------------------------------------------------
0   J. Storey     12,000 grtd        8/30/96  8/30/98  0.60
0   A. Wong       12,000 grtd        8/30/96  8/30/98  0.60
0   L. Taylor     20,000 grtd        8/30/96  8/30/98  0.60
0   C. Russell    22,000 grtd        8/30/96  8/30/98  0.60
0   D. Foster    130,625 grtd excsd   5/1/97   5/1/99  0.64 6/17/97      130,625
A01 P. Janssen    75,000 grtd       12/18/97 12/18/99  0.40
A02 D. McInnes    75,000 grtd       12/18/97 12/18/99  0.40
A03 C. Patterson 320,000 grtd  A13  12/18/97 12/18/99  0.40 3/27/98       50,000
A04 R. Miles      40,000 grtd cncld 12/18/97 12/18/99  0.40 5/11/98
A05 C. Russell    25,000 grtd       12/18/97 12/18/99  0.40
A06 D. Villareal  20,000 grtd cncld 12/18/97 12/18/99  0.40 5/11/98
A07 J. Storey     18,000 grtd       12/18/97 12/18/99  0.40
A08 A. Wong       18,000 grtd       12/18/97 12/18/99  0.40
A09 M. Ashworth   13,000 grtd cncld 12/18/97 12/18/99  0.40 5/11/98
A10 A. Williams    5,000 grtd       12/18/97 12/18/99  0.40
A11 D. Harvey      5,000 grtd       12/18/97 12/18/99  0.40
A12 C. Woods       5,000 grtd       12/18/97 12/18/99  0.40
A13 C. Patterson 270,000 grtd        3/27/98 12/18/99  0.40
A14 L. Taylor     25,000 grtd        5/26/98  5/26/00  0.30
A15 C. Conti      75,000 grtd        5/26/98  5/26/00  0.30
A16 T. Metz       75,000 grtd        5/26/98  5/26/00  0.30
A17 C. Temple     10,000 grtd        5/26/98  5/26/00  0.30
A18 K. Nelson      2,500 grtd        5/26/98  5/26/00  0.30
A19 D. Harvey      5,000 grtd        5/26/98  5/26/00  0.30
A20 M. Stewart    10,000 grtd        5/26/98  5/26/00  0.30
A21 C. Woods       5,000 grtd        5/26/98  5/26/00  0.30
A22 K. Weick       5,000 grtd        5/26/98  5/26/00  0.30
A23 L. Foster      5,000 grtd        5/26/98  5/26/00  0.30
A24 S. Fu          7,500 grtd        5/26/98  5/26/00  0.30
A25 S. Fowler     50,000 grtd        5/26/98  5/26/00  0.30
A26 W. Baker      25,000 grtd        5/27/98  5/27/00  0.30
A27 F. Burn        5,000 grtd         7/9/98   7/9/00  0.22
A28 J. Boehland    5,000 grtd         7/9/98   7/9/00  0.22
A29 J. Garcia      5,000 grtd         7/9/98   7/9/00  0.22
A30 M. Mandel &   40,000 grtd         7/9/98   7/9/00  0.22
    J. Codespoti
    (Joint
     Tenants)
A31 D. Foster    320,000 grtd         7/9/98   7/9/00  0.22



grtd=Granted
cncld=Cancelled
excsd=Exercised
xfrd=Transferred

Exhibit 4 - Opinion of Legal Counsel Regarding Shares of Registrant - July 23, 1998


July 23, 1998

United States Securities
and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C.
USA   20549

Dear Sirs:

Re:     Peaksoft Corporation

We are counsel to Peaksoft Corporation (the "Corporation") and provide this letter as an exhibit to the Corporation's Form 20 F.

Subject to the assumptions and limitations described below, we are of the opinion that when the Corporation issues common shares, such common shares when issued will be validly issued as fully paid and non-assessable shares in the capital of the Corporation.

For the purposes of this opinion we assume that at the time of issue of such common shares:

(a) the directors of the Corporation have duly authorized the issue of such common shares and have expressed in such authorization the consideration payable for each common share; and

(b) the Corporation has received the full consideration for such common shares.


We are qualified to practice law in the Province of British Columbia and express no opinion as to the laws of any other jurisdiction. Our opinion is based upon our review of such books and records of the Corporation and certificates as have been available on the date hereof.


Yours truly,



CGB/sle







                                      - 1 -

Exhibit 5 - Valuation of Chameleon Bridge Technologies Corp. - April 26, 1996

Ralph F. Proceviat, Chartered Accountant

4817 Oaktree Court
Burnaby, B.C. V5G 4K9
(604) 439-7477
Fax (604) 439-0217

April 26, 1996

Mr. Doug Foster
President and CEO
Peak Technologies Inc.
Suite 140, 265 25th Street
West Vancouver, B.C. V7H 4H9

Re:  Support for the value of shares of Chameleon Bridge Technologies Corp.

Dear Mr. Foster,

I have been engaged by the management of Peak Technologies Inc. to assist them in supporting a value of $1,665,000 ($1.11 X 1,500,000 shares) Chameleon Bridge Technologies Corp. (CBT) as at April 26, 1996, in accordance with the terms of the engagement letter dated April 22, 1996.

This report is intended to be used solely for the purpose of providing management with a reasonable assessment, rather than a justification, of the value placed on CBT's proprietary technology, known as Javalin. Using information provided by management, a range of estimated values has been generated to assist management. I have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of the information provided by management, therefore readers are cautioned that the range of val te for their purposes.

My report does not include evaluating the support for the assumptions or other information underlying the revenue forecasts associated with CBTs proprietary Javalin technology and products. Accordingly, I do not express an opinion, or any other form of assurance, on the revenue projections, assumptions and resulting valuation estimates. Further, since the revenue projections for the Javalin technology and products are based on assumptions regarding future events, actual results will vary from the information presented by management. Furthermore, I have no responsibility to update this report for events and circumstances occurring after the date of this report.

BACKGROUND

The value attributed by Peak Technologies Inc. to the proprietary technology developed by CBT is based in part, upon the following factors:

- An awareness that INTERNET is fast becoming the next potential platform for the distribution of multimedia content;

- That Peak is looking to add value to its existing multimedia products, particularly with products and services associated with the INTERNET.

- For Peak, the time to market is of the essence. Peak is looking to leapfrog its competition, (relative to the market) by getting early access to proprietary technology. Peaks objective is to become the market leader in this relatively small but growing and evolving market. Establishing itself ahead of the market and maintaining an established lead over its competition positions Peak to set and become the de-facto standard for its respective industry.

  Examples of this strategy include Microsofts introduction of MS DOS, word Processing and spreadsheet products from Word Perfect and Lotus, a personal Finance package aimed at home use developed by Quicken and Corel's graphics Package aimed at PC users as opposed to Mac users.

- Peak had content but did not have a proprietary technology to leverage its content and market driven vision. CBT had proprietary technology, product development and delivery capability, but did not necessarily possess a strong marketing capability. The synergy arising between the two organizations results in a competitive advantage for Peak.

- Peaks vision is to provide real time multimedia over the INTERNET. The ability to deliver interactive but high volume information via CD-ROM using traditional distribution channels, can now be combined with the simultaneous ability to deliver lower volume (due to existing bandwidth limitations with current INTERNET use) but totally up to date, current information to customers, in real time. This capability will differentiate Peak from its competition via the use of enabling technology and the fact that it will extend the product life cycle of content CD-ROMS (Web Enabled Multimedia).

- CBT technology will also be packaged in a unique suite of INTERNET performance improvement software products. These products will generate a new revenue stream independent of Peaks content.

VALUATION METHODOLOGIES

The following three valuation methodologies were used to estimate the current value of CBT:

     1.0 Best estimates of the net present value of the future cash flows (net revenues) associated with the Javalin technology and related products, discounted back to the present at a discount rate that reflects the risk associated with the company and the rate of return that investors would expect to generate is view of that risk.

     2.0 Best estimate of the replacement value to develop the Javalin technology and products from "scratch" using a third party software developer.

     3.0 Using comparative market valuations based upon a Price-to-Revenue multiple for similar companies associated with the INTERNET.

In each of the above methodologies, the Javalin product line revenue projections were provided by management and are contained in the April 1996 Strategic Operations Plan. As such, the valuations are contingent upon the company performing to Plan.

1.0 Net Present Value Method

        Two scenarios were examined using the Net Present Value Method:

     - Using cash flows from revenues generated by the sale of Javalin products for the 24 month period, April 1996-March 1998.

     - Using cash flows from revenues generated by the sale of Javalin products for the 36 month period, April 1996-March 1999.

        The following assumptions were used in both cases:

     - That revenues in the first 12 months reflect a conservative approach to to the sale of the Javalin Product

     - That unit volumes and selling prices for OEM. Upgrades and Internet sales are acceptable to the marketplace vis-...-vis the competition

     -      Javalin revenues are stated net of cost of sales

     - A discount factor of 25% was used to reflect the high risk nature of the investment

RESULTS:

The net present value analysis indicates an estimated valuation of $4,609,978 for the 24 month period and $10,960,265 for the 36 month period.
(See Appendices 1 and 2 for details.)

2.0 Replacement Value Method

     This method reflects the estimated costs for Peak to develop the Javalin Technology from scratch using a team of external consultants. The following factors have been considered in establishing the costs to duplicate the proprietary core technology developed by CBT:

     - Java language skills may not be easily available on a contract basis.

     - The core development team of CBT, with a combined 25 man years of experience, has established a proven track record for delivering marketable products. - CBT was able to benefit from a lower salary component as a result of pay cuts taken by members of the development team and staff. - Using outside consultants will necessitate the need for more man days because of the steep learning curve associated with this type of development and the requirement to provide corporate resources to manage third party consultants. - There is no guarantee that the products will be delivered on time, on budget and according to specifications. - Time to market is critical-the CBT technology provides a 6-12 month head start.

     The following assumptions were used in the analysis of replacement cost:

     - The rate for outside consultants is estimated at $1,200 per day (the daily rate as published by Andersen Consulting ranges from $800-$1500).

     - Man days to develop the proprietary Javalin technology is estimated at 1,560 (6 engineers working 260 days per year).

     - A 10-15% overhead factor was applied to total people costs to cover G&A, hardware, premises, telephone, travel, management overhead, etc.

RESULT:

An estimated replacement value in the range of $2.1-2.2 million would be realistic if the development of the Javalin technology was contracted out to third party development shop. (See Appendix 3 for details).

3.0 Price-to-Revenue Multiple

     This valuation methodology is similar to the Price/Earnings methodology. However, as with many high technology companies involved on the INTERNET, earnings and earnings history is lacking. As a result, any near-term earnings based valuation methodology is essentially meaningless. INTERNET based companies are focused on securing proprietary content and market share thus a valuation based upon revenues better captures the value of what the company has created.

     This valuation methodology is used more for comparative purposes and Produces the most extreme value for CBTs proprietary technology. Examples Of recent valuations of U.S. INTERNET based companies using this method
     Include:

     - Netscape Communications Corporation-range between 75x and 12.5 calendar 1997 revenues (1)

     - Spyglass Inc.-currently trading at 10.0x estimated calendar 1996 revenues and at approximately 8.0x estimated calendar 1997 revenues
            (1)

(1)Source: Smith Barney - Special Situation Research - The Internet and the
           Online Services Segment: Content, Access and Equity Valuations - Jonathan H. Cohen - Dec. 11, 1995.

     Comparable Canadian companies:

     - SoftQuad International Inc.-(SKI)-Toronto A leading vendor of electronic publishing for use on the INTERNET Market Cap at end of March 1996-$61,816,352 (7.8x1995 Revenue)

     - Totally Hip-THW (ASE) Provides technology to the authoring tools market for multimedia on Bandwidth-constrained networks on the INTERNET Market Cap at April 25, 1996-$21,600,000-$1.80 per share

RESULT:

Based upon the estimated 1997 fiscal year Javalin product revenues of $6,304,000 and using a Price-to-Revenue multiple ranging between 2x and 5x, the estimated value for CBT would lie between $12-32 million.

CONCLUSION

Based upon the information supplied by management and its ability to meet its revenue targets as outlined in the April 1996 Strategic Operations Plan, my analyses using three valuation methods, suggests that a value of $1,665,000 for the shares of Chameleon Bridge Technologies Corp. is supportable.

If you have any questions, please do not hesitate to contact me.

Yours sincerely,



Ralph Proceviat, CA

Appendix 1

Peak Technologies Inc.
Support for Valuation of Chameleon Bridge Technologies Corp. (CBT)
Prepared:  April 25, 1996

Source:  Peak Technologies Inc.-Strategic Operations Plan (April 1996)

Net incremental proforma revenues associated with JAVALIN Technology and
Products:

             UNITS              SELLING PRICE               REVENUE

Month    OEM  Upgrade Internet OEM  Upgrade Internet OEM Upgrade Internet Total
                      Sales                 Sales                Sales   Net Mo.
                                                                         Revenue
--------------------------------------------------------------------------------
Apr96                          $3.00 $0.00  0.00      0       0       0        0
May96                           3.00  0.00  0.00      0       0       0        0
Jun96                           3.00  0.00  0.00      0       0       0        0
Jul96                  1,500    3.00  0.00  0.00      0       0       0        0
Aug96                  1,500    3.00  0.00  0.00      0       0       0        0
Sep96                  2,000    3.00  0.00  0.00      0       0       0        0
Oct96                  2,200    3.00  0.00  0.00      0       0       0        0
Nov96                  2,500    3.00  0.00  0.00      0       0       0        0
Dec96                  2,500    3.00  0.00  0.00      0       0       0        0
Jan97                  2,500    3.00 25.00 50.00      0       0 125,000  125,000
Feb97   3,500          3,000    3.00 25.00 50.00 10,500       0 150,000  160,500
Mar97   4,000    525   3,000    3.00 25.00 50.00 12,000  13,125 150,000  175,125
Apr97  25,000    600   3,000    3.00 40.00 50.00 75,000  24,000 150,000  249,000
May97  25,000  3,750   3,500    3.00 40.00 50.00 75,000 150,000 175,000  400,000
Jun97  25,000  3,750   4,000    3.00 40.00 50.00 75,000 150,000 200,000  425,000
Jul97  25,000  3,750   4,000    3.00 40.00 50.00 75,000 150,000 200,000  425,000
Aug97  30,000  3,750   5,000    3.00 40.00 50.00 90,000 150,000 250,000  490,000
Sep97  30,000  4,500   5,000    3.00 40.00 50.00 90,000 180,000 250,000  520,000
Oct97  30,000  4,500   6,000    3.00 40.00 50.00 90,000 180,000 300,000  570,000
Nov97  30,000  4,500   6,000    3.00 40.00 50.00 90,000 180,000 300,000  570,000
Dec97  30,000  4,500   7,500    3.00 40.00 50.00 90,000 180,000 375,000  645,000
Jan98  30,000  4,500   8,000    3.00 40.00 50.00 90,000 180,000 400,000  670,000
Feb98  30,000  4,500   8,000    3.00 40.00 50.00 90,000 180,000 400,000  670,000
Mar98  30,000  4,500   8,000    3.00 40.00 50.00 90,000 180,000 400,000  670,000
Apr98  30,000 10,000  10,000    3.00 40.00 50.00 90,000 400,000 500,000  990,000
May98  30,000 10,000  10,000    3.00 40.00 50.00 90,000 400,000 500,000  990,000
Jun98  30,000 10,000  10,000    3.00 40.00 50.00 90,000 400,000 500,000  990,000
Jul98  30,000 10,000  10,000    3.00 40.00 50.00 90,000 400,000 500,000  990,000
Aug98  30,000 10,000  10,000    3.00 40.00 50.00 90,000 400,000 500,000  990,000
Sep98  30,000 10,000  10,000    3.00 40.00 50.00 90,000 400,000 500,000  990,000
Oct98  30,000 10,000  10,000    3.00 40.00 50.00 90,000 400,000 500,000  990,000
Nov98  30,000 10,000  10,000    3.00 40.00 50.00 90,000 400,000 500,000  990,000
Dec98  30,000 10,000  10,000    3.00 40.00 50.00 90,000 400,000 500,000  990,000
Jan99  30,000 10,000  10,000    3.00 40.00 50.00 90,000 400,000 500,000  990,000
Feb99  30,000 10,000  10,000    3.00 40.00 50.00 90,000 400,000 500,000  990,000
Mar99  30,000 10,000  10,000    3.00 40.00 50.00 90,000 400,000 500,000  990,000

Totals

                UNITS                     REVENUE
       OEM     Upgrade  Internet  OEM       Upgrade   Internet    Total Net
                        Sales                         Sales       Mo. Revenue
--------------------------------------------------------------------------------
36 Mo.
Total  707,500 167,625  208,700  2,122,500 6,697,125  9,825,000   18,644,625

Net Present Value of Discounted Net Revenue from the Javalin Product Line (24 months-April 1996-March 1998):

                             NPV

Discount Rate     25.00%     4,609,978
Discount Rate     20.00%     4,971,863
Discount Rate     15.00%     5,365,152
Discount Rate     10.00%     5,792,808

Annual Revenue

Year 1              460,625
Year 2            6,304,000
Year 3           11,880,000

Total            18,644,625

          UNITS                SELLING PRICE           REVENUE

Appendix 2

Peak Technologies Inc.
Support for Valuation of Chameleon Bridge Technologies Corp. (CBT)
Prepared:  April 26, 1996

Source:  Peak Technologies Inc.-Strategic Operations Plan (April 1996)

Net incremental proforma revenues associated with JAVALIN Technology and
Products:

Month OEM Upgrade Internet OEM Upgrade Internet OEM   Upgrade Internet Total
                    Sales               Sales                  Sales    Net Mo.
                                                                        Revenue
--------------------------------------------------------------------------------
Apr96                      3.00  0.00  0.00       0       0       0        0
May96                      3.00  0.00  0.00       0       0       0        0
Jun96                      3.00  0.00  0.00       0       0       0        0
Jul96                1,500 3.00  0.00  0.00       0       0       0        0
Aug96                1,500 3.00  0.00  0.00       0       0       0        0
Sep96                2,000 3.00  0.00  0.00       0       0       0        0
Oct96                2,200 3.00  0.00  0.00       0       0       0        0
Nov96                2,500 3.00  0.00  0.00       0       0       0        0
Dec96                2,500 3.00  0.00  0.00       0       0       0        0
Jan97                2,500 3.00 25.00 50.00       0       0 125,000  125,000
Feb97  3,500         3,000 3.00 25.00 50.00  10,500       0 150,000  160,500
Mar97  4,000    525  3,000 3.00 25.00 50.00  12,000  13,125 150,000  175,125
Apr97 25,000    600  3,000 3.00 40.00 50.00  75,000  24,000 150,000  249,000
May97 25,000  3,750  3,500 3.00 40.00 50.00  75,000 150,000 175,000  400,000
Jun97 25,000  3,750  4,000 3.00 40.00 50.00  75,000 150,000 200,000  425,000
Jul97 25,000  3,750  4,000 3.00 40.00 50.00  75,000 150,000 200,000  425,000
Aug97 30,000  3,750  5,000 3.00 40.00 50.00  90,000 150,000 250,000  490,000
Sep97 30,000  4,500  5,000 3.00 40.00 50.00  90,000 180,000 250,000  520,000
Oct97 30,000  4,500  6,000 3.00 40.00 50.00  90,000 180,000 300,000  570,000
Nov97 30,000  4,500  6,000 3.00 40.00 50.00  90,000 180,000 300,000  570,000
Dec97 30,000  4,500  7,500 3.00 40.00 50.00  90,000 180,000 375,000  645,000
Jan98 30,000  4,500  8,000 3.00 40.00 50.00  90,000 180,000 400,000  670,000
Feb98 30,000  4,500  8,000 3.00 40.00 50.00  90,000 180,000 400,000  670,000
Mar98 30,000  4,500  8,000 3.00 40.00 50.00  90,000 180,000 400,000  670,000
Apr98 30,000 10,000 10,000 3.00 40.00 50.00  90,000 400,000 500,000  990,000
May98 30,000 10,000 10,000 3.00 40.00 50.00  90,000 400,000 500,000  990,000
Jun98 30,000 10,000 10,000 3.00 40.00 50.00  90,000 400,000 500,000  990,000
Jul98 30,000 10,000 10,000 3.00 40.00 50.00  90,000 400,000 500,000  990,000
Aug98 30,000 10,000 10,000 3.00 40.00 50.00  90,000 400,000 500,000  990,000
Sep98 30,000 10,000 10,000 3.00 40.00 50.00  90,000 400,000 500,000  990,000
Oct98 30,000 10,000 10,000 3.00 40.00 50.00  90,000 400,000 500,000  990,000
Nov98 30,000 10,000 10,000 3.00 40.00 50.00  90,000 400,000 500,000  990,000
Dec98 30,000 10,000 10,000 3.00 40.00 50.00  90,000 400,000 500,000  990,000
Jan99 30,000 10,000 10,000 3.00 40.00 50.00  90,000 400,000 500,000  990,000
Feb99 30,000 10,000 10,000 3.00 40.00 50.00  90,000 400,000 500,000  990,000
Mar99 30,000 10,000 10,000 3.00 40.00 50.00  90,000 400,000 500,000  990,000


Totals

                    UNITS                REVENUE

       OEM     Upgrade  Internet  OEM       Upgrade   Internet     Total Net
                        Sales                         Sales        Mo. Revenue
--------------------------------------------------------------------------------
36 Mo.
Total  707,500 167,625  208,700  2,122,500  6,697,125  9,825,000   18,644,625


Net Present Value of Discounted Net Revenue from the Javalin Product Line (36 months-April 1996-March 1999):

                             NPV

Discount Rate   25.00%       10,960,265
Discount Rate   20.00%       12,159,339
Discount Rate   15.00%       13,505,954
Discount Rate   10.00%       15,019,985


Annual Revenue

Year 1           460,625
Year 2         6,304,000
Year 3        11,880,000

Total         18,644,625

Appendix 3

Peak Technologies Inc.
Support for Valuation of Chameleon Bridge Technologies Corp. (CBT)
Prepared:  April 25, 1996

INTERNAL COSTS TO DEVELOP JAVALIN

Third Party Costs:

Hardware
Hardware Maintenance
Software Licences
Software Maintenance
Third Party Tools

Total Third Party Costs           65,933

Internal Costs:

Human Resources(1)

Capitalized wages and benefits

Total Human Resource Costs        468,810

Total Development Costs           534,743


(1) Software development activities include:
    Developing Functional Specifications
    Developing System Specifications
    Designing, Building, Testing, Interfacing
    Documentation, Training, Project Management

(3) The company also incurred $156,440 in general and admin. expenses which the company chose to charge to the P&L.

ESTIMATED REPLACEMENT COST TO DEVELOP JAVALIN

Third Party Costs:

Hardware
Hardware Maintenance
Software Licences
Software Maintenance
Third Party Tools

Total Third Party Costs                75,000

Consulting Costs

Human Resources(2)

Man Years=6
Man days/yr=260
Total Man day=1,560

Cost/day(2)=$1,200

Total Human Resource Costs            1,872,000

Total Costs before overhead           1,947,000           1,947,000

Overhead                      10.00%    187,200    15.00%   280,800

Total Development Costs               2,134,200           2,227,800


(2) Average Daily rate with a reputable development house such as Andersen Consulting or DMR would average $1000 per day plus expenses.

Extra man year added due to learning curve factor.

Exhibit 6 - Security Agreement - September 9, 1997

This SECURITY AGREEMENT, dated as of September 9, 1997, is made by PEAK TECHNOLOGIES INC., a corporation organized under the laws of the province of Alberta (the "Company"), with its principal offices located at 1211 Cornwall Avenue, Bellingham, Washington, 98226 and by PEAK MEDIA INC., a corporation organized under the laws of the State of Washington, with its principal offices located at 1211 Cornwall Avenue, Bellingham, Washington, 98226 (the "Grantor", and together with the Company, the "Debtors"), in favor of WESTGATE INTERNATIONAL, L.P., a Cayman Islands limited partnership ("Westgate") and THE LIVERPOOL LIMITED PARTNERSHIP, a Bermuda limited partnership ("Liverpool" and together with Westgate, the "Lenders"), severally and not jointly.


W I T N E S S E T H :


WHEREAS, the Company and Lenders have entered into a Note Purchase Agreement dated September 9, 1997 (as the same may be amended or modified from time to time, together with all exhibits and schedules, the "Note Purchase Agreement") which provides for Lenders to purchase from the Company 12% Senior Notes (the "Notes") of the Company on the terms and conditions set forth therein; and

WHEREAS, the Grantor, a wholly-owned subsidiary of the Company, has guaranteed the Company's obligations under the Notes, pursuant to subsidiary guaranties, dated the date hereof (the "Subsidiary Guaranty);

WHEREAS, it is a condition to the purchase of the Notes under the Note Purchase Agreement that the Debtors shall have executed and delivered to the Lenders a security agreement providing for the grant to Lenders of a security interest in all accounts receivable and inventory of the Company.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and in order to induce the Lenders to purchase the Notes pursuant to the Note Purchase Agreement, the Debtors hereby agree with Lenders as follows:


SECTION 1:  DEFINITIONS

1.1 Definitions. The following words shall have the following meanings when used in this Security Agreement. All terms used herein not otherwise defined in this Security Agreement shall have the meanings attributed to such terms in the Note Purchase Agreement, and if not defined in the Note Purchase Agreement, then the New York Uniform Commercial Code, as may be amended from time to time. All references to dollar amounts shall mean amounts in lawful money of the United States of America.

"Account Debtor" means any person who is or who may become obligated under, with respect to, or on account of an Account.

"Accounts" means all presently existing and hereafter arising accounts, contract rights, and all other forms of obligations owing to the Debtors or any Subsidiaries or joint ventures thereof arising out of the sale or lease of goods or the rendition of services by such persons, or arising out of the sale or lease of goods or the rendition of services by a person other than such persons and acquired by such persons from such person by assignment or purchase, including, without limitation, rights to payment with respect to accounts of the direct or indirect Subsidiaries of the Debtors that are sold or assigned to the Debtors, irrespective of whether earned by performance, and any and all credit insurance, guaranties, or security therefor.

"Collateral" means each of the following: the Accounts; the Inventory; and the proceeds and products, whether tangible or intangible, of any of the foregoing including proceeds of insurance covering any or all of the Collateral, and any and all tangible or intangible, real or personal, property resulting from the sale, exchange, collection, or other disposition of the Collateral, or any portion thereof or interest therein, and the proceeds of any and all of the foregoing.

"Event of Default" means and includes any of the Events of Default set forth in
Section 3.1.

"Indebtedness" means all amounts due and owing to the Lenders pursuant to the Notes, the Subsidiary Guaranty, and the Note Purchase Agreement together with all reasonable expenses relating to enforcement thereof, including, without limitation, reasonable legal fees.

"Inventory" means all present and future inventory in which the Debtors or any Subsidiaries or joint ventures thereof have any interest, including goods held for sale or lease or to be furnished under a contract of service and all of such persons' present and future raw materials, work in process, finished goods, and packing and shipping materials, wherever located, and any documents of title representing any of the above.

"Registration Rights Agreement" means the Registration Rights Agreement, dated as of September 9, 1997 by and among the Company and the Lenders.

"Security Agreement" means this Security Agreement, as this Security Agreement may be amended or modified from time to time, together with all exhibits and schedules attached to this Security Agreement from time to time.

"Subsidiary" means each subsidiary (as defined under U.S. generally accepted accounting principles) of the Debtors.


SECTION 2:  GRANT OF SECURITY INTEREST; OBLIGATIONS OF THE COMPANY

2.1 Grant of Security Interest. As collateral security for all of the Indebtedness, the Debtors hereby grant to Lenders a continuing first security interest in all currently existing and hereafter acquired or arising Collateral to secure prompt repayment of any and all Indebtedness and to secure prompt performance by the Company of each of their covenants and duties under the Note Purchase Agreement, the Subsidiary Guaranty and the Registration Rights Agreement. The Debtors further agree that Lenders shall have the rights stated in this Security Agreement with respect to the Collateral in addition to all other rights which Lenders may have by law.

2.2 Representations and Obligations of the Company. Each of the Debtors represents, warrants and covenants to Lenders as follows:

(a) Perfection of Security Interest. Each of the Debtors agrees to execute at any time and from time to time such financing statements and to take whatever other actions are requested by Lenders to perfect and continue Lenders' security interest in the Collateral. Upon request of the Lenders, each Debtor will deliver to the Lenders copies of any and all documents evidencing or constituting the Collateral and upon request of the Lenders following the occurrence of an Event of Default (as defined in Section 3.1 hereof), such Debtor will deliver the originals of such documents to the Lenders. Upon request of the Lenders, the Debtors will note Lenders' interest, as the case may be, upon any and all Accounts if not delivered to Lenders for possession by Lenders. Lenders may at any time and from time to time, and without further authorization from the Debtors, file a carbon, photographic or other reproduction of any financing statement or of this Security Agreement for use as a financing statement. The Debtors will reimburse Lenders for all reasonable expenses for the perfection and the continuation of the perfection of Lenders' security interest in the Collateral. Each Debtor will promptly notify Lenders of any change in its name including any change to the assumed business names of such Debtor. This is a continuing Security Agreement and will continue in effect until all of the Indebtedness is paid in full and Lenders shall release their interest in the Collateral upon the full and final payment and satisfaction of the Indebtedness. If payment is made by a Debtor, whether voluntarily or otherwise, or by any third party, on the Indebtedness and thereafter Lenders are forced to remit the amount of that payment to such Debtors trustee in bankruptcy or to any similar person under any federal, state or foreign bankruptcy law or other law for the relief of debtors, the Indebtedness shall be considered unpaid for the purpose of enforcement of this Security Agreement.

(b) Power of Attorney. Each Debtor hereby irrevocably makes, constitutes, and appoints each Lender (and all of such Lender's general partners, officers, employees, or agents designated by such Lender) as its true and lawful attorney, with power to: (i) sign such Debtor's name on any of the documents described hereunder or on any other similar documents to be executed, recorded, or filed in order to perfect or continue perfected Lenders' security interest in the Collateral; (ii) at any time that an Event of Default has occurred and is continuing, execute, sign and endorse such Debtor's name on any invoice or bill of lading relating to any Account, drafts against Account Debtors, schedules and assignments of Accounts, verifications of Accounts, and notices to Account Debtors; (iii) send requests for verification of Accounts; (iv) at any time that an Event of Default has occurred and is continuing, execute, sign and endorse the such Debtor's name on any checks, notices, instruments, acceptances, money orders, drafts, warrants or other item of payment or security that may come into Lenders' possession; (v) at any time that an Event of Default has occurred and is continuing, demand, collect, receive, receipt for, sue and recover all sums of money or other property which may now or hereafter become due, owing or payable from the Collateral; (vi) file any claim or claims or, following an Event of Default, take any action or institute or take part in any proceedings, either in its own name or in the name of such Debtor, or otherwise, which in the discretion of Lenders may seem to be necessary or advisable; (vii) at any time that an Event of Default has occurred and following acceleration of the Indebtedness, direct the Account Debtors and other persons sending mail to the Debtors to send all mail relating to the Collateral to the Lenders; (viii) at any time that an Event of Default has occurred and is continuing, make, settle, and adjust all claims under the Debtors policies of insurance and make all determinations and decisions with respect to such policies of insurance; and
(ix) at any time that an Event of Default has occurred and following acceleration of the Indebtedness, settle and adjust disputes and claims respecting the Accounts directly with Account Debtors, for amounts and upon terms which Lenders determine to be reasonable, and Lenders may cause to be executed and delivered any documents and releases which Lenders determine to be necessary. The appointment of Lenders as such Debtor's attorneys, and each and every one of Lenders' rights and powers, being coupled with an interest, is irrevocable and shall remain in full force and effect until all of the Indebtedness has been fully repaid and performed and Lenders renounce such appointment.

(c) No Violation. The execution and delivery of this Security Agreement does not violate any law or agreement governing any Debtor or to which any Debtor is a party, and the Debtors' certificate or articles of incorporation and bylaws or other constating documents do not prohibit any term or condition of this Security Agreement. The execution and delivery hereof is in the interest of the Debtors.

(d) Enforceability of Collateral. With respect to the Accounts, the Collateral is enforceable in accordance with its terms, is genuine, and complies in all material respects with applicable laws concerning form, content and manner of preparation and execution, and, to the best the knowledge of the Debtors, all persons appearing to be obligated on the Collateral have authority and capacity to contract and are in fact obligated as they appear to be on the Collateral.

(e) Accounts. All Accounts existing as of the date hereof are good and valid Accounts representing an undisputed, bona fide indebtedness incurred by the Account Debtors, and there exists no set-offs or counterclaims against any such Accounts and no agreements under which any deductions or discounts may be claimed with any Account Debtor except as disclosed to Lenders in writing.

(f) Removal of Collateral; Transactions Involving Collateral. To the extent the Collateral consists of Accounts, the records and other documents pertaining to the Collateral shall be kept at the offices of the Debtors at 1211 Cornwall Avenue, Bellingham, Washington 98226, or at such other locations as are reasonably acceptable to Lenders. Except for transactions in the ordinary course of business in accordance with past practice or for sales or dispositions on arms length terms and for fair equivalent value, the Debtors shall not sell, offer to sell, or otherwise transfer, dispose of or encumber the Collateral. The Debtors shall not pledge, mortgage, encumber or otherwise permit the Collateral to be subject to any lien, security interest, encumbrance, or charge, other than the security interest provided for in this Security Agreement and Permitted Liens (as set forth in the Note Purchase Agreement), without the prior written consent of Lenders which may be withheld for any reason in Lenders sole discretion; provided however, that the Debtors may grant a junior lien in the Collateral to a person other than the Lenders if: (i) a majority in interest of the holders of the Notes shall have consented; (ii) the book value (determined in accordance with generally accepted accounting principles consistently applied) of the Inventory and Accounts is in excess of two times the difference between (A) the principal and accrued interest outstanding on the Notes and (B) the amount in cash held in the Escrow Account (as defined in the Note Purchase Agreement); and (iii) the junior secured party shall have entered into a subordination agreement with the Lenders, in form and substance reasonably satisfactory to the Lenders. This Subsection applies to all security interests even if junior in right to the security interests granted under this Security Agreement.

(g) Title. The Debtors represent and warrant to Lenders that as of the date hereof, the Grantor holds good and marketable title to the Collateral, free and clear of all liens and encumbrances except for the lien of this Security Agreement and Permitted Liens. No financing statement or other evidence of a lien or transfer covering any of the Collateral is on file in any public office in any jurisdiction other than those which reflect the security interest created by this Security Agreement or Permitted Liens. The Debtors shall defend Lenders rights in the Collateral against any and all claims and demands.

(h) Prepayments. The Debtors represent and warrant to Lenders that none of the Collateral has been prepaid by any Account Debtor for any Accounts.

(i) Collateral Schedules and Locations. Upon Lenders' request, on a monthly basis, the Debtors shall deliver to Lenders schedules of the Collateral, including such information as Lenders may require, including without limitation names and addresses of Account Debtors and agings of Accounts, including without limitation the location of mobile goods or changes in any certificates of title. The Debtors represent and warrant to Lenders that a detailed list of the Collateral existing as of the date hereof is set forth on Schedule A attached hereto, and such Schedule A (x) is true, accurate and complete in all material respects, (y) identifies those items of Collateral which contain a certificate of title along with the jurisdiction of such certificates, and (z) those items of Collateral which are mobile goods along with the present location of such goods. Schedule A shall be updated monthly by the Debtors to reflect any changes thereto.

(j) Application of Payments Received With Respect to Collateral. Any amounts received by or on behalf of the Debtors with respect to any Account pledged as Collateral hereunder shall be applied in accordance with the Notes.

(k) Possession and Collection of Accounts. Following an Event of Default and following acceleration of the Indebtedness, the records and documents evidencing the Accounts pledged as Collateral hereunder shall, upon Lenders request, be delivered to Lenders or their agent and held in accordance with the terms of this Security Agreement.

(l) Maintenance and Inspection of Collateral. The Debtors shall maintain or cause to be maintained all tangible Collateral in good condition and repair except for ordinary wear and tear. The Debtors will not commit or permit material damage to or destruction of the Collateral or any material part of the Collateral. Lenders and their designated representatives and agents shall have the right at all reasonable times, upon reasonable advance notice, to examine, inspect, and audit the Collateral wherever located and the books, records or any property which is otherwise used in connection with the Collateral. The Debtors shall immediately notify Lenders of all material cases involving the return, rejection, repossession, loss or damage of or to any Collateral; of any request for credit or adjustment or of any other dispute arising with respect to the Collateral; and generally of all happenings and events materially adversely affecting the Collateral or the value or the amount of the Collateral.

(m) Taxes, Assessments and Liens. The Debtors will pay when due all taxes, assessments and liens upon the Collateral, its use or operation, upon this Security Agreement, upon the Notes or any other promissory note or notes evidencing the Indebtedness, or upon the Note Purchase Agreement, the Subsidiary Guaranty, or the Registration Rights Agreement. The Debtors may withhold any such payment or may elect to contest any lien if the Debtors are in good faith conducting an appropriate proceeding to contest the obligation to pay and so long as Lenders interest in the Collateral is not jeopardized in Lenders sole reasonable opinion. If any of the Collateral is subjected to a lien which is not discharged within thirty (30) days, the Debtors shall deposit with Lenders cash, a sufficient corporate surety bond or other security satisfactory to Lenders (in their discretion) in an amount adequate to provide for the discharge of the lien plus any interest, reasonable costs, attorneys fees or other charges that could accrue as a result of foreclosure or sale of the Collateral. In any contest the Debtors shall defend themselves and Lenders and shall satisfy any final adverse judgment before enforcement against the Collateral. The Debtors shall name Lenders as an additional obligee under any surety bond furnished in such contest proceedings.

(n) Incorporation by Reference. The Debtors hereby restate and affirm all representations, warranties and agreements contained in the Note Purchase Agreement, the terms and conditions of which are hereby incorporated herein by reference.

(o) Compliance With Governmental Requirements. The Debtors shall comply promptly with all laws, ordinances and regulations of all governmental authorities applicable to the production, disposition, or use of the Collateral, non-compliance with which would have a material adverse effect on the Collateral or the business of the Debtors. The Debtors may contest in good faith any such law, ordinance or regulation and withhold compliance during any proceeding, including appropriate appeals, so long as Lenders interest in the Collateral, in Lenders sole reasonable opinion, is not jeopardized.

(p) Insurance. The Debtors shall comply with all insurance requirements and provisions set forth in the Note Purchase Agreement.

(q) The Companys Right to Possession and to Collect Accounts. Until the occurrence of an Event of Default and acceleration of Indebtedness and except as otherwise provided herein with respect to the Accounts, the Debtors may have possession of the tangible personal property and beneficial use of all the Collateral and may use it in any lawful manner not inconsistent with this Security Agreement or the Transaction Documents, provided that the Debtors right to possession and beneficial use shall not apply to any Collateral where possession of the Collateral by Lenders is required by law to perfect Lenders security interest in such Collateral. At any time an Event of Default and following acceleration of Indebtedness, Lenders may exercise their right to directly collect the Accounts and to notify Account Debtors to make payments directly to Lenders for application to the Indebtedness, and the Debtors authorize and direct the Account Debtors, if Lenders exercise such right, to make payments on the Accounts to Lenders. If Lenders at any time have possession of any Collateral, whether before or after an Event of Default, Lenders shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral if Lenders take such action for that purpose as the Company shall reasonably request or as Lenders, in Lenders' sole reasonable discretion, shall deem appropriate under the circumstances, but failure to honor any request by the Company shall not of itself be deemed to be a failure to exercise reasonable care. Lenders shall not be required to take any steps necessary to preserve any rights in the Collateral against prior parties, nor to protect, preserve or maintain any security interest given to secure the Collateral. Lenders shall have the right to direct who shall collect and service the Accounts.

(r) Transactions with Others. Lenders may (i) extend time for payment or other performance, (ii) grant a renewal or change in terms or conditions, or (iii) compromise, compound or release any obligation, with the Debtors, endorsers or any guarantor of the Indebtedness as Lenders deem advisable, without obtaining the prior written consent of the Debtors, and no such act or failure to act shall affect Lenders rights against the Debtors or the Collateral.

(s) Expenditures by Lenders. If not discharged or paid when due, and provided that such items have not been contested as permitted herein Lenders may (but shall not be obligated to) discharge or pay any amounts required to be discharged or paid by the Company under this Security Agreement, including without limitation all taxes, liens, security interests, encumbrances, and other claims, at any time levied or placed on the Collateral. Lenders also may (but shall not be obligated to) pay all reasonable costs for insuring, maintaining and preserving the Collateral. All such expenditures incurred or paid by Lenders for such purposes will then bear interest at the then rate charged under the Notes from the date incurred or paid by Lenders to the date of repayment by the Company. All such expenses shall become a part of the Indebtedness and, at Lenders' option, will (i) be payable on demand or (ii) be added to the balance of the Notes, becoming a part of the outstanding principal amount due and payable on the applicable Interest Payment Dates (as defined in the Notes). This Security Agreement also will secure payment of these amounts. Such right under this subsection shall be in addition to all other rights and remedies to which Lenders may be entitled upon the occurrence of an Event of Default.

(t) Sale or Factoring of Accounts; Release of Accounts. Except with respect to Permitted Liens, the Debtors shall not sell or otherwise transfer or encumber any of the Accounts without Lenders' written consent. It is expressly agreed that Lenders are under no obligation to grant such a consent and will do so only in its sole and absolute discretion on terms and conditions they deem acceptable in their sole and absolute discretion.

(u) Location. The Debtors represent and warrant that all of the Collateral is located in the United States.

(v) In the event that in the future, any Accounts or Inventory are held by Subsidiaries, affiliates or joint ventures of the Company other than the Grantor, then the Company shall cause such entities to grant the Lenders an exclusive first priority lien in such Accounts and Inventory, to cause such entities to enter into security agreements reasonably satisfactory to Lenders, and to take all actions necessary to perfect such security interests.


SECTION 3:  EVENTS OF DEFAULT; REMEDIES

3.1 Events of Default. Each of the following shall constitute an Event of Default under this Security Agreement:

(a) Event of Default under Note Purchase Agreement or Other Documents. The occurrence of an Event of Default under the Note Purchase Agreement, the Subsidiary Guaranty or the Notes.

(b) Other Defaults. Failure of any Debtor to comply with or to perform when due or required (after any applicable cure period) any term, obligation, covenant or condition contained in this Security Agreement, the Subsidiary Guaranty, in the

Note Purchase Agreement, or in any other agreement or instruments between Lenders and the Debtors.

(c) False Statements. Any warranty, representation or statement made or furnished to Lenders by or on behalf of the Debtors under this Security Agreement, the Note Purchase Agreement, the Subsidiary Guaranty, or the Registration Rights Agreement is false or misleading in any material respect, either now or at the time made or furnished.

(d) Defective Collateralization. As a result of any act or failure to act by the Debtors, this Security Agreement, the Note Purchase Agreement, the Subsidiary Guaranty or Registration Rights Agreement ceases to be in full force and effect (including failure of the to create a valid and perfected security interest or lien as intended) at any time and for any reason, or if any of the Collateral is materially impaired.

(e) Insolvency. The dissolution or termination of any Debtor's existence as a going business, the insolvency of any Debtor, the appointment of a receiver for any part of such Debtor's property, any assignment for the benefit of creditors, or the commencement of any insolvency proceeding by or against any of the Debtors, which proceeding shall not have been dismissed within sixty (60) days thereafter.

(f) Creditor Proceedings. Commencement of foreclosure, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of the Debtors (with respect to indebtedness equal to or in excess of $25,000) against the Collateral or any other collateral securing the Indebtedness. This includes a garnishment of any of any Debtors accounts, including without limitation deposit accounts. However, this Event of Default shall not apply if there is a good faith dispute by the Debtors as to the validity or reasonableness of the claim which is the basis of the creditor proceeding and if the Debtors gives Lenders written notice of the creditor proceeding and deposits with Lenders monies or a surety bond for the creditor proceeding, in an amount determined by Lenders, in their sole discretion, as being an adequate reserve or bond for the dispute.

(g) Material Adverse Change. Lenders shall have determined in good faith (which determination shall be conclusive) that a material adverse change has occurred in the condition, value or operation of a material portion of the Collateral.

3.2 Rights and Remedies on Default. If an Event of Default occurs and is continuing under this Security Agreement, at any time thereafter, Lenders shall have all the rights of a secured party under the New York Uniform Commercial Code. In addition and without limitation, Lenders may exercise any one or more of the following rights and remedies:

(a) Accelerate Indebtedness. Lenders may declare the entire Indebtedness immediately due and payable, upon three business days notice, if prior notice with respect to the Event of Default shall not have been previously given.

(b) Assemble Collateral. Lenders may require the Debtors to deliver to Lenders all or any portion of the Collateral and other documents relating to the Collateral. Lenders may require the Debtors to assemble the Collateral and make it available to Lenders at a place to be designated by Lenders. Lenders also shall have full power to enter upon the property of the Debtors to take possession of and remove the Collateral.

(c) Sell the Collateral. Lenders shall have full power to sell, lease, transfer, or otherwise deal with the Collateral or proceeds thereof in its own name or that of the Debtors. Lenders may sell the Collateral at public auction or private sale. Unless the Collateral threatens to decline speedily in value or is of a type customarily sold on a recognized market, Lenders will give the Debtors reasonable notice of the time after which any private sale or any other intended disposition of the Collateral is to be made. The requirements of reasonable notice shall be met if such notice is given at least ten (10) days before the time of the sale or disposition. All expenses relating to the disposition of the Collateral, including without limitation the expenses of retaking, holding, insuring, preparing for sale and selling the Collateral, shall become a part of the Indebtedness secured by this Security Agreement and shall be payable on demand, with interest at the lower of eighteen percent (18%) per annum or the highest rate permitted by law from date of expenditure until repaid.

(d) Foreclosure. Maintain a judicial suit for foreclosure and sale of the Collateral.

(e) Appoint Receiver. To the extent permitted by applicable law, Lenders shall have the following rights and remedies regarding the appointment of a receiver:
(i) Lenders may have a receiver appointed as a matter of right, and (ii) all reasonable fees of the receiver and the receivers attorney shall become part of the Indebtedness secured by this Security Agreement and shall be payable on demand, with interest at the lower of eighteen percent (18%) per annum or the highest rate permitted by law from date of expenditure until repaid.

(f) Transfer Title. Effect transfer of title upon sale of all or part of the Collateral. For this purpose, the Debtors irrevocably appoints Lenders, acting singly, as its attorneys-in-fact to execute endorsements, assignments and instruments in the name of the Debtors as shall be necessary or reasonable.

(g) Collect Revenues, Apply Accounts. Lenders, either themselves or through a receiver, may collect the payments, rents, income, and revenues from the Collateral. Lenders may at any time in their discretion transfer any Collateral into their own names or that of their nominees and receive the payments, rents, income, and revenues therefrom and hold the same as security for the Indebtedness or apply it to payment of the Indebtedness in such order of preference as Lenders may determine. Lenders may demand, collect, receipt for, settle, compromise, adjust, sue for, foreclose, or realize on the Collateral as Lenders may determine, whether or not the Indebtedness is then due. For these purposes, Lenders may, on behalf of and in the name of the Debtors, following an Event of Default and acceleration of Indebtedness, direct Account Debtors and other parties sending mail relating to the Collateral to Debtors, to send such mail directly to the Lenders; and endorse notes, checks, drafts, money orders, documents of title, instruments and items pertaining to payment, shipment, or storage of any Collateral. To facilitate collection, Lenders may, following an Event Default, notify Account Debtors and obligors on any Collateral to make payments directly to Lenders.

(h) Obtain Deficiency. If Lenders choose to sell any or all of the Collateral and/or pursue any other remedy available hereunder, under any other agreement, at law or in equity, Lenders may obtain a judgment against the Debtors for any deficiency remaining on the Indebtedness due to Lenders after application of all amounts received from the exercise of the rights provided in this Security Agreement. The Debtors shall be liable for a deficiency even if the transaction described in this Subsection is a sale of accounts or chattel paper.

(i) Application of Proceeds. The proceeds of any foreclosure or realization upon the Collateral shall be applied:

(A) First, to the reasonable costs and expenses of collection;

(B) Second, to overdue interest;

(C) Third, to the outstanding principal amount of the Indebtedness; and

(D) Fourth, any excess to the Debtors or other party or parties in accordance with applicable law or court order.

(j) Other Rights and Remedies. Lenders shall have and may exercise any or all rights and remedies they may have available at law, in equity, or otherwise.

3.3 Cumulative Remedies. All of Lenders rights and remedies, whether evidenced by this Security Agreement, the Note Purchase Agreement, the Subsidiary Guaranty or the Transaction Documents (as defined in the Note Purchase Agreement) or by any other writing, shall be cumulative and may be exercised singularly or concurrently. Election by Lenders to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of the Company under this Security Agreement, after the Debtors failure to perform, shall not affect Lenders right to declare a default and to exercise their remedies. The Lenders shall not be required to proceed against or exercise its remedies with respect to any Collateral prior to or in lieu of pursuing any other remedy.

SECTION 4:  MISCELLANEOUS PROVISIONS

4.1 Entire Agreement; Amendments. This Security Agreement, together with the Note Purchase Agreement, the Notes, the Subsidiary Guaranty and the Transaction Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Security Agreement. No alteration of or amendment to this Security Agreement shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

4.2 CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER. The validity of this Security Agreement, its construction, interpretation, and enforcement, and the rights of the parties hereto shall be determined under, governed by, and construed in accordance with the internal laws of the State of New York. The parties irrevocably and unconditionally agree (1) that all actions or proceedings arising in connection with this Security Agreement shall be tried and litigated only in the state and federal courts located in the State of New York, County of New York and that the parties shalsdiction of such courts, and only such courts and (2) that service of process by certified mail, return receipt requested (and service so made shall be deemed complete five days after the same has been posted as aforesaid) or by personal service shall be deemed in every respect effective service upon such party in any such suit or proceeding. Each of the Debtors and Lenders waives, to the extent permitted under applicable law, any right each may have to assert the doctrine of forum non conveniens or to object to venue to the extent any proceeding is brought in accordance with this Section
4.2. The Debtors and Lenders hereby waive their respective rights to a jury trial of any claim or cause of action based upon or arising out of this Security Agreement or any of the actions contemplated herein, including without limitation contract claims, tort claims, breach of duty claims, and all other common law or statutory claims. The Debtors and Lenders represent that each has reviewed this waiver and each knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. In the event of litigation, a copy of this Agreement may be filed as a written consent to a trial by the court.

4.3 Attorneys Fees; Expenses. The Debtors agrees to pay, jointly and severally upon demand all of Lenders costs and expenses, including without limitation reasonable attorneys fees and legal expenses, incurred in connection with the enforcement of this Security Agreement. Lenders may pay someone else to help enforce this Security Agreement, and the Debtors shall pay the reasonable costs and expenses of such enforcement. Costs and expenses include without limitation Lenders reasonable attorneys fees and legal expenses whether or not there is a lawsuit, including without limitation reasonable attorneys fees and legal expenses for bankruptcy proceedings (and including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. The Debtors also shall pay all court costs and such additional fees as may be directed by the court.

4.4 Caption Headings. Caption headings in this Security Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of this Security Agreement.

4.5 Notices. All notices required to be given under this Security Agreement shall be given in writing and shall be effective when actually delivered or seven (7) days after being deposited in the United States mail, first class, postage prepaid, addressed to the party to whom the notice is to be given or, if via facsimile, when sent via facsimile transmission to the party to whom the notice is to be given and confirmation of such transmission has been received, at the address and/or facsimile number shown below:

if to Liverpool:

The Liverpool Limited Partnership
c/o A.S. & K. Services Ltd.
P.O. Box HM 1179
Hamilton HM EX
Bermuda
Attention:  Yvonne Powell
Telephone:011-441-295-2244
Telecopier:011-441-295-5328

if to Westgate:

Westgate International, L.P.
c/o Midland Bank Trust Corporation (Cayman) Limited
P.O. Box 1109
Mary Street
Grand Cayman
Cayman Islands
British West Indies
Attention:  Greg Taylor
Telephone:(809) 949-7755
Telecopier:(809) 949-7634
if to the Company or the Grantor:

Peak Technologies Inc.
1211 Cornwall Avenue
Bellingham, Washington 98226
Attention:  Doug Foster
Telephone:(800) 453-5322
Facsimile:(360) 733-7818

with a copy to:

Bennett Jones Verchere
4500 Bankers Hall East
855 2nd Street, S.W.
Calgary, Alberta T2P 4K7
Attention:  Chris Brown
Telephone:(403) 298-3651
Telecopier:(403) 265-7219


Any party may change its address for notices under this Security Agreement by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the partys address. For notice purposes, the Debtors agrees to keep Lenders informed at all times of the Debtors current addresses.

4.6 Severability. The parties acknowledge and agree that the Lenders are not agents or partners of each other, that all representations, warranties, covenants and agreements of the Lenders hereunder are several and not joint, that no Lender shall have any responsibility or liability for the representations, warrants, agreements, acts or omissions of any other Lender, and that any rights granted to "Lenders" hereunder shall be enforceable by each Lender hereunder. If a court of competent jurisdiction finds any provision of this Security Agreement to be invalid or unenforceable as to any person or circumstance, such finding shall not render that provision invalid or unenforceable as to any other persons or circumstances. If feasible, any such offending provision shall be deemed to be modified to be within the limits of enforceability or validity; however, if the offending provision cannot be so modified, it shall be stricken, and all other provisions of this Security Agreement in all other respects shall remain valid and enforceable and such offending provision shall not be affected in any other jurisdiction.

4.7 Successor Interests. Subject to the limitations set forth above on transfer of the Collateral, this Security Agreement shall be binding upon and inure to the benefit of the parties, their successors and assigns. The Debtors shall not, however, have the right to assign this Security Agreement without the prior written consent of Lenders which may be withheld for any reason in Lenders sole discretion.

4.8 Waiver. Lenders shall not be deemed to have waived any rights under this Security Agreement unless such waiver is given in writing and signed by Lenders. No delay or omission on the part of Lenders in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lenders of a provision of this Security Agreement shall not prejudice or constitute a waiver of Lenders right otherwise to demand strict compliance with that provision or any other provision of this Security Agreement. No prior waiver by Lenders, nor any course of dealing between Lenders and the Debtors, shall constitute a waiver of any of Lenders rights or of any of the Debtors obligations as to any future transactions. Whenever the consent of Lenders is required under this Security Agreement, the granting of such consent by Lenders in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lenders.

4.9 Indemnity. Except to the extent caused directly by Lenders' gross negligence or willful misconduct, the Debtors agree, jointly and severally, to indemnify, pay and hold each Lender and the officers, partners, directors, employees, agents and affiliates of each Lender (collectively, the "indemnitees") harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature whatsoever (including, without limitation, the reasonable fees and disbursements of counsel) that may be imposed on, incurred by, or asserted against any indemnitee, in any manner relating to or arising out of this Security Agreement and any action undertaken or contemplated hereby. This indemnification shall survive the satisfaction and payment of the Indebtedness and termination of this Security Agreement.


[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Security Agreement to be executed as of the date first written above.


PEAK TECHNOLOGIES INC.


By: ____________________________________
Name:
Title:


PEAK MEDIA INC.


By: ____________________________________
Name:
Title:


THE LIVERPOOL LIMITED PARTNERSHIP


By: Liverpool Associates, Ltd., General Partner

By: ____________________________________


WESTGATE INTERNATIONAL. L.P.


By: Martley International, Inc. Attorney-In-Fact

By: ____________________________________

SCHEDULE A

Identification and Location of Collateral


Please see attachments.

Exhibit 7 - Note Purchase Agreement - September 9, 1997


Note Purchase Agreement, dated as of September 9, 1997, by and among Peak Technologies Inc., an Alberta corporation (the "Company"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate") and The Liverpool Limited Partnership, a Bermuda limited partnership ("Liverpool" and together with Westgate, "Purchasers").

W I T N E S S E T H:

Whereas, the Company desires to sell to Purchasers, and Purchasers desire to purchase from the Company, subject to the terms and provisions of this Agreement, 12% senior promissory notes, in the aggregate original principal amount of $2,000,000 and maturing on September 9, 1999, (the "Notes" and together with the First Notes, the "Notes"), which Notes shall consist of (i) initial Notes in the aggregate original principal amount of $1,125,000, in the form of EXHIBIT A attached hereto (the "First Notes"); an (ii) further Notes in the aggregate original principal amount of $875,000, in the form of EXHIBIT B attached hereto, the purchase of which by Purchasers shall be subject to certain additional conditions set forth herein (the "Second Notes" and together with the First Notes, the "Notes"); and

Whereas, among other things set forth in this Agreement, the parties desire in addition that

(i) the Notes be secured by all of the Company's inventory and accounts receivable; and (ii) upon each purchase of a Note by each Purchaser hereunder, such Purchaser be issued warrants, to purchase common shares of the Company ("Common Shares"), all subject to the terms and provisions of this Agreement;

Now, Therefore, in consideration of the mutual covenants and agreements contained herein, the parties to this Agreement (the "Parties") hereby agree as follows:

1. Definitions. All references herein to "$" or "Dollars" shall refer to U.S. Dollars.

"Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act of 1934, as amended.

"Canadian Person" means: (i) any natural person resident in Canada; (ii) any unincorporated association, syndicate, or other organization, partnership or corporation resident in Canada or organized or incorporated under the laws of Canada or any province or territory thereof; (iii) any estate situated in Canada or of which the sole executor or administrator or a majority of the executors or administrators are Canadian Persons; (iv) any trust situated in Canada or of which the sole trustee or a majority of the trustees are Canadian
Persons; (v) a non-Canadian entity (or any agency or branch thereof) located in Canada; (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a Canadian Person; and (vii) any non-Canadian partnership or corporation formed by a Canadian Person principally for investing in securities exempt from the registration and prospectus requirements of Canadian securities laws; provided, that, notwithstanding clause (v) above, any agency or branch of a

Canadian Person located outside of Canada shall not be deemed to be a Canadian Person if (x) the agency or branch is operated for valid business reasons, and (y) it is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulations, respectively, in the jurisdiction where it is located and is purchasing as principal or as agent for a non-Canadian entity (or an agency or branch thereof) located outside of Canada.

"Investment" means as applied to any Person, any direct or indirect purchase or other acquisition by such Person of stock or other securities of any other Person, or any direct or indirect loan, advance (other than advances to employees for moving and travel expenses, drawing accounts and similar expenditures in the ordinary course of business) or capital contribution by such Person to any other Person.

"Material" means material to the business of the Company and its subsidiaries taken as a whole.

"Material Adverse Effect" means any effect on the business, operations, properties, prospects, or financial condition of the entity with respect to which such term is used and which is material and adverse to the financial condition or business operations of such entity or to other entities controlling or controlled by such entity, and/or any condition or situation which would prohibit or otherwise interfere with the ability of the entity with respect to which said term is used to enter into and perform its obligations under the Transaction Documents.

"Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

"Permitted Liens" means (i) liens imposed by mandatory provisions of law such as materialmens, mechanics or warehousemens; (ii) liens for taxes, assessments and governmental charges or levies imposed upon the Company or its subsidiaries or their income, profits or property, if the same are not yet due and payable or if the same are contested in good faith and as to which adequate reserves have been provided; (iii) pledges or deposits made to secure payment of workers compensation insurance, unemployment social security programs or to secure the performance of letters of credits, bids, tenders, public or statutory obligations, surety, performance bonds and other similar obligations; and (iv) encumbrances consisting of zoning restrictions, easements, or other restrictions on the use of real property, provided that such do not impair the use of such property for the uses intended and none of which is violated by existing or proposed structures or land use.

"Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a limited liability company, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

"Transaction Documents" means this Agreement, the First Notes, the First Warrants, the Registration Rights Agreement, the Security Agreement, the Subsidiary Guaranty, the Subordination Agreement and the Escrow Agreement
(each as defined in Section 8(a)) and shall, with respect to the Second Closing (as defined in Section 2) also include the Second Notes and the Second Warrants and the Amendment Agreement (each as defined in Section 9(a)).

2.      Purchase and Sale of the Notes.

(a) Basic Transaction. On and subject to the terms and conditions of this Agreement, each Purchaser agrees to purchase from the Company, and the Company agrees to sell to such Purchaser, the Notes, in the amounts set forth on Schedule A attached hereto opposite such Purchaser's name, for the consideration, and subject to the conditions, specified below in this Section 2.

(b) Purchase Price. Each Purchaser agrees to pay to the Company the sums for the Notes set forth opposite such Purchaser's name on Schedule A attached hereto.

(c) The First Closing. The closing of the purchase of the First Notes (the "First Closing") shall take place at the offices of Kleinberg, Kaplan, Wolff & Cohen, P.C. in New York, New York, or such other place as the parties may agree to, commencing at 11:00 a.m. local time on the second business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the purchase of the First Notes (other than conditions with respect to actions the respective Parties will take at the First Closing itself) or such other date as the Purchasers and the Company may mutually determine (the "First Closing Date").

(d) The Second Closing. The closing of the purchase of the Second Notes (the "Second Closing") shall take place at the offices of Kleinberg, Kaplan, Wolff & Cohen, P.C. in New York, New York, or at such other place as the parties may agree to, commencing at 11:00 a.m. local time on or around February 15, 1998, following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the purchase of the Second Notes (other than conditions with respect to actions the respective Parties will take at the Second Closing itself) or such other date as the Purchaser and the Company may mutually determine (the "Second Closing Date").

(e) Deliveries at the Closings. At each of the First Closing and the Second Closing (each a "Closing"), (i) the Company will deliver to the Purchasers the various certificates, instruments, and documents referred to in Section 8(a), in the case of the First Closing and Section 9(a) in the case of the Second Closing, and (ii) the Purchasers will deliver to the Company the consideration specified for such Closing in Section 2(b) above.

3. Representations and Warranties of the Company. The Company hereby represents and warrants to each Purchaser that:

(a) Organization; Good Standing. It is a corporation duly organized, validly existing and in good standing under the laws of the Province of Alberta and has all requisite corporate power and authority to carry on its business as now conducted. Attached as EXHIBIT 3(a) hereto are copies of the constating documents of the Company. Each direct or indirect subsidiary of the Company (each a "Subsidiary" and collectively, the "Subsidiaries") is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Attached as SCHEDULE 3(a) is a list of all Subsidiaries, indicating domiciles and jurisdictions of organization.

(b) Foreign Qualification; Offices. It and each Subsidiary is duly qualified and in good standing, as a foreign corporation authorized to do business in each jurisdiction (other than its jurisdiction of organization) in which the nature of its activities or the character of the properties it owns or leases makes such qualification necessary. Set forth in SCHEDULE 3(b) is a list of all foreign jurisdictions where business is conducted by the Company or any Subsidiary and where the Company or any Subsidiary is qualified as a foreign corporation. The Company has its principal offices at 1211 Cornwall Avenue, Bellingham, Washington 98226.

(c) Authorization, Enforceability. (i) It and each Subsidiary has the requisite corporate power and authority to enter into and perform the Transaction Documents to which it is a party, (ii) the execution, issuance, delivery and performance of the Transaction Documents have been, or shall have been prior to the First Closing Date, duly authorized by all necessary corporate action, and no further consent or authorization of its or the Subsidiaries Board of Directors or shareholders is, or will be, prior to the First Closing Date, required, (iii) the Transaction Documents have been duly executed and delivered by it or the Subsidiaries, as the case may be; (iv) the Transaction Documents to which it is a party are its valid and binding obligations enforceable against it in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, or similar laws relating to, or affecting generally the enforcement of, creditors rights and remedies or by other equitable principles of general application; and (v) the Transaction Documents to which each Subsidiary is a party are such Subsidiarys valid and binding obligations enforceable against such Subsidiary in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, or similar laws relating to, or affecting generally the enforcement of, creditors rights and remedies or by other equitable principles of general application.

(d) Non-Contravention. The execution, delivery and performance of the Transaction Documents by it and by the Subsidiaries and the consummation by them of the transactions contemplated hereby and thereby, do not and will not (i) result in a violation of the articles of incorporation or certificate of organization, as applicable, or by-laws or other organizational or constating documents of the Company or the Subsidiaries; (ii) conflict with, or constitute a default (or an event which with notice of lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Material agreement, indenture or instrument to which it or any Subsidiary is a party; or (iii) result in a violation of any applicable law, rule, regulation, order, judgment or decree applicable to it or any Subsidiary or by which any of its property or assets or the property or assets of any Subsidiary is bound or affected (except for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect).

(e) Capitalization. The Company has an authorized capitalization consisting of
(i) an unlimited number of Common Shares of which 12,245,463 shares are outstanding and (ii) an unlimited number of non-voting preferred shares, none of which are outstanding. All of the issued and outstanding Common Shares have been duly and validly authorized and issued and are fully paid and non-assessable. Except as set forth in SCHEDULE 3(e), there are no options, warrants, convertible securities, contracts or other rights to purchase, exchange or convert into, any shares of the capital stock of the Company nor any voting trust or arrangements relating thereto. Upon exercise of the Warrants for Common Shares issuable upon such exercise ("Warrant Shares"), the Warrant Shares so issued will be duly and validly authorized and issued, fully paid and non-assessable. All outstanding shares of capital stock of the Subsidiaries are owned by the Company, free and clear of any liens, claims, charges, options, or other encumbrances.

(f) [Intentionally left blank]

(g) Reservation of Shares. The Warrant Shares have been duly reserved by the Company.

(h) Consents; Filings. Other than (i) the approval of the Alberta Stock Exchange of the transactions contemplated by the Transaction Documents, which approval has been received and is attached as EXHIBIT 3(h); and (ii) required filings under the Registration Rights Agreement and the Security Agreement (each as defined in Section 8(a)), it is not required under any applicable law, rule or regulation in the United States or Canada to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency, or any non-governmental third person, in order for it to execute, deliver or perform any of its obligations under the Transaction Documents, including without limitation, any filing under the U.S. Hart-Scott-Rodino Antitrusts Improvement Act of 1976, as amended, or any Form 20 filing in the Province of Alberta.

(i) Title to Assets. It and each Subsidiary has record or registered title in fee simple to, or valid and subsisting leasehold interests in, all of its real property and good title to all of its personal property, and none of such property is subject to any lien, claim, option, charge or encumbrance of any nature, except for (i) Permitted Liens; and (ii) the liens created by the Security Agreement.

(j) Intellectual Property. The Company (and/or the Subsidiaries) owns or has licenses to use certain patents, copyrights and trademarks ("Intellectual Property") associated with its business, which are set forth on SCHEDULE 3(j). The Company and the Subsidiaries have no reason to believe that the Intellectual Property rights which it owns are invalid or unenforceable or that the use of such Intellectual Property by the Company or its Subsidiaries infringes upon or conflicts with any right of any third party, and neither the Company nor any Subsidiaries has received notice of any such infringement or conflict. The Company and the Subsidiaries have no knowledge of any infringement of their Intellectual Property by any third party.

(k) Legal Compliance; Securities Law. Its business (and the business of the Subsidiaries) is not being conducted in violation of any applicable law, ordinance or regulation of any governmental entity in which it is incorporated, domiciled, or conducts business, except for possible violations which either singly or in the aggregate do not and will not have a Material Adverse Effect. Without limiting the generality of the foregoing, the Company is a reporting issuer not in default of any requirement of the Securities Act (Alberta), or of any requirements of the Alberta Stock Exchange.

(l) No Litigation. There is no litigation, investigation or proceeding of or before any arbitrator, court or other governmental authority pending, or to its best knowledge, threatened by or against the Company, any Subsidiary or against any of their respective properties or revenues which could have a Material Adverse Effect.

(m) Disclosure Documents; Financial Statements. The Common Shares are listed for trading on the Alberta Stock Exchange and the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the Alberta Stock Exchange, the Alberta Securities Commission, or pursuant to any applicable law, rule or regulation. The Company has delivered or made available to the Purchaser true and complete copies of all such documents, together with all reports distributed to sharehgolders (colectively "Disclosure Documents") filed or distributed since December 31, 1994; such documents are listed on SCHEDULE 3(m). As of their respective dates, the Disclosure Documents complied in all material respects with the requirements of applicable law, rules and regulations, and none of the Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Disclosure Documents comply as to form in all material respects with applicable accounting requirements and applicable rules and regulations. Such financial statements have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the periods involved and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(n) No Material Adverse Change. Since June 30, 1997, the date through which the most recent annual questionnaire has been prepared and filed with the Alberta Stock Exchange, a copy of which is included in the Disclosure Documents, no change which would have a Material Adverse Effect has occurred or exists with respect to the Company or the Subsidiaries.

(o) No Undisclosed Liabilities. The Company and the Subsidiaries have no liabilities or obligations not disclosed in the Disclosure Documents, other than those liabilities incurred in the Ordinary Course of Business since June 30, 1997, which liabilities, individually or in the aggregate, do not or would not have a Material Adverse Effect on the Company or the Subsidiaries.

(p) No Undisclosed Events or Circumstances. No event or circumstance has occurred or exists with respect to the Company or the Subsidiaries or their respective businesses, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.

4. Representations, Warranties and Covenants of the Purchasers.

(a) Each Purchaser hereby represents, warrants and agrees that the Notes and the Warrants are being acquired for its own account and for investment and not with a view to resale or distribution.

(b) Each Purchaser represents that it is not a "Canadian Person."

(c) No Purchaser will offer to sell or sell the Notes, the Warrants or the Warrant Shares prior to the expiration of the period ending 90 days from the date such securities are acquired (the "Restricted Period"), to a person in Canada or to a Canadian Person or to any other person for the account or benefit of a Canadian Person, except for offers or sales of such securities on a basis in compliance with or exempt from the registration requirements, and in compliance with or exempt from the prospectus preparation filing requirements, of applicable Canadian securities laws. Each Purchaser agrees to require each person who purchases any such securities from such Purchaser prior to the expiration of the Restricted Period to agree that by purchasing such securities, such buyer represents and agrees that it will comply with the restrictions on offers and sales set forth above and will require of any other purchaser to whom it sells such securities a notice containing substantially the same statement. For purposes hereof, the Restricted Period for the Warrant Shares shall be deemed to have commenced upon the acquisition of the Warrants.

(d) Each Purchaser further agrees not to sell Notes, the Warrants or the Warrant Shares in the U.S. or to persons resident in the U.S. except in transactions which satisfy all applicable U.S. securities laws. Each Purchaser agrees to require each person who purchases any such securities from such Purchaser prior to the expiration of the Restricted Period to agree that by purchasing such securities, such buyer represents and agrees that it will comply with the restrictions on offers and sales set forth above and will require any other purchaser to whom it sells such securities a notice containing substantially the same statement.

(e) Each Purchaser is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Transaction Documents to which each Purchaser is a party has been duly authorized by all necessary partnership action on the part of such Purchaser.

5. Affirmative Covenants. The Company covenants that from the date hereof and for so long as any portion of the Notes (or any amendment thereto or instrument issued in exchange therefor) shall remain outstanding, it will (and will cause each of the Subsidiaries to) observe or perform the following:

(a) Corporate Existence. It will maintain its corporate existence in good standing and remain qualified to do business as a foreign corporation in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases makes such qualification necessary.

(b) Continuation of Business. It will continue to conduct its business of internet software manufacture and development in compliance with all applicable rules and regulations of applicable governmental authorities.

(c) Disclosure Documents. It will furnish to Purchasers a copy of each Disclosure Document filed or distributed hereinafter, not later than the date such document is filed with regulatory authorities or distributed to shareholders.

(d) Preservation of Business. It will keep its business and properties substantially intact, including present operations, physical facilities, working conditions, and relationships with lessors, licensors, suppliers, customers, and employees and will maintain its existing insurance policies.

(e) Full Access. Upon written request, the Company will permit representatives of the Purchasers to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Company, to all premises, properties, personnel, books, records, contracts, and documents of or pertaining to the Company. Notwithstanding the foregoing, the Company shall not provide the Purchaser any information which, according to applicable law, rule or regulation, should have been disclosed publicly by the Company prior to the date provided to the Purchaser, but which has not been disclosed.

(f) Reservation of Warrant Shares. The Company shall at all times reserve and keep available out of its authorized but unissued Common Shares, such number of Warrant Shares as shall be from time to time be sufficient to effect the exercise of the Warrants.

(g) NASDAQ Listing. The Company agrees to apply, as soon as practicable, to have the Common Shares listed on either (i) the NASDAQ National Market ("NNM") or
(ii) the NASDAQ Small Cap Market ("NASDAQ Small Cap"), and concurrently therewith shall take all actions within its power and use its best efforts to have the Common Shares (i) registered under the U.S. Securities Exchange Act of 1934, as amended and the rules promulgated thereunder; and (ii) listed and trading on the NNM or the NASDAQ Small Cap.

(h) Alberta Stock Exchange Listing and Reporting Issuer Status. Until the Warrant Shares shall have been registered under the Securities Act of 1933, as amended pursuant to the Registration Rights Agreement (as defined in Section 8(a) hereof) for a period of six months, the Company will maintain the listing of its Common Shares on the Alberta Stock Exchange and will maintain its status as a "reporting issuer not in default" under the Securities Act (Alberta).

(i) Escrow. Upon the First Closing Date, the Company shall, pursuant to the terms of the Escrow Agreement (as defined in Section 8(a) below) establish an escrow account for the benefit of the holders of the Notes (the "Escrow Account") pursuant to which it shall: (i) deposit 25% of all cash received from revenues received by the Company on a monthly basis up to a maximum amount (the "Escrow Cap") equal to the principal and accrued interest outstanding on the Notes; (ii) deposit all proceeds received from the excercise of the Warrants when received; and (iii) with respect to options and warrants other than the Warrants, deposit 25% of the proceeds received therefrom when received provided, that, if the Second Closing shall have occurred, 50% of the proceeds received therefrom on or after January 31, 1998 (retroactive from such date) shall be deposited, when received. In connection with the foregoing, the Company shall reserve 25% of the proceeds received from any such warrant or option exercises received between January 31, 1998 and the Second Closing (in addition to the 25% deposited) and shall contribute such additional amounts if the Second Closing shall have occurred on the Second Closing Date. The Company shall provide that all such option or warrant exercises must be for cash. Not later than ten working days after the close of each month, the Company shall provide each Purchaser with a statement of monthly revenues, indicating the amount placed in escrow. The Company shall authorize the release of funds from the Escrow Account for the prepayment of the Notes when such funds equal or exceed the amount of the principal outstanding on the Notes together with the interest accrued thereon.

(j) Board Representation. The holders of the Notes shall be entitled to elect one member of the Companys Board of Directors ("Board") and the Company shall increase the size of the Board to provide for such member. The Company shall provide such designee with customary indemnification and directors and officers insurance coverage. However, thereafter the Company shall not further increase the size of the Board and in any case the maximum number of directors shall not exceed six.

6. Negative Covenants. The Company covenants that from the date hereof and for so long as any amounts under the Notes (or any amendment thereto or instrument issued in exchange therefor) remains outstanding, it will not (and will cause the Subsidiaries not to), without the prior written approval of holders of a majority in principal amount under the Notes:

(a) Enter into any merger or consolidation or acquire assets of any other person, or sell, lease or otherwise dispose of its assets, or lease, license or permit the use of any Intellectual Property or other property, except in the Ordinary Course of Business where such transaction is at arm's length and in exchange for fair market value consideration, provided that the Company may sell or transfer assets not to exceed $100,000 in the aggregate outside the Ordinary Course of Business.

(b) Sell or otherwise dispose of any shares of its capital stock or issue any additional shares of its capital stock or securities convertible, exchangeable or exercisable into shares of its capital stock other than pursuant to (i) exercise of the Warrants; (ii) pursuant to the current terms of options and warrants outstanding on the date hereof; or (iii) the issuance of incentive stock options to employees, officers and directors and consultants, not to be exercisable, in the aggregate, for more than 10% of the Common Shares outstanding from time to time; provided that such options shall be issued with an exercise price no lower than the closing market price for the Common Shares on the Alberta Stock Exchange at the time of issuance and shall comply with the rules of the Alberta Stock Exchange and other relevant regulatory authorities.

(c) Except as otherwise provided in the Transaction Documents, declare any dividends on any shares of any class of its capital stock, or apply any of its property or assets to the purchase, redemption or other retirement of, or set apart any sum for the payment of any dividends on, or for the purchase, redemption or other retirement of, or make any other distribution by reduction of capital or otherwise in respect of, any shares of any class of its capital stock;

(d) Directly or indirectly create, incur, assume, guarantee, or otherwise become or remain directly or indirectly liable with respect to, any indebtedness of any kind, other than indebtedness existing on the date hereof which amount is no greater than $320,000, not including indebtedness pursuant to the Notes, indebtedness to insiders in an amount not exceeding Cdn. $500,000 (which indebtedness shall be converted to equity not later than one month from the date hereof), indebtedness to Purchasers, or indebtedness to trade creditors in the Ordinary Course of Business;

(e) Directly or indirectly create, incur, assume or permit to exist any lien, pledge, charge or encumbrance on or with respect to any of its property or assets (including any document or instrument in respect of goods or accounts receivable) or those of any of the Subsidiaries, whether now owned or held or hereafter acquired, or any income or profits therefrom, except for liens securing the Notes, Permitted Liens and as permitted pursuant to the terms of the Security Agreement;

(f) Directly or indirectly make or own any Investment in any Person except that the Company may form subsidiaries or enter into joint ventures, where the cash expenditures involved, do not, in the aggregate for all such entities exceed $100,000;

(g) Purchase or otherwise acquire any assets, in excess of $100,000 in the aggregate, after the date hereof, other than assets used in the Ordinary Course of Business;

(h) Relocate the principal offices of the Company or any Subsidiary, provided that the Company or such Subsidiary may relocate its offices to another location in Bellingham, Washington, provided that the Company undertakes to make such filings as may be required to reflect the new address with respect to filings perfecting the security interests created by the Security Agreement (as defined in Section 8(a));

(i) Amend its articles, by-laws or other organizational documents, or effect any stock split, reverse stock split or other recapitalization, except as may be required to register Common Shares with the U.S. Securities and Exchange Commission or to list the Common Shares on the NNM or NASDAQ Small Cap;

(j) Engage in any transaction with any Affiliate, except on arm's length terms, for fair market value consideration and in the Ordinary Course of Business;

(k) Increase, by more than 10% annually, the base compensation of any director, officer or employee; or

(l) Otherwise engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business.

7. Pre-Closing Covenants.

(a) General. Each of the Parties will use its best efforts to take all action and do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction of the closing conditions set forth in Sections 8 and 9 below).

(b) Notice of Developments. The Company will give prompt written notice to the Purchasers of any Material adverse development causing a breach of any of the representations and warranties in Section 3 above.

(c) Alberta Stock Exchange Approval. The Company will apply to have the Warrant Shares listed on the Alberta Stock Exchange, and shall obtain approval for such listing and for the resale thereof (after a 90 day holding period) not later than the First Closing Date.

8. Conditions and Obligations to Close First Closing.

(a) Conditions to Obligation of the Purchaser. The obligation of each Purchaser to consummate the transactions to be performed by it in connection with the First Closing is subject to satisfaction of the following conditions:

(i) The representations and warranties set forth in Section 3 above shall be true and correct in all Material respects at and as of the Closing Date, as if made on such date;

(ii) The Company shall have performed and complied with all of its covenants hereunder in all Material respects through the First Closing;

(iii) The Company shall have delivered to the Purchasers a certificate to the effect that each of the conditions specified above in Sections 8(a)(i) and 8(a)(ii) is satisfied in all Material respects;

(iv) The Company shall have executed and delivered the First Notes;

(v) The Company and its subsidiary Peak Media Inc. ("Peak Media") shall have executed and delivered the Security Agreement in the form and substance satisfactory to the Purchasers hereto (the "Security Agreement") and shall have effected the deliveries and registrations provided in Section 2.2(a) therein;

(vi) The Company shall have executed and delivered the Registration Rights Agreement relating to the registration for resale of the Warrant Shares under U.S. securities laws and Canadian securities laws and the listing of such shares for trading on the Alberta Stock Exchange and the NNM or the NASDAQ Small Cap, in form and substance satisfactory to the Purchasers hereto (the "Registration Rights Agreement");

(vii) The Company shall have executed and delivered, in the amounts set forth on Schedule A, the Warrants exercisable for a period of two years for an aggregate 3,120,075 Common Shares at CDN$0.50 per share, in form and substance satisfactory to Purchasers (the "First Warrants"); provided that the exercise price of the First Warrants may at the option of the Purchasers, be revised to the five day average closing price prior to the First Closing Date, if less than CDN$0.50; provided that in such event the Company may elect within 2 business days to terminate the sale of the First Notes, in which case the Purchasers shall be released from any obligation to purchase the Second Notes;

(viii) The Alberta Stock Exchange shall have approved the listing of the Warrant Shares thereon, and a copy of written notice of such approval shall have been delivered to Purchasers;

(ix) Counsel for the Company shall have delivered legal opinions, in form and substance satisfactory to Purchasers, from U.S. and Canadian counsel to the Company (the "First Closing Opinions"); and

(x) Douglas Foster, Donald MacInnes, the Company and Key Bank shall have executed and delivered a Subordination Agreement, in form and substance satisfactory to the Purchasers (the "Subordination Agreement");

(xi) Peak Media shall have executed and delivered subsidiary guaranties in favor of the Purchasers, in form and substance satisfactory to the purchasers (the "Subsidiary Guaranty"); and

(xii) The Purchasers shall have received, to their satisfaction, such additional certificates, opinions and other documentation from the Company as shall have been reasonably requested by them.

(b) Conditions to Obligations of the Company. The obligation of the Company to consummate the transactions to be performed by it in connection with the First Closing is subject to satisfaction of the following conditions:

(i) The representations and warranties set forth in Section 4 above shall be true and correct in all material respects at and as of the Closing Date;

(ii) The Purchasers shall have performed and complied with all of their covenants hereunder in all material respects through the First Closing; and

(iii) No litigation or proceeding shall be pending before any arbitrator, court or other governmental entity wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling or charge shall be in effect).

9. Conditions and Obligations to Close Second Closing.

(a) Conditions to Obligation of the Purchaser. The obligation of each Purchaser to consummate the transactions to be performed by it in connection with the Second Closing is subject to satisfaction of the following conditions:

(i) The Company shall have: (A) obtained revenue from operation, equal to or in excess of $1 million for the first fiscal quarter of 1998 (commencing October 1, 1997 and ending December 31, 1997); (B) placed in escrow an amount in cash of at least $562,500 on or prior to January 31, 1998; and (C) an average closing price for the Common Shares on the Alberta Stock Exchange for the twenty trading days ending January 31, 1998 of at least CDN$1.00 (as adjusted for stock splits, reverse stock splits or Common Share dividends).

(ii) The representations and warranties set forth in Section 3 above shall be true and correct in all material respects at and as of the Second Closing Date, as if made on such date;

(iii) The Company shall have performed and complied with all of its covenants hereunder in all Material respects through the Second Closing;

(iv) The Company shall have delivered to the Purchasers a certificate to the effect that each of the conditions specified above in Sections 9(a)(i)- (iii) is satisfied in all Material respects;

(v) The Company shall have executed and delivered the Second Notes;

(vi) The Company shall have executed and delivered, in the amounts set forth in Schedule A, the Second Warrants, exercisable for a period of two years for an aggregate of 1,879,925 Common Shares at an exercise price equal to CDN$0.645, in substantially the form of the First Warrants (the "Second Warrants");

(vii) The Company shall have executed and delivered the Amendment Agreement, amending the terms of the Pledge Agreement and the Registration Rights Agreement to reflect the Second Notes and the Second Warrants, in form and substance satisfactory to Purchasers (the "Amendment Agreement");

(viii) Counsel for the Company shall have delivered legal opinions from Canadian and U.S. counsel to the Company in form and substance satisfactory to Purchasers (the "Second Closing Opinions");

(ix) The Purchasers shall have completed their updated due diligence review of the Company to its satisfaction; and

(x) The Purchasers shall have received, to their satisfaction, such additional certificates, opinions and other documentation from the Company as shall have been reasonably requested by them.

(b) Conditions to Obligation of the Company. The obligation of the Company to consummate the transactions to be performed by it in connection with the Second Closing is subject to satisfaction of the following conditions:

(i) The representations and warranties set forth in Section 4 above shall be true and correct in all Material respects at and as of the Second Closing Date;

(ii) The Purchasers shall have performed and complied with all of its covenants hereunder in all Material respects through the Second Closing;

(iii) No action, suit, or proceeding shall be pending before any arbitrator, court or other governmental entity wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling or charge shall be in effect).

10. Breakup Fee.

In the event that either the First Closing or the Second Closing fails to occur (other than due to any failure by the Purchasers to meet the conditions set forth in Sections 8(b) or 9(b)), then the Company shall pay to the Purchasers, the sum of $50,000 (payable in the amount of $25,000 to each Purchaser) in addition to any amounts owed to them pursuant to Section 12 hereof and in addition to any other remedies available to Purchasers at law or equity. Notwithstanding the foregoing, such sum shall not be payable if: (i) the Purchasers shall have opted to adjust the exercise price of the First Warrants below CDN$0.50 and the Company shall have on account of such adjustment decided to terminate the transaction or (ii) applicable regulatory authorities shall not have approved of the transaction prior to September 8, 1997, provided that the Company shall have used its best efforts to secure such approval. Neither of the events described in (i) and (ii) above shall affect the Companys obligations to pay the amount set forth in Section 12 below. With respect to the Second Closing, no such sum shall be payable unless the Company shall have refused to close notwithstanding the willingness of Purchasers to fund the transaction.

10A. Coby Capital. In connection with this transaction, the Company is paying Coby Capital Corporation ("Coby") a finder's fee of 3.75% of the Purchase Price in cash and 3.75% of the Purchase Price in Common Shares. With respect to such Common Shares, Coby has entered into a letter agreement, agreeing not to sell such Common Shares for a period of one year from the First Closing Date.

11. Right of First Refusal.

Without limiting the scope of the covenants contained in Sections 5 and 6, in the event that, while any amounts remain outstanding on the Notes, the Company or any Subsidiary desires to enter into any capital raising transaction or series of transactions, the Purchasers shall have a right of first refusal with respect to such transactions and shall have the right to match the terms of any bona fide offer with respect thereto received from a third party; provided, in the case of an offer consisting in whole or in part of consideration other than cash, Purchasers shall have the right to offer the cash equivalent of such offer. To effect the foregoing, the Company shall provide written notice of the terms of such proposed transaction to the Purchasers promptly following receipt of such offer. The Purchasers may then exercise their right to match by issuing a written counternotice of their intention to do so within 20 days of receipt of the notice from the Company and the consummation of such counteroffer shall occur by the later of (i) the time provided by the original bona fide third party offer or (ii) 30 days from the receipt of the Purchasers' counteroffer.

12. Reimbursement of Expenses.

Regardless of whether the Transaction Documents are consummated or not, the Company shall bear its own expenses and shall reimburse the Purchasers on demand at any time or times (including on signing hereof) for all reasonable and documented expenses, not to exceed US $40,000 in the aggregate, including, without limitation, legal, accounting and investment banking fees and disbursements, incurred by them in connection with the Transaction Documents and the transactions contemplated thereby, which shall include, without limitation, expenses relating to negotiation, documentation and due diligence, regardless of whether any such transactions are entered into or consummated.

13. Survival; Indemnification.

(a) All of the representations and warranties of the Parties contained in this Agreement shall survive the First Closing and the Second Closing hereunder (even if the damaged party knew or had reason to know of any breach of representations, or warranty at the time of such Closing) until two years from the Second Closing Date if such Second Closing shall occur, and if not, until two years from the First Closing Date.

(b) The Company hereby agrees to defend, indemnify and hold harmless each Purchaser and its partners, members, employees and agents against any and all expenses, liabilities, costs, risks and threats (including, but not limited to, all expenses of defense and investigation related thereto), of any and every nature and description, arising out of the breach of any representation, warranty, agreement or covenant of the Company or any Subsidiary contained in this Agreement or any other Transaction Document.

(c) Sections 10, 12 and this Section 13 shall survive any termination of this Agreement.

14. Miscellaneous.

(a) Amendment or Waiver; Assignment. This Agreement may not be modified or amended without the prior written consent of the Parties. No failure or delay on the part of any Party in exercising any right hereunder shall operate as a waiver; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other rights. No waiver of any such right or amendment hereof shall be effective unless given in writing. No waiver of any such right shall be deemed a waiver of any other right hereunder. Neither this Agreement nor any right or benefits hereunder may be assigned by the Company, but each Purchaser may assign its rights under this Agreement, and the Transaction Documents to any transferee of the Notes.

(b) Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

(c) Severability. If any provision hereof shall be held to be void, illegal or unenforceable it shall be deemed severable from the remaining provisions hereof which shall remain in full force and effect.

(d) Notices. Any notice to be given hereunder shall be given (except as otherwise expressly set forth herein) by registered prepaid airmail, air courier service or by fax or may be delivered by hand and shall be deemed to have been received, if given by registered prepaid airmail, three days after posting; if given by fax, on receipt of the fax confirmation; and if delivered by hand or by air courier, at the time of such delivery if to Liverpool:

The Liverpool Limited Partnership
c/o A.S. & K. Services Ltd.
P.O. Box HM 1179
Hamilton HM EX
Bermuda
Attention: Yvonne Powell
Telephone: 011-441-295-2244
Telecopier:011-441-295-5328

if to Westgate:

Westgate International, L.P.
c/o Midland Bank Trust Corporation (Cayman) Limited
P.O. Box 1109
Mary Street
Grand Cayman
Cayman Islands
British West Indies
Attention: Greg Taylor
Telephone: (809) 949-7755
Telecopier:(809) 949-7634

if to the Company

Peak Technologies Inc.
1211 Cornwall Avenue
Bellingham, Washington 98226
Attention: Doug Foster
Telephone: (800) 453-5322
Facsimile: (360) 733-7818

with a copy to:

Bennett Jones Verchere
4500 Bankers Hall East
855 2nd Street, S.W.
Calgary, Alberta T2P 4K7
Attention: Chris Brown
Telephone: (403) 298-3651
Telecopier:(403) 265-7219

(e) Governing Law; Jurisdiction; Agent for Service of Process

(i) This agreement and the obligations of the parties hereunder, will be governed by and construed in accordance with the laws of the State of New York without regard to any conflicts of laws provisions thereof that would otherwise require the application of the law of any other jurisdiction.

(ii) Each of the Parties irrevocably submits to the exclusive jurisdiction of any State or Federal Court sitting in the State of New York over any suit, action, or proceeding arising out of or relating to this Agreement. Each of the Parties irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that suit, action, or proceeding has been brought in an

Each Party agrees that the service of process upon it mailed by certified or registered mail (and service so made shall be deemed complete five days after the same has been posted as aforesaid) or by personal service shall be deemed in every respect effective service of process upon such party in any such suit or proceeding. Nothing herein shall affect Purchasers' right to serve process in any other manner permitted by law. The Company agrees that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

(iii) Each Party hereto knowingly and voluntarily waives any and all rights it may have to a trial by jury with respect to any litigation based on, or arising out of, under, or in connection with, this Agreement. Each Party is hereby authorized to submit, as conclusive evidence of such waiver of jury trial, this Agreement to a court that has jurisdiction over the subject matter of such litigation and the parties to this Agreement.

(f) Entire Agreement. This Agreement contains the entire agreement between the Parties relating to the subject matter herein and supersedes all previous oral statements and other writings with respect thereto.

(g) Headings. The headings of the sections and subsections of this Agreement are asserted for convenience only and shall not be deemed to constitute a part hereof.

(h) Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different Parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

In Witness Whereof, the parties have caused this Agreement to be duly executed and delivered as of the date first above written.

Peak Technologies Inc.


By:
Name:
Title:

The Liverpool Limited Partnership

By:  Liverpool Associates, Ltd.
General Partner

By:


Westgate International, L.P.

By:  Martley International, Inc.
Attorney-In-Fact

By:

SCHEDULE A


Purchaser   Amt of First Amt of 2nd      Amt of Warrants       Amt of Warrant
            Notes        Notes          to be Issued Upon     to be issued Upon
            Purchased    Purchased      1st Note Purchase     2nd Note Purchase
--------------------------------------------------------------------------------

Westgate    $562,500   $437,500     to purchase 1,560,038   to purchase 939,962
                                       Common Shares           Common Shares

Liverpool   $562,500   $437,500     to purchase 1,560,037   to purchase 939,963
                                      Common Shares            Common Shares

SCHEDULE 3(a)

List of Subsidiaries


Peak Media Inc., a Washington State corporation

Chameleon Bridge Technology Corp., a British Columbia corporation.

SCHEDULE 3(b)

Foreign Jurisdictions Where Business
is Conducted by the Company or any Subsidiary


British Columbia
Washington State

SCHEDULE 3(m)

Disclosure Documents


1.      Alberta Stock Exchange Questionnaire as of June 30, 1997

2.      Second Quarter Report for the Six Months ended March 31, 1997.

3.      First Quarter Report for the Three Months ended December 31, 1996.

4.      1996 Annual Report

5.      [Other Documents from 12/31/94 through 1996?]

Exhibit 8 - Escrow Agreement - September 9, 1997


This ESCROW AGREEMENT, dated as of September 9, 1997, is entered into by and among The Liverpool Limited Partnership, a Bermuda limited partnership ("Liverpool"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate" and together with Liverpool, the "Purchasers"), Peak Technologies Inc., an Alberta corporation (the "Company") and Key Trust Company, N.A. as escrow agent (the "Escrow Agent").

W I T N E S S E T H:

WHEREAS, the Purchasers and the Company are parties to the Note Purchase Agreement, dated as of September 9, 1997 (the "Note Purchase Agreement"), pursuant to which the Purchasers were issued the Company's 12% Senior Promissory Notes, due September 9, 1999, in the aggregate amount of $1,125,000 (the "First Notes") and may, subject to certain conditions purchase an additional $875,000 principal amount of the Company's 12% Senior Promissory Notes (the "Second Notes" and together with the First Notes, the "Notes");

WHEREAS, pursuant to the terms of the Note Purchase Agreement, the payment of amounts due on the Notes is to be secured by a cash escrow account established for the benefit of the holders of the Notes; and

WHEREAS, to implement the foregoing, the parties are entering into this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.   Appointment of Escrow Agent; Escrow Account.

     (a) The Company and the Purchasers hereby appoint the Escrow Agent as escrow agent to serve in accordance with the terms of this Agreement.

     (b) Concurrently with the execution and delivery of this Agreement, the Escrow Agent has established an interest bearing account titled The Victory U.S. Government Money Market Fund (a fund of the Escrow Agent) (acct. #________) (the "Escrow Account").

2.   Deposit of Funds into Escrow Agreement.

     The Company shall deposit funds into the Escrow Account in accordance with
Section 5(i) of the Note Purchase Agreement; provided, that the Company shall not be obligated to deposit funds if the amounts in the Escrow Account equal or exceed the outstanding principal and accrued interest with respect to the Notes. The Escrow Agent shall not be responsible for determining the amounts required to be deposited in the Escrow Account, or pursuing the origin and timeliness of such deposits.

3.    Disbursement of Funds from the Escrow Agreement.

     Amounts contained in the Escrow Account shall be disbursed (in amounts equal to the lesser of the amounts contained in the Escrow Account or the amount requested in the applicable written notice) to the Purchasers (pro rata in accordance with the principal amount of Notes held by them) after the occurrence of the following:

     (a) Immediately upon receipt of joint written instructions from the Company and the Purchasers;

     (b) Immediately upon receipt of a written notice from (i) the Company or
(ii) the Purchasers, that the amounts in the Escrow Account are equal to or greater than the principal amount with accrued interest outstanding on the Notes;

     (c) Two business days after receipt of a written notice from the
Purchasers:

     (i) that an "Event of Default" under the Notes has occurred and describing such Event of Default; and (ii) indicating the outstanding amount of principal and accrued interest on the Notes. A copy of such notice shall be concurrently sent by the Purchasers to the Company by telecopier; or

     (d) Upon written instructions from the Company, to release amounts (up to $45,000, in the aggregate), toward the first quarterly interest payment due on the First Notes.

4.   Application of Funds received by Purchasers.

     (a) All amounts disbursed to Purchasers by the Escrow Agent pursuant to
Section 3 above shall be applied to the payment of the Notes, which amounts shall be applied to the payment first of accrued interest and then to principal.

     (b) In the event that the funds disbursed pursuant to Section 3 above shall be sufficient to pay all principal and accrued interest with respect to the Notes, then the Purchasers shall, within 5 business days of receipt of such funds, deliver the Notes to the Company for cancellation.

5.   Release of Funds to the Company.

     Funds in the Escrow Account shall be disbursed to the Company after the occurrence of the following:

     (a) Immediately upon receipt of joint written instructions from the Company and the Purchasers; or

     (b) Upon termination of this Agreement.

6.   Termination of the Escrow Agreement.

     (a) This Agreement shall terminate upon receipt by the Escrow Agent of a joint notice from the Purchasers and the Company indicating the following:

     (i) Payment in full of all principal and accrued interest on the Notes, whether pursuant to the disbursement of funds hereunder or otherwise; or

     (ii) Mutual agreement to terminate.

     (b) Notwithstanding the foregoing, Section 7(f) shall survive termination of this Agreement.

7.   The Escrow Agent.

     (a) The Escrow Agent shall be entitled to an annual fee of $3,500.00, the initial annual fee to be paid when the Escrow Account is established. The Escrow Agent's fees shall be borne by the Company.

     (b) The Escrow Agent shall provide, on a monthly basis, a statement of the balance in the Escrow Account to the Company and the Purchasers and shall also provide to the Company and the Purchasers, upon request (which may be oral), the daily balance in the Escrow Account.

     (c) Nothing herein contained shall be deemed to impose upon the Escrow Agent any duty to exercise discretion regarding the payment of the funds in the Escrow account, it being the intention of the parties hereto that the Escrow Agent shall not be obligated to act except upon written instructions or direction or as specifically stated herein. The Escrow Agent shall not be bound to act or refrain from acting except as herein provided, and the Escrow Agent is hereby empowered to act upon any instrument, notice, receipt, statement or other document purporting and believed by the Escrow Agent to be genuine and to satisfy the requirements of this Agreement.

     (d) The Escrow Agent may resign and be discharged from its duties hereunder at any time by giving notice of such resignation to the Company and the Purchasers, specifying a date when such resignation shall take effect. Upon such notice, a successor party shall be appointed with the consent of the Company and the Purchasers, such successor to become Escrow Agent hereunder on the resignation date specified in such notice, subject to the acceptance in writing of such appointment by such successor. If the Purchasers and the Company are unable to agree upon a successor party within five days after such notice, the resigning Escrow Agent shall be entitled to appoint its successor, which shall be a court of competent jurisdiction (or trustee appointed thereby), bank or other financial institution. The Escrow Agent shall continue to serve until its successor accepts its appointment and receives the Escrow Account funds.

     (e) The Escrow Agent shall not be liable for any action taken or omitted to be taken in good faith and believed by it to be authorized hereby or within the rights or powers conferred upon it hereunder, nor for any mistake of fact, error of judgment or any other acts or omissions of any kind unless constituting willful misconduct, gross negligence, bad faith or fraud.

     (f) Each of the Company and the Purchasers agree to indemnify the Escrow Agent and to hold the Escrow Agent harmless against any and all losses, liabilities and expenses incurred by the Escrow Agent hereunder as a consequence of the indemnifying party's action, including the costs and expenses of the Escrow Agent in defending itself against any claim of liability, and such parties agree to indemnify the Escrow Agent hereunder that are not a consequence of any partys action, including the costs and expenses of the Escro Agent in defending itself against any claim of liability, except in either case for losses, liabilities and expenses incurred by the Escrow Agent resulting from its own willful misconduct, gross negligence, bad faith or fraud.

8.   Miscellaneous.

     (a) Amendment or Waiver; Assignment. This Agreement may not be modified or amended without the prior written consent of the parties. No failure or delay on the part of any party in exercising any right hereunder shall operate as a waiver; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other rights. No waiver of any such right or amendment hereof shall be effective unless given in writing. No waiver of any such right shall be deemed a waiver of any other right hereunder. Neither this Agreement nor any right or benefits hereunder may be assigned by the Company, but each Purchaser may assign its rights under this Agreement, to any transferee of the Notes.

     (b) Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.

     (c) Severability. If any provision hereof shall be held to be void, illegal or unenforceable it shall be deemed severable from the remaining provisions hereof which shall remain in full force and effect.

     (d) Notices. Any notice to be given hereunder shall be given (except as otherwise expressly set forth herein) by registered prepaid airmail, air courier service or by fax or may be delivered by hand and shall be deemed to have been received, if given by registered prepaid airmail, three days after posting; if given by fax, on receipt of the fax confirmation; and if delivered by hand or by air courier, at the time of such delivery if to Liverpool:

The Liverpool Limited Partnership c/o A.S. & K. Services Ltd.
P.O. Box HM 1179
Hamilton HM EX
Bermuda
Attention:  Yvonne Powell
Telephone:  011-441-295-2244
Telecopier:  011-441-295-5328

if to Westgate:

Westgate International, L.P.
c/o Midland Bank Trust Corporation (Cayman) Limited
P.O. Box 1109
Mary Street
Grand Cayman
Cayman Islands
British West Indies
Attention:  Greg Taylor
Telephone:  (809) 949-7755
Telecopier:  (809) 949-7634

if to the Company:

Peak Technologies Inc.
1211 Cornwall Avenue
Bellingham, Washington 98226
Attention:  Doug Foster
Telephone:  (800) 453-5322
Facsimile:  (360) 733-7818
with a copy to:

Bennett Jones Verchere
4500 Bankers Hall East
855 2nd Street, S.W.
Calgary, Alberta T2P 4K7
Attention:  Chris Brown
Telephone:  (403) 298-3651
Telecopier:  (403) 265-7219

if to the Escrow Agent:

Key Trust Company, N.A.
127 Public Square
MC: OH-01-27-1509
Cleveland, Ohio 44114
Attention:  Terrence J. Stone
Telephone: (216) 689-3226
Telecopier: (216) 689-3777

     (e) Governing Law; Jurisdiction; Agent for Service of Process

     i. This agreement and the obligations of the parties hereunder, will be governed by and construed in accordance with the laws of the State of New York without regard to any conflicts of laws provisions thereof that would otherwise require the application of the law of any other jurisdiction.

     ii. Each of the parties irrevocably submits to the exclusive jurisdiction of any State or Federal Court sitting in the State of New York over any suit, action, or proceeding arising out of or relating to this Agreement. Each of the parties irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that suit, action, or proceeding has been brought in an inconvenient form.

     iii. Each party agrees that the service of process upon it mailed by certified or registered mail (and service so made shall be deemed complete five days after the same has been posted as aforesaid) or by personal service shall be deemed in every respect effective service of process upon such party in any such suit or proceeding. Nothing herein shall affect Purchasers' right to serve process in any other manner permitted by law. The Company agrees that a final non- appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

     iv. Each party hereto knowingly and voluntarily waives any and all rights it may have to a trial by jury with respect to any litigation based on, or arising out of, under, or in connection with, this Agreement. Each party is hereby authorized to submit, as conclusive evidence of such waiver of jury trial, this Agreement to a court that has jurisdiction over the subject matter of such litigation and the parties to this Agreement.

     (f) Entire Agreement. This Agreement contains the entire agreement between the parties relating to the subject matter herein and supersedes all previous oral statements and other writings with respect thereto.

     (g) Headings. The headings of the sections and subsections of this Agreement are asserted for convenience only and shall not be deemed to constitute a part hereof.

     (h) Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so execute shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

     (i) Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

In Witness Whereof, the parties have caused this Agreement to be duly executed and delivered as of the date first above written.

KEY TRUST COMPANY, N.A., AS ESCROW AGENT

By:

Name:
Title:

PEAK TECHNOLOGIES INC.

By:

Name:
Title:

THE LIVERPOOL LIMITED PARTNERSHIP

By:     Liverpool Associates, Ltd.  General Partner


By:


WESTGATE INTERNATIONAL, L.P.

By:     Martley International, Inc.  Attorney-In-Fact


By:

Exhibit 9 - Senior Promissory Note - September 9, 1997


This note has not been registered under the U.S. Securities Act of 1933, as amended. This Note has been acquired for investment and may not be sold, assigned or transferred in the absence of an effective registration statement under the Securities Act of 1933, as amended or an exemption therefrom. This note may not be transferred to any resident of the Province of Alberta until December 9, 1997.


Senior Promissory Note

U.S.$562,500    Dated:  September 9, 1997


For Value Received, the undersigned, Peak Technologies Inc., an Alberta corporation with offices at 1211 Cornwall Avenue, Bellingham, Washington 98226 ("the Company"), promises to pay to the order of Westgate International, L.P., c/o Midland Bank Trust Corporation (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Island, British West Indies ("Lender"), in lawful money of the United States, the principal sum of Five Hundred Sixty Two Thousand
Five Hundred Dollars ($562,500) on September 9, 1999 or at such earlier time at which this Promissory Note (this "Note") becomes due and payable in accordance with its terms (the "Maturity Date") and to pay interest on the principal sum outstanding on this Note in cash, at the rate of 12% per annum due quarterly in arrears on the first day of January, April, July and October of each year (each "an Interest Payment Date"), with the first payment due on January 1, 1998. Terms used herein and not defined shall have the meaning set forth in the Note Purchase Agreement (as defined below).

This Note is subject to the following additional provisions:

1. Default Interest. Notwithstanding anything contained herein, this Note shall bear interest, from and after the occurrence and during the continuance of a default hereunder, at the rate equal to the lower of eighteen percent (18%) per annum or the highest rate permitted by law. Unless otherwise agreed or required by applicable law, payments will be applied first to any unpaid collection costs, then to unpaid interest and fees and any remaining amount to principal.

2. Optional Redemption. The Company may, at its option, redeem this Note, in whole or in part (an "Optional Redemption"), provided that (i) such redemption be for a minimum of US$100,000 and (ii) the Company shall have also elected to simultaneously redeem pro rata (a) all other First Notes and (b) all Second Notes if such Notes are issued, by sending the Lender written notice (a "Redemption Notice"), which shall specify a date for such redemption (the "Redemption Date") which shall be a date not less than 20 nor more than 30 days from the date of the Redemption Notice. Upon receipt by Lender of such Notice the Note shall be become due and payable on the Redemption Date in the amount of principal amount to be redeemed on the Redemption Date plus any accrued interest on such date. This Note shall not be prepayable or redeemable except in accordance with this Section 2.

3. No Impairment. The Company shall not intentionally take any action which would impair the rights of Lender hereunder.

4. Obligations Absolute. No provision of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, and interest on, this Note at the time, place and rate, and in the manner, herein prescribed.

5. Waivers of Demand, Etc. The Company and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, hereby expressly waives demand and presentment for payment, notice of nonpayment, protest, notice of protest, notice of dishonor, notice of acceleration or intent to accelerate, all other notices whatsoever and bringing of suit and diligence in taking any action to collect amounts called for hereunder, and will be directly and primarily liable for the payment of all sums owing and to be owing hereon, regardless of and without any notice, diligence, act or omission as or with respect to the collection of any amount called for hereunder.

6. Replacement Note. In the event that Lender notifies the Company that this Note has been lost, stolen or destroyed, a replacement Note identical in all respects to the original Note (except for the outstanding principal amount, if different than that shown on the original Note), shall be delivered to Lender, provided that the Lender executes and delivers to the Company an agreement reasonably satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with this Note.

7. Note Purchase Agreement; Other Agreements. This Note is being executed and delivered to Lender by the Company pursuant to a certain Note Purchase Agreement, dated as of September 9, 1997, by and between the Company and Lender (the "Note Purchase Agreement") and is entitled to the benefits thereof. The Company's obligations under this Note are secured by a (i) first Lien on all of the inventory and accounts receivable of a subsidiary of the Company pursuant to the Security Agreement, dated the date hereof, by and between Lender and the Company (the "Security Agreement") and (ii) a quaranty of such subsidiary (the "Subsidiary Guranty") and, in each case, are entitled to the benefits therof. In addition the obligations under this Note are secured by a cash escrow agreement between the Lender, the Company and Key Trust Company, N.A. as escrow agent (the "Escrow Agreement") and are entitled to the benefits thereof. Pursuant to the terms of the Escrow Agreement, up to US$45,000, in the aggregate, from the amount held in escrow thereunder maybe applied towards the first quarterly interest payment due on this Note and the other First Notes.

8. Merger, Consolidation. If at any time there occurs any consolidation or merger of the Company with or into any other corporation or other entity or person (whether or not the Company is the surviving corporation), or any other corporate reorganization or transaction or series of related transactions in which in excess of 50% of the Companys voting power is transferred or sale of all or substantially all of the Companys assets (a "Section 8 Transaction"), Lender may (but is not required to) treat the Commencement Date of any Section 8 Transaction as a Redemption Date and shall be entitled to have the Company redeemed this Note in whole or in part at the redemption price equal to 110% of the principal amount in addition to accrued interest thereon. The Company shall provide Lender at least 20 days prior written notice of any Section 8 Transaction. Lender shall be entitled to make such an election at any time up to 10 days after receipt of such written notice of a Section 8 Transaction. For purposes of this Section 8, the "Commencement Date" shall be the earlier of (i) the day upon which the Section 8 Transaction is announced by the Company to the public or (ii) the day upon which notice of such transaction is received by Lender.

9. Payment of Expenses. The Company agrees to pay all debts and expenses, including reasonable attorneys fees and expenses, which may be incurred by the Lender in enforcing this Note and/or collecting any amount due under this Note or the Note Purchase Agreement.

10. Gross-up. All payments under this Note will be made without any deduction or withholding on account of any withholding tax unless such deduction or withholding is required by applicable law, in which case the Company shall pay Lender such additional amount as is necessary to ensure that the net amount received by Lender on this Note shall equal the full amount it would have received had no such deduction or withholding been required.

11. Savings Clause. In case any provision of this Note is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Note will not in any way be affected or impaired thereby. In no event shall the amount of interest paid hereunder exceed the maximum rate of interest on the unpaid principal balance hereof allowable by applicable law. If any sum is collected in excess of the applicable maximum rate, the excess collected shall be applied to reduce the principal debt. If the interest actually collected hereunder is still in excess of the applicable maximum rate, the interest rate shall be reduced so as not to exceed the maximum amount allowable under law.

12. Amendment. Neither this Note nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Company and Lender.

13. Assignment, Etc. Lender may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of the Lender) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all of the rights of Lender under this Note, the Note Agreement, the Security Agreement and the Registration Rights Agreement and shall be subject to the terms thereof. This Note shall be binding upon the Company and its successors and shall inure to the benefit of Lender and its successors and assigns.

14. Events of Default. If one or more of the following described "Events of Default" shall occur:

(i) Failure of the Company to timely pay in full any amounts due under this Note;

(ii) Breach of any provision of Section 6 of the Note Purchase Agreement by the Company or any subsidiary of the Company;

(iii) Any other breach or non-compliance by the Company or subsidiary of the Company with any provision, including, without limitation, any representation, warranty or covenant, hereof, in the Note Purchase Agreement, in the Registration Rights Agreement, in the Security Agreement. the Subsidiary Guaranty or the Warrants (as defined in the Note Purchase Agreement), provided, that in such events the Lender shall have provided the Company with written notice of such breaches or non-compliance and shall provide an opportunity to cure for a period of 30 days;

(iv) The Company shall (1) become insolvent; (2) admit in writing its inability to pay its debts generally as they mature; (3) make a general assignment for the benefit of creditors or commence proceedings for its dissolution; or (4) apply for or consent to the appointment of a trustee, liquidator or receiver for it or for a substantial part of its property or business;

(v) A trustee, liquidator or receiver shall be appointed for the Company or for a substantial part of its property or business without its consent and shall not be discharged within forty-five (45) days after such appointment;

(vi) Any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or any substantial portion of the properties or assets of the Company and shall not be dismissed within forty-five (45) days thereafter;

(vii) Any money judgment, writ or warrant of attachment, or similar process in excess of Five Hundred Thousand U.S. Dollars (US$500,000) in the aggregate shall be entered or filed against the Company or any of its properties or other assets and shall remain unpaid, unvacated, unbonded and unstayed for a period of forty-five (45) days;

(viii) Bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings, or relief under any bankruptcy law or any law for the relief of debt shall be instituted by or against the Company and, if instituted against the Company, shall not be dismissed within forty-five (45) days after such institution or the Company shall by action or answer approve of, consent to , or acquiesce in any such proceedings or admit to any material allegations of, or default in answering a petition filed in, any such proceeding;

then, or at any time thereafter, and in each and every such case, unless such Event of Default shall have been waived in writing by the Lender (which waiver shall not be deemed to be a waiver of any subsequent default) at the option of the Lender and in the Lender's sole discretion, the Lender may, by notice to the Company declare this Note immediately due and payable, and the Lender may immediately, and without expiration of any period of grace, enforce any and all of the Lender's rights and remedies provided herein or any other rights or remedies afforded by law.

15. No Waiver. No failure on the part of Lender to exercise, and no delay in exercising any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by Lender of any right, remedy or power hereunder preclude any other or future exercise of any other right, remedy or power. Each and every right, remedy or power hereby granted to Lender or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by Lender from time to time.

16. Miscellaneous. Unless otherwise provided herein, any notice or other communication to the Company hereunder shall be sufficiently given if in writing and personally delivered or mailed to the Company by certified mail, return receipt requested, at its address set forth above or such other address as it may designate for itself in such notice to Lender, and communications shall be deemed to have been received when delivered personally or, if sent by mail or facsimile, then when actually received by the party to whom it is addressed. Whenever the sense of this Note requires, words in the singular shall be deemed to include the plural and words in the plural shall be deemed to include the singular. Upon any change of the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may (1) renew, extend (repeatedly and for any length of time) or modify this Note, or release any party or any guarantor or collateral, (2) impair, fail to realize upon or perfect any security interest Lender may have from time to time in collateral, or (3) take any other action deemed necessary by Lender, in each case without the consent of or notice to anyone and without releasing the Company or any guarantor from any liability.

17. Choice of Law and Venue; Waiver of Jury Trial.

       (a) This Note will be governed by and construed in accordance with the laws of the State of New York without regard to any conflicts of laws provisions thereof that would otherwise require the application of the law of any other jurisdiction.

       (b) The Company irrevocably submits to the exclusive jurisdiction of any State or Federal Court sitting in the State of New York over any suit, action, or proceeding arising out of or relating to this Agreement. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that suit, action, or proceeding has been brought in an inconvenient forum.

The Company agrees that the service of process upon it mailed by certified or registered mail (and service so made shall be deemed complete 5 days after the same has been posted as aforesaid) or by personal service shall be deemed in every respect effective service of process upon it in any such suit or proceeding. Nothing herein shall affect Lenders right to serve process in other manner permitted by law. The Company agrees that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

       (c) The Company hereto knowingly and voluntarily waives any and all rights it may have to trial by jury with respect to any litigation based on, or arising out of, under, or in connection with, this Note.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed by an officer thereunto duly authorized.

PEAK TECHNOLOGIES INC.

By:
Print Name:
Print Title:

Fax No:______________

ATTEST

Exhibit 10 - Senior Promissory Note - September 9, 1997

Securities Act of 1933, as amended. This Note has been acquired for investment and may not be sold, assigned or transferred in the absence of an effective registration statement under the Securities Act of 1933, as amended or an exemption therefrom. This note may not be transferred to any resident of the Province of Alberta until December 9, 1997.

Senior Promissory Note

U.S.$562,500     Dated:  September 9, 1997

For Value Received, the undersigned, Peak Technologies Inc., an Alberta corporation with offices at 1211 Cornwall Avenue, Bellingham, Washington 98226 ("the Company"), promises to pay to the order of The Liverpool Limited Partnership, c/o A.S.& K. Services Ltd., P.O. Box HM 1179, Hamilton, Bermuda HM EX ("Lender"), in lawful money of the United States, the principal sum of Five Hundred Sixty Two Thousand Five Hundred Dollars ($562,500) on September 9, 1999 or at such earlier time at which this Promissory Note (this "Note") becomes due and payable in accordance with its terms (the "Maturity Date") and to pay interest on the principal sum outstanding on this Note in cash, at the rate of 12% per annum due quarterly in arrears on the first day of January, April, July and October of each year (each "an Interest Payment Date"), with the first payment due on January 1, 1998. Terms used herein and not defined shall have the meaning set forth in the Note Purchase Agreement (as defined below).

This Note is subject to the following additional provisions:

       1. Default Interest. Notwithstanding anything contained herein, this Note shall bear interest, from and after the occurrence and during the continuance of a default hereunder, at the rate equal to the lower of eighteen percent (18%) per annum or the highest rate permitted by law. Unless otherwise agreed or required by applicable law, payments will be applied first to any unpaid collection costs, then to unpaid interest and fees and any remaining amount to principal.

       2. Optional Redemption. The Company may, at its option, redeem this Note, in whole or in part (an "Optional Redemption"), provided that (i) such redemption be for a minimum of US$100,000 and (ii) the Company shall have also elected to simultaneously redeem pro rata (a) all other First Notes and (b) all Second Notes if such Notes are issued, by sending the Lender written notice (a "Redemption Notice"), which shall specify a date for such redemption (the "Redemption Date") which shall be a date not less than 20 nor more than 30 days from the date of the Redemption Notice. Upon receipt by Lender of such Notice, the Note shall become due and payable on the Redemption Date in the amount of principal amount to be redeemed on the Redemption Date plus any accrued interest on such date. This Note shall not be prepayable or redeemable except in accordance with this Section 2.

       3. No Impairment. The Company shall not intentionally take any action which would impair the rights of Lender hereunder.

       4. Obligations Absolute. No provision of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, and interest on, this Note at the time, place and rate, and in the manner, herein prescribed.

       5. Waivers of Demand, Etc. The Company and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, hereby expressly waives demand and presentment for payment, notice of nonpayment, protest, notice of protest, notice of dishonor, notice of acceleration or intent to accelerate, all other notices whatsoever and bringing of suit and diligence in taking any action to collect amounts called for hereunder, and will be directly and primarily liable for the payment of all sums owing and to be owing hereon, regardless of and without any notice, diligencem, act or omission as or with respect to the collection of any amount called for hereunder.

       6. Replacement Note. In the event that Lender notifies the Company that this note has been lost, stolen or destroyed, a replacement Note identical in all respects to the original Note (except for the outstanding principal amount, if different than that shown on the original Note), shall be delivered to Lender, provided that the Lender executes and delivers to the Company an agreement reasonably satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with this Note.

       7. Note Purchase Agreement; Other Agreements. This Note is being executed and delivered to Lender by the Company pursuant to a certain Note Purchase Agreement, dated as of September 9, 1997, by and between the Company and Lender (the "Note Purchase Agreement") and is entitled to the benefits thereof. The Companys obligations under this Note are secured by a (i) first Lien on all of the inventory and accounts receivable of a subsidiary of the Company pursuant to the Security Agreement, dated the date hereof, by and between Lender and the Company (the "Security Agreement") and (ii) a guaranty of such subsidiary (the "Subsidiary Guaranty") and, in each case, are entitled to the benefits thereof. In addition the obligations under this Note are secured by a cash escrow agreement between the Lender, the Company and Key Trust Company, N.A. as escrow agent (the "Escrow Agreement") and are entitled to the benefits thereof. Pursuant to the terms of the Escrow Agreement, up to US$45,000, in the aggregate, from the amount held in escrow thereunder may be applied towards the first quarterly interest payment due on this Note and the other First Notes.

       8. Merger, Consolidation. If at any time there occurs any consolidation or merger of the Company with or into any other corporation or other entity or person (whether or not the Company is the surviving corporation), or any other corporate reorganization or transaction or series of related transactions in which in excess of 50% of the Company's voting power is transferred or sale of all or substantially all of the Company's assets (a "Section 8 Transaction"), Lender may (but is not required to) treat the Commencement Date of any Section 8 Transaction as a Redemption Date and shall be entitled to have the Company redeem this Note in whole or in part at the redemption price equal to 110% of the principal amount in addition to accrued interest thereon. The Company shall provide Lender at least 20 days' prior written notice of any Section 8 Transaction. Lender shall be entitled to make such election at any time up to 10 days after receipt of such written notice of a Section 8 Transaction. For purposes of this Section 8, the "Commencement Date" shall be earlier of (i) the day upon which the Section 8 Transaction is announced by the Company to the public or (ii) the day upon which notice of such transaction is received by Lender.

       9. Payment of Expenses. The Company agrees to pay all debts and expenses, including reasonable attorneys' fees and expenses, which may be incurred by the Lender in enforcing this Note and/or collecting any amount due under this Note or the Note Purchase Agreement.

       10. Gross-up. All payments under this Note will be made without any deduction or withholding on account of any withholding tax unless such deduction or withholding is required by applicable law, in which case the Company shall pay Lender such additional amount as is necessary to ensure that the net amount received by Lender on this Note shall equal the full amount it would have received had no such deduction or withholding been required.

       11. Savings Clause. In case any provision of this Note is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Note will not in any way be affected or impaired thereby. In no event shall the amount of interest paid hereunder exceed the maximum rate of interest on the unpaid principal balance hereof allowable by applicable law. If any sum is collected in excess of the applicable maximum rate, the excess collected shall be applied to reduce the principal debt. If the interest actually collected hereunder is still in excess of the applicable maximum rate, the interest rate shall be reduced so as not to exceed the maximum amount allowable under law.

       12. Amendment. Neither this Note nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Company and Lender.

       13. Assignment, Etc. Lender may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of the Lender) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all of the rights of Lender under this Note, the Note Agreement, the Security Agreement and the Registration Rights Agreement and shall be subject to the terms thereof. This Note shall be binding upon the Company and its successors and shall inure to the benefit of the Lender and its successors and assigns.

       14. Events of Default. If one or more of the following described "Events of Default" shall occur:

       (i) Failure of the Company to timely pay in full any amounts due under this Note;

       (ii) Breach of any provision of Section 6 of the Note Purchase Agreement by the Company or any subsidiary of the Company;

       (iii) Any other breach or non-compliance by the Company or subsidiary of the Company with any provision, including, without limitation, any representation, warranty or covenant, hereof, in the Note Purchase Agreement, in the Registration Rights Agreement, in the Security Agreement, the Subsidiary Guaranty or the Warrants (as defined in the Note Purchase Agreement), provided, that in such events the Lender shall have provided the Company with written notice of such breaches or non-compliance and shall provide an opportunity to cue for a period of 30 days;

       (iv) The Company shall (1) become insolvent; (2) admit in writing its inability to pay its debts generally as they mature; (3) make a general assignment for the benefit of creditors or commence proceedings for its dissolution; or (4) apply for or consent to the appointment of a trustee, liquidator or receiver for it or for a substantial part of its property or business;

       (v) A trustee, liquidator or receiver shall be appointed for the Company or for a substantial part of its property or business without its consent and shall not be discharged within forty-five (45) days after such appointment;

       (vi) Any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or any substantial portion of the properties or assets of the Company and shall not be dismissed within forty-five (45) days thereafter;

       (vii) Any money judgment, writ or warrant of attachment, or similar process in excess of Five Hundred Thousand U.S. Dollars (US$500,000) in the aggregate shall be entered or filed against the Company or any of its properties or other assets and shall remain unpaid, unvacated, unbonded and unstayed for a period of forty-five (45) days;

       (viii) Bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings, or relief under any bankruptcy law or any law for the relief of debt shall be instituted by or against the Company and, if instituted against the Company, shall not be dismissed within forty-five (45) days after such institution or the Company shall by action or answer approve of, consent to, or acquiesce in any such proceedings or admit to any material allegations of, or default in answering a petition filed in, any such proceeding;

then, or at any time thereafter, and in each and every such case, unless such Event of Default shall have been waived in writing by the Lender (which waiver shall not be deemed to be a waiver of any subsequent default) at the option of the Lender and in the Lender's sole discretion, the Lender may, by notice to the Company declare this Note immediately due and payable, and the Lender may immediately, and without expiration of any period of grace, enforce any and all of the Lender's rights and remedies provided herein or any other rights or remedies afforded by law.

       15. No Waiver. No failure on the part of Lender to exercise, and no delay in exercising any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by Lender of any right, remedy or power hereunder preclude any other or future exercise of any other right, remedy or power. Each and every right, remedy or power hereby granted to Lender or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by Lender from time to time.

       16. Miscellaneous. Unless otherwise provided herein, any notice or other communication to the Company hereunder shall be sufficiently given if in writing and personally delivered or mailed to the Company by certified mail, return receipt requested, at its address set forth above or such other address as it may designate for itself in such notice to Lender, and communications shall be deemed to have been received when delivered personally or, if sent by mail or facsimile, then when actually received by the party to whom it is addressed. Whenever the sense of this Note requires, words in the singular shall be deemed to include the plural and words in the plural shall be deemed to include the singular. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may (1) renew, extend (repeatedly and for any length of time) or modify this Note, or release any party or any guarantor or collateral, (2) impair, fail to realize upon or perfect any security interest Lender may have from time to time in collateral, or (3) take any other action deemed necessary by Lender, in each case without the consent of or notice to anyone and without releasing the Company or any guarantor from any liability.

       17. Choice of Law and Venue; Waiver of Jury Trial.

       (a) This Note will be governed by and construed in accordance with the laws of the State of New York without regard to any conflicts of laws provisions thereof that would otherwise require the application of the law of any other jurisdiction.

       (b) The Company irrevocably submits to the exclusive jurisdiction of any State or Federal Court sitting in the State of New York over any suit, action, or proceeding arising out of or relating to this Agreement. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that suit, action, or proceeding has been brought in an inconvenient forum.

The Company agrees that the service of process upon it mailed by certified or registered mail (and service so made shall be deemed complete five days after the same has been posted as aforesaid) or by personal service shall be deemed in every respect effective service of process upon it in any such suit or proceeding. Nothing herein shall affect Lender's right to serve process in any other manner permitted by law. The Company agrees that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

       (c) The Company hereto knowingly and voluntarily waives any and all rights it may have to a trial by jury with respect to any litigation based on, or arising out of, under, or in connection with, this Note.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed by an officer thereunto duly authorized.

PEAK TECHNOLOGIES INC.


By:
Print Name:
Print Title:

Fax No: ____________________

ATTEST

Exhibit 11 - Guaranty of Peak Media Inc. - September 9, 1997

PEAK TECHNOLOGIES INC., an Alberta corporation (the "Company"), and the corporate parent and sole shareholder of PEAK MEDIA INC., a Washington corporation (the "Guarantor,"), has issued to THE LIVERPOOL LIMITED PARTNERSHIP, a Bermuda limited partnership ("Payee"), a 12% senior note, dated the date hereof and due September 9, 1999, in the original principal amount of US$562,500 (the "First Note") and may, pursuant to the terms of the Note Purchase Agreement, dated as of September 9, 1997, by and among the Company and Payee the Note Purchase Agreement") issue to Payee a second 12% senior note due September 9, 1999, in the original principal amount of US$437,500 (the "Second Note" and together with the First Note, the "Notes").

Section 1. Guaranty. In consideration of Payee purchasing the First Note, the Guarantor hereby irrevocably and unconditionally guarantees to the Payee the full performance when due of any and all obligations and undertakings of the Company under the Notes (such obligations and undertakings shall hereinafter be referred to as the "Obligations"), together with all reasonable attorneys fees, disbursements and all other costs and expenses of collections incurred by Payee in enforcing any of such Obligations

Section 2. Certain Guarantor Waivers.

(a) Waivers of Notice, Etc. The Guarantor waives notice of acceptance of this Guaranty and notice of the creation or performance of any of the Obligations, and waives presentment, demand of payment, protest or notice of protest, notice of dishonor or nonperformance of any of the Obligations, suit or taking other action or non-action by the Payee, the Company or any other guarantor against, and any other notice to, any party liable thereon (including, without limitation, Guarantor). The Guarantor also hereby waives any notice of default by the Company and any other notice to which the Guarantor might otherwise be entitled, the right to interpose any counterclaim or consolidate any other action with an action on this Guaranty, and the benefit of any statute of limitations affecting its liabilities hereunder or the enforcement hereof. No act or omission of any kind in connection with any of the foregoing shall in any way impair or otherwise affect the legality, validity, binding effect or enforceability of any term or provision of this Guaranty or any of the obligations of any Guarantor hereunder.

(b) Guaranty Not Affected. The Guarantor hereby covenants, agrees and consents that Payee may, at any time and from time to time (whether or not after revocation or termination of this Guaranty), without incurring responsibility to Guarantor, and without impairing or releasing any of the obligations of Guarantor hereunder and, upon or without any terms or conditions, and in whole or in part: (i) agree with the Company to change the manner, place or terms of performance, including (without limitation) any change or extend time of performance of, renew or alter, any of the Obligations, any security therefor, or any other liability incurred directly or indirectly in respect thereof or to make any other change in the Obligations, and the guaranty herein made shall apply to the Obligations as so changed, extended, renewed or altered; (ii) take additional security as per agreement with the Company, for or sell, exchange, release, surrender, substitute, realize upon or otherwise deal with in any manner and in any order any property by whomsoever at any time pledged or mortgaged to secure, or liabilities (included any of those hereunder) incurred directly or indirectly in respect thereof or hereof, and/or any offset thereagainst; (iii) exercise or refrain from exercising any rights against the Company or others (including, without limitation, Guarantor) or otherwise act or refrain from acting; (iv) settle or compromise any Obligation, any security therefor, or any liability (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof, and/or subordinate the performance of all or any part thereof to the performance of any of the Obligations (whether due or not) to creditors of the Company other than Payee and Guarantor; (v) apply any sums by whomsoever paid or howsoever realized to any Obligation regardless of what Obligations remain unperformed; (vi) cancel, compromise, modify or waive the provisions of any document relating to any of the Obligations; (vii) release any other guarantor or surety of the Obligations; and
(viii) grant the Company any indulgence as Payee may, at its sole discretion, determine.

(c) Failure to Perfect Lien, Etc. No failure by Payee to file, record or otherwise perfect any lien or security interest, nor any improper filing or recording, nor any failure by Payee to insure or protect any security nor any other dealing (or failure to deal) with any security by Payee with respect to any of the Obligations, shall impair or release any of the obligations of the Guarantor hereunder. No invalidity, irregularity or unenforceability of all or any part of the Obligations or of any security therefor shall affect, impair or be a defense to this Guaranty, and this Guaranty is a primary obligation of the Guarantor.

(d) Waiver of Subrogation. No payment by the Guarantor except the indefeasible performance in full of the Obligations shall entitle the Guarantor to be subrogated to any of the rights of Payee. The Guarantor shall not have any right of reimbursement or indemnity whatsoever or any right of recourse to or with respect to any assets or property of the Company or to any security for the Obligations, unless and until all of the Obligations have been indefeasibly performed in full, other than as such reimbursement or indemnity rights are waived in the next paragraph below.

(e) Payment Guaranty; Waiver of Defenses, Counterclaims, Etc. The Guarantor hereby agrees that this Guaranty constitutes guaranty of payment, performance and compliance (and not a guaranty of collection only), and waives any right to require that any resort be had by Payee to the Company or any other guarantor or to any security pledged with respect to the performance of any of the Obligations. Further, this guaranty of payment is absolute and unconditional, and shall remain valid, binding and fully enforceable irrespective of any circumstance of any nature that might otherwise constitute a defense, offset, claim, abatement or counterclaim that the Guarantor or the Company may assert against Payee with respect to any of the Obligations or otherwise, including, but not limited to, failure of consideration, fraudulent inducement, breach of warranty, statute of frauds, statute of limitations, accord and satisfaction, and usury, and irrespective of the validity, legality, binding effect or enforceability of the terms of any agreement or instrument relating to any of the Obligations. The Guarantor hereby absolutely, unconditionally and irrevocably waives any and all rights to assert any such defenses, offsets, claims, abatements and counterclaims. In the event Payee is not permitted or otherwise unable (because of the pendency of any bankruptcy, insolvency, receivership or similar proceeding) to accelerate the Obligations but would otherwise be permitted to do so at such time pursuant to the Notes, Payee may demand performance in full under this Guaranty as if all of the Obligations had been duly accelerated, and Guarantor will not raise, and hereby expressly waive, any claim or defense with respect to such acceleration.

Section 3. Remedies. In the case of any proceedings to collect any obligations of the Guarantor, the Guarantor shall pay all reasonable costs and expenses of every kind incurred in respect of collection and enforcement of this Guaranty, including reasonable attorneys' fees and disbursements. Upon the occurrence and during the continuance of any failure of any of the Obligations to be performed when due, the Payee may elect to nonjudicially or judicially foreclose against any real or personal property security it holds for the Obligations, including, without limitation, security under the Security Agreement, dated the date hereof, between the Payee and the Guarantor (the "Security Agreement"), or any part thereof or accept an assignment of any such security in lieu of foreclosure or compromise or adjust any part of the Obligations, or make any other accommodation with the Company or any other guarantor, pledgor or surety, or exercise any other remedy against the Company or any other guarantor, pledgor or surety, or any security, in accordance with and subject to the provisions of the documents creating such security interests. No such action by Payee will release, limit or otherwise affect the Obligations of the Guarantor to Payee, even if the effect of that action is to deprive such Guarantor of the right to collect any reimbursement from the Company or any other person for any sums paid to Payee and such Guarantor, unless such action results in Payee being paid in full for all Notes outstanding.

Section 4. Reinstatement, Indemnification, Etc. If claim is ever made upon Payee for repayment, return, restoration or other recovery of any amount or amounts received by Payee in payment or on account of any of the Obligations, and Payee repays all or part of such amount: (a) because such payment or application of proceeds is or may be avoided, invalidated, declared fraudulent, set aside or determined to be void or voidable as a preferential transfer, fraudulent conveyance, impermissible set-off or a diversion of trust funds; or (b) for any other reason, including (without limitation) by reason of (i) any judgment, decree or order of any court or administrative body having jurisdiction over Payee or any of its property, or (ii) any settlement or compromise of any such claim effected by Payee with any such claimant (including the Company); then, in such event, the Guarantor decrees that any such judgment, decree, order, settlement or compromise shall be binding upon the Guarantor, not withstanding any revocation hereof or the cancellation of any note or other instrument or document evidencing any of the Obligations and the obligations of the Guarantor hereunder shall continue to apply, or shall automatically (and without further action) be reinstated if not then in effect, as the case may be, and the Guarantor shall be and remain liable to Payee hereunder for the amount so repaid or recovered to the same extent as if such amount had never originally been received by Payee. The Guarantor hereby indemnifies Payee, and agrees to reimburse and hold Payee harmless on demand, from and against all actions, claims, losses, judgments, damages, amounts paid in settlement and expenses (including reasonable attorneys fees and court costs) brought against or incurred by Payee and arising out of, relating to or in connection with any of the Obligations.

Section 5. Waiver of Rights, Etc. No delay on the part of Payee in exercising any of its options, powers or rights, or partial or single exercise thereof, shall constitute a waiver thereof. No waiver of any of its rights hereunder, and no modification or amendment of this Guaranty, shall be deemed to be made by Payee unless the same shall be in writing, duly signed by an authorized representative of Payee on behalf of Payee, and each such waiver, if any, shall apply only with respect to the specific instance involved, and shall in no way impair the rights of Payee or the obligations of the Guarantor to Payee in any other respect at any other time.

Section 6. Enforcement, Etc. Payee, in its sole discretion, may proceed to exercise or enforce any right, power, privilege, remedy or interest that Payee may have under this Guaranty, the Obligations or any applicable law, at law, in equity, in rem or in any other forum available under applicable law, without notice except as otherwise expressly required by law provided herein; without pursuing, exhausting or otherwise exercising or enforcing any other right, power, privilege, remedy or interest that Payee may have against or in respect of the Guarantor, the Obligations, the Company, any other guarantor, surety, pledgor, collateral or any person or thing; and without to any act or omission of Payee or any other person.

Section 7. Representation and Covenants. The Guarantor hereby restates the representations and warranties applicable to it contained in Section 3 of the Note Purchase Agreement and the Guarantor agrees to comply with the covenants contained in Sections 5 and 6 of the Note Purchase Agreement.

Section 8. Reliance. The Guarantor expressly acknowledges that the Guarantor has not received or relied upon any oral or written agreements, understandings, representations or warranties from Payee or any other party with respect to this Guaranty (or any of Guarantor's obligations hereunder), and that this Guaranty contains the entire understanding of the parties with respect to the subject matter hereof and supersedes and replaces any and all prior oral or written agreements and understandings with respect thereto.

Section 9. Successors and Assigns; Assignment. This Guaranty is binding upon the Guarantors and their successors, and shall inure to the benefit of Payee and its successors and assigns. This Guaranty may not be assigned by the Guarantor, but the Payee may assign this Guaranty to any assignee of the Notes.

Section 10. Modification, Etc. This Guaranty cannot be terminated or changed orally and no provision hereof may be modified or waived except in writing by Payee and the Guarantor.

Section 11. Section and Other Headings. The Sections and other headings contained in this Guaranty are for reference purposes only and shall not affect the meaning or interpretation of this Guaranty.

Section 12. Notices. Any notice to be given hereunder shall be given (except as otherwise expressly set forth herein) by registered prepaid airmail, air courier service or by fax or may be delivered by hand and shall be deemed to have been received, if given by registered prepaid airmail, three days after posting; if given by fax, on receipt of the fax confirmation; and if delivered by hand or by air courier, at the time of such delivery if to Payee:

Westgate International, L.P.
c/o Midland Bank Trust Corporation (Cayman) Limited
P.O. Box 1109
Mary Street
Grand Cayman
Cayman Islands
British West Indies
Attention:      Frank White
Telephone:      (809) 949-7755
Telecopier:     (809) 949-7634
if to the Guarantor:

Peak Media Inc.
1211 Cornwall Avenue
Bellingham, Washington 98226
Telephone:      (800) 453-5322
Telecopier:     (360) 733-7818
Attention:  Doug Foster
with a copy to:

[SUPPLY]


Section 13. Choice of Law and Venue; Waiver of Jury Trial.

(a) THIS GUARANTY WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ANY CONFLICTS OF LAWS PROVISIONS THEREOF THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.

(b) The Guarantor irrevocably submits to the exclusive jurisdiction of any State or Federal Court sitting in the State of New York, New York County, over any suit, action, or proceeding arising out of or relating to this Agreement. The Guarantor irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that suit, action, or proceeding has been brought in an inconvenient forum.

The Guarantor further agrees that the service of process upon it, mailed by certified or registered mail (and service so made shall be deemed complete five days after the same has been posted as aforesaid) or by personal service shall be deemed in every respect effective service of process upon it in any such suit or proceeding. Nothing herein shall affect Payee's right to serve process in any other manner permitted by law. The Guarantor agrees that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

(c) The Guarantor hereto knowingly and voluntarily waives any and all rights it may have to a trial by jury with respect to any litigation based on, or arising out of, under, or in connection with, this Guaranty.

Dated the 9th day of September, 1997


PEAK MEDIA INC.


By:


(..continued)

Exhibit 12 - Amendment Agreement - March 1998


This AMENDMENT AGREEMENT, dated as of March __, 1998, by and among PEAKSOFT CORPORATION (formerly Peak Technologies, Inc.), an Alberta Corporation (the "Company"), WESTGATE INTERNATIONAL, L.P., a Cayman Islands limited partnership ("Westgate") and THE LIVERPOOL LIMITED PARTNERSHIP, a Bermuda limited partnership ("Liverpool" and together with Westgate, "Purchasers") and KEY TRUST COMPANY, N.A., as escrow agent (the "Escrow Agent").


W I T N E S S E T H:

WHEREAS, pursuant to a Note Purchase Agreement, dated as of September 9, 1997, as amended through the date hereof (the "Note Purchase Agreement"), Purchasers have, concurrently with the execution and delivery of this Agreement, purchased from the Company U.S.$140,000 principal amount of the Company 12% promissory notes (the "Second Notes"); and

WHEREAS, the parties desire that the Second Notes be entitled to the benefits of: (i) the Registration Rights Agreement, dated as of September 9, 1997, by and among the Company and the Purchasers (the "Registration Rights Agreement"); and (ii) the Escrow Agreement, dated as of September 9, 1997, as amended as of January 29 and February 26, 1998 by and among the Company, Purchasers and the Escrow Agent (the "Escrow Agreement"); and

WHEREAS, the parties desire to amend the Registration Rights Agreement and the Pledge Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreement contained herein, the parties to this Agreement hereby agree as follows:

1. Definitions in Registration Rights Agreement.

The definition of "Second Warrants" in the Preamble to the Registration Rights Agreement shall be amended to refer to the warrants to purchase the 500,000 Common Shares issued in conjunction with the Second Notes.

2. Definitions in Escrow Agreement.

The definition of "Second Notes" in Preamble of the Escrow Agreement, shall be amended to refer to the Second Notes issued on the date hereof, or any extension, modification, renewal or refinancing thereof.

3. Effect of Amendment.

As amended herein, the Escrow Agreement and the Registration Rights Agreement shall remain in full force and effect.

In Witness Whereof, the parties have caused this Agreement to be duly executed and delivered as of the date first above written.

PeakSoft Corporation


By:
Name:
Title:

The Liverpool Limited Partnership

By:  Liverpool Associates, Ltd.
General Partner


By:
Paul Singer, President


Westgate International, L.P.

By:  Martley International, Inc.
Attorney-in-Fact


By:
Paul Singer, President


Key Trust Company, N.A.
as Escrow Agent


By:

Exhibit 13 - Amendment to Note Purchase Agreement - March 1998


Amendment to Note Purchase Agreement, dated as of March __, 1998, by and among PeakSoft Corporation (formerly Peak Technologies, Inc.), an Alberta corporation (the "Company"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate") and The Liverpool Limited Partnership, a Bermuda limited partnership ("Liverpool" and together with Westgate, "Purchasers").

W I T N E S S E T H:


WHEREAS, the parties hereto (the "Parties") entered into a Note Purchase Agreement, dated as of September 9, 1997 (the "Original Agreement"), pursuant to which Purchasers purchased from the Company $1,125,000 principal amount of 12% promissory notes due September 9, 1999 (the "First Notes"); and

WHEREAS, pursuant to amendments, dated January 29, 1998 and February 26, 1998 (the "Amendments"), certain modifications were made to the terms of the Original Agreement; and

WHEREAS, the Original Agreement provided that upon the satisfaction of certain conditions, the Purchasers would purchase from the Company an additional $875,000 principal amount of 12% promissory notes (the "Second Notes"); and

WHEREAS, the parties desire to modify the terms of the Second Notes and the conditions to their purchase by the Purchasers.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereby agree as follows:

1. Purchase and Sale of the Notes.

(a) Amended Terms of the Second Notes. The terms and provisions of the Second Notes shall be amended and shall be as set forth in Exhibit A hereto.

(b) Purchase of Second Notes. Schedule A to the Original Agreement is hereby amended to read as set forth in Schedule A hereto.

2. Representation and Warrants of the Company. The representations and warranties of the Company set forth in Section 3 of the Original Agreement are hereby restated in their entirety, except as amended below:

(a) The last sentence of Section 3(b) is replaced in its entirety with: "The Company has its principal offices at 3614 Meridian, Suite 100, Bellingham, Washington 98225".

(b) The following shall be added to Section 3(c) of the Original Agreement:

The execution, issuance delivery and performance of the Transaction Documents relating to the Second Closing have been, or shall have been, prior to the Second Closing Date, duly authorized by all necessary corporate action, and no further consent or authorization of its or its Subsidiaries' Board of Directors or shareholders is, or will be, prior to the Second Closing Date, required.

(c) Schedule 3(a), Schedule 3(b) and Schedule 3(c), as amended, are attached hereto.

(d) The Subordinated Obligations (as defined in the Subordination Agreement) have been paid and discharged in full and other than the Notes, there is no outstanding indebtedness of the Company for borrowed money.

3. Condition to the Second Closing

Section 9(a) of the Original Agreement is hereby amended and restated in its entirety to read as follows:

"(a) Conditions to Obligation of the Purchaser. The obligation of each Purchaser to consummate the transactions to be performed by it in connection with the Second Closing is subject to satisfaction of the following conditions:

(i) The representations and warranties set forth in Section 3 above shall be true and correct in all Material respects at and as of the Second Closing Date, as if made on such date;

(ii) The Company shall have performed and complied with all of its covenants hereunder in all Material respects through the Second Closing;

(iii) The Company shall have received ASE approval and all other required regulatory approvals to the purchase of the Second Notes and the Second Warrants (as defined below) and to the terms and provisions of the documents relating thereto and the Common Shares issuable upon exercise of the Second Warrants shall have been duly approved for listing on the ASE;

(iv) The Company shall have delivered to the Purchasers a certificate to the effect that each of the conditions specified above in Sections 9(a)(i) through 9(a)(iii) is satisfied in all Material respects;

(v) The Company shall have executed and delivered the Second Notes;

(vi) The Company shall have executed and delivered, in the amount set forth in Schedule A, the Second Warrants, exercisable for a period of two years for an aggregate of 500,000 Common Shares at an exercise price equal to CDN $.40, in substantially the form of the First Warrants (the "Second Warrants");

(vii) The Company shall have executed and delivered the Amendment Agreement, amending the terms of the Escrow Agreement and the Registration Rights Agreement to reflect the Second Notes, in form and substance satisfactory to Purchasers (the "Amendment Agreement");

(viii) The Company shall have delivered the amended Subsidiary Guaranties, in form and substance satisfactory to the Purchasers (the "Amended Guaranties");

(ix) The Purchasers shall have completed their updated due diligence review of the Company to its satisfaction; and

(x) The Purchasers shall have received, to their satisfaction, such additional certificates, opinions and other documentation from the Company as shall have been reasonably requested by them."

4. Additional Covenant.

(a) The Company shall use best efforts to enter into a license agreement for its retail marketing business (the "Retail Marketing License") on or prior to May 30, 1998. The Retail Marketing Licenses will entitle such licensee to the exclusive rights to vend the Company's current products and any enhancements thereof worldwide, whether as packaged products or as downloads from websites.

(b) The Company shall apply 50% of the proceeds of the Retail Marketing License to the prepayment of the Notes and Purchasers shall agree to the discharge of the Notes as follows:

(i) If such amounts shall be paid in cash only, Purchasers shall accept the amount of U.S. $1.5 million as payment in full of the Notes;

(ii) If such amounts shall be payable in cash and shares, the Purchasers shall accept the amount of U.S. $1.7 million as payment in full of the Notes, to be remitted 50% in cash and 50% in shares; provided, however, that the Purchasers shall, in their discretion, have determined that the issuer of the shares, the terms and conditions of the issuance of the shares and the shares shall be satisfactory to them and that the shares shall be fully tradeable, and duly registered and listed on the NASDAQ or a recognized national securities exchange, subject to restrictions on resale imposed by licensee;

(iii) In the event that 50% of the consideration shall be less than U.S. $1.5 million (in the case of all cash payments) or U.S. $1.7 million (in the case of payments in cash and shares), the Company shall remain liable or the Notes to the extent of the difference between such amount and the amount prepaid; and

(iv) Notwithstanding paragraph (ii) above, in the event that the consideration received shall be (A) less than U.S. $3 million and (b) partly in cash and partly in shares, then the Company shall apply 50% of the cash and 50% of the shares received towards prepayment of the Notes (subject to the conditions set forth in paragraph (ii)) and the Company shall remain liable for the difference between U.S. $1.7 million and the amount prepaid.

(c) In all cases in Section 4(b) above, any shares issued as consideration for the Retail Marketing License shall be valued by Purchasers in their reasonable discretion, which valuation shall be conclusive.

(d) Counsel for the Company shall have delivered legal opinions from Canadian and U.S. counsel to the Company, in form and substance satisfactory to Purchasers, not later than five days from the date hereof.

5. Notices. Section 14(d) of the Original Agreement is hereby amended such that the Company's address for notices shall be:

PeakSoft Corporation
3614 Meridian, Suite 100
Bellingham, Washington 98225
Attention:  Doug Foster
Telephone:  (360) 752-1100
Telecopier: (360) 752-0086

The reference to Bennett Jones Verchere in such section shall be deleted.

6. Effect of Amendment. As amended herein, the Original Agreement, as amended by the Amendments, shall remain in full force and effect.

In Witness Whereof, the parties have caused this Agreement to be duly executed and delivered as of the date first above written.


PeakSoft Corporation


By:
Name:
Title:


The Liverpool Limited Partnership

By:  Liverpool Associates, Ltd.
General Partner


By:
Paul Singer, President


Westgate International, L.P.

By:  Martley International, Inc.
Attorney-in-Fact


By:
Paul Singer, President

SCHEDULE A
Purchaser   Amt of First  Amt of 2nd  Amt of Warrants        Amt of Warrants
            First Notes   Notes       to be Issued Upon      to be issued Upon
            Purchased     Purchased   1st Note Purchase      2nd Note Purchase
--------------------------------------------------------------------------------
Westgate    $562,500     $ 70,000   to purchase 1,560,038    to purchase 250,000
                                       Common Sahres           Common Shares
Liverpool   $562,500     $ 70,000   to purchase 1,560,037    to purchase 250,000
                                       Common Shares           Common Shares

Exhibit 14 - Senior Promissory Note - March 1998


This note has not been registered under the U.S. Securities Act of 1933, as amended. This Note has been acquired for investment and may not be sold, assigned or transferred in the absence of an effective registration statement under the Securities Act of 1933, as amended or an exemption therefrom. This note may not be transferred to any resident of the Province of Alberta until June __, 1997.


Senior Promissory Note

U.S.$70,000     Dated:  March ___, 1998


For Value Received, the undersigned, PeakSoft Corporation (formerly Peak Technologies Inc.), an Alberta corporation with offices at 3614 Meridian, Suite 100, Bellingham, Washington 98225 ("the Company"), promises to pay to the order of Westgate International, L.P., c/o Midland Bank Trust Corporation (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Island, British West Indies ("Lender"), in lawful money of the United States, the principal sum of Seventy Thousand Dollars ($70,000) on September 9, 1999 or at such earlier time at which this Promissory Note (this "Note") becomes due and payable in accordance with its terms (the "Maturity Date") and to pay interest on the principal sum outstanding on this Note in cash, at the rate of 12% per annum due quarterly in arrears on the first day of January, April, July and October of each year (each "an Interest Payment Date"), with the first payment due on July 1, 1998. Terms used herein and not defined shall have the meaning set forth in the Note Purchase Agreement (as defined below).

This Note is subject to the following additional provisions:

1. Default Interest. Notwithstanding anything contained herein, this Note shall bear interest, from and after the occurrence and during the continuance of a default hereunder, at the rate equal to the lower of eighteen percent (18%) per annum or the highest rate permitted by law. Unless otherwise agreed or required by applicable law, payments will be applied first to any unpaid collection costs, then to unpaid interest and fees and any remaining amount to principal.

2. Optional Redemption. The Company may, at its option, redeem this Note, in whole only (an "Optional Redemption"), provided that the Company shall have also elected to simultaneously redeem pro rata (a) all First Notes and (b) all other Second Notes if, by sending the Lender written notice (a "Redemption Notice"), which shall specify a date for such redemption (the "Redemption Date") which shall be a date not less than 20 nor more than 30 days from the date of the Redemption Notice. Upon receipt by Lender of such Notice, the Note shall become due and payable on the Redemption Date in the amount of principal amount to be redeemed on the Redemption Date plus any accrued interest on such date. This Note shall not be prepayable or redeemable except in accordance with this
Section 2.

3. No Impairment. The Company shall not intentionally take any action which would impair the rights of Lender hereunder.

4. Obligations Absolute. No provision of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, and interest on, this Note at the time, place and rate, and in the manner, herein prescribed.

5. Waivers of Demand, Etc. The Company and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, hereby expressly waives demand and presentment for payment, notice of nonpayment, protest, notice of protest, notice of dishonor, notice of acceleration or intent to accelerate, all other notices whatsoever and bringing of suit and diligence in taking any action to collect amounts called for hereunder, and will be directly and primarily liable for the payment of all sums owing and to be owing hereon, regardless of and without any notice, diligence, act or omission as or with respect to the collection of any amount called for hereunder.

6. Replacement Note. In the event that Lender notifies the Company that this Note has been lost, stolen or destroyed, a replacement Note identical in all respects to the original Note (except for the outstanding principal amount, if different than that shown on the original Note), shall be delivered to Lender, provided that the Lender executes and delivers to the Company an agreement reasonably satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with this Note.

7. Note Purchase Agreement; Other Agreements. This Note is being executed and delivered to Lender by the Company pursuant to a certain Note Purchase Agreement, dated as of September 9, 1997, as amended through the date hereof and from time to time thereafter, by and between the Company and Lender (the "Note Purchase Agreement") and is entitled to the benefits thereof. The Companys obligations under this Note are secured by a (i) first Lien on all of the inventory and accounts receivable of a subsidiary of the Company pursuant to the Security Agreement, dated the date hereof, by and between Lender and the Company (the "Security Agreement") and (ii) a guaranty of such subsidiary (the "Subsidiary Guaranty") and, in each case, are entitled to the benefits thereof. In addition the obligations under this Note are secured by a cash escrow agreement between the Lender, the Company and Key Trust Company, N.A. as escrow agent, as amended through the date hereof and from time to time thereafter (the "Escrow Agreement") and are entitled to the benefits thereof.

8. Merger, Consolidation. If at any time there occurs any consolidation or merger of the Company with or into any other corporation or other entity or person (whether or not the Company is the surviving corporation), or any other corporate reorganization or transaction or series of related transactions in which in excess of 50% of the Company's voting power is transferred or sale of all or substantially all of the Company's assets (a "Section 8 Transaction"), Lender may (but is not required to) treat the Commencement Date of any Section 8 Transaction as a Redemption Date and shall be entitled to have the Company redeem this Note in whole or in part at the redemption price equal to 110% of the principal amount in addition to accrued interest thereon. The Company shall provide Lender at least 20 days' prior written notice of any Section 8 Transaction. Lender shall be entitled to make such election at any time up to 10 days after receipt of such written notice of a Section 8 Transaction. For purposes of this Section 8, the "Commencement Date" shall be earlier of (i) the day upon which the Section 8 Transaction is announced by the Company to the public or (ii) the day upon which notice of such transaction is received by Lender.

9. Payment of Expenses. The Company agrees to pay all debts and expenses, including reasonable attorneys' fees and expenses, which may be incurred by the Lender in enforcing this Note and/or collecting any amount due under this Note or the Note Purchase Agreement.

10. Gross-up. All payments under this Note will be made without any deduction or withholding on account of any withholding tax unless such deduction or withholding is required by applicable law, in which case the Company shall pay Lender such additional amount as is necessary to ensure that the net amount received by Lender on this Note shall equal the full amount it would have received had no such deduction or withholding been required.

11. Savings Clause. In case any provision of this Note is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Note will not in any way be affected or impaired thereby. In no event shall the amount of interest paid hereunder exceed the maximum rate of interest on the unpaid principal balance hereof allowable by applicable law. If any sum is collected in excess of the applicable maximum rate, the excess collected shall be applied to reduce the principal debt. If the interest actually collected hereunder is still in excess of the applicable maximum rate, the interest rate shall be reduced so as not to exceed the maximum amount allowable under law.

12. Amendment. Neither this Note nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Company and Lender.

13. Assignment, Etc. Lender may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of the Lender) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all of the rights of Lender under this Note, the Note Agreement, the Security Agreement and the Registration Rights Agreement and shall be subject to the terms thereof. This Note shall be binding upon the Company and its successors and shall inure to the benefit of the Lender and its successors and assigns.

14. Events of Default. If one or more of the following described "Events of Default" shall occur:

(i) Failure of the Company to timely pay in full any amounts due under this Note;

(ii) Breach of any provision of Section 6 of the Note Purchase Agreement by the Company or any subsidiary of the Company;

(iii) Any other breach or non-compliance by the Company or subsidiary of the Company with any provision, including, without limitation, any representation, warranty or covenant, hereof, in the Note Purchase Agreement, in the Registration Rights Agreement, in the Security Agreement. the Subsidiary Guaranty or the Warrants (as defined in the Note Purchase Agreement), provided, that in such events the Lender shall have provided the Company with written notice of such breaches or non-compliance and shall provide an opportunity to cure for a period of 30 days;

(iv) The Company shall (1) become insolvent; (2) admit in writing its inability to pay its debts generally as they mature; (3) make a general assignment for the benefit of creditors or commence proceedings for its dissolution; or (4) apply for or consent to the appointment of a trustee, liquidator or receiver for it or for a substantial part of its property or business;

(v) A trustee, liquidator or receiver shall be appointed for the Company or for a substantial part of its property or business without its consent and shall not be discharged within forty-five (45) days after such appointment;

(vi) Any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or any substantial portion of the properties or assets of the Company and shall not be dismissed within forty-five (45) days thereafter;

(vii) Any money judgment, writ or warrant of attachment, or similar process in excess of Five Hundred Thousand U.S. Dollars (US$500,000) in the aggregate shall be entered or filed against the Company or any of its properties or other assets and shall remain unpaid, unvacated, unbonded and unstayed for a period of forty-five (45) days;

(viii) Bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings, or relief under any bankruptcy law or any law for the relief of debt shall be instituted by or against the Company and, if instituted against the Company, shall not be dismissed within forty-five (45) days after such institution or the Company shall by action or answer approve of, consent to, or acquiesce in any such proceedings or admit to any material allegations of, or default in answering a petition filed in, any such proceeding;

then, or at any time thereafter, and in each and every such case, unless such Event of Default shall have been waived in writing by the Lender (which waiver shall not be deemed to be a waiver of any subsequent default) at the option of the Lender and in the Lender's sole discretion, the Lender may, by notice to the Company declare this Note immediately due and payable, and the Lender may immediately, and without expiration of any period of grace, enforce any and all of the Lender's rights and remedies provided herein or any other rights or remedies afforded by law.

15. No Waiver. No failure on the part of Lender to exercise, and no delay in exercising any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by Lender of any right, remedy or power hereunder preclude any other or future exercise of any other right, remedy or power. Each and every right, remedy or power hereby granted to Lender or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by Lender from time to time.

16. Miscellaneous. Unless otherwise provided herein, any notice or other communication to the Company hereunder shall be sufficiently given if in writing and personally delivered or mailed to the Company by certified mail, return receipt requested, at its address set forth above or such other address as it may designate for itself in such notice to Lender, and communications shall be deemed to have been received when delivered personally or, if sent by mail or facsimile, then when actually received by the party to whom it is addressed. Whenever the sense of this Note requires, words in the singular shall be deemed to include the plural and words in the plural shall be deemed to include the singular. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing,, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may (1) renew, extend (repeatedly and for any length of time) or modify this Note, or release any party or any guarantor or collateral, (2) impair, fail to realize upon or perfect any security interest Lender may have from time to time in collateral, or (3) take any other action deemed necessary by Lender, in each case without the consent of or notice to anyone and without releasing the Company or any guarantor from any liability.

17. Choice of Law and Venue; Waiver of Jury Trial.

(a) This Note will be governed by and construed in accordance with the laws of the State of New York without regard to any conflicts of laws provisions thereof that would otherwise require the application of the law of any other jurisdiction.

(b) The Company irrevocably submits to the exclusive jurisdiction of any State or Federal Court sitting in the State of New York over any suit, action, or proceeding arising out of or relating to this Agreement. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that suit, action, or proceeding has been brought in an inconvenient forum.

The Company agrees that the service of process upon it mailed by certified or registered mail (and service so made shall be deemed complete five days after the same has been posted as aforesaid) or by personal service shall be deemed in every respect effective service of process upon it in any such suit or proceeding. Nothing herein shall affect Lender's right to serve process in any other manner permitted by law. The Company agrees that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

(c) The Company hereto knowingly and voluntarily waives any and all rights it may have to a trial by jury with respect to any litigation based on, or arising out of, under, or in connection with, this Note.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed by an officer thereunto duly authorized.


PEAKSOFT CORPORATION


By:
Print Name:
Print Title:

Fax No: ____________________

ATTEST

Exhibit 15 - Guaranty of PeakSoft Corporation (USA), Inc. - March 1998


PEAK TECHNOLOGIES INC., an Alberta corporation (the "Company"), and the corporate parent and sole shareholder of PEAKSOFT CORPORATION (USA), INC., a Washington corporation (the "Guarantor,"), has issued to THE LIVERPOOL LIMITED PARTNERSHIP, a Bermuda limited partnership ("Payee"), a 12% senior note, dated the date hereof and due September 9, 1999, in the original principal amount of US$562,500 (the "First Note") and may, pursuant to the terms of the Note Purchase Agreement, dated as of September 9, 1997, by and among the Company and Payee (the "Note Purchase Agreement") issue to Payee a second 12% senior note due September 9, 1999, in the original principal amount of US$437,500 (the "Second Note" and together with the First Note, the "Notes").

Section 1. Guaranty. In consideration of Payee purchasing the First Note, the Guarantor hereby irrevocably and unconditionally guarantees to the Payee the full performance when due of any and all obligations and undertakings of the Company under the Notes (such obligations and undertakings shall hereinafter be referred to as the "Obligations"), together with all reasonable attorneys fees, disbursements and all other costs and expenses of collections incurred by Payee in enforcing any of such Obligations

Section 2. Certain Guarantor Waivers.

(a) Waivers of Notice, Etc. The Guarantor waives notice of acceptance of this Guaranty and notice of the creation or performance of any of the Obligations, and waives presentment, demand of payment, protest or notice of protest, notice of dishonor or nonperformance of any of the Obligations, suit or taking other action or non-action by the Payee, the Company or any other guarantor against, and any other notice to, any party liable thereon (including, without limitation, Guarantor). The Guarantor also hereby waives any notice of default by the Company and any other notice to which the Guarantor might otherwise be entitled, the right to interpose any counterclaim or consolidate any other action with an action on this Guaranty, and the benefit of any statute of limitations affecting its liabilities hereunder or the enforcement hereof. No act or omission of any kind in connection with any of the foregoing shall in any way impair or otherwise affect the legality, validity, binding effect or enforceability of any term or provision of this Guaranty or any of the obligations of any Guarantor hereunder.

(b) Guaranty Not Affected. The Guarantor hereby covenants, agrees and consents that Payee may, at any time and from time to time (whether or not after revocation or termination of this Guaranty), without incurring responsibility to Guarantor, and without impairing or releasing any of the obligations of Guarantor hereunder and, upon or without any terms or conditions, and in whole or in part: (i) agree with the Company to change the manner, place or terms of performance, including (without limitation) any change or extend the time of performance of, renew or alter, any of the Obligations, any security therefor, or any other liability incurred directly or indirectly in respect thereof, or to make any other change in the Obligations, and the guaranty herein made shall apply to the Obligations as so changed, extended, renewed or altered; (ii) take additional security, as per agreement with the Company, for or sell, exchange, release, surrender, substitute, realize upon or otherwise deal with in any manner and in any order any property by whomsoever at any time pledged or mortgaged to secure, or howsoever securing, any of the Obligations or any other liabilities (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof, and/or any offset thereagainst; (iii) exercise or refrain from exercising any rights against the Company or others (including, without limitation, Guarantor) or otherwise act or refrain from acting; (iv) settle or compromise any Obligation, any security therefor, or any liability (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof, and/or subordinate to the performance of all or any part thereof to the performance of any of the Obligations (whether due or not) to creditors of of the Company other than Payee and Guarantor; (v) apply any sums by whomsoever paid or howsoever realized to any Obligation regardless of what Obligations remain unperformed; (vi) cancel, compromise, modify or waive the provisions of any document relating to any of the Obligations; (vii) release any other guarantor or surety of the Obligations; and (viii) grant the Company any indulgence as Payee may, in its sole discretion, determine.

(c) Failure to Perfect Lien, Etc. No failure by Payee to file, record or otherwise perfect any lien or security interest, nor any improper filing or recording, nor any failure by Payee to insure or protect any security nor any other dealing (or failure to deal) with any security by Payee with respect to any of the Obligations, shall impair or release any of the Obligations of the Guarantor hereunder. No invalidity, irregularity or unenforceability of all or any part of the Obligations or of any security therefor shall affect, impair or be a defense to this Guaranty, and this Guaranty is a primary obligation of the Guarantor.

(d) Waiver of Subrogation. No payment by the Guarantor except the indefeasible performance in full of the Obligations shall entitle the Guarantor to be subrogated to any of the rights of Payee. The Guarantor shall not have any right of reimbursement or indemnity whatsoever or any right of recourse to or with respect to any assets or property of the Company or to any security for the Obligations unless and until all of the Obligations have been indefeasibly performed in full, other than as such reimbursement or indemnity rights are waived in the next paragraph below.

(e) Payment Guaranty; Waiver of Defenses, Counterclaims, Etc. The Guarantor hereby agrees that this Guaranty constitutes guaranty of payment, performance and compliance (and not a guaranty of collection only), and waives any right to require that any resort be had by Payee to the Company or any other guarantor or to any security pledged with respect to the performance of any of the Obligations. Further, this guaranty of payment is absolute and unconditional, and shall remain valid, binding and fully enforceable irrespective of any circumstance of any nature that might otherwise constitute a defense, offset, claim, abatement or counterclaim that the Guarantor or the Company may assert against Payee with respect to any of the Obligations or otherwise, including, but not limited to, failure of consideration, fraudulent inducement, breach of warranty, statute of frauds, statute of limitations, accord and satisfaction, and usury, and irrespective of the validity, legality, binding effect or enforceability of the terms of any agreement or instrument relating to any of the Obligations. The Guarantor hereby absolutely, unconditionally and irrevocably waives any and all rights to assert any such defenses, offsets, claims, abatements and counterclaims. In the event Payee is not permitted or otherwise unable (because of the pendency of any bankruptcy, insolvency, receivership or other similar proceeding) to accelerate the Obligations but would otherwise be permitted to do so at such time pursuant to the Notes, Payee may demand performance in full under this Guaranty as if all of the Obligations had been duly accelerated, and Guarantor will not raise, and hereby expressly waive, any claim or defense with respect to such acceleration.

Section 3. Remedies. In the case of any proceedings to collect any obligations of the Guarantor, the Guarantor shall pay all reasonable costs and expenses of every kind incurred in respect of collection and enforcement of this Guaranty, including reasonable attorneys' fees and disbursements. Upon the occurrence and during the continuance of any failure of any of the Obligations to be performed when due, the Payee may elect to nonjudicially or judicially foreclose against any real or personal property security it holds for the Obligations, including, without limitation, security under the Security Agreement, dated the date hereof, between the Payee and the Guarantor (the "Security Agreement"), or any part thereof, or accept an assignment of any such security in lieu of foreclosure or compromise or adjust any part of the Obligations, or make any other accommodation with the Company or any other guarantor, pledgor or surety, or exercise any other remedy against the Company or any other guarantor, pledgor or surety, or any security, in accordance with and subject to the provisions of the documents creating such security interests. No such action by Payee will release, limit or otherwise affect the obligations of the Guarantor to Payee, even if the effect of that action is to deprive such Guarantor of the right to collect any reimbursement from the Company or any other person for any sums paid to Payee and such Guarantor, unless such action results in Payee being paid in full for all Notes outstanding.

Section 4. Reinstatement, Indemnification, Etc. If claim is ever made upon Payee for repayment, return, restoration or other recovery of any amount or amounts received by Payee in payment or on account of any of the Obligations, and Payee repays all or part of such amount: (a) because such payment or application of proceeds is or may be avoided, invalidated, declared fraudulent, set aside or determined to be void or voidable as a preferential transfer, fraudulent conveyance, impermissible set-off or a diversion of trust funds; or (b) for any other reason, including (without limitation) by reason of (i) any judgment, decree or order of any court or administrative body having jurisdiction over Payee or any of its property, or (ii) any settlement or compromise of any such claim effect by Payee with any such claimant (including the Company); then, and in such event, the Guarantor agrees that any such judgment, decree, order, settlement or compromise shall be binding upon the Guarantor, notwithstanding any revocation hereof or the cancellation of any note or other instrument or document evidencing any of the Obligations and the obligations of the Guarantor hereunder shall continue to apply, or shall automatically (and without further action) be reinstated if not then in effect, as the case may be, and the Guarantor shall be and remain liable to Payee hereunder for the amount so repaid or recovered to the same extent as if such amount had never originally received by Payee. The Guarantor hereby indemnifies Payee, and agrees to reimburse and hold Payee harmless on demand, amounts paid in settlement and expenses (including reasonable attorneys fees and courts costs) brought against or incurred by Payee and arising out of, relating to or in connection with any of the Obligations.

Section 5. Waiver of Rights, Etc. No delay on the part of Payee in exercising any of its options, powers or rights, or partial or single exercise thereof, shall consitute a waiver thereof. No waiver of any of its rights hereunder, and no modification or amendment of this Guaranty, shall be deemed to be made by Payee unless the same shall be in writing, duly signed by an authorized representative of Payee on behalf of Payee, and each such waiver, if any, shall apply only with respect to the specific instance involved, and shall in no way impair the rights of Payee or the obligations of the Guarantor to Payee in any other respect at any other time.

Section 6. Enforcement, Etc. Payee, in its sole discretion, may proceed to exercise or enforce any right, power, privilege, remedy or interest that Payee may have under this Guaranty, the Obligations or any applicable law, at law, in equity, in rem or in any other forum available under applicable law, without notice except as otherwise expressly required by law provided herein; without pursuing, exhausting or otherwise exercising or enforcing any other right, power, privilege, remedy or interest that Payee may have against or in respect of the Guarantor, the Obligations, the Company, any other guarantor, surety, pledgor, collateral or any other person or thing; and without regard to any act or omission of Payee or any other person.

Section 7. Representation and Covenants. The Guarantor hereby restates the representations and warranties applicable to it contained in Section 3 of the Note Purchase Agreement and the Guarantor agrees to comply with the covenants contained in Sections 5 and 6 of the Note Purchase Agreement.

Section 8. Reliance. The Guarantor expressly acknowledges that the Guarantor has not received or relied upon any oral or written agreements, understandings, representations or warranties from Payee or any other party with respect to this Guaranty (or any of Guarantors obligations hereunder), and that this Guaranty contains the entire understanding of the parties with respect to the subject matter hereof and supersedes and replaces any and all prior oral or written agreements and understandings with respect thereto.

Section 9. Successors and Assigns; Assignment. This Guaranty is binding upon the Guarantors and their successors, and shall inure to the benefit of Payee and its successors and assigns. This Guaranty may not be assigned by the Guarantor, but the Payee may assign this Guaranty to any assignee of the Notes.

Section 10. Modification, Etc. This Guaranty cannot be terminated or changed orally and no provision hereof may be modified or waived except in writing by Payee and the Guarantor.

Section 11. Section and Other Headings. The Sections and other headings contained in this Guaranty are for reference purposes only and shall not affect the meaning or interpretation of this Guaranty.

Section 12. Notices. Any notice to be given hereunder shall be given (except as otherwise expressly set forth herein) by registered prepaid airmail, air courier service or by fax or may be delivered by hand and shall be deemed to have been received, if given by registered prepaid airmail, three days after posting; if given by fax, on receipt of the fax confirmation; and if delivered by hand or by air courier, at the time of such delivery if to Payee:

The Liverpool Limited Partnership
A.S. & K. Services Ltd.
P.O. HM 1179
Hamilton HM EX
Bermuda
Attention:      Yvonne Powell
Telephone:      (441) 295-2244
Telecopier:     (441) 295-5328

if to the Guarantor:

PeakSoft Corporation (USA), Inc.
3614 Meridian, Suite 100
Bellingham, Washington 98225
Telephone: (360) 752-1100
Telecopier:(360) 752-0086
Attention:  Doug Foster

Section 13. Choice of Law and Venue; Waiver of Jury Trial.

(a) THIS GUARANTY WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ANY CONFLICTS OF LAWS PROVISIONS THEREOF THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.

(b) The Guarantor irrevocably submits to the exclusive jurisdiction of any State or Federal Court sitting in the State of New York, New York County, over any suit, action, or proceeding arising out of or relating to this Agreement. The Guarantor irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that suit, action, or proceeding has been brought in an inconvenient forum.

The Guarantor further agrees that the service of process upon it, mailed by certified or registered mail (and service so made shall be deemed complete five days after the same has been posted as aforesaid) or by personal service shall be deemed in every respect effective service of process upon it in any such suit or proceeding. Nothing herein shall affect Payee's right to serve process in any other manner permitted by law. The Guarantor agrees that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

(c) The Guarantor hereto knowingly and voluntarily waives any and all rights it may have to a trial by jury with respect to any litigation based on, or arising out of, under, or in connection with, this Guaranty.


Dated the __ day of March, 1998


PEAKSOFT CORPORATION (USA), INC.


By:

Exhibit 16 - Note Purchase Agreement - June 10, 1998


Note Purchase Agreement, dated as of June 10, 1998, by and among PeakSoft Corporation (Formerly Peak Technologies, Inc.,) an Alberta corporation (the "Company"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate") and The Liverpool Limited Partnership, a Bermuda limited partnership ("Liverpool" and together with Westgate, "Purchasers").

W I T N E S S E T H:

Whereas, the Company desires to sell to Purchasers, and Purchasers desire to purchase from the Company, subject to the terms and provisions of this Agreement, 12% senior promissory notes, in the aggregate original principal amount of $150,000 and maturing on June 10, 2000, in the form of Exhibit A attached hereto (the "Notes" ); and

Whereas, among other things set forth in this Agreement, the parties desire in addition that the Notes be secured by all of the Company's inventory and accounts receivable.

        Now, Therefore, in consideration of the mutual covenants and agreements contained herein, the parties to this Agreement (the "Parties") hereby agree as follows:

1. Definitions. All references herein to "$" or "Dollars" shall refer to U.S. Dollars.

"Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act of 1934, as amended.

"Canadian Person" means: (i) any natural person resident in Canada; (ii) any unincorporated association, syndicate, or other organization, partnership or corporation resident in Canada or organized or incorporated under the laws of Canada or any province or territory thereof; (iii) any estate situated in Canada or of which the sole executor or administrator or a majority of the executors or administrators are Canadian Persons; (iv) any trust situated in Canada or of which the sole trustee or a majority of the trustees are Canadian Persons;
(v) a non-Canadian entity (or any agency or branch thereof) located in Canada;
(vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a Canadian Person; and (vii) any non-Canadian partnership or corporation formed by a Canadian Person principally for investing in securities exempt from the registration and prospectus requirements of Canadian securities laws; provided, that, notwithstanding clause (v) above, any agency or branch of a Canadian Person located outside of Canada shall not be deemed to be a Canadian Person if
(x) the agency or branch is operated for valid business reasons, and (y) it is engaged in the business of insurance of banking and is subject to substantive insurance or banking regulations, respectively, in the jurisdiction where it is located and is purchasing as principal or as agent for a non-Canadian entity
(or an agency or branch thereof) located outside of Canada.

"Investment" means as applied to any Person, any direct or indirect purchase or other acquisition by such Person of stock or other securities of any other Person, or any direct or indirect loan, advance (other than advances to employees for moving and travel expenses, drawing accounts and similar expenditures in the ordinary course of business) or capital contribution by such Person to any other Person.

"Material" means material to the business of the Company and its subsidiaries taken as a whole.

"Material Adverse Effect" means any effect on the business, operations, properties, prospects, or financial condition of the entity with respect to which such term is used and which is material and adverse to the financial condition or business operations of such entity or to other entities controlling or controlled by such entity, and/or any condition or situation which would prohibit or otherwise interfere with the ability of the entity with respect to which said term is used to enter into and perform its obligations under the Transaction Documents.

"Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

"Permitted Liens" means (i) liens imposed by mandatory provisions of law such as materialmens, mechanic's or warehousemen's; (ii) liens for taxes, assessments and governmental charges or levies imposed upon the Company or its subsidiaries or their income, profits or property, if the same are not yet due and payable or if the same are contested in good faith and as to which adequate reserves have been provided; (iii) pledges or deposits made to secure payment of workers' compensation insurance, unemployment insurance, pensions or social security programs or to secure the performance of letters of credits, bids, tenders, public or statutory obligations, surety, performance bonds and other similar obligations; and (iv) encumbrances consisting of zoning restrictions, easements, or other restrictions on the use of real property, provided that such do not impair the use of such property for the uses intended and none of which is violated by existing or proposed structures or land use.

"Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a limited liability company, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

"Transaction Documents" means this Agreement, the Notes, the Security Agreement and the Subsidiary Guaranty (each as defined in Section 8(a)).

2. Purchase and Sale of the Notes.

(a) Basic Transaction. On and subject to the terms and conditions of this Agreement, each Purchaser agrees to purchase from the Company, and the Company agrees to sell to such Purchaser, the Notes, in the amounts set forth on Schedule A attached hereto opposite such Purchaser's name, for the consideration, and subject to the conditions, specified below in this Section 2.

(b) Purchase Price. Each Purchaser agrees to pay to the Company the sums for the Notes set forth opposite such Purchaser's name on Schedule A attached hereto.

(c) The Closing. The closing of the purchase of the Notes (the "Closing") shall take place at the offices of Kleinberg, Kaplan, Wolff & Cohen, P.C. in New York,

New York, or such other place as the parties may agree to, commencing at 11:00 a.m. local time on the second business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the purchase of the Notes (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as the Purchasers and the Company may mutually determine (the "Closing Date").

(d) Deliveries at the Closing. At the Closing, (i) the Company will deliver to the Purchasers the various certificates, instruments, and documents referred to in Section 8(a) and (ii) the Purchasers will deliver to the Company the consideration specified for such Closing in Section 2(b) above.

3. Representations and Warranties of the Company. The Company hereby represents and warrants to each Purchaser that:

(a) Organization; Good Standing. It is a corporation duly organized, validly existing and in good standing under the laws of the Province of Alberta and has all requisite corporate power and authority to carry on its business as now conducted. Attached as EXHIBIT 3(a) hereto are copies of the constating documents of the Company. Each direct or indirect subsidiary of the Company (each a "Subsidiary" and collectively, the "Subsidiaries") is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Attached as SCHEDULE 3(a) is a list of all Subsidiaries, indicating domiciles and jurisdictions of organization.

(b) Foreign Qualification; Offices. It and each Subsidiary is duly qualified and in good standing, as a foreign corporation authorized to do business in each jurisdiction (other than its jurisdiction of organization) in which the nature of its activities or the character of the properties it owns or leases makes such qualification necessary. Set forth in SCHEDULE 3(b) is a list of all foreign jurisdictions where business is conducted by the Company or any Subsidiary and where the Company or any Subsidiary is qualified as a foreign corporation. The Company has its principal offices at 3614 Meridian, Suite 100, Bellingham, Washington 98225.

(c) Authorization, Enforceability. (i) It and each Subsidiary has the requisite corporate power and authority to enter into and perform the Transaction Documents to which it is a party, (ii) the execution, issuance, delivery and performance of the Transaction Documents have been, or shall have been prior to the Closing Date, duly authorized by all necessary corporate action, and no further consent or authorization of its or the Subsidiaries' Board of Directors or shareholders is, or will be, prior to the Closing Date, required, (iii) the Transaction Documents have been duly executed and delivered by it or the Subsidiaries, as the case may be; (iv) the Transaction Documents to which it is a party are its valid and binding obligations enforceable against it in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application; and (v) the Transaction Documents to which each Subsidiary is a party are such Subsidiarys valid and binding obligations enforceable against such Subsidiary in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, or similar laws relating to, or affecting generally the enforcement of, creditors rights and remedies or by other equitable principles of general application.

(d) Non-Contravention. The execution, delivery and performance of the Transaction Documents by it and by the Subsidiaries and the consummation by them of the transactions contemplated hereby and thereby, do not and will not (i) result in a violation of the articles of incorporation or certificate of organization, as applicable, or by-laws or other organizational or constating documents of the Company or the Subsidiaries; (ii) conflict with, or constitute a default (or an event which with notice of lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Material agreement, indenture or instrument to which it or any Subsidiary is a party; or (iii) result in a violation of any applicable law, rule, regulation, order, judgment or decree applicable to it or any Subsidiary or by which any of its property or assets or the property or assets of any Subsidiary is bound or affected (except for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect).

(e) Capitalization. The Company has an authorized capitalization consisting of
(i) an unlimited number of Common Shares of which 13,565,464 shares are outstanding and (ii) an unlimited number of non-voting preferred shares, none of which are outstanding. All of the issued and outstanding Common Shares have been duly and validly authorized and issued and are fully paid and non-assessable. Except as set forth in SCHEDULE 3(e), there are no options, warrants, convertible securities, contracts or other rights to purchase, exchange or convert into, any shares of capital stock of the Company nor any voting trust or arrangements relating thereto.

(f) [Intentionally left blank]

(g) [Intentionally left blank]

(h) Consents; Filings. Other than required filings under the Security Agreement (as defined in Section 8(a)), it is not required under any applicable law, rule or regulation in the United States or Canada to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency, or any non-governmental third person, in order for it to execute, deliver or perform any of its obligations under the Transaction Documents, including without limitation, any filing under the U.S. Hart-Scott-Rodino Antitrusts Improvement Act of 1976, as amended, or any Form 20 filing in the Province of Alberta.

(i) Title to Assets. It and each Subsidiary has record or registered title in fee simple to, or valid and subsisting leasehold interests in, all of its real property and good title to all of its personal property, and none of such property is subject to any lien, claim, option, charge or encumbrance of any nature, except for (i) Permitted Liens; (ii) liens securing other indebtedness to Purchasers and (iii) the liens created by the Security Agreement.

(j) Intellectual Property. The Company (and/or the Subsidiaries) owns or has licenses to use certain patents, copyrights and trademarks ("Intellectual Property") associated with its business, which are set forth on SCHEDULE 3(j). The Company and the Subsidiaries have no reason to believe that the Intellectual Property rights which it owns are invalid or unenforceable or that the use of such Intellectual Property by the Company or its Subsidiaries infringes upon or conflicts with any right of any third party, and neither the Company nor any Subsidiaries has received notice of any such infringement or conflict. The

Company and the Subsidiaries have no knowledge of any infringement of their Intellectual Property by any third party.

(k) Legal Compliance; Securities Law. Its business (and the business of the Subsidiaries) is not being conducted in violation of any applicable law, ordinance or regulation of any governmental entity in which it is incorporated, domiciled, or conducts business, except for possible violations which either singly or in the aggregate do not and will not have a Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on
SCHEDULE 3(k), the Company is a reporting issuer not in default of any requirement of the Securities Act (Alberta), or of any requirements of the Alberta Stock Exchange.

(l) No Litigation. Except as set forth on SCHEDULE 3(l), there is no litigation, investigation or proceeding of or before any arbitrator, court or other governmental authority pending, or to its best knowledge, threatened by or against the Company, any Subsidiary or against any of their respective properties or revenues which could have a Material Adverse Effect.

(m) Disclosure Documents; Financial Statements. The Common Shares are listed for trading on the Alberta Stock Exchange and the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the Alberta Stock Exchange, the Alberta Securities Commission, or pursuant to any applicable law, rule or regulation. Alberta Stock Exchange approval is not required with respect to the sale of the Notes hereunder. The Company has delivered or made available to the Purchaser true and complete copies of all such documents, together with all reports distributed to shareholders (collectively "Disclosure Documents") filed or distributed since December 31, 1994; such documents are listed on SCHEDULE 3(m). As of their respective dates, the Disclosure Documents complied in all material respects with the requirements of applicable law, rules and regulations, and none of the Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Disclosure Documents comply as to form in all material respects with applicable accounting requirements and applicable rules and regulations. Such financial statements have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the periods involved and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit agreements).

(n) No Material Adverse Change. Since June 30, 1997, the date through which the most recent annual questionnaire has been prepared and filed with the Alberta Stock Exchange, a copy of which is included in the Disclosure Documents, no change which would have a Material Adverse Effect has occurred or exists with respect to the Company or the Subsidiaries.

(o) No Undisclosed Liabilities. The Company and the Subsidiaries have no liabilities or obligations not disclosed in the Disclosure Documents, other than those liabilities incurred in the Ordinary Course of Business since June 30, 1997, which liabilities, individually or in the aggregate, do not or would not have a Material Adverse Effect on the Company or the Subsidiaries.

(p) No Undisclosed Events or Circumstances. No event or circumstance has occurred or exists with respect to the Company or the Subsidiaries or their respective businesses, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.

4. Representations, Warranties and Covenants of the Purchasers.

(a) Each Purchaser hereby represents, warrants and agrees that the Notes and the Warrants are being acquired for its own account and for investment and not with a view to resale or distribution.

(b) Each Purchaser represents that it is not a "Canadian Person."

(c) No Purchaser will offer to sell or sell the Notes prior to the expiration of the period ending 90 days from the date such securities are acquired (the "Restricted Period"), to a person in Canada or to a Canadian Person or to any other person for the account or benefit of a Canadian Person, except for offers or sales of such securities on a basis in compliance with or exempt from the registration requirements, and in compliance with or exempt from the prospectus preparation and filing requirements, of applicable Canadian securities laws. Each Purchaser agrees to require each person who purchases any such securities from such Purchaser prior to the expiration of the Restricted Period to agree that by purchasing such securities, such buyer represents and agrees that it will comply with the restrictions on offers and sales set forth above and will require of any other purchaser to whom it sells such securities a notice containing substantially the same statement.

(d) Each Purchaser further agrees not to sell Notes in the U.S. or to persons resident in the U.S. except in transactions which satisfy all applicable U.S. securities laws. Each Purchaser agrees to require each person who purchases any such securities from such Purchaser prior to the expiration of the Restricted Period to agree that by purchasing such securities, such buyer represents and agrees that it will comply with the restrictions on offers and sales set forth above and will require of any other purchaser to whom it sells such securities a notice containing substantially the same statement.

(e) Each Purchaser is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Transaction Documents to which each Purchaser is a party has been duly authorized by all necessary partnership action on the part of such Purchaser.

5. Affirmative Covenants. The Company covenants that from the date hereof and for so long as any portion of the Notes (or any amendment thereto or instrument issued in exchange therefor) shall remain outstanding, it will (and will cause each of the Subsidiaries to) observe or perform the following:

(a) Corporate Existence. Except as provided in the Consolidation (as defined in Section 9 herein), it will maintain its corporate existence in good standing and remain qualified to do business as a foreign corporation in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases makes such qualification necessary.

(b) Continuation of Business. It will continue to conduct its business of internet software manufacture and development in compliance with all applicable rules and regulations of applicable governmental authorities.

(c) Disclosure Documents. It will furnish to Purchasers a copy of each Disclosure Document filed or distributed hereinafter, not later than the date such document is filed with regulatory authorities or distributed to shareholders.

(d) Preservation of Business. It will keep its business and properties substantially intact, including present operations, physical facilities, working conditions, and relationships with lessors, licensors, suppliers, customers, and employees and will maintain its existing insurance policies.

(e) Full Access. Upon written request, the Company will permit representatives of the Purchasers to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Company, to all premises, properties, personnel, books, records, contracts, and documents of or pertaining to the Company. Notwithstanding the foregoing, the Company shall not provide the Purchaser any information which, according to applicable law, rule or regulation, should have been disclosed publicly by the Company prior to the date provided to the Purchaser, but which has not been disclosed.

(f) NASDAQ Listing. The Company agrees to apply, as soon as practicable, to have the Common Shares listed on either (i) the NASDAQ National Market ("NNM") or
(ii) the NASDAQ Small Cap Market ("NASDAQ Small Cap"), and concurrently therewith shall take all actions within its power and use its best efforts to have the Common Shares (i) registered under the U.S. Securities Exchange Act of 1934, as amended and the rules promulgated thereunder; and (ii) listed and trading on the NNM or the NASDAQ Small Cap.

6. Negative Covenants. The Company covenants that from the date hereof and for so long as any amounts under the Notes (or any amendment thereto or instrument issued in exchange therefor) remains outstanding, it will not (and will cause the Subsidiaries not to), without the prior written approval of holders of a majority in principal amount under the Notes:

(a) Except in connection with the Consolidation (as defined in Section 9), enter into any merger or consolidation or acquire assets of any other person, or sell, lease or otherwise dispose of its assets, or lease, license or permit the use of any Intellectual Property or other property, except in the Ordinary Course of Business where such transaction is at arm's length and in exchange for fair market value consideration, provided that the Company may sell or transfer assets not to exceed $100,000 in the aggregate outside the Ordinary Course of Business.

(b) Except in connection with the Consolidation or a transaction, in the amount of $300,000, in connection with the Consolidation (the "Permitted Financing"), sell or otherwise dispose of any shares of its capital stock or issue any additional shares of its capital stock or securities convertible, exchangeable or exercisable into shares of its capital stock other than pursuant to (i) exercise of the Warrants; (ii) pursuant to the current terms of options and warrants outstanding on the date hereof; or (iii) the issuance of incentive stock options to employees, officers and directors and consultants, not to be exercisable, in the aggregate, for more than 10% of the Common Shares outstanding from time to time; provided that such options shall be issued with an exercise price no lower than the closing market price for the Common Shares on the Alberta Stock Exchange at the time of issuance and shall comply with the rules of the Alberta Stock Exchange and other relevant regulatory authorities.

(c) Except as otherwise provided in the Transaction Documents, declare any dividends on any shares of any class of its capital stock, or apply any of its property or assets to the purchase, redemption or other retirement of, or set apart any sum for the payment of any dividends on, or for the purchase, redemption or other retirement of, or make any other distribution by reduction of capital or otherwise in respect of, any shares of any class of its capital stock;

(d) Directly or indirectly create, incur, assume, guarantee, or otherwise become or remain directly or indirectly liable with respect to, any indebtedness of any kind, other than indebtedness existing on the date hereof which amount is no greater than $300,000 not including indebtedness pursuant to the Notes, indebtedness to Purchasers, or indebtedness to trade creditors in the Ordinary Course of Business;

(e) Directly or indirectly create, incur, assume or permit to exist any lien, pledge, charge or encumbrance on or with respect to any of its property or assets (including any document or instrument in respect of goods or accounts receivable) or those of any of the Subsidiaries, whether now owned or held or hereafter acquired, or any income or profits therefrom, except for liens securing the Notes, Permitted Liens and as permitted pursuant to the terms of the Security Agreement;

(f) Except in connection with the Consolidation, directly or indirectly make or own any Investment in any Person except that the Company may form subsidiaries or enter into joint ventures, where the cash expenditures involved, do not, in the aggregate for all such entities exceed $100,000;

(g) Except in connection with the Consolidation, purchase or otherwise acquire any assets, in excess of $100,000 in the aggregate, after the date hereof, other than assets used in the Ordinary Course of Business;

(h) Relocate the principal offices of the Company or any Subsidiary, provided that the Company or such Subsidiary may relocate its offices to another location in Bellingham, Washington, provided that the Company undertakes to make such filings as may be required to reflect the new address with respect to filings perfecting the security interests created by the Security Agreement (as defined in Section 8(a));

(i) Except in connection with the Consolidation, amend its articles, by-laws or other organizational documents, or effect any stock split, reverse stock split or other recapitalization, except as may be required to register Common Shares with the U.S. Securities and Exchange Commission or to list the Common Shares on the NNM or NASDAQ Small Cap;

(j) Engage in any transaction with any Affiliate, except on arm's length terms, for fair market value consideration and in the Ordinary Course of Business;

(k) Increase, by more than 10% annually, the base compensation of any director, officer or employee; or

(l) Except in connection with the Consolidation, otherwise engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business.

7. Pre-Closing Covenants.

(a) General. Each of the Parties will use its best efforts to take all action and do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction of the closing conditions set forth in Sections 8 and 9 below).

(b) Notice of Developments. The Company will give prompt written notice to the Purchasers of any Material adverse development causing a breach of any of the representations and warranties in Section 3 above.

(c) Alberta Stock Exchange Approval. The Company will apply to have the Warrant Shares listed on the Alberta Stock Exchange, and shall obtain approval for such listing and for the resale thereof (after a 90 day holding period) not later than the Closing Date.

8. Conditions and Obligations to Closing.

(a) Conditions to Obligation of the Purchaser. The obligation of each Purchaser to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(i) The representations and warranties set forth in Section 3 above shall be true and correct in all Material respects at and as of the Closing Date, as if made on such date;

(ii) The Company shall have performed and complied with all of its covenants hereunder in all Material respects through the First Closing;

(iii) The Company shall have delivered to the Purchasers a certificate to the effect that each of the conditions specified above in Sections 8(a)(i) and 8(a)
(ii) is satisfied in all Material respects;

(iv) The Company shall have executed and delivered the Notes;

(v) The Company and its subsidiary, PeakSoft Corporation (USA), Inc. shall have executed and delivered the Security Agreement in the form and substance satisfactory to the Purchasers hereto (the "Security Agreement") and shall have effected the deliveries and registrations provided in Section 2.2(a) therein;

(vi) Counsel for the Company shall have delivered legal opinions, in form and substance satisfactory to Purchasers, from U.S. and Canadian counsel to the Company (the "Opinions");

(vii) PeakSoft Corporation (USA), Inc. shall have executed and delivered subsidiary guaranties in favor of the Purchasers, in form and substance satisfactory to the purchasers (the "Subsidiary Guaranty"); and

(viii) The Purchasers shall have received, to their satisfaction, such additional certificates, opinions and other documentation from the Company as shall have been reasonably requested by them.

(b) Conditions to Obligations of the Company. The obligation of the Company to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(i) The representations and warranties set forth in Section 4 above shall be true and correct in all material respects at and as of the Closing Date;

(ii) The Purchasers shall have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

(iii) No litigation or proceeding shall be pending before any arbitrator, court or other governmental entity wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling or charge shall be in effect).

9. Consolidation.

(a) The Company shall use best efforts to consummate its proposed amalgamation with Innotech Multimedia Corporation, an Ontario corporation (the
"Consolidation"), including, without limitation, obtaining all required regulatory and shareholders approvals.

(b) The Purchasers agree to exchange the Notes and all other notes of the Company held by them, in connection with the Consolidation, for other securities, pursuant to the terms of an exchange agreement acceptable to them.

(c) In the event that the Consolidation shall not have been consummated on or prior to October 1, 1998, the Company shall, at the option of the Purchasers, redeem the Notes based on the outstanding principal amount and accrued interest thereon.

10. Right of First Refusal.

Without limiting the scope of the covenants contained in Sections 5 and 6, in the event that, while any amounts remain outstanding on the Notes, the Company or any Subsidiary desires to enter into any capital raising transaction or series of transactions, other than the Permitted Financing, the Purchasers shall have a right of first refusal with respect to such transactions and shall have the right to match the terms of any bona fide offer with respect thereto received from a third party; provided, in the case of an offer consisting in whole or in part of consideration other than cash, Purchasers shall have the right to offer the cash equivalent of such offer. To effect the foregoing, the Company shall provide written notice of the terms of such proposed transaction to the Purchasers promptly following receipt of such offer. The Purchasers may then exercise their right to match by issuing a written counternotice of their intention to do so within 20 days of receipt of the notice from the Company and the consummation of such counteroffer shall occur by the later of (i) the time provided by the original bona fide third party offer or (ii) 30 days from the receipt of the Purchasers' counteroffer.

11. Reimbursement of Expenses.

Regardless of whether the Transaction Documents are consummated or not, the

Company shall bear its own expenses and shall reimburse the Purchasers on demand at any time or times (including on signing hereof) for all reasonable and documented expenses, not to exceed US $20,000 in the aggregate, including, without limitation, legal, accounting and investment banking fees and disbursements, incurred by them in connection with the Transaction Documents and the transactions contemplated thereby, which shall include, without limitation, expenses relating to negotiation, documentation and due diligence, regardless of whether any such transactions are entered into or consummated.

12. Survival; Indemnification.

(a) All of the representations and warranties of the Parties contained in this Agreement shall survive the Closing (even if the damaged party knew or had reason to know of any breach of representations, or warranty at the time of such Closing) until two years from the Closing Date.

(b) The Company hereby agrees to defend, indemnify and hold harmless each Purchaser and its partners, members, employees and agents against any and all expenses, liabilities, costs, risks and threats (including, but not limited to, all expenses of defense and investigation related thereto), of any and every nature and description, arising out of the breach of any representation, warranty, agreement or covenant of the Company or any Subsidiary contained in this Agreement or any other Transaction Document.

(c) Section 11 and this Section 12 shall survive any termination of this Agreement.

13. Miscellaneous.

(a) Amendment or Waiver; Assignment. This Agreement may not be modified or amended without the prior written consent of the Parties. No failure or delay on the part of any Party in exercising any right hereunder shall operate as a waiver; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other rights. No waiver of any such right or amendment hereof shall be effective unless given in writing. No waiver of any such right shall be deemed a waiver of any other right hereunder. Neither this Agreement nor any right or benefits hereunder may be assigned by the Company, but each Purchaser may assign its rights under this Agreement, and the Transaction Documents to any transferee of the Notes.

(b) Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

(c) Severability. If any provision hereof shall be held to be void, illegal or unenforceable it shall be deemed severable from the remaining provisions hereof which shall remain in full force and effect.

(d) Notices. Any notice to be given hereunder shall be given (except as otherwise expressly set forth herein) by registered prepaid airmail, air courier service or by fax or may be delivered by hand and shall be deemed to have been received, if given by registered prepaid airmail, three days after posting; if given by fax, on receipt of the fax confirmation; and if delivered by hand or by air courier, at the time of such delivery if to Liverpool:

The Liverpool Limited Partnership
c/o A.S. & K. Services Ltd.
P.O. Box HM 1179
Hamilton HM EX
Bermuda
Attention: Deborah Hendrickson
Telephone: 011-441-295-2244
Telecopier:011-441-295-5328

if to Westgate:

Westgate International, L.P.
c/o Midland Bank Trust Corporation (Cayman) Limited
P.O. Box 1109
Mary Street
Grand Cayman
Cayman Islands
British West Indies
Attention: Greg Taylor
Telephone: (809) 949-7755
Telecopier:(809) 949-7634

if to the Company:

PeakSoft Corporation
3614 Meridian, Suite 100
Bellingham, Washington 98225
Attention: Cal Patterson
Telephone: (360) 752-1100
Facsimile: (360) 752-0086

(e) Governing Law; Jurisdiction; Agent for Service of Process

(i) This agreement and the obligations of the parties hereunder, will be governed by and construed in accordance with the laws of the State of New York without regard to any conflicts of laws provisions thereof that would otherwise require the application of the law of any other jurisdiction.

(ii) Each of the Parties irrevocably submits to the exclusive jurisdiction of any State or Federal Court sitting in the State of New York over any suit, action, or proceeding arising out of or relating to this Agreement. Each of the Parties irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that suit, action, or proceeding has been brought in an inconvenient forum.

Each Party agrees that the service of process upon it mailed by certified or registered mail (and service so made shall be deemed complete five days after the same has been posted as aforesaid) or by personal service shall be deemed in every respect effective service of process upon such party in any such suit or proceeding. Nothing herein shall affect Purchasers' right to serve process in any other manner permitted by law. The Company agrees that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

(iii) Each Party hereto knowingly and voluntarily waives any and all rights it may have to a trial by jury with respect to any litigation based on, or arising out of, under, or in connection with, this Agreement. Each Party is hereby authorized to submit, as conclusive evidence of such waiver of jury trial, this Agreement to a court that has jurisdiction over the subject matter of such litigation and the parties to this Agreement.

(f) Entire Agreement. This Agreement contains the entire agreement between the Parties relating to the subject matter herein and supersedes all previous oral statements and other writings with respect thereto.

(g) Headings. The headings of the sections and subsections of this Agreement are asserted for convenience only and shall not be deemed to constitute a part hereof.

(h) Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different Parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

In Witness Whereof, the parties have caused this Agreement to be duly executed and delivered as of the date first above written.

PeakSoft Corporation


By:
Name:
Title:

The Liverpool Limited Partnership

By:  Liverpool Associates, Ltd.
General Partner

By:


Westgate International, L.P.

By:  Martley International, Inc.
Attorney-In-Fact

By:

SCHEDULE A


Purchaser                 Amount of Notes Purchased

Westgate                 $75,000

Liverpool

$75,000

Exhibit 17 - Senior Promissory Note - June 10, 1998


This note has not been registered under the U.S. Securities Act of 1933, as amended. This Note has been acquired for investment and may not be sold, assigned or transferred in the absence of an effective registration statement under the Securities Act of 1933, as amended or an exemption therefrom. This note may not be transferred to any resident of the Province of Alberta until September 10, 1998.


Senior Promissory Note

U.S.$75,000     Dated:  June 10, 1998


For Value Received, the undersigned, PeakSoft Corporation (formerly Peak Technologies Inc.), an Alberta corporation with offices at 3614 Meridian, Suite 100, Bellingham, Washington 98225 ("the Company"), promises to pay to the order of Westgate International, L.P., c/o Midland Bank Trust Corporation (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman Islands, British West Indies ("Lender"), in lawful money of the United States, the principal sum of Seventy Five Thousand Dollars ($75,000) on June 10, 2000 or at such earlier time at which this Promissory Note (this "Note") becomes due and payable in accordance with its terms (the "Maturity Date") and to pay interest on the principal sum outstanding on this Note in cash, at the rate of 12% per annum due quarterly in arrears on the first day of January, April, July and October of each year (each "an Interest Payment Date"), with the first payment due on July 1, 1998. Terms used herein and not defined shall have the meaning set forth in the Note Purchase Agreement, dated as of the date hereof, by and among the Company, Lender and The Liverpool Limited Partnership (the "Note Purchase Agreement") (as defined below).

This Note is subject to the following additional provisions:

1. Default Interest. Notwithstanding anything contained herein, this Note shall bear interest, from and after the occurrence and during the continuance of a default hereunder, at the rate equal to the lower of eighteen percent (18%) per annum or the highest rate permitted by law. Unless otherwise agreed or required by applicable law, payments will be applied first to any unpaid collection costs, then to unpaid interest and fees and any remaining amount to principal.

2. Optional Redemption. The Company may, at its option, redeem this Note, in whole only (an "Optional Redemption"), provided that the Company shall have also elected to simultaneously redeem pro rata (a) all other Notes issued pursuant to the Note Purchase Agreement and (b) all notes issued pursuant to the Note Purchase Agreement, dated as of September 9, 1997 and amended from time to time thereafter (the "Original Note Purchase Agreement") by and among the Company, Lender and Westgate International, L.P., by sending the Lender written notice (a "Redemption Notice"), which shall specify a date for such redemption (the "Redemption Date") which shall be a date not less than 20 nor more than 30 days from the date of the Redemption Notice. Upon receipt by Lender of such Notice, the Note shall become due and payable on the Redemption Date in the amount of principal amount to be redeemed on the Redemption Date plus any accrued interest on such date. This Note shall not be prepayable or redeemable except in accordance with this Section 2.

3. No Impairment. The Company shall not intentionally take any action, which would impair the rights of Lender hereunder.

4. Obligations Absolute. No provision of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, and interest on, this Note at the time, place and rate, and in the manner, herein prescribed.

5. Waivers of Demand, Etc. The Company and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, hereby expressly waives demand and presentment for payment, notice of nonpayment, protest, notice of protest, notice of dishonor, notice of acceleration or intent to accelerate, all other notices whatsoever and bringing of suit and diligence in taking any action to collect amounts called for hereunder, and will be directly and primarily liable for the payment of all sums owing and to be owing hereon, regardless of and without any notice, diligence, act or omission as or with respect to the collection of any amount called for hereunder.

6. Replacement Note. In the event that Lender notifies the Company that this Note has been lost, stolen or destroyed, a replacement Note identical in all respects to the original Note (except for the outstanding principal amount, if different than that shown on the original Note), shall be delivered to Lender, provided that the Lender executes and delivers to the Company an agreement reasonably satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with this Note.

7. Note Purchase Agreement; Other Agreements. This Note is being executed and delivered to Lender by the Company pursuant to the Note Purchase Agreement, as amended from time to time and is entitled to the benefits thereof. The Companys obligations under this Note are secured by a (i) first Lien on all of the inventory and accounts receivable of a subsidiary of the Company pursuant to the Security Agreement, dated the date hereof, by and between Lender, such subsidiary and the Company (the "Security Agreement") and (ii) a guaranty of such subsidiary (the "Subsidiary Guaranty") and, in each case, are entitled to the benefits thereof.

8. Merger, Consolidation. If at any time there occurs any consolidation or merger of the Company with or into any other corporation or other entity or person (whether or not the Company is the surviving corporation), or any other corporate reorganization or transaction or series of related transactions in which in excess of 50% of the Company's voting power is transferred or sale of all or substantially all of the Company's assets (a "Section 8 Transaction"), Lender may (but is not required to) treat the Commencement Date of any Section 8 Transaction as a Redemption Date and shall be entitled to have the Company redeem this Note in whole or in part at the redemption price equal to 110% of the principal amount in addition to accrued interest thereon. The Company shall provide Lender at least 20 days' prior written notice of any Section 8 Transaction. Lender shall be entitled to make such election at any time up to 10 days after receipt of such written notice of a Section 8 Transaction. For purposes of this Section 8, the "Commencement Date" shall be earlier of (i) the day upon which the Section 8 Transaction is announced by the Company to the public or (ii) the day upon which notice of such transaction is received by Lender.

9. Payment of Expenses. The Company agrees to pay all debts and expenses, including reasonable attorneys' fees and expenses, which may be incurred by the Lender in enforcing this Note and/or collecting any amount due under this Note or the Note Purchase Agreement.

10. Gross-up. All payments under this Note will be made without any deduction or withholding on account of any withholding tax unless such deduction or withholding is required by applicable law, in which case the Company shall pay Lender such additional amount as is necessary to ensure that the net amount received by Lender on this Note shall equal the full amount it would have received had no such deduction or withholding been required.

11. Savings Clause. In case any provision of this Note is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Note will not in any way be affected or impaired thereby. In no event shall the amount of interest paid hereunder exceed the maximum rate of interest on the unpaid principal balance hereof allowable by applicable law. If any sum is collected in excess of the applicable maximum rate, the excess collected shall be applied to reduce the principal debt. If the interest actually collected hereunder is still in excess of the applicable maximum rate, the interest rate shall be reduced so as not to exceed the maximum amount allowable under law.

12. Amendment. Neither this Note nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Company and Lender.

13. Assignment, Etc. Lender may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of the Lender) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all of the rights of Lender under this Note, the Note Agreement, the Security Agreement and the Registration Rights Agreement and shall be subject to the terms thereof. This Note shall be binding upon the Company and its successors and shall inure to the benefit of the Lender and its successors and assigns.

14. Events of Default. If one or more of the following described "Events of Default" shall occur:

(i) Failure of the Company to timely pay in full any amounts due under this Note;

(ii) Breach of any provision of Section 6 of the Note Purchase Agreement by the Company or any subsidiary of the Company;

(iii) Any other breach or non-compliance by the Company or subsidiary of the Company with any provision, including, without limitation, any representation, warranty or covenant, hereof, in the Note Purchase Agreement, in the Security Agreement or the Subsidiary Guaranty or the Warrants (as defined in the Note Purchase Agreement), provided, that in such events the Lender shall have provided the Company with written notice of such breaches or non-compliance and shall provide an opportunity to cure for a period of 30 days;

(iv) The Company shall (1) become insolvent; (2) admit in writing its inability to pay its debts generally as they mature; (3) make a general assignment for the benefit of creditors or commence proceedings for its dissolution; or (4) apply for or consent to the appointment of a trustee, liquidator or receiver for it or for a substantial part of its property or business;

(v) A trustee, liquidator or receiver shall be appointed for the Company or for a substantial part of its property or business without its consent and shall not be discharged within forty-five (45) days after such appointment;

(vi) Any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or any substantial portion of the properties or assets of the Company and shall not be dismissed within forty-five (45) days thereafter;

(vii) Any money judgment, writ or warrant of attachment, or similar process in excess of Five Hundred Thousand U.S. Dollars (US$500,000) in the aggregate shall be entered or filed against the Company or any of its properties or other assets and shall remain unpaid, unvacated, unbonded and unstayed for a period of forty-five (45) days;

(viii) Bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings, or relief under any bankruptcy law or any law for the relief of debt shall be instituted by or against the Company and, if instituted against the Company, shall not be dismissed within forty-five (45) days after such institution or the Company shall by action or answer approve of, consent to , or acquiesce in any such proceedings or admit to any material allegations of, or default in answering a petition filed in, any such proceeding;

then, or at any time thereafter, and in each and every such case, unless such Event of Default shall have been waived in writing by the Lender (which waiver shall not be deemed to be a waiver of any subsequent default) at the option of the Lender and in the Lender's sole discretion, the Lender may, by notice to the Company declare this Note immediately due and payable, and the Lender may immediately, and without expiration of any period of grace, enforce any and all of the Lender's rights and remedies provided herein or any other rights or remedies afforded by law.

15. No Waiver. No failure on the part of Lender to exercise, and no delay in exercising any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by Lender of any right, remedy or power hereunder preclude any other or future exercise of any other right, remedy or power. Each and every right, remedy or power hereby granted to Lender or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by Lender from time to time.

16. Miscellaneous. Unless otherwise provided herein, any notice or other communication to the Company hereunder shall be sufficiently given if in writing and personally delivered or mailed to the Company by certified mail, return receipt requested, at its address set forth above or such other address as it may designate for itself in such notice to Lender, and communications shall be deemed to have been received when delivered personally or, if sent by mail or facsimile, then when actually received by the party to whom it is addressed. Whenever the sense of this Note requires, words in the singular shall be deemed to include the plural and words in the plural shall be deemed to include the singular. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may (1) renew, extend (repeatedly and for any length of time) or modify this Note, or release any party or any guarantor or collateral, (2) impair, fail to realize upon or perfect any security interest Lender may have from time to time in collateral, or (3) take any other action deemed necessary by Lender, in each case without the consent of or notice to anyone and without releasing the Company or any guarantor from any liability.

17. Choice of Law and Venue; Waiver of Jury Trial.

(a) This Note will be governed by and construed in accordance with the laws of the State of New York without regard to any conflicts of laws provisions thereof that would otherwise require the application of the law of any other jurisdiction.

(b) The Company irrevocably submits to the exclusive jurisdiction of any State or Federal Court sitting in the State of New York over any suit, action, or proceeding arising out of or relating to this Agreement. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that suit, action, or proceeding has been brought in an inconvenient forum.

The Company agrees that the service of process upon it mailed by certified or registered mail (and service so made shall be deemed complete five days after the same has been posted as aforesaid) or by personal service shall be deemed in every respect effective service of process upon it in any such suit or proceeding. Nothing herein shall affect Lender's right to serve process in any other manner permitted by law. The Company agrees that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

(c) The Company hereto knowingly and voluntarily waives any and all rights it may have to a trial by jury with respect to any litigation based on, or arising out of, under, or in connection with, this Note.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed by an officer thereunto duly authorized.

PEAKSOFT CORPORATION


By:
Print Name:
Print Title:

Fax No: ____________________

ATTEST

Exhibit 18 - Senior Promissory Note - June 10, 1998


This note has not been registered under the U.S. Securities Act of 1933, as amended. This Note has been acquired for investment and may not be sold, assigned or transferred in the absence of an effective registration statement under the Securities Act of 1933, as amended or an exemption therefrom. This note may not be transferred to any resident of the Province of Alberta until September 10, 1998.


Senior Promissory Note

U.S.$75,000     Dated:  June 10, 1998


For Value Received, the undersigned, PeakSoft Corporation (formerly Peak Technologies Inc.), an Alberta corporation with offices at 3614 Meridian, Suite 100, Bellingham, Washington 98225 ("the Company"), promises to pay to the order of The Liverpool Limited Partnership, P.O. Box HM 1179, Hamilton, HM EX, Bermuda ("Lender"), in lawful money of the United States, the principal sum of Seventy Five Thousand Dollars ($75,000) on June 10, 2000 or at such earlier time at which this Promissory Note (this "Note") becomes due and payable in accordance with its terms (the "Maturity Date") and to pay interest on the principal sum outstanding on this Note in cash, at the rate of 12% per annum due quarterly in arrears on the first day of January, April, July and October of each year (each "an Interest Payment Date"), with the first payment due on July 1, 1998. Terms used herein and not defined shall have the meaning set forth in the Note Purchase Agreement, dated as of the date hereof, by and among the Company, Lender and Westgate International, L.P. (the "Note Purchase Agreement") (as defined below).

This Note is subject to the following additional provisions:

1. Default Interest. Notwithstanding anything contained herein, this Note shall bear interest, from and after the occurrence and during the continuance of a default hereunder, at the rate equal to the lower of eighteen percent (18%) per annum or the highest rate permitted by law. Unless otherwise agreed or required by applicable law, payments will be applied first to any unpaid collection costs, then to unpaid interest and fees and any remaining amount to principal.

2. Optional Redemption. The Company may, at its option, redeem this Note, in whole only (an "Optional Redemption"), provided that the Company shall have also elected to simultaneously redeem pro rata (a) all other Notes issued pursuant to the Note Purchase Agreement and (b) all notes issued pursuant to the Note Purchase Agreement, dated as of September 9, 1997 and amended from time to time thereafter (the "Original Note Purchase Agreement") by and among the Company, Lender and Westgate International, L.P., by sending the Lender written notice (a "Redemption Notice"), which shall specify a date for such redemption (the "Redemption Date") which shall be a date not less than 20 nor more than 30 days from the date of the Redemption Notice. Upon receipt by Lender of such Notice, the Note shall become due and payable on the Redemption Date in the amount of principal amount to be redeemed on the Redemption Date plus any accrued interest on such date. This Note shall not be prepayable or redeemable except in accordance with this Section 2.

3. No Impairment. The Company shall not intentionally take any action which would impair the rights of Lender hereunder.

4. Obligations Absolute. No provision of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, and interest on, this Note at the time, place and rate, and in the manner, herein prescribed.

5. Waivers of Demand, Etc. The Company and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, hereby expressly waives demand and presentment for payment, notice of nonpayment, protest, notice of protest, notice of dishonor, notice of acceleration or intent to accelerate, all other notices whatsoever and bringing of suit and diligence in taking any action to collect amounts called for hereunder, and will be directly and primarily liable for the payment of all sums owing and to be owing hereon, regardless of and without any notice, diligence, act or omission as or with respect to the collection of any amount called for hereunder.

6. Replacement Note. In the event that Lender notifies the Company that this Note has been lost, stolen or destroyed, a replacement Note identical in all respects to the original Note (except for the outstanding principal amount, if different than that shown on the original Note), shall be delivered to Lender, provided that the Lender executes and delivers to the Company an agreement reasonably satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with this Note.

7. Note Purchase Agreement; Other Agreements. This Note is being executed and delivered to Lender by the Company pursuant to the Note Purchase Agreement, as amended from time to time and is entitled to the benefits thereof. The Companys obligations under this Note are secured by a (i) first Lien on all of the inventory and accounts receivable of a subsidiary of the Company pursuant to the Security Agreement, dated the date hereof, by and between Lender, such subsidiary and the Company (the "Security Agreement") and (ii) guaranty of such subsidiary (the "Subsidiary Guaranty") and, in each case, are entitled to the benefits thereof.

8. Merger, Consolidation. If at any time there occurs any consolidation or merger of the Company with or into any other corporation or other entity or person (whether or not the Company is the surviving corporation), or any other corporate reorganization or transaction or series of related transactions in which in excess of 50% of the Company's voting power is transferred or sale of all or substantially all of the Company's assets (a "Section 8 Transaction"), Lender may (but is not required to) treat the Commencement Date of any Section 8 Transaction as a Redemption Date and shall be entitled to have the Company redeem this Note in whole or in part at the redemption price equal to 110% of the principal amount in addition to accrued interest thereon. The Company shall provide Lender at least 20 days' prior written notice of any Section 8 Transaction. Lender shall be entitled to make such election at any time up to 10 days after receipt of such written notice of a Section 8 Transaction. For purposes of this Section 8, the "Commencement Date" shall be earlier of (i) the day upon which the Section 8 Transaction is announced by the Company to the public or (ii) the day upon which notice of such transaction is received by Lender.

9. Payment of Expenses. The Company agrees to pay all debts and expenses, including reasonable attorneys' fees and expenses, which may be incurred by the Lender in enforcing this Note and/or collecting any amount due under this Note or the Note Purchase Agreement.

10. Gross-up. All payments under this Note will be made without any deduction or withholding on account of any withholding tax unless such deduction or withholding is required by applicable law, in which case the Company shall pay Lender such additional amount as is necessary to ensure that the net amount received by Lender on this Note shall equal the full amount it would have received had no such deduction or withholding been required.

11. Savings Clause. In case any provision of this Note is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Note will not in any way be affected or impaired thereby. In no event shall the amount of interest paid hereunder exceed the maximum rate of interest on the upaid balance hereof allowable by applicable law. If any sum is collected in excess of the applicable maximum rate, the excess collected shall be applied to reduce the principal debt. If the interest actually collected hereunder is still in excess of the applicable maximum rate, the interest rate shall be reduced so as not to exceed the maximum amount allowable under law.

12. Amendment. Neither this Note nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Company and Lender.

13. Assignment, Etc. Lender may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of the Lender) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all of the rights of Lender under this Note, the Note Agreement, the Security Agreement and the Registration Rights Agreement and shall be subject to the terms thereof. This Note shall be binding upon the Company and its successors and shall inure to the benefit of the Lender and its successors and assigns.

14. Events of Default. If one or more of the following described "Events of Default" shall occur:

(i) Failure of the Company to timely pay in full any amounts due under this Note;

(ii) Breach of any provision of Section 6 of the Note Purchase Agreement by the Company or any subsidiary of the Company;

(iii) Any other breach or non-compliance by the Company or subsidiary of the Company with any provision, including, without limitation, any representation, warranty or covenant, hereof, in the Note Purchase Agreement, in the Security Agreement or the Subsidiary Guaranty (as defined in the Note Purchase Agreement), provided, that in such events the Lender shall have provided the Company with written notice of such breaches or non- compliance and shall provide an opportunity to cure for a period of 30 days;

(iv) The Company shall (1) become insolvent; (2) admit in writing its inability to pay its debts generally as they mature; (3) make a general assignment for the benefit of creditors or commence proceedings for its dissolution; or (4) apply for or consent to the appointment of a trustee, liquidator or receiver for it or for a substantial part of its property or business;

(v) A trustee, liquidator or receiver shall be appointed for the Company or for a substantial part of its property or business without its consent and shall not be discharged within forty-five (45) days after such appointment;

(vi) Any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or any substantial portion of the properties or assets of the Company and shall not be dismissed within forty-five (45) days thereafter;

(vii) Any money judgment, writ or warrant of attachment, or similar process in excess of Five Hundred Thousand U.S. Dollars (US$500,000) in the aggregate shall be entered or filed against the Company or any of its properties or other assets and shall remain unpaid, unvacated, unbonded and unstayed for a period of forty-five (45) days;

(viii) Bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings, or relief under any bankruptcy law or any law for the relief of debt shall be instituted by or against the Company and, if instituted against the Company, shall not be dismissed within forty-five (45) days after such institution or the Company shall by action or answer approve of, consent to, or acquiesce in any such proceedings or admit to any material allegations of, or default in answering a petition filed in, any such proceeding;

then, or at any time thereafter, and in each and every such case, unless such Event of Default shall have been waived in writing by the Lender (which waivershall not be deemed to be a waiver of any subsequent default) at the option of the Lender and in the Lender's sole discretion, the Lender may, by notice to the Company declare this Note immediately due and payable, and the Lender may immediately, and without expiration of any period of grace, enforce any and all of the Lender's rights and remedies provided herein or any other rights or remedies afforded by law.

15. No Waiver. No failure on the part of Lender to exercise, and no delay in exercising any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by Lender of any right, remedy or power hereunder preclude any other or future exercise of any other right, remedy or power. Each and every right, remedy or power hereby granted to Lender or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by Lender from time to time.

16. Miscellaneous. Unless otherwise provided herein, any notice or other communication to the Company hereunder shall be sufficiently given if in writing and personally delivered or mailed to the Company by certified mail, return receipt requested, at its address set forth above or such other address as it may designate for itself in such notice to Lender, and communications shall be deemed to have been received when delivered personally or, if sent by mail or facsimile, then when actually received by the party to whom it is addressed. Whenever the sense of this Note requires, words in the singular shall be deemed to include the plural and words in the plural shall be deemed to include the singular. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may (1) renew, extend (repeatedly and for any length of time) or modify this Note, or release any party or any guarantor or collateral, (2) impair, fail to realize upon or perfect any security interest Lender may have from time to time in collateral, or (3) take any other action deemed necessary by Lender, in each case without the consent of or notice to anyone and without releasing the Company or any guarantor from any liability.

17. Choice of Law and Venue; Waiver of Jury Trial.

(a) This Note will be governed by and construed in accordance with the laws of the State of New York without regard to any conflicts of laws provisions thereof that would otherwise require the application of the law of any other jurisdiction.

(b) The Company irrevocably submits to the exclusive jurisdiction of any State or Federal Court sitting in the State of New York over any suit, action, or proceeding arising out of or relating to this Agreement. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that suit, action, or proceeding has been brought in an inconvenient forum.

The Company agrees that the service of process upon it mailed by certified or registered mail (and service so made shall be deemed complete five days after the same has been posted as aforesaid) or by personal service shall be deemed in every respect effective service of process upon it in any such suit or proceeding. Nothing herein shall affect Lender's right to serve process in any other manner permitted by law. The Company agrees that a final non- appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

(c) The Company hereto knowingly and voluntarily waives any and all rights it may have to a trial by jury with respect to any litigation based on, or arising out of, under, or in connection with, this Note.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed by an officer thereunto duly authorized.

PEAKSOFT CORPORATION


By:
Print Name:
Print Title:

Fax No: ____________________

ATTEST

Exhibit 19 - Guaranty of PeakSoft Corporation (USA), Inc. - June 1998

PEAKSOFT CORPORATION, an Alberta corporation (the "Company"), and the corporate parent and sole shareholder of PEAKSOFT CORPORATION (USA), INC., a Washington corporation (the "Guarantor,"), has issued to WESTGATE INTERNATIONAL, L.P., a Bermuda limited partnership ("Payee"), a 12% senior note, dated the date hereof and due June 10, 2000, in the original principal amount of US$75,000 (the "Note").

Section 1. Guaranty. In consideration of Payee purchasing the Note, the Guarantor hereby irrevocably and unconditionally guarantees to the Payee the full performance when due of any and all obligations and undertakings of the Company under the Note (such obligations and undertakings shall hereinafter be referred to as the "Obligations"), together with all reasonable attorneys fees, disbursements and all other costs and expenses of collections incurred by Payee in enforcing any of such Obligations and/or this Guaranty.

Section 2. Certain Guarantor Waivers.

(a) Waivers of Notice, Etc. The Guarantor waives notice of acceptance of this Guaranty and notice of the creation or performance of any of the Obligations, and waives presentment, demand of payment, protest or notice of protest, notice of dishonor or nonperformance of any of the Obligations, suit or taking other action or non-action by the Payee, the Company or any other guarantor against, and any other notice to, any party liable thereon (including, without limitation, Guarantor). The Guarantor also hereby waives any notice of default by the Company and any other notice to which the Guarantor might otherwise be entitled, the right to interpose any counterclaim or consolidate any other action with an action on this Guaranty, and the benefit of any statute of limitations affecting its liabilities hereunder or the enforcement hereof. No act or omission of any kind in connection with any of the foregoing shall in any way impair or otherwise affect the legality, validity, binding effect or enforceability of any term or provision of this Guaranty or any of the obligations of any Guarantor hereunder.

(b) Guaranty Not Affected. The Guarantor hereby covenants, agrees and consents that Payee may, at any time and from time to time (whether or not after revocation or termination of this Guaranty), without incurring responsibility to Guarantor, and without impairing or releasing any of the obligations of Guarantor hereunder and, upon or without any terms or conditions, and in whole or in part: (i) agree with the Company to change the manner, place or terms of performance, including (without limitation) any change or extend the time of performance of, renew or alter, any of the Obligations, any security therefor, or any other liability incurred directly or indirectly in respect thereof, or to make any other change in the Obligations, and the guaranty herein made shall apply to the Obligations as so changed, extended, renewed or altered; (ii) take additional security, as per agreement with the Company, for or sell, exchange, release, surrender, substitute, realize upon or otherwise deal with in any manner and in any order any property by whomsoever at any time pledged or mortgaged to secure, or howsoever securing, any of the Obligations or any other liabilities (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof, and/or any offset thereagainst; (iii) exercise or refrain from exercising any rights against the Company or others (including, without limitation, Guarantor) or otherwise act or refrain from acting; (iv) settle or compromise any Obligation, any security therefor, or any liability

(including any of those hereunder) incurred directly or indirectly in respect thereof or hereof, and/or subordinate the performance of all or any part thereof to the performance of any of the Obligations (whether due or not) to creditors of the Company other than Payee and Guarantor; (v) apply any sums by whomsoever paid or howsoever realized to any Obligation regardless of what Obligations remain unperformed; (vi) cancel, compromise, modify or waive the provisions of any document relating to any of the Obligations; and (viii) grant the Company any indulgence as Payee may, in its sole discretion, determine.

(c) Failure to Perfect Lien, Etc. No failure by Payee to file, record or otherwise perfect any lien or security interest, nor any improper filing or recording, nor any failure by Payee to insure or protect any security nor any other dealing (or failure to deal) with any security by Payee with respect to any of the Obligations, shall impair or release any of the obligations of the Guarantor hereunder. No invalidity, irregularity or unenforceability of all or any part of the Obligations or of any security therefor shall affect, impair or be a defense to this Guaranty, and this Guaranty is a primary obligation of the Guarantor.

(d) Waiver of Subrogation. No payment by the Guarantor except the indefeasible performance in full of the Obligations shall entitle the Guarantor to be subrogated to any of the rights of Payee. The Guarantor shall not have any right of reimbursement or indemnity whatsoever or any right of recourse to or with respect to any assets or property of the Company or to any security for the Obligations, unless and until all of the Obligations have been indefeasibly performed in full, other than as such reimbursement or indemnity rights are waived in the next paragraph below.

(e) Payment Guaranty; Waiver of Defenses, Counterclaims, Etc. The Guarantor hereby agrees that this Guaranty constitutes guaranty of payment, performance and compliance (and not a guaranty of collection only), and waives any right to require that any resort be had by Payee to the Company or any other guarantor or to any security pledged with respect to the performance of any of the Obligations. Further, this guaranty of payment is absolute and unconditional, and shall remain valid, binding and fully enforceable irrespective of any circumstance of any nature that might otherwise constitute a defense, offset, claim, abatement or counterclaim that the Guarantor or the Company may assert against Payee with respect to any of the Obligations or otherwise, including, but not limited to, failure of consideration, fraudulent inducement, breach of warranty, statute of frauds, statute of limitations, accord and satisfaction, and usury, and irrespective of the validity, legality, binding effect or enforceability of the terms of any agreement or instrument relating to any of the Obligations. The Guarantor hereby absolutely, unconditionally and irrevocably waives any and all rights to assert any such defenses, offsets, claims, abatements and counterclaims. In the event Payee is not permitted or otherwise unable (because of the pendency of any bankruptcy, insolvency, receivership or other similar proceeding) to accelerate the Obligations but would otherwise be permitted to do so at such timme pursuant to the Notes, Payee may demand performance in full under this Guaranty as if all of the Obligations had been duly accelerated, and Guarantor will not raise, and hereby expressly waive, any claim or defense with respect to such acceleration.

Section 3. Remedies. In the case of any proceedings to collect any obligations of the Guarantor, the Guarantor shall pay all reasonable costs and expenses of every kind incurred in respect of collection and enforcement of this Guaranty, including reasonable attorneys' fees and disbursements. Upon the occurrence and during the continuance of any failure of any of the Obligations to be performed when due, the Payee may elect to nonjudicially or judicially foreclose against any real or personal property security it holds for the Obligations, including, without limitation, security under the Security Agreement, dated the date hereof, between the Payee and the Guarantor (the"Security Agreement"), or any part thereof, or accept an assignment of any such security in lieu of foreclosure or compromise or adjust any part of the Obligations, or make any other accommodation with the Company or any other guarantor, pledgor or surety, or exercise any other remedy against the Company or any other guarantor, pledgor or surety, or any security, in accordance with and subject to the provisions of the documents creating such security interests. No such action by Payee will release, limit or otherwise affect the obligations of the Guarantor to Payee, even if the effect of that action is to deprive such Guarantor of the right to collect any reimbursement from the Company or any other person for any sums paid to Payee and such Guarantor, unless such action results in Payee being paid in full for all Notes outstanding.

Section 4. Reinstatement, Indemnification, Etc. If claim is ever made upon Payee for repayment, return, restoration or other recovery of any amount or amounts received by Payee in payment or on account of any of the Obligations, and Payee repays all or part of such amount: (a) because such payment or application of proceeds is or may be avoided, invalidated, declared fraudulent, set aside or determined to be void or voidable as a preferential transfer, fraudulent conveyance, impermissible set-off or a diversion of trust funds; or (b) for any other reason, including (without limitation) by reason of (i) any judgment, decree or order of any court or adminstrative body having jurisdiction over Payee or any of its property, or (ii) any settlement or compromise of any such claim effected by Payee with any such claimant (including the Company); then, and in such event, the Guarantor agrees that any such judgment, decree, order, settlement or compromise shall be binding upon the Guarantor, notwithstanding any revocation hereof or the cancellation of any note or other instrument or document evidencing any of the Obligations and the obligations of the Guarantor hereunder shall continue to apply, or shall automatically (and without further action) be reinstated if not then in effect, as the case may be, and the Guarantor shall be and remain liable to Payee hereunder for the amount so repaid or recovered to the same extent as if such amount had never originally been received by Payee. The Guarantor hereby indemnifies Payee, and agrees to reimburse and hold Payee harmless on demand, from and against all actions, claims, losses, judgments, damages, amounts paid in settlement and expenses (including reasonable attorneys fees and court costs) brought against or incurred by Payee and arising out of, relating to or in connection with any of the Obligations.

Section 5. Waiver of Rights, Etc. No delay on the part of Payee in exercising any of its options, powers or rights, or partial or single exercise thereof, shall constitute a waiver thereof. No waiver of any of its rights hereunder, and no modification or amendment of this Guaranty, shall be deemed to be made by Payee unless the same shall be in writing, duly signed by an authorized representative of Payee on behalf of Payee, and each such waiver, if any, shall apply only with respect to the specific instance involved, and shall in no way impair the rights of Payee or the obligations of the Guarantor to Payee in any other respect at any other time.

Section 6. Enforcement, Etc. Payee, in its sole discretion, may proceed to exercise or enforce any right, power, privilege, remedy or interest that Payee may have under this Guaranty, the Obligations or any applicable law, at law, in equity, in rem or in any other forum available under applicable law, without notice except as otherwise expressly required by law provided herein; without pursuing, exhausting or otherwise exercising or enforcing any other right, power, privilege, remedy or interest that Payee may have against or in respect of the Guarantor, the Obligations, the Company, any other gurantor, surety, pledgor, collateral or any other person or thing; and without regard to any act or omission of Payee or any other person.

Section 7. Representation and Covenants. The Guarantor hereby restates the representations and warranties applicable to it contained in Section 3 of the Note Purchase Agreement, dated the date hereof, between the Company and Payee (the "Note Purchase Agreement") and the Guarantor agrees to comply with the covenants contained in Sections 5 and 6 of the Note Purchase Agreement.

Section 8. Reliance. The Guarantor expressly acknowledges that the Guarantor has not received or relied upon any oral or written agreements, understandings, representations or warranties from Payee or any other party with respect to this Guaranty (or any of Guarantor's obligations hereunder), and that this Guaranty contains the entire understanding of the parties with respect to the subject matter hereof and supersedes and replaces any and all prior oral or written agreements and understandings with respect thereto.

Section 9. Successors and Assigns; Assignment. This Guaranty is binding upon the Guarantors and their successors, and shall inure to the benefit of Payee and its successors and assigns. This Guaranty may not be assigned by the Guarantor, but the Payee may assign this Guaranty to any assignee of the Notes.

Section 10. Modification, Etc. This Guaranty cannot be terminated or changed orally and no provision hereof may be modified or waived except in writing by Payee and the Guarantor.

Section 11. Section and Other Headings. The Sections and other headings contained in this Guaranty are for reference purposes only and shall not affect the meaning or interpretation of this Guaranty.

Section 12. Notices. Any notice to be given hereunder shall be given (except as otherwise expressly set forth herein) by registered prepaid airmail, air courier service or by fax or may be delivered by hand and shall be deemed to have been received, if given by registered prepaid airmail, three days after posting; if given by fax, on receipt of the fax confirmation; and if delivered by hand or by air courier, at the time of such delivery if to Payee:

Westgate International, L.P.
c/o Midland Bank Trust Corporation (Cayman) Limited
P.O. Box 1109
Mary Street
Grand Cayman
Cayman Island, B.W.I.
Attention:  Greg Taylor
Telephone:      (345) 949-7755
Telecopier:     (345) 949-7634
if to the Guarantor:

PeakSoft Corporation (USA), Inc.
3614 Meridian, Suite 100
Bellingham, Washington 98225
Telephone: (360) 752-1100
Telecopier:(360) 752-0086
Attention:  Doug Foster


Section 13.  Choice of Law and Venue; Waiver of Jury Trial.

(a) THIS GUARANTY WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ANY CONFLICTS OF LAWS PROVISIONS THEREOF THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.

(b) The Guarantor irrevocably submits to the exclusive jurisdiction of any State or Federal Court sitting in the State of New York, New York County, over any suit, action, or proceeding arising out of or relating to this Agreement. The Guarantor irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that suit, action, or proceeding has been brought in an inconvenient forum.

The Guarantor further agrees that the service of process upon it, mailed by certified or registered mail (and service so made shall be deemed complete five days after the same has been posted as aforesaid) or by personal service shall be deemed in every respect effective service of process upon it in any such suit or proceeding. Nothing herein shall affect Payee's right to serve process in any other manner permitted by law. The Guarantor agrees that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

(c) The Guarantor hereto knowingly and voluntarily waives any and all rights it may have to a trial by jury with respect to any litigation based on, or arising out of, under, or in connection with, this Guaranty.


Dated the __ day of June, 1998


PEAKSOFT CORPORATION (USA), INC.


By:

Exhibit 20 - Guaranty of PeakSoft Corporation (USA), Inc. and the Liverpool
             Limited Partnership - June 1998


PEAKSOFT CORPORATION, an Alberta corporation (the "Company"), and the corporate parent and sole shareholder of PEAKSOFT CORPORATION (USA), INC., a Washington corporation (the "Guarantor,"), has issued to THE LIVERPOOL LIMITED PARTNERSHIP, a Bermuda limited partnership ("Payee"), a 12% senior note, dated the date hereof and due June 10, 2000, in the original principal amount of US$75,000 (the "Note").

Section 1. Guaranty. In consideration of Payee purchasing the Note, the Guarantor hereby irrevocably and unconditionally guarantees to the Payee the full performance when due of any and all obligations and undertakings of the Company under the Note (such obligations and undertakings shall hereinafter be referred to as the "Obligations"), together with all reasonable attorneys fees, disbursements and all other costs and expenses of collections incurred by Payee in enforcing any of such Obligations and/or this Guaranty.

Section 2. Certain Guarantor Waivers.

(a) Waivers of Notice, Etc. The Guarantor waives notice of acceptance of this Guaranty and notice of the creation or performance of any of the Obligations, and waives presentment, demand of payment, protest or notice of protest, notice of dishonor or nonperformance of any of the Obligations, suit or taking other action or non-action by the Payee, the Company or any other guarantor against, and any other notice to, any party liable thereon (including, without limitation, Guarantor). The Guarantor also hereby waives any notice of default by the Company and any other notice to which the Gurantor might otherwise be entitled, the right to interpose any counterclaim or consolidate any other action with an action on this Guaranty, and the benefit of any statute of limitations affecting its liabilities hereunder or the enforcement hereof. No act or omission of any kind in connection with any of the foregoing shall in way impair or otherwise affect the legality, validity, binding effect or enforceability of any term or provision of this Guaranty or any of the obligations of any Guarantor hereunder.

(b) Guaranty Not Affected. The Guarantor hereby covenants, agrees and consents that Payee may, at any time and from time to time (whether or not after revocation or termination of this Guaranty), without incurring responsibility to Guarantor, and without impairing or releasing any of the obligations of Guarantor hereunder and, upon or without any terms or conditions, and in whole or in part: (i) agree with the Company to change the manner, place or terms of performance, including (without limitation) any change or extend the time of performance of, renew or alter, any of the Obligations, any security therefor, or any liability incurred directly or indirectly in respect thereof, or to make any other change in the Obligations, and the guaranty herein made shall apply to the Obligations as so changed, extended, renewed or altered; (ii) take additional security, as per agreement with the Company, for or sell, exchange, release, surrender, substitute, realize upon or otherwise deal with in any manner and in any order any property by whomsoever at any time pledged or mortgaged to secure, or howsoever securing, any of the Obligations or any other liabilities (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof, and/or any offset thereagainst; (iii) exercise or refrain from exercising any rights against the Company or others (including, without limitation, Guarantor) or otherwise act or refrain from acting; (iv) settle or compromise any Obligation, any security therefor, or any liability (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof, and/or subordinate the performance of all or any part thereof to the performance of any of the Obligations (whether due or not) to creditors of the Company other than Payee and Guarantor; (v) apply any sums by whomsoever paid or howsoever realized to any Obligation regardless of what Obligations remain unperformed; (vi) cancel, compromise, modify or waive the provisions of any document relating to any of the Obligations; (vii) release any other guarantor or surety of the Obligations; and (viii) grant the Company any indulgence as Payee may, in its sole discretion, determine.

(c) Failure to Perfect Lien, Etc. No failure by Payee to file, record or otherwise perfect any lien or security interest, nor any improper filing or recording, nor any failure by Payee to insure or protect any security nor any other dealing (or failure to deal) with any security by Payee with respect to any of the Obligations, shall impair or release any of the obligations of the Guarantor hereunder. No invalidity, irregularity or unenforceability of all or any part of the Obligations or of any security therefor shall affect, impair or be a defense to this Guaranty, and this Guaranty is a primary obligation of the Gurantor.

(d) Waiver of Subrogation. No payment by the Guarantor except the indefeasible performance in full of the Obligations shall entitle the Guarantor to be subrogated to any of the rights of Payee. The Guarantor shall not have any right of reimbursement or indemnity whatsoever or any right of recourse to or with respect to any assets or property of the Company or to any security for the Obligations, unless and until all of the Obligations have been indefeasibly performed in full, other than as such reimbursement or indemnity rights are waived in the next paragraph below.

(e) Payment Guaranty; Waiver of Defenses, Counterclaims, Etc. The Guarantor hereby agrees that this Guaranty constitutes guaranty of payment, performance and compliance (and not a guaranty of collection only), and waives any right to require that any resort be had by Payee to the Company or any other guarantor or to any security pledged with respect to the performance of any of the Obligations. Further, this guaranty of payment is absolute and unconditional, and shall remain valid, binding and fully enforceable irrespective of any circumstance of any nature that might otherwise constitute a defense, offset, claim, abatement or counterclaim that the Guarantor or the Company may assert against Payee with respect to any of the Obligations or otherwise, including, but not limited to, failure of consideration, fraudulent inducement, breach of warranty, statute of frauds, statute of limitations, accord and satisfaction, and usury, and irrespective of the validity, legality, binding effect or enforceability of the terms of any agreement or instrument relating to any of the Obligations. The Guarantor hereby absolutely, unconditionally and irrevocably waives any and all rights to assert any such defenses, offsets, claims, abatements and counterclaims. In the event Payee is not permitted or otherwise unable (because of the pendency of any bankruptcy, insolvency, receivership or other similar proceeding) to accelerate the Obligations but would otherwise be permitted to do so at such time pursuant to the Notes, Payee may demand performance in full under this Guaranty as if all of the Obligations had been duly accelerated, and Guarantor will not raise, and hereby expressly waive, any claim or defense with respect to such acceleration.

Section 3. Remedies. In the case of any proceedings to collect any obligations of the Guarantor, the Guarantor shall pay all reasonable costs and expenses of every kind incurred in respect of collection and enforcement of this Guaranty, including reasonable attorneys' fees and disbursements. Upon the occurrence and during the continuance of any failure of any of the Obligations to be performed when due, the Payee may elect to nonjudicially or judicially foreclose against any real or personal property security it holds for the Obligations, including, without limitation, security under the Security Agreement, dated the date hereof, between the Payee and the Guarantor (the "Security Agreement"), or any part thereof, or accept an assignment of any such security in lieu of foreclosure or compromise or adjust any part of the Obligations, or make any other accommodation with the Company or any other guarantor, pledgor or surety, or exercise any other remedy against the Company or any other guarantor, pledgor or surety, or any security, in accordance with and subject to the provisions of the documents creating such security interests. No such action by Payee will release, limit or otherwise affect the obligations of the Guarantor to Payee, even if the effect of that action is to deprive such Guarantor of the right to collect any reimbursement from the Company or any other person for any sums paid to Payee and such Guarantor, unless such action results in Payee being paid in full for all Notes outstanding.

Section 4. Reinstatement, Indemnification, Etc. If claim is ever made upon Payee for repayment, return, restoration or other recovery of any amount or amounts received by Payee in payment or on account of any of the Obligations, and Payee repays all or part of such amount: (a) because such payment or application of proceeds is or may be avoided, invalidated, declared fraudulent, set aside or determined to be void or voidable as a preferential transfer, fraudulent conveyance, impermissible set-off or a diversion of trust funds; or (b) for any other reason, including (without limitation) by reason of (i) any judgment, decree or order of any court or administrative body having jurisdiction over Payee or any of its property, or (ii) any settlement or compromise of any such claim effected by Payee with any such claimant (including the Company); then, and in such event, the Guarantor agrees that any such judgment, decree, order, settlement or compromise shall be binding upon the Guarantor, notwithstanding any revocation hereof or the cancellation of any note or other instrument or document evidencing any of the Obligations and the obligations of the Guarantor hereunder shall continue to apply, or shall automatically (and without further action) be reinstated if not then in effect, as the case may be, and the Guarantor shall be and remain liable to Payee hereunder for the amount so repaid or recovered to the same extent as if such amount had never originally been received by Payee. The Guarantor hereby indemnifies Payee, and agrees to reimburse and hold Payee harmless on demand, from and against all actions, claims, losses, judgments, damages, amounts paid in settlement and expenses (including reasonable attorneys fees and court costs) brought against or incurred by Payee and arising out of, relating to or in connection with any of the Obligations.

Section 5. Waiver of Rights, Etc. No delay on the part of Payee in exercising any of its options, powers or rights, or partial or single exercise thereof, shall constitute a waiver thereof. No waiver of any of its rights hereunder, and no modification or amendment of this Guaranty, shall be deemed to be made by Payee unless the same shall be in writing, duly signed by an authorized representative of Payee on behalf of Payee, and each such waiver, if any, shall apply only with respect to the specific instance involved, and shall in no way impair the rights of Payee or the obligations of the Guarantor to Payee in any other respect at any other time.

Section 6. Enforcement, Etc. Payee, in its sole discretion, may proceed to exercise or enforce any right, power, privilege, remedy or interest that Payee may have under this Guaranty, the Obligations or any applicable law, at law, in equity, in rem or in any other forum available under applicable law, without notice except as otherwise expressly required by law provided herein; without pursuing, exhausting or otherwise exercising or enforcing any other right, power, privilege, remedy or interest that Payee may have against or in respect of the Guarantor, the Obligations, the Company, any other guarantor, surety, pledgor, collateral or any other person or thing; and without regard to any act or omission of Payee or any other person.

Section 7. Representation and Covenants. The Guarantor hereby restates the representations and warranties applicable to it contained in Section 3 of the Note Purchase Agreement, dated the date hereof, between the Company and Payee (the "Note Purchase Agreement") and the Guarantor agrees to comply with the covenants contained in Sections 5 and 6 of the Note Purchase Agreement.

Section 8. Reliance. The Guarantor expressly acknowledges that the Guarantor has not received or relied upon any oral or written agreements, understandings, representations or warranties from Payee or any other party with respect to this Guaranty (or any of Guarantor's obligations hereunder), and that this Guaranty contains the entire understanding of the parties with respect to the subject matter hereof and supersedes and replaces any and all prior oral or written agreements and understandings with respect thereto.

Section 9. Successors and Assigns; Assignment. This Guaranty is binding upon the Guarantors and their successors, and shall inure to the benefit of Payee and its successors and assigns. This Guaranty may not be assigned by the Guarantor, but the Payee may assign this Guaranty to any assignee of the Notes.

Section 10. Modification, Etc. This Guaranty cannot be terminated or changed orally and no provision hereof may be modified or waived except in writing by Payee and the Guarantor.

Section 11. Section and Other Headings. The Sections and other headings contained in this Guaranty are for reference purposes only and shall not affect the meaning or interpretation of this Guaranty.

Section 12. Notices. Any notice to be given hereunder shall be given (except as otherwise expressly set forth herein) by registered prepaid airmail, air courier service or by fax or may be delivered by hand and shall be deemed to have been received, if given by registered prepaid airmail, three days after posting; if given by fax, on receipt of the fax confirmation; and if delivered by hand or by air courier, at the time of such delivery if to Payee:

The Liverpool Limited Partnership
A.S. & K. Services Ltd.
P.O. HM 1179
Hamilton HM EX
Bermuda
Attention:      Deborah Hendrickson
Telephone:      (441) 295-2244
Telecopier:     (441) 295-5328
if to the Guarantor:

PeakSoft Corporation (USA), Inc.
3614 Meridian, Suite 100
Bellingham, Washington 98225
Telephone: (360) 752-1100
Telecopier:(360) 752-0086
Attention:  Doug Foster


Section 13.  Choice of Law and Venue; Waiver of Jury Trial.

(a) THIS GUARANTY WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ANY CONFLICTS OF LAWS PROVISIONS THEREOF THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.

(b) The Guarantor irrevocably submits to the exclusive jurisdiction of any State or Federal Court sitting in the State of New York, New York County, over any suit, action, or proceeding arising out of or relating to this Agreement. The Guarantor irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that suit, action, or proceeding has been brought in an inconvenient forum.

The Guarantor further agrees that the service of process upon it, mailed by certified or registered mail (and service so made shall be deemed complete five days after the same has been posted as aforesaid) or by personal service shall be deemed in every respect effective service of process upon it in any such suit or proceeding. Nothing herein shall affect Payee's right to serve process in any other manner permitted by law. The Guarantor agrees that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

(c) The Guarantor hereto knowingly and voluntarily waives any and all rights it may have to a trial by jury with respect to any litigation based on, or arising out of, under, or in connection with, this Guaranty.


Dated the __ day of June, 1998


PEAKSOFT CORPORATION (USA), INC.


By: