Form 20-F/A
PEAKSOFT CORP
filed 1998-12-10
CIK 1058429

US SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A (amendment #2)

(Mark One)
[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
    THE SECURITIES EXCHANGE ACT OF 1934

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 For the fiscal year ended January 31, 1996

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

PEAKSOFT CORPORATION
AJAX, ONTARIO, CANADA
VANCOUVER, BRITISH COLUMBIA, CANADA
CALGARY, ALBERTA, CANADA
1801 Roeder Avenue, #144, Bellingham, Washington 98227 USA

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


PeakSoft is the main operating entity, which has utilized PeakSoft USA as its U.S. marketing and operations division. CBT was acquired for its research and development capabilities, which have now been transferred to PeakSoft, and is currently not active. The Corporations senior management reside in different localities in the United States and Canada with the focal point being the Corporations head office in Bellingham, Washington where Mr. Douglas Foster, PeakSofts Chief Executive Officer resides. Mr. Simon Arnison, Chief
Technology Officer, resides in the Ajax, Ontario area where he maintains a home office. The senior management group maintains daily contact through phone, fax and e-mail. In addition, management meetings are held at irregular intervals in Bellingham.


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



In May 1996, Peak completed the arms length acquisition of all of the capital stock of CBT by allotting 1,500,000 common shares to those persons having a right to CBT shares at an issue price of CDN$1.11 per share for an aggregate purchase price of CDN$1,665,000. The Common Shares issued to the shareholders of CBT were subject to an escrow agreement which required that three milestones to be met, two which were passed shortly following the completion of the agreement. The final milestone was also expected to be met. It was represented to Peak that by the time of the acquisition, CBT had invested approximately CDN$500,000 and 5 man-years in the development of certain Java-based proprietary technology which has proved useful in advancing functionality, interactive content, animation and ease of use of the World Wide Web.

On May 10, 1996, Peak completed a private placement of 466,665 units at a price of CDN$0.75 per unit, for gross proceeds of approximately CDN$350,000. Each unit consisted of one common share and one share purchase warrant (the First Warrants) which enabled the holder of it to purchase one common share at a price of CDN$1.00. These warrants expired on May 9, 1998.


In May 1996, the Corporation acquired certain proprietary Java server technology known as ExpressO in an arms length transaction from Mr. Charles T. Russell, who was carrying on business as Innovative Desktop. This technology was purchased in exchange for 133,890 Common Shares at an issue price of CDN$1.33 per common share for an aggregate purchase price of US$130,000. 102,991 Common Shares were issued in fiscal 1996. Two additional allotments of 15,449shares each were to be issued upon achievement of certain performance milestones.

These performance milestones were met in fiscal 1997 and these two allotments, totaling 30,898, were issued in fiscal 1997.


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


On November 18, 1996, Peak completed a private placement of 500,000 Second Special Warrants at a price of CDN$0.75 per Second Special Warrant for gross proceeds of CDN$375,000. Each of these units, which were referred to as "Second Special Warrants", consisted of one common share coupled with one-half common share purchase warrant which entitled the holder thereof to acquire an additional share at a price of CDN$1.00 - unless a prospectus was not filed by Peak in each provinces of Alberta, British Columbia, and Ontario on or before December 23, 1996, in which event the holder of a Second Special Warrant became entitled to 1.1 common shares and 1.1 warrants. As this prospectus filing date was not met, the First Special Warrants entitled the holders thereof to acquire in the aggregate 550,000 common shares and 275,000 share purchase warrants. Finders fees (inclusive of expenses) of CDN$18,953 were paid by the Corporation to GTL Securities (U.S.A.) Inc., a party at arms length to the Corporation, in connection with certain subscriptions for Second Special Warrants. In the year 1996 65,519 shares were issued for services.

On January 17, 1997 Peak completed a private placement of 690,000 units at a price of CDN$1.11 per unit for gross proceeds of CD$765,900. Each of these units, which were referred to as "Third Special Warrants", consist of one common share of Peak coupled with 1/3 of a warrant. A full warrant entitled the holder thereof to acquire an additional at a price of CDN$1.35 - unless a prospectus was not filed by Peak in each of the provinces of Alberta, British Columbia and Ontario on or before April 21, 1997, in which event the holder of a Third Special Warrant became entitled to 1.1 common shares and 0.367 warrants. As this prospectus filing date was not met, the Third SPecial Warrants entitled the holders thereof to acquire in the aggregate 759,000 common shares and 253,230 share purchase warrants. The Agents and Research Capital Corporation (Research Capital) of Toronto, Ontario (as an additional sub-agent of GTL) received as compensation, in part, in connection with the distribution of the Third Special Warrants, non-assignable Brokers Warrants entitling them to acquire an aggregate of CDN$69,000 non-assignable Agents Purchase Warrants. Each Agents Purchase Warrant entitled the holder to acquire one common share at the exercise price of CDN$1.35 per share at any time on or before January 16, 1998. The Common Shares and the Fourth Warrants issuable on exercise of the Third Special Warrants and 34,500 of the Agents Purchase Warrants issuable on exercise of the Brokers Warrants (on a pro rata basis among the holders thereof) are qualified for distribution. The Third Special Warrants expire on July 17, 1998.

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

The acquisition of CBT brought new engineering staff and unfinished technology to Peak. The technology known as Javalin had no guarantee of being merchantable or completed, but in the opinion of management offered promise for the company to establish itself in the Internet market. Approximately six months after the acquisition Peak did, in fact, successfully commercialize the product and continue to expand the core technology. As an example the company released Web Animator in 1996 which was re-named Jet Effects in 1997 and continues to be sold by the company today. In addition the technology was applied to the creation of NetJet in November 1996, now known as PeakJet and to the creation of NetMagnet released in January 1998. While there is no guarantee that the technology will continue to be marketable, the Company released PeakJet 2000 in July 1998 and has five other products based upon this technology underdevelopment.


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



Marketing Strategy

To capitalize on its technology, PeakSoft is addressing the needs of the rapidly growing market of Internet users. The Corporation plans to apply its technology to performance solutions for business in the emerging intranet marketplace, and will shortly be releasing a product to assist members of the legal profession to access and to organize the resources available to them on the Internet. In addition, PeakSoft is proposing to license other companies to develop its software for corporate and institutions

Since its inception PeakSoft has applied its core Java based technology to solving problems associated with the speed, ease of use and information management issues of the Internet. PeakSofts first products; NetJet, released in November 1996, PeakJet 1.55 released in March 1997 and Jet Effects released in March 1997 were marketed using traditional software sales strategies.

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

Chief Technology Officer - Simon Arnison

Mr. Arnison is responsible for keeping the Corporation abreast of current technology developments and their impact on its current and impending products. He proposes new product research and development. Mr. Arnison reports to the President.

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

Title of Class    Identity of Person or Group   Amount Owned  Percent of Class
---------------   ---------------------------   ------------  ----------------
Common Stock      D. Foster  (Individual)         115,000            .9
Common Stock      Foster Murphy & Sons-         1,355,050          10.0
                     Doug Foster (Individual)
Common Stock      Carl Conti (Individual)         112,000            .8
Common Stock      Donald McInnes (Individual)      85,000            .6
Common Stock      Peter Janssen (Individual)       51,750            .4
Common Stock      Nick Vermeulen                   33,000            .2
Common Stock      Thomas Taylor                         1            .0

Common Shares     All Directors/Officers        1,751,801          13.0
                     as a Group


ITEM 5 - NATURE OF TRADING MARKET

TRADING HISTORY OF COMMON SHARES

The Common Shares of PeakSoft are listed and posted for trading on The Alberta Stock Exchange under the trading symbol PKT.A. The following table sets forth the reported high and low sale prices and volume of trading of the Common Shares as reported by The Alberta Stock Exchange for the periods indicated:


1996                      Price Range           Trading Volume
-----                  High $     Low $
                      ------      -----
First Quarter          1.55        0.45            2,885,900
Second Quarter         1.85        1.20            1,615,806
Third Quarter          1.45        0.50            2,211,441
Fourth Quarter         1.60        0.60            3,659,653

1997
-----
First Quarter          1.30        0.80            2,598,231
Second Quarter         1.18        0.57            1,714,955
Third Quarter          0.93        0.40            2,048,481
Fourth Quarter         0.90        0.40            1,160,214

1998
-----
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

Had the Companys consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (see Note 14 to the audited financial statements), selected consolidated financial information would have been as follows:

SUMMARY OF OPERATIONS
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30
                                        1997         1996             1995
                                        ----         ----             ----
Sales                              1,340,200      784,900          556,096
Net Earnings (Loss) from
  Continuing Operations           (3,354,661)   2,577,078)          55,794
Earnings (Loss Per Share)
  from Continuing Operations            (.35)        (.31)             .02

SUMMARY OF BALANCE SHEET
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30
                                   1997            1996          1995
                                   ----            ----          ----

Working Capital*                341,546        (445,693)       88,060
Total Assets                  1,579,972         473,429       570,303
Total Current Liabilities     1,042,639         523,681       288,858
Long Term Debt and Obligation
  Under Capital Leases        1,369,576          12,702        36,164
Shareholders Equity (Deficit) (975,055)       (118,688)       245,281


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


Revenue for the six months ended March 31, 1998 increased from $709,384 in the comparable period in 1997, to $899,582, an increase of $190,198 or 26.8%, and was due primarily to the growing sales volume of Peaks Internet software products. The operating loss decreased from $1,782,304 to $1,262,607, reflecting higher sales volume and a significant reduction in operating expenses. Management has drastically reduced expenditures in all areas, especially in cost of goods sold, research and development, and selling and marketing. General and administrative expenses for the six months ending March 31, 1998 were CDN$870,107 and CDN$472,734 in the comparable period in 1997, an increase of CDN$397,373. This was due primarily to the re-categorization of expenses resulting from the reorganization that was adopted beginning of fiscal year 1998. The end result of this reorganization reflects a reallocation of previously categorized "selling and marketing" expenses to "general administrative" expenses.

Marketing and sales expenses decreased to CDN$695,999 for the six months ending March 31, 1998 from CDN$1,148,054 in the comparable period in 1997 a decrease of CDN$452,055 or 39.4%. This was due primarily to the re-categorization of expenses resulting from the reorganization that was adopted beginning of fiscal year 1998. The end result of this reorganization reflects a reallocation of previously categorized "selling and marketing" expenses to "general administrative" expenses. Restructuring of marketing and sales were also factors in the decrease.

Research and development expenses decreased to CDN$324,010 for the six months ending March 31, 1998 from CDN$374,690 in the comparable period in 1997 a decrease of CDN$50,680. The decrease was primarily due to reduction in non-essential staff as part of the restructuring undertaken by the company.

Amortization increased to CDN$500,693 for the six months ending March 31, 1998 from CDN$264,978 in the comparable period in 1997 an increase of CDN$235,715. The amortization expense includes the amortization on the research and development that was acquired in 1996 from Chameleon Bridge Technologies Corp, which is capitalized according to Canadian GAAP and amortized at a rate of $205,574 per quarter.

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



The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and is developing an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company presently believes that, with modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the Companys computer systems as so modified and converted. The Company has completed the required modifications and conversions. The Company is in the process of obtaining Year 2000 compliance statements from vendors, suppliers, and all other third parties that do business with the Company. Quarter Ended March 31, 1998 Compared to Quarter Ended March 31, 1997.

Net loss for the quarter ended March 31, 1998 decreased from $1,098,334 in the comparable period in 1997, to $335,228 a decrease of $763,106, or 69.9%. Management has drastically reduced expenditures this past quarter in all areas, especially in cost of goods sold, research and development, and selling and marketing. General and administrative expenses increased from CDN$312,131 for the quarter ending March 31, 1997 to CDN$421,008 for the comparable period in 1998. This was due primarily to the re-categorization of expenses adopted by the company beginning fiscal 1998. Marketing and sales expenses decreased to CDN$261,625 for the quarter ending March 31, 1998 from CDN$719,660 in the comparable period in 1997. This was due primarily to the re-categorization of expenses resulting from the reorganization adopted by the company beginning fiscal 1998. Restructuring of marketing and sales was also a factor in the decrease. Research and development expenses decreased to CDN$143,597 for the quarter ending March 31, 1998 from CDN$155,406 in the comparable period in 1997. The decrease was primarily due to reduction in non-essential staff as part of the restructuring undertaken by the company. Amortization increased to CDN$246,959 for the quarter ending March 31, 1998 from CDN$167,147 in the comparable period in 1997. The amortization expense includes the amortization on the research and development that was acquired in 1996 from Chameleon Bridge Technologies Corp, which is capitalized according to Canadian GAAP and amortized at a rate of $205,574 per quarter.

The Company is actively creating budgets to place emphasis on marketing in the next quarters to capture a higher sales volume. Revenue reflects an increase of 74.2% over second quarter 1997 reported revenue. The increase is primarily due to the recent launch of Peak's third Internet product, NetMagnet, various licensing agreements, and the growing sales volume of PeakJet. The Company has received 800,000 shares of InfoBuild as a partial consideration for a $300,000 license agreement, which is valued at its most recent funding share value. PeakSoft recognizes that there is no guarantee that this value can be realized in the short-term. In general, this quarters results reflect the Companys continuing growth in the expanding Internet market. The Company also renewed its bundling agreement with MacMillan Digital Publishing USA.


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

Amortization -

         Amortization increased from $45,635 in 1995 to $118,968 in 1996. This increase is largely due to the large additions to property, plant and equipment, and assets under capital leases, of $77,109 and $73,377 respectively. In addition amortization increased due to the consolidation of property, plant and equipment from the newly acquired subsidiary, Chameleon Bridge Technologies Inc.

Marketing -

         Marketing costs of $531,170 was incurred by the subsidiary Chameleon Bridge Technologies Inc. on introducing it's Internet performance enhancement products, using the Java-based development environment. The products introduced during 1996 were "PeakJet" and "Peak Web Animator."

Research and development -

         Research and development increased by about $290,000 in 1996 due to the acquisition of the subsidiary Chameleon Bridge Technologies Inc. The subsidiary expended $321,740 in the research and development of Internet enhancement software, using the Java-based development environment. Much of the costs in this year was related to "PeakJet," "Peak Web Animator" and an array of other Internet products aimed at both consumers and businesses.

General and Administration -

         General and administration increased by about $248,000 over 1995. This increase is a result of PeakSoft emerging out of its development phase in 1995. Accordingly all aspects of General and Administration expenses increased. However, the major increases were for labour, consulting, investor relations, bank charges, telephone and utilities. Facilities costs also increased with the acquisition of Chameleon Bridge Technologies Inc. As well, PeakSoft increased its premises to accommodate additional personnel.


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


Subsequent Events after March 31, 1998:

Finances:
On April 27, 1998 the Company received a loan of US$22,000 from a private individual. The loan bears 12% interest per annum and is in the form of a demand promissory note. As further consideration for the loan, the Company granted the lender warrants to purchase 105,515 shares of the Companys stock at an exercise price of CDN$0.30 per share. The warrants expire April 27, 2000.

On April 27, 1998 the Company received another loan of US$22,000 from a second private individual. The loan bears 12% interest per annum and is in the form of a demand promissory note. As further consideration for the loan, the Company granted the lender warrants to purchase 105,515 shares of the Companys stock at an exercise price of CDN$0.30 per share. The warrants expire April 27, 2000.

On April 27, 1998 the Company received another loan of US$22,000 from a third private individual. The loan bears 12% interest per annum and is in the form of a demand promissory note. As further consideration for the loan, the Company granted the lender warrants to purchase 105,515 shares of the Companys stock at an exercise price of CDN$0.30 per share. The warrants expire April 27, 2000.

On April 27, 1998 the Company received another loan of US$22,000 from a fourth private individual. The loan bears 12% interest per annum and is in the form of a demand promissory note. As further consideration for the loan, the Company granted the lender warrants to purchase 105,515 shares of the Companys stock at an exercise price of CDN$0.30 per share. The warrants expire April 27, 2000.

On June 10, 1998 the Company received a loan US$75,000 from The Liverpool Limited Partnership. The loan bears 12% interest per annum and is in the form of a senior promissory note due June 10, 2000.

On June 10, 1998 the Company received another loan US$75,000 from Westgate International, L.P.. The loan bears 12% interest per annum and is in the form of a senior promissory note due June 10, 2000.

On June 30, 1998 the deferment of management, Douglas Foster, Calvin Patterson, and Timothy Metz, salaries, from March 15, 1998 through June 30, 1998, aggregating to US$30,333.36 was converted to a no interest loan to the Company. The loans are in the form of demand promissory notes.

On September 21, 1998 the Company reached agreement in principle with The Liverpool Limited Partnership and Westgate International, L.P., entities under common management (not common control) with Elliott Associates, L.P., and individuals to convert their senior notes and interest owing of CDN $2,752,477 ($1,781,403 US) at a rate of CDN $0.18 per share for a total of 15,291,538 shares, and to purchase new notes in the aggregate principal amount of CDN $231,750 ($150,000 US). Two members of management, Calvin Patterson and Timothy Metz, also agreed on September 21, 1998 to convert a portion, aggregating to CDN$24,993.72 ($18,000 US) in partial satisfaction of their demand promissory notes owing at a rate of CDN $0.18 per share for a total of 138,854 shares. The agreements are subject to, and the Company is seeking, shareholder and regulatory approval as required.

On September 24, 1998 the Company received another loan US$30,000 from Westgate International, L.P., per the agreement reached on September 21, 1998. The loan bears 12% interest per annum and is in the form of a demand promissory note.

On September 24, 1998 the Company received another loan US$30,000 from The Liverpool Limited Partnership, per the agreement reached on September 21, 1998. The loan bears 12% interest per annum and is in the form of a demand promissory note.

On October 13, 1998 the Company received another loan US$45,000 from Westgate International, L.P., per the agreement reached on September 21, 1998. The loan bears 12% interest per annum and is in the form of a demand promissory note.

On October 13, 1998 the Company received another loan US$45,000 from The Liverpool Limited Partnership, per the agreement reached on September 21, 1998. The loan bears 12% interest per annum and is in the form of a demand promissory note.

Expenses:

In January 1998, the Management of the Company agreed with the Directors to reduce operating costs, from December 31, 1997, by 44% and fulfillment costs by 31% before the end of the fiscal year (September 30, 1998). As of the end of the third quarter, June 30, 1998, operating costs have already been reduced by 43% through the implementation of cost control/reduction, reorganization, and restructuring. Fulfillment cost has been reduced by 31% through negotiations and competitive bidding from fulfillment subcontractors.

Management believes reducing operating and fulfillment costs enables the Company to be more cost effective. It is reasonably likely that this will improve results of operations and cash on hand.

Personnel:

On October 21, 1998 Simon Arnison accepted the position of Chief Technical Officer, replacing Liam Taylor.

Business Address:

On November 7, 1998, the Company moved its business and mailing address to 1801 Roeder Avenue; Suite 144; Bellingham, WA 98227.

Business:

On May 14, 1998, The Company announced its new product, PeakJet 2000.

On June 23, 1998, the Company announced the opening of PeakStore, a direct purchase location of Company products on the Internet.

On July 2, 1998, the Company released PeakJet 2000.

On July 13, 1998, the Company announced the signing of an agreement with Symantec to bundle and sell the Companys products.

On July 30, 1998, the Company announced the signing of an agreement with RealNetworks to bundle and sell the Companys products.

On August 28, 1998, the Company entered into a licensing agreement with TriNet Solutions Corp. to develop and deliver vertical market multinet solutions to certain vertical markets. The agreement provides that the Company will receive a $100,000 US license fee, 20% equity position in TriNet, and 40% of gross revenues after the first $250,000 US.

On September 15, 1998, the Company announced the signing of an agreement with Peruzzo Informatica to distribute the Companys products in Italy.

On September 30, 1998, the Company announced the signing of an agreement with Media Gold to distribute the Companys products in Germany and the United Kingdom.

On October 22, 1998, the Company announced the released the Beta version of LawTrack, a vertical market solution for the legal profession.

On October 26, 1998, the Company announced the signing of an e commerce agreement with Xoom.com to market and sell the Companys products over the Internet.


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
                                    Annual Compensation
Name and                            -------------------    All Other
Principal Position          Year     Salary     Bonus     Compensation
-------------------         ----     ------     -----     ------------

Douglas H. Foster          1997     85,000        -            -
President and              1996     82,800        -            -
Chief Executive Officer    1995     82,800        -            -
& Director                 1994     70,400


Long-Term Compensation Awards:

Securities Under Options/SARs Granted:

1997           302,000
1996           321,250
1995           250,000
1994                 -

Restricted Shares or Restricted Share Units: none

Payouts:
LTIP Payouts: none

All Other Compensation: none


The following information concerns individual grants of options to purchase or acquire securities of the Corporation made during the year ended September 30, 1997 to the Corporations Chief Executive Officer.

Name                    Securities          percent of Total       Exercise or
                        Under Options       Options Granted        Option Price
                        Granted (#)         to Employees in        ($/Security)
                                            Financial Year
-------------------------------------------------------------------------------

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


Name                Securities Acquired on     Aggregate Value Realized
                    Exercise (#)
-------------------------------------------------------------------------------

Douglas H. Foster    321,250                    240,938


                     Unexercised Options       Value of Unexercised in
                     at Year End (#)           the Money Options at
                                               Year-end ($)
-------------------------------------------------------------------------------

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

-------------------------------------------------------------------------------
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


Expenses, in total, for administration, selling and marketing, and research and development decreased from CDN$1,995,478 for the six months ended March 31, 1997 to CDN$1,890,116 for the comparable period in 1998. This decrease was primarily due to a reduction in non-essential staff as part of the restructuring undertaken by the company. Sales increased from CDN$709,384 for the six months ending March 31, 1997 to CDN$899,582 for the comparable period in 1998.


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

Sincerely yours,

Douglas H. Foster
President and CEO
May 4, 1998

PeakSoft Corporation
Consolidated Balance Sheet
(Prepared by Management - unaudited))
March 31, 1998 and 1997



                                             1998          1997
                                             ----          ----
                                            (in Canadian dollars)
Assets
Current assets:
Cash                                   $    61,084    $   110,784
Accounts receivable                        281,734        429,913
Inventories                                 98,051         39,557
Prepaids and deposits                       42,574        116,007
                                           483,443        379,465

Capital assets                             176,496        350,731
Acquired research and development          411,149      1,439,023
Licenses                                      --           19,234
Investment in InfoBuild                    284,000           --
                                       $ 1,355,088    $ 2,505,249

Liabilities and Shareholders Equity
Current liabilities:
Demand loan                            $      --      $    20,756
Accounts payable and accrued
liabilities                                797,449      1,010,768
Deferred revenue                              --           84,337
Reserve for returns & allowances            54,208           --
Current portion of long-term debt             --           24,573
Current portion of obligations under
capital leases                              28,134         21,616
                                       $   879,791    $ 1,162,050

Long-term debt                           1,622,951           --
Obligations under capital leases            44,259         49,571
Shareholders equity:
Share capital                            6,312,335      3,458,942
Other paid-in capital                      173,759           --
                                       $ 6,486,094    $ 3,458,942

Obligation to issue share capital             --        1,940,900
Accumulated deficit                      7,678,007      4,106,214
                                        (1,191,913)     1,293,628

                                       $ 1,355,088    $ 2,505,249

Consolidated Statement of
Operations and Deficit (unaudited)
March 31, 1998 and 1997
                                     Quarter       Quarter     Nine months    Nine months
                                      ended         ended         ended          ended
                                 June 30, 1998  June 30,1997   June 30,1998   June 30, 1997
                                 -------------  ------------   ------------   -------------
                                                          (in Canadian dollars)
                                                          ---------------------

Sales                            $   127,796    $   529,924    $ 1,027,378    $ 1,239,308

Cost of goods sold                    33,671        135,065        192,511        366,297
                                 -----------    -----------    -----------    -----------
                                      94,125        394,859        834,867        873,011

Operating Expenses:

 General and administration          328,058        314,946      1,198,165        787,680

 Selling and marketing               133,259        373,990        829,258      1,522,044
 Research and development            111,355        129,336        435,365        504,026

                                     572,672        818,272      2,462,788      2,813,750
                                 -----------    -----------    -----------    -----------
Earnings (loss) before the
  undernoted                        (478,547)      (423,413)    (1,627,921)    (1,940,739)

Amortization**                       246,278        532,492        746,971        797,470

Recovery of expenses from
  settlement of liabilities             --             --          252,509           --
                                 -----------    -----------    -----------    -----------
Earnings (loss)from operations   $  (724,825)   $  (955,905)   $(2,122,383)   $(2,738,209)
Gain on sale of contract                --             --          134,951           --

Loss from Trademark Litigation          --          269,658           --          269,658
                                 -----------    -----------    -----------    -----------
Net earnings (loss)                 (724,825)    (1,225,563)    (1,987,432)    (3,007,867)

Accumulated deficit, beginning
  of period                      $(7,678,007)   $(4,106,214)   $(6,415,400)   $(2,323,910)
                                 -----------    -----------    -----------    -----------
Accumulated deficit, end of
  period                         $(8,402,832)   $(5,331,777)   $(8,402,832)   $(5,331,777)
                                 -----------    -----------    -----------    -----------
Loss per common share                   (.05)          (.10)          (.15)          (.25)
-----------------------------------------------------------------------------------------

**Note: The amortization expense for the quarter and nine months ended June 30, 1997, is adjusted per 1997 audited financial statements to restate the accumulated amortization of the acquired research and development.

Statement of Changes in Financial
Position (unaudited) March 31,
1998 and 1997

                                     Quarter       Quarter     Nine months    Nine months
                                      ended         ended         ended          ended
                                 June 30, 1998  June 30,1997   June 30,1998   June 30, 1997
                                 -------------  ------------   ------------   -------------
                                                          (in Canadian dollars)
                                                          ---------------------

Cash provided by (used in):

Operations:

  Net earnings (loss)            $  (724,825)   $(1,225,563)   $(1,987,432)   $(3,007,867)

  Items not involving cash:
     Amortization                    246,278        532,492        746,971        797,470
  Change in non-cash operating
     working capital                 140,445        316,481       (355,997)        12,793
                                 -----------    -----------    -----------    -----------
                                    (338,102)      (376,590)    (1,596,458)    (2,197,604)

Financing:

  Repayment of long-term debt        304,851           --          531,875        (12,702)

  Obligation under capital leases     (4,975)        (8,110)         1,867         (9,881)

  Decrease in obligation to             --             --         (399,900)          --
    issue shares
  Issuance of share capital           20,055        323,475        532,199      2,207,900
                                 -----------    -----------    -----------    -----------
                                     319,931        315,365        666,041      2,185,317
Investments:
  Purchase of capital assets          (9,006)         1,038       (107,042         32,921)
                                 -----------    -----------    -----------    -----------
Increase (decrease) in cash          (27,177)       (60,187)    (1,037,459)        20,634
  position

Cash, beginning of period             61,084        110,784      1,071,366         29,963
                                 -----------    -----------    -----------    -----------
Cash, end of period              $    33,907    $    50,597    $    33,907    $    50,597

Second Quarter Review

Net loss for the quarter ended March 31, 1998 decreased from $1,098,334 in the comparable period in 1997, to $335,228 a decrease of $763,106, or 69.9%. Management has drastically reduced expenditures this past quarter in all areas, especially in cost of goods sold, research and development, and selling and marketing. General and administrative expenses increased from CDN$312,131 for the quarter ending March 31, 1997 to CDN$421,008 for the comparable period in 1998. This was due primarily to the re-categorization of expenses adopted by the company beginning fiscal 1998. Marketing and sales expenses decreased to CDN$261,625 for the quarter ending March 31, 1998 from CDN$719,660 in the comparable period in 1997. This was due primarily to the re-categorization of expenses resulting from the reorganization adopted by the company beginning fiscal 1998. Restructuring of marketing and sales was also a factor in the decrease. Research and development expenses decreased to CDN$143,597 for the quarter ending March 31, 1998 from CDN$155,406 in the comparable period in 1997. The decrease was primarily due to reduction in non-essential staff as part of the restructuring undertaken by the company. Amortization increased to CDN$246,959 for the quarter ending March 31, 1998 from CDN$167,147 in the comparable period in 1997. The amortization expense includes the amortization on the research and development that was acquired in 1996 from Chameleon Bridge Technologies Corp, which is capitalized according to Canadian GAAP at a rate of $205,574 per quarter.

The Company also recorded a gain on sale of contract of CDN$134,951. This resulted from the sale of 100% of the shares of Peak Services, Inc. (a wholly owned subsidiary of the Company) for $100,000 US. The Companys cost basis was $500 US. The only tangible asset of Peak Services, Inc. was a service contract.

The Company is actively creating budgets to place emphasis on marketing in the next quarters to capture a higher sales volume. Revenue reflects an increase of 74.2% over second quarter 1997 reported revenue. The increase is primarily due to the recent launch of Peak's third Internet product, NetMagnet, various licensing agreements, and the growing sales volume of PeakJet. The Company entered into a licensing agreement with InfoBuild Networks Inc. to develop and deliver information management solutions to certain vertical markets. The agreement calls for a licensing fee of $300,000 US; $100,000 US in cash plus 800,000 shares, at $0.25 per share, of stock in InfoBuild, which represents approximately 13% of the 6,000,000 outstanding shares. PeakSoft recognizes that there is no guarantee this value can be realized in the short-term. The agreement also calls for a royalty payment of 3% of gross revenues above $2,000,000 US per annum, with a minimum royalty of $42,000 per year. The Company also renegotiated and renewed a bundling sales agreement with MacMillan Digital Publishing USA. In general, this quarters results reflect the Companys continuing growth in the expanding Internet market.

Six Month Review

Revenue for the six months ended March 31, 1998 increased from $709,384 in the comparable period in 1997, to $899,582, an increase of $190,198 or 26.8%, and was due primarily to the growing sales volume of Peak's Internet software products.The gross margin increased to about 82%, from 67% in the comparable six months ended March 31, 1997 and from 66% in the year ended September 30,1997.

The increase is due primarily to the sale of a license to InfoBuild to use our software for development and to bundle our software in products being developed, as well as sales from the Macmillan bundling license agreement. If not for these license revenue, the overall gross margin would be similar to that in the 6 months ended March 31, 1997 and the year ended September 30,1997. The operating loss decreased from $1,782,304 to $1,262,607, reflecting higher sales volume and a significant reduction in operating expenses. The decreases in expenses reflect a reduction in expenditures, while continuing to keep a significant investment in marketing for Netmagent and future products.

The amortization expense includes the amortization on the research and development that was acquired in 1996 from Chameleon Bridge Technologies Corp, which is capitalized according to Canadian GAAP. (In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is expensed as incurred. The results would be a lower loss per common share of $0.06 compared with $0.09). In addition, for US GAAP purposes, the settlement of liabilities is recorded as an extraordinary item of $252,562. The Company recorded this as a Recovery of expenses from settlement of liabilities of CDN$252,509. The nature of this recovery was from negotiations with creditors which reduced accounts payable by CDN$252,509.


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

"KPMG"
Chartered Accountants
KPMG
New Westminster, Canada
December 12, 1997

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


"KPMG"

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

"Gordon K.W. Gee"

CHARTERED ACCOUNTANT
Vancouver, B.C.
January 9, 1997

PEAK TECHNOLOGIES INC.
Consolidated Balance Sheet (in Canadian dollars)
September 30, 1997 and 1996
                                           1997           1996
Assets                                     ----           ----

Current assets:
Cash                                  $ 1,071,366    $    29,963
Accounts receivable                        97,645         26,727
Inventories                                59,128         13,362
Prepaids and deposits                     156,046          7,936
                                      -----------    -----------
                                        1,384,185         77,988
                                      -----------    -----------
Capital assets (note 3)                   195,787        370,272

Acquired research and
development (note 4)                      822,299      1,644,598

Licences                                     --           25,169
                                      -----------    -----------
                                      $ 2,402,271    $ 2,118,027
                                      ===========    ===========
Liabilities and Shareholders Equity

Current liabilities:
Demand loan                           $      --      $    23,152
Accounts payable and
accrued liabilities                       893,398        380,119
Deferred revenue (note 5)                 109,681         81,033
Current portion of
long-term debt (note 6)                    14,936         23,507
Current portion of obligations
under capital leases (note 7)              24,624         15,870
                                      -----------    -----------
                                        1,042,639        523,681
                                      -----------    -----------
Long-term debt (note 6)                 1,380,991         12,702
Obligations under capital
leases (note 7)                            40,927         51,342

Shareholders equity:
Share capital (note 8)                  5,779,455      3,398,904
Other paid-in capital note 6)             173,759           --
                                      -----------    -----------
                                        5,953,214      3,398,904
Obligation to issue share
capital (note 8)                          399,900        455,308
Accumulated deficit                     6,415,400      2,323,910
                                      -----------    -----------
                                          (62,286)     1,530,302
                                      -----------    -----------
                                      $ 2,402,271    $ 2,118,027
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

Revenue from service contracts is recognized when the work is completed. Deferred revenue represents payments received from customers for services nod yet performed.

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

3. Capital assets:


1997
                                         Accumulated       Net book
                               Cost      amortization        value
                               ----      ------------        -----
Furniture and equipment      $ 73,731      $ 40,094        $ 33,637
Computer equipment            155,974        91,141          64,833
Computer software             178,073        89,037          89,036
Leasehold improvements        131,057       122,776           8,281

                            $ 538,835     $ 343,048       $ 195,787

1996
                                         Accumulated       Net book
                               Cost      amortization        value
                               ----      ------------        -----
Furniture and equipment    $ 115,067      $ 63,233        $ 45,783
Computer equipment           192,477        74,938         122,208
Computer software            136,979        34,245         102,734
Leasehold improvements       131,057        31,510          99,547

                           $ 575,580     $ 203,926        $370,272

Assets acquired under capital leases in the amount of $79,148 (1996 - $73,377) and related accumulated amortization of $54,614 (1996 - $18,474) are included in furniture and equipment as well as computer equipment.


4. Acquired research and development:

1997
                                         Accumulated       Net book
                               Cost      amortization        value
                               ----      ------------        -----
Research and development   $ 1,644,598    $ 822,299      $ 822,299

1996

                                         Accumulated       Net book
                               Cost      amortization        value
                               ----      ------------        -----
Research and development   $ 1,644,598    $       -     $1,644,598



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

Acquired research and development                    $ 1,644,598
Other net assets acquired                                 20,402

Purchase value based on shares issued in May, 1996:  $ 1,665,000


5. Deferred revenue:

Deferred revenue consists primarily of advance quarterly billings for a computer service agreement.

6. Long-term debt:
                                                        1997          1996
                                                        ----          ----
Renovation loan,
secured by a charge on leasehold improvements,
bearing interest at 11.5% per annum,
maturing on March 15, 1998                        $    14,936    $    36,209

Notes payable,
secured by the Company's inventory and
accounts receivable, bearing interest
at 12% per annum with interest paid quarterly,
maturing on September 9, 1999 (U.S. $1,125,000)     1,554,750           --

Less:  other paid-in capital                         (173,759)          --
                                                    1,395,927         36,209

Current portion of long-term debt                      14,936         23,507

                                                  $ 1,380,991    $    12,702


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

7. Obligations under capital leases:

The Company has capital leases on equipment expiring at various dates through 2001 requiring the following minimum lease payments:

                                    1997        1996
                                    ----        ----
1997                             $   --      $ 28,246
1998                               32,713      25,019
1999                               24,180      17,194
2000                               19,965      17,194
2001                                4,430       1,433
Total minimum lease payments       81,288      89,086

Less imputed interest at
varying rates                     (15,737)    (21,874)

Present value of net
minimum capital lease
payments                           65,551      67,212

Current portion of obligations
under capital lease                24,624      15,870

                                 $ 40,927    $ 51,342



8.  Share capital:
                                                       Shares      Amount
                                                       ------      ------
Authorized:
   Unlimited voting common shares without par value Unlimited non-voting preferred shares without par value

Common shares issued:
  Balance, October 1, 1994                           656,293   $    94,580
  Issued amount year ended September 30, 1995:
  Issued to founders                               2,344,148          --
  Issued for cash                                  2,594,302       948,865
  Issue for services                                 155,257        45,700
  Less share issuance costs                             --        (193,278)

Issued amount year ended September 30, 1996:
  Issued for cash                                  1,151,147       628,189
  Issued for services                                 65,519        39,311
  Issued for technology
         CBT                                       1,500,000     1,665,000
         Charles T. Russell (ExpressO)               102,991       136,979
         Infinop                                      35,700        33,558
Issued amount year ended September 30, 1997:
  Issued for cash                                  3,545,266     2,496,498
  Issued for services                                 63,942        34,875
  Issued for technology
         Charles T. Russell (ExpressO)                30,898        41,094
  Less share issuance costs                             --        (191,916)

Balance, September 30, 1997                       12,245,463   $ 5,779,455

No preferred shares have been issued.

During 1995, and prior to the initial public offering, the Company's share capital was reorganized in the nature of a stock split resulting in 2,344,148 shares being issued to its founders in proportion to their original shareholdings.

Included in shares issued for cash during 1997 are 833,541 (1996 - 750,000, 1995
- Nil) shares for approximately $556,498 (1996 - $317,500, 1995 - $Nil) issued pursuant to the exercise of management, employees and directors' stock options. The remaining shares of 2,711,725, being the private placement of 2,775,667 shares less 63,942 issued for services, (1996 - 401,147, 1995 - 2,594,302) for
$1,940,000 (1996 - $350,000, 1995 - $948,865) were issued pursuant to private placements.



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

10. Loss on settlement of lawsuit:

This amount represents the costs of a settlement, including legal fees and inventory write-offs, causing the Company to cease the use of a certain trade name.

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

14. United States GAAP reconciliation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

(a) Loss and loss per share:

                                              1997           1996           1995
                                              ----           ----           ----

Loss in accordance with Canadian GAAP    $(4,091,490)   $(1,673,324)   $(542,655)
Difference in accounting for acquired
research and development (note d)            822,299     (1,644,598)          --

Stock options (note e)                       (85,470)        (5,000)          --


Loss in accordance with
United States GAAP                       $(3,354,661)   $(3,322,922)   $(542,655)

Loss per common share                          (0.35)         (0.40)       (0.16)

Weighted average number of shares used
for calculation                            9,615,270      8,294,805    3,391,593


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

                                 1996         1995
                                 ----         ----
Revenue                      $ (43,818)   $  (4,274)
Marketing                      332,835      197,724
Research and development       368,119      317,564
General and administrative      88,708       87,434
                             ---------    ---------
                             $ 745,844    $ 598,448

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







                                                         CARD-SMART CORP.
                                                    (FORMERLY KMP CAPITAL INC.)
                                                   (A DEVELOPMENT STAGE COMPANY)


                                                            FINANCIAL STATEMENTS
                                                              October 10, 1997
                                                              December 31, 1996
                                                              December 31, 1995

                                                              TABLE OF CONTENTS


                                                                           PAGE

INDEPENDENT AUDITOR'S REPORT..................................................1

ASSETS........................................................................2

LIABILITIES AND STOCKHOLDERS' EQUITY..........................................3

STATEMENT OF OPERATIONS.......................................................4

STATEMENT OF STOCKHOLDERS' EQUITY.............................................5

STATEMENT OF CASH FLOW........................................................6

NOTES TO FINANCIAL STATEMENTS.............................................7 - 8

                                                         BARRY L. FRIEDMAN, P.C.
                                                     Certified Public Accountant

1582 TULITA DRIVE                                        OFFICE   (702) 361-8414
LAS VEGAS, NEVADA  89123                                  FAX NO. (702) 896-0278


                          INDEPENDENT AUDITORS' REPORT

Board of Directors                                              October 17, 1997
Card-Smart Corp.
Las Vegas, Nevada

         I have audited the accompanying Balance Sheets of Card-Smart Corp. (Formerly KMP Capital Inc.), (A Development Stage Company), as of October 10, 1997, December 31, 1996, and December 31, 1995, and the related statements of operations, stockholders' equity and cash flows for period January 1, 1997 to October 10, 1997, and the two years ended December 31, 1996 and December 31, 1995. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. I believe that my audit provides a reasonable basis for my opinion. In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Card-Smart Corp., (Formerly KMP Capital, Inc.), (A Development Stage Company), as of October 10, 1997, December 31, 1996, and December 31, 1995, and the results of its operations and cash flows for the period January 1, 1997 to October 10, 1997, and for the two years ended December 31, 1996 and December 31, 1995, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

"Barry L. Friedman"

__________(*signature)_______
Barry L. Friedman
Certified Public Accountant

                                CARD-SMART CORP.
                           (Formerly KMP Capital Inc.)
                          (A Development Stage Company)

                                  BALANCE SHEET

                                     ASSETS

                                October   December  December
                               10, 1997   31, 1996  31, 1995

CURRENT ASSETS:
         Cash                   $25,000   $     0   $     0
                                -------   -------   -------

         TOTAL CURRENT ASSETS   $25,000   $     0   $     0
                                -------   -------   -------


FIXED ASSESTS:
         Equipment              $ 2,802   $ 2,802   $     0
                                -------   -------   -------
         Less: Depreciation       - 490      - 70         0
                                -------   -------   -------

         TOTAL FIXED ASSETS     $ 2,312   $ 2,732   $     0
                                -------   -------   -------


OTHER ASSETS:
         Organization Costs     $ 1,000   $ 1,000   $ 1,000
                                -------   -------   -------
         Less: Amortization        -733      -583      -383
                                -------   -------   -------

         TOTAL OTHER ASSETS     $   267   $   417   $   617
                                -------   -------   -------


         TOTAL ASSETS           $27,579   $ 3,149   $   617
                                =======   =======   =======




See accompanying notes to financial statements.

                                CARD-SMART CORP.
                           (Formerly KMP Capital Inc.)
                          (A Development Stage Company)

                                  BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                October   December  December
                                               10, 1997   31, 1996  31, 1995



CURRENT LIABILITIES:

         TOTAL CURRENT LIABILITIES              $     0   $     0   $     0

STOCKHOLDERS' EQUITY: (Note 1)

         Common Stock, no par value
         authorized 100 shares;
         issued and outstanding at
         December 31, 1995 - 100 shares         $23,650
         December 31, 1996 - 100 shares         $53,176

         Common stock, par value $0.01
         authorized 25,000,000 shares
         issued and outstanding at
         October 10, 1997 - 6,000,000 shs       $ 6,000

         Additional paid in Capital              73,866

         Accumulated loss                       -52,287   -50,027   -23,033

         TOTAL STOCKHOLDERS' EQUITY            $27, 579   $ 3,149   $   617
                                                -------   -------   -------

         TOTAL LIABILITIES AND
         STOCKHOLDERS' EQUITY                   $27,579   $ 3,149   $   617
                                                =======   =======   =======


See accompanying notes to financial statements.

                                CARD-SMART CORP.
                           (Formerly KMP Capital Inc.)
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS

                             Jan. 1,        Year         Year       Feb. 9, 1994
                            1997 to         Ended       Ended        (inception)
                            Oct. 10,       Dec. 31     Dec. 31,       Oct. 10,
                              1997           1996        1995           1997
                            --------       -------     --------       --------

INCOME:
  Revenue                    $        0   $        0   $        0   $        0
                             ----------   ----------   ----------   ----------
EXPENSES:
  Accounting                 $      500   $        0   $        0   $      500
  Amortization                      150          200   $      200   $      733
  Consulting Fees                     0       12,500       15,000       27,500
  Depreciation                      420           70            0          490
  Office Expense                    202        2,215          912        3,569
  Travel                            988       12,009          318       19,495

Total Expenses               $    2,260       26,994       16,430       52,287

Net Losses                   $   -2,260      -26,994      -16,430      -52,287
                              =========    =========    =========    =========

Net Profit
or Loss (-)
per weighted
share (Note 1)               $   -.0004    $  -.0054      $-.0033      $-.0104
                              =========    =========    =========    =========

Weighted average
Shares
outstanding                   5,035,336    5,000,000    5,000,000    5,007,463
                              =========    =========    =========    =========









See accompanying notes to financial statements.
                                                              Page 74 of 80

                                CARD-SMART CORP.
                           (Formerly KMP Capital Inc.)
                          (A Development Stage Company)

                        STATEMENT OF STOCKHOLDERS' EQUITY

                                         Common                     Additional
                                         Stock                        paid-in
                                                                    Accumulated
                                   Shares      Amount      Capital    Deficit
                                   ------      ------      -------    -------

Balance
December 31, 1994                      100   $   7,420   $       0   -6,603

Capital contributed
During the years 1995               16,230

Net loss year ended
December 31, 1995                                                    -16,430
                                 ---------   ---------   ---------   --------
Balance,
December 31, 1995                      100   $  23,650   $       0   -23,033

Capital contributed
During the year 1996                            29,650

Net loss year ended
December 31, 1996                                                    -26,994
                                 ---------   ---------   ---------   --------
Balance,
December 31, 1996                      100   $  53,176   $       0   -50,027

June 30, 1997
Forward stock
Split 5,000 : 1                  4,999,900

June 30, 1997
Changed from no
Par value to
$.001 par value                                -48,176   +48,176

October 1, 1997
Stock issued for cash            1,000,000      +1,000   +24,000

Capital contributed
From Jan. 1, 1997 to
October 10, 1997                                         +1, 690

Net loss,
January 1, 1997 to
October 10, 1997                                                     -2,260
                                 ---------   ---------   ---------   --------
Balance
October 10, 1997                 6,000,000   $   6,000   $  73,866   $-52,287
                                 =========   =========   =========   ========

See accompanying notes to financial statements

                                   CARD-SMART
                           (Formerly KMP Capital Inc.)
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS

                                  Jan. 1,       Year       Year  Feb. 9, 1994
                                  1997 to       Ended     Ended  (inception)
                                  Oct. 10,     Dec. 31   Dec. 31,  Oct. 10,
                                    1997        1996      1995      1997
                                  --------    -------   --------  --------


Cash Flows from
Operating Activities:
    Net Loss                       $-2,260    $-26,994  $-16,430  $-52,287
    Adjustment to
    reconcile net loss
    to net cash
    provided by operating
    activities:
      Organizational Costs                                           1,000
      Equipment Purchase           -2,802                           -2,802
      Amortization                   +150         +200      +200      +733
      Depreciation                   +420                    +70      +490

Changes in assets and
liabilities:
    Increase in current
    liabilities:                   $    0     $      0   $     0   $    0

Net cash used in
operating activities:              $-1,690    $-29,526  $-16,230  $-54,866

Cash Flows from
investing activities               $     0    $      0  $      0  $      0
                                   -------    --------  --------  --------
Cash Flows from
Financing Activities:
         Additional
             Contributed capital   +1,690     +29,526   +16,230   +53,866
         Issuance of common
             Stock for Cash        +25,000          0         0   +26,000

Net increase (decrease)
in cash                            $ 25,000   $     0   $     0   $25,000
                                   --------   -------   -------   -------
Cash, beginning of
Period                                    0         0         0         0
                                   --------   -------   -------   -------

Cash, end of period                $ 25,000   $     0   $     0   $25,000
                                   ========   =======   =======   =======


See accompanying notes to financial statements.

                                CARD-SMART CORP.
                           (Formerly KMP Capital Inc.)
                          (A Development Stage Company)

                               NOTES TO FINANCIAL
                      STATEMENTS October 10, 1997, December
                         31, 1996, and December 31, 1995

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

         The Company was organized February 9, 1994, under the laws of the State of Delaware, as KMP Capital Inc. The Company has no operations and in accordance with SFAS #7, is considered a development stage company.

         On February 9, 1994, the Company issued 100 shares of its no par value common stock for $1,000.

         On June 30, 1997, the State of Delaware approved the Company's restated Articles of Incorporation, which increased its capitalization from 100 common shares of no par value to 5,000,000 common shares with a par value of $0.001.

         Effective June 30, 1997, the Company had a froward stock split of 50,000 to 1 thus increasing the number of common shares outstanding from 100 shares to 5,000,000 shares.

         On September 15, 1997, the State of Delaware approved the Company's restated Articles of Incorporation, which increased its capitalization from 5,000,000 common shares with a par value of $.001 to 25,000,000 common shares with a par value of $.001.

         On October 1, 1997, management completed a securities offering to obtain additional funding in the amount of $25,000. The securities offering was at a $.025 per share and the company sold 1,000,000 shares of common stock. The proceeds of the offering will be used for general corporate purposes.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURE

         Accounting policies and procedures have not been determined except as follows:

              1. The Company uses the accrual method of accounting.

              2. The cost of organization, $1,000.00 is being amortized over a period of 60 months (February 4, 1994, through February 4, 1999).

              3. Earnings per share is computed using the weighted average number of shares of common stock outstanding. 4. The company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception

                                CARD-SMART CORP.
                           (Formerly KMP Capital Inc.)
                          (A Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS
                     (CONTINUED) October 10, 1997, December
                         31, 1996, and December 31, 1995

NOTE 3 - GOING CONCERN

         The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

NOTE 4 - RELATED PARTY TRANSACTION

         The Company neither owns or leases any real property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selection between the company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - WARRANTS AND OPTIONS

         There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 6 - ADDITIONAL CAPITAL CONTRIBUTIONS

         Since inception, the Company has had operating expenses and no cash. One of the original shareholders has advanced all funds necessary for the operation of the company. These funds were credited to the Stockholder's Equity of the Company.



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

                Consolidated Balance Sheets as of September 30, 1997 and 1996

                Consolidated Statements of Operations and Deficit for the Years Ended September 30, 1997, 1996 and 1995

                Consolidated Statement of Changes in Financial Position for the Years Ended September 30, 1997, 1996 and 1995

                Notes to Consolidated Financial Statements


(B) Exhibits

  *Exhibit 1  - Articles and By-Laws

  *Exhibit 2  - Registration Rights Agreement - September 9, 1997

  *Exhibit 3  - PeakSoft Corporation Register of Options - June 8, 1998

  *Exhibit 4  - Opinion of Legal Counsel Regarding Shares of Registrant
               - July 23, 1998

  *Exhibit 5  - Valuation of Chameleon Bridge Technologies Corp. -
               April 26, 1996

  *Exhibit 6  - Security Agreement - September 9, 1997

  *Exhibit 7  - Note Purchase Agreement - September 9, 1997

  *Exhibit 8  - Escrow Agreement - September 9, 1997

  *Exhibit 9  - Senior Promissory Note - September 9, 1997

  *Exhibit 10 - Senior Promissory Note - September 9, 1997

  *Exhibit 11 - Guaranty of Peak Media Inc. - September 9, 1997

  *Exhibit 12 - Amendment Agreement - March 1998

  *Exhibit 13 - Amendment to Note Purchase Agreement - March 1998

  *Exhibit 14 - Senior Promissory Note - March 1998

  *Exhibit 15 - Guaranty of PeakSoft Corporation (USA) Inc. - March
               1998

  *Exhibit 16 - Note Purchase Agreement - June 10, 1998

  *Exhibit 17 - Senior Promissory Note - June 10, 1998

  *Exhibit 18 - Senior Promissory Note - June 10, 1998

  *Exhibit 19 - Guaranty of PeakSoft Corporation (USA) Inc. - June 1998

  *Exhibit 20 - Guaranty of PeakSoft Corporation (USA) Inc. and the
               Liverpool Limited Partnership - June 1998


* AS PREVIOUSLY FILED IN OUR FORM 20-F/A FILED ON 090498.