Form 20-F/A
PEAKSOFT CORP
filed 1999-01-13
CIK 1058429

US SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A (amendment #3)

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

On June 11, 1997 the Company issued and had accepted a prospectus in British Columbia, Alberta, and Ontario and cleared the First, Second, and Third Special Warrants. The prospectus was the means whereby shares were registered in order to issue and deliver free trading shares to the holders of the First, Second, and Third Special Warrants pursuant to the respective agreements. As a result on June 11, 1997 the Company issued 2,775,667 Common Shares (1,466,667 to the First Special Warrant Holders, 550,000 to the Second Special Warrant Holders, and 759,000 to the Third Special Warrant Holders) of these shares 63,942 were issued for services provided to the Company, and the balance of 2,711,725 shares were issued for cash. The Company became a reporting issuer in British Columbia, Alberta, and Ontario at that time.

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

Sincerely yours,

Douglas H. Foster
President and CEO
May 4, 1998

PeakSoft Corporation
Consolidated Balance Sheet
(Prepared by Management - unaudited))
March 31, 1998 and 1997



                                             1998          1997
                                             ----          ----
                                            (in Canadian dollars)
Assets
Current assets:
Cash                                   $    61,084    $   110,784
Accounts receivable                        281,734        429,913
Inventories                                 98,051         39,557
Prepaids and deposits                       42,574        116,007
                                           483,443        379,465

Capital assets                             176,496        350,731
Acquired research and development          411,149      1,439,023
Licenses                                      --           19,234
Investment in InfoBuild                    284,000           --
                                       $ 1,355,088    $ 2,505,249

Liabilities and Shareholders Equity
Current liabilities:
Demand loan                            $      --      $    20,756
Accounts payable and accrued
liabilities                                797,449      1,010,768
Deferred revenue                              --           84,337
Reserve for returns & allowances            54,208           --
Current portion of long-term debt             --           24,573
Current portion of obligations under
capital leases                              28,134         21,616
                                       $   879,791    $ 1,162,050

Long-term debt                           1,622,951           --
Obligations under capital leases            44,259         49,571
Shareholders equity:
Share capital                            6,312,335      3,458,942
Other paid-in capital                      173,759           --
                                       $ 6,486,094    $ 3,458,942

Obligation to issue share capital             --        1,940,900
Accumulated deficit                      7,678,007      4,106,214
                                        (1,191,913)     1,293,628

                                       $ 1,355,088    $ 2,505,249

Consolidated Statement of
Operations and Deficit (unaudited)
March 31, 1998 and 1997
                                     Quarter       Quarter     Nine months    Nine months
                                      ended         ended         ended          ended
                                 June 30, 1998  June 30,1997   June 30,1998   June 30, 1997
                                 -------------  ------------   ------------   -------------
                                                          (in Canadian dollars)
                                                          ---------------------
Sales                            $   127,796    $   529,924    $ 1,027,378    $ 1,239,308

Cost of goods sold                    33,671        135,065        192,511        366,297
                                 -----------    -----------    -----------    -----------
                                      94,125        394,859        834,867        873,011
Operating Expenses:

 General and administration          328,058        314,946      1,198,165        787,680

 Selling and marketing               133,259        373,990        829,258      1,522,044
 Research and development            111,355        129,336        435,365        504,026

                                     572,672        818,272      2,462,788      2,813,750
                                 -----------    -----------    -----------    -----------

Earnings (loss) before the
  undernoted                        (478,547)      (423,413)    (1,627,921)    (1,940,739)

Amortization**                      (246,278)      (532,492)      (746,971)      (797,470)

Gain on sale of contract                                           134,951
                                                               -----------
Earnings (loss)before
  extraordinary items            $  (724,825)   $  (955,905)   $(2,239,941)   $(2,738,209)
                                 -----------    -----------    -----------    -----------
EXTRAORDINARY ITEMS

Loss from Trademark Litigation                     (269,658)                     (269,658)

Recovery of expenses from
  settlement of liabilities                                        252,509
                                                               -----------
Net earnings (loss)                 (724,825)    (1,225,563)    (1,987,432)    (3,007,867)

Accumulated deficit, beginning
  of period                      $(7,678,007)   $(4,106,214)   $(6,415,400)   $(2,323,910)
                                 -----------    -----------    -----------    -----------
Accumulated deficit, end of
  period                         $(8,402,832)   $(5,331,777)   $(8,402,832)   $(5,331,777)
                                 -----------    -----------    -----------    -----------
Loss per common share                   (.05)          (.10)          (.15)          (.25)
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
                                      ===========    ===========
Continuing operations (note 1)
Subsequent events (note 11)
See accompanying notes to consolidated financial statements.

PEAK TECHNOLOGIES INC.
Consolidated Statement of Operations and Deficit

Years ended September 30, 1997, 1996 and 1995

                                  1997           1996           1995
                                  ----           ----           ----
Sales                        $ 1,340,200    $   784,900    $   556,096

Cost of goods sold,
Exclusive of inventory
write-offs from loss on
settlement of lawsuit            448,537        428,141        357,939

                             $   891,663    $   356,759    $   198,157

Expenses:

Amortization                   1,050,965        118,968         45,635
General and
administrative                 1,245,114        312,361         64,857
Marketing                      1,682,437        531,170           --
Research and development         641,426        321,740         31,871
                               4,619,942      1,284,239        142,363

Earnings (loss) before
the undernoted                (3,728,279)      (927,480)        55,794

Other earnings (expenses):
Write-off of assets              (53,169)          --             --
Loss on settlement of
lawsuit (note 10)               (310,042)          --             --

                             $  (363,211)          --             --

Earnings (loss) from
continuing operations         (4,091,490)      (927,480)        55,794

Loss from discontinued
operations (note 15)                --         (745,844)      (598,448)

Loss                           4,091,490      1,673,324        542,654

Accumulated deficit,
beginning of year              2,323,910        650,586        107,932

Accumulated deficit,
end of year                  $ 6,415,400    $ 2,323,910    $   650,586

Loss per common share        $     (0.42)   $     (0.20)   $     (0.16)


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