Form 20-F/A
PEAKSOFT CORP
filed 1999-02-17
CIK 1058429

US SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A (amendment #4)

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

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

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

On October 7, 1996, Peak completed a private placement of 1,333,333 units at a price of CDN$0.60 per unit for gross proceeds of approximately CDN 800,000. Each of these units, which were referred to as "First Special Warrants", consisted of one common share of Peak coupled with one warrant which entitled the holder thereof to acquire an additional share at a price of CDN$.70 - unless a prospectus was not filed by Peak in provinces of Alberta, British Columbia, and Ontario on or before December 23, 1996, in which event the holder of a First Special Warrant became entitled to 1.1 common shares and 1.1 warrants. As this prospectus filing date was not met, the First Special Warrants entitle the holders thereof to acquire in the aggregate 1,466,667 common shares and 1,466,667 share purchase warrants. Finders fees (inclusive of expenses) were n with certain subscriptions were paid by the Corporation of CDN$4,282.10 to GTL Securities (U.S.A.) Inc., of CDN$12,284.46 to Chalfont Holdings and of CDN$4,850 to Brent Harbar, each of whom is at arms length to the Corporation, in connection with certain subscriptions for First Special Warrants. The First Special Warrants expired on December 31, 1996.


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


Revenue for the six months ended March 31, 1998 increased from $709,384 in the comparable period in 1997, to $899,582, an increase of $190,198 or 26.8%, and was due primarily to the growing sales volume of Peaks Internet software products. The operating loss decreased from $1,782,304 to $1,262,607, reflecting higher sales volume and a significant reduction in operating expenses. Management has drastically reduced expenditures in all areas, especially in cost of goods sold, research and development, and selling and marketing. General and administrative expenses for the six months ending March 31, 1998 were CDN$870,107 and CDN$472,734 in the comparable period in 1997, an increase of CDN$397,373. This was due primarily to the increase in administration salaries of about CDN$213,000, for additional staff, an increase in interest on long-term debt and bank charges and interest of about CDN$130,000 and net increase of other expenses of about CDN$34,000. Marketing and sales expenses decreased to CDN$695,999 for the six months ending March 31, 1998 from CDN$1,148,054 in the comparable period in 1997 a decrease of CDN$452,055 or 39.4%. This was due primarily to the decrease in product advertising of about CDN$380,000 and a decrease in independant commision contract sellors of about CDN$80,000 Research and development expenses decreased to CDN$324,010 for the six months ending March 31, 1998 from CDN$374,690 in the comparable period in 1997 a decrease of CDN$50,680. The decrease was primarily due to reduction in non-essential staff.

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

Net loss for the quarter ended March 31, 1998 decreased from $1,098,334 in the comparable period in 1997, to $335,228 a decrease of $763,106, or 69.9%. Management has drastically reduced expenditures this past quarter in all areas, especially in cost of goods sold, research and development, and selling and marketing. General and administrative expenses increased from CDN$312,131 for the quarter ending March 31, 1997 to CDN$421,008 for the comparable period in 1998. This was due primarily to an increase in salaries of about CDN$70,000, for additional staff, and interest expense of about CDN$40,000. Marketing and sales expenses decreased to CDN$261,625 for the quarter ending March 31, 1998 from CDN$719,660 in the comparable period in 1997. This was due primarily to a decrease in product advertising of about CDN$380,000 and a decrease in indepedendant contractors of about CDN$80,000. Research and development expenses decreased to CDN$143,597 for the quarter ending March 31, 1998 from CDN$155,406 in the comparable period in 1997. The decrease was primarily due to reduction in non-essential staff. Amortization increased to CDN$246,959 for the quarter ending March 31, 1998 from CDN$167,147 in the comparable period in 1997. The amortization expense includes the amortization on the research and development that was acquired in 1996 from Chameleon Bridge Technologies Corp, which is capitalized according to Canadian GAAP and amortized at a rate of $205,574 per quarter.

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


On February 11, 1999 the Company cancelled all outstanding (active) stock options.


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

Auditor:

On February 2, 1999 the Company appointed Gordon K. W. Gee, Chartered Accountant as auditor, as disclosed in the 6-K filed with the United States Securities and Exchange Commission via EDGAR on February 5, 1999.


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


Sincerely yours,

/s/ Douglas H. Foster
----------------------
Douglas H. Foster
President/CEO
May 4, 1998

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

Consolidated Statement of
Operations and Deficit (unaudited)
March 31, 1998 and 1997

                                     Quarter       Quarter     Nine months    Nine months
                                      ended         ended         ended          ended
                                 March 31,1998  March 31,1997  March 31,1998  March 31,1997
                                 -------------  -------------  -------------  -------------
                                                          (in Canadian dollars)
                                                          ---------------------
Sales                            $   699,372    $   401,504    $   899,582    $   709,384

Cost of goods sold                    96,362        145,494        158,840        231,232

                                     603,010        256,010        740,742        478,152

Operating Expenses:

General and administration           421,008        312,131        870,107        472,734


Selling and marketing                261,625        719,660        695,999      1,148,054

Research and development             143,597        155,406        324,010        374,690

                                     826,230      1,187,197      1,890,116      1,995,478

Earnings (loss)                     (223,220)      (931,187)    (1,149,374)    (1,517,326)
before the undernoted

Amortization                         246,959        167,147        500,693        264,978

Extraordinary Item

Recovery of expenses                    --             --          252,509           --
 from settlement
 of liabilities

Earnings (loss)                  $  (470,179)   $(1,098,334)   $(1,397,558)   $(1,782,304)
from operations

Gain on sale of contract             134,951           --          134,951           --

Net earnings (loss)                 (335,228)    (1,098,334)    (1,262,607)    (1,782,304)

Accumulated deficit,             $(7,342,779)   $(3,007,880)   $(6,415,400)   $(2,323,910)
 beginning of period

Accumulated deficit,             $(7,678,007    $(4,106,214)   $(7,678,007)   $(4,106,214)
 end of period

Loss per common share                   (.02)          (.12)          (.09)          (.20)


Statement of Changes in Financial
Position (unaudited) March 31,
1998 and 1997

                                     Quarter       Quarter     Nine months    Nine months
                                      ended         ended         ended          ended
                                 March 31,1998  March 31,1997  March 31,1998  March 31,1997
                                 -------------  -------------  -------------  -------------
                                                          (in Canadian dollars)
                                                          ---------------------
Cash provided by (used in):

Operations:

Net earnings (loss)              $  (335,228)   $(1,098,334)   $(1,262,607)   $(1,782,304)

Items not involving cash:

     Amortization                    246,959        167,147        500,693        264,978

Change in non-cash                  (244,162)       263,163       (236,470)        98,871
operating working capital
                                    (332,431)      (668,024)      (998,384)    (1,418,455)


Financing:

Funds Transferred                    154,350           --             --             --
 from escrow

Repayment of                          (6,678)        (6,422)       (14,936)       (12,702)
long-term debt

Obligation under                       9,571          3,553          6,842         (1,771)
 capital leases

Decrease in obligation                  --             --         (399,900)
to issue shares

Issuance of share capital               --          786,812        512,144      1,545,632
                                     157,243        783,943        104,150      1,531,159
Investments:

Purchase of capital assets           (11,284)       (29,773)      (116,048)       (31,883)
                                     (11,284)       (29,773)      (116,048)       (31,883)


Increase (decrease)                 (186,472)        86,146     (1,010,282)        80,821
 in cash position

Cash, beginning of period            247,556         24,638      1,071,366         29,963

Cash, end of period              $    61,084    $   110,784    $    61,084    $   110,784

Second Quarter Review

Net loss for the quarter ended March 31, 1998 decreased from $1,098,334 in the comparable period in 1997, to $335,228 a decrease of $763,106, or 69.9%. Management has drastically reduced expenditures this past quarter in all areas, especially in cost of goods sold, research and development, and selling and marketing. General and administrative expenses increased from CDN$312,131 for the quarter ending March 31, 1997 to CDN$421,008 for the comparable period in 1998. This was due primarily to an increase in salaries of about CDN$70,000, for additional staff, and interest expense of about CDN$40,000. Marketing and sales expenses decreased to CDN$261,625 for the quarter ending March 31, 1998 from CDN$719,660 in the comparable period in 1997. This was due primarily to a decrease in product advertising of about CDN$380,000 and a decrease in indepedendant contractors of about CDN$80,000. Research and development expenses decreased to CDN$143,597 for the quarter ending March 31, 1998 from CDN$155,406 in the comparable period in 1997. The decrease was primarily due to reduction in non-essential staff. Amortization increased to CDN$246,959 for the quarter ending March 31, 1998 from CDN$167,147 in the comparable period in 1997. The amortization expense includes the amortization on the research and development that was acquired in 1996 from Chameleon Bridge Technologies Corp, which is capitalized according to Canadian GAAP and amortized at a rate of $205,574 per quarter.

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

Six Month Review

Revenue for the six months ended March 31, 1998 increased from $709,384 in the comparable period in 1997, to $899,582, an increase of $190,198 or 26.8%, and was due primarily to the growing sales volume of Peaks Internet software products. The operating loss decreased from $1,782,304 to $1,262,607, reflecting higher sales volume and a significant reduction in operating expenses. Management has drastically reduced expenditures in all areas, especially in cost of goods sold, research and development, and selling and marketing. General and administrative expenses for the six months ending March 31, 1998 were CDN$870,107 and CDN$472,734 in the comparable period in 1997, an increase of CDN$397,373. This was due primarily to the increase in administration salaries of about CDN$213,000, for additional staff, an increase in interest on long-term debt and bank charges and interest of about CDN$130,000 and net increase of other expenses of about CDN$34,000. Marketing and sales expenses decreased to CDN$695,999 for the six months ending March 31, 1998 from CDN$1,148,054 in the comparable period in 1997 a decrease of CDN$452,055 or 39.4%. This was due primarily to the decrease in product advertising of about CDN$380,000 and a decrease in independant commision contract sellors of about CDN$80,000 Research and development expenses decreased to CDN$324,010 for the six months ending March 31, 1998 from CDN$374,690 in the comparable period in 1997 a decrease of CDN$50,680. The decrease was primarily due to reduction in non-essential staff.

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

10. Loss on settlement of lawsuit:

This amount represents the costs of a settlement, including legal fees and inventory write-offs, causing the Company to cease the use of a certain trade name. The Product, in this situation, was certain CD ROM (CDR) programs that were the subject of a trade name lawsuit. As a result of the lawsuit, PeakSoft was forced to abandon the name used on the software and recall such products sold to distributors as well as Company inventory held at a fulfillment house. Since the programs were on CDRs, the name was "burned" into the CDR. The text burned into the CDR could not be modified to change the disputed name. This rendered all the CDRs with the disputed trade name "obsolete" and therefore the recalled CDRs required destruction.

As a result of the lawsuit, this product was destroyed and the write off was included in the financial statements as "loss on settlement of lawsuit".

Returned product that had been previously recognized as sales and included in revenues was appropriately adjusted through Sales and Cost of Sales.


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

                                CARD-SMART CORP.
                           (FORMERLY KMP CAPITAL INC.)
                          (A DEVELOPMENT STAGE COMPANY)


                              FINANCIAL STATEMENTS
                                December 31, 1997
                                December 31, 1996
                                December 31, 1995


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


                          INDEPENDENT AUDITORS' REPORT

Board of Directors                                              February 3, 1999
Card-Smart Corp.
Las Vegas, Nevada

         I have audited the accompanying Balance Sheets of Card-Smart Corp. (Formerly KMP Capital Inc.), (A Development Stage Company), as of December 31, 1997, December 31, 1996, and December 31, 1995, and the related statements of operations, stockholders' equity and cash flows the three years ended December 31, 1997,December 31, 1996 and December 31, 1995. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

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

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Card-Smart Corp., (Formerly KMP Capital, Inc.), (A Development Stage Company), as of December 31, 1997, December 31, 1996, and December 31, 1995, and the results of its operations and cash flows for the three years ended December 31, 1997, December 31, 1996 and December 31, 1995, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

"Barry L. Friedman"

__________(*signature)_______
Barry L. Friedman
Certified Public Accountant

                                CARD-SMART CORP.
                           (Formerly KMP Capital Inc.)
                          (A Development Stage Company)

                                  BALANCE SHEET

                                     ASSETS

                                December  December  December
                                31, 1997  31, 1996  31, 1995

CURRENT ASSETS:
         Cash                   $ 2,486   $     0   $     0
                                -------   -------   -------

         TOTAL CURRENT ASSETS   $ 2,486   $     0   $     0
                                -------   -------   -------


FIXED ASSETS:
         Equipment              $ 3,802   $ 2,802   $     0
         Less: Depreciation       - 655      - 70         0
                                -------   -------   -------

         TOTAL FIXED ASSETS     $ 3,147   $ 2,732   $     0
                                -------   -------   -------


OTHER ASSETS:
         Organization Costs     $ 1,000   $ 1,000   $ 1,000
         Less: Amortization        -733      -583      -383
                                -------   -------   -------

         TOTAL OTHER ASSETS     $   217   $   417   $   617
                                -------   -------   -------


         TOTAL ASSETS           $ 5,850   $ 3,149   $   617
                                =======   =======   =======






See accompanying notes to financial statements.

                                CARD-SMART CORP.
                           (Formerly KMP Capital Inc.)
                          (A Development Stage Company)

                                  BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                               December   December  December
                                               31, 1997   31, 1996  31, 1995


CURRENT LIABILITIES:

         TOTAL CURRENT LIABILITIES              $     0   $     0   $     0
                                                -------   -------   -------

STOCKHOLDERS' EQUITY: (Note 1)

         Common Stock, no par value
         authorized 100 shares;
         issued and outstanding at
         December 31, 1995 - 100 shares                             $23,650
         December 31, 1996 - 100 shares                   $53,176

         Common stock, par value $0.01
         authorized 25,000,000 shares
         issued and outstanding at
         December 31, 1997 - 6,000,000 shs      $ 6,000

         Additional paid in Capital              73,866

         Accumulated loss                       -74,016   -50,027   -23,033

         TOTAL STOCKHOLDERS' EQUITY            $  5,850   $ 3,149   $   617
                                                -------   -------   -------

         TOTAL LIABILITIES AND
         STOCKHOLDERS' EQUITY                   $ 5,850   $ 3,149   $   617
                                                =======   =======   =======


See accompanying notes to financial statements.

                                CARD-SMART CORP.
                           (Formerly KMP Capital Inc.)
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS

                                Year          Year        Year      Feb. 9, 1994
                               Ended         Ended       Ended       (inception)
                              Dec. 31,      Dec. 31     Dec. 31,      Oct. 10,
                                1997          1996        1995          1997
                              --------      -------     --------      --------

INCOME:
  Revenue                    $        0   $        0   $        0   $        0
                             ----------   ----------   ----------   ----------
EXPENSES:
  Accounting                 $    1,800   $        0   $        0   $    1,800
  Amortization                      200          200   $      200   $      783
  Consulting Fees                18,000       12,500       15,000       45,500
  Depreciation                      585           70            0          655
  Legal Fees                      1,300                                  1,300
  Office Expense                    511        2,215          912        3,878
  Resident Agent                    605            0            0          605
  Travel                            988       12,009          318       19,495
                             ----------   ----------   ----------   ----------

Total Expenses               $   23,989   $   26,994   $   16,430   $   74,016
                             ----------   ----------   ----------   ----------

Net Losses                   $  -23,989      -26,994      -16,430      -74,016
                              =========    =========    =========    =========

Net Profit
or Loss (-)
per weighted
share (Note 1)               $   -.0005    $  -.0054      $-.0033      $-.0146
                              =========    =========    =========    =========

Weighted average
Shares
outstanding                   5,252,055    5,000,000    5,000,000    5,064,698
                              =========    =========    =========    =========







See accompanying notes to financial statements.
                                                              Page 74 of 80

                                CARD-SMART CORP.
                           (Formerly KMP Capital Inc.)
                          (A Development Stage Company)

                        STATEMENT OF STOCKHOLDERS' EQUITY

                                         Common                     Additional
                                         Stock                        paid-in
                                                                    Accumulated
                                   Shares      Amount      Capital    Deficit
                                   ------      ------      -------    -------

Balance
December 31, 1994                      100   $   7,420   $       0   -6,603

Capital contributed
During the years 1995                           16,230

Net loss year ended
December 31, 1995                                                    -16,430
                                 ---------   ---------   ---------   --------
Balance,
December 31, 1995                      100   $  23,650   $       0   -23,033

Capital contributed
During the year 1996                            29,529

Net loss year ended
December 31, 1996                                                    -26,994
                                 ---------   ---------   ---------   --------
Balance,
December 31, 1996                      100   $  53,176   $       0   -50,027

June 30, 1997
Forward stock
Split 5,000 : 1                  4,999,900

June 30, 1997
Changed from no
Par value to
$.001 par value                                -48,176     +48,176

October 1, 1997
Stock issued for cash            1,000,000      +1,000     +24,000

Capital contributed
During the year 1997                                        +1,690

Net loss year ended
December 31, 1997                                                     -23,989
                                 ---------   ---------   ---------   --------
Balance
December 31, 1997                6,000,000   $   6,000   $  73,866   $-74,016
                                 =========   =========   =========   ========

See accompanying notes to financial statements

                                   CARD-SMART
                           (Formerly KMP Capital Inc.)
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS

                                   Year         Year       Year    Feb. 9, 1994
                                  Ended        Ended      Ended     (inception)
                                 Dec. 31,     Dec. 31,   Dec. 31,    Oct. 10,
                                   1997         1996       1995       1997
                                 --------     -------    --------   --------

Cash Flows from
Operating Activities:
    Net Loss                     $-23,989    $-26,994    $-16,430    $-74,016
    Adjustment to
    reconcile net loss
    to net cash
    provided by operating
    activities:
      Organizational Costs                                              1,000
      Equipment Purchase           -1,000      -2,802           0      -3,802
      Amortization                   +200        +200        +200        +783
      Depreciation                   +585         +70                    +655

Changes in assets and
liabilities:
    Increase in current
    liabilities:                        0           0           0           0
                                ---------   ---------   ---------   ---------

Net cash used in
operating activities:            $-24,204    $-29,526    $-16,230    $-77,380

Cash Flows from
investing activities             $      0   $       0   $       0   $      0
                                 --------   ---------   ---------   --------
Cash Flows from
Financing Activities:
         Additional
             Contributed capital   +1,690     +29,526     +16,230    +53,866
         Issuance of common
             Stock for Cash       +25,000           0           0    +26,000

Net increase (decrease)
in cash                          $  2,486   $       0   $       0   $  2,486
                                 --------   ---------   ---------   --------
Cash, beginning of
Period                                  0           0           0          0
                                 --------   ---------   ---------   --------

Cash, end of period              $  2,486   $       0   $       0   $  2,486
                                 ========   =========   =========   ========




See accompanying notes to financial statements.

                                CARD-SMART CORP.
                           (Formerly KMP Capital Inc.)
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

December 31, 1997, December 31, 1996, and December 31, 1995

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

         The Company was organized February 9, 1994, under the laws of the State of Delaware, as KMP Capital Inc. The Company has no operations and in accordance with SFAS #7, is considered a development stage company.

         On February 9, 1994, the Company issued 100 shares of its no par value common stock for $1,000.

         On June 1, 1997, the Company changed its name from KMP Capital Inc., to Card-Smart Corp.

         On June 30, 1997, the State of Delaware approved the Company's restated Articles of Incorporation, which increased its capitalization from 100 common shares of no par value to 5,000,000 common shares with a par value of $0.001.

         Effective June 30, 1997, the Company had a forward stock split of 50,000 to 1 thus increasing the number of common shares outstanding from 100 shares to 5,000,000 shares.

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

          2. The cost of organization, $1,000.00 is being amortized over a period of 60 months (February 4, 1994, through February 3, 1999).

          3. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

          4. The company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

                                CARD-SMART CORP.
                           (Formerly KMP Capital Inc.)
                          (A Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 1997, December 31, 1996, and December 31, 1995

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

NOTE 6 - ADDITIONAL CAPITAL CONTRIBUTIONS

         Since inception, the Company has had operating expenses and no cash. One of the original shareholders has advanced all funds necessary for the operation of the company. These funds were credited to the Stockholder's Equity of the Company as of October 10, 1997.


ITEM 18 - Financial Statements See Item 17.


ITEM 19 - Financial Statements and Exhibits

(A)     Financial Statements

         Peak Technologies Inc.

                Supplementary Data:  Quarterly Financial Data (unaudited)

                Report of Independent Auditors

  Comments by Auditor for US readers on Canadian - US reporting difference

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