Form 20-F
period 1998-09-30
PEAKSOFT CORP
filed 1999-03-30
CIK 1058429

US SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
    THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
    SECURITIES EXCHANGE ACT OF 1934
    For the fiscal year ended September 30, 1998

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

PeakSoft Multinet Corp.
AJAX, ONTARIO, CANADA
VANCOUVER, BRITISH COLUMBIA, CANADA
CALGARY, ALBERTA, CANADA
1801 Roeder Avenue, #144, Bellingham, Washington 98225 USA

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

Title of each class: Common Shares

Name of each exchange on which registered:  Alberta Stock
Exchange, OTC BB

Securities registered or to be registered pursuant to Section
12 (g) of the Act:  Common Shares

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act: None

Indicate the number of outstanding shares of each of the issuers classes of capital or common stock as of the close of the period covered by the annual report: 13,885,464 [3,680,305 post-consolidated as of 29 March 1999] Common Shares

Indicate the check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Page 0 of 34file such reports) and (2) has been subject to such filing requirement for the past 90 days. [ ] Yes [X] No

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

PART II
ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED - NOT APPLICABLE

PART III
ITEM 15 - DEFAULTS UPON SENIOR SECURITIES - NOT APPLICABLE
ITEM 16 - CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS. - NOT APPLICABLE.

PART IV
ITEM 17 - FINANCIAL STATEMENTS (Annual Report)
ITEM 18 - FINANCIAL STATEMENTS NOT APPLICABLE
ITEM 19 - FINANCIAL STATEMENTS - SEE ITEM 17

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

In mid-1995, Peak launched its first CD-ROM product entitled Mt. Everest Quest for The Summit of Dreams, Volume 1; The North Side. This multimedia title tells the tale of eight international teams attempting to reach the summit of Mt. Everest.

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

In May 1996, the Corporation acquired certain proprietary Java server technology known as ExpressO in an arms length transaction from Mr. Charles T. Russell, who was carrying on business as Innovative Desktop. This technology was purchased in exchange for 133,890 Common Shares at an issue price of CDN$1.33 per common share for an aggregate purchase price of US$130,000. 102,991 Common Shares were issued in fiscal 1996. Two additional allotments of 15,449 shares each were to be issued upon achievement of certain performance milestones.

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

The company announced its first value added solution, LawTrack targeted at providing Internet Research to the legal community on October 22, 1998. The company announced Realty Tracer on January 13, 1999, its second value added solution product targeted at the Real Estate market, based upon its core technology.

Marketing Strategy

To capitalize on its technology, PeakSoft is addressing the needs of the rapidly growing market of Internet users. The Corporation plans to apply its technology to performance solutions for business in the emerging intranet marketplace, and will shortly be releasing a product to assist members of the legal profession to access and to organize the resources available to them on the Internet. In addition, PeakSoft is proposing to license other companies to develop its software for corporate and institutions.

Since its inception PeakSoft has applied its core Java based technology to solving problems associated with the speed, ease of use and information management issues of the Internet. PeakSofts first products; NetJet, released in November 1996, PeakJet 1.55 released in March 1997 and Jet Effects released in March 1997 were marketed using traditional software sales strategies.

These strategies included: 1) Sales through traditional distributors into major retail locations across North America, 2) Bundling of the products with other complimentary applications, 3) Offering trials of the products through compatible distribution partnerships such as modems and other computer devices,
4) Creating a presence on the WWW for the offer to try or to purchase the products, 5) Establishing International sales relationships.

The number of users of the Internet is projected to continue to grow through the next 5 years. In 1998 the emergence of E-Commerce and Electronic Software Distribution has created opportunities for the company to expand its product offering and establish new channels of distribution. In addition to our previous strategies, which continue to be refined, PeakSoft is establishing Internet partnerships and co-marketing alliances based upon a profit sharing model. The Company opened the PeakStore on June 23, 1999 in order to focus on an e commerce model.

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

Management, Staff and Facilities

PeakSoft has 19 employees who work primarily from its leased office space in Bellingham, Washington. Certain members of management also work from home offices in the Vancouver area of British Columbia (see The Corporation). The Corporations Bellingham facilities are used for its customer service, accounting, legal, marketing and product quality assurance functions. PeakSofts programmers work both from the Bellingham office and from home offices. The Corporation had at one time a British Columbia office, but this was closed in March 1997.

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


Chief Technology Officer - Simon Arnison

Mr. Arnison is responsible for keeping the Corporation abreast of current technology developments and their impact on its current and impending products. He proposes new product research and development. Mr. Arnison reports to the Chief Operating Officer.

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

NetMagnet(TM) Technology

The following is an overview of the Company's core technology (NetMagnet(TM)):

The Internet's raw potential tantalizes us with the promise of information retrieval at a keystroke. Memories of hours and days poring over spreadsheets, photocopying reference books or tediously searching technical journals fade in the rapidly evolving technical wonderland of the Internet.

The Internet has yet to deliver on the promise that has captivated the computer world. Using the Internet is often inefficient, time-consuming and frequently frustrating. Exponential growth of both users and Web sites compound the organization and retrieval issues. Business users spend more time looking for information than analyzing it...a phenomenon recognized by developers of a new category of information technology called knowledge management.

More than a list of facts or numbers, knowledge can be defined as the connections between disparate information. Knowledge workers, a growing professional description, gather information, manage or organize it, and are able to transmit and share it. The cumulative knowledge base built within an organization becomes one of its most valuable assets.

NetMagnet(TM) technology drives straight to the core of the knowledge management challenge. Once content or information is retrieved from the Web or from a database, a knowledge worker can begin the management and transmission process, essentially completing the cycle that accounts for the accumulation of a significant knowledge base.

Research and retrieval:
Information retrieval often begins with a keyword search. Keyword refinements can reduce overwhelming hit lists, but typically, a research path through the undifferentiated hypertext of the Web requires frequent backtracking. The random paths created by following links can result in locating useful information or lead the user completely off track. Assigning relative significance to data as it is encountered on a Web search is nearly impossible prior to a completed search, but browsers offer only rudimentary tools to cache content during the collection process. The retrieval process is further complicated when only selected elements on any Web page are relevant, but there is no tool to capture and save only these elements. Collection of useful information from the Web is handy, but what happens when the information you need is maintained on a proprietary database? And how do you ever keep track of data that changes frequently?

Managing information:
Lists become meaningful when built in priority order; a report is meaningful if extraneous data has been deleted. Managing information blends the facts and figures with human experience. The need to edit, revise, prioritize, and explain is what turns information into knowledge.

Sharing knowledge:
After searching, retrieving, and managing all the information, conclusions are shared with other users as part of the normal collaborative process. The relevant knowledge includes the facts and figures and reflects the thought processes, methods and conclusions developed during the management and analysis process. The need to efficiently package, summarize, and deliver knowledge to others, and, in turn, to receive feedback from the recipient, completes the knowledge communication cycle.

What tools are available now:
Search engines. The portal sites that lead us into the maze are valuable tools, but stop short. The results they return are often too coarse; different engines offer different competencies; and few present organizational aids.

Push technologies. Channels seemed to be a solid answer to delivery of relevant content, but in reality, they push undifferentiated editorial content, sometimes on target but more often not. The broadcast methodology does not fulfill the personalization potential of the Web.

Bookmarks and favorites. Simple to use, bookmarks let you put a virtual paperclip on every page you think you'll want to visit again. But the overly simplistic browser filing systems quickly become overrun with too many entries often listed by obscure names.

What is needed now:
NetMagnet, originally positioned as an Internet research assistant for the savvy Web surfer, is finding a home in work groups and enterprise dependent on critical knowledge management processes. Built to use existing technologies like the browsers, NetMagnet technology extends Web interface functionality to enable users to both create and consume knowledge.

Based on access to Web and database maintained content, NetMagnet technology delivers content management options including:

      .   Chronological tracking of every visited page
      . Managing interesting, but off-target, links for future retrieval and consideration
      .   Storage system for grouping Web pages for regular, easy access
      . Updating cached content from data sources on the Web at the user's direction
      .   Scheduling cache updates
      . Systems to capture and manage both Web based content and desktop files in content organizers
      .   Transporting content organizers efficiently and easily

NetMagnet technology brings content management and delivery to the vast resources of data migrating to electronic format. As content is enriched on a multimedia stage, the user can fully explore the relevance of the content, blend it with his or her own existing knowledge and share the results.

Real-life applications:
As the borders of the Internet are constantly nudged into new territory by rapidly evolving hardware and software tools, whether the Internet is the means to an end or the end itself isn't always apparent. If you subscribe to the belief that people, with all their idiosyncracies, preferences and individuality, are driving the entire process, you'll see that what we want is a medium that accommodates our unique needs. To that end, the trends are to customization, personalization and one-to-one commerce.

The NetMagnet technology recognizes the individuality inherent on the Web and that each link in the communication cycle builds relationships between senders and recipients. Applications developed with this exciting technology can keep agents in touch with clients and collaborative workgroups in constant communication. As e-businesses recognize their abilities to efficiently design and deliver personalized messages to provide service or market new products with technologies like NetMagnet, we'll see the Web evolve beyond the broadcast model to a new level of communication.

Intel recognizes NetMagnet:
Intel, world's leading chip maker, has recognized the value in NetMagnet technology in the company's recently launched "Constant Computing" initiative. With other leading software and Web based engines, NetMagnet was selected to demonstrate the sophisticated work that could be accomplished with the latest generation of Intel-powered PC's, the Web, and leading software packages.


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

PeakSoft has recognized these problems, and has released Peak Net.Jet (now known as PeakJet), PeakJet 2000, has annuonced LawTrack and Realty Tracer (Company's first 2 knowledge management solutions)and is developing other products to address aspects of the Internet opportunity.

Target Markets

Primary - Consumers and Small Business, Internet Research

The largest potential market for PeakSoft products is the large and growing group of individuals who, and businesses and households which, want access to the Internet. PeakSoft intends to address this market through traditional consumer- based distribution channels, World Wide Web based distribution programs, and direct to business marketing.

PeakSoft is launching a series of products targeted at solving key problems which users are experiencing on the Web - those relating to speed of access, ease of use and productivity. PeakJet addresses the biggest problem by increasing the speed of information delivery to users. The Peak Jet Effects is targeted to web-site authors and graphic artists. With the introduction of PeakJet 2000 users now have a sophisticated intelligent caching web browser accelerator.

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


Corporate Intranet, Extranet and Research

PeakSofts technology is being targeted to the growing Internet,Intranet, Extranet market as well. PeakSofts server technology is being bundled into a product strategy, with the planned launch into the intranet market of work group and information management products later in 1999. These products and tools will be targeted at corporations as well as Web service and site providers.


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

ExpressO from PeakSoft

ExpressO is a full-featured easily customized Java Web server that enables peer to peer communication between users. Its small size and cross- platform compatibility allows it to reside on a broad range of computer platforms supporting a Java interpreter. Ideal for both Internet and intranet users, ExpressO products include Commercial Web Server, a Lite Personal Web Server, the ExpressO Programmer Kit and the Server Construction Kit.

ExpressO products will be sold to corporations, through original equipment manufacturer agreements and to World Wide Web developers. These products are expected to be released in 1999.

PeakJet 2000

A sophisticated Java-based utility that provides browser acceleration as well as intelligent caching. PeakJet 2000 is compatible with Windows 95, 98 and NT 4.0 operating systems. It is also compatible with all current versions of both Netscape Navigator and Microsoft Internet Explorer.

LawTrack

PeakSoft announced LawTrack on October 22, 1998. LawTrack is a breakthrough solution for anyone doing research in the legal arena because it's a knowledge management tool designed to marry publicly available law content from federal, state and local governments with proprietary subscription-based Web content and even a company's internal intranet knowledge base, into a new breed of research brief.

LawTrack enables legal researchers, administrators, librarians and paralegals to save valuable research time and effort by efficiently organizing, adding value to and sharing Web research results with colleagues.

LawTrack works with either the Netscape Navigator or Microsoft Internet Explorer Web browser to provide nearly all Internet users in the legal profession the capability to gather, annotate, present, view and publish hard copies of Web-based research data electronically. LawTrack's self-contained research presentations can be provided to end users of the information via e-mail or by diskette for viewing using a browser, even without the LawTrack application installed.

LawTrack includes PeakSoft's award-winning Java-based Web acceleration capabilities, which can significantly improve browsing speeds. LawTrack uses acceleration agents to "look- ahead" and pre-load links, and creates its own intelligent cache so users can access them quickly. Users can more thoroughly review the gathered information offline, which saves online access and expensive proprietary research fees.

LawTrack's PageTracer provides a complete history of each browsing session, which allows legal professionals to maintain accurate records of time spent on Internet research on behalf of a particular client. Users can also quickly retrieve a list of important Web page address listings from past searches for faster access to a particular site. These lists can be edited by deleting, reordering and annotating every citation in each browsing session's history.

RealtyTracer (CODE NAME)

RealtyTracer is the next installment in the PeakTrack series of vertical market Internet information management applications for small- to medium-sized businesses. The PeakTrack series is based on the NetMagnet core technology. Current PeakTrack applications include Small Business, Law and Realty.

Using RealtyTracer, real-estate professionals can quickly and easily find, intelligently organize and clearly present information extracted from all Web-accessible sources to provide the level of value-added service today's increasingly sophisticated home buyers and sellers demand.

Standard Internet browsing tools lack powerful organization and presentation features that are essential for today's realtors that strive to be competitive in an increasingly 'wired' market RealtyTracer enables real-estate professionals to quickly and efficiently utilize Web-based resources, including multiple-listing data, internal agency information and specially, pre-loaded real estate-specific Web sites.

RealtyTracer enables realtors to save valuable research, preparation and presentation time and effort by efficiently organizing, adding value to and sharing Web-based listing information with clients. RealtyTracer works with either the Netscape Navigator or Microsoft Internet Explorer Web browsers to provide real-estate professionals the capability to electronically gather, view, annotate, present and publish hard copies of Web-based real-estate information. RealtyTracer's self-contained research presentations can be provided to clients via e-mail or on diskette for viewing on a PC using a Web browser, even without the RealtyTracer application installed.

RealtyTracer includes PeakSoft's award-winning Java-based Web acceleration capabilities, which can significantly improve browsing speeds. RealtyTracer uses acceleration agents to "look-ahead" and pre-load links, and creates its own intelligent cache so users can quickly and more intuitively access "saved" Web pages. This enables realtors to more conveniently and thoroughly review the gathered information off their hard drives rather than while connected to the Internet. This feature keeps phone lines freed up, saves online access charges and reduces expensive proprietary research fees.

RealtyTracer's PageTracer provides a complete history of each browsing session. Realtors can also quickly retrieve a list of important Web page address listings from past searches for faster access to a particular site. These lists can be edited by deleting, reordering and annotating every citation in each browsing session's history.

RealtyTracer users can share their Web research data with others using the product's PagePresenter technology. It enables users to create slide shows of pages they have gathered, add comments, and share with others. While viewing the pre-selected Web pages, clients can choose to visit a particular Web site by simply clicking a button to activate an online browsing session.


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

Direct distribution software is one of the few products that can take advantage of the low cost distribution channel of the Internet. Most PeakSoft products and services can be sold and distributed via the Internet, (although PeakSofts more advanced products will be sold by licensees dedicated to their professional and institutional markets). PeakSoft provides direct consumer delivery for all of its consumer products by the simple expedient of their being downloaded from one of PeakSofts websites. ExpressO, the Corporations Java server, is also deliverable via the Internet. Product upgrade programs requiring small program extensions are promoted and delivered directly over the Internet as well, a practice which will be extended to PeakSofts more sophisticated products. Currently, upgrades have been unspecified and are expected to be minimal and infrequent. While PeakSoft expects modest results in the short term, the Corporation expects this area to grow into a significant revenue center in 1999 and 2000.

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


RESEARCH AND DEVELOPMENT

As of September 30, 1998 the Company had 8 hardware and software engineers employed full time in research and development.

Research, development and associated expenses were CDN$78,682 for first quarter 99, CDN$531,860 for fiscal 98, CDN$641,426 for fiscal 97, CDN$321,740 for fiscal 96, and CDN$31,871 for fiscal 1995.

RISK FACTORS

The purchase of Common Shares of the Corporation must be considered highly speculative due to the nature of the Corporations business, its relatively early stage of development and the intensely competitive, rapidly changing nature of the Internet industry which has a number of participants which possess greater resources than the Corporation. The Corporation is a development stage company, which has not yet achieved profitability. Its accumulated deficit, in accordance with generally accepted accounting principles in Canada, as of September 30, 1998 was CDN$9,195,707. There can be no assurance that the Corporation will be able to achieve or sustain profitable operations. The Corporation expects to continue to incur significant operating losses as it continues to devote significant financial resources to the commercialization of its products, the expansion of the Corporations operations and product development activities. There can be no assurance that the Corporation will successfully commercialize such products and reach break-even or profitability in the near future, or ever. Due to extensive development costs and marketing expenses for its proprietary products, there was a loss incurred for the fiscal year ended September 30, 1998 of CDN$2,780,307. As a result of the foregoing, investors could lose their entire investment in the Corporation.

While the Corporation has established sales revenues they should be considered early stage. In September of 1997, the Corporation concluded a US$1.125 million financing, a financing which was augmented by a second advance of US$140,000, during the third week of March 1998. Subsequent to the 1998 year end, a debt conversion occurred which eliminated approximately 93% of the Company's long term debt. The Company also received an additional US$590,000 in operating capital subsequent to the year end. In addition the Company obtained an accounts receivable line of credit from Silicon Valley Bank in the amount of US$350,000.

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

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by conditions and events that cast substantial doubt on the Companys ability to continue as a going concern, such as those described in note 1 to the financial statements. The auditors report to the directors dated February 15, 1999 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when these are adequately disclosed in the financial statements. Accordingly, the auditors included a notice to US readers to this effect.

Existing long-term debt has been reduced by approximately 93% and the Company has completed a 1 for 8 share consolidation subsequent to September 30, 1998. The Company resumed trading on the OTC-BB in March 1999. Management is also seeking some additional external financing. The Company has obtained financing aggregating to US$590,000 since September 30, 1998, and is attempting to raise further financing at this time. Accordingly, the Company has concluded that the going-concern assumption is appropriate.

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

Following the debt conversion, there are two principal shareholders, each of which hold 905,636 post consolidated shares in the capital stock of the Corporation. As a result, these shareholders may be able to influence materially most matters requiring approval by the shareholders of the Corporation, including the election of a majority of the directors. The voting power of the principal shareholder under certain circumstances could have the effect of delaying or preventing a change in control of the Corporation, which in turn could affect the market price of the Common Shares.

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

ITEM 2 - DESCRIPTION OF PROPERTY

The executive offices and support facilities of PeakSoft USA, which are located at 1801 Roeder Avenue, Suite 144, Bellingham, Washington, USA, occupy approximately 2,000 square feet. These offices were leased, effective November 15, 1998, for a term of 12 months at an annual lease rate of US$25,200.

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

In the spring of 1997, the Corporation received a series of bills totaling CDN$71,884.60 from its then general and securities counsel, the law firm of Bennett Jones Verchere, now known simply as Bennett Jones in Calgary, Alberta, for legal services allegedly performed during the years 1995 and 1996. Following a proceeding before a taxation officer of the court of Queen's Bench in Calgary, the Corporation entered into an agreement to pay to Bennett Jones the sum of CDN $105,588.65 at the rate of CDN $5,000 per month with the balance then outstanding to be paid on June 20, 199.

ITEM 4 - CONTROL OF REGISTRANT

PRINCIPAL SHAREHOLDERS

The only persons who own of record, or who are known to the directors of the Corporation to own beneficially, directly or indirectly, more than 10 percent of the issued and outstanding Common Shares, as at March 26, 1999, are:


Name and Municipality of Residence: Westgate International, L.P., Grand Cayman, Cayman Islands


Type of Ownership:  Legal

Number of Shares: 905,636

Percent of Common Shares:  24.19


Name and Municipality of Residence: The Liverpool Limited Partnership, Hamilton, Bermuda

Type of Ownership: Legal

Number of Shares:  905,636

Percent of Common Shares:  24.19


The directors and officers of the Corporation beneficially own directly and indirectly 5.8 percent of the issued and outstanding Common Shares of the Corporation.

Title of Class    Identity of Person or Group   Amount Owned   Percent of Class
---------------   ---------------------------   ------------   ----------------
Common Stock      D. Foster  (Director/Officer)   190,743  **      .05
Common Stock      Donald McInnes (Director)        17,172          .004
Common Stock      Peter Janssen (Director)          6,469          .002
Common Stock      T.W.  Metz  (Officer)             8,679          .002
Common Shares     All Directors/Officers          223,063         5.8
                     as a Group

**Includes number of shares that Mr. Foster as the sole shareholder, director, and manager of Foster Murphy & Sons Holding Co. LTD., a British Columbia company holds.

ITEM 5 - NATURE OF TRADING MARKET

TRADING HISTORY OF COMMON SHARES

The Common Shares of PeakSoft are listed and posted for trading on The Alberta Stock Exchange under the trading symbol PKT.A. The following table sets forth the reported high and low sale prices and volume of trading of the Common Shares as reported by The Alberta Stock Exchange for the periods indicated:

1996                      Price Range           Trading Volume
-----                  High $     Low $
                      ------      -----
First Quarter          1.55        0.45            2,885,900
Second Quarter         1.85        1.20            1,615,806
Third Quarter          1.45        0.50            2,211,441
Fourth Quarter         1.60        0.60            3,659,653



1997
------
First Quarter          1.30        0.80            2,598,231
Second Quarter         1.18        0.57            1,714,955
Third Quarter          0.93        0.40            2,048,481
Fourth Quarter         0.90        0.40            1,160,214

1998
------
First Quarter          0.61        0.50            1,676,102
Second Quarter         0.60        0.20            1,842,227
Third Quarter          0.42        0.27            1,482,296
Fourth Quarter         0.30        0.11            1,133,505

The closing price of the Common Shares of PeakSoft on the Alberta Stock Exchange on March 26, 1999 was CDN$2.55.

As of March 26, 1999, 29.12 percent of the registered shares were held in the U.S.

ESCROW

Pursuant to an agreement dated July 12, 1995 among the Corporation, Montreal Trust Company of Canada, Foster Murphy & Sons Holding Co. Ltd., McGillicutty Management Corp. - and - Eric Simonson and Kathy Simonson, (the Original Escrow Agreement), an aggregate of 2,461,523 Common Shares owned by these shareholders were placed in escrow with Montreal Trust Company of Canada. The Original Escrow Agreement provides that the shares held in escrow are released as to 10 percent immediately after the expiry of nine months from the date of the final receipt of the initial exchange offering prospectus of the Corporation (July 12, 1995), as to 20 percent at the end of each of the first, second and third anniversaries from the date of the initial release of escrowed Common Shares and 30 percent at the end of the fourth anniversary from the date of the initial release of escrowed Common Shares. 37,4000 Common Shares remain in escrow under the Original Escrow Agreement.

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

ITEM 8 - SELECTED FINANCIAL DATA

Set forth below is certain selected consolidated financial data of the Company for the three months ended of December 31, 1998, and the comparable period in 1997. The selected consolidated financial information is derived from the Companys unaudited consolidated financial statements for such periods. The Companys consolidated financial statements are prepared in accordance with Canadian GAAP. The information set forth below should be read in conjunction with Managements Discussion and Analysis of Financial Condition and Results of Operations.

SUMMARY OF OPERATIONS (unaudited)
Stated in Canadian Dollars

THREE MONTHS ENDED DECEMBER 31

                                             1998               1997
                                             ----               ----
Sales                              $      148,029       $    200,210
Net Earnings (Loss) from
  Continuing Operations                  (342,273)          (858,753)
Earnings (Loss per Share)
  from Continuing Operations                 (.02)              (.05)


SUMMARY OF BALANCE SHEET (unaudited)
Stated in Canadian Dollars

THREE MONTHS ENDED DECEMBER 31
                                             1998               1997
                                             ----               ----
Working Capital*                       (1,120,315)          (209,841)
Total Assets                              535,656          1,531,469
Total Current Liabilities               1,273,707            920,328
Long Term Debt and
  Obligation Under Capital Leases          18,702          1,420,936
Shareholders Equity (Deficit)            (756,753)          (808,795)


Set forth below is certain selected consolidated financial data of the Company for each year in its existence ended September 30, 1998. The selected consolidated financial information is derived from the Companys audited consolidated financial statements for such periods. The Companys consolidated financial statements are prepared in accordance with Canadian GAAP. The information set forth below should be read in conjunction with Managements Discussion and Analysis of Financial Condition and Results of Operations and the Companys audited financial statements.

SUMMARY OF OPERATIONS
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30
                                    1998        1997      1996      1995
                                    ----        ----      ----      ----

Sales                            1,246,381   1,340,200   784,900   556,096
Net Earnings (Loss) from
  Continuing Operations         (2,780,307) (4,091,490) (927,480)   55,794
Earnings (Loss Per Share)
  from Continuing Operations          (.20)       (.33)     (.11)      .02

SUMMARY OF BALANCE SHEET
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30
                                    1998       1997       1996     1995
                                    ----       ----       ----     ----

Working Capital*                  (931,391)   341,546   (445,693)  88,060
Total Assets                       522,533  2,402,271  2,118,027  570,303
Total Current Liabilities        1,063,977  1,042,639    523,681  288,858
Long Term Debt and
  Obligation Under Capital Leases   28,639  1,421,918     64,044   36,164
Shareholders Equity (Deficit)     (570,083)   (62,286) 1,530,302  245,281


Had the Companys consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (see Note 15 to the audited financial statements), selected consolidated financial information would have been as follows:

SUMMARY OF OPERATIONS
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30
                                   1998        1997       1996     1995
                                   ----        ----       ----     ----
Sales                          1,246,381    1,340,200    784,900  556,096
Net Earnings (Loss) from
  Continuing Operations       (1,958,178)  (3,354,661) 2,577,078)  55,794
Earnings (Loss Per Share)
  from Continuing Operations        (.14)        (.35)      (.31)     .02


SUMMARY OF BALANCE SHEET
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30
                                 1998         1997      1996     1995
                                 ----         ----      ----     ----
Working Capital*               (931,391)     341,546  (445,693)  88,060
Total Assets                    522,533    1,579,972   473,429  570,303
Total Current Liabilities     1,063,977    1,042,639   523,681  288,858
Long Term Debt and Obligation
  Under Capital Leases           28,639    1,369,576    12,702   36,164
Shareholders Equity (Deficit)  (570,083)    (975,055) (118,688) 245,281

(a) CANADIAN AND US DOLLAR EXCHANGE RATES

A history of US-Canadian dollar exchange rates, as of September 30, for the indicated years is set forth below. All amounts shown represent noon buying rates for cable transfers in New York City certified funds for customs purposes by the Federal Reserve Bank of New York. The source for this data is the Federal Reserve Bulletin and Digest.

             HIGH SCAN              LOW SCAN               AVERAGE
          CAN/US   US/CAN        CAN/US   US/CAN       CAN/US   US/CAN
          ------   ------        ------   ------       ------   ------
1991      1.1229   .8906         1.1589   .8628        1.1457   .87283
1992      1.1748   .8512         1.2858   .7777         1.214    .8237
1993      1.2497   .8002         1.3367   .7481        1.2901    .7751
1994      1.3408   .7458         1.4086   .7099        1.3736    .7280
1995      1.3507   .7404         1.4074   .7105        1.3686    .7307
1996      1.3852   .7219         1.3290   .7525        1.3630    .7337
1997      1.4395   .6947         1.3364   .7483        1.3850    .7220
1998      1.5845   .7304         1.3686   .6307        1.4598    .6857


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

The Companys financial statements are prepared in accordance with generally accepted accounting principles in Canada and are presented in Canadian dollars. Significant differences between generally accepted accounting principles in Canada and the United States are disclosed in note 15 to the financial statements.

LETTER TO SHAREHOLDERS

1998 was a pivotal year for PeakSoft, inasmuch as the Company overcame major obstacles to potential growth. Early in the year, we recognized that the Company's focus had to be reevaluated. PeakSoft had been positioned to address the usual technology retail channel. The market typically requires large amounts of capital and a long time to achieve growth and profitabily. The dynamics of the retail channel continue to change. This last year witnessed the growth of electronic commerce and a more efficient and profitable electronic software distribution.

In our evaluation, we recognized that we had to take a completely new approach. We stepped back, took a fresh look at the Company and the market opportunities presented by the Internet. It was clear that we needed to reduce operating and fulfillment costs, to improve cash flow, to increase sales and to re-define the focus of the Company. We developed and are implementing this plan of action.

During the year, the Company redirected the sales activity focus of its utility products toward e-commerce and strategic alliances, such as RealNetworks, Symantec and others. The results of this are reduced costs, improved cash flow, and increased sales. We also opened the PeakStore for direct electronic sales. At the same time the Company is developing new solutions for the Internet, Intranets, Extranets, and e- commerce. A pre-release version and a Web site for a new solution, LawTrack, were announced during the quarter. Subsequent to the end of the quarter a pre-release version and Website for another new solution, RealtyTracer, was announced.

Subsequent to the end of the first quarter, the Company received conditional regulatory approval of the debt conversion approved by the shareholders on December 15, 1998, which reduces long debt of the Company by 93 %. The conversion makes Westgate International LP and The Liverpool Limited Partnership, our largest shareholders (in the high 40% range if their respective holdings are totaled). Elliott and Associates, a $1.4 billion fund in New York represents both entities. The shareholders also voted in favor of a 1 for 8 share consolidation in the same meeting and name change to PeakSoft Multinet Corp., which was subsequently approved by The Alberta Stock Exchange on February 18, 1999. Trading on the Alberta Stock Exchange commenced under the new name and trading symbol PKS February 22, 1999.

During the quarter the Company negotiated a $350,000 US accounts receivable line of credit with Silicon Valley Bank. In addition the Company obtained an additional $500,000 US in operating capital subsequent to end of the quarter.

Sales in December lead management to believe that the redefined focus of the Company will be successful.

The Company is in the final stages of a listing on The OTC BB.


Sincerely yours,

/s/ Timothy Metz
------------------
    TIMOTHY W. METZ
    Chief Operating Officer
    February 26, 1999

QUARTERLY REVIEW

The first quarter of fiscal 1999 shows a continuation of expense cutbacks in all areas of operations. Net loss for the quarter ended December 31, 1998 decreased from CDN $858,753 in the comparable period in 1998, to CDN $342,273 a decrease of CDN $516,480. The decrease is due primarily to significant decreases in selling and marketing, research and development, and amortization costs for the quarter.

Revenue decreased from CDN $200,210 in the quarter ended December 31, 1997 in the comparable period in 1998, to CDN $148,029 a decrease of CDN $52,181. The decrease is due primarily to the implementation of the Company's redefined selling and marketing focus. There was a significant increase in sale during December. While gross sales were down, net sales (gross sales minus costs of goods sold) were up from CDN $137,732 for the quarter ended December 31, 1997 to CDN $139,933 in the comparable period in 1998 an increase of CDN $2,201. The increase was due to the continued reduction in costs of goods sold.

General and administration expenses decreased from CDN $380,526 for the quarter ended December 31, 1997 in the comparable period in 1998, to CDN $299,059 a decrease of CDN $81,467. The decrease is due primarily to management's continued reduction in non-essential expenses.

Amortization expenses decreased from CDN $253,734 for the quarter ended December 31, 1997 in the comparable period in 1998, to CDN $12,741 a decrease of CDN $240,993. The decrease is due primarily to the research and development that was acquired from Chameleon Bridge Technologies Corp., which was capitalized according to Canadian GAAP, and was fully amortized at the end of the 1998 fiscal year.

Selling and marketing expenses decreased from CDN $434,374 for the quarter ended December 31, 1997 in the comparable period in 1998, to CDN $91,724 a decrease of CDN $342,650. The decrease is due primarily to decrease in product advertising and promotion and a reduction in non-essential staff, as well as the reduced costs associated with the Company's new selling and marketing focus.

Research and development expenses decreased from CDN $180,413 for the quarter ended December 31, 1997 in the comparable period in 1998, to CDN $78,682 a decrease of CDN $101,731. The decrease is due primarily to management's continued reduction in non-essential expenses.

YEAR 2000

In response to the Year 2000 compliance rule established by the Board of Governors of the Alberta Stock Exchange; the Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and is developing an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company presently believes that, with modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems as so modified and converted. The Company has completed the required modifications and conversions. The Company is in the process of obtaining Year 2000 compliance statements from vendors, suppliers, and all other third parties that do business with the Company.

Based upon the foregoing, PeakSoft does not believe it necessary to undertake any special measures to cope with the turn of the century. PeakSoft backs up all critical data as a matter of routine.

PeakSoft does not believe that its computer systems require remediation to render them Y2K compliant.

For the reasons set out above, PeakSoft has not incurred, and does not expect to incur, any costs relating to remediation of Y2K issues.

PeakSoft has concluded that it faces no material Y2K implications to its business operations because its computers and the programs being run on them are of recent vintage and are being marketed as being Y2K compliant.


Year Ended September 30, 1998 Compared to Year Ended September 30, 1997


1998 was a pivotal year for PeakSoft. The Company overcame major obstacles to its potential growth. Early in the year we recognized that the Company's focus had to be re-evaluated, as it had been positioned to address the usual technology retail channel. This market typically requires very large amounts of capital and a long time to achieve growth and profitability. The dynamics of the retail channel continue to change. The year witnessed the growth of electronic commerce and a more efficient and profitable electronic software distribution model.

In its evaluation, the Company recognized that it had to take a completely new approach. Management, stepped backed, took a fresh look at the Company and at the market opportunities presented by the Internet. It was clear that the Company needed to reduce its debt, to improve its capital structure, and revise its business model. Our objective was to reduce operating and fulfillment costs, improve cash flow, increase sales and re-define the focus of the Company. Accordingly, we have developed and are implementing this plan of action.

During the year, the Company redirected the sales activity focus of its utility products toward e-commerce and strategic alliances, such as Real Networks, Symantec and others. The results of this have been reduced costs and improved cash flow. We also opened the PeakStore for direct electronic sales. At the same time the Company is developing new solutions for the Internet, Intranets, Extranets, and e-commerce. Pre-release versions and websites for two new solutions, LawTrack and RealtyTracer, were announced subsequent to year-end.

Subsequent to the 1998 year-end, a debt conversion was approved, which reduces long-term debt of the Company by 93%. The shareholders also voted in favor of a 1 for 8 share consolidation in the same meeting. The Company also received shareholder and regulatory approval for a name change. Effective February 17, 1999 the Company's name was changed to PeakSoft Multinet Corp. with a new trading symbol of PKS on the Alberta Stock Exchange. The Company also resumed trading on the OTC:BB on March 10, 1999 under the symbol of PEAMF.

The following discussion should be read in conjunction with the financial statements and the notes thereto:

Operations

Revenue decreased from CDN $1,340,200 for the year ended September 30, 1997 in the comparable period in 1998, to CDN $1,246,381 a decrement of CDN $93,819. The decrement is due primarily to the implementation of the Company's redefined selling and marketing focus. While gross sales were down, net sales (gross sales minus costs of goods sold) were up from CDN $891,663 for the year ended September 30, 1997 to CDN $1,012,618 in the comparable period in 1998, an increase of CDN $120,955. The increase was due to the continued reduction in costs of goods sold.

General and administration expenses increased from CDN $1,245,114 for the year ended September 30, 1997 in the comparable period in 1998, to CDN $1,392,633, an increase of CDN $147,519. The increase is due primarily to the addition of senior management personnel.

Selling and marketing expenses decreased from CDN $1,682,437 for the year ended September 30, 1997 in the comparable period in 1998, to CDN $951,724 a decrement of CDN $730,713. This saving is due primarily to a drop in product advertising and promotion and a reduction in staff, as well as the reduced costs associated with the Company's new selling and marketing focus.

Research and development expenses diminished from CDN $641,426 for the year ended September 30, 1997 in the comparable period in 1998, to CDN $531,860 a decrease of CDN $109,566. This decrement is due primarily to management's continued reduction in expenses.

Amortization expenses diminished from CDN $1,050,965 for the year ended September 30, 1997 in the comparable period in 1998, to CDN $991,017 a reduction of CDN $59,948. This reduction is due primarily to reflecting the diminishing value of the assets.

The loss for 1998 was CDN $2,780,307 ($0.20 per share) versus CDN $4,091,490 ($0.42 per share) in 1997, a decrease of CDN $1,311,183 ($0.22 per share). This lesser loss resulted primarily from reduced expenses associated with the Company's redirected sales activity focus of its utility products toward e-commerce and strategic alliances, such as Real Networks, Symantec and others, as well as reduction in expenses. The lower amount of this loss was also due to a debt settlement with creditors which reduced payables by CDN $259,618, the gain on the sale of a Subsidiary (CDN $51,879), and interest on long-term debt (CDN $237,188). According to U.S. GAAP, the loss per share in 1998 would be CDN $0.14 and in 1997 would be CDN $0.35.

Liquidity and Capital Resources

As of September 30, 1998, the Company had a cash balance of CDN $22,824. The Company issued 1,691,976 common shares during 1998, raising CDN $623,281. Included in the shares issued for cash during 1998 are 390,000 shares for approximately CDN $102,400 issued pursuant to the exercise of management, employees and directors' stock options. The Company also issued promissory notes for cash proceeds of USD $468,333 (see note 6). Subsequent to the year end an additional USD $590,000 was received and supported by promissory notes. The Company also negotiated a USD $350,000 accounts receivable line of credit with Silicon Valley Bank.

Accounts receivable decreased by CDN $71,166 during the year ended September 30, 1998. This was mainly due to the transition to the redirected sales activity focus of utility products toward e-commerce and strategic alliances, such as Real Networks, Symantec and others, as well as the development of new solutions for the Internet, Intranets, Extranets, and e- commerce. It is anticipated that accounts receivable will grow significantly next year as a result of the Company's new sales strategy.

Inventory was reduced from CDN $59,128 in 1997 to CDN $43,284 in 1998, a difference of CDN $15,844 due to sales and the Company's move to the electronic software distribution model.


The decrease in prepaid expenses and deposits from CDN $156,046 in 1997 to CDN $39,999 was primarily due to the reduction in trade show participation as a result of the Company's redirected sales focus.

Net assets were reduced by CDN $1,879,738 from CDN $2,402,271 in 1997 to CDN $522,533 in 1998 due to the write off of obsolete equipment and normal amortization.

Accounts payable and accrued liabilities increased from CDN $893,398 in 1997 to CDN $1,304,312 in 1998, an increase of CDN $410,914. Primarily the accounts payable increase was due to increased professional fees, accounting and legal, related to the debt settlement and the Form 20-F registration statement filed with the United States Securities and Exchange Commission (SEC). Reaching a "no comment" stage with the SEC was a prerequisite for the Company to resume trading on The OTC-BB. In addition, the accounts payable also include approximately CDN $225,000 in accrued interest on long term debt, which was subsequently converted to shares.

YEAR 2000

In response to the Year 2000 compliance rule established by the Board of Governors of the Alberta Stock Exchange; the Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and is developing an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company presently believes that, with modifications to existing software and the conversion to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems as so modified and converted. The Company has completed the required modifications and conversions. The Company is in the process of obtaining Year 2000 compliance statements from vendors, suppliers, and all other third parties that do business with the Company.

Based upon the foregoing, PeakSoft does not believe it is necessary to undertake any special measures to cope with the turn of the century. PeakSoft backs up all critical data as a matter of routine.

PeakSoft does not believe that its computer systems require remediation to render them Y2K compliant.

For the reasons set out above, PeakSoft has not incurred, and does not expect to incur, any costs relating to remediation of Y2K issues.

PeakSoft has concluded that it faces no material Y2K implications to its business operations because its computers and the programs being run on them are of recent vintage, marketed as being Y2K compliant.

Management expects that the activity level for the Company will continue to increase with operating expenses in excess of income, for at least the next quarter. In order to reduce the overall costs of maintaining its presence in the retail sales channel, the Company has entered into agreements with RealNetworks, Inc.; Symantec Corporation; MP Technologies, Inc.; Software Builders, LLC; Peruzzo Informatica; Softline AG; Boomerang Software Inc.; Cyenta and InfoBuild Networks, Inc. as well as others. The Company plans to direct the major portion of it's marketing resources in 1999 to corporate and international customers, developing new solutions for the Internet, Intranets, Extranets, and e-commerce.

/s/ Tim Metz
------------------------
Tim Metz
Chief Operating Officer

Third and Fourth Quarter 1998 Financing:

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

On September 21, 1998 the Company reached agreement in principle with The Liverpool Limited Partnership and Westgate International, L.P., entities under common management (not common control) with Elliott Associates, L.P., and individuals to convert their senior notes and interest owing of CDN $2,752,477 ($1,781,403 US) at a rate of CDN $0.18 per share for a total of 15,291,538 shares, and to purchase new notes in the aggregate principal amount of CDN $231,750 ($150,000 US). Two members of management, Calvin Patterson and Timothy Metz, also agreed on September 21, 1998 to convert a portion, aggregating to CDN$24,993.72 ($18,000 US) in partial satisfaction of their demand promissory notes owing at a rate of CDN $0.18 per share for a total of 138,854 shares. The agreements have received shareholder approval.

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

Subsequent Events after September 30, 1998

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

On November 13, 1998 the Company $24,015 through a private placement. Per the agreement, the subscriber agreed to purchase 171,600 shares. The subscriber also received warrants allowing the subscriber to purchase one common share at $.20.

On December 15, 1998, the shareholders approved a debt conversion of CDN $2,802,735 at CDN $0.18, a 1 for 8 share consolidation, and a name change to PeakSoft Multinet Corp. All of which received regulatory approval.

Subsequent Events after December 31, 1998

On January 15, 1999 the Company received a loan of US$125,000 from The Liverpool Limited Partnership. The loan bears 12% interest per annum and is in the form of a senior promissory note due June
10, 2000.

On January 15, 1999 the Company received a loan of US$125,000 from Westgate International, L.P. The loan bears 12%interst per annum and is in the form of a senior promissory note due June 10, 2000.

On February 11, 1999 the Company cancelled all outstanding (active) stock options.

On March 9, 1999 the Company received a loan of US$125,000 from The Liverpool Limited Partnership. The loan bears 12% interest per annum and is in the form of a senior promissory note due June
10, 2000.

On March 9, 1999 the Company received a loan of US$125,000 from Westgate International, L.P. The loan bears 12%interst per annum and is in the form of a senior promissory note due June 10, 2000.


Expenses:

In January 1998, the Management of the Company agreed with the Directors to reduce operating costs. As of the end of fiscal year ending September 30, 1998 compared to fiscal year end September 30, 1997, expenses have been reduced 16.2 percent and end of first quarter December 31, 1998 compared to end of first quarter December 31, 1997, expenses have been reduced approximately 61.39%.

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

Subsequent Events after September 30, 1998

On October 22, 1998, the Company announced the released the Beta version of LawTrack, a knowledge management solution for the legal profession.

On October 26, 1998, the Company announced the signing of an e commerce agreement with Xoom.com to market and sell the Companys products over the Internet.

On January 13, 1999, the Company announced Realty Tracer (CODE NAME), a knowledge management solution for the realty profession.

On March 11, 1999, the Company resumed trading on the OTC-BB as PeakSoft Multinet Corp. under the symbol "PEAMF".

On March 29, 1999, PeakSoft Multinet Corp. (ASE:PKS; OTC-BB:PEAMF) and Novell, Inc. (Nasdaq: NOVL) jointly announced the formation of a co-marketing alliance to provide superior software and Internet solutions to the small business market.

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

Douglas H. Foster              President, Chief Executive Officer
Bellingham, Washington         and Director

Principal Occupation:          President and Chief Executive Officer of
                               PeakSoft.

Donald McInnes                 Secretary and Director
Vancouver, British Columbia

Principal Occupation:          President of Blackstone Resources, Inc., a
                               public mining company.

Simon Arnison                  Chief Technology Officer and Director
Ontario, Canada

Principal Occupation:          President of Classwave.com, a software
                               development company.

Peter Janssen                  Director
Seattle, WA

Principal Occupation:          President of Peter Janssen & Associates, a
                               private consulting firm

Colin Morse                    Director
Vancouver, British Columbia

Principal Occupation:          President of Feel Free Charters, LTD

Timothy W. Metz                Chief Operating Officer
Bellingham, Washington

Principal Occupation:          Chief Operating Officer of PeakSoft.



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

Simon Arnison, Director and Chief Technology Officer since 1999

Mr. Arnison has held positions as a computer software developer and product manager since 1982. During the past 17 years, Mr. Arnison has held positions as Product Marketing Manager, Technical Director, VP Research and Development, and more recently Chief Technology Officer for Innotech Multimedia Corporation. He was one of the founders of Innotech, which has been a leading producer of information technology software for CD-ROM and the Inernet and Java based search applications.

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

Colin Morse, Director, since 1999

Mr. Morse is currently president of Feel Free Charter Ltd., (formerly Combat Sound Ltd.). Mr. Morse has experience in a broad range of business activities. He has during the past decade focused his activities on real estate development and finance.

Tim Metz, Chief Operating Officer since 1998

Mr. Metz joined PeakSoft as the Chief Operations Officer in January 1998, bringing with him 30 years of experience in operations, business development and financing for manufacturing and high technology companies. Mr. Metz founded, financed and owned D&J Manufacturing (1976-1983) and ALKIRK Corporation (1990-
1992). For both companies, he developed state-of-the-art high tech automated agile manufacturing and assembly plants, and managed operations, finance, business development, engineering, manufacturing, purchasing and R&D departments. Through successful contract negotiations Metz increased profits dramatically while reducing costs. In 1992, Mr. Metz joined Leading-Edge Earth Products in Seattle, Washington as President/CEO/Director. There he prepared and completed a successful registration of common stock and listed the company on the NASDAQ OTC-BB. From 1995- 1997, Mr. Metz worked as a private consultant with various manufacturing companies and an international trading company.

ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

PeakSoft currently has two executive officers (following the resignation of one executive officer in April 1997), none of whom received, directly or indirectly, compensation exceeding US$100,000. The aggregate cash compensation paid to the two executive officers of PeakSoft, directly or indirectly, during the year ended September 30, 1998 was US$96,288.48. There are no funds set aside or accrued by the Company for pension, retirement, or similar benefits.

Compensation Summary

The table below sets forth information concerning the compensation of the Corporations Chief Executive Officer for the fiscal years ended September 30, 1998, 1997, 1996, 1995 and 1994.

                                    Annual Compensation
Name and                            -------------------    All Other
Principal Position          Year     Salary     Bonus     Compensation
--------------------        ----     ------     -----     ------------

Douglas H. Foster          1998     90,538
President and              1997     85,000        -            -
Chief Executive            1996     82,800        -            -
Officer & Director         1995     82,800        -            -
                           1994     70,400


Long-Term Compensation Awards:

Securities Under Options/SARs Granted:

1998           320,000
1997           302,000
1996           321,250
1995           250,000
1994                 -

On February 11, 1999 the Company cancelled all outstanding (active) stock options.

Restricted Shares or Restricted Share Units: none

Payouts:
LTIP Payouts: none

All Other Compensation: none

The following information concerns individual grants of options to purchase or acquire securities of the Corporation made during the year ended September 30, 1998 to the Corporations Chief Executive Officer.


Name                    Securities          Percent of Total       Exercise or
                        Under Options       Options Granted        Option Price
                        Granted (#)         to Employees in        ($/Security)
                                            Financial Year
--------------------------------------------------------------------------------

Douglas H. Foster        320,000            100.00 percent             $0.22
                      Common Shares                                   per share


Market Value of Securities Underlying Options on Date of Grant
($/Security): $0.22 per share

Expiration date:  July 10, 2000


The following information concerns the cash exercise of options during the year ended September 30, 1998 by the Corporations Chief Executive Officer and the year-end value of unexercised options held, on an aggregate basis.

Name                Securities Acquired on     Aggregate Value Realized
                    Exercise (#)
--------------------------------------------------------------------------------

Douglas H. Foster    320,000                     70,400

                     Unexercised Options       Value of Unexercised in
                     at Year End (#)           the Money Options at
                                               Year-end ($)
--------------------------------------------------------------------------------

                          00                      0.00


On February 11, 1999 the Company cancelled all outstanding (active) stock options.

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

At September 30, 1998, the following options to acquire Common Shares are outstanding:


Group            Number of Common      Date of Grant      Exercise Price Per
                 Shares Under Option                      Common Share

--------------------------------------------------------------------------------
Management,        776,000             December 18, 1997    $0.40
employees,         275,000                                  $0.30
and directors       25,000                                  $0.30
                    55,000                                  $0.22

Expiry Date

December 18,1999
May 26, 2000
May 27, 2000
July 10, 2000
On February 11, 1999 the Company cancelled all outstanding (active) stock options.

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

5. During the 1998 fiscal year, consulting fees and expense reimbursements totaling CDN$92,600 were paid by the Corporation to directors. A salary of CDN$54,500 was also paid by the Corporation to an administrative employee who is also a relative of one of the directors.

6. Foster Murphy & Sons Holding Co. Ltd. of Bellingham, Washington sold all of its 4,900,000 shares in BREEZ to the Corporation on October 1, 1994 in exchange for 490,000 Common Shares of the Corporation. Mr. Douglas Foster, President of PeakSoft, was then the sole director and the manager of Foster Murphy & Sons Holding Co. Ltd. That company then had four shareholders, two of which were members of Mr. Fosters family. Mr. Foster, then, substantially controlled the Corporation. The transaction had a deemed value of CDN$98,000, or CDN$0.20 per common share of the Corporation. Foster Murphy & Sons Holding Co. Ltd. acquired the BREEZ shares for approximately CDN$200.

7. Pursuant to an Interactive Media Rights Agreement dated December 19, 1994, Eric Simonson, a former director of the Corporation, and Kathryn Simonson, his wife, both of Ashford, Washington granted the Corporation the right to use the Summit of Dreams documentary which was a component of the Corporations Mt. Everest CD-ROM product. PeakSoft issued 459,000 Common Shares to Mr. Simonson and Ms. Simonson for the Summit of Dreams documentary. This transaction had a deemed value of approximately CDN$20,000.

Director/Officer Indebtedness:  None.


PART II

ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED - NOT APPLICABLE

PART III

ITEM 15 - DEFAULTS UPON SENIOR SECURITIES - NOT APPLICABLE

ITEM 16 - CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS- NOT APPLICABLE


PART IV

ITEM 17 - Financial Statements

PEAKSOFT CORPORATION FIRST QUARTER REPORT
(unaudited) For the Three Months Ended
December 31,1998

Letter to Shareholders

1998 was a pivotal year for PeakSoft, inasmuch as the company overcame major obstacles to potential growth. Early in the year, we recognized that the Company's focus had to be re-evaluated. PeakSoft had been positioned to address the usual technology retail channel. This market typically requires large amount of capital and a long time to achieve growth and profitability. The dynamics of the retail channel continue to change. This last year witnessed the growth of electronic commerce and a more efficient and profitable electronic software distribution model.

In our evaluation, we recognized that we had to take a completely new approach. We stepped back, took a fresh look at the Company and the market opportunities presented by the Internet. It was clear that we needed to reduce debt, to improve our capital structure, and to revise our business model. Our objective was to reduce operating and fulfillment costs, to improve cash flow, to increase sales and to re-define the focus of the Company. We developed and are implementing this plan of action.

During the year, the Company redirected the sales activity focus of its utility products toward e-commerce and strategic alliances, such as RealNetworks, Symantec and others. The results of this are reduced costs, improved cash flow, and increased sales. We also opened the PeakStore for direct electronic stores. At the same time the Company is developing new solutions for the Internet, Intranets, Extranets, and e-commerce. A pre-release version and a Web site for a new solution, LawTrack, were announced during the quarter. Subsequent to the end of the quarter a pre-release version and a Web site for an another new solution, RealtyTracer, was announced.

Subsequent to the end of the first quarter, the Company received conditional regulatory approval of the debt conversion approved by the shareholders on December 15, 1998, which reduces long debt for the Company by 93%. The conversion makes Westgate International LP and The Liverpool Limited Partnership, our largest shareholders (in the high 40% range if their respective holdings are totaled). Elliott and Associates, a $1.4 billion fund in New York represents both entities. The shareholders also voted in favor of a 1 for 8 share consolidation in the same meeting and name change to PeakSoft Multinet Corp., which was subsequently approved by The Alberta Stock Exchange on February 18, 1999. Trading on the Alberta Stock Exchange commences under the new name and trading symbol PKS February 22, 1999.

During the quarter, the Company negotiated a $350,000 US accounts receivable line of credit with Silicon Valley Bank. In addition, the Company obtained an additional $500,000 US in operating capital subsequent to end of the quarter.

Sales in December lead management to believe that the redefined focus of the Company will be successful.

The Company is in the final stages of a listing on The OTC BB.



Sincerely yours,

/s/ TIMOTHY W. METZ
-----------------------
Timothy W. Metz
Chief Operating Officer
February 26, 1999

PeakSoft Corporation
Consolidated Balance Sheet
(Prepared by Management - unaudited))
December 31, 1998 and 1997

                                             1998          1997
                                             ----          ----
                                            (in Canadian dollars)
Assets
Current assets:
Cash                                   $      --      $   247,556
Funds held in escrow                          --          154,350

Accounts receivable                         88,921        156,668
Inventories                                 43,373         66,246
Prepaids and deposits                       21,098         85,667
                                           153,392        710,487

Capital assets                              98,264        204,258
Acquired research and development             --          616,724
Investment in InfoBuild                    284,000           --
                                       $   535,656    $ 1,531,469

Liabilities and Shareholders Equity
Current liabilities:
Bank Indebtedness                      $     5,660    $      --
Accounts payable and accrued
liabilities                              1,235,457        760,090
Deferred revenue                              --           77,252
Reserve for returns & allowances              --           52,461
Current portion of long-term debt             --            6,678
Current portion of obligations under
capital leases                              32,950         23,887
                                       $ 1,273,707    $   920,328

Long-term debt                                --        1,380,991
Obligations under capital leases            18,702         39,945

Shareholders equity:
Share capital                            8,781,227      6,465,358

Accumulated deficit                     (9,537,980)    (7,274,153)


                                       $   535,656    $ 1,531,469

Consolidated Statement of Operations and Deficit
(unaudited) December 31, 1998 and 1997

                                         Quarter         Quarter
                                          ended           ended
                                       Dec. 31, 1998   Dec. 31, 1997
                                       -------------   -------------
                                           (In Canadian dollars)

Sales                                  $   148,029    $   200,210

Cost of goods sold                           8,096         62,478
--------------------------------------------------------------------------------
                                           139,933    $   137,732

Operating Expenses:

General and administration                 299,059        137,732

Selling and marketing                       91,724        434,374

Research and development                    78,682        180,413

Amortization                                12,741        253,734
--------------------------------------------------------------------------------
                                           482,206      1,249,047
--------------------------------------------------------------------------------

Loss before extraordinary item         $  (342,273)   $(1,111,315)
--------------------------------------------------------------------------------

Recovery of expenses from settlement
    of liabilities                            --          252,562


Loss for the quarter                      (342,273)      (858,753)


Deficit, beginning of period           $(9,195,707)    (6,415,400)
--------------------------------------------------------------------------------
Deficit, end of period                  (9,537,980)   $(7,274,153)
-------------------------------------------------------------------------------

Loss per common share                        (0.02)         (0.05)

Statement of Changes in Financial Position
(unaudited) December 31, 1998 and 1997

                                         Quarter         Quarter
                                          ended           ended
                                       Dec. 31, 1998   Dec. 31, 1997
                                       -------------   -------------
                                          (In Canadian dollars)

Cash provided by (used in):

Operations:

Net earnings (loss)                    $   (342,273)  $  (858,753)

Items not involving cash:

          Amortization                       12,741       253,734
          Change in non-cash operating
               working capital              160,440        60,934
--------------------------------------------------------------------------------
                                           (169,092)     (665,953)

Financing:

Funds transferred to escrow                    --        (154,350)

Repayment of long-term debt                    --          (8,258)
Obligation under capital leases              (9,937)       (2,729)
Decrease in obligation to issue shares         --        (399,900)
Issuance of share capital                   155,603       512,144
--------------------------------------------------------------------------------
                                            145,666       (53,093)

Investments:

Purchase of capital assets                   (5,058)     (104,764)
--------------------------------------------------------------------------------

Increase (decrease) in cash                 (28,484)     (823,810)
Cash, beginning of period                    22,824     1,071,366
--------------------------------------------------------------------------------
Cash, end of period                    $     (5,660)   $  247,566
--------------------------------------------------------------------------------

QUARTERLY REVIEW

The first quarter of fiscal 1999 shows a continuation of expense cutbacks in all areas of operations. Net loss for the quarter ended December 31, 1998 decreased from CDN $858,753 in the comparable period in 1998, to CDN $342,273 a decrease of CDN $516,480. The decrease is due primarily to significant decreases in selling and marketing, research and development, and amortization costs for the quarter.

Revenue decreased from CDN $200,210 in the quarter ended December 31, 1997 in the comparable period in 1998, to CDN $148,029 a decrease of CDN $52,181. The decrease is due primarily to the implementation of the Company's redefined selling and marketing focus. There was a significant increase in sale during December. While gross sales were down, net sales (gross sales minus costs of goods sold) were up from CDN $137,732 for the quarter ended December 31, 1997 to CDN $139,933 in the comparable period in 1998 an increase of CDN $2,201. The increase was due to the continued reduction in costs of goods sold.

General and administration expenses decreased from CDN $380,526 for the quarter ended December 31, 1997 in the comparable period in 1998, to CDN $299,059 a decrease of CDN $81,467. The decrease is due primarily to management's continued reduction in non-essential expenses.

Amortization expenses decreased from CDN $253,734 for the quarter ended December 31, 1997 in the comparable period in 1998, to CDN $12,741 a decrease of CDN $240,993. The decrease is due primarily to the research and development that was acquired from Chameleon Bridge Technologies Corp., which was capitalized according to Canadian GAAP, and was fully amortized at the end of the 1998 fiscal year.

Selling and marketing expenses decreased from CDN $434,374 for the quarter ended December 31, 1997 in the comparable period in 1998, to CDN $91,724 a decrease of CDN $342,650. The decrease is due primarily to decrease in product advertising and promotion and a reduction in non-essential staff, as well as the reduced costs associated with the Company's new selling and marketing focus.

Research and development expenses decreased from CDN $180,413 for the quarter ended December 31, 1997 in the comparable period in 1998, to CDN $78,682 a decrease of CDN $101,731. The decrease is due primarily to management's continued reduction in non-essential expenses.

YEAR 2000

In response to the Year 2000 compliance rule established by the Board of Governors of the Alberta Stock Exchange; the Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and is developing an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company presently believes that, with modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems as so modified and converted. The Company has completed the required modifications and conversions. The Company is in the process of obtaining Year 2000 compliance statements from vendors, suppliers, and all other third parties that do business with the Company.

Based upon the foregoing, PeakSoft does not believe it necessary to undertake any special measures to cope with the turn of the century. PeakSoft backs up all critical data as a matter of routine.

PeakSoft does not believe that its computer systems require remediation to render them Y2K compliant.

For the reasons set out above, PeakSoft has not incurred, and does not expect to incur, any costs relating to remediation of Y2K issues.

PeakSoft has concluded that it faces no material Y2K implications to its business operations because its computers and the programs being run on them are of recent vintage and are being marketed as being Y2K compliant.

A Letter to PeakSoft Multinet Corp. Shareholders

I want to start this letter by thanking our shareholders for their patience and support during the year 1998. It is early March as I write these words, and we in the Northwest are finally seeing our first glimpse of the sun this year. Much has happened subsequent to the fiscal 1998 year-end that significantly improves the range and quality of the opportunities available to the company, but I will discuss this below. First let me offer a brief perspective on the astounding developments of the Internet marketplace.

The phenomenal growth of the internet has created a "Gold Rush" mentality. According to Forester Research over 140 million people are now connected! The growth rate of the internet and all of the goods and services adjuvant to it (including the distribution of internet software, and e-commerce) makes it the fastest growing market in the world in our lifetimes. Given this opportunity, how can any company fail to succeed? Far from being a level playing field, the Internet market requires a well capitalized effort and a completely new business model. The new rules have sent many of us scrambling back to the white board. Success needs tenacity, flexibility, a good team and a truly great idea.

We have crossed the chasm at PeakSoft. Our shareholders, our team and our supporters have demonstrated the qualities it takes to bring into being a fabulous success story. We understand the market, we have pioneered some of the concepts inherent in internet software, and we have a clear vision of the objective. The enthusiasm within the company and among our shareholders is very high.

We believe that early 1999 will come to be considered the turning point of this company -- the point in time at which its strategies started producing significant results -- the point in time at which its perseverance generated incredible opportunities, and at which the company began executing its tactics with precision.

Why am I feeling so optimistic? Most of the reasons are becoming clear subsequent to the company's 1998 fiscal year end.

Capitalization and market issues have been dealt with. The company has completed its consolidation and has resumed its joint listing on the OTC:BB. Now our shareholders can follow the company's progress from home in either the United States or Canada. In the process, we eliminated significant debts and gained strong new shareholders through the conversion of The Liverpool Limited Partnership and Westgate International, L.P. into our largest shareholders.

Strong partnerships have started to produce results. While the revenue from utilities is modest, unit sales of our PeakJet 2000 browser accelerator through Real Networks, Software Builders, Cyenta and Internet retail have risen 300 percent over the previous quarter, creating over 20,000 new customers a month and are on track to continue to build. We understand that PeakJet 2000 is now the world's leading selling and installed browser acceleration software.

New products and services are planned. PeakSoft announced pre-release versions of its newest knowledge application in the first quarter of fiscal year '99, and is preparing for the full release of 4 of these applications very shortly. These products are targeted at selected vertical markets, providing important tools for finding, organizing, keeping and sharing critical information using the Internet. We expect these applications to be combined with a variety of internet services to develop significant revenue while diversifying our business model from pure software sales to a hybrid of software and Internet services.

PeakSoft is breaking ground with a new class of products and services. PeakSoft is offering the first business and knowledge solution that utilizes a seamless combination of software and the Internet to provide small to medium businesses with Intranet/Internet capabilities previously reserved for only large enterprises. The company intends to deliver additional services and content over the Internet to its building customer base. Marketing partnerships and a strong Internet offering form the pillars of our plan.

The PeakSoft "Multinet" Corp. market opportunity is only just beginning. With a strong economic forecast and continued expansion of the Internet a certainty, business prospects are excellent for the company. A recent survey indicated that 10 percent of companies currently conduct commerce on the Net, and forecasts that some 73 percent will be doing so within three years. PeakSoft intends to establish a leadership position in this market.

                           OUR MISSION STATEMENT
  To develop and market leading Internet communications solutions that empower businesses to build knowledge, e-commerce and relationships.

   Thank you for your continued support and interest. The PeakSoft team is enthusiastic and is diligently working to deliver great results to our shareholders.

/s/ Doug Foster
--------------------
Doug Foster
Chief Executive Officer

                     Consolidated Financial Statements



                          PEAKSOFT MULTINET CORP.

                      (formally PeakSoft Corporation)
                           (in Canadian dollars)


                     Years ended September 30, 1998 and 1997

                              PEAKSOFT CORPORATION

                        Consolidated Financial Statements

                              (in Canadian dollars)

                     Years ended September 30, 1998 and 1997















Auditor's Report                                                       1

Financial Statements

   Consolidated Balance Sheet                                          3

   Consolidated Statement of Operations and Deficit                    4

   Consolidated Statement of Changes in Financial Position             5

   Notes to the Consolidated Financial Statements                      6

GORDON K.W. GEE
CHARTERED ACCOUNTANT                                   488 - 625 Howe Street
An incorporated professional                           Vancouver, BC  V6C 2T6
                                                       Telephone: (604) 689-8815
                                                       Facsimile: (604) 689-8838

Auditor's Report

To The Shareholders of PeakSoft Corporation:

I have audited the consolidated balance sheet of PeakSoft Corporation as at 30 September 1998 and the consolidated statements of operations and deficit and changes in financial position for the year then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 30 September 1998 and the consolidated results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles.

The consolidated financial statements as at 30 September 1997 and for the year ended 30 September 1996 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated 12 December 1997.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended 30 September 1998 and shareholders' equity to the extent summarized in note 15 to the financial statements.



                                               "Gordon K.W. Gee"
Vancouver, B.C., Canada                        Chartered Accountant

15 February 1999



                                      -1-

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADIAN-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. My report to the shareholders dated 15 February 1999 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.








                                               "Gordon K.W. Gee"
Vancouver, B.C., Canada                        Chartered Accountant
15 February 1999






                                      -2-

PEAKSOFT CORPORATION.
Consolidated Balance Sheet (in Canadian dollars)
September 30, 1998 and 1997
--------------------------------------------------------------------------------
                                                     1998        1997
                                                       $           $
--------------------------------------------------------------------------------
  Assets

  Current assets:
   Cash                                             22,824     1,071,366
   Accounts receivable                              26,479        97,645
   Inventories                                      43,284        59,128
   Prepaids and deposits                            39,999       156,046
   -----------------------------------------------------------------------------
                                                   132,586     1,384,185
Investment (note 2)                                284,000          --

Capital assets (note 3)                            105,947       195,787

Acquired research and development (note 4)            --         822,299
--------------------------------------------------------------------------------
                                                   522,533     2,402,271
================================================================================
Liabilities and Shareholders' Equity

Current liabilities:

   Accounts payable and accrued liabilities      1,304,312       893,398
   Deferred revenue (note 5)                          --         109,681
   Current portion of long-term debt (note 6)         --          14,936
   Current portion of obligations under
        capital leases (note 7)                     29,665        24,624
   -----------------------------------------------------------------------------
                                                 1,063,977     1,042,639

Long-term debt (note 6)                                        1,380,991

Obligations under capital leases (note 7)           28,639        40,927

Shareholders' equity:
   Share capital (note 8)                        6,555,704     5,779,455
   Other paid-in capital (note 6)                2,069,920       173,759
   -----------------------------------------------------------------------------
                                                 8,625,624     5,953,214
   Obligation to issue share capital (note 8)         --         399,900
   Accumulated deficit                           9,195,707     6,415,400
   -----------------------------------------------------------------------------
                                                  (570,083)      (62,286)
   -----------------------------------------------------------------------------
                                                   522,533     2,402,271
================================================================================
  Contingent liability (note 10)

  On behalf of the Board:
    "Douglas H. Foster"                     "Peter A. Janssen"
  ______________________________ Director ___________________________  Director

  See accompanying notes to the consolidated financial statements.
                                      -3-

PEAKSOFT CORPORATION
Consolidated Statement of Operations and Deficit

Years ended September 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------
                                  1998           1997           1996
                                  ----           ----           ----
Sales                        $ 1,246,381    $  1,340,200    $   784,900

Cost of goods sold,
Exclusive of inventory
write-offs from loss on
settlement of lawsuit            233,763        448,537          428,141

                             $ 1,012,618    $   891,663     $    356,759

Expenses:

Amortization                     991,017      1,050,965          118,968
General and
administrative                 1,392,633      1,245,114          312,361
Marketing                        951,724      1,682,437          531,171
Research and development         531,860        641,426          321,740
                               3,867,234      4,619,942        1,284,239

Earnings (loss) before
the undernoted                (2,854,616)    (3,728,279)        (927,480)

Other earnings (expenses):
Debt settlement with
Creditors(Note 16)               259,618           --             --
Gain on sale of
Subsidiary (Note 17)              51,879           --             --
Interest on long term debt      (237,188)          --             --

Loss on settlement of
lawsuit                             --         (310,042)          --
Write-off assets                    --          (53,169)          --

                             $    74,309       (363,211)          --

Earnings (loss) from
continuing operations         (2,780,307)    (4,927,480)        (927,480)

Loss from discontinued
operations (note 18)                --             --           (745,844)

Loss                          (2,780,307)     4,091,490        1,673,324

Accumulated deficit,
beginning of year              6,415,400      2,323,910          650,586

Accumulated deficit,
end of year                  $ 9,195,707    $ 6,415,400    $   2,323,910

Loss per common share        $     (0.20)   $     (0.42)   $       (0.20)

See accompanying notes to consolidated financial statements.
                                      -4-

PEAKSOFT CORPORATION
Statement of Changes in Financial Position
Years ended September 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------
                                          1998           1997           1996
Cash provided by (used in):               ----           ----           ----

Operations:
Net earnings (loss)                   (2,780,307)     (4,091,490)     (927,480)
Items not involving cash:
Loss from discontinued operations          --              --         (745,844)
Amortization                             991,017       1,050,965       118,968
Write-off of assets                        --             53,169          --
Change in non-cash
operating working capital                181,719        253,980        404,452

                                      (1,607,571)     (2,733,376)   (1,149,904)

Financing:
Repayments of long-term debt          (1,380,991)       (21,273)       (23,462)
Increase (decrease) in obligations
under capital leases                     (12,288)        (1,661)        51,342
Issuance of long-term debt             1,896,161      1,554,750           --
Increase (decrease) in obligation
to issue shares                         (399,900)       (55,408)       455,308
Issuance of share capital                776,249      2,380,551      2,503,037
                                         879,231      3,856,959      2,986,225

Investments:
Acquisition of investment               (284,000)          --             --
Purchase of capital assets               (36,202)       (82,180)      (150,486)
Acquisition of licences                     --             --          (33,559)
Business combination(note4)                 --             --       (1,644,598)
Acquisition of software                                               (136,979)
                                        (320,202)      (982,180)    (1,965,622)

Increase (decrease) in cash
position                              (1,048,542)     1,041,403       (129,301)

Cash, beginning of year                1,071,366         29,963        159,264

Cash, end of year                    $    22,824    $ 1,071,366    $    29,963


See accompanying notes to consolidated financial statements.

PEAKSOFT CORPORATION
Notes to Consolidated Financial Statements
Years ended September 30, 1998 and 1997
--------------------------------------------------------------------------------

The Company is incorporated under the laws of Alberta and its principal business activities are providing Internet software to corporate and individual users.

1. Continuing operations:

   These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, not withstanding that the Company incurred significant operating losses in the current and prior years. This basis of preparation may be inappropriate because significant doubt exists about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent upon obtaining additional external financing and on the attainment of profitable operations. Management is of the opinion that external financing will remain in place and that as a result of their current product launches and concentration on providing software for vertical markets, sufficient profits will be obtained to meet the Company's obligations and commitments as they become due. For this reason, the financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

2. Significant accounting policies:

   (a) Principles of consolidation:

       The consolidated financial statements include the accounts of the Company and its wholly-owned American subsidiaries, PeakSoft Corporation (U.S.A.), Peak Media, Inc. and its wholly-owned Canadian subsidiary Chameleon Bridge Technologies Corporation. All significant inter-company transactions and balances have been eliminated on consolidation.

       The Company recorded an approximate 10% interest in Infobuild Networks, Inc. (hereinafter referred to as "InfoBuild") at cost of $284,000. As the Company has no significant influence upon the management of InfoBuild, InfoBuild's Financial Statements have not been included herein or consolidated herewith.

   (b) Revenue recognition:

       Revenue from product sales is recognized as the products are sold and title to the product is transferred. Revenue from service contracts is recognized when the work is completed.






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








PEAKSOFT CORPORATION
Notes to the Consolidated Financial Statements (continued)

Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------

2. Significant accounting policies (continued):

   (d) Capital assets:

       Capital assets are stated at cost. Amortization is provided on the declining balance basis using the following annual rates:
       =========================================================================
       Asset                                                   Rate
       -------------------------------------------------------------------------
       Furniture and equipment                              4 years
       Computer equipment                                   4 years
       Computer software                                    3 years
       Leasehold improvements                               4 years
       -------------------------------------------------------------------------

   (e) Inventories

       Inventories are valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

   (f) Research and development:

       Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria for deferral under generally accepted accounting principles.

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


PEAKSOFT CORPORATION
Notes to the Consolidated Financial Statements (continued)

Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------
3. Capital assets:
   _____________________________________________________________________________
                                                          1998       1997
   _____________________________________________________________________________

                                             Accumulated    Net book  Net book
                                  Cost       amortization     value     value
                                   $               $           $         $
   _____________________________________________________________________________
    Furniture and equipment        87,255       54,657        32,598    33,637
    Computer equipment            207,761      150,363        57,398    64,833
    Computer software             178,073      178,073          -       89,036
    Leasehold improvements        152,462      136,511        15,951     8,281
   _____________________________________________________________________________
                                  625,551      519,604       105,947   195,787
   =============================================================================


   Assets acquired under capital leases in the amount of $91,628 (1997 - $79,148) and related accumulated amortization of $60,809 (1997 - $54,614 and 1996 - $18,474) are included in furniture and equipment as well as computer equipment.

4. Acquired research and development:

                                                          1998       1997
   _____________________________________________________________________________
                                             Accumulated    Net book  Net book
                                  Cost       amortization     value     value
                                   $               $           $         $
   _____________________________________________________________________________
     Research and development  1,644,598      1,644,598         -     822,299



PEAKSOFT CORPORATION
Notes to the Consolidated Financial Statements (continued)

Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------

   On May 16, 1996, the Company acquired research in the amount of $1,644,598 through the acquisition of Chameleon Bridge Technologies Corp. The Company acquired all of the 1,950,000 issued and outstanding shares of Chameleon Bridge Technologies Corporation in exchange for 1,500,000 shares of Peak Technologies Inc. The fair market value of Peak Technologies Inc.'s shares at the date of regulatory approval and exchange of shares was $1.11 per share. Accordingly, the research and development is calculated as follows:

     Purchase value based on shares issued in May, 1996       1,665,000
     Other net assets acquired                                  (20,402)
     ---------------------------------------------------------------------------
     Acquired research and development                        1,644,598
     ===========================================================================

5. Deferred revenue:

   Deferred revenue consists primarily of advance quarterly billings for a computer service agreement.

6. Long-term debt:
   -----------------------------------------------------------------------------
                                                              1998      1997
                                                                $         $
   -----------------------------------------------------------------------------

   Renovation loan, secured by a charge on leasehold
   improvements, bearing interest at 11.5% per annum,
   maturing on March 15, 1998                                   -       14,936

   Notes payable, secured by the Company's inventory and
   accounts receivable, bearing interest at 12% per annum
   with interest paid quarterly, maturing on September 9,
   1999 (U.S. $1,563,000)                                  2,025,740  1,554,750

   Less:  other paid-in capital                           (2,025,740)  (173,759)
   -----------------------------------------------------------------------------
                                                                -     1,395,927
     Current portion of long-term debt                          -        14,936
                                                                -     1,380,991
   -----------------------------------------------------------------------------

   Subsequent to the year end, the notes payable along with accrued interest have been agreed to be converted to shares. This however is subject to regulatory approval.

   The notes payable in fiscal 1997 compromise of 12% senior promissory notes held by Liverpool Limited Partnership and Westgate International L.P.. Attached to the issued notes are warrants to purchase 3,120,075 common shares at a price of $0.50 per share expiring in September, 1999 and a right of first refusal on future capital raising transactions. The notes reflect an effective interest rate of 18% per annum and a value of $173,759 has been attributed to the warrants issued and recorded as other paid-in capital.
                                      -10-

PEAKSOFT CORPORATION
Notes to the Consolidated Financial Statements (continued)

Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------

   In the 1998 fiscal year, additional promissory notes were issued and held by private individuals, Liverpool Limited Partnership, and Westgate International, L.P. Some of the issued notes are attached with warrants to purchase common shares.

         USD $140,000 senior promissory notes, with interest at 12% per annum, due 09 September 1999 and attached with warrants to acquire 500,000 common shares at CDN $0.40 per share. The warrants expire 15 March 2000.

         USD $88,000 demand promissory notes with interest at 12% per annum and attached with warrants to acquire 422,060 common shares at CDN $0.30 per share. The warrants expire 27 April 2000.

         USD $150,000 senior promissory notes with interest at 12% per annum due 10 June 2000.

         USD $60,000 demand promissory notes with interest at 12% per annum.

         USD $30,333 demand promissory notes without interest converted from deferred management remuneration.

   Subsequent to the year end additional USD $340,000 was received and supported by promissory notes bearing interest at 12% per annum.

   Subsequent to the year end all of the above debt are waiting for regulatory approval for conversion to shares.

7. Obligations under capital leases:

   The Company has capital leases on equipment expiring at various dates through 2001 requiring the following minimum lease payments:
   -----------------------------------------------------------------------------
                                                              1998     1997
                                                                $        $
    ----------------------------------------------------------------------------
    1998                                                       --     32,713
    1999                                                     39,385   24,180
    2000                                                     28,575   19,965
    2001                                                       --      4,430
    ----------------------------------------------------------------------------
    Total minimum lease payments                             67,960   81,288

    Less imputed interest at varying rates                   (9,656) (15,737)
    ----------------------------------------------------------------------------
    Present value of net minimum capital lease payments      58,304   65,551

    Current portion of obligations under capital lease       29,665   24,624
    ----------------------------------------------------------------------------
                                                             28,639   40,927
    ============================================================================
                                      -11-

PEAKSOFT CORPORATION
Notes to the Consolidated Financial Statements (continued)

Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------

8. Share capital:
   -----------------------------------------------------------------------------
                                                            Shares     Amount
                                                              #           $
   -----------------------------------------------------------------------------
     Authorized:
       Unlimited voting common shares without par value
       Unlimited non-voting preferred shares without par value
     Issued:
       Balance, 01 October 1994                             656,293      94,580
       Issued amount year ended 30 September 1995:
        Issued to founders                                2,344,148        --
        Issued for cash                                   2,594,302     948,865
        Issue for services and technology                   155,257      45,700
        Less share issuance costs                              --      (193,278)

     Issued amount year ended 30 September 1996:
        Issued for cash                                   1,151,147     667,500
        Issued for services and technology                1,704,210  1,835,537

     Issued amount year ended 30 September 1997:
        Issued for cash                                   3,545,266   2,496,498
        Issued for services and technology                   94,840      75,969
        Less share issuance costs                              --      (191,916)

     Issued amount year ended 30 September 1998
        Issued for cash                                   1,691,976     623,281
   -----------------------------------------------------------------------------
                                                         13,937,439   6,402,736
   -----------------------------------------------------------------------------

   Included in shares issued for cash during 1998 are 390,000 (1997 - 833,541, 1996 - 750,000) shares for approximately $102,400 (1997 - $556,898, 1996 -
   $317,500) issued pursuant to the exercise of management, employees and directors' stock options. The remaining shares of 1,301,976 (1997 -2,711,725, 1996 - 401,147) for $520,881 (1997 - $1,940,000 and 1996 - $350,000) were issued pursuant to private placements.

   (a) Management, employees and directors' stock options:

       At September 30, 1998, the Company had 1,121,000 management, employees and directors' options outstanding:

       776,000 options expiring 18 December 1999, exercisable to acquire 776,000 shares at $0.40 each 275,000 options expiring 26 May 2000, exercisable to acquire 275,000 shares at $0.30 each. 25,000 options expiring 27 May 2000, exercisable to acquire 25,000 shares at $0.30 each. 55,000 options expiring 10 July 2000, exercisable to acquire 55,000 shares at $0.22 each.

       Subsequent to the year end, all of the above management, employees and directors' stock options were cancelled.
                                      -12-

PEAKSOFT CORPORATION
Notes to Consolidated Financial Statements (continued)

Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------

8. Share Capital (continued):

   (b) Warrants:

       At September 30, 1998, the Company had 4,042,135 warrants outstanding.

       3,120,075 first warrants from a debt conversion, entitling the holder to acquire one additional share for $0.50 each. The warrants expire in September 1999. Subsequent to the year the company has sought regulatory approval for repricing to acquire one additional share at $0.20 each.

       500,000 warrants from a debt conversion entitling the holder to acquire one additional share for $0.40 each. The warrants expire in March 2000.

       422,060 warrants entitling the holder to acquire one additional share at $0.30 each. The warrants expire April 2000 and are subsequent to regulatory approval.

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

   (b) (Long-term financial liabilities:

       The carrying value of long-term financial assets and liabilities are a reasonable estimate of the fair values. Long-term financial liabilities comprise long-term debt and obligations under capital leases and other paid-in capital (see note 6).

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

                                      -13-

PEAKSOFT CORPORATION
Notes to Consolidated Financial Statements (continued)

Years ended September 30, 1998 and 1997
--------------------------------------------------------------------------------

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

11. Contingent liabilities:

    In November 1998, the company relocated its premises. Under the Lease Agreement for the abandoned premises, the Company is liable for the lease payments of the abandoned premises until the premises are released by the landlord. Under this Agreement, the minimum lease payments are USD $83,226 per annum until 31, March 2002. The maximum exposure is $290,000.

12. Subsequent events:

    In addition to the subsequent events discussed elsewhere in these notes to the financial statements, the following subsequent events occurred:

    The company has agreed with the individuals, management, Liverpool Limited Partnership, Westgate International L.P. to convert CDN $2,800,316 (USD $1,776,400, plus accrued interest to 15 October 1998) to 15,557,310 Shares at CDN $0.18. the conversion is subject to regulatory approval.

    On 28 October 1998, the company incorporated PeakSoft Multinet Corp. (U.S.A) under the laws of Washington State in the United States of America. The new corporation is a wholly owned subsidiary of PeakSoft Corporation, and has yet to begin operations.

    In the first quarter of the 1999 fiscal year, the Company issued a private placement for 514,800 shares at CDN $0.18 each totaling CDN $92,664 (USD $60,000).


                                      -14-

PEAKSOFT CORPORATION
Notes to Consolidated Financial Statements (continued)

Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------

    Subsequent to the year end, regulatory authorities approved the consolidation of shares on a 8 shares to 1 share basis. This consolidation was approved by the shareholders on December 15, 1998 at an Extraordinary General Shareholders Meeting.

13. Loss per common share:

    Loss per common share is based on the weighted average number of common shares outstanding during the year.

14. Related party transactions:

    The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:
    ----------------------------------------------------------------------------
                                                                1998      1997
                                                                  $         $
    ----------------------------------------------------------------------------

    Salaries to directors and officers                         94,000    212,000
    Consulting fees and expense reimbursements to directors    92,600     64,000
    Salary paid to a relative of one of the directors          54,500     33,000
    ----------------------------------------------------------------------------
                                                              241,100    309,000
    ============================================================================

    These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by related parties.






                                      -15-

PEAKSOFT CORPORATION
Notes to Consolidated Financial Statements (continued)

Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------

15. United States GAAP reconciliation:

    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

    (a) Loss and loss per share:
    ----------------------------------------------------------------------------
                                                 1998        1997       1996
                                                   $           $          $
    ----------------------------------------------------------------------------
    Loss in accordance with Canadian GAAP    (2,780,307) (4,091,490) (1,673,324)
    Difference in accounting for acquired
    research and development (note d)           822,229     822,299  (1,644,598)
    ----------------------------------------------------------------------------
    Stock options (note e)                          --      (85,470)     (5,000)
    ----------------------------------------------------------------------------
    Loss in accordance with
      United States GAAP                     (1,958,078) (3,354,661) (3,322,922)
    ----------------------------------------------------------------------------
    Loss per common share                         (0.14)      (0.35)      (0.40)
    ----------------------------------------------------------------------------
    Weighted average number of shares used
      for calculation                        13,612,947   9,615,270   8,294,805
    ----------------------------------------------------------------------------

    (b) Balance sheet:

        The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

    ----------------------------------------------------------------------------
                                     September 30, 1998     September 30, 1997
                               Canadian  United States  Canadian   United States
                                  GAAP         GAAP        GAAP        GAAP
                                   $            $            $           $
    ----------------------------------------------------------------------------

    Assets:

     Acquired research and
      development                       -           -          822,299     -

     Liabilities:

     Other paid-in capital           173,759      264,229      173,759   264,229

     Accumulated deficit           9,195,707    8,373,478    6,415,400 7,328,169
    ----------------------------------------------------------------------------
                                      -16-

PEAKSOFT CORPORATION
Notes to Consolidated Financial Statements (continued)

Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------

    (c) Statement of cash flows:

        Cash used in operations and cash provided by financing activities would decrease by 1997 - $75,969 and 1996 - $1,874,848 because shares issued for services and technology would be considered non-cash transactions.

15. United States GAAP reconciliation (continued):

    (c) Statement of cash flows (continued):

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

    (e) Stock based compensation:

        The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, NIL compensation expense has been recognized for its stock based compensation plans in 1998 (1997 - $85470, 1996 - $5,000).

        The Company has elected the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation", for United States GAAP purposes. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's loss and loss per share under United States GAAP would have been adjusted as follows:

        ------------------------------------------------------------------------
                                               1998         1997         1996
                                                 $            $            $
        ------------------------------------------------------------------------
        Loss - as reported                   1,958,078   3,354,661     3,322,922
        Loss - stock option value adjusted   2,052,578   3,475,718     3,510,536
        Loss per common share - as reported       0.14        0.35          0.40
        Loss per common share - adjusted          0.15        0.36          0.42
        ========================================================================

                                      -17-

PEAKSOFT CORPORATION
Notes to Consolidated Financial Statements (continued)

Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------

    (e) Stock based compensation (continued):

        The fair value of each option grant is estimated on the date of the grant using the following assumptions:
        ------------------------------------------------------------------------
                                               1998         1997         1996
                                                 $            $            $
        ------------------------------------------------------------------------
        Expected dividend yield                   0%          0%            0%
        Expected stock price volatility          70%         70%           70%
        Risk-free interest rate                 5.5%        5.5%          5.5%
        Expected life of options              2 yrs.       1 yr.        2 yrs.


        The weighted average fair value of the options granted is 1997 - $0.26 and 1996 - $0.22 per option.

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

        The Company has deferred tax assets of approximately $3,000,000 (1997 - $2,140,000 and 1996 - $750,000) arising from losses carried forward (see note 17). The Company has provided a valuation allowance against the entire deferred tax asset amount as it is more likely than not that they will not be realized.

16. Debt Settlement with Creditors

     During the year, management negotiated with trade and other creditors to realize a reduction of liabilities.

17. Gain on sale of subsidiary

    During the year, the Company incorporated a State of Washington company to perform ongoing service work for clients. In the year, the Company sold the company for USD $100,000.
                                      -18-

PEAKSOFT CORPORATION
Notes to Consolidated Financial Statements (continued)

Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------

18. Loss from discontinued operations

    During 1996, the company discontinued its multi-media segment of its business. The costs related to this are summarized as follows:

    ----------------------------------------------------------------------------
                                                                    $
    ----------------------------------------------------------------------------

     Revenue                                                    (43,818)
     Marketing                                                  332,835
     Research and development                                   368,119
     General and administrative                                  88,708
    ----------------------------------------------------------------------------
                                                                745,844
    ============================================================================

19. Commitments:

    The company has entered into a one year operating lease for facilities expiring November 1999 for which the annual lease payments is USD $28,449. The lease is renewable on an annual basis.

20. Income taxes:

    The Company has non-capital losses from foreign and Canadian operation available for offset against future taxable income totaling approximately USD $3,900,000 in the United States and CDN $3,600,000 in Canada.

21. Comparative figures:

    Certain of the comparative amounts have been reclassified to conform with the financial presentation adopted in 1998.

22. Uncertainty due to the Year 2000 issue

    The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after 01 January 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the company's ability to conduct normal business operations. However, management does not anticipate difficulties with the company's compliance. It is not possible to be certain that all aspects of the Year 2000 issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.
                                      -19-

                                CARD-SMART CORP.
                           (FORMERLY KMP CAPITAL INC.)
                          (A DEVELOPMENT STAGE COMPANY)


                              FINANCIAL STATEMENTS
                                December 31, 1997
                                December 31, 1996
                                December 31, 1995


                                                               TABLE OF CONTENTS



                                                                            PAGE

INDEPENDENT AUDITOR'S
REPORT........................................................................1

ASSETS........................................................................2

LIABILITIES AND STOCKHOLDERS' EQUITY..........................................3

STATEMENT OF OPERATIONS.......................................................4

STATEMENT OF STOCKHOLDERS' EQUITY.............................................5

STATEMENT OF CASH FLOW........................................................6

NOTES TO FINANCIAL STATEMENTS.............................................7 - 8

                                                         BARRY L. FRIEDMAN, P.C.
                                                     Certified Public Accountant

1582 TULITA DRIVE                                        OFFICE  (702) 361-8414
LAS VEGAS, NEVADA  89123                                  FAX NO.(702) 896-0278


                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Card-Smart Corp.                                                February 3, 1999
Las Vegas, Nevada

         I have audited the accompanying Balance Sheets of Card- Smart Corp. (Formerly KMP Capital Inc.), (A Development Stage Company), as of December 31, 1997, December 31, 1996, and December 31, 1995, and the related statements of operations, stockholders' equity and cash flows the three years ended December 31, 1997,December 31, 1996 and December 31, 1995. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

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

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Card- Smart Corp., (Formerly KMP Capital, Inc.), (A Development Stage Company), as of December 31, 1997, December 31, 1996, and December 31, 1995, and the results of its operations and cash flows for the three years ended December 31, 1997, December 31, 1996 and December 31, 1995, in conformity with generally accepted accounting principles.

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

"Barry L. Friedman"

__________(*signature)_______
Barry L. Friedman
Certified Public Accountant
                                      -1-

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



                                      -2-

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



                                      -3-

                                CARD-SMART CORP.
                           (Formerly KMP Capital Inc.)
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS

                                Year          Year        Year     Feb. 9, 1994
                               Ended         Ended       Ended     (inception)
                              Dec. 31,      Dec. 31     Dec. 31,     Oct. 10,
                                1997          1996        1995         1997
                              --------      -------     --------     --------

INCOME:
  Revenue                    $        0   $        0   $        0    $         0
                             ----------   ----------   ----------    ----------
EXPENSES:
  Accounting                 $    1,800   $        0   $        0    $     1,800
  Amortization                      200          200   $      200    $       783
  Consulting Fees                18,000       12,500       15,000         45,500
  Depreciation                      585           70            0            655
  Legal Fees                      1,300                                    1,300
  Office Expense                    511        2,215          912          3,878
  Resident Agent                    605            0            0            605
  Travel                            988       12,009          318         19,495
                             ----------   ----------   ----------     ----------

Total Expenses               $   23,989   $   26,994   $   16,430    $    74,016
                             ----------   ----------   ----------    -----------

Net Losses                   $  -23,989      -26,994      -16,430        -74,016
                              =========    =========    =========    ===========

Net Profit
or Loss (-)
per weighted
share (Note 1)               $   -.0005    $  -.0054    $  -.0033     $   -.0146
                              =========    =========    =========     ==========

Weighted average
Shares
outstanding                   5,252,055    5,000,000    5,000,000      5,064,698
                              =========    =========    =========      =========







See accompanying notes to financial statements.


                                      -4-

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
                                 =========   =========   =========    ========

See accompanying notes to financial statements
                                      -5-

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
                                 ========   =========   =========     ========

See accompanying notes to financial statements.
                                      -6-

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






                                      -7-

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

         Peaksoft Multinet Corp.

                Supplementary Data:  Quarterly Financial Data (unaudited)

                Report of Independent Auditors

                Comments by Auditor for US readers on Canadian - US reporting difference
                                      -8-

                Consolidated Balance Sheets as of September 30, 1998 and 1997

                Consolidated Statements of Operations and Deficit for the Years Ended September 30, 1998, 1997 and 1996

                Consolidated Statement of Changes in Financial Position for the Years Ended September 30, 1998, 1997 and 1996

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

  *Exhibit 18 - Senior Promissory Note - June 10, 1998

  *Exhibit 19 - Guaranty of PeakSoft Corporation (USA) Inc. - June 1998

  *Exhibit 20 - Guaranty of PeakSoft Corporation (USA) Inc. and the
                Liverpool Limited Partnership - June 1998

   * AS PREVIOUSLY FILED IN OUR FORM 20-F/A FILED ON 090498.

  Exhibit 21 - Demand Promissory Note - October 13, 1998

                             DEMAND PROMISSORY NOTE

U.S. $45,000                                October  13th 1998
                                                     ----

        FOR VALUE RECEIVED, the undersigned, PEAKSOFT CORPORATION, an Alberta Corporation with offices at 3614 Meridian, Suite 100, Bellingham, Washington 98225 ("Maker") promises to pay to the order of Westgate International, L.P. c/o Midland Bank Trust Corporation (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands ("Holder"), on demand, the principal sum of Forty Five Thousand United States Dollars (U.S. $45,000), with interest accrued thereon at the rate of 12% per annum.

        In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

        This Note shall be secured by the assets of the Maker, pursuant to the Third Amendment to Security Agreement, dated as of the date hereof, by and between Holder, Maker and Westgate International, L.P. This note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiary, PeakSoft Corporation (USA), Inc.

        Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

        Maker hereby agrees and consents to the jurisdiction of the State and Federal courts sitting in the State of New York in any action or proceeding arising out of or connected in any way with this Note and consents and agrees that service of process in any such action or proceeding will be sufficient if mailed to the address provided above ( or to such other address as Maker may hereafter designate to Holder by a writing delivered to Holder) by certified mail, return receipt requested, and further agrees to the invocation of said jurisdiction by service of process in any other manner authorized by law.

        All payments under this Note will be made without any deduction or withholding on account of any withholding tax unless deduction or withholding is required by applicable law, in which case Maker shall pay Holder such additional amount as is necessary to ensure that the net amount received by Holder on this Note shall equal the full amount it would have received had no such deduction or withholding been required.

        Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgages shall have all the rights of Holder under this Note, the Second Amendment to Security Agreement and the Guaranties by Maker's subsidiary, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

        Maker hereby waives presentment, trial by jury, notice of non-payment, protest, notice of protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.


                                      PEAKSOFT CORPORATION


                                      By /s/ Douglas Foster
                                         -------------------------
                                         Douglas Foster, President

Exhibit 22 - Demand Promissory Note - October 13, 1998


                             DEMAND PROMISSORY NOTE

U.S. $45,000                                October  13th 1998
                                                     ----

        FOR VALUE RECEIVED, the undersigned, PEAKSOFT CORPORATION, an Alberta Corporation with offices at 3614 Meridian, Suite 100, Bellingham, Washington 98225 ("Maker") promises to pay to the order of The Liverpool Limited Partnership, P.O. Box HM 1179, Hamilton, HM EX, Bermuda ("Holder"), on demand, the principal sum of Forty Five Thousand United States Dollars (U.S. $45,000), with interest accrued thereon at the rate of 12% per annum.

        In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

        This Note shall be secured by the assets of the Maker, pursuant to the Third Amendment to Security Agreement, dated as of the date hereof, by and between Holder, Maker and Westgate International, L.P. This note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiary, PeakSoft Corporation (USA), Inc.

        Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

        Maker hereby agrees and consents to the jurisdiction of the State and Federal courts sitting in the State of New York in any action or proceeding arising out of or connected in any way with this Note and consents and agrees that service of process in any such action or proceeding will be sufficient if mailed to the address provided above ( or to such other address as Maker may hereafter designate to Holder by a writing delivered to Holder) by certified mail, return receipt requested, and further agrees to the invocation of said jurisdiction by service of process in any other manner authorized by law.

        All payments under this Note will be made without any deduction or withholding on account of any withholding tax unless deduction or withholding is required by applicable law, in which case Maker shall pay Holder such additional amount as is necessary to ensure that the net amount received by Holder on this Note shall equal the full amount it would have received had no such deduction or withholding been required.

        Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgages shall have all the rights of Holder under this Note, the Second Amendment to Security Agreement and the Guaranties by Maker's subsidiary, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

        Maker hereby waives presentment, trial by jury, notice of non-payment, protest, notice of protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.


                                      PEAKSOFT CORPORATION


                                       By /s/ Douglas Foster
                                         -------------------------
                                          Douglas Foster, President

Exhibit 23 - Demand Promissory Note - January 14, 1999

                             DEMAND PROMISSORY NOTE

U.S. $125,000                                           January 14th 1999
                                                                ----

        FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order of The Liverpool Limited Partnership, P.O. Box HM 1179, Hamilton, HM EX, Bermuda ("Holder"), on demand, the principal sum of One Hundred and Twenty-Five Thousand United States Dollars (U.S. $125,000), with interest accrued thereon at the rate of 12% per annum.

        In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

        This Note shall be secured by the assets of the Maker, pursuant to the Fifth Amendment to Security Agreement, dated as of the date hereof, by and between Holder, Maker and Westgate International, L.P. This note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation (USA), Inc. and PeakSoft Multinet Corp (USA).

        Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

        Maker hereby agrees and consents to the jurisdiction of the State and Federal courts sitting in the State of New York in any action or proceeding arising out of or connected in any way with this Note and consents and agrees that service of process in any such action or proceeding will be sufficient if mailed to the address provided above ( or to such other address as Maker may hereafter designate to Holder by a writing delivered to Holder) by certified mail, return receipt requested, and further agrees to the invocation of said jurisdiction by service of process in any other manner authorized by law.

        All payments under this Note will be made without any deduction or withholding on account of any withholding tax unless deduction or withholding is required by applicable law, in which case Maker shall pay Holder such additional amount as is necessary to ensure that the net amount received by Holder on this Note shall equal the full amount it would have received had no such deduction or withholding been required.

        Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgages shall have all the rights of Holder under this Note, the Fifth Amendment to Security Agreement and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

        Maker hereby waives presentment, trial by jury, notice of non-payment, protest, notice of protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.


                                      PEAKSOFT MULTINET CORP.


                                      By     /s/ Douglas Foster
                                             ------------------------
                                      Name:  Douglas Foster
                                      Title: Chief Executive Officer

Exhibit 24 - Demand Promissory Note - January 14, 1999

                             DEMAND PROMISSORY NOTE

U.S. $125,000                                           January 14th  1999
                                                                -----

        FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an
Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order of Westgate International, L.P. c/o Midland Bank Trust Corporation (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands ("Holder"), on demand, the principal sum of One Hundred and Twenty-Five Thousand United States Dollars (U.S. $125,000), with interest accrued thereon at the rate of 12% per annum.

        In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

        This Note shall be secured by the assets of the Maker, pursuant to the Fifth Amendment to Security Agreement, dated as of the date hereof, by and between Holder, Maker and Westgate International, L.P. This note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation (USA), Inc. and PeakSoft Multinet Corp (USA).

        Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

        Maker hereby agrees and consents to the jurisdiction of the State and Federal courts sitting in the State of New York in any action or proceeding arising out of or connected in any way with this Note and consents and agrees that service of process in any such action or proceeding will be sufficient if mailed to the address provided above ( or to such other address as Maker may hereafter designate to Holder by a writing delivered to Holder) by certified mail, return receipt requested, and further agrees to the invocation of said jurisdiction by service of process in any other manner authorized by law.

        All payments under this Note will be made without any deduction or withholding on account of any withholding tax unless deduction or withholding is required by applicable law, in which case Maker shall pay Holder such additional amount as is necessary to ensure that the net amount received by Holder on this Note shall equal the full amount it would have received had no such deduction or withholding been required.

        Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgages shall have all the rights of Holder under this Note, the Fifth Amendment to Security Agreement and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

        Maker hereby waives presentment, trial by jury, notice of non-payment, protest, notice of protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.


                                      PEAKSOFT MULTINET CORP.


                                      By     /s/ Douglas Foster
                                             -------------------------
                                      Name:  Douglas Foster
                                      Title: Chief Executive Officer

Exhibit 25 - Demand Promissory Note - March 8, 1999

                             DEMAND PROMISSORY NOTE

U.S. $125,000                                                 March 8th 1999
                                                                    ---

        FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an
Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order of Westgate International, L.P. c/o Midland Bank Trust Corporation (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands ("Holder"), on demand, the principal sum of One Hundred and Twenty-Five Thousand United States Dollars (U.S. $125,000), with interest accrued thereon at the rate of 12% per annum.

        In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

        This Note shall be secured by the assets of the Maker, pursuant to the Fifth Amendment to Security Agreement, dated as of the date hereof, by and between Holder, Maker and Westgate International, L.P. This note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation (USA), Inc. and PeakSoft Multinet Corp (USA).

        Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

        Maker hereby agrees and consents to the jurisdiction of the State and Federal courts sitting in the State of New York in any action or proceeding arising out of or connected in any way with this Note and consents and agrees that service of process in any such action or proceeding will be sufficient if mailed to the address provided above ( or to such other address as Maker may hereafter designate to Holder by a writing delivered to Holder) by certified mail, return receipt requested, and further agrees to the invocation of said jurisdiction by service of process in any other manner authorized by law.

        All payments under this Note will be made without any deduction or withholding on account of any withholding tax unless deduction or withholding is required by applicable law, in which case Maker shall pay Holder such additional amount as is necessary to ensure that the net amount received by Holder on this Note shall equal the full amount it would have received had no such deduction or withholding been required.

        Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgages shall have all the rights of Holder under this Note, the Fifth Amendment to Security Agreement and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

        Maker hereby waives presentment, trial by jury, notice of non-payment, protest, notice of protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.


                                      PEAKSOFT MULTINET CORP.


                                       By    /s/ Douglas Foster
                                             -------------------------
                                      Name:  Douglas Foster
                                      Title: Chief Executive Officer

Exhibit 26 - Demand Promissory Note - March 8, 1999

                             DEMAND PROMISSORY NOTE

U.S. $125,000                                                 March 8th 1999
                                                                    ---

        FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an
Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order of The Liverpool Limited Partnership, P.O. Box HM 1179, Hamilton, HM EX, Bermuda ("Holder"), on demand, the principal sum of One Hundred and Twenty-Five Thousand United States Dollars (U.S. $125,000), with interest accrued thereon at the rate of 12% per annum.

        In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

        This Note shall be secured by the assets of the Maker, pursuant to the Fifth Amendment to Security Agreement, dated as of the date hereof, by and between Holder, Maker and Westgate International, L.P. This note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation (USA), Inc. and PeakSoft Multinet Corp (USA).

        Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

        Maker hereby agrees and consents to the jurisdiction of the State and Federal courts sitting in the State of New York in any action or proceeding arising out of or connected in any way with this Note and consents and agrees that service of process in any such action or proceeding will be sufficient if mailed to the address provided above ( or to such other address as Maker may hereafter designate to Holder by a writing delivered to Holder) by certified mail, return receipt requested, and further agrees to the invocation of said jurisdiction by service of process in any other manner authorized by law.

        All payments under this Note will be made without any deduction or withholding on account of any withholding tax unless deduction or withholding is required by applicable law, in which case Maker shall pay Holder such additional amount as is necessary to ensure that the net amount received by Holder on this Note shall equal the full amount it would have received had no such deduction or withholding been required.

        Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgages shall have all the rights of Holder under this Note, the Fifth Amendment to Security Agreement and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

        Maker hereby waives presentment, trial by jury, notice of non-payment, protest, notice of protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.


                                      PEAKSOFT MULTINET CORP.


                                      By     /s/ Douglas Foster
                                             -------------------------
                                      Name:  Douglas Foster
                                      Title: Chief Executive Officer