Form 20-F
period 1999-09-30
PEAKSOFT MULTINET CORP
filed 2000-04-13
CIK 1058429

US SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
    THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 For the fiscal year ended September 30, 1999

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers classes of capital or common stock as of the close of the period covered by the annual report: 3,801,399 Common Shares

Indicate the check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Page 0 of 34file such reports) and (2) has been subject to such filing requirement for the past 90 days. [X] Yes [] No

Indicate by check mark which financial statement item the Registrant has elected to follow.
[X] Item 17  [ ] Item 18


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

PART IV
ITEM 17 - FINANCIAL STATEMENTS (Annual Report)
ITEM 18 - FINANCIAL STATEMENTS NOT APPLICABLE
ITEM 19 - FINANCIAL STATEMENTS - SEE ITEM 17

PART I

ITEM 1 - DESCRIPTION OF BUSINESS

PeakSoft Corporation (hereinafter referred to variously as PeakSoft, Peak, or the Corporation) was incorporated under the laws of the Province of British Columbia on August 24, 1994 under the name Peak Technologies Inc., and was continued in the Province of Alberta under the Business Corporations Act of that province on August 16, 1996. The Canadian head office of the Corporation is located at #501 - 675 West Hastings St. Vancouver, British Columbia. The registered office of the Corporation is located at Suite 316-1167 Kensington Crescent NW, Calgary, Alberta, Canada, T2N 1X7.

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




BUSINESS OF THE CORPORATION

Overview

1999 was a year of change for PeakSoft. During the year, the Company directed significant resources towards its online small business community portal located at http://www.peak.com. PeakSoft developed a plan to "facilitate the formation, growth, and prosperity of small businesses globally through leading internet communications solutions which empower small businesses to compile knowledge and to develop e-commerce and other commercial relationships."

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

These strategies included: 1) Sales through traditional distributors into major retail locations across North America, 2) Bundling of the products with other complimentary applications, 3) Offering trials of the products through compatible distribution partnerships such as modems and other computer devices,
4) Creating a presence on the WWW for the offer to try or to purchase the products, 5) Establishing International sales relationships, 6) Through http://www.peak.com, the Company will provide products, services, information, and forums (to name a few of our offerings) to the Small Business Community to assist its members in the task of achieving profitability and prosperity. Peak.com plans to drive revenues initially from several diverse sources: revenue sharing, business-to-business (B2B) e-commerce, and advertising..

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


Management, Staff and Facilities

PeakSoft has 9 employees who work primarily from its leased office space in Bellingham, Washington. Certain members of management also work from home offices in the Vancouver area of British Columbia (see The Corporation). The Corporations Bellingham facilities are used for its customer service, accounting, legal, marketing and product quality assurance functions. PeakSofts programmers work both from the Bellingham office and from home offices. The Corporation had at one time a British Columbia office, but this was closed in March 1997.

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

Real-life applications:
As the borders of the Internet are constantly nudged into new territory by rapidly evolving hardware and software tools, whether the Internet is the means to an end or the end itself isn't always apparent. If you subscribe to the belief that people, with all their idiosyncrasies, preferences and individuality, are driving the entire process, you'll see that what we want is a medium that accommodates our unique needs. To that end, the trends are to customization, personalization and one-to-one commerce.

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

PeakSoft has recognized these problems, and has released Peak Net.Jet (now known as PeakJet), PeakJet 2000, has announced LawTrack and Realty Tracer (Company's first 2 knowledge management solutions) and is developing other products to address aspects of the Internet opportunity.

According to the latest report from the Gartner Group world wide e-commerce is expected to grow to S7.29 trillion by 2004.

Target Markets

Primary - Consumers and Small Business vertical communities, Internet Research

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


Corporate Intranet, Extranet and Research

PeakSofts technology is being targeted to the growing Internet, Intranet, Extranet market as well. PeakSofts server technology is being bundled into a product strategy, with the planned launch into the intranet market of work group and information management products early in 2000. These products and tools will be targeted at small business and corporations as well as Web service and site providers.



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

LawTrack includes PeakSoft's award-winning Java-based Web acceleration capabilities, which can significantly improve browsing speeds. LawTrack uses acceleration agents to "look-ahead" and pre-load links, and creates its own intelligent cache so users can access them quickly. Users can more thoroughly review the gathered information offline, which saves online access and expensive proprietary research fees.

LawTrack's PageTracer provides a complete history of each browsing session, which allows legal professionals to maintain accurate records of time spent on Internet research on behalf of a particular client. Users can also quickly retrieve a list of important Web page address listings from past searches for faster access to a particular site. These lists can be edited by deleting, reordering and annotating every citation in each browsing session's history. Realty Tracer (CODE NAME)

RealtyTracer is the next installment in the PeakTrack series of vertical market Internet information management applications for small- to medium-sized businesses. The PeakTrack series is based on the NetMagnet core technology. Current PeakTrack applications include Small Business, Law and Realty.

Using RealtyTracer, real-estate professionals can quickly and easily find, intelligently organize and clearly present information extracted from all Web-accessible sources to provide the level of value-added service today's increasingly sophisticated home buyers and sellers demand.

Standard Internet browsing tools lack powerful organization and presentation features that are essential for today's realtors that strive to be competitive in an increasingly 'wired' market RealtyTracer enables real- estate professionals to quickly and efficiently utilize Web-based resources, including multiple-listing data, internal agency information and specially, pre-loaded real estate-specific Web sites.

RealtyTracer enables realtors to save valuable research, preparation and presentation time and effort by efficiently organizing, adding value to and sharing Web-based listing information with clients. RealtyTracer works with either the Netscape Navigator or Microsoft Internet Explorer Web browsers to provide real- estate professionals the capability to electronically gather, view, annotate, present and publish hard copies of Web-based real-estate information. RealtyTracer's self-contained research presentations can be provided to clients via e-mail or on diskette for viewing on a PC using a Web browser, even without the RealtyTracer application installed.

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


1. Growth of Internet Commerce in all markets. E-Commerce is experiencing substantial growth as consumers become more confident about conducting financial transactions over the Web. The Gartner Group forecasts that global e-commerce will grow to $7.29 trillion by 2004. PeakSofts strategy is to utilize its core technology in order to provide services and products to the small business community. There are 85 million small businesses globally that produce 50% of the global e-commerce revenue.

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

PeakSoft Web Site

The Corporation has developed and maintains high profile website:
www.peak.comand at www.peaksoft.com. This site, complete with product and corporate information, is where visitors can see samples of PeakSofts products, read press releases and critical reviews.

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

All of PeakSofts current and planned products and offerings are World Wide Web-enabled. This means that every PeakSoft software program has an automatic launch capability to www.peak.com where it could be automatically updated with minor releases of the software. Currently, upgrades have been unspecified and are expected to be minimal and infrequent. This automatic update function provides PeakSoft with a continuing access to its customer base.

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

Implementation of this plan addresses a number of issues. It provides an efficient low cost support structure. Directing a response back to the customer will be easier and faster as it will not be dependent on the customers availability and doesn't require a long distance phone call. Additionally, it brings people to the site where the Corporation can utilize each connection as an opportunity to market additional products and services.

MANUFACTURING

PeakSoft Corporation delivers its software via downloads on the internet, thus eliminating the cost associated with delivering "hardcopies" of its software.

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


Animation Tools

JetEffects, the company has discontinued the sale of this product.


RESEARCH AND DEVELOPMENT

As of September 30, 1999 the Company had 3 hardware and software engineers employed full time in research and development. It also contracted these services out.

Research, development and associated expenses were CDN$282,099 for fiscal 99, CDN$531,860 for fiscal 98, CDN$641,426 for fiscal 97, CDN$321,740 for fiscal 96, and CDN$31,871 for fiscal 1995.

RISK FACTORS

The purchase of Common Shares of the Corporation must be considered highly speculative due to the nature of the Corporations business, its relatively early stage of development and the intensely competitive, rapidly changing nature of the Internet industry which has a number of participants which possess greater resources than the Corporation.

The Corporation is a development stage company, which has not yet achieved profitability. Its accumulated deficit, in accordance with generally accepted accounting principles in Canada, as of September 30, 1999 was CDN$11,090,720. There can be no assurance that the Corporation will be able to achieve or sustain profitable operations. The Corporation expects to continue to incur significant operating losses as it continues to devote significant financial resources to the commercialization of its products, the expansion of the Corporations operations and product development activities. There can be no assurance that the Corporation will successfully commercialize such products and reach break-even or profitability in the near future, or ever. Due to extensive development costs and marketing expenses for its proprietary products, there was a loss incurred for the fiscal year ended September 30, 1999 of CDN$1,895,013. As a result of the foregoing, investors could lose their entire investment in the Corporation.

While the Corporation has established sales revenues they should be considered early stage. In September of 1997, the Corporation concluded a US$1.125 million financing, a financing which was augmented by a second advance of US$140,000, during the third week of March 1998. In February 1999, a debt conversion occurred which eliminated approximately 93% of the Company's long term debt. The Company received CDN $1,438,472 in additional working capital during the year in the form of short term notes. The Company received CDN$67,563 shares from the exercise of stock options. The Company also received an additional US$740,000 in operating capital subsequent to the year end. The Company cancelled its accounts receivable line of credit from Silicon Valley Bank in the amount of US$350,000. The Corporations future capital requirements will depend on many factors, including the amount and the timing of future revenues and continued progress in its research and development. There can be no assurance that any necessary additional financing will be available when required by the Corporation for product commercialization on acceptable terms or at all. If adequate funds are not available, the Corporation may be required to change, delay, reduce or eliminate its planned product commercialization strategy or take other actions to raise funds, which could have a materially adverse effect on the Corporations business, the results of its operations, and hence its financial condition. To date, the Corporation has relied on sales of its equity capital for the largest measure of its financing, and is likely to remain reliant thereon in the near term. To the extent further equity financings are available, they may result in substantial dilution to existing shareholders.

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

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by conditions and events that cast substantial doubt on the Companys ability to continue as a going concern, such as those described in note 1 to the financial statements. The auditors report to the directors dated January 15, 2000 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when these are adequately disclosed in the financial statements. Accordingly, the auditors included a notice to US readers to this effect.

Existing external financing remains in place and has been increased. Management is also seeking some additional external financing. The Company has obtained financing aggregating to US$740,000 since September 30, 1999, and is attempting to raise further financing at this time. Accordingly, the Company has concluded that the going-concern assumption is appropriate.

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

In the spring of 1997, the Corporation received a series of bills totaling CDN$71,884.60 from its then general and securities counsel, the law firm of Bennett Jones Verchere, now known simply as Bennett Jones in Calgary, Alberta, for legal services allegedly performed during the years 1995 and 1996. Following a proceeding before a taxation officer of the court of Queen's Bench in Calgary, the Corporation entered into an agreement to pay to Bennett Jones the sum of CDN $105,588.65 at the rate of CDN $5,000 per month with the balance then outstanding to be paid on June 20, 1999.


ITEM 4 - CONTROL OF REGISTRANT

PRINCIPAL SHAREHOLDERS

The only persons who own of record, or who are known to the directors of the Corporation to own beneficially, directly or indirectly, more than 10 percent of the issued and outstanding Common Shares, as at April 11, 2000 are:


Name and Municipality of Residence: Westgate International, L.P., Grand Cayman, Cayman Islands

Type of Ownership:  Legal

Number of Shares: 905,636

Percent of Common Shares:  23.82


Name and Municipality of Residence: The Liverpool Limited Partnership, Hamilton, Bermuda

Type of Ownership: Legal

Number of Shares:  905,636

Percent of Common Shares:  23.82


    The directors and officers of the Corporation beneficially own directly and indirectly 6.26 percent of the issued and outstanding Common Shares of the Corporation.

Title of Class    Identity of Person or Group   Amount Owned  Percent of Class
---------------   ---------------------------   ------------  -----------------

Common Stock      D. Foster  (Director/Officer)   190,743  **        .051
Common Stock      Colin Morse (Director)           32,093            .008
Common Stock      Peter Janssen (Director)          6,469            .002
Common Stock      T.W. Metz (Officer)               8,679            .002

Common Shares     All Directors/Officers          237,984           6.26
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

ITEM 5 - NATURE OF TRADING MARKET

TRADING HISTORY OF COMMON SHARES

The Common Shares of PeakSoft are listed and posted for trading on The Alberta Stock Exchange under the trading symbol PKT.A. The following table sets forth the reported high and low sale prices and volume of trading of the Common Shares as reported by The Alberta Stock Exchange for the periods indicated:


1996                      Price Range           Trading Volume
------                 High $     Low $
                       ------     -----
First Quarter          1.55        0.45            2,885,900
Second Quarter         1.85        1.20            1,615,806
Third Quarter          1.45        0.50            2,211,441
Fourth Quarter         1.60        0.60            3,659,653

1997
------
First Quarter          1.30        0.80            2,598,231
Second Quarter         1.18        0.57            1,714,955
Third Quarter          0.93        0.40            2,048,481
Fourth Quarter         0.90        0.40            1,160,214

1998
------
First Quarter          0.61        0.50            1,676,102
Second Quarter         0.60        0.20            1,842,227
Third Quarter          0.42        0.27            1,482,296
Fourth Quarter         0.30        0.11            1,133,505

1999
------
First Quarter          0.50        0.05            3,627,596
Second Quarter         3.85        0.90              914,746
Third Quarter          3.25        1.40              173,833
Fourth Quarter         1.65        0.66              381,111


The closing price of the Common Shares of PeakSoft on the Alberta Stock Exchange on April 11, 2000 was CDN$1.42.

As of April 11, 2000, -29.2 percent of the registered shares were held in the U.S.

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

ITEM 8 - SELECTED FINANCIAL DATA

Set forth below is certain selected consolidated financial data of the Company for the three months ended of December 31, 1999, and the comparable period in 1998.

The selected consolidated financial information is derived from the Companys unaudited consolidated financial statements for such periods. The Companys consolidated financial statements are prepared in accordance with Canadian GAAP.

The information set forth below should be read in conjunction with Managements Discussion and Analysis of Financial Condition and Results of Operations.

SUMMARY OF OPERATIONS (unaudited)
Stated in Canadian Dollars

THREE MONTHS ENDED DECEMBER 31
                                            1999           1998
Sales                                  $    41,833        148,029
Net Earnings (Loss) from               $   388,301        342,273
  Continuing Operations
Earnings (Loss per Share)
  From Continuing Operations           $      0.10           0.16

SUMMARY OF BALANCE SHEET (unaudited)
Stated in Canadian Dollars

THREE MONTHS ENDED DECEMBER 31

                                            1999           1998
Working Capital*                        (2,586,606)    (1,120,315)
Total Assets                               163,674        535,656
Total Current Liabilities                2,687,259      1,273,707
Long Term Debt and
   Obligations Under Capital Leases              0         18,707
Shareholders Equity (Deficit)           (2,523,577)      (756,753)

Set forth below is certain selected consolidated financial data of the Company for each year in its existence ended September 30, 1999. The selected consolidated financial information is derived from the Companys audited consolidated financial statements for such periods. The Companys consolidated financial statements are prepared in accordance with Canadian GAAP. The information set forth below should be read in conjunction with Managements Discussion and Analysis of Financial Condition and Results of Operations and the Companys audited financial statements.


SUMMARY OF OPERATIONS
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30

                                      1999          1998           1997         1996        1995
                                      ----          ----           ----         ----        ----
Sales                                 536,339     1,246,381      1,340,200      784,900     556,096
Net Earnings (Loss) from
  Continuing Operations            (1,895,013)   (2,780,307)    (4,091,490)    (927,480)    (55,794)
Earnings (Loss Per Share)
  from Continuing Operations           *(0.50)         (.22)          (.33)        (.11)        .02

         *Post Consolidation


SUMMARY OF BALANCE SHEET
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30

                                      1999          1998           1997         1996        1995
                                      ----          ----           ----         ----        ----
Working Capital*                   (2,204,478)      (931,391)      341,546     (445,693)     88,060
Total Assets                          196,283        522,533     2,402,271    2,118,027     570,303
Total Current Liabilities           2,329,661      1,063,977     1,042,639      523,681     288,858
Long Term Debt and
  Obligation Under Capital Leases       1,897         28,639     1,421,918       64,044      36,164
Shareholders Equity (Deficit)      (2,135,275)      (570,083)      (62,286)   1,530,302     245,281


Had the Companys consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (see Note 12 to the audited financial statements), selected consolidated financial information would have been as follows:


SUMMARY OF OPERATIONS
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30
                                      1999          1998           1997         1996        1995
                                      ----          ----           ----         ----        ----
Sales                                536,339      1,246,381      1,340,200      784,900     556,096
Net Earnings (Loss) from
  Continuing Operations           (1,895,013)    (1,958,178)    (3,354,661)  (2,577,078)     55,794
Earnings (Loss Per Share)
  from Continuing Operations           *(.65)          (.14)          (.35)        (.31)        .02

         *Post Consolidation
SUMMARY OF BALANCE SHEET
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30
                                      1999          1998           1997         1996        1995
                                      ----          ----           ----         ----        ----

Working Capital*                   (2,133,378)     (931,391)       341,546     (445,693)     88,060
Total Assets                          196,283       522,533      1,579,972      473,429     570,303
Total Current Liabilities           2,329,661     1,063,977      1,042,639      523,681     288,858
Long Term Debt and Obligation
  Under Capital Leases                  1,897        28,639      1,369,576       12,702      36,164
Shareholders Equity (Deficit)      (2,135,275)     (570,083)      (975,055)    (118,688)    245,281

(a) CANADIAN AND US DOLLAR EXCHANGE RATES

A history of US-Canadian dollar exchange rates, as of September 30, for the indicated years is set forth below. All amounts shown represent noon buying rates for cable transfers in New York City certified funds for customs purposes by the Federal Reserve Bank of New York. The source for this data is the Federal Reserve Bulletin and Digest.

             HIGH SCAN              LOW SCAN               AVERAGE
          CAN/US   US/CAN        CAN/US   US/CAN       CAN/US   US/CAN
          ------   ------        ------   ------       ------   ------
1991      1.1229   .8906         1.1589   .8628        1.1457   .87283
1992      1.1748   .8512         1.2858   .7777        1.214    .8237
1993      1.2497   .8002         1.3367   .7481        1.2901   .7751
1994      1.3408   .7458         1.4086   .7099        1.3736   .7280
1995      1.3507   .7404         1.4074   .7105        1.3686   .7307
1996      1.3852   .7219         1.3290   .7525        1.3630   .7337
1997      1.4395   .6947         1.3364   .7483        1.3850   .7220
1998      1.5845   .7304         1.3686   .6307        1.4598   .6857
1999      1.5465   .6917         1.4447   .6463        1.4849   .6731

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

LETTER TO SHAREHOLDERS Year Ended 30 September 1999

The only constant is change.

PeakSoft Multinet Corp. has continued to evolve its business plan, seeking to align the important components that can create a winning business model. In 1999 the Company adopted an internet business model and focused its efforts on the creation of a powerful community at http://www.peak.com/, a Web portal dedicated to helping small business develop and grow in an internet economy. For the plan to succeed we need to develop strong alliances for capital, membership and revenue creation.

PeakSoft has demonstrated its ability to innovate and to deliver finished products to market. Its original CD-ROM products won accolades and awards. Its browser accelerator, PeakJet, was described as a "killer app", and was a runner up for PC Computing Internet Utility of the Year. It created an entirely new class of Internet utility products

Looking back through previous annual reports it is clear that liquidity and capital have always been at the forefront of management's concerns. Often the issue of its under-capitalization has forced the company to "make a bet" on one strategy or another, eliminating the alternative of implementing a full strategy. This is going to change in 2000.

The Company intends to bring in new management at a senior level, adding business, finance and marketing experience to the team.

The Company intends to leverage its U.S. fully reporting issuer status, OTC and CDNX listings, and to seek acquisitions, which will add shareholder value and critical mass.

The Company is investigating joint venture, strategic investment, privatisation of a business unit, and other forms of capital funding in order to afford peak.com the greatest opportunity of success without impacting negatively upon PeakSoft's share capital structure.

About Peak.com

In 1999 PeakSoft developed a plan to create a small business internet portal at peak.com. We identified the market opportunity presented by e-business and by business-to-business e-commerce. The small business community, largely lacking in technical expertise, is ripe for solutions that will enable its members to compete in the internet economy. A prototype website was developed over the spring and summer of 1999, with the second generation of it subsequently having been launched in October of 1999.

Peak.com is nearing completion. As a shareholder you should visit the site, register, and form your own opinion concerning this opportunity. The site includes many powerful features. It is completely dynamic in design, allowing users to customize it to their needs and interests. We have developed a proprietary Peak News Division and have begun to deliver great original news and content at peak.com. The site uses some of our best technology and concepts to create powerful business libraries and search capabilities. We have developed a vertical industry community structure that will allow the creation of many individual, trading and business communities.

The Company is establishing powerful relationships and partnerships for peak.com. Its objectives in entering into these partnerships are (a) to develop infrastructure and capability, (b) to drive membership, and (c) to capture revenue. Peak.com is ready to implement the commerce and revenue components of the site and if properly capitalized can begin to deliver all the elements of the business plan within one quarter.

I would like to thank all of you for your support over the years. PeakSoft has always endeavoured to succeed and has never faltered in its dedication to the task. PeakSoft and its shareholders have demonstrated a tenacity that should produce positive results in 2000.

Best wishes

/s/ Doug Foster
-------------------
Doug Foster

LETTER TO SHAREHOLDERS Period Ended December 31, 1999

1999 was a year of change for PeakSoft inasmuch as the Company directed significant time and resources towards its online small business community portal located at http://www.peak.com. PeakSoft developed a plan to "facilitate the formation, growth, and prosperity of small businesses globally through leading internet communications solutions which empower small businesses to compile knowledge, and to develop e-commerce and other commercial relationships."

Through http://www.peak.com, we will provide products, services, information, and forums (to name a few of our offerings) to the Small Business Community to assist its members in the task of achieving profitability and prosperity. Peak.com plans to drive revenues initially from several diverse sources: revenue sharing, business-to-business (B2B) e-commerce, and advertising.

The Company remains committed to the vertical portal strategy adopted early last year. We believe this strategy has great potential. Electronic commerce is growing at a staggering rate, particularly in the business-to-business (B2B) sector. Peak.com will continue to be the major focus of the Company during the coming year. New alliances are being formed and existing ones are being expanded, such as Novell and others. Operating capital continues to be difficult to obtain. Management is investigating all possible avenues to raise sufficient operating capital in order to commercialize http://www.peak.com in the shortest time to the greatest benefit of the shareholders.

The Company expects that the activity level for PeakSoft will continue to increase with operating expenses in excess of income until the third quarter of calendar 2000. In order to reduce the overall costs of maintaining its presence in the retail sales channel, we have entered into agreements with Real Networks, Inc.; Software Builders, LLC; Peruzzo Informatica in Italy; Softline AG in Germany; Boomerang Software Inc.; Cyenta, NetSales, Inc. and Group Micro Serve in Belgium and Luxembourg as well as others.

During this quarter, the beta version of http://www.peak.com was released. We invite you to visit this site at http://www.peak.com/ and register.

Sincerely yours,


/s/ T.W. Metz
--------------------
Timothy W. Metz
Chief Operating Officer
February 10, 2000

QUARTERLY REVIEW Period Ended December 31, 1999 Compared to December 31, 1998.

The first quarter of fiscal year 2000 shows a continuation of expense cutbacks in most areas of operation. Overall operating expenses decreased from CDN $482,206 for the quarter ended December 31, 1998 to CDN $400,541 in the comparable quarter in 1999 mainly because of significant cost reductions in marketing as well as research and development. Loss from the quarter increased from CDN $342,273 for the quarter ended December 31, 1998 to CDN $388,301 in the comparable quarter in 1999. This was largely due to an increase in interest expense on outstanding promissory notes as well as a decrease in net sales.

During the first quarter of fiscal year 1999, the Company relocated its premises to its current location. This move had a large impact on operations as it saved the Company approximately USD $100,000 in operating expenses per year. Under the terms of the lease agreement on the former premises, the Company remains liable for the lease payments until the end of the lease, which expires on March 31, 2002. The maximum liability is USD $310,000. During the first quarter of fiscal year 2000, the Company negotiated a settlement with the former landlord for USD $50,000, which eliminated the Company's largest liability.

General and administrative expenses increased modestly from CDN $299,059 for the quarter ended December 31, 1998 to CDN $327,898 in the comparable period in 1999, an increase of CDN $28,839. This increase of 8.8% is mostly comprised of continued professional and consulting services involved with the development of our small business community portal, http://www.peak.com.

Selling and marketing expenses decreased from CDN $91,724 for the quarter ended December 31, 1998 to CDN $38,303 in the comparable period in 1999, a decline of CDN $53,421. This decrease of 58% was primarily due to management's continued expense reductions along with the developmental stage of its planned new products and services, while continuing to focus on e-commerce/partnering as the preferred method of software distribution.

Research and development expenses declined from CDN $78,682 for the quarter ended December 31, 1998 to CDN $26,122 in the comparable period in 1999, a decrease of CDN $52,560 or 67%. This decline was due to reductions in staff and non-essential expenses.

During the quarter, the Company received USD $350,000 in operating capital. Subsequent to the end of the first quarter, the Company received an additional USD $100,000, both of which were supported by promissory notes.

Year 2000

The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and has developed an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or the making of miscalculations. The Company completed modifications to existing software and the conversion to new software. The Company obtained Year 2000 compliance statements from vendors, suppliers, and all other third parties that do business with the Company.

Subsequent to the end of the first quarter, the Company has not experienced any operational problems relating to the "Year 2000" issue.

For the reasons set out above, PeakSoft has not incurred, and does not expect to incur, any costs relating to the remediation of Y2K issues.

PeakSoft has concluded that it faces no material Y2K implications to its business operations because its computers and the programs being run on them are of recent vintage, marketed as being Y2K compliant.


Year Ended September 30, 1999 Compared to Year Ended September 30, 1998

1999 was a year of change for PeakSoft. During the year, the Company directed significant resources towards its online small business community portal located at http://www.peak.com. PeakSoft developed a plan to "facilitate the formation, growth, and prosperity of small businesses globally through leading internet communications solutions which empower small businesses to compile knowledge and to develop e-commerce and other commercial relationships." Through http://www.peak.com, the Company will provide products, services, information, and forums (to name a few of our offerings) to the Small Business Community to assist its members in the task of achieving profitability and prosperity. Peak.com plans to drive revenues initially from several diverse sources: revenue sharing, business-to-business (B2B) e-commerce, and advertising. Management remains convinced that the vertical portal strategy adopted by the Company early in the year has great potential. Electronic commerce is growing at a staggering rate, particularly in business-to-business (B2B) sector. Peak.com will continue to be the major focus of the Company during the coming year. New alliances are being formed and existing ones are being expanded, such as Novell and others. Operating capital continues to be difficult to obtain. Management is investigating all possible avenues to raise sufficient operating capital in order to commercialize http://www.peak.com in the shortest time to the greatest benefit of the shareholders.

Management expects that the activity level for the Company will continue to increase with operating expenses in excess of income until the third quarter of calendar 2000. In order to reduce the overall costs of maintaining its presence in the retail sales channel, the Company has entered into agreements with Real Networks, Inc.; Software Builders, LLC; Peruzzo Informatica in Italy; Softline AG in Germany; Boomerang Software Inc.; Cyenta, NetSales, Inc. and Group Micro Serve in Belgium and Luxembourg as well as others.

Subsequent to the 1999 year-end, the beta version of http://www.peak.com was released. We invite you to visit us at http://www.peak.com/ and to register.

The following discussion should be read in conjunction with the financial statements and the notes thereto:

Operations

Revenue decreased from CDN $1,246,381 for the year ended September 30, 1998 in the comparable period in 1999 to CDN $536,339. This decrease is primarily due to the change in product distribution from retail to e-commerce/partnering and the focus of resources on peak.com. By utilizing e-commerce/partnering, cost of goods sold decreased substantially from CDN $233,763 for the year ended September 30, 1998 in the comparable period in 1999 to CDN $12,943, a 94.46% decrease. Costs of goods sold accounted for 18.76% of gross sales for the year ended September 30, 1998, this ratio plummeting to 2.41% during the comparable period of 1999.

Amortization decreased from CDN $991,017 for the year ended September 30, 1998 to CDN $50,694 during the comparable period in 1999. This 94.88% decrease was primarily due to the amortization of the research and development acquired from Chameleon Bridge Technologies Corp., which expired in 1998. Amortization in 1999 consisted of normal amortization of fixed assets such as computer hardware and furniture and fixtures.

General and administration expenses increased from CDN $1,392,633 for the year ended September 30, 1998 in the comparable period in 1999 to CDN $1,502,132, an increase of 7.29%. This increase was primarily due to consulting and professional services used to develop our small business community portal, http://www.peak.com. During the year, the Company entered into employment contracts with three key management personnel with the approval of the directors.

Selling and marketing expenses decreased from CDN $951,724 for the year ended September 30, 1998 in the comparable period in 1999 to CDN $314,723 a decrease of 66.93%. This was primarily due to management's continued reduction in expenses and the developmental stage of its planned new products and services, while continuing to focus on e-commerce/partnering as the preferred method of software distribution.

Research and development expenses decreased from CDN $531,860 for the year ended September 30, 1998 in the comparable period in 1999 to CDN $282,099, a decrease of 46.96%. This decline was primarily due to management's continued focus on reduction of expenses.

The loss for 1999 was CDN $1,895,013 ($0.50 per share post-consolidation) down from, CDN $2,780,307 ($ 1.60 per share post-consolidation), a decrement of CDN $ 885,294 or $ 1.10 per share post-consolidation. This decrease in the loss resulted primarily from reduced expenses associated with the Company's redirected sales activity focus of its utility products toward e-commerce and strategic alliances, such as Real Networks, Software Builders and others, as well as reductions in overall expenses. The post-consolidation loss of $0.50 per share for the year 1999 includes a one-time loss on the sale of investment in InfoBuild for CDN $217,500. Excluding this loss on the sale of investment, the Company's loss per share would have been $0.44 for the year 1999.

Liquidity and Capital Resources

As of September 30, 1999, the Company had a cash balance of CDN $55,995. During the year, the Company issued promissory notes for cash proceeds of USD $890,000. Subsequent to the year-end, an additional USD $450,000 was received and supported by promissory notes.

During the year, the Company wrote off and destroyed all obsolete inventory. With the Company's focus of software distribution using e-commerce/partnering, raw materials that were used to create the software were no longer necessary.

Capital assets decreased from CDN $105,947 for the year ended September 30, 1998 in the comparable period in 1999 to CDN $71,100 due to amortization.

Net assets were reduced from CDN $522,533 for the year ended September 30, 1998 in the comparable period in 1999 to CDN $196,283. This decrease was primarily due to the sale of our investment in InfoBuild which produced a one time loss on investment of CDN $217,850. Overall current assets remained mostly unchanged.

Accounts payable and accrued liabilities decreased from CDN $1,034,312 for the year ended September 30, 1998 to CDN $782,972 in the comparable period of 1999, an abatement of 24.30%. This was primarily due to the reductions in overall expenses along with debt settlement with creditors of CDN $131,463.

In November 1998, the Company relocated its premises to its current location. This move had a large impact on operations as it saved the Company approximately USD $100,000 in operating expenses per year. Under the terms of the lease agreement on the former premises, the Company is liable for the lease payments until the end of the lease, which expires on March 31, 2002. The maximum liability is USD $310,000. Subsequent to the end of the year, the company negotiated a settlement with the former landlord for USD $50,000, which eliminated the Company's largest liability.

YEAR 2000

The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and has developed an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or the making of miscalculations. The Company completed modifications to existing software and the conversion to new software. The Company obtained Year 2000 compliance statements from vendors, suppliers, and all other third parties that do business with the Company.

The Company experienced no operational problems relating to the "Year 2000" issue.

For the reasons set out above, PeakSoft has not incurred, and does not expect to incur, any costs relating to the remediation of Y2K issues.

PeakSoft has concluded that it faces no material Y2K implications to its business operations because its computers and the programs being run on them are of recent vintage, marketed as being Y2K compliant.



/s/ Tim Metz
--------------------
Tim Metz
Chief Operating Officer

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

On September 21, 1998 the Company reached agreement in principle with The Liverpool Limited Partnership and Westgate International, L.P., entities under common management (not common control) with Elliott Associates, L.P., and individuals to convert their senior notes and interest owing of CDN $2,752,477 ($1,781,403 US) at a rate of CDN $0.18 per share for a total of 15,291,538 shares, and to purchase new notes in the aggregate principal amount of CDN $231,750 ($150,000 US). Two members of management, Calvin Patterson and Timothy Metz, also agreed on September 21, 1998 to convert a portion, aggregating to CDN$24,993.72 ($18,000 US) in partial satisfaction of their demand promissory notes owing at a rate of CDN $0.18 per share for a total of 138,854 shares. The agreements have received shareholder approval. Regulatory approval was received February 24,1999.

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

On May 28, 1999 the Company received a loan of US$50,000 from The Liverpool Limited Partnership. The loan bears 12%interst per annum and is in the form of a senior promissory note due June 11, 1999.

On July 27, 1999 the Company received a loan of US$50,000 from Westgate International, L.P. The loan bears 12%interst per annum and is in the form of a senior promissory note due August 31, 1999.

On August 6, 1999 the Company received a loan of US$50,000 from Westgate International, L.P. The loan bears 12%interst per annum and is in the form of a senior promissory note due August 31, 1999.

On August 19, 1999 the Company received a loan of US$75,000 from Westgate International, L.P. The loan bears 12%interst per annum and is in the form of a senior promissory note due August 31, 1999.

On September 29, 1999 the Company received a loan of US$50,000 from Westgate International, L.P. The loan bears 12%interst per annum and is in the form of a senior promissory note due October 14, 1999.

Subsequent Events after September 30, 1999

On October 14, 1999 the Company received a loan of US$100,000 from The Liverpool Limited Partnership. The loan bears 12%interst per annum and is in the form of a senior promissory note due October 31, 1999.

On October 29, 1999 the Company received a loan of US$75,000 from Westgate International, L.P. The loan bears 12%interst per annum and is in the form of a senior promissory note due November 15, 1999.

On November 30, 1999 the Company received a loan of US$75,000 from The Liverpool Limited Partnership. The loan bears 12%interst per annum and is in the form of a senior promissory note due December 15, 1999.

On December 16, 1999 the Company received a loan of US$100,000 from Westgate International, L.P. The loan bears 12%interst per annum and is in the form of a senior promissory note due January 15, 2000.

On January 13, 2000 the Company received a loan of US$125,000 from The Liverpool Limited Partnership. The loan bears 12%interst per annum and is in the form of a senior promissory note due January 24, 2000.

On February 9, 2000 the Company received a loan of US$100,000 from IncuLab.com, Inc. The loan bears 12%interst per annum and is in the form of a senior promissory note due April 1, 2000.

On March 30, 2000 the Company received a loan of US$95,000 from Burlington Capital Markets, Inc. The loan bears 12%interst per annum and is in the form of a senior promissory note due July 1, 2000.

On March 31, 2000 the Company received a loan of US$95,000 from The Liverpool Limited Partnership. The loan bears 12%interst per annum and is in the form of a senior promissory note due April 14, 2000.


Expenses:

The Management of the Company continued to reduce operating costs. As of the end of fiscal year ending September 30, 1999 compared to fiscal year end September 30, 1998, expenses have been reduced 44.41 percent and end of first quarter December 31, 1999 compared to end of first quarter December 31, 1998, expenses have been reduced approximately 16.94%.

Management believes reducing operating and fulfillment costs enables the Company to be more cost effective. It is reasonably likely that this will improve results of operations and cash on hand.

Business Address:

On November 7, 1998, the Company moved its business and mailing address to 1801 Roeder Avenue; Suite 144; Bellingham, WA 98225.



Business:




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

On April 5, 1999, PeakSoft Multinet Corp. (ASE: PKS; OTC-BB: PEAMF) reports that Mssrs. Carl Conti and William Baker have retired from the Company's board of directors and have been replaced by Mr. Simon Arnison and Mr. Colin Morse.

On April 19, 1999, PeakSoft Multinet Corp. (ASE: PKS; OTC-BB PEAMF) reported today that Herzog Heine Guduld, Hill Thompson Magid and Sharpe Capital have become market makers for the Company's stock trades under the symbol PEAMF.

On May 11, 1999, PeakSoft Multinet Corp. (ASE: PKS; OTC-BB PEAMF) announced today the development of Peak.Com, a new content rich online business community.

On May 12, 1999, PeakSoft Multinet Corp. (ASE: PKS; OTC-BB PEAMF)launches internet solution enhancing productivity for professionals in law, real estate, travel and small businesses.

On June 15, 1999, PeakSoft Multinet Corp. (ASE: PKS; OTC-BB PEAMF) appoints Terry Haas as Vice President of Business Development.

On July 6, 1999, PeakSoft Multinet Corp. (ASE: PKS; OTC-BB PEAMF) appoints Rocky Botts as Creative Director of Peak.com and Steve Minor as Project Director of Peak.com.

On September 2, 1999, PeakSoft Multinet Corp. (ASE: PKS; OTC-BB PEAMF) and the National Computer Association jointly announced today the signing of a co-marketing agreement.

On September 23, 1999, PeakSoft Multinet Corp. (ASE: PKS; OTC-BB PEAMF) announces the resignation of Donald McInnes from the Board of Directors.


Subsequent Events after September 30, 1999

On October 26, 1999, PeakSoft Multinet Corp. (ASE: PKS; OTC-BB PEAMF) announced the next generation online small business community is live at http://www.peak.com.

On October 29, 1999, PeakSoft Multinet Corp. (ASE: PKS; OTC-BB PEAMF) announced an exclusive agreement with the Kodiak Chamber of Commerce to jointly develop a broad commercial fisheries business community with the Peak.com small business site.

On November 9, 1999, PeakSoft Multinet Corp. (ASE: PKS; OTC-BB PEAMF) announced its intention to seek shareholder approval to change the name of the company to Peak.com Inc. at its next Annual General Meeting.

On November 16, 1999, PeakSoft Multinet Corp. (ASE: PKS; OTC-BB PEAMF) announces that the company has launched the Peak.com news division and that the first issue of its online small business news magazine has now been published at peak.com

On February 9, 2000, PeakSoft Multinet Corp. (CDNX: PKS.V; OTC-BB PEAMF) enters into agreement in principle to spin off its Peak.com business unit and to purchase shares of Inculab.com Inc. in a USD $4.5 million (CDN $6.51M) deal.

On March 16, 2000, PeakSoft Multinet Corp. (CDNX: PKS.V; OTC-BB PEAMF) and Hot Office sign Co-marketing service integration and revenue sharing agreement. Peak.com small business portal to offer top-ranked HotOffice virtual office services, while HotOffice will add Peak.com to its business center.

On March 24, 2000, PeakSoft Multinet Corp. (CDNX: PKS. V; OTC-BB PEAMF)and Kodiak Chamber of Commerce announce the development of the new commercial fisheries site on Peak.com.

On March 27, 2000, PeakSoft Multinet Corp. (CDNX: PKS.V; OTC-BB PEAMF) selects Google and Searchbutton.com to provide powerful business focused search capability at Peak.com small business portal.

On April 3, 2000, PeakSoft Multinet Corp. (CDNX: PKS.V; OTC-BB PEAMF) doubles its proposed investment in Inculab.com Inc. to USD $1,000,000.

On April 5, 2000, PeakSoft Multinet Corp. (CDNX: PKS.V; OTC-BB PEAMF) announced a new distribution agreement with Softvianet Ltd. of the United Kingdom to offer local-language versions of the PeakJet 2000 web-browsing accelerator in the United Kingdom, France and other countries.

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

Principal Occupation:         President and Chief Executive Officer of PeakSoft

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


Peter Janssen, Secretary and Director, since 1999


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

Tim Metz, Chief Operating Officer since 1998

Mr. Metz joined PeakSoft as the Chief Operations Officer in January 1998, bringing with him 30 years of experience in operations, business development and financing for manufacturing and high technology companies. Mr. Metz founded, financed and owned D&J Manufacturing (1976-1983) and ALKIRK Corporation (1990-1992). For both companies, he developed state-of-the-art high tech automated agile manufacturing and assembly plants, and managed operations, finance, business development, engineering, manufacturing, purchasing and R&D departments. Through successful contract negotiations Metz increased profits dramatically while reducing costs. In 1992, Mr. Metz joined Leading-Edge Earth Products in Seattle, Washington as President/CEO/Director. There he prepared and completed a successful registration of common stock and listed the company on the NASDAQ OTC-BB. From 1995-1997, Mr. Metz worked as a private consultant with various manufacturing companies and an international trading company.


ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

PeakSoft currently has two executive officers (following the resignation of one executive officer in April 1997), none of whom received, directly or indirectly, compensation exceeding US$100,000. The aggregate cash compensation paid to the two executive officers of PeakSoft, directly or indirectly, during the year ended September 30, 1999 was US$$163,200. There are no funds set aside or accrued by the Company for pension, retirement, or similar benefits.


Compensation Summary

The table below sets forth information concerning the compensation of the Corporations Chief Executive Officer for the fiscal years ended September 30, 1998, 1997, 1996, 1995 and 1994.
                                    Annual Compensation
Name and                            -------------------    All Other
Principal Position          Year     Salary     Bonus     Compensation
-------------------         ----     ------     -----     ------------
                           1999     82,200
Douglas H. Foster          1998     90,538
President and              1997     85,000        -            -
Chief Executive            1996     82,800        -            -
Officer & Director         1995     82,800        -            -
                           1994     70,400


Long-Term Compensation Awards:

Securities Under Options/SARs Granted:
1999           308,438
1998           320,000
1997           302,000
1996           321,250
1995           250,000
1994                 -

On February 11, 1999 the Company cancelled all outstanding (active) stock options. Re-issued 308,438 stock options.

Restricted Shares or Restricted Share Units: none

Payouts:
LTIP Payouts: none

All Other Compensation: none


The following information concerns individual grants of options to purchase or acquire securities of the Corporation made during the year ended September 30, 1999 to the Corporations Chief Executive Officer.

Name                    Securities          Percent of Total       Exercise or
                        Under Options       Options Granted        Option Price
                        Granted (#)         to Employees in        ($/Security)
                                            Financial Year
--------------------------------------------------------------------------------

Douglas H. Foster        50,000            100.00 percent           $1.77
                      Common Shares                                per share


Market Value of Securities Underlying Options on Date of Grant ($/Security):
$1.77 per share

Expiration date:  February 23, 2001


The following information concerns the cash exercise of options during the year ended September 30, 1998 by the Corporations Chief Executive Officer and the year-end value of unexercised options held, on an aggregate basis.


Name                Securities Acquired on     Aggregate Value Realized
                    Exercise (#)
--------------------------------------------------------------------------------

Douglas H. Foster    22,313                     39,494


                     Unexercised Options       Value of Unexercised in
                     at Year End (#)           the Money Options at
                                               Year-end ($)
--------------------------------------------------------------------------------

                          27,687                    49,005.99

Payments to Directors:  None.

ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Stock Option Plan

On February 7, 1996, the shareholders of the Corporation approved a stock option plan (the Stock Option Plan), pursuant to which options to acquire an aggregate of 318,438 Common Shares have been issued and are currently outstanding, The Company having cancelled all of the then outstanding stock options on February 11, 1999. Under the terms of the Stock Option Plan, options to acquire Common Shares may be granted by the directors of the Corporation, subject to the restriction that the aggregate number of Common Shares issuable upon the exercise of options granted under the Stock Option Plan shall not exceed 10 percent of the outstanding Common Shares. The exercise price associated with any options granted under the Stock Option Plan shall be determined by the directors in compliance with the applicable laws, rules and regulations and shall not be less than the market price of the Common Shares on the Canadian Venture Exchange less the discount permitted by the rules of the Canadian Venture Exchange. The options vest on the date of grant and expire at the time set by the directors, being not more than 2 years from the date of grant, provided that any outstanding options will expire on the 90th day following the date that the holder ceases to be an officer, director, employee or consultant of the Corporation or six months following the death of the holder. Options granted are non-assignable. Outstanding options granted under the Stock Option Plan may be adjusted in certain events, as to exercise price and number of Common Shares, to prevent dilution.

At April 11, 1999, the following options to acquire Common Shares are outstanding:

GROUP               NO. OF SHARES     DATE OF       EXPIRY        EXERCISE PRICE
                    UNDER OPTION      GRANT         DATE          PER SHARE
--------------------------------------------------------------------------------
Management,           110,000         02-24-99      02-23-01      $1.44
employees              63,741         02-24-99      02-23-01      $1.77
and directors          73,000         03-19-99      03-18-01      $2.38
                       10,000         12-21-99      12-20-01      $0.42

Consultants            10,000         06-17-99      06-16-00      $1.80
                       20,000         06-28-99      06-27-00      $1.99
                       31,697         07-23-99      07-22-00      $1.50

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

2. During the 1998 fiscal year, consulting fees and expense reimbursements totaling CDN$92,600 were paid by the Corporation to directors. A salary of CDN$54,500 was also paid by the Corporation to an administrative employee who is also a relative of one of the directors.


Director/Officer Indebtedness:  None.


PART II

ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED - NOT APPLICABLE

PART III

ITEM 15 - DEFAULTS UPON SENIOR SECURITIES - NOT APPLICABLE

ITEM 16 - CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES

          AND USE OF PROCEEDS- NOT APPLICABLE


PART IV

ITEM 17 - Financial Statements

PEAKSOFT CORPORATION FIRST QUARTER REPORT (unaudited) For the Three Months Ended December 31,1999

Letter to Shareholders

1999 was a year of change for PeakSoft inasmuch as the Company directed significant time and resources towards its online small business community portal located at http://www.peak.com. PeakSoft developed a plan to "facilitate the formation, growth, and prosperity of small businesses globally through leading internet communications solutions which empower small businesses to compile knowledge, and to develop e-commerce and other commercial relationships."

Through http://www.peak.com, we will provide products, services, information, and forums (to name a few of our offerings) to the Small Business Community to assist its members in the task of achieving profitability and prosperity. Peak.com plans to drive revenues initially from several diverse sources: revenue sharing, business-to-business (B2B) e-commerce, and advertising.

The Company remains committed to the vertical portal strategy adopted early last year. We believe this strategy has great potential. Electronic commerce is growing at a staggering rate, particularly in the business-to-business (B2B) sector. Peak.com will continue to be the major focus of the Company during the coming year. New alliances are being formed and existing ones are being expanded, such as Novell and others. Operating capital continues to be difficult to obtain. Management is investigating all possible avenues to raise sufficient operating capital in order to commercialize http://www.peak.com in the shortest time to the greatest benefit of the shareholders.

The Company expects that the activity level for PeakSoft will continue to increase with operating expenses in excess of income until the third quarter of calendar 2000. In order to reduce the overall costs of maintaining its presence in the retail sales channel, we have entered into agreements with Real Networks, Inc.; Software Builders, LLC; Peruzzo Informatica in Italy; Softline AG in Germany; Boomerang Software Inc.; Cyenta, NetSales, Inc. and Group Micro Serve in Belgium and Luxembourg as well as others.

During this quarter, the beta version of http://www.peak.com was released. We invite you to visit this site at http://www.peak.com/ and register.

Sincerely yours,

/s/ TIMOTHY W. METZ
-----------------------
Timothy W. Metz
Chief Operating Officer
February 10, 2000

Consolidated Balance Sheet (in Canadian dollars)
(Prepared by Management - Unaudited)
December 31, 1999 and 1998
--------------------------------------------------------------------------------
                                                          1999           1998
                                                           $              $
--------------------------------------------------------------------------------

Assets

           Current Assets:

           Cash                                            36,516             -
           Accounts receivable                             46,682        88,921
           Inventories                                          -        43,373
           Prepaids and deposits                           17,446        21,098
           ---------------------------------------------------------------------
                                                          100,644       153,392

           Capital assets                                  63,030        98,264

           Investment in InfoBuild                              -       284,000
--------------------------------------------------------------------------------
                                                          163,674       535,656
================================================================================

Liabilities and Shareholders' Equity

           Current liabilities:

           Bank Indebtedness                                    -         5,660
           Accounts payable and accrued liabilities       582,956     1,235,097
           Notes Payable                                1,950,857             -
           Interest payable                               139,932             -
           Current portion of obligations under
                capital leases                             13,505        32,950
           ---------------------------------------------------------------------
                                                        2,687,250     1,273,707

           Obligations under capital leases                     -        18,702

           Shareholders' Equity:

           Share capital                                8,955,445     8,781,227

           Accumulated deficit                         11,479,021     9,537,980
           ---------------------------------------------------------------------

                                                       (2,523,577)     (756,753)
--------------------------------------------------------------------------------
                                                          163,674       535,656
================================================================================

Consolidated Statement of Operations and Deficit (in Canadian dollars)
(Prepared by Management - Unaudited)
December 31, 1999 and 1998
--------------------------------------------------------------------------------
                                                          1999           1998
                                                           $              $
--------------------------------------------------------------------------------

Sales                                                       41,833      148,029

Cost of goods sold                                           1,922        8,096
--------------------------------------------------------------------------------
                                                            39,911      139,933

Operating Expenses:
           General and administration                      327,898      299,059
           Selling and marketing                            38,303       91,724
           Research and development                         26,122       78,682
           Amortization                                      8,217       12,741
           ---------------------------------------------------------------------
                                                           400,540      482,206

--------------------------------------------------------------------------------
Earnings (loss) before the undernoted                     (360,629)    (342,273)

Interest on short-term notes                               (50,510)

Debt settlement with creditors                              22,838
--------------------------------------------------------------------------------
Earnings (loss) from operations                           (388,301)    (342,273)

--------------------------------------------------------------------------------
Loss                                                       388,301      342,273

Accumulated deficit, beginning of period                11,090,720    9,195,707
--------------------------------------------------------------------------------
Accumulated deficit, end of period                      11,479,021    9,537,980
================================================================================

Loss per common share                                         0.10         0.16

Shares Outstanding                                       3,801,399    2,139,206

Statement of Changes in Financial Position (in Canadian dollars)
(Prepared by Management - Unaudited)
December 31, 1999 and 1998
--------------------------------------------------------------------------------
                                                          1999           1998
                                                           $              $
--------------------------------------------------------------------------------
Cash provided by (used in):
Operations:
           Net earnings (loss)                            (388,301)    (342,273)
           Items not involving cash:
                Amortization                                 8,217       12,741

           Change in non-cash operating                   (149,883)     160,440
                working capital
           ---------------------------------------------------------------------
                                                          (529,967)    (169,092)
           ---------------------------------------------------------------------

Financing:
           Repayments of notes payable                      (6,535)           -
           Increase (decrease) in
                Obligation under capital leases             (1,897)      (9,937)
           Issuance of notes payable                       518,920            -
           Issuance of share capital                             -      155,603
           ---------------------------------------------------------------------
                                                           510,488      145,666
           ---------------------------------------------------------------------

Investments:
           Purchase of capital assets                            -       (5,058)
           ---------------------------------------------------------------------

--------------------------------------------------------------------------------
Increase (decrease) in cash position                       (19,479)     (28,484)

Cash, beginning of period                                   55,995       22,824
--------------------------------------------------------------------------------
Cash, end of period                                         36,516       (5,660)
================================================================================

QUARTERLY REVIEW

The first quarter of fiscal year 2000 shows a continuation of expense cutbacks in most areas of operation. Overall operating expenses decreased from CDN $482,206 for the quarter ended December 31, 1998 to CDN $400,541 in the comparable quarter in 1999 mainly because of significant cost reductions in marketing as well as research and development. Loss from the quarter increased from CDN $342,273 for the quarter ended December 31, 1998 to CDN $388,301 in the comparable quarter in 1999. This was largely due to an increase in interest expense on outstanding promissory notes as well as a decrease in net sales.

During the first quarter of fiscal year 1999, the Company relocated its premises to its current location. This move had a large impact on operations as it saved the Company approximately USD $100,000 in operating expenses per year. Under the terms of the lease agreement on the former premises, the Company remains liable for the lease payments until the end of the lease, which expires on March 31, 2002. The maximum liability is USD $310,000. During the first quarter of fiscal year 2000, the Company negotiated a settlement with the former landlord for USD $50,000, which eliminated the Company's largest liability.

General and administrative expenses increased modestly from CDN $299,059 for the quarter ended December 31, 1998 to CDN $327,898 in the comparable period in 1999, an increase of CDN $28,839. This increase of 8.8% is mostly comprised of continued professional and consulting services involved with the development of our small business community portal, http://www.peak.com.

Selling and marketing expenses decreased from CDN $91,724 for the quarter ended December 31, 1998 to CDN $38,303 in the comparable period in 1999, a decline of CDN $53,421. This decrease of 58% was primarily due to management's continued expense reductions along with the developmental stage of its planned new products and services, while continuing to focus on e-commerce/partnering as the preferred method of software distribution.

Research and development expenses declined from CDN $78,682 for the quarter ended December 31, 1998 to CDN $26,122 in the comparable period in 1999, a decrease of CDN $52,560 or 67%. This decline was due to reductions in staff and non-essential expenses.

During the quarter, the Company received USD $350,000 in operating capital. Subsequent to the end of the first quarter, the Company received an additional USD $100,000, both of which were supported by promissory notes.

Year 2000

The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and has developed an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or the making of miscalculations. The Company completed modifications to existing software and the conversion to new software. The Company obtained Year 2000 compliance statements from vendors, suppliers, and all other third parties that do business with the Company.

Subsequent to the end of the first quarter, the Company has not experienced any operational problems relating to the "Year 2000" issue.

For the reasons set out above, PeakSoft has not incurred, and does not expect to incur, any costs relating to the remediation of Y2K issues.

PeakSoft has concluded that it faces no material Y2K implications to its business operations because its computers and the programs being run on them are of recent vintage, marketed as being Y2K compliant.

Dear Shareholders,

The only constant is change.

PeakSoft Multinet Corp. has continued to evolve its business plan, seeking to align the important components that can create a winning business model. In 1999 the Company adopted an internet business model and focused its efforts on the creation of a powerful community at http://www.peak.com/, a Web portal dedicated to helping small business develop and grow in an internet economy. For the plan to succeed we need to develop strong alliances for capital, membership and revenue creation.

PeakSoft has demonstrated its ability to innovate and to deliver finished products to market. Its original CD-ROM products won accolades and awards. Its browser accelerator, PeakJet, was described as a "killer app", and was a runner up for PC Computing Internet Utility of the Year. It created an entirely new class of Internet utility products

Looking back through previous annual reports it is clear that liquidity and capital have always been at the forefront of management's concerns. Often the issue of its under-capitalization has forced the company to "make a bet" on one strategy or another, eliminating the alternative of implementing a full strategy. This is going to change in 2000.

The Company intends to bring in new management at a senior level, adding business, finance and marketing experience to the team.

The Company intends to leverage its U.S. fully reporting issuer status, OTC and CDNX listings, and to seek acquisitions, which will add shareholder value and critical mass.

The Company is investigating joint venture, strategic investment, privatisation of a business unit, and other forms of capital funding in order to afford peak.com the greatest opportunity of success without impacting negatively upon PeakSoft's share capital structure.

About Peak.com

In 1999 PeakSoft developed a plan to create a small business internet portal at peak.com. We identified the market opportunity presented by e-business and by business-to-business e-commerce. The small business community, largely lacking in technical expertise, is ripe for solutions that will enable its members to compete in the internet economy. A prototype website was developed over the spring and summer of 1999, with the second generation of it subsequently having been launched in October of 1999.

Peak.com is nearing completion. As a shareholder you should visit the site, register, and form your own opinion concerning this opportunity. The site includes many powerful features. It is completely dynamic in design, allowing users to customize it to their needs and interests. We have developed a proprietary Peak News Division and have begun to deliver great original news and content at peak.com. The site uses some of our best technology and concepts to create powerful business libraries and search capabilities. We have developed a vertical industry community structure that will allow the creation of many individual, trading and business communities.

The Company is establishing powerful relationships and partnerships for peak.com. Its objectives in entering into these partnerships are (a) to develop infrastructure and capability, (b) to drive membership, and (c) to capture revenue. Peak.com is ready to implement the commerce and revenue components of the site and if properly capitalized can begin to deliver all the elements of the business plan within one quarter.

I would like to thank all of you for your support over the years. PeakSoft has always endeavoured to succeed and has never faltered in its dedication to the task. PeakSoft and its shareholders have demonstrated a tenacity that should produce positive results in 2000.

Best wishes


/s/ Doug Foster
--------------------
Doug Foster
Chief Executive Officer

                        Consolidated Financial Statements



                             PEAKSOFT MULTINET CORP.


                              (in Canadian dollars)


                     Years ended September 30, 1999 and 1998

                              PEAKSOFT MULTINET CORP.

                        Consolidated Financial Statements

                              (in Canadian dollars)

                     Years ended September 30, 1999 and 1998















Auditor's Report                                                          7

Financial Statements

    Consolidated Balance Sheet                                            9

    Consolidated Statement of Operations and Deficit                     10

    Consolidated Statement of Changes in Financial Position              11

    Notes to the Consolidated Financial Statements                       12

MANAGEMENT'S DISCUSSION AND ANALYSIS

1999 was a year of change for PeakSoft. During the year, the Company directed significant resources towards its online small business community portal located at http://www.peak.com. PeakSoft developed a plan to "facilitate the formation, growth, and prosperity of small businesses globally through leading internet communications solutions which empower small businesses to compile knowledge, and to develop e-commerce and other commercial relationships."

Through http://www.peak.com, the Company will provide products, services, information, and forums (to name a few of our offerings) to the Small Business Community to assist its members in the task of achieving profitability and prosperity. Peak.com plans to drive revenues initially from several diverse sources: revenue sharing, business-to-business (B2B) e-commerce, and advertising.

Management remains convinced that the vertical portal strategy adopted by the Company early in the year has great potential. Electronic commerce is growing at a staggering rate, particularly in business-to-business (B2B) sector. Peak.com will continue to be the major focus of the Company during the coming year. New alliances are being formed and existing ones are being expanded, such as Novell and others. Operating capital continues to be difficult to obtain. Management is investigating all possible avenues to raise sufficient operating capital in order to commercialize http://www.peak.com in the shortest time to the greatest benefit of the shareholders.

Management expects that the activity level for the Company will continue to increase with operating expenses in excess of income until the third quarter of calendar 2000. In order to reduce the overall costs of maintaining its presence in the retail sales channel, the Company has entered into agreements with Real Networks, Inc.; Software Builders, LLC; Peruzzo Informatica in Italy; Softline AG in Germany; Boomerang Software Inc.; Cyenta, NetSales, Inc. and Group Micro Serve in Belgium and Luxembourg as well as others.

Subsequent to the 1999 year-end, the beta version of http://www.peak.com was released. We invite you to visit us at http://www.peak.com/ and to register.

The following discussion should be read in conjunction with the financial statements and the notes thereto:

Operations

Revenue decreased from CDN $1,246,381 for the year ended September 30, 1998 in the comparable period in 1999 to CDN $536,339. This decrease is primarily due to the change in product distribution from retail to e-commerce/partnering and the focus of resources on peak.com. By utilizing e-commerce/partnering, cost of goods sold decreased substantially from CDN $233,763 for the year ended September 30, 1998 in the comparable period in 1999 to CDN $12,943, a 94.46% decrease. Costs of goods sold accounted for 18.76% of gross sales for the year ended September 30, 1998, this ratio plummeting to 2.41% during the comparable period of 1999.

Amortization decreased from CDN $991,017 for the year ended September 30, 1998 to CDN $50,694 during the comparable period in 1999. This 94.88% decrease was primarily due to the amortization of the research and development acquired from Chameleon Bridge Technologies Corp., which expired in 1998. Amortization in 1999 consisted of normal amortization of fixed assets such as computer hardware and furniture and fixtures.

General and administration expenses increased from CDN $1,392,633 for the year ended September 30, 1998 in the comparable period in 1999 to CDN $1,502,132, an increase of 7.29%. This increase was primarily due to consulting and professional services used to develop our small business community portal, http://www.peak.com. During the year, the Company entered into employment contracts with three key management personnel with the approval of the directors.

Selling and marketing expenses decreased from CDN $951,724 for the year ended September 30, 1998 in the comparable period in 1999 to CDN $314,723 a decrease of 66.93%. This was primarily due to management's continued reduction in expenses and the developmental stage of its planned new products and services, while continuing to focus on e-commerce/partnering as the preferred method of software distribution.

Research and development expenses decreased from CDN $531,860 for the year ended September 30, 1998 in the comparable period in 1999 to CDN $282,099, a decrease of 46.96%. This decline was primarily due to management's continued focus on reduction of expenses.

The loss for 1999 was CDN $1,895,013 ($0.50 per share post-consolidation) down from, CDN $2,780,307 ($ 1.60 per share post-consolidation), a decrement of CDN $ 885,294 or $ 1.10 per share post-consolidation. This decrease in the loss resulted primarily from reduced expenses associated with the Company's redirected sales activity focus of its utility products toward e-commerce and strategic alliances, such as Real Networks, Software Builders and others, as well as reductions in overall expenses. The post-consolidation loss of $0.50 per share for the year 1999 includes a one-time loss on the sale of investment in InfoBuild for CDN $217,500. Excluding this loss on the sale of investment, the Company's loss per share would have been $0.44 for the year 1999.

Liquidity and Capital Resources

As of September 30, 1999, the Company had a cash balance of CDN $55,995. During the year, the Company issued promissory notes for cash proceeds of USD $890,000. Subsequent to the year-end, an additional USD $450,000 was received and supported by promissory notes.

During the year, the Company wrote off and destroyed all obsolete inventory. With the Company's focus of software distribution using e-commerce/partnering, raw materials that were used to create the software were no longer necessary.

Capital assets decreased from CDN $105,947 for the year ended September 30, 1998 in the comparable period in 1999 to CDN $71,100 due to amortization.

Net assets were reduced from CDN $522,533 for the year ended September 30, 1998 in the comparable period in 1999 to CDN $196,283. This decrease was primarily due to the sale of our investment in InfoBuild which produced a one time loss on investment of CDN $217,850. Overall current assets remained mostly unchanged.

Accounts payable and accrued liabilities decreased from CDN $1,034,312 for the year ended September 30, 1998 to CDN $782,972 in the comparable period of 1999, an abatement of 24.30%. This was primarily due to the reductions in overall expenses along with debt settlement with creditors of CDN $131,463.

In November 1998, the Company relocated its premises to its current location. This move had a large impact on operations as it saved the Company approximately USD $100,000 in operating expenses per year. Under the terms of the lease agreement on the former premises, the Company is liable for the lease payments until the end of the lease, which expires on March 31, 2002. The maximum liability is USD $310,000. Subsequent to the end of the year, the company negotiated a settlement with the former landlord for USD $50,000, which eliminated the Company's largest liability.


YEAR 2000

The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and has developed an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or the making of miscalculations. The Company completed modifications to existing software and the conversion to new software. The Company obtained Year 2000 compliance statements from vendors, suppliers, and all other third parties that do business with the Company.

The Company experienced no operational problems relating to the "Year 2000" issue.

For the reasons set out above, PeakSoft has not incurred, and does not expect to incur, any costs relating to the remediation of Y2K issues.

PeakSoft has concluded that it faces no material Y2K implications to its business operations because its computers and the programs being run on them are of recent vintage, marketed as being Y2K compliant.


/s/ Tim Metz
------------------
Tim Metz
Chief Operating Officer

GORDON K.W. GEE
CHARTERED ACCOUNTANT                                  488 - 625 Howe Street
An incorporated professional                          Vancouver, BC  V6C 2T6
--------------------------------------------------------------------------------
                                                      Telephone: (604) 689-8815
                                                      Facsimile: (604) 689-8838

                                AUDITOR'S REPORT


To The Shareholders of PeakSoft Multinet Corporation (formerly PeakSoft Corporation):

I have audited the consolidated balance sheet of PeakSoft Multinet Corporation as at 30 September 1999 and 1998, the consolidated statements of operations and deficit and changes in financial position for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

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

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 30 September 1999 and 1998 and the consolidated results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles.

The consolidated financial statements as at 30 September 1997 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated 12 December 1997.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended 30 September 1999 and shareholders' equity to the extent summarized in note 12 to the financial statements.


/s/ Gordon  K.W. Gee
-------------------------
Gordon K.W. Gee
Chartered Accountant
Vancouver, B.C., Canada
15 January 2000

GORDON K.W. GEE
CHARTERED ACCOUNTANT                                  488 - 625 Howe Street
An incorporated professional                          Vancouver, BC  V6C 2T6
--------------------------------------------------------------------------------
                                                      Telephone: (604) 689-8815
                                                      Facsimile: (604) 689-8838




COMMENTS BY AUDITOR FOR U.S. READERS ON CANADIAN-U.S.
REPORTING DIFFERENCE



In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. My report to the shareholders dated 15 January 2000 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.


/s/ Gordon  K.W. Gee
-------------------------
Gordon K.W. Gee
Chartered Accountant
Vancouver, B.C., Canada
15 January 2000

PEAKSOFT MULTINET CORPORATION

Consolidated Balance Sheet (In Canadian dollars)
As at 30 September
===========================================================================
                                                   1999             1998
                                                     $                $
---------------------------------------------------------------------------
ASSETS
   Current Assets
     Cash                                             55,995         22,824
     Accounts receivable                              36,168         26,479
     Inventory                                             -         43,284
     Prepaids and deposits                            33,020         39,999
                                             ------------------------------
                                                     125,183        132,586

     Investment in InfoBuild (Note 2)                      -        284,000

     Capital assets (Note 3)                          71,100        105,947
---------------------------------------------------------------------------
                                                     196,283        522,533
===========================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY

   Current Liabilities:
     Accounts payable and accrued liabilities        782,972      1,034,312
     Interest payable on short-term debts             89,746              -
     Notes payable (Note 5)                        1,438,472              -
     Current portion of obligations under             18,471         29,665
          capital leases (Note 6)
                                             ------------------------------
                                                   2,329,661      1,063,977

     Obligations under capital leases (Note 6)         1,897         28,639
                                             ------------------------------
                                                   2,331,558      1,092,616
                                             ------------------------------
   Shareholders' Equity:
     Share capital                                 8,955,445      6,555,704
     Other Paid in Capital                                 -      2,069,920
                                             ------------------------------
                                                   8,955,445      8,625,624

     Accumulated deficit                          11,090,720      9,195,707
                                             ------------------------------
                                                  (2,135,275)      (570,083)
---------------------------------------------------------------------------
                                                     196,283        522,533
===========================================================================
ON BEHALF OF THE BOARD:
                              /s/ Doug Foster               /s/ Pete Janssen
                           ------------------------       ------------------
                                Doug Foster                    Pete Janssen
                                  Director                       Director
                     -------------------------------------------------------
(See accompanying notes to the financial statements)

PEAKSOFT MULTINET CORPORATION

Consolidated Statement of Operations and Deficit (In Canadian dollars)
For the years ending 30 September


=====================================================================================
                                                 1999          1998          1997
                                                  $             $             $
      -------------------------------------------------------------------------------
Sales                                          536,339      1,246,381      1,340,200


Cost of goods sold                              12,943        233,763        448,537

                                    ------------------------------------------------
                                               523,396      1,012,618        891,663
                                    ------------------------------------------------
Operating Expenses:

       Amortization                             50,694        991,017      1,050,965
       General and administration            1,502,132      1,392,633      1,245,114
       Selling and marketing                   314,723        951,724      1,682,437
       Research and development                282,099        531,860        641,426
                                    ------------------------------------------------
                                             2,149,648      3,867,234      4,619,942

                                    ------------------------------------------------
Earnings (loss) before the undernoted       (1,626,252)    (2,854,616)    (3,728,279)


Debt settlement with creditors                 131,463        259,618              -
Loss on inventory abandonment                  (42,234)             -              -
Interest on short-term debt                   (140,140)      (237,188)             -
Loss on sale of investment                    (217,850)             -              -
Gain on sale of subsidiary                           -         51,879              -
Loss on settlement of lawsuit                        -              -       (310,042)
Write-off assets                                     -              -        (53,169)
                                    -------------------------------------------------

Loss                                         1,895,013      2,780,307      4,091,490

Accumulated deficit, beginning of period     9,195,707      6,415,400      2,323,910
------------------------------------------------------------------------------------

Accumulated deficit, end of period          11,090,720      9,195,707      6,415,400
====================================================================================

PEAKSOFT MULTINET CORPORATION

Consolidated statement of Changes in Financial Position (In Canadian dollars) as at 30 September

===========================================================================================
                                                     1999          1998          1997
                                                       $             $             $
-------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):

Operations:

             Net earnings (loss)                    (1,895,013)   (2,780,307)   (4,091,490)
             Items not involving cash:
                  Amortization                          50,694       991,017     1,050,965
             Write-off of assets                                           -        53,169
             Loss on sale of investment                217,850

             Change in non-cash operating             (132,214)      181,719       253,980
                  working capital
                                             ---------------------------------------------
                                                    (1,758,683)   (1,607,571)   (2,733,376)
                                             ---------------------------------------------

Financing:

             Repayments of long-term debt           (1,179,805)   (1,380,991)      (21,273)
             Increase (decrease) in
                  obligation under capital leases            -       (12,288)       (1,661)
             Issuance of long-term debt                      -     1,896,161     1,554,750
             Increase (decrease) in
                  obligation to issue shares           (26,742)     (399,900)      (55,408)
             Issuance of share capital               2,948,098       776,249     2,380,551
                                             ---------------------------------------------
                                                     1,741,551       879,231     3,856,959
                                             ---------------------------------------------
Investments:

             Acquisition of investment                       -      (284,000)            -
             Proceeds of sale of investment             66,150
             Purchase of capital assets                (15,847)      (36,202)      (82,180)
                                             ---------------------------------------------
                                                        50,303      (320,202)      (82,180)
                                             ---------------------------------------------

Increase (decrease) in cash position                    33,171    (1,048,542)    1,041,403

Cash, beginning of period                               22,824     1,071,366        29,963
                                             ---------------------------------------------
Cash, end of period                                     55,995        22,824     1,071,366

(See accompanying notes to the financial statements)

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

The Company is incorporated under the laws of Alberta and its principal business activities are providing Internet software to corporate and individual users, and providing internet portal facility.

1.    Continuing operations:

These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, not-withstanding that the Company incurred significant operating losses in the current and prior years. This basis of preparation may be inappropriate because significant doubt exists about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent upon obtaining additional external financing and on the attainment of profitable operations. Management is of the opinion that external financing will remain in place and that as a result of their current product launches and concentration on providing software for vertical markets, sufficient profits will be obtained to meet the Company's obligations and commitments as they become due. For this reason, the financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

2.    Significant accounting policies:

(a)   Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned American subsidiaries, PeakSoft Multinet Corporation (U.S.A.), Peak Media, Inc. and its wholly-owned Canadian subsidiary Chameleon Bridge Technologies Corporation. All significant inter-company transactions and balances have been eliminated on consolidation.

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

PEAKSOFT MULTINET CORPORATION

Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

2.    Significant accounting policies (continued):

(d)   Capital assets:

Capital assets are recorded at cost. Amortization is provided on the straight line basis using the following annual rates:


--------------------------------------------------------------------------------
Asset                                                                   Rate
--------------------------------------------------------------------------------

Furniture and equipment                                                 4 years
Computer equipment                                                      4 years
Computer software                                                       3 years
Leasehold improvements                                                  4 years

(e)   Inventory:

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

PEAKSOFT MULTINET CORPORATION

Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

3.    Capital assets:
--------------------------------------------------------------------------------
                                                            1999         1998
--------------------------------------------------------------------------------

                                         Accumulated      Net book     Net book
                              Cost       amortization       value       value
                                $              $              $            $
                        --------------------------------------------------------

Furniture and equipment      86,065          74,523         11,542       32,598
Computer equipment          157,299         115,191         42,108       57,398
Computer software            47,145          44,971          2,174
Leasehold improvements       24,194           8,918         15,276       15,951
                        --------------------------------------------------------

                            314,703         243,603         71,100      105,947
--------------------------------------------------------------------------------


Assets acquired under capital leases included in furniture and equipment as well as computer equipment are fully amortized.


4.    Acquired research and development:

On May 16, 1996, the Company acquired research in the amount of $1,644,598 through the acquisition of Chameleon Bridge Technologies Corp. The Company acquired all of the 1,950,000 issued and outstanding shares of Chameleon Bridge Technologies Corporation in exchange for 1,500,000 shares of Peak Technologies Inc. The fair market value of Peak Technologies Inc.'s shares at the date of regulatory approval and exchange of shares was $1.11 per share. Accordingly, the research and development is calculated as follows, and has been fully amortized:


Purchase value based on shares issued in May, 1996                  1,665,000
Other net assets acquired                                             (20,402)
--------------------------------------------------------------------------------
Acquired research and development                                   1,644,598
================================================================================

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

5.    Notes Payable:                                     1999          1998
                                                          $             $
--------------------------------------------------------------------------------

Notes Payable, bearing interest at 12% per annum
    and paid quarterly.                                1,438,472     2,025,740

Less:    other paid-in capital                                 -    (2,025,740)
--------------------------------------------------------------------------------
                                                       1,438,472             -
--------------------------------------------------------------------------------



6.    Obligations under capital leases:

The Company has capital leases on equipment expiring at various dates through 2000 requiring the following minimum lease payments:

-----------------------------------------------------------------------------
                                                         1999          1998
                                                          $             $
-----------------------------------------------------------------------------
1999                                                          -        39,385
2000                                                     21,645        28,575
-----------------------------------------------------------------------------

Total minimum lease payments                             21,645        67,960

Less imputed interest at varying rates                   (1,277)       (9,656)
-----------------------------------------------------------------------------

Present value of net minimum capital lease payments      20,368        58,304
                                                    -------------------------
Current portion of obligations under capital lease       18,471        29,665
-----------------------------------------------------------------------------
                                                          1,897        28,639
-----------------------------------------------------------------------------

PEAKSOFT MULTINET CORPORATION

Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

7.  Share Capital:
--------------------------------------------------------------------------------
                                                       Shares       Amount
                                                         #            $
================================================================================

Authorized:
  Unlimited voting common shares without par value
  Unlimited non-voting preferred shares without par value

Issued:
Balance, 01 October 1994:                              82,036        94,580

Issued amount year ended 30 September 1995:
      Issued to founders                              293,018             -
      Issued for cash                                 324,287       948,865
      Issue for services and technology                19,407        45,700
           Less share issuance costs                        -      (193,278)

Issued amount year ended 30 September 1996:
      Issued for cash                                 143,893       667,500
      Issued for services and technology              213,026     1,835,537

Issued amount year ended 30 September 1997:
      Issued for cash                                 443,158     2,496,498
      Issued for services and technology               11,855        75,969
           Less share issuance costs                        -      (191,916)

Issued amount year ended 30 September 1998:
      Issued for cash                                 211,497       623,281

Issued amount year ended 30 September 1999:
      Issued for cash                               2,059,222     2,981,847
           Less share issuance costs                        -      (429,128)
--------------------------------------------------------------------------------
                                                    3,801,399     8,955,455
--------------------------------------------------------------------------------


Included in shares issued for cash during 1999 are 67,563 (1998 - 390,000, 1997 - 833,541) shares for approximately $113,858 (1998 - $102,400, 1997 -
$556,898) issued pursuant to the exercise of management, employees and directors' stock options. The remaining shares of 1,991,659 (1998 - 1,301,976, 1997 -2,711,725) for $2,867,989 (1998 - $520,881, 1997 - $1,940,000) were issued pursuant to private placements.

PEAKSOFT MULTINET CORPORATION

Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

7.    Share Capital (continued):

(a)   Management, employees and directors' stock options:

At September 30, 1999, the Company had 379,492 management, employees and directors' options outstanding:

10,000  options expiring 16 June 2000, exercisable to acquire 10,000 shares at $1.80 each
20,000  options expiring 27 June 2000, exercisable to acquire 20,000 shares at $1.99 each.
31,697  options expiring 22 July 2000, exercisable to acquire 31,697 shares at $1.50 each.
135,000 options expiring 23 February 2001, exercisable to acquire 135,000 shares at $1.44 each.
99,795  options expiring 23 February 2001, exercisable to acquire 99,795 shares at $1.77 each.
73,000  options expiring 18 March 2001, exercisable to acquire 73,000 shares at $2.38 each.
10,000  options expiring 20 December 2001, exercisable to acquire 10,000 shares at $0.35 each.

(b)   Warrants:

At September 30, 1999, the Company had 123,302 warrants outstanding.

62,500 warrants from a debt conversion entitling the holder to acquire one additional share for $3.20 each. The warrants expire in March 2000.

52,758 warrants entitling the holder to acquire one additional share at $2.40 each. The warrants expire April 2000.

8,044 warrants from a private placement entitling the holder to acquire one additional share at $12.80 each. The warrants expire April 2000.


8.    Fair value of financial instruments:

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

PEAKSOFT MULTINET CORPORATION

Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

9.    Subsequent events:

In November 1998, the Company relocated its premises. Under the Lease Agreement for the abandoned premises, the Company is liable for the lease payments of the abandoned premises until the premises are released by the landlord. Under this Agreement, the minimum lease payments are USD $90,963 per annum until 31, March 2002.

In October of 1999, the Company settled this matter with the Leassor for $50,000.

Subsequent to the year end, the Company has signed promissory notes for $660,240 (USD S450,000).

10.   Loss per common share:

Loss per common share is based on the weighted average number of common shares outstanding during the year.
                                                1999             1998      1997

Loss per common share (Pre-Consolidation)*   Non-comparable      0.20      0.33

Loss per common share (Post-Consolidation)**    0.50             1.60      2.67

*Loss per common share calculated on shares outstanding before consolidation. **Loss per common share if calculated on shares outstanding after consolidation.

NUMBER OF SHARES OUTSTANDING            #                  #             #

  Pre-Consolidation                Non-comparable     13,937,439     12,245,463

  Post-Consolidation                 3,801,399         1,742,180      1,530,683

11.   Related party transactions:

The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:
--------------------------------------------------------------------------------
                                                              1999          1998
                                                               $             $
================================================================================
Salaries to directors and officers                           300,470      94,000

Consulting fees and expense reimbursements to directors       49,416      92,600

Salary paid to a relative of one of the directors             40,564      54,500
--------------------------------------------------------------------------------
                                                             390,450     241,100
================================================================================

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by related parties.

PEAKSOFT MULTINET CORPORATION

Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

12.   United States GAAP reconciliation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States, as summarized below:

(a)   Loss and loss per share:
--------------------------------------------------------------------------------
                                            1999         1998          1997
                                               $            $             $
================================================================================

Loss in accordance with Canadian GAAP  (1,895,013)    (2,780,307)    (4,091,490)

Difference in accounting for acquired           -        822,299        822,299
research and development (note d)
Stock options (note e)                          -              -        (85,470)
--------------------------------------------------------------------------------
Loss in accordance with
United States GAAP                     (1,895,013)    (1,958,008)    (3,354,661)
================================================================================
Loss per common share                        0.65           1.15          2.79
--------------------------------------------------------------------------------

Weighted average number of shares used
for calculation                         2,910,854      1,701,618     1,201,909
--------------------------------------------------------------------------------

(b)   Balance sheet:

The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

================================================================================
                                 September 30, 1999         September 30, 1998
                             Canadian   United States   Canadian   United States
                               GAAP          GAAP         GAAP          GAAP
                                 $             $            $             $
     ---------------------------------------------------------------------------
     Liabilities:

      Other paid-in capital                               173,759      264,229

      Accumulated deficit    11,090,720   10,268,491    9,195,707    8,373,478
      ==========================================================================

(c)   Statement of financial position (continued):

Cash used in operations and cash provided by financing activities would decrease by 1999 - $nil and 1998 - $nil.

PEAKSOFT MULTINET CORPORATION

Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

12.   United States GAAP reconciliation (continued):

(d)   Research and development:

In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination are expensed as it is incurred.

(e)   Stock based compensation

The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25), in accounting for the options issued under the Company's stock option plan. Under APB 25, no compensation expense has been recognized for its stock based compensation plans in 1999 (1998 - nil, 1997 - $85,470).

The Company has elected the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation", for United States GAAP purposes. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's loss and loss per share under United States GAAP would have been adjusted as follows:

--------------------------------------------------------------------------
                                          1999         1998        1997
                                            $           $           $
--------------------------------------------------------------------------

Loss - as reported                      1,895,013    1,958,008   3,354,661
Loss - stock option value adjusted      2,545,486    2,052,578   3,475,718
Loss per common share - as reported          0.50         1.15        2.79
Loss per common share - adjusted             0.61         1.21        2.89
--------------------------------------------------------------------------

================================================================================

The fair value of each option grant is estimated on the date of the grant using the following assumptions:

================================================================================
                                             1999        1998          1997
--------------------------------------------------------------------------------
Expected dividend yield                        0%          0%            0%
Expected stock price volatility               70%         70%           70%
Risk-free interest rate                      5.5%        5.5%          5.5%
Expected life of options                    1 yr.      2 yrs.         1 yr.
================================================================================

The weighted average fair value of the options granted is 1998 - $ and 1997 - $0.26 per option.

PEAKSOFT MULTINET CORPORATION

Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

(f)   Taxation:

For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes". FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates are recognized in income in the period that includes the enactment date.



The Company has deferred tax assets of approximately $5,000,000 (1998 - $3,000,000 and 1997 - $2,140,000 ) arising from losses carried forward (see note
15). The Company has provided a valuation allowance against the entire deferred tax asset amount as it is more likely than not that they will not be realized.



13.   Debt Settlement with Creditors:

During the year, management negotiated with trade and other creditors to realize a reduction of liabilities.



14.   Commitments:

The Company has entered into a one year operating lease for facilities expiring November 1999 for which the annual lease payments are USD $28,449. The lease is renewable on an annual basis.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

15.   Income taxes:

The Company has non-capital losses from foreign and Canadian operation available for offset against future taxable income totaling approximately USD $4,743,000 in the United States and CDN $4,281,000 in Canada.



16.   Comparative figures:

Certain of the comparative amounts have been reclassified to conform with the financial presentation adopted in the current year.



17.   Uncertainty due to the Year 2000 issue:

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

Company Information:


Corporate Headquarters

PeakSoft Multinet Corp.
1801 Roeder Ave., Suite 144
Bellingham, WA  98225
USA

Tel: (360)752-1100  Toll Free: (888)377-7325
Fax: (360)752-1110 / (360) 752-0086
http://www.peak.com
-------------------


Investor Relations

PeakSoft Multinet Corp.
(360) 752-1100
invest@peak.com
---------------


Stock Listing

PeakSoft Multinet Corp. common stock is traded on the Canadian Venture Exchange under symbol PKS.V and in the US on the OTC:BB under the symbol PEAMF.


Auditor

Gordon K. W. Gee, Chartered Accountant
488-625 Howe Street
Vancouver, BC V6C 2T6
Tel: (604) 689-8815   Fax: (604) 689-8838


Transfer Agent and Registrar

Montreal Trust, Calgary Alberta


Directors

Douglas Foster, Chairman of the Board
Colin Morse, Director
Peter Janssen, Director
Simon Arnison, Director


Management

Douglas Foster, Chief Executive Officer
Timothy Metz, Chief Operating Officer
Calvin Patterson, Corporate Counsel
Simon Arnison, Chief Technical Officer

ITEM 18 - Financial Statements See Item 17.


ITEM 19 - Financial Statements and Exhibits

(A)   Financial Statements

         Peaksoft Multinet Corp.

                Supplementary Data:  Quarterly Financial Data (unaudited)

                Report of Independent Auditors

                Comments by Auditor for US readers on Canadian - US reporting difference

                Consolidated Balance Sheets as of September 30, 1999 and 1998

                Consolidated Statements of Operations and Deficit for the Years Ended September 30, 1999, 1998 and 1997

                Consolidated Statement of Changes in Financial Position for the Years Ended September 30, 1999, 1998 and 1997

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

  *Exhibit 18 - Senior Promissory Note - June 10, 1998

  *Exhibit 19 - Guaranty of PeakSoft Corporation (USA) Inc. - June 1998

  *Exhibit 20 - Guaranty of PeakSoft Corporation (USA) Inc. and the
                Liverpool Limited Partnership - June 1998

   * AS PREVIOUSLY FILED IN OUR FORM 20-F/A FILED ON 090498.


 **Exhibit 21 - Demand Promissory Note - October 13, 1998


 **Exhibit 22 - Demand Promissory Note - October 13, 1998

 **Exhibit 23 - Demand Promissory Note - January 14, 1999


 **Exhibit 24 - Demand Promissory Note - January 14, 1999


 **Exhibit 25 - Demand Promissory Note - March 8, 1999

 **Exhibit 26 - Demand Promissory Note - March 8, 1999


** AS PREVIOUSLY FILED IN OUR FORM 20-F/A FILED ON March 30, 1999