Form 20-F/A
period 1999-09-30
PEAKSOFT MULTINET CORP
filed 2000-04-18
CIK 1058429

US SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F (Amendment No. 1)

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

PeakSoft Web Site

The Corporation has developed and maintains high profile website:
www.peak.com and at www.peaksoft.com. This site, complete with product and corporate information, is where visitors can see samples of PeakSofts products, read press releases and critical reviews.

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

As of April 11, 2000, 29.2 percent of the registered shares were held in the U.S.

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

SUMMARY OF OPERATIONS (unaudited)
Stated in Canadian Dollars

THREE MONTHS ENDED DECEMBER 31
                                            1999           1998
Sales                                  $    41,833        148,029
Net Earnings (Loss) from               $  (388,301)      (342,273)
  Continuing Operations
Earnings (Loss per Share)
  From Continuing Operations           $     (0.10)         (0.16)

SUMMARY OF BALANCE SHEET (unaudited)
Stated in Canadian Dollars

THREE MONTHS ENDED DECEMBER 31

                                            1999           1998
Working Capital*                        (2,586,606)    (1,120,315)
Total Assets                               163,674        535,656
Total Current Liabilities                2,687,259      1,273,707
Long Term Debt and
   Obligations Under Capital Leases              0         18,707
Shareholders Equity (Deficit)           (2,523,577)      (756,753)

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


SUMMARY OF OPERATIONS
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30

                                      1999          1998           1997         1996        1995
                                      ----          ----           ----         ----        ----
Sales                                 536,339     1,246,381      1,340,200      784,900     556,096
Net Earnings (Loss) from
  Continuing Operations            (1,895,013)   (2,780,307)    (4,091,490)    (927,480)    (55,794)
Earnings (Loss Per Share)
  from Continuing Operations           *(0.50)         (.22)          (.33)        (.11)       (.02)

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


Had the Companys consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (see Note 12 to the audited financial statements), selected consolidated financial information would have been as follows:

SUMMARY OF OPERATIONS
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30
                                      1999          1998           1997         1996        1995
                                      ----          ----           ----         ----        ----
Sales                                536,339      1,246,381      1,340,200      784,900     556,096
Net Earnings (Loss) from
  Continuing Operations           (1,895,013)    (1,958,178)    (3,354,661)  (2,577,078)     55,794
Earnings (Loss Per Share)
  from Continuing Operations           *(.65)          (.14)          (.35)        (.31)       (.02)

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

On August 19, 1999 the Company received a loan of US$75,000 from The Liverpool Limited Partnership. The loan bears 12% interst per annum and is in the form of a senior promissory note due August 31, 1999.

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


Compensation Summary

The table below sets forth information concerning the compensation of the Corporations Chief Executive Officer for the fiscal years ended September 30, 1999, 1998, 1997, 1996, 1995 and 1994.
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
================================================================================

Consolidated Statement of Operations and Deficit (unaudited)
December 31, 1999 and 1998
Three Months
--------------------------------------------------------------------------------
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

Statement of Changes in Financial Position (unaudited)
December 31, 1999 and 1998
--------------------------------------------------------------------------------
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


/s/ Gordon  K.W. Gee
-------------------------
Gordon K.W. Gee
Chartered Accountant
Vancouver, B.C., Canada
15 January 2000

PEAKSOFT MULTINET CORPORATION

Consolidated Balance Sheet (In Canadian dollars)
As at 30 September
===========================================================================
                                                   1999             1998
                                                     $                $
---------------------------------------------------------------------------
ASSETS
   Current Assets
     Cash                                             55,995         22,824
     Accounts receivable                              36,168         26,479
     Inventory                                             -         43,284
     Prepaids and deposits                            33,020         39,999
                                             ------------------------------
                                                     125,183        132,586

     Investment in InfoBuild (Note 2)                      -        284,000

     Capital assets (Note 3)                          71,100        105,947
---------------------------------------------------------------------------
                                                     196,283        522,533
===========================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

   Current liabilities:
     Accounts payable and accrued liabilities        782,972      1,034,312
     Interest payable on short-term debt              89,746              -
     Notes payable (Note 5)                        1,438,472              -
     Current portion of obligations under             18,471         29,665
          capital leases (Note 6)
                                             ------------------------------
                                                   2,329,661      1,063,977

     Obligations under capital leases (Note 6)         1,897         28,639
                                             ------------------------------
                                                   2,331,558      1,092,616
                                             ------------------------------
   Shareholders' Equity:
     Share capital (Note 7)                        8,955,445      6,555,704
     Other Paid in Capital                                 -      2,069,920
                                             ------------------------------
                                                   8,955,445      8,625,624

     Accumulated deficit                          11,090,720      9,195,707
                                             ------------------------------
                                                  (2,135,275)      (570,083)
---------------------------------------------------------------------------
                                                     196,283        522,533
===========================================================================
ON BEHALF OF THE BOARD:
                              /s/ Doug Foster               /s/ Pete Janssen
                           ------------------------       ------------------
                                Doug Foster                    Pete Janssen
                                  Director                       Director
                     -------------------------------------------------------
(See accompanying notes to the financial statements)

PEAKSOFT MULTINET CORPORATION

Consolidated Statement of Operations and Deficit (In Canadian dollars)
For the years ending 30 September


=====================================================================================
                                                 1999          1998          1997
                                                  $             $             $
      -------------------------------------------------------------------------------
Sales                                          536,339      1,246,381      1,340,200


Cost of goods sold                              12,943        233,763        448,537

                                    ------------------------------------------------
                                               523,396      1,012,618        891,663
                                    ------------------------------------------------
Operating Expenses:

       Amortization                             50,694        991,017      1,050,965
       General and administration            1,502,132      1,392,633      1,245,114
       Selling and marketing                   314,723        951,724      1,682,437
       Research and development                282,099        531,860        641,426
                                    ------------------------------------------------
                                             2,149,648      3,867,234      4,619,942

                                    ------------------------------------------------
Earnings (loss) before the undernoted       (1,626,252)    (2,854,616)    (3,728,279)


Debt settlement with creditors (Note 13)       131,463        259,618              -
Loss on inventory abandonment                  (42,234)             -              -
Interest on short-term debt                   (140,140)      (237,188)             -
Loss on sale of investment                    (217,850)             -              -
Gain on sale of subsidiary                           -         51,879              -
Loss on settlement of lawsuit                        -              -       (310,042)
Write-off assets                                     -              -        (53,169)
                                    -------------------------------------------------

Loss                                         1,895,013      2,780,307      4,091,490

Accumulated deficit, beginning of period     9,195,707      6,415,400      2,323,910
------------------------------------------------------------------------------------

Accumulated deficit, end of period          11,090,720      9,195,707      6,415,400
====================================================================================


PEAKSOFT MULTINET CORPORATION

Consolidated Statement of Changes in Financial Position (In Canadian dollars)
As at 30 September

===========================================================================================
                                                     1999          1998          1997
                                                       $             $             $
-------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):

Operations:

             Net earnings (loss)                    (1,895,013)   (2,780,307)   (4,091,490)
             Items not involving cash:
                  Amortization                          50,694       991,017     1,050,965
             Write-off of assets                                           -        53,169
             Loss on sale of investment                217,850

             Change in non-cash operating             (132,214)      181,719       253,980
                  working capital
                                             ---------------------------------------------
                                                    (1,758,683)   (1,607,571)   (2,733,376)
                                             ---------------------------------------------

Financing:

             Repayments of long-term debt           (1,179,805)   (1,380,991)      (21,273)
             Increase (decrease) in
                  obligation under capital leases            -       (12,288)       (1,661)
             Issuance of long-term debt                      -     1,896,161     1,554,750
             Increase (decrease) in
                  obligation to issue shares           (26,472)     (399,900)      (55,408)
             Issuance of share capital               2,948,098       776,249     2,380,551
                                             ---------------------------------------------
                                                     1,741,551       879,231     3,856,959
                                             ---------------------------------------------
Investments:

             Acquisition of investment                       -      (284,000)            -
             Proceeds of sale of investment             66,150
             Purchase of capital assets                (15,847)      (36,202)      (82,180)
                                             ---------------------------------------------
                                                        50,303      (320,202)      (82,180)
                                             ---------------------------------------------

Increase (decrease) in cash position                    33,171    (1,048,542)    1,041,403

Cash, beginning of period                               22,824     1,071,366        29,963
                                             ---------------------------------------------
Cash, end of period                                     55,995        22,824     1,071,366

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

Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

7.    Share Capital (continued):

(a)   Management, employees and directors' stock options:

At September 30, 1999, the Company had 379,492 management, employees and directors' options outstanding:

10,000  options expiring 16 June 2000, exercisable to acquire 10,000 shares at $1.80 each
20,000  options expiring 27 June 2000, exercisable to acquire 20,000 shares at $1.99 each.
31,697  options expiring 22 July 2000, exercisable to acquire 31,697 shares at $1.50 each.
135,000 options expiring 23 February 2001, exercisable to acquire 135,000 shares at $1.44 each.
99,795  options expiring 23 February 2001, exercisable to acquire 99,795 shares at $1.77 each.
73,000  options expiring 18 March 2001, exercisable to acquire 73,000 shares at $2.38 each.
10,000  options expiring 20 December 2001, exercisable to acquire 10,000 shares at $0.42 each.

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

The weighted average fair value of the options granted is 1998 - nil and 1997 - $0.26 per option.

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
USA

Tel: (360)752-1100  Toll Free: (888)377-7325
Fax: (360)752-1110 / (360) 752-0086
http://www.peak.com
-------------------

Investor Relations

PeakSoft Multinet Corp.
(360) 752-1100
invest@peak.com
---------------


Annual Meeting

The annual meeting of shareholders will be held at 10:00 am on June 28, 2000 at Suite 501, 675 West Hastings Street, Vancouver, British Columbia.


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


 **Exhibit 24 - Demand Promissory Note - January 14, 1999


 **Exhibit 25 - Demand Promissory Note - March 8, 1999

 **Exhibit 26 - Demand Promissory Note - March 8, 1999


** AS PREVIOUSLY FILED IN OUR FORM 20-F/A FILED ON March 30, 1999

Exhibit 27 - Demand Promissory Note - May 28, 1999


                                 PROMISSORY NOTE

U.S. $50,000                                                       May 28, 1999


      FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order of The Liverpool Limited Partnership, P.O. Box HM 1179, Hamilton, HM EX, Bermuda, upon the earlier of (i) June 11, 1999 or (ii) such time as Maker shall have raised US$50,000 in equity financing, the principal sum of Fifty Thousand United States Dollars (U.S. $50,000.00), with interest accrued thereon at the rate of 12% per annum.

      In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

      This note shall be secured by the assets of the Maker, pursuant to the Seventh Amendment to Security Agreement, dated as of the date hereof, by and between Holder, Maker and Westgate International, L.P. This Note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation (USA), Inc. and PeakSoft Multinet Corp. (USA).

      Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

      Maker hereby agrees and consents to the jurisdiction of the State and Federal courts sitting in the State of New York in any action or proceeding arising out of or connected in any way with this Note and consents and agrees that service of process in any such action or proceeding will be sufficient if mailed to the address provided above (or to such other address as Maker may hereafter designate to Holder by a writing delivered to Holder) by certified mail, return receipt requested, and further agrees to the invocation of said jurisdiction by service of process in any other manner authorized by law.

      All payments under this Note will be made without any deduction or withholding on account of any withholding tax unless deduction or withholding is required by applicable law, in which case Maker shall pay Holder such additional amount as is necessary to ensure that the net amount received by Holder of this Note shall equal the full amount it would have received had no such deduction or withholding been required.

      Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all the rights of Holder under this Note, the Sixth Amendment to Security Agreement and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

      Maker hereby waives presentment, trial by jury, notice of non-payment, protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.

                                    PEAKSOFT MULTINET CORP.

                                    By  /s/ Douglas Foster
                                    -----------------------
                                    Name: Douglas Foster
                                    Title: President

Exhibit 28 - Demand Promissory Note July 27, 1999

                                 PROMISSORY NOTE

U.S. $50,000                                                July 27, 1999

      FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order of Westgate International, LP c/o HSBC Financial Services (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies ("Holder"), upon the earlier of (i) August 31, 1999 or (ii) such time as Maker shall have raised US$100,000 in equity financing, the principal sum of Fifty Thousand United States Dollars (U.S. $50,000.00), with interest accrued thereon at the rate of 12% per annum.

      In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

      This note shall be secured by the assets of the Maker, pursuant to the Seventh Amendment to Security Agreement, dated as of the date hereof, by and between Holder, Maker and Westgate International, L.P. This Note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation (USA), Inc. and PeakSoft Multinet Corp. (USA).

      Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

      Maker hereby agrees and consents to the jurisdiction of the State and Federal courts sitting in the State of New York in any action or proceeding arising out of or connected in any way with this Note and consents and agrees that service of process in any such action or proceeding will be sufficient if mailed to the address provided above (or to such other address as Maker may hereafter designate to Holder by a writing delivered to Holder) by certified mail, return receipt requested, and further agrees to the invocation of said jurisdiction by service of process in any other manner authorized by law.

      All payments under this Note will be made without any deduction or withholding on account of any withholding tax unless deduction or withholding is required by applicable law, in which case Maker shall pay Holder such additional amount as is necessary to ensure that the net amount received by Holder o this Note shall equal the full amount it would have received had no such deduction or withholding been required.

      Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all the rights of Holder under this Note, the Sixth Amendment to Security Agreement and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.


      Maker hereby waives presentment, trial by jury, notice of non-payment, protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.

                                    PEAKSOFT MULTINET CORP.

                                    By  /s/ Douglas Foster
                                    -----------------------
                                    Name: Douglas Foster
                                    Title: President

Exhibit 29 - Demand Promissory Note August 6, 1999

                                 PROMISSORY NOTE

U.S. $50,000                                                August 6, 1999


      FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order of Westgate International, LP c/o HSBC Financial Services (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies ("Holder"), upon the earlier of (i) August 31, 1999 or (ii) such time as Maker shall have raised US$150,000 in equity financing, the principal sum of Fifty Thousand United States Dollars (U.S. $50,000.00), with interest accrued thereon at the rate of 12% per annum.

      In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

      This note shall be secured by the assets of the Maker, pursuant to the Seventh Amendment to Security Agreement, dated as of the date hereof, by and between Holder, Maker and Westgate International, L.P. This Note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation (USA), Inc. and PeakSoft Multinet Corp. (USA).

      Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

      Maker hereby agrees and consents to the jurisdiction of the State and Federal courts sitting in the State of New York in any action or proceeding arising out of or connected in any way with this Note and consents and agrees that service of process in any such action or proceeding will be sufficient if mailed to the address provided above (or to such other address as Maker may hereafter designate to Holder by a writing delivered to Holder) by certified mail, return receipt requested, and further agrees to the invocation of said jurisdiction by service of process in any other manner authorized by law.

      All payments under this Note will be made without any deduction or withholding on account of any withholding tax unless deduction or withholding is required by applicable law, in which case Maker shall pay Holder such additional amount as is necessary to ensure that the net amount received by Holder o this Note shall equal the full amount it would have received had no such deduction or withholding been required.

      Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all the rights of Holder under this Note, the Sixth Amendment to Security Agreement and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

      Maker hereby waives presentment, trial by jury, notice of non-payment, protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.

                                    PEAKSOFT MULTINET CORP.

                                    By  /s/ Douglas Foster
                                    -----------------------
                                    Name: Douglas Foster
                                    Title: President

Exhibit 30 - Demand Promissory Note August 19, 1999

                                 PROMISSORY NOTE

U.S. $75,000                                                August 19, 1999


      FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order of The Liverpool Limited Partnership, c/o A.S. & K. Services Ltd. P.O. Box HM 1179, Hamilton, HM EX, Bermuda, upon the earlier of (i) August 31, 1999 or
(ii) such time as Maker shall have raised US$225,000 in equity financing, the principal sum of Seventy Five Thousand United States Dollars (U.S. $75,000.00), with interest accrued thereon at the rate of 12% per annum.

      In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

      This note shall be secured by the assets of the Maker, pursuant to the Seventh Amendment to Security Agreement, dated as of the date hereof, by and between Holder, Maker and Westgate International, L.P. This Note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation (USA), Inc. and PeakSoft Multinet Corp. (USA).

      Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

      Maker hereby agrees and consents to the jurisdiction of the State and Federal courts sitting in the State of New York in any action or proceeding arising out of or connected in any way with this Note and consents and agrees that service of process in any such action or proceeding will be sufficient if mailed to the address provided above (or to such other address as Maker may hereafter designate to Holder by a writing delivered to Holder) by certified mail, return receipt requested, and further agrees to the invocation of said jurisdiction by service of process in any other manner authorized by law.

      All payments under this Note will be made without any deduction or withholding on account of any withholding tax unless deduction or withholding is required by applicable law, in which case Maker shall pay Holder such additional amount as is necessary to ensure that the net amount received by Holder o this Note shall equal the full amount it would have received had no such deduction or withholding been required.

      Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all the rights of Holder under this Note, the Sixth Amendment to Security Agreement and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

      Maker hereby waives presentment, trial by jury, notice of non-payment, protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.

                                    PEAKSOFT MULTINET CORP.

                                    By  /s/ Douglas Foster
                                    -----------------------
                                    Name: Douglas Foster
                                    Title: President

Exhibit 31 - Demand Promissory Note September 29, 1999

                                 PROMISSORY NOTE

U.S. $50,000                                                September 29, 1999


      FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order of Westgate International, LP, c/o HSBC Financial Services (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies ("Holder"), in lawful money of the United States, the principal sum of Fifty Thousand Dollars (US $50,000) on October 14, 1999 with interest accrued thereon at the rate of 12% per annum.

      In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

      This note shall be secured by the assets of the Maker, pursuant to the Seventh Amendment to Security Agreement, dated as of the date hereof, by and between Holder, Maker and Westgate International, L.P. This Note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation (USA), Inc. and PeakSoft Multinet Corp. (USA).

      Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

      Maker hereby agrees and consents to the jurisdiction of the State and Federal courts sitting in the State of New York in any action or proceeding arising out of or connected in any way with this Note and consents and agrees that service of process in any such action or proceeding will be sufficient if mailed to the address provided above (or to such other address as Maker may hereafter designate to Holder by a writing delivered to Holder) by certified mail, return receipt requested, and further agrees to the invocation of said jurisdiction by service of process in any other manner authorized by law.

      All payments under this Note will be made without any deduction or withholding on account of any withholding tax unless deduction or withholding is required by applicable law, in which case Maker shall pay Holder such additional amount as is necessary to ensure that the net amount received by Holder o this Note shall equal the full amount it would have received had no such deduction or withholding been required.

      Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all the rights of Holder under this Note, the Sixth Amendment to Security Agreement and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

      Maker hereby waives presentment, trial by jury, notice of non-payment, protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.

                                    PEAKSOFT MULTINET CORP.

                                    By  /s/ Tim Metz
                                    -----------------------
                                    Name: Timothy Metz
                                    Title: Chief Operating Officer

Exhibit 32 - Demand Promissory Note October 14, 1999

                                 PROMISSORY NOTE

U.S. $100,000                                               October 14, 1999


      FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order The Liverpool Limited Partnership, P.O. Box HM 1179, Hamilton EX, Bermuda ("Holder"), on October 31, 1999, the principal sum of One Hundred Thousand United States Dollars (U.S. $100,000.00) with interest accrued thereon at the rate of 12% per annum.

      In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

      This note shall be secured by the assets of the Maker, pursuant to the Seventh Amendment to Security Agreement, dated as of the date hereof, by and between Holder, Maker and Westgate International, L.P. This Note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation (USA), Inc. and PeakSoft Multinet Corp. (USA).

      Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

      Maker hereby agrees and consents to the jurisdiction of the State and Federal courts sitting in the State of New York in any action or proceeding arising out of or connected in any way with this Note and consents and agrees that service of process in any such action or proceeding will be sufficient if mailed to the address provided above (or to such other address as Maker may hereafter designate to Holder by a writing delivered to Holder) by certified mail, return receipt requested, and further agrees to the invocation of said jurisdiction by service of process in any other manner authorized by law.

      All payments under this Note will be made without any deduction or withholding on account of any withholding tax unless deduction or withholding is required by applicable law, in which case Maker shall pay Holder such additional amount as is necessary to ensure that the net amount received by Holder o this Note shall equal the full amount it would have received had no such deduction or withholding been required.

      Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all the rights of Holder under this Note, the Sixth Amendment to Security Agreement and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

      Maker hereby waives presentment, trial by jury, notice of non-payment, protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.

                                    PEAKSOFT MULTINET CORP.

                                    By  /s/ Tim Metz
                                    -----------------------
                                    Name: Timothy Metz
                                    Title: Chief Operating Officer

Exhibit 33 - Demand Promissory Note October 29, 1999

                                 PROMISSORY NOTE

U.S. $75,000                                                October 29, 1999


      FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order Westgate International, LP, c/o HSBC Financial Services (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies ("Holder"), on November 15, 1999, the principal sum of Seventy Five Thousand United States Dollars (U.S. $75,000.00), with interest accrued thereon at the rate of 12% per annum.

      In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

      This note shall be secured by the assets of the Maker, pursuant to the Seventh Amendment to Security Agreement, dated as of the date hereof, by and between Holder, Maker and Westgate International, L.P. This Note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation (USA), Inc. and PeakSoft Multinet Corp. (USA).

      Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

      Maker hereby agrees and consents to the jurisdiction of the State and Federal courts sitting in the State of New York in any action or proceeding arising out of or connected in any way with this Note and consents and agrees that service of process in any such action or proceeding will be sufficient if mailed to the address provided above (or to such other address as Maker may hereafter designate to Holder by a writing delivered to Holder) by certified mail, return receipt requested, and further agrees to the invocation of said jurisdiction by service of process in any other manner authorized by law.

      All payments under this Note will be made without any deduction or withholding on account of any withholding tax unless deduction or withholding is required by applicable law, in which case Maker shall pay Holder such additional amount as is necessary to ensure that the net amount received by Holder o this Note shall equal the full amount it would have received had no such deduction or withholding been required.

      Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all the rights of Holder under this Note, the Sixth Amendment to Security Agreement and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

      Maker hereby waives presentment, trial by jury, notice of non-payment, protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.

                                    PEAKSOFT MULTINET CORP.

                                    By  /s/ Tim Metz
                                    -----------------------
                                    Name: Timothy Metz
                                    Title: Chief Operating Officer

Exhibit 34 - Demand Promissory Note November 30, 1999

                                 PROMISSORY NOTE

U.S. $75,000                                                November 30, 1999


      FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order The Liverpool Limited Partnership, P.O. Box HM 1179, Hamilton, HM EX, Bermuda ("Holder"), on December 15, 1999, the principal sum of Seventy Five Thousand United States Dollars (U.S. $75,000.00), with interest accrued thereon at the rate of 12% per annum.

      In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

      This note shall be secured by the assets of the Maker, pursuant to the Seventh Amendment to Security Agreement, dated as of the date hereof, by and between Holder, Maker and Westgate International, L.P. This Note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation (USA), Inc. and PeakSoft Multinet Corp. (USA).

      Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

      Maker hereby agrees and consents to the jurisdiction of the State and Federal courts sitting in the State of New York in any action or proceeding arising out of or connected in any way with this Note and consents and agrees that service of process in any such action or proceeding will be sufficient if mailed to the address provided above (or to such other address as Maker may hereafter designate to Holder by a writing delivered to Holder) by certified mail, return receipt requested, and further agrees to the invocation of said jurisdiction by service of process in any other manner authorized by law.

      All payments under this Note will be made without any deduction or withholding on account of any withholding tax unless deduction or withholding is required by applicable law, in which case Maker shall pay Holder such additional amount as is necessary to ensure that the net amount received by Holder o this Note shall equal the full amount it would have received had no such deduction or withholding been required.

      Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all the rights of Holder under this Note, the Sixth Amendment to Security Agreement and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

      Maker hereby waives presentment, trial by jury, notice of non-payment, protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.

                                    PEAKSOFT MULTINET CORP.

                                    By  /s/ Tim Metz
                                    -----------------------
                                    Name: Timothy Metz
                                    Title: Chief Operating Officer

Exhibit 35 - Demand Promissory Note December 16, 1999

                                 PROMISSORY NOTE

U.S. $100,000                                               December 16, 1999


      FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order Westgate International, LP, c/o HSBC Financial Services (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman Islands, British West Indies ("Holder"), on January 15, 2000, the principal sum of One Hundred Thousand United States Dollars (U.S. $100,000.00), with interest accrued thereon at the rate of 12% per annum.

      In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

      This note shall be secured by the assets of the Maker, pursuant to the Seventh Amendment to Security Agreement, dated as of the date hereof, by and between Holder, Maker and Westgate International, L.P. This Note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation (USA), Inc. and PeakSoft Multinet Corp. (USA).

      Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

      Maker hereby agrees and consents to the jurisdiction of the State and Federal courts sitting in the State of New York in any action or proceeding arising out of or connected in any way with this Note and consents and agrees that service of process in any such action or proceeding will be sufficient if mailed to the address provided above (or to such other address as Maker may hereafter designate to Holder by a writing delivered to Holder) by certified mail, return receipt requested, and further agrees to the invocation of said jurisdiction by service of process in any other manner authorized by law.

      All payments under this Note will be made without any deduction or withholding on account of any withholding tax unless deduction or withholding is required by applicable law, in which case Maker shall pay Holder such additional amount as is necessary to ensure that the net amount received by Holder o this Note shall equal the full amount it would have received had no such deduction or withholding been required.

      Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all the rights of Holder under this Note, the Sixth Amendment to Security Agreement and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

      Maker hereby waives presentment, trial by jury, notice of non-payment, protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.

                                    PEAKSOFT MULTINET CORP.

                                    By  /s/ Tim Metz
                                    -----------------------
                                    Name: Timothy Metz
                                    Title: Chief Operating Officer

Exhibit 36 - Demand Promissory Note January 13, 2000

                                 PROMISSORY NOTE

U.S. $100,000                                               January 13, 2000


      FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order The Liverpool Limited Partnership, P.O. Box HM 1179, Hamilton, HM EX, Bermuda ("Holder"), on January 24, 2000, the principal sum of One Hundred Thousand United States Dollars (U.S. $100,000.00), with interest accrued thereon at the rate of 12% per annum.

      In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

      This note shall be secured by the assets of the Maker, pursuant to the Seventh Amendment to Security Agreement, dated as of the date hereof, by and between Holder, Maker and Westgate International, L.P. This Note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation (USA), Inc. and PeakSoft Multinet Corp. (USA).

      Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

      Maker hereby agrees and consents to the jurisdiction of the State and Federal courts sitting in the State of New York in any action or proceeding arising out of or connected in any way with this Note and consents and agrees that service of process in any such action or proceeding will be sufficient if mailed to the address provided above (or to such other address as Maker may hereafter designate to Holder by a writing delivered to Holder) by certified mail, return receipt requested, and further agrees to the invocation of said jurisdiction by service of process in any other manner authorized by law.

      All payments under this Note will be made without any deduction or withholding on account of any withholding tax unless deduction or withholding is required by applicable law, in which case Maker shall pay Holder such additional amount as is necessary to ensure that the net amount received by Holder o this Note shall equal the full amount it would have received had no such deduction or withholding been required.

      Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all the rights of Holder under this Note, the Sixth Amendment to Security Agreement and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

      Maker hereby waives presentment, trial by jury, notice of non-payment, protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.

                                    PEAKSOFT MULTINET CORP.

                                    By  /s/ Tim Metz
                                    -----------------------
                                    Name: Timothy Metz
                                    Title: Chief Operating Officer

Exhibit 37 - Demand Promissory Note February 9, 2000

Promissory Note


February 9, 2000
$100,000.00 Bellingham, Washington

            1. FOR VALUE RECEIVED, the undersigned, PeakSoft MultiNet Corp., a corporation organized under the laws of Alberta, Canada, with an office for the conduct of its business at 1801 Roeder Avenue, Suite 144, Harbor Center Building, Bellingham, Washington 98225 (the "Maker"), hereby promises to pay to the order of IncuLab.com, Inc., a Delaware corporation with an office for the conduct of its business at 40 Wall Street, 59th Floor, New York, New York 10005 (the "Holder"), on demand at any time after April 1, 2000, in such coin or currency of the United States of America as shall be legal tender at the time of payment, the principal sum of One Hundred Thousand Dollars ($100,000.00) (the "Principal Amount"), without interest.

            2. Upon the occurrence of any of the following events of default:

1. Maker defaults in the payment of Principal Amount of this Promissory Note, when and as the same shall become due and payable whether by acceleration thereof or otherwise and such default shall not be remedied within five (5) days after written notice of such default has been given to Maker by Holder;

1. Maker defaults in the performance or observance of any of the covenants and agreements contained in the Share Transfer and Purchase Agreement between, among others, Maker and Holder for ten (10) days after written notice of such default has been given to Maker by Holder; or

1. Maker makes an assignment for the benefit of creditors or admits in writing Maker's inability to pay Maker's debts generally as they become due; or Maker files any petition for relief under the federal Bankruptcy Code or any similar Canadian statute; or any order, judgment or decree is entered adjudicating Maker bankrupt or insolvent;

then, and at any time thereafter, Holder may, by written notice to Maker, declare this Note to be forthwith due and payable, whereupon this Note shall become forthwith due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding; however, if any event described in clause (iii) shall occur, this Note shall thereupon become forthwith immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding.

            3. The indebtedness evidenced by this Note may be prepaid without premium or penalty in whole or in part at any time and from time to time.

            4. The indebtedness evidenced by this Note shall be deemed to be paid in full upon the issuance, at any point on or before the 31st day of March, 2000, of the private placement of the Maker's shares with the Holder which is currently pending for approval before the Canadian Venture Exchange.

            5. The terms and conditions of this Note shall be governed by, and construed and interpreted in accordance with the laws of the State of New York (other than choice of law principles thereof).

            6. Any waiver of any term or condition or any amendment of, or supplementation to, this Note shall be effective only if in writing. A waiver of any breach or failure to enforce any of the terms or conditions of this Note shall not in any way affect, limit or waive a party's rights hereunder at any time to enforce strict compliance thereafter with every term or condition of this Note.

            7. In the event that any one or more of the provisions of this Note shall be determined to be invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provisions in any other respect and the remaining provisions of this Note shall not, at the election of the party for whose benefit the provision exists, be in any way impaired.

            8. The rights, powers and remedies provided herein are cumulative and not exclusive of any right, power or remedy provided by law or equity. No failure or delay on the part of Holder in exercising any right, power or remedy may be, or may be deemed to be, a waiver thereof; nor may any single or partial exercise of any right, power or remedy preclude any other or further exercise of any other right, power or remedy.

            9. Maker shall pay on demand all costs and expenses (including without limitation reasonable legal fees) incurred by Holder in connection with the enforcement of this Note.

            10. Holder may, without prior or subsequent notice to Maker, negotiate or assign all or part of its rights under this Note to any other person, and any holder or assignee (or further holder or assignee) may further negotiate or assign such rights to any other person.

            IN WITNESS WHEREOF, this Note has been executed and delivered on the date first above written.

                                    PEAKSOFT MULTINET CORP.
                                    by its authorized signatory

                                    ---------------------------
                                          Name:
                                          Title:

Witness:

------------------------------

Acknowledgment


STATE OF WASHINGTON     )
                        )  ss
COUNTY OF WHATCOM       )

            On the _____ day of _______________, 19__, before me personally came _______________, to me known to be the individual described in and who executed the foregoing instrument, and acknowledged that (s)he executed same.

            IN WITNESS WHEREOF, the undersigned has executed this acknowledgment as of the _____ day of _______________, 1994.

                                    ------------------------------
                                          Notary Public

Exhibit 38 - Demand Promissory Note March 30, 2000

                                 Promissory Note


                                                               March 30, 2000
$95,000.00  Bellingham, Washington

            1. FOR VALUE RECEIVED, the undersigned, PeakSoft MultiNet Corp., a corporation organized under the laws of Alberta, Canada, with an office for the conduct of its business at 1801 Roeder Avenue, Suite 144, Harbor Center Building, Bellingham, Washington 98225 (the "Maker"), hereby promises to pay to the order of Burlington Capital Markets Inc., which maintains an office for the conduct of its business at 40 Wall Street, 59th Floor, New York, New York 10005 (the "Holder"), on demand at any time after July 1, 2000, in such coin or currency of the United States of America as shall be legal tender at the time of payment, the principal sum of ($95,000.00) (the "Principal Amount"), without interest.

            2.  Upon the occurrence of any of the following events of default:

1.                    Maker defaults in the payment of Principal Amount of this
                  Promissory Note, when and as the same shall become due and payable whether by acceleration thereof or otherwise and such default shall not be remedied within five (5) days after written notice of such default has been given to Maker by Holder;

1.                    Maker defaults in the performance or observance of any of
                  the covenants and agreements contained in the Share Transfer and Purchase Agreement between, among others, Maker and Holder for ten (10) days after written notice of such default has been given to Maker by Holder; or

1.                    Maker makes an assignment for the benefit of creditors or
                  admits in writing Maker's inability to pay Maker's debts generally as they become due; or Maker files any petition for relief under the federal Bankruptcy Code or any similar Canadian statute; or any order, judgment or decree is entered adjudicating Maker bankrupt or insolvent;

then, and at any time thereafter, Holder may, by written notice to Maker, declare this Note to be forthwith due and payable, whereupon this Note shall become forthwith due and payable, both as to Principal Amount without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding; however, if any event described in clause (iii) shall occur, this Note shall thereupon become forthwith immediately due and payable, both as to Principal Amount, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding. 3. The indebtedness evidenced by this Note may be prepaid without premium or penalty in whole or in part at any time and from time to time.

            4. The indebtedness evidenced by this Note shall be deemed to be paid in full upon the issuance, at any point on or before the 30th day of June 2000, of the private placement of the Maker's shares with the Holder which is currently pending for approval before the Canadian Venture Exchange.

            5. The terms and conditions of this Note shall be governed by, and construed and interpreted in accordance with the laws of the State of New York (other than choice of law principles thereof).

            6. Any waiver of any term or condition or any amendment of, or supplementation to, this Note shall be effective only if in writing. A waiver of any breach or failure to enforce any of the terms or conditions of this Note shall not in any way affect, limit or waive a party's rights hereunder at any time to enforce strict compliance thereafter with every term or condition of this Note.

            7. In the event that any one or more of the provisions of this Note shall be determined to be invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provisions in any other respect and the remaining provisions of this Note shall not, at the election of the party for whose benefit the provision exists, be in any way impaired.

            8. The rights, powers and remedies provided herein are cumulative and not exclusive of any right, power or remedy provided by law or equity. No failure or delay on the part of Holder in exercising any right, power or remedy may be, or may be deemed to be, a waiver thereof; nor may any single or partial exercise of any right, power or remedy preclude any other or further exercise of any other right, power or remedy.

            9. Maker shall pay on demand all costs and expenses (including without limitation reasonable legal fees) incurred by Holder in connection with the enforcement of this Note.

            10. Holder may, without prior or subsequent notice to Maker, negotiate or assign all or part of its rights under this Note to any other person, and any holder or assignee (or further holder or assignee) may further negotiate or assign such rights to any other person.






            IN WITNESS WHEREOF, this Note has been executed and delivered on the date first above written.

                                    PEAKSOFT MULTINET CORP.
                                    by its authorized signatory

                                    ---------------------------
                                          Name:
                                          Title:

Witness:


------------------------------




                                 Acknowledgment
                                 --------------


STATE OF WASHINGTON     )
                        )  ss
COUNTY OF WHATCOM       )

            On the _____ day of _______________, 19__, before me personally came _______________, to me known to be the individual described in and who executed the foregoing instrument, and acknowledged that (s)he executed same.

            IN WITNESS WHEREOF, the undersigned has executed this acknowledgment as of the _____ day of _______________, 1994.


                                    ------------------------------
                                          Notary Public

Exhibit 39 - Demand Promissory Note March 31, 2000

                                 PROMISSORY NOTE

U.S. $95,000                                                March 31, 2000


      FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order The Liverpool Limited Partnership, P.O. Box HM 1179, Hamilton, HM EX, Bermuda ("Holder"), on April 14, 2000, the principal sum of Ninety Five Thousand United States Dollars (U.S. $95,000.00), with interest accrued thereon at the rate of 12% per annum.

      In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

      This note shall be secured by the assets of the Maker, pursuant to the Seventh Amendment to Security Agreement, dated as of the date hereof, by and between Holder, Maker and Westgate International, L.P. This Note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation (USA), Inc. and PeakSoft Multinet Corp. (USA).

      Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

      Maker hereby agrees and consents to the jurisdiction of the State and Federal courts sitting in the State of New York in any action or proceeding arising out of or connected in any way with this Note and consents and agrees that service of process in any such action or proceeding will be sufficient if mailed to the address provided above (or to such other address as Maker may hereafter designate to Holder by a writing delivered to Holder) by certified mail, return receipt requested, and further agrees to the invocation of said jurisdiction by service of process in any other manner authorized by law.

      All payments under this Note will be made without any deduction or withholding on account of any withholding tax unless deduction or withholding is required by applicable law, in which case Maker shall pay Holder such additional amount as is necessary to ensure that the net amount received by Holder o this Note shall equal the full amount it would have received had no such deduction or withholding been required.

      Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all the rights of Holder under this Note, the Sixth Amendment to Security Agreement and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

      Maker hereby waives presentment, trial by jury, notice of non-payment, protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.

                                    PEAKSOFT MULTINET CORP.

                                    By  /s/ Tim Metz
                                    -----------------------
                                    Name: Timothy Metz
                                    Title: Chief Operating Officer