Form 20-F
period 2000-09-30
PEAKSOFT MULTINET CORP
filed 2001-04-05
CIK 1058429

US SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
    THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 For the fiscal year ended September 30, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

PeakSoft Multinet Corp.
AJAX, ONTARIO, CANADA
VANCOUVER, BRITISH COLUMBIA, CANADA
CALGARY, ALBERTA, CANADA
114 W. Magnolia Street, Suite 447, Bellingham, Washington 98225 USA

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

Title of each class: Common Shares

Name of each exchange on which registered:  Alberta Stock Exchange, OTC BB

Securities registered or to be registered pursuant to Section 12 (g) of the
Act:  Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers classes of capital or common stock as of the close of the period covered by the annual report: 3,837,453 Common Shares

Indicate the check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Page 0 of 34 file such reports) and (2) has been subject to such filing requirement for the past 90 days. [X] Yes [] No

Indicate by check mark which financial statement item the Registrant has elected to follow.
[X] Item 17  [ ] Item 18

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

BUSINESS OF THE CORPORATION

Overview

2000 was a year of change for PeakSoft. During the year, the Company directed significant resources towards the development and sale of Peak.com Inc., its online small business community portal located at http://www.peak.com. PeakSoft developed a plan to "facilitate the formation, growth, and prosperity of small businesses globally through leading internet communications solutions which empower small businesses to compile knowledge and to develop e-commerce and other commercial relationships."

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

These strategies included: 1) Sales through traditional distributors into major retail locations across North America, 2) Bundling of the products with other complimentary applications, 3) Offering trials of the products through compatible distribution partnerships such as modems and other computer devices,
4) Creating a presence on the WWW for the offer to try or to purchase the products, 5) Establishing International sales relationships, 6) Through http://www.peak.com, the Company will provide products, services, information, and forums (to name a few of our offerings) to the Small Business Community to assist its members in the task of achieving profitability and prosperity. Peak.com plans to drive revenues initially from several diverse sources: revenue sharing, business-to-business (B2B) e-commerce, and advertising, 7) The sale of Peak.com Inc. and the acquisition of new business opportunities for the Company.

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

The company plans to release new applications focused on solving specific industry problems and allowing them to gain maximum value from the Internet. While there is no guarantee that these applications will be accepted, the company sees an opportunity to increase its product pricing and specialize its products for specific industries and tasks. Seek new business opportunities through merger and acquisition.

Management, Staff and Facilities

PeakSoft has 9 employees who work primarily from its leased office space in Bellingham, Washington. Certain members of management also work from home offices in the Vancouver area of British Columbia (see The Corporation). The Corporations Bellingham facilities are used for its customer service, accounting, legal, marketing and product quality assurance functions. Tim Metz replaced Doug Foster as President/CEO after Mr. Foster resigned in April. 7 of the employs were transferred to Peak.com Inc. in July leaving 2 senior staff at the Company

PeakSofts programmers work both from the Bellingham office and from home offices. The Corporation had at one time a British Columbia office, but this was closed in March 1997.

Senior management of Peak possesses a strong industry background in business management, finance, technology, sales and marketing. Peaks Board of Directors provides a breadth of public company, software industry and corporate finance experience. The organization and duties of the Corporations management are as follows:

President & C.E.O. - Tim Metz

Overall responsibility for the operations, planning and execution of the Corporations business with marketing being his primary focus. Mr. Metz reports to the Board of Directors.

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

The Internet has yet to deliver on the promise that has captivated the computer world. Using the Internet is often inefficient, time-consuming and frequently frustrating. Exponential growth of both users and Web sites compound the organization and retrieval issues. Business users spend more time looking for information than analyzing it. . . a phenomenon recognized by developers of a new category of information technology called knowledge management.

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

PeakSoft has recognized these problems, and has released Peak Net.Jet (now known as PeakJet), PeakJet 2000, has announced LawTrack and Realty Tracer (Company's first 2 knowledge management solutions)and is developing other products to address aspects of the Internet opportunity.

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

Standard Internet browsing tools lack powerful organization and presentation features that are essential for today's realtors that strive to be competitive in an increasingly `wired' market RealtyTracer enables real-estate professionals to quickly and efficiently utilize Web-based resources, including multiple-listing data, internal agency information and specially, pre-loaded real estate-specific Web sites.

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

RESEARCH AND DEVELOPMENT

As of September 30, 2000 the Company had no hardware and software engineers employed full time in research and development. This function was contracted out.

Research, development and associated expenses were CDN$105,095 for fiscal 2000, CDN$282,099 for fiscal 99, CDN$531,860 for fiscal 98, CDN$641,426 for fiscal 97, CDN$321,740 for fiscal 96, and CDN$31,871 for fiscal 1995.

RISK FACTORS

The purchase of Common Shares of the Corporation must be considered highly speculative due to the nature of the Corporations business, its relatively early stage of development and the intensely competitive, rapidly changing nature of the Internet industry which has a number of participants which possess greater resources than the Corporation.

The Corporation is a development stage company, which has not yet achieved profitability. Its accumulated deficit, in accordance with generally accepted accounting principles in Canada, as of September 30, 2000 was CDN$12,934,926. There can be no assurance that the Corporation will be able to achieve or sustain profitable operations. The Corporation expects to continue to incur significant operating losses as it continues to devote significant financial resources to the commercialization of its products, the expansion of the Corporations operations and product development activities. There can be no assurance that the Corporation will successfully commercialize such products and reach break-even or profitability in the near future, or ever. Due to extensive development costs and marketing expenses for its proprietary products, there was a loss incurred for the fiscal year ended September 30, 2000 of CDN$1,844,206. As a result of the foregoing, investors could lose their entire investment in the Corporation.

While the Corporation has established sales revenues they should be considered early stage. In September of 1997, the Corporation concluded a US$1.125 million financing, a financing which was augmented by a second advance of US$140,000, during the third week of March 1998. In February 1999, a debt conversion occurred which eliminated approximately 93% of the Company's long term debt. The Company received CDN $1,473,110 in additional working capital during the year in the form of short term notes. The Company received CDN$63,813 shares from the exercise of stock options. The Company also received an additional US$198,562 in operating capital subsequent to the year end. The Corporations future capital requirements will depend on many factors, including the amount and the timing of future revenues and continued progress in its research and development. There can be no assurance that any necessary additional financing will be available when required by the Corporation for product commercialization on acceptable terms or at all. If adequate funds are not available, the Corporation may be required to change, delay, reduce or eliminate its planned product commercialization strategy or take other actions to raise funds, which could have a materially adverse effect on the Corporations business, the results of its operations, and hence its financial condition. To date, the Corporation has relied on sales of its equity capital for the largest measure of its financing, and is likely to remain reliant thereon in the near term. To the extent further equity financings are available, they may result in substantial dilution to existing shareholders.

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

Existing external financing remains in place and has been increased. Management is also seeking some additional external financing. The Company has obtained financing aggregating to US$198,562 since September 30, 2000, and is attempting to raise further financing at this time. Accordingly, the Company has concluded that the going-concern assumption is appropriate.

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

The Corporation is dependent upon the management and leadership skills of Mr. Tim Metz and its existing management. The Corporation is party to material contracts of employment with Mr. Metz and key members of current management. There is intense competition for qualified personnel in the software industry, and the loss of key personnel or an inability to attract, retain and motivate key personnel could adversely affect the Corporations business. There is no assurance that the Corporation will be able to retain its existing senior management personnel or to attract additional qualified personnel.

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

ITEM 2 - DESCRIPTION OF PROPERTY

The executive offices and support facilities of PeakSoft USA, which are located at 114 W. Magnolia Street, Suite 447, Bellingham, Washington, USA. These offices were leased, effective July 15, 2000, for a term of 6 months renewable at an annual lease rate of US$11,400.

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

In the spring of 1997, the Corporation received a series of bills totaling CDN$71,884.60 from its then general and securities counsel, the law firm of Bennett Jones Verchere, now known simply as Bennett Jones in Calgary, Alberta, for legal services allegedly performed during the years 1995 and 1996. Following a proceeding before a taxation officer of the court of Queen's Bench in Calgary, the Corporation entered into an agreement to pay to Bennett Jones the sum of CDN $105,588.65 at the rate of CDN $5,000 per month with the balance then outstanding to be paid on June 20, 1999. This was paid in full.

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

Title of Class    Identity of Person or Group    Amount Owned  Percent of Class
--------------    ---------------------------    ------------  ---------------
Common Stock      D. Foster  (Director/Officer)   190,743  **        .051
Common Stock      Colin Morse (Director)           32,093            .008
Common Stock      Peter Janssen (Director)          6,469            .002
Common Stock      T.W.  Metz  (Officer)             8,679            .002

Common Shares     All Directors/Officers          237,984           6.26
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

ITEM 5 - NATURE OF TRADING MARKET

TRADING HISTORY OF COMMON SHARES

The Common Shares of PeakSoft are listed and posted for trading on The Alberta Stock Exchange under the trading symbol PKT.A. The following table sets forth the reported high and low sale prices and volume of trading of the Common Shares as reported by The Alberta Stock Exchange for the periods indicated:

1996                     Price Range            Trading Volume
------                 High $      Low $        --------------
                      ------      -----
First Quarter          1.55        0.45            2,885,900
Second Quarter         1.85        1.20            1,615,806
Third Quarter          1.45        0.50            2,211,441
Fourth Quarter         1.60        0.60            3,659,653

1997
------
First Quarter          1.30        0.80            2,598,231
Second Quarter         1.18        0.57            1,714,955
Third Quarter          0.93        0.40            2,048,481
Fourth Quarter         0.90        0.40            1,160,214

1998
------
First Quarter          0.61        0.50            1,676,102
Second Quarter         0.60        0.20            1,842,227
Third Quarter          0.42        0.27            1,482,296
Fourth Quarter         0.30        0.11            1,133,505

1999
------
First Quarter          0.50        0.05            3,627,596
Second Quarter         3.85        0.90              914,746
Third Quarter          3.25        1.40              173,833
Fourth Quarter         1.65        0.66              381,111

2000
------
First Quarter          0.91        0.35              306,019
Second Quarter         2.49        0.38              190,936
Third Quarter          1.42        0.57               35,906
Fourth Quarter         0.56        0.35               35,167

The closing price of the Common Shares of PeakSoft on the Alberta Stock Exchange on April 4, 2000 was CDN$0.12.

As of April 4, 2000, 29.2 percent of the registered shares were held in the U.S.

ESCROW

Pursuant to an agreement dated July 12, 1995 among the Corporation, Montreal Trust Company of Canada, Foster Murphy & Sons Holding Co. Ltd., McGillicutty Management Corp. - and - Eric Simonson and Kathy Simonson, (the Original Escrow Agreement), an aggregate of 2,461,523 Common Shares owned by these shareholders were placed in escrow with Montreal Trust Company of Canada. The Original Escrow Agreement provides that the shares held in escrow are released as to 10 percent immediately after the expiry of nine months from the date of the final receipt of the initial exchange offering prospectus of the Corporation (July 12, 1995), as to 20 percent at the end of each of the first, second and third anniversaries from the date of the initial release of escrowed Common Shares and 30 percent at the end of the fourth anniversary from the date of the initial release of escrowed Common Shares. All Common Shares has been released from escrow under the Original Escrow Agreement.

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

ITEM 8 - SELECTED FINANCIAL DATA

Set forth below is certain selected consolidated financial data of the Company for the three months ended of December 31, 2000, and the comparable period in 1999. The selected consolidated financial information is derived from the Companys unaudited consolidated financial statements for such periods. The Companys consolidated financial statements are prepared in accordance with Canadian GAAP. The information set forth below should be read in conjunction with Managements Discussion and Analysis of Financial Condition and Results of Operations.

SUMMARY OF OPERATIONS (unaudited)
Stated in Canadian Dollars

THREE MONTHS ENDED DECEMBER 31
                                            2000                      1999
Sales                                  $   10,836                    41,833
Net Earnings (Loss) from               $ (315,290)                  (88,301)
  Continuing Operations
Earnings (Loss per Share)
  From Continuing Operations           $    (0.10)                    (0.10)

SUMMARY OF BALANCE SHEET (unaudited)
Stated in Canadian Dollars

THREE MONTHS ENDED DECEMBER 31

                                            2000                      1999
Working Capital*                       (4,347,822)                (2,586,606)
Total Assets                              145,571                    163,674
Total Current Liabilities               4,448,206                  2,687,259
Long Term Debt and
   Obligations Under Capital Leases     0                          0
Shareholders Equity (Deficit)          (4,302,635)                (2,523,577)

Set forth below is certain selected consolidated financial data of the Company for each year in its existence ended September 30, 2000. The selected consolidated financial information is derived from the Companys audited consolidated financial statements for such periods. The Companys consolidated financial statements are prepared in accordance with Canadian GAAP. The information set forth below should be read in conjunction with Managements Discussion and Analysis of Financial Condition and Results of Operations and the Companys audited financial statements.

SUMMARY OF OPERATIONS
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30

                                    2000        1999         1998         1997       1996      1995
                                    ----        ----         ----         ----       ----      ----
Sales                              80,715      536,339    1,246,381    1,340,200    784,900   556,096
Net Earnings (Loss) from
  Continuing Operations        (1,844,206)  (1,895,013)  (2,780,307)  (4,091,490)  (927,480)  (55,794)
Earnings (Loss Per Share)
  from Continuing Operations       *(0.49)      *(0.50)        (.22)        (.33)      (.11)     (.02)

         *Post Consolidation

SUMMARY OF BALANCE SHEET
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30

                                    2000        1999         1998         1997       1996      1995
                                    ----        ----         ----         ----       ----      ----
Working Capital*               (3,967,006) (2,204,478)    (931,391)     341,546   (445,693)   88,060
Total Assets                      203,393     196,283      522,533    2,402,271  2,118,027   570,303
Total Current Liabilities       4,119,048   2,329,661    1,063,977    1,042,639    523,681   288,858
Long Term Debt and
  Obligation Under Capital Leases   0           1,897       28,639    1,421,918     64,044    36,164
Shareholders Equity (Deficit)  (3,915,655) (2,135,275)    (570,083)     (62,286) 1,530,302   245,281

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

             HIGH SCAN              LOW SCAN               AVERAGE
          CAN/US   US/CAN        CAN/US   US/CAN       CAN/US   US/CAN
          ------   ------        ------   ------       ------   ------
1991      1.1229   .8906         1.1589   .8628        1.1457    .87283
1992      1.1748   .8512         1.2858   .7777        1.214     .8237
1993      1.2497   .8002         1.3367   .7481        1.2901    .7751
1994      1.3408   .7458         1.4086   .7099        1.3736    .7280
1995      1.3507   .7404         1.4074   .7105        1.3686    .7307
1996      1.3852   .7219         1.3290   .7525        1.3630    .7337
1997      1.4395   .6947         1.3364   .7483        1.3850    .7220
1998      1.5845   .7304         1.3686   .6307        1.4598    .6857
1999      1.5465   .6917         1.4447   .6463        1.4849    .6731
2000      1.5625   .6983         1.4310   .6397        1.4853    .6740


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


QUARTERLY REVIEW Period Ended December 31, 2000 Compared to December 31, 1999.

The first quarter of fiscal year 2001 shows a continuation of expense cutbacks in most areas of operation. Overall operating expenses decreased from CDN $400,451 for the quarter ended December 31, 1999 to CDN $326,042 in the comparable quarter in 1999 mainly because of significant cost reductions in marketing as well as research and development. Loss from the quarter increased from CDN $388,301 for the quarter ended December 31, 1999 to CDN $391,378 in the comparable quarter in 2000. This was largely due to an increase in interest expense on outstanding promissory notes as well as a decrease in net sales.

General and administrative expenses decreased modestly from CDN $327,898 for the quarter ended December 31, 1999 to CDN $316,036 in the comparable period in 2000, a decrease of CDN $11,862. This decrease is mostly comprised of reduced sales costs

Selling and marketing expenses decreased from CDN $38,303 for the quarter ended December 31, 1999 to CDN $0 in the comparable period in 2000, a decline of CDN $38,303. This decrease was primarily due to management's continued expense reductions while continuing to focus on e-commerce/partnering as the preferred method of software distribution.

Research and development expenses declined from CDN $26,122 for the quarter ended December 31, 1999 to CDN $140 in the comparable period in 2000, a decrease of CDN $25,982. This decline was due to reductions in staff and non-essential expenses.

During the quarter, the Company received USD $294,450 in operating capital.


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

   This release may contain forward looking statements as well as historical information. Forward-looking statements, which are included in accordance with the "safe harbor" provisions of the "Private Securities Litigation Reform Act of 1995, may involve known and unknown risks, uncertainties and other factors that may cause the company's actual results and performance to be materially different from any results or performance suggested by the statements in this release. Such statements, and other matters addressed in this press release, may involve a number of risks and uncertainties including price competition, technological advances, decreased demand or diversion to other software solutions.

Year Ended September 30, 2000 Compared to Year Ended September 30, 1999

Revenue decreased from CDN $536,339 for the year ended September 30, 1999 in the comparable period in 2000 to CDN $80,715. This decrease is primarily due to the change in product distribution from retail to e-commerce/partnering and the focus of resources on peak.com. By utilizing e-commerce/partnering, cost of goods sold decreased substantially from CDN $12,943 for the year ended September 30, 1999 in the comparable period in 2000 to CDN $6,533, a 50.48% decrease.

Amortization decreased from CDN $50,694 for the year ended September 30, 1999 to CDN $38,370 during the comparable period in 2000. Amortization in 2000 consisted of normal amortization of fixed assets such as computer hardware and furniture and fixtures.

General and administration expenses increased from CDN $1,502,132 for the year ended September 30, 1999 in the comparable period in 2000 to CDN $1,523,002. This 1.39% increase was primarily due to consulting and professional services used to develop our small business community portal, http://www.peak.com. During the year, the Company entered into employment contracts with three key management personnel with the approval of the directors.

Selling and marketing expenses decreased from CDN $314,723 for the year ended September 30, 1999 in the comparable period in 2000 to CDN $134,086 a decrease of 42.6%. This was primarily due to management's continued reduction in expenses and the developmental stage of its planned new products and services, while continuing to focus on e-commerce/partnering as the preferred method of software distribution.

Research and development expenses decreased from CDN $282,099 for the year ended September 30, 1999 in the comparable period in 2000 to CDN $105,095, a decrease of 37.25%. This decline was primarily due to management's continued focus on reduction of expenses.

The loss for 2000 was CDN $1,844,206 down from, CDN $1,895,013 ($0.50 per share post-consolidation) This decrease in the loss resulted primarily from reduced expenses associated with the Company's redirected sales activity focus of its utility products toward e-commerce and strategic alliances, such as Real Networks, Software Builders and others, as well as reductions in overall expenses.

Liquidity and Capital Resources

As of September 30, 2000, the Company had a cash balance of CDN $112,132. During the year, the Company issued promissory notes for cash proceeds of USD

$1,473,110. Subsequent to the year-end, an additional USD $294,450 was received and supported by promissory notes.

Capital assets decreased from CDN $71,100 for the year ended September 30, 1999 in the comparable period in 2000 to CDN $51,351 due to amortization.

Net assets were increased from CDN $196,283 for the year ended September 30, 1999 in the comparable period in 2000 to CDN $203,393.

Accounts payable and accrued liabilities decreased from CDN $782,972 for the year ended September 30, 1999 to CDN $695,377 in the comparable period of 2000.

In July 2000, the Company relocated its premises to its current location. This move had an impact on operations as it saved the Company approximately USD $25,000 in operating expenses per year.

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

Subsequent Events after September 30, 2000

On November 15,2000 the Company received a loan of US$198,562 from Westgate International, LP. The loan bears 12%interst per annum.

Expenses:
The Management of the Company continued to reduce operating costs. As of the end of fiscal year ending September 30, 2000 compared to fiscal year end September 30, 1999, expenses have been reduced 19.39% and end of first quarter December 31, 2000 compared to end of first quarter December 31, 1999, expenses have been reduced approximately 22.85%.

Management believes reducing operating and fulfillment costs enables the Company to be more cost effective. It is reasonably likely that this will improve results of operations and cash on hand.

Business Address:

On July 15, 2000, the Company moved its business and mailing address to 114 W. Magnolia Street; Suite 447; Bellingham, WA 98225.

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

On May 11, 1999, PeakSoft Multinet Corp. (ASE: PKS; OTC-BB PEAMF)announced today the development of Peak.Com, a new content rich online business community.

On May 12, 1999, PeakSoft Multinet Corp. (ASE: PKS; OTC-BB PEAMF)launches internet solution enhancing productivity for professionals in law, real estate, travel and small businesses.

On June 15, 1999, PeakSoft Multinet Corp. (ASE: PKS; OTC-BB PEAMF)appoints Terry Haas as Vice President of Business Development.

On July 6, 1999, PeakSoft Multinet Corp. (ASE: PKS; OTC-BB PEAMF) appoints Rocky Botts as Creative Director of Peak.com and Steve Minor as Project Director of Peak.com.

On September 2, 1999, PeakSoft Multinet Corp. (ASE: PKS; OTC-BB PEAMF)and the National Computer Association jointly announced today the signing of a co-marketing agreement.

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

On March 16, 2000, PeakSoft Multinet Corp. (CDNX: PKS.V; OTC-BB PEAMF)and Hot Office sign Co-marketing service integration and revenue sharing agreement. Peak.com small business portal to offer top-ranked HotOffice virtual office services, while HotOffice will add Peak.com to its business center.

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

On April 17, 2000, PeakSoft Multinet Corp. (CDNX: PKS.V; OTC-BB PEAMF) announced it had entered into an agreement with AuctioNet.com, Inc. to provide private label business-to-consumer auctions on www.peak.com.

On May 1, 2000, PeakSoft Multinet Corp. (CDNX: PKS.V; OTC-BB PEAMF) announced that Tim Metz was replacing Doug Foster as President/CEO after Mr. Fosters resignation.

On May 5, 2000, PeakSoft Multinet Corp. (CDNX: PKS.V; OTC-BB PEAMF) announced the application for approval by the CDNX of a CDN $142,227 private placement.

On June 14, 2000, PeakSoft Multinet Corp. (CDNX: PKS.V; OTC-BB PEAMF) announced entered into an agreement with Application Park, Inc. to provide customizable browser-based business automation tools and integrated applications on PeakSoft's small business portal site located at www.peak.com.

On July 7, 2000, PeakSoft Multinet Corp. (CDNX: PKS.V; OTC-BB PEAMF) announced that Russell Antonacci, vice president of marketing of Inculab.com, inc., has been appointed acting chief executive officer effective immediately of Peak.com, Inc.

On September 25, 2000, PeakSoft Multinet Corp. (CDNX: PKS.V; OTC-BB PEAMF) announced restructuring the amount of its proposed US$1,000,000 investment in IncuLab.com, Inc. The revised term sheet calls for PeakSoft to invest US$750,000 in IncuLab.com Inc. and also to loan Peak.com Inc. US$250,000.

Subsequent Events after September 30, 2000

On October 24, 2000, PeakSoft Multinet Corp. (CDNX: PKS.V; OTC-BB PEAMF) announced a binding agreement was signed with IncuLab, Inc. to purchase Peak.com, Inc. for US$3.9 million in shares.

On November 14, 2000, PeakSoft Multinet Corp. (CDNX: PKS.V; OTC-BB PEAMF) announced the closing of the IncuLab, Inc. purchase of Peak.com, Inc. for US$3.9 million in shares.

On March 5, 2001, PeakSoft Multinet Corp. (CDNX: PKS.V; OTC-BB PEAMF) announced its post closing plans to seek new business opportunities, after the IncuLab, Inc. purchase of Peak.com, Inc. for US$3.9 million in shares.

ITEM 10 - DIRECTORS AND OFFICERS OF REGISTRANT
Directors and Officers

The current directors and officers of the Corporation, their respective positions held with the Corporation and the principal occupation of each are set forth in the table below. The directors were elected at the annual general meeting of the Corporation held June 28, 2000, to hold office until the close of the first annual meeting of shareholders following their election: Business Corporations Act (Alberta) subsection 101(6). Officers of the Corporation hold office at the pleasure of the board of directors.

Name and Municipality          Positions Held with
Of Residence                   the Corporation

*Douglas H. Foster             President, Chief Executive Officer
Bellingham, Washington         and Director

Principal Occupation:          President and Chief Executive Officer of PeakSoft
*Resigned April 2000

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

Peter Janssen                  Director
Seattle, WA

Principal Occupation:          President of Peter Janssen & Associates, a
                               private consulting firm

Colin Morse                    Director
Vancouver, British Columbia

Principal Occupation:          President of Feel Free Charters, LTD

**Timothy W. Metz              Chief operating Officer
Bellingham, Washington

Principal Occupation: Chief Operating Officer of PeakSoft.
**Appointed President and Chief Executive Officer in April 2000.


A detailed summary of the background of each director and officer of the Corporation setting forth their principal occupation within the five preceding years is set forth below.

*Doug Foster, President and Chief Executive Officer, since 1994
*Resigned April 2000

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

**Tim Metz, Chief Operating Officer since 1998
**Appointed President and Chief Executive Officer April 2000

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

ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

PeakSoft currently has one executive officer (following the resignation of one executive officer in April 2000). The aggregate cash compensation paid to the two executive officers of PeakSoft, directly or indirectly, during the year ended September 30, 2000 was US$149,506. There are no funds set aside or accrued by the Company for pension, retirement, or similar benefits.


Compensation Summary

The table below sets forth information concerning the compensation of the Corporations Chief Executive Officer for the fiscal years ended September 30, 2000, 1999, 1998, 1997, 1996, 1995 and 1994.

                                    Annual Compensation
Name and                            -------------------    All Other
Principal Position         Year     Salary     Bonus     Compensation
--------------------       ----     ------     -----     ------------
                           2000     65,625
                           1999     82,200
Douglas H. Foster          1998     90,538
President and              1997     85,000        -            -
Chief Executive            1996     82,800        -            -
Officer & Director         1995     82,800        -            -
                           1994     70,400

Long-Term Compensation Awards:

Securities Under Options/SARs Granted:
2000             5,000
1999           308,438
1998           320,000
1997           302,000
1996           321,250
1995           250,000
1994                 -

On February 11, 1999 the Company cancelled all outstanding (active) stock options. Re-issued 308,438 stock options.

Restricted Shares or Restricted Share Units: none

Payouts:
LTIP Payouts: none

All Other Compensation: none


The following information concerns individual grants of options to purchase or acquire securities of the Corporation made during the year ended September 30, 2000 to the Corporations Chief Executive Officer.

Name                    Securities          Percent of Total      Exercise or
                        Under Options       Options Granted      Option Price
                        Granted (#)         to Employees in      ($/Security)
                                            Financial Year
-----------------------------------------------------------------------------

None


The following information concerns the cash exercise of options during the year


                     Unexercised Options       Value of Unexercised in
                     at Year End (#)           the Money Options at
                                               Year-end ($)
-----------------------------------------------------------------------------

                          36,054                    63,815.58

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

At April 4, 2001, the following options to acquire Common Shares are outstanding:

GROUP                      NO. OF SHARES    DATE OF  EXPIRY   EXERCISE PRICE
                           UNDER OPTION     GRANT    DATE     PER SHARE


Consultants                 5,000           12-20-99 12-21-01 $0.42


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


PART II

ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED - NOT APPLICABLE

PART III

ITEM 15 - DEFAULTS UPON SENIOR SECURITIES - NOT APPLICABLE

ITEM 16 - CHANGES IN SECURITIES,CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS- NOT APPLICABLE


PART IV

ITEM 17 - Financial Statements

PEAKSOFT CORPORATION FIRST QUARTER REPORT (unaudited) For the Three Months Ended December 31,2000

LETTER TO SHAREHOLDERS

The first quarter was pivotal for the Company. We closed the sale of Peak.com, Inc. to IncuLab, Inc during the quarter for US$3.9 million of IncuLab shares.

With this milestone accomplished, the management has focused on eliminating all debt of the Company. As a debt free fully reporting company on two exchanges, The CDNX and The OTC:BB, the Company is in a favourable position to move forward. We are actively seeking new opportunities for our technology and the Company. PeakJet 2000 is viewed as "a must have" for anyone browsing the Internet by the industry.

The Company expects that the activity level for PeakSoft will continue to increase with operating expenses in excess of income until the third quarter of calendar 2001. We expect the revenue from software sales to remain level. In order to reduce the overall costs of maintaining its presence in the retail sales channel, we have entered into agreements with Real Networks, Inc; Peruzzo Informatica in Italy; Softline AG in Germany; Boomerang Software Inc. and Group Micro Serve in Belgium and Luxembourg as well as others.



Sincerely yours,



/s/ Tim Metz
--------------------
Timothy W. Metz
President/CEO
February 28, 2001

Consolidated Balance Sheet (in Canadian dollars)
(Prepared by Management - Unaudited)
December 31, 2000 and 1999

--------------------------------------------------------------------------------
                                                         2000           1999
                                                           $              $
--------------------------------------------------------------------------------

Assets

           Current Assets:

           Cash                                            74,196        36,516
           Accounts receivable                              1,263        46,682
           Prepaids and deposits                           24,925        17,446
           ---------------------------------------------------------------------
                                                          100,384       100,644

           Capital assets                                  45,187        63,030
--------------------------------------------------------------------------------
                                                          145,571       163,674
================================================================================

Liabilities and Shareholders' Equity

           Current liabilities:

           Accounts payable and accrued liabilities       319,102       582,956
           Salaries Payable                               493,276
           Notes Payable                                3,210,815     1,950,857
           Interest payable                               422,071       139,932
           Current portion of obligations under
                capital leases                              2,943        13,505
           ---------------------------------------------------------------------
                                                        4,448,206     2,687,250

           Shareholders' Equity:

           Share capital                                9,019,030     8,955,445

           Accumulated deficit                         13,321,665    11,479,021
           ---------------------------------------------------------------------
                                                       (4,302,635)   (2,523,577)
--------------------------------------------------------------------------------
                                                          145,571       163,674
================================================================================

Consolidated Statement of Operations and Deficit (in Canadian Dollars) (Prepared by Management - Unaudited)
December 31, 2000 and 1999

--------------------------------------------------------------------------------
                                                         2000           1999
                                                           $              $
--------------------------------------------------------------------------------

Sales                                                      10,836        41,833

Cost of goods sold                                             85         1,922
--------------------------------------------------------------------------------
                                                           10,752        39,911

Operating Expenses:
          General and administration                      316,036       327,898
          Selling and marketing                                 -        38,303
          Research and development                            140        26,122
          Amortization                                      9,865         8,217
          ----------------------------------------------------------------------
                                                          326,042       400,541

--------------------------------------------------------------------------------
Earnings (loss) before the undernoted                    (315,290)     (360,629)


Interest on short-term notes                              (76,088)      (50,510)


Debt settlement with creditors                                  -        22,838


--------------------------------------------------------------------------------
Earnings (loss) from operations                          (391,378)     (388,301)

--------------------------------------------------------------------------------
Loss                                                      391,378       388,301


Accumulated deficit, beginning of period               12,930,287    11,090,720


--------------------------------------------------------------------------------
Accumulated deficit, end of period                     13,321,665    11,479,021
================================================================================


Loss per common share                                        0.10          0.10


Shares Outstanding                                      3,801,399     3,801,399

Statement of Changes in Financial Position (in Canadian dollars)
(Prepared by Management - Unaudited)
December 31, 2000 and 1999

---------------------------------------------------------------------------
                                                       2000        1999
                                                         $           $
---------------------------------------------------------------------------

Cash provided by (used in):
Operations:
                 Net earnings (loss)                  (391,378)   (388,301)
                 Items not involving cash:
                      Amortization                       9,865       8,217


                 Change in non-cash
                 operating working capital              49,834    (149,883)
                 ----------------------------------------------------------

                                                      (331,679)   (529,967)
                 ----------------------------------------------------------

Financing:
                 Repayments of notes
                 payable                                     -      (6,535)
                 Increase (decrease) in
                 Obligation under capital
                 leases                                   (707)     (1,897)
                 Issuance of notes payable             294,450     518,920
                 Issuance of share capital                   -
                 ----------------------------------------------------------
                                                       293,743     510,488
                 ----------------------------------------------------------

---------------------------------------------------------------------------
Increase (decrease) in cash position                   (37,936)    (19,479)



Cash, beginning of period                              112,132      55,995


---------------------------------------------------------------------------
Cash, end of period                                     74,196      36,516
===========================================================================

Quarterly Review

The first quarter of fiscal year 2001 shows a continuation of expense cutbacks in most areas of operation. Overall operating expenses decreased from CDN $400,451 for the quarter ended December 31, 1999 to CDN $326,042 in the comparable quarter in 1999 mainly because of significant cost reductions in marketing as well as research and development. Loss from the quarter increased from CDN $388,301 for the quarter ended December 31, 1999 to CDN $391,378 in the comparable quarter in 2000. This was largely due to an increase in interest expense on outstanding promissory notes as well as a decrease in net sales.

General and administrative expenses decreased modestly from CDN $327,898 for the quarter ended December 31, 1999 to CDN $316,036 in the comparable period in 2000, a decrease of CDN $11,862. This decrease is mostly comprised of reduced sales costs

Selling and marketing expenses decreased from CDN $38,303 for the quarter ended December 31, 1999 to CDN $0 in the comparable period in 1999, a decline of CDN $38,303. This decrease was primarily due to management's continued expense reductions while continuing to focus on e-commerce/partnering as the preferred method of software distribution.

Research and development expenses declined from CDN $26,122 for the quarter ended December 31, 1999 to CDN $140 in the comparable period in 2000, a decrease of CDN $25,982. This decline was due to reductions in staff and non-essential expenses.

During the quarter, the Company received USD $294,450 in operating capital.

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

   This release may contain forward looking statements as well as historical information. Forward-looking statements, which are included in accordance with the "safe harbor" provisions of the "Private Securities Litigation Reform Act of 1995, may involve known and unknown risks, uncertainties and other factors that may cause the company's actual results and performance to be materially different from any results or performance suggested by the statements in this release. Such statements, and other matters addressed in this press release, may involve a number of risks and uncertainties including price competition, technological advances, decreased demand or diversion to other software solutions.

CORPORATE INFORMATION

Corporate Headquarters
         PeakSoft Multinet Corp.
         114 W. Magnolia Street, Suite 447
         Bellingham, WA  98225
         USA

         Tel: (360) 392-3912   Fax: (360) 392-3911
         http://www.peaksoft.com
         -----------------------

Investor Relations

         PeakSoft Multinet Corp.
         (360) 392-3912

Stock Listing
         PeakSoft Multinet Corp. common stock is traded on the Alberta Stock Exchange under symbol PKS and in the US on the OTC:BB under the symbol PEAMF.

Auditor
         Gordon K. W. Gee, Chartered Accountant
         488-625 Howe Street
         Vancouver, BC V6C 2T6
         Tel: (604) 689-8815   Fax: (604) 689-8838

Transfer Agent and Registrar
         Computershare Investor Services, Calgary Alberta

Directors                                   Management
         Peter Janssen                      Tim Metz
         Chairman of the Board              President & CEO

         Colin Morse                        Simon Arnison
         Director                           Director

         Tim Metz                           Calvin Patterson
         Director                           Corporate Counsel

Annual Review Year Ended September 30, 2000 Compared to Year Ended September 30, 1999


Revenue decreased from CDN $536,339 for the year ended September 30, 1999 in the comparable period in 2000 to CDN $80,715. This decrease is primarily due to the change in product distribution from retail to e-commerce/partnering and the focus of resources on peak.com. By utilizing e-commerce/partnering, cost of goods sold decreased substantially from CDN $12,943 for the year ended September 30, 1999 in the comparable period in 2000 to CDN $6,533, a 50.48% decrease.

Amortization decreased from CDN $50,694 for the year ended September 30, 1999 to CDN $38,370 during the comparable period in 2000. Amortization in 2000 consisted of normal amortization of fixed assets such as computer hardware and furniture and fixtures.

General and administration expenses increased from CDN $1,502,132 for the year ended September 30, 1999 in the comparable period in 2000 to CDN $1,523,002. This 1.39% increase was primarily due to consulting and professional services used to develop our small business community portal, http://www.peak.com. During the year, the Company entered into employment contracts with three key management personnel with the approval of the directors.

Selling and marketing expenses decreased from CDN $314,723 for the year ended September 30, 1999 in the comparable period in 2000 to CDN $134,086 a decrease of 42.6%. This was primarily due to management's continued reduction in expenses and the developmental stage of its planned new products and services, while continuing to focus on e-commerce/partnering as the preferred method of software distribution.

Research and development expenses decreased from CDN $282,099 for the year ended September 30, 1999 in the comparable period in 2000 to CDN $105,095, a decrease of 37.25%. This decline was primarily due to management's continued focus on reduction of expenses.

The loss for 2000 was CDN $1,844,206 down from, CDN $1,895,013 ($0.50 per share post-consolidation) This decrease in the loss resulted primarily from reduced expenses associated with the Company's redirected sales activity focus of its utility products toward e-commerce and strategic alliances, such as Real Networks, Software Builders and others, as well as reductions in overall expenses.

Liquidity and Capital Resources

As of September 30, 2000, the Company had a cash balance of CDN $112,132. During the year, the Company issued promissory notes for cash proceeds of USD $1,473,110. Subsequent to the year-end, an additional USD $294,450 was received and supported by promissory notes.

Capital assets decreased from CDN $71,100 for the year ended September 30, 1999 in the comparable period in 2000 to CDN $51,351 due to amortization.

Net assets were increased from CDN $196,283 for the year ended September 30, 1999 in the comparable period in 2000 to CDN $203,393.

Accounts payable and accrued liabilities decreased from CDN $782,972 for the year ended September 30, 1999 to CDN $695,377 in the comparable period of 2000.

In July 2000, the Company relocated its premises to its current location. This move had an impact on operations as it saved the Company approximately USD $25,000 in operating expenses per year.


/s/ Tim Metz
--------------------
Tim Metz
President/CEO

                          PEAKSOFT MULTINET CORPORATION
                              (in Canadian dollars)

                        Consolidated Financial Statements
                     Years ended 30 September 2000 and 1999

                         PEAKSOFT MULTINET CORPORATION

                       Consolidated Financial Statements
                             (in Canadian dollars)

                     Years ended 30 September 2000 and 1999







Auditor's Report                                                           3

Consolidated Financial Statements

     Consolidated Balance Sheet                                            5

     Consolidated Statement of Operations and Deficit                      6

     Consolidated Statement of Changes in Cash                             7

     Notes to the Consolidated Financial Statements                        8

GORDON K.W. GEE
Chartered Accountant             #488 - 625 Howe Street  Vancouver, BC   V6C 2T6
An incorporated professional   Telephone:(604) 689-8815 Facsimile:(604) 689-8838







                                AUDITOR'S REPORT

To the Shareholders of PeakSoft Multinet Corporation (formerly PeakSoft Corporation):

I have audited the consolidated balance sheet of PeakSoft Multinet Corporation as at 30 September 2000 and 1999, the consolidated statements of operations and deficit and changes in cash for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

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

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 30 September 2000 and 1999 and the consolidated results of its operations and the changes in its cash for the years then ended in accordance with generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended 30 September 2000 and shareholders' equity to the extent summarized in note 11 to the financial statements.

                                                             /s/ Gordon K.W. Gee
                                                            --------------------
                                                            Gordon K.W. Gee
Vancouver, B.C., Canada                                     Chartered Accountant
14 January 2001

GORDON K.W. GEE
Chartered Accountant             #488 - 625 Howe Street  Vancouver, BC   V6C 2T6
An incorporated professional   Telephone:(604) 689-8815 Facsimile:(604) 689-8838






COMMENTS BY AUDITOR FOR U.S. READERS ON CANADIAN-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. My report to the shareholders dated 14 January 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.



                                                             /s/ Gordon K.W. Gee
                                                            --------------------
                                                            Gordon K.W. Gee
Vancouver, B.C., Canada                                     Chartered Accountant
14 January 2001

PEAKSOFT MULTINET CORPORATION

Consolidated Balance Sheet (In Canadian dollars)
As at 30 September
================================================================================
                                                           2000         1999
                                                             $            $
--------------------------------------------------------------------------------
ASSETS

   Current Assets
        Cash                                               112,132       55,995
        Accounts receivable                                 13,687       36,168
        Prepaids and deposits                               24,393       33,020
                                                 ------------------------------
                                                           150,212      125,183

        Investment                                           1,830            -

        Capital assets (Note 3)                             51,351       71,100
-------------------------------------------------------------------------------
                                                           203,393      196,283
===============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

   Current Liabilities:

        Accounts payable and accrued liabilities           695,377      782,972
        Salaries and wages payable                         508,439            -
        Interest payable on short-term debt                      -       89,746
        Notes payable (Note 4)                           2,911,582    1,438,472
        Current portion of obligations under
             capital leases (Note 5)                         3,650       18,471
                                                 ------------------------------
                                                         4,119,048    2,329,661

   Obligations Under Capital Leases (Note 5)                     -        1,897
                                                 ------------------------------
                                                         4,119,048    2,331,558
                                                 ------------------------------
   Shareholders' Equity:
        Share capital (Note 6)                           9,019,271    8,955,445

        Accumulated deficit                            (12,934,926)  11,090,720
                                                 ------------------------------
                                                        (3,915,655)  (2,135,275)
-------------------------------------------------------------------------------
                                                           203,393      196,283
================================================================================

(See accompanying notes to the financial statements)

ON BEHALF OF THE BOARD:

    /s/ Tim Metz                                /s/ Peter Janssen
                                 Director                               Director
    -------------------------------------       --------------------------------

PEAKSOFT MULTINET CORPORATION

Consolidated Statement of Operations and Deficit (In Canadian dollars) For the years ending 30 September

========================================================================================================
                                                     2000                 1999                  1998
                                                       $                   $                      $
--------------------------------------------------------------------------------------------------------
Sales                                                  80,715             536,339              1,246,381

Cost of goods sold                                      6,533              12,943                233,763
                                             -----------------------------------------------------------
                                                       74,182             523,396              1,012,618

Operating expenses:
        Amortization                                   38,370              50,694                991,017
        General and administration                  1,523,002           1,502,133              1,392,633
        Selling and marketing                         134,086             314,723                951,724
        Research and development                      105,095             282,099                531,860
                                             -----------------------------------------------------------
                                                    1,800,553           2,149,648              3,867,234

                                             -----------------------------------------------------------
Earnings (loss) before the undernoted              (1,726,371)         (1,626,252)            (2,854,616)

Debt settlement with creditors                              -             131,463                259,618
Loss on inventory abandonment                               -             (42,234)                     -
Interest on short term debt                          (257,359)           (140,140)              (237,188)
Loss on sale of investment                                  -            (217,850)                     -
Gain on sale of subsidiary                                  -                   -                 51,879
Other income                                          139,524                   -                      -

                                             -----------------------------------------------------------
Loss                                               (1,844,206)         (1,895,013)             2,780,307

Accumulated deficit, beginning of year             11,090,720           9,195,707              6,415,400
--------------------------------------------------------------------------------------------------------
Accumulated deficit, end of year                   12,934,926          11,090,720              9,195,707
========================================================================================================

Loss per common share                                           *               0     *             0.20
========================================================================================================

Loss per common share                                          **               1    **             0.73

(See accompanying notes to the financial statements)

*  Loss per common share calculated on shares outstanding before consolidation.
** Loss per common share if calculated on shares outstanding after consolidation.

NUMBER OF SHARES OUTSTANDING
        Basic                                                          13,515,463             13,515,463

                                                                        3,794,920              3,794,920

PEAKSOFT MULTINET CORPORATION

Consolidated Statement of Changes in Cash (In Canadian dollars)
As at 30 September

========================================================================================================
                                                     2000                 1999                  1998
                                                       $                   $                      $
--------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN ):

Operations:
        Net earnings (loss)                        (1,844,206)         (1,895,013)            (2,780,307)
        Items not involving cash:
             Amortization                              38,370              50,694                991,017
             Loss on sale of investment                     -             217,850                      -
        Change in non-cash operating
             working capital                        1,820,495            (132,214)               181,719
                                             -----------------------------------------------------------
                                                       14,659          (1,758,683)            (1,607,571)
                                             -----------------------------------------------------------

Financing:
        Repayments of long-term debt                        -          (1,179,805)            (1,380,991)
        Increase (decrease) in
             obligation under capital leases           (1,897)                  -                (12,288)
        Issuance of long-term debt                          -                   -              1,896,161
        Increase (decrease) in
             obligation to issue shares                     -             (26,742)              (399,900)
        Issuance of share capital                     612,172           2,948,098                776,249
                                             -----------------------------------------------------------
                                                      610,275           1,741,551                879,231
                                             -----------------------------------------------------------
Investments:
        Acquisition of investment                      (1,830)                  -               (284,000)
        Proceeds of sale of investment                      -              66,150                      -
        Purchase of capital assets                    (18,621)            (15,847)               (36,202)
                                             -----------------------------------------------------------
                                                      (20,451)             50,303               (320,202)
                                             -----------------------------------------------------------

Increase (decrease) in cash position                  604,483              33,171             (1,048,542)


Cash, beginning of year                                55,995              22,824              1,071,366
--------------------------------------------------------------------------------------------------------


Cash, end of year                                     660,478              55,995                 22,824
========================================================================================================

(See accompanying notes to the financial statements)


PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2000 and 1999
--------------------------------------------------------------------------------

The Company is incorporated under the Laws of Alberta, Canada and its principal business activities are providing Internet software to corporate and individual users, and providing Internet portal facility.

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

(c) Foreign currency translation:

Foreign currency transactions entered into directly by the Company as well as the financial statements of the integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates. Other balance sheet items are translated at historical exchange rates. Income statement items are translated at average rates of exchange prevailing during the year except for depreciation expense, which is translated at historical rates. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of related items.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2000 and 1999
--------------------------------------------------------------------------------

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

(e) Inventories:

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

(f) Research and development:

Research costs are charged to operations as incurred. Development costs are charged to operations as incurred unless they meet the criteria for deferral under generally accepted accounting principles.

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









PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2000 and 1999
--------------------------------------------------------------------------------

3.  Capital assets:

--------------------------------------------------------------------------------
                                                        2000              1999
--------------------------------------------------------------------------------
                                     Accumulated       Net book         Net book
                           Cost      amortization       value            value
                             $             $              $                $
                   -------------------------------------------------------------
Furniture and equipment   124,391       119,865          4,526           11,542
Computer equipment        214,892       178,613         36,279           42,108
Computer software          47,145        47,145            -              2,174
Leasehold improvements     24,194        13,648         10,546           15,276
                   -------------------------------------------------------------
                          410,622       358,024         51,351           71,100
--------------------------------------------------------------------------------

Assets acquired under capital leases included in furniture and equipment as well as computer equipment are fully amortized.


4.  Notes payable:

--------------------------------------------------------------------------------
                                                          2000            1999
                                                           $                $
--------------------------------------------------------------------------------
Notes payable bearing interest at 12% per annum        2,911,582      1,438,472


5.  Obligations under capital leases:

The Company has capital leases on equipment expiring at various dates through 2000 requiring the following minimum lease payments:

--------------------------------------------------------------------------------
                                                          2000            1999
                                                           $                $
--------------------------------------------------------------------------------
 2000                                                     -              21,645
 2001                                                     4,100             -
--------------------------------------------------------------------------------
Total minimum lease payments                              4,100          21,645

Less imputed interest at varying rates                     (450)         (1,277)

Present value of net minimum capital lease payments       3,650          20,368
                                                   -----------------------------
Less current portion of obligations under capital lease   3,650          18,471
--------------------------------------------------------------------------------
                                                          -               1,897
--------------------------------------------------------------------------------

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2000 and 1999
--------------------------------------------------------------------------------

6.  Share capital:
--------------------------------------------------------------------------------
                                                          Shares        Amount
                                                            #              $
================================================================================
Authorized:
      20,000,000 voting common shares without par value

Issued:
Balance, 01 October 1994                                  82,036         94,580
Issued amount year ended 30 September 1995:
      Issued to founders                                 293,018              -
      Issued for cash                                    324,287        948,865
      Issue for services and technology                   19,407         45,700
      Less share issuance costs                                -       (193,278)

Issued amount year ended 30 September 1996:
      Issued for cash                                    143,893        667,500
      Issued for services and technology                 213,026      1,835,537

Issued amount year ended 30 September 1997:
      Issued for cash                                    443,158      2,496,498
      Issued for services and technology                  11,855         75,969
      Less share issuance costs                                -       (191,916)

Issued amount year ended 30 September 1998:
      Issued for cash                                    211,497        623,281

Issued amount year ended 30 September 1999:
      Issued for cash                                  2,059,222      2,981,847
      Less share issuance costs                                -       (429,128)

Issued amount year ended 30 September 2000:
      Issued for services                                 36,054         63,816
--------------------------------------------------------------------------------
Balance, 30 September 2000                             3,837,453      9,019,271
--------------------------------------------------------------------------------

Included in shares issued for services during 2000 are 36,054 shares pursuant to the exercise of management employees and directors' stock options at CDN$1.77 per share. During 1999 shares issued for cash are 67,563 (1998 - 390,000, 1997 - 833,541) shares for approximately $113,858 (1998 - $102,400, 1997 - $556,898)
issued pursuant to the exercise of management, employees and directors' stock options. The remaining shares of 1,991,659 (1998 - 1,301,976, 1997 -2,711,725)
for $2,981,847 (1998 - $520,881, 1997 - $1,940,000) were issued pursuant to private placements.


PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2000 and 1999
--------------------------------------------------------------------------------

(a) Management, employees and directors' stock options:

At 30 September 2000, the Company had 179,054 management, employees and directors' options outstanding:
           65,000 options expiring 23 February 2001, exercisable to acquire 65,000 shares at $1.44 each.
           36,054 options expiring 23 February 2001, exercisable to acquire 36,054 shares at $1.77 each.
           73,000 options expiring 18 March 2001, exercisable to acquire 73,000 shares at $2.38 each.
            5,000 options expiring 20 December 2001, exercisable to acquire 5,000 shares at $0.42 each.

(b) Warrants:

At 30 September 2000, the Company does not have any warrants outstanding.
           62,500 warrants from a debt conversion entitling the holder to acquire one additional share for $3.20 each.
           The warrants expired in March 2000.

           52,758 warrants entitling the holder to acquire one additional share at $2.40 each.
           The warrants expired April 2000.

           8,044 warrants from a private placement to acquire one additional share at $12.80 each.
           The warrants expired April 2000.

7.  Fair value of financial instruments:

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

(b) Long-term financial liabilities:

The carrying value of long-term financial assets and liabilities are a reasonable estimate of the fair values. Long-term financial liabilities comprise long-term debt and obligations under capital leases and other paid-in capital (see Note 5).


8.  Subsequent events:

Subsequent to the year-end the following transactions occurred:

(a) Two of the executive employees were contracted to negotiate and assist in a corporate restructuring for the total fee of USD $232,200.


PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2000 and 1999
--------------------------------------------------------------------------------

(b) In addition, a contract was established with executive employees for USD$404,200 from 01 February 2001 to 31 December 2001.

(c) It is agreed that amounts unpaid in (a) and (b) above may be part of a debt commission at USD $0.20 per share.

(d) PeakSoft Multinet Corporation negotiated a $3,900,000 sale of a new subsidiary Peak.com, Inc. in exchange for 321,388 shares of IncuLab.com Inc. In addition, PeakSoft Multinet Corporation will obtain financing to purchase an additional 110,601 shares of IncuLab.com, Inc. for USD 750,000.

(e) The company is in negotiations with a private company to conduct a reverse takeover.


9.  Loss per common share:

Loss per common share is based on the weighted average number of common shares outstanding during the year.


10. Related party transactions:

The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:
--------------------------------------------------------------------------------
                                                             2000         1999
                                                               $            $
================================================================================
Salaries to directors and officers                          456,621      300,470
Consulting fees and expense reimbursements to directors      34,700       49,416
Salary paid to a relative of one of the directors                 -       40,564
--------------------------------------------------------------------------------
                                                            491,321      390,450
================================================================================

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.


11. United States GAAP reconciliation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:


PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2000 and 1999
--------------------------------------------------------------------------------

(a) Loss and loss per share:

-----------------------------------------------------------------------------------------------
                                                      2000             1999             1998
                                                        $                $                $
===============================================================================================
Loss in accordance with Canadian GAAP             (1,844,206)      (1,895,103)      (2,780,307)

Difference in accounting for acquired
   research and development (note d)                       -                -          822,299

Loss in accordance with United States GAAP        (1,844,206)      (1,895,013)      (1,958,078)
===============================================================================================
Loss per common share                                 $ 0.49            $ 0.65          $ 1.15
-----------------------------------------------------------------------------------------------
Weighted average number of shares used
for calculation                                    3,820,928         2,910,854       1,701,618
-----------------------------------------------------------------------------------------------

(b) Balance sheet:

The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

===============================================================================================
                                30 September 2000                    30 September 1999
                            Canadian       United States         Canadian       United States
                              GAAP             GAAP                GAAP             GAAP
                               $                $                   $                $
----------------------------------------------------------------------------------------------
Liabilities:
Accumulated deficit        12,934,926       12,112,697          11,090,720       10,268,491
===============================================================================================

(c) Statement of cash flows:

Cash used in operations and cash provided by financing activities would decrease by 2000 - $ nil and 1999 - $ nil.


PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2000 and 1999
--------------------------------------------------------------------------------

(d) Research and development:

In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is charged to operations as it is incurred.

(e) Stock based compensation:

The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, no compensation expense has been recognized for its stock based compensation plans in 2000 (1999 - nil, 1998 - nil).


The Company has elected the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation," for United States GAAP purposes. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's loss and loss per share under United States GAAP would have been adjusted as follows:

================================================================================
                                               2000         1999         1998
                                                 $            $            $
--------------------------------------------------------------------------------

Loss - as reported                           1,844,206    1,895,013    1,958,008
Loss - stock option value adjusted           2,177,462    2,545,486    2,052,578
Loss per common share - as reported            0.49         0.50         1.15
Loss per common share - adjusted               0.57         0.61         1.21
================================================================================

The fair value of each option grant is estimated on the date of the grant using the following assumptions:

================================================================================
                                               2000         1999         1998
--------------------------------------------------------------------------------
Expected dividend yield                           0%           0%           0%
Expected stock price volatility                  70%          70%          70%
Risk-free interest rate                         5.5%         5.5%         5.5%
Expected life of options                       1 yr.         1 yr.        2 yr.
================================================================================

The weighted average fair value of the options granted is 2000 - nil and 1999 - nil.


PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2000 and 1999
--------------------------------------------------------------------------------

(f) Taxation:

For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company has deferred tax assets of approximately $6,500,000 (1999 - $5,000,000 and 1998 - $3,000,000) arising from losses carried forward (see note
13). The Company has provided a valuation allowance against the entire deferred tax asset amount as it is more likely than not that they will not be realized.


12. Commitments:

There are no other commitments outstanding not already reported elsewhere in these notes to the financial statements.


13. Income taxes:

The Company has non-capital losses from foreign and Canadian operation available for offset against future taxable income totaling approximately USD $6,500,000 in the United States and CDN $6,000,000 in Canada.


14. Comparative figures:

Certain of the comparative amounts have been reclassified to conform with the financial presentation adopted in the current fiscal year.

ITEM 18 - Financial Statements See Item 17.


ITEM 19 - Financial Statements and Exhibits

(A)     Financial Statements

         Peaksoft Multinet Corp.

                Supplementary Data:  Quarterly Financial Data (unaudited)

                Report of Independent Auditors

                Comments by Auditor for US readers on Canadian - US reporting difference

                Consolidated Balance Sheets as of September 30, 2000 and 1999

                Consolidated Statements of Operations and Deficit for the Years Ended September 30, 2000, 1999 and 1998

                Consolidated Statement of Changes in Financial Position for the Years Ended September 30, 2000, 1999 and 1998

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

  *Exhibit 9  - Senior Promissory Note - September 9, 1997

  *Exhibit 10 - Senior Promissory Note - September 9, 1997

  *Exhibit 11 - Guaranty of Peak Media Inc. - September 9, 1997

  *Exhibit 12 - Amendment Agreement - March 1998

  *Exhibit 13 - Amendment to Note Purchase Agreement - March 1998
                                                                              66

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