Form 20-F/A
period 2000-09-30
PEAKSOFT MULTINET CORP
filed 2001-10-30
CIK 1058429

US SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A (Amendment no. 1)

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






                          INDEPENDENT AUDITOR'S REPORT

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

I conducted the audit in accordance Canadian and United States with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

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