Form 20-F
period 2001-09-30
PEAKSOFT MULTINET CORP
filed 2002-12-31
CIK 1058429

US SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
    THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 For the fiscal year ended September 30, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                            PeakSoft Multinet Corp.

                       Richmond, BRITISH COLUMBIA, CANADA
                            CALGARY, ALBERTA, CANADA
       3930 Meridian Street, Suite C117, Bellingham, Washington 98226 USA

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                       Title of each class: Common Shares

  Name of each exchange on which registered: Toronto Venture Exchange, OTC BB

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers classes of capital or common stock as of the close of the period covered by the annual report: 3,830,974 Common Shares

Indicate the check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that ther egistrant was required to file such reports), and (2) has been subject to such
filing requirement for the past 90 days.                         [X] Yes [ ] No

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

PART IV
ITEM 17 - FINANCIAL STATEMENTS (Annual Report)
ITEM 18 - FINANCIAL STATEMENTS NOT APPLICABLE
ITEM 19 - FINANCIAL STATEMENTS - SEE ITEM 17

PART I

ITEM 1 - DESCRIPTION OF BUSINESS

PeakSoft Corporation (hereinafter referred to variously as PeakSoft, Peak, or the Corporation) was incorporated under the laws of the Province of British Columbia on August 24, 1994 under the name Peak Technologies Inc., and was continued in the Province of Alberta under the Business Corporations Act of that province on August 16, 1996. The head office of the Corporation is located at 3930 Meridian Street, Suite C117, Bellingham, WA 98226. The registered office of the Corporation is located at Suite 215 - 8171 Cook Road, Richmond, BC, Canada V6Y 3T8.

On October 27, 1997 at a Special General Meeting of the Corporation its shareholders approved the change of the Corporations name from Peak Technologies Inc. to PeakSoft Corporation. On February 22, 1999 pursuant to the requirements of the Alberta Stock Exchange and with shareholder approval the Corporations name was changed from PeakSoft Corporation to PeakSoft Multinet Corp.

At this point in time the Corporation has but one active wholly owned subsidiary -- PeakSoft Multinet Corp USA (PeakSoft USA), formally PeakSoft Corporation USA, a Washington State company. It has in the past had other active wholly owned subsidiaries:

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

PeakSoft is the main operating entity, which has utilized PeakSoft USA as its U.S. marketing and operations division. CBT was acquired for its research and development capabilities, which have now been transferred to PeakSoft, and is currently not active. The Corporations senior management reside in different localities in the United States and Canada with the focal point being the Corporations head office in Bellingham, Washington where Mr. Timothy Metz, PeakSofts Chief Executive Officer resides. Mr. Simon Arnison, Chief Technology Officer, resides in the Pickering, Ontario area where he maintains a home office. The senior management group maintains daily contact through phone, fax and e-mail. In addition, management meetings are held at irregular intervals in Bellingham.


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

On November 18, 1996, Peak released its initial Internet software product Net.Jet, since renamed and now called PeakJet(TM). PeakJet(TM) is a Java-based accelerator for the Internet. It is designed to reduce waiting time significantly and to increase the speed with which a user can browse and view pages and links within a website and travel from site to site on the World Wide Web. Typically, browsers utilize less than 11 percent of the total available throughput speed of a modem. With PeakJet(TM), modem speeds of 50 percent to 90 percent of capacity are possible, resulting in reduced waiting times and faster web browsing. PeakJetT runs on any IBM-compatible computer system running Windows 95 or Windows NT. PeakJet(TM) works as an add-on for browsers like Netscape Navigator, Microsoft Internet Explorer, Oracle Power Browser and other Java-enabled browsers running on a PC.

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

On August 29, 2001 the Company announced that entered into agreements, subject to regulatory and shareholder "minority approval" under OSC Rule 61-501, with its creditors to settle debts to them which aggregate to CDN $6,498,382 by the issuance of 21,154,374 common shares priced at CDN $0.26 apiece. The settlement of these debts would leave PeakSoft essentially debt free. Of the CDN$6,498,382 of debt settled, CDN$5,121,429 is owed to The Liverpool Limited Partnership ("Liverpool") and Elliott International, L.P. ("Elliott"). Liverpool and Elliott are institutional investment firms under common management that together hold approximately 1.8 million (47%) of the issued and outstanding shares of PeakSoft prior to the debt settlement. The remaining $1,376,953 of debt is owed to 8 creditors. As a result of the debt settlement, Liverpool and Elliott will receive an additional 15,858,395 PeakSoft Common Shares. In addition, PeakSoft will transfer 431,989 common shares of Inculab.com Inc. to Liverpool and Elliott, together with PeakSoft's interest in the agreement by which the Inculab.com Inc. shares were acquired and a related registration rights agreement. The Company also enter into debt conversion agreements on August 1, 2001 with its 3 directors to convert CDN$227,066 of debt by the issuance of 873,332 common shares priced at CDN$0.26 under the same terms and conditions as stated in the 29 August 2001 announcement. On 8 August 2002 the Company entered into a debt conversion agreement with Timothy W. Metz, its CEO/President to convert CDN$385,958 of debt by the issuance of 1,484,455 PeakSoft common shares priced at CDN$0.26 under the same terms and conditions as stated in the 29 August 2001 announcement. On 3 October 2002 the Company entered into a debt conversion agreement with Jesyka Anne Clarkson, a director, to convert CDN$3,649 of debt by the issuance of 14,035 PeakSoft common shares priced at CDN$0.26 under the same terms and conditions as stated in the 29 August 2001 announcement. Upon approval and issuance of the foregoing shares pursuant to the shares for debt agreements, the total outstanding common shares of the Company will be 27,856,474.

PeakSoft and Voyager Entertainment Inc. ("Voyager") jointly announced August 29, 2001 that they have signed a binding Memorandum of Understanding dated July 24, 2001 for a transaction ("RTO") by which the shareholders of Voyager would exchange their Voyager shares for shares in the capital stock of PeakSoft. It was proposed that at completion of the RTO, the current shareholders of Voyager would own 80 percent of the shares of the combined company, while the current shareholders of PeakSoft would own the remaining 20 percent. This will result in PeakSoft issuing 101,942,930 Common Shares at a deemed value of CDN$0.10 per share. The RTO would constitute a "Reverse take-over" under the policies of CDNX and was subject to the approval of PeakSoft shareholders and CDNX.

On December 11, 2001 PeakSoft and Voyager jointly announced that they had decided not to proceed with the RTO that was announced on August 29, 2001. The decision was due in part to Voyager's inability to raise the necessary operating capital in the post Sept 11, 2001 financial markets.

On December 12, 2001 PeakSoft announced that it had entered into an agreement with Bartercard International Limited (BCI) EC 27608 of Hamilton, Bermuda to purchase the exclusive Bartercard licence to operate a B-2-B Trade Exchange in Canada utilizing Bartercard's Trademarks, proprietary IT, software and business development systems.

Under the terms of the agreement Bartercard International Limited would have become a 20% shareholder in PeakSoft and will hold some 6,590,677 shares. Of the new stock issued to Bartercard, half is for payment of the US$2,000,000 (CDN$3,027,551) licence fee. This amount represents 3,295,338 shares valued at US$0.61 (CDN$0.92) per share. The balance of Bartercard's holding, represents its contractual commitment to maintain a permanent 10% shareholding in the new

Bartercard Canadian operation. This new deal is subject to the approval and issuance of the shares for debt settlement announced by PeakSoft on August 29, 2001, which has not yet occurred. After the transaction, PeakSoft Multinet Corp's total issued shares will be 32,953,383. There will be no change of control or management of PeakSoft under the agreement. Bartercard will provide continuing support and training under the agreement. The Canadian barter operation will function under the name Bartercard Exchange Canada (BCEC).

On October 11, 2002, PeakSoft announced that the purchase agreement announced on December 12, 2001 would not be finalized and that it would continue to seek viable alternatives for the company such as acquisitions. Mr. Metz cited the post September 11, 2001 conditions in the capital markets as a contributing factor to the cancellation. The Company was unable to raise the necessary operating capital.


BUSINESS OF THE CORPORATION

Overview

2001 was a year of change for PeakSoft. During the year, the Company directed significant resources towards the development and sale of Peak.com Inc. On June 19, 2001 PeakSoft announced that it closed the sale of its subsidiary Peak.com Inc to Wall Street Incubator, IncuLab, Inc. IncuLab purchased Peak.com Inc. from PeakSoft for US$3,900,000, which was paid in IncuLab stock. PeakSoft also invested US$750,000 in IncuLab and made a US$250,000 loan to Peak.com Inc. PeakSoft also obtained a 5-year warrant to purchase a 10% equity position in Peak.com Inc from IncuLab for US$400,000. The sale permits the company to focus on other opportunities.

PeakSoft entered into a Memorandum of Understanding with Voyager Entertainment for a business combination in the form of a RTO. Both Voyager and PeakSoft elected not to complete the RTO due to the lack of funding in the Post 911 capital markets.

PeakSoft subsequently entered into a Contract of Service with Bartercard International to purchase the exclusive Canadian Bartercard License to operate a B-2-B trade exchange in Canada. The parties elected not to finalize the purchase of license, when adequate operating capital could not be obtained from the capital markets in the Post 911 environment.

PeakSoft Technology
In early 1995, the Corporation made a research and development commitment to develop products for the Internet. The result was the development of the Corporations Java-based technology.

As a result of its acquisition of CBT developers who were employed by that company, the Corporation secured the ability to develop applications utilizing the Java programming language.

PeakSofts primary proprietary technology is based on the Java server ExpressO and is complemented by other technologies, including Javalin, a Java based development environment. ExpressO provides the Corporation with the benefits of a complete Java server in developing Internet applications and, in particular, those applications that address browsing speed and performance issues.

The acquisition of CBT brought new engineering staff and unfinished technology to Peak. The technology known as Javalin had no guarantee of being merchantable or completed, but in the opinion of management offered promise for the company to establish itself in the Internet market. Approximately six months after the acquisition Peak did, in fact, successfully commercialize the product and continue to expand the core technology. As an example the company released Web Animator in 1996 which was re-named Jet Effects in 1997 and continues to be sold by the company today. In addition the technology was applied to the creation of NetJet in November 1996, now known as PeakJet(TM) and to the creation of NetMagnet(TM) released in January 1998. While there is no guarantee that the technology will continue to be marketable, the Company released PeakJet(TM) 2000 in July 1998 and had five other products based upon this technology underdevelopment.

The Company currently has no products under active development or any ongoing sales/marketing activities.

PeakSoft Products

The following is an overview of PeakSofts initial products.

PeakJet(TM) 1.5

PeakJet(TM) (formerly called Peak Net.Jet) is an accelerator for the Internet. It directly addresses the primary problem with the Internet: lack of speed while viewing the World Wide Web. PeakJet(TM) can significantly reduce the waiting time and increase the speed with which a user can view pages and links within a site and when traveling from site to site.

PeakJet(TM)s performance enhancement varies, depending upon the users activity. Users will notice speed increases beyond their normal browser capacity, both for sites browsed for the first time and for those previously visited and cached. PeakJet(TM) reduces waiting time regardless of the content type being loaded whether text, sound or images. PeakJet(TM) reduces access time to all sites, Java or otherwise. Additional speed gains are realized when accessing sites utilizing Peaks ExpressO Java server. PeakJet(TM) boosts Web surfing performance on both 14.4 and 28.8 modems, as well as on ISDN, T3 and TI connections.

PeakJet(TM) works with PC (Windows 95 and Windows NT) compatible systems and runs with any Java-enabled browser, including Netscape 2.0 or later, Microsoft Internet Explorer 3.0 or later, JavaSofts HotJava, and Oracles Power Browser.

PeakJet(TM) was released on November 18, 1996 at a suggested retail price of US $29.95.

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

ExpressO products will be sold to corporations, through original equipment manufacturer agreements and to World Wide Web developers.
PeakJet(TM) 2000

A sophisticated Java-based utility that provides browser acceleration as well as intelligent caching. PeakJet(TM) 2000 is compatible with Windows 95, 98 and NT
4.0 operating systems. It is also compatible with all current versions of both Netscape Navigator and Microsoft Internet Explorer.

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

LawTrack's PageTracer provides a complete history of each browsing session, which allows legal professionals to maintain accurate records of time spent on Internet research on behalf of a particular client. Users can also quickly retrieve a list of important Web page address listings from past searches for faster access to a particular site. These lists can be edited by deleting, reordering and annotating every citation in each browsing session's history. Realty Tracer (CODE NAME)

RealtyTracer is the next installment in the PeakTrack series of vertical market Internet information management applications for small- to medium-sized businesses. The PeakTrack series is based on the NetMagnet(TM) core technology. Current PeakTrack applications include Small Business, Law and Realty.

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

The company announced PeakJet(TM) 2000 and commenced sales of this product on July 2, 1998. PeakJet(TM) 2000 is a next generation of the company's original browser accelerator offering new features and specific features for the International marketplace.

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

The Company currently has no products under active development or any ongoing sales/marketing activities.

Marketing Strategy

Since its inception PeakSoft has applied its core Java based technology to solving problems associated with the speed, ease of use and information management issues of the Internet. PeakSofts first products; NetJet, released in November 1996, PeakJet(TM) 1.55 released in March 1997 and Jet Effects released in March 1997 were marketed using traditional software sales strategies.

In the past these strategies included: 1) Sales through traditional distributors into major retail locations across North America, 2) Bundling of the products with other complimentary applications, 3) Offering trials of the products through compatible distribution partnerships such as modems and other computer devices, 4) Creating a presence on the WWW for the offer to try or to purchase the products, 5) Establishing International sales relationships.

PeakSofts approach to its marketing strategy is directed toward the globalization of the Company's core technology, once sufficient operating capital is obtained.

Significant long run growth is expected in B2B electronic commerce (B2BEC). It is forecast that the volume of goods and services sold through B2BEC will reach $7.29 trillion worldwide in 2004.(1) This is forecast to consist of up to 13.3% services and 86.7% goods.(2) Approximately one in every one hundred B2B transactions in the US was conducted online in 2000. This is expected to increase to one in ten by 2004.(3) Transaction volumes in 2000 were forecast to reach US$ 250 billion, representing a 1.3% penetration of all on and off line B2B transactions.(4)

PeakSoft believes that its underlying core technology can greatly enhance the B2BEC experience.

The following B2B E-commerce (B2B EC) market trends are expected:(5) Virgin markets will disappear - Electronic markets in which little or no competition exists are not sustainable. Relatively low barriers to entry will ensure competition in all market segments.

Increased service differentiation - In order to survive in an increasingly competitive market segment, B2B facilitators have to differentiate services and maintain ever increasing levels of service. Significant investment in IT infrastructure is required to maintain market share.

Off line businesses will move online - Some large corporations presently dominating real world trade will migrate online. This will, in some instances, create overnight market leaders in the electronic market place. Immediate B2B EC opportunities are for sales in industries characterized by capacity management concerns and those trading in near commodity products, which can easily be traded online.(6) Long run growth in B2B EC is expected to be driven by: (7)

--------
(1) Source: Forecast Analysis: Triggering the B2B Electronic Commerce Explosion" Gartner Group Inc, January 31, 2000.
(2) Source: "The B2B Market Maker Book: They're All Business", Merrill Lynch & Co., Global Securities Research & Economics Group, 3 February 2000
(3) Source: "The B2B Analyst" Volume 1, Number 1, Piper Jaffray, January 28,
    2000
(4) Source: "The B2B Analyst" Volume 1, Number 1, Piper Jaffray, January 28,
    2000
(5) Source: 2000 Forrester Research "Net Marketplaces Grow Up" http://www.forrester.com
(6) Source: "Forecast Analysis: Triggering the B2B Electronic Commerce Explosion" Gartner Group Inc, January 31, 2000.
(7) Source: "The E-Market Maker Revolution" Dataquest Inc., September 27, 1999.

        . Growth in Internet connections, high bandwidth access and computing power;
        . The ability to act within discrete vertical or horizontal markets with limited complexity; and
        . The ability to supply optimized buying conditions, reducing transactional costs and information asymmetry.

Marketing activities and Public relations focus on the Internet as the primary vehicle for creating interest in the company's products followed by traditional press and print focus.

Internet Usage

According to the latest statistics complied by NUA Internet Services current Global Internet usage is as follows:


                        World Total
                        -----------
                        544.2 million

                        Africa
                        ------
                        4.15 million

                        Asia/Pacific
                        ------------
                        157.49 million

                        Europe
                        ------
                        171.35 million

                        Middle East
                        -----------
                        4.65 million

                        Canada & USA
                        ------------
                        181.23 million

                        Latin America
                        -------------
                        25.33 million

"The art of estimating how many are online throughout the world is an inexact one at best. Surveys abound, using all sorts of measurement parameters. However, from observing many of the published surveys over the last two years, here is an "educated guess" as to how many are online worldwide as of February 2002. And the number is 544.2 million."

The company plans to licence its PeakJet(TM) technology to Internet Service Providers (ISPs) in global regions that still utilize a dial-up connection. At the same time, the company plans use its NetMagnet(TM) core technology for specific solutions that enhance functionality for those that connect to the Internet via broadband and those companies that utilize e-commerce.

The Company currently has no products under active development or any ongoing sales/marketing activities. The Marketing Strategy is based upon the Company obtaining sufficient operating capital to execute its plans.

Management, Staff and Facilities

PeakSoft currently has 1 employee who works in Bellingham, Washington. The Corporations Bellingham facilities are used for its customer service, accounting, legal, marketing and product quality assurance functions. Mr. Timothy W. Metz replaced Doug Foster as President/CEO after Mr. Foster resigned in April 2000. Seven of the employs were transferred to Peak.com Inc. in July 2000 leaving 2 senior staff at the Company. Mr. Calvin Patterson, the companys chief in house counsel returned to private practice in February 2001. He continues to represent PeakSoft and is its registered agent. . PeakSofts programmers worked both from the Bellingham office and from home offices. The Corporation had at one time a British Columbia office, but this was closed in March 1997. The company plans to utilize contract developers and programmers for specialized solutions and applications that are based upon the PeakJet(TM) and NetMagnet(TM) core technologies.

Senior management of Peak possesses a strong industry background in business management, finance, technology, sales and marketing. Peaks Board of Directors provides a breadth of public company, software industry and corporate finance experience. The organization and duties of the Corporations management are as follows:

President & C.E.O. - Timothy W. Metz

Overall responsibility for the operations, planning and execution of the Corporations business with marketing being his primary focus. Mr. Metz reports to the Board of Directors.

Chief Technology Officer - Simon Arnison

Mr. Arnison functions as an "outside" CTO. He is responsible for keeping the Corporation abreast of current technology developments and their impact on its current and impending products. He proposes new product research and development. Mr. Arnison reports to the President.

Secretary - Jesyka Anne Clarkson

Ms. Clarkson functions as Secretary reporting to the President

Additional management and staff will be added as required.


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

What is needed now:
NetMagnet(TM), originally positioned as an Internet research assistant for the savvy Web surfer, is finding a home in work groups and enterprise dependent on critical knowledge management processes. Built to use existing technologies like the browsers, NetMagnet(TM) technology extends Web interface functionality to enable users to both create and consume knowledge.

Based on access to Web and database maintained content, NetMagnet(TM) technology delivers content management options including:

Chronological tracking of every visited page

Managing interesting, but off-target, links for future retrieval and consideration Storage system for grouping Web pages for regular, easy access

Updating cached content from data sources on the Web at the user's direction

Scheduling cache updates

Systems to capture and manage both Web based content and desktop files in content organizers

Transporting content organizers efficiently and easily

NetMagnet(TM) technology brings content management and delivery to the vast resources of data migrating to electronic format. As content is enriched on a multimedia stage, the user can fully explore the relevance of the content, blend it with his or her own existing knowledge and share the results.

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

The NetMagnet(TM) technology recognizes the individuality inherent on the Web and that each link in the communication cycle builds relationships between senders and recipients. Applications developed with this exciting technology can keep agents in touch with clients and collaborative workgroups in constant communication. As e-businesses recognize their abilities to efficiently design and deliver personalized messages to provide service or market new products with technologies like NetMagnet(TM), we'll see the Web evolve beyond the broadcast model to a new level of communication.

Intel recognizes NetMagnet(TM):
Intel, world's leading chip maker, has recognized the value in NetMagnet(TM) technology in the company's recently launched "Constant Computing" initiative.

With other leading software and Web based engines, NetMagnet(TM) was selected to demonstrate the sophisticated work that could be accomplished with the latest generation of Intel-powered PC's, the Web, and leading software packages.

The Company currently has no products under active development or any ongoing sales/marketing activities.


MARKETPLACE

Overview

According to the latest report from the Gartner Group world-wide e-commerce is expected to grow to S7.29 trillion by 2004.

According to a January 2002 survey compiled by NUA Internet Services, nearly
164.14 million, which is 58.5% of the population (source Nielsen Net Ratings) persons in the United States and Canada used the Internet or accessed on-line services. This represents a growth rate of 911.89 percent over 1995. The number of Internet users globally is expected to grow to 945 million by 2004 according to the COMPUTER INDUSTRY ALMANAC, which represents a growth of 173% over the next 2 years. According to an article published in the "Cyber Atlas" on March 11, 2002, the COMPUTER INDUSTRY ALMANAC is predicting that "---the number of PCs will grow at a compound annual growth rate of 11.4 percent over the next six years to more than 1.15 billion PCs by the end of 2007".


         ==========================================================
         PCs in Use by Region
         (millions)
         ==========================================================
                               1995     2000     2001     2007
         ==========================================================
         Worldwide             229      530      603      1,150
         ==========================================================
         Share in homes        35.2%    43.5%    45.1%    52.3%
         ==========================================================
         United States         93.5     162      175      251
         ==========================================================
         Share in homes        36.9%    49.0%    50.4%    54.6%
         ==========================================================
         Western Europe        62.4     139      158      285
         ==========================================================
         Share in homes        39.2%    48.5%    49.9%    52.9%
         ==========================================================
         Asia-Pacific          43.6     139      166      367
         ==========================================================
         Share in homes        29.3%    35.8%    38.3%    53.9%
         ==========================================================
         Source: Computer Industry Almanac
         ==========================================================


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

PeakSoft has recognized these problems, and has released Peak Net.Jet (now known as PeakJet(TM))discontinued, PeakJet(TM) 2000, has announced LawTrack and Realty Tracer (Company's first 2 knowledge management solutions) and will developing other solutions to address aspects of the Internet opportunity based upon its PeakJet(TM) and NetMaget(TM) core technologies.


Target Markets

The largest potential market for PeakSoft technology is the large and growing group of individuals who, and businesses and households which, want access to the Internet. PeakSoft intends to address this market through the licensing of it's PeakJet(TM) technology to regional Internet Service Providers (ISPs) on a global basis and to augment the e-commerce market with its NetMagnet(TM) technology.

PeakSoft has launched a series of products targeted at solving key problems which users are experiencing on the Web - those relating to speed of access, ease of use and productivity. PeakJet(TM) addresses the biggest problem by increasing the speed of information delivery to users. With the introduction of PeakJet(TM) 2000 users now have a sophisticated intelligent caching web browser accelerator. This enhancement benefits those who connect to the Internet via a dial-up as well as those connecting through a high-speed connection.

The company plans use its NetMagnet(TM) core technology for specific solutions that enhance functionality for those that connect to the Internet via broadband and those companies that utilize e-commerce.

As an affluent, high-tech industrial society, Canada today closely resembles the US in its market-oriented economic system, pattern of production, and high living standards. Since World War II, the impressive growth of the manufacturing, mining, and service sectors has transformed the nation from a largely rural economy into one primarily industrial and urban. Real rates of growth have averaged nearly 3.0% since 1993. Unemployment is falling and government budget surpluses are being partially devoted to reducing the large public sector debt. The 1989 US-Canada Free Trade Agreement (FTA) and 1994 North American Free Trade Agreement (NAFTA) (which included Mexico) have touched off a dramatic increase in trade and economic integration with the US. With its great natural resources, skilled labor force, and modern capital plant Canada enjoys solid economic prospects.

Canada's GDP for 2000 was $774 billion. The capacity utilization for industry in the USA was about 80%; meaning that approximately 20% of that nations industrial capacity was idle. Given the close relationship between the two countries it is reasonable to assume that similar conditions will apply to Canada. Excess capacity for small to medium sized businesses is likely to be higher than stated in official figures.

If you assume that $774 billion represents the cash market in 2000, then approximately $154 billion of excess capacity existed in 2000.

Management believes that there is a large un-tapped market for its technology and plans to attack it once sufficient operating capital is obtained.


PRODUCTS

The following is an overview of PeakSofts initial products.

PeakJet(TM) 1.5. Discontinued.

PeakJet(TM) (formerly called Peak Net.Jet) is an accelerator for the Internet. It directly addresses the primary problem with the Internet: lack of speed while viewing the World Wide Web. PeakJet(TM) can significantly reduce the waiting time and increase the speed with which a user can view pages and links within a site and when traveling from site to site.

PeakJet(TM)s performance enhancement varies, depending upon the users activity. Users will notice speed increases beyond their normal browser capacity, both for sites browsed for the first time and for those previously visited and cached. PeakJet(TM) reduces waiting time regardless of the content type being loaded whether text, sound or images. PeakJet(TM) reduces access time to all sites, Java or otherwise. Additional speed gains are realized when accessing sites utilizing Peaks ExpressO Java server. PeakJet(TM) boosts Web surfing performance on both 14.4 and 28.8 modems, as well as on ISDN, T3 and TI connections.

PeakJet(TM) works with PC (Windows 95 and Windows NT) compatible systems and runs with any Java-enabled browser, including Netscape 2.0 or later, Microsoft Internet Explorer 3.0 or later, JavaSofts HotJava, and Oracles Power Browser.

PeakJet(TM) was released on November 18, 1996 at a suggested retail price of US $29.95. Discontinued.

JetEffects

A Java-based tool for World Wide Web authors, JetEffects allows animations, special effects and sounds to be added to text and graphics. JetEffects provides a graphic user interface, allowing non-programmers to bring static Web sites to life.

JetEffects began selling separately over the Internet for US $49.95 beginning in November 1996 and was released into the retail channel on March 10, 1997. This product also offers potential bundling and original equipment manufacturer opportunities. Discontinued.


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

ExpressO products will be sold to corporations, through original equipment manufacturer agreements and to World Wide Web developers. Discontinued.

PeakJet(TM) 2000

A sophisticated Java-based utility that provides browser acceleration as well as intelligent caching. PeakJet(TM) 2000 is compatible with Windows 95, 98 and NT
4.0 operating systems. It is also compatible with all current versions of both Netscape Navigator and Microsoft Internet Explorer. Sales and Marketing cease in May 2001 due to lack of operating capital.

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

Realty Tracer (CODE NAME)

The PeakTrack series is based on the NetMagnet(TM) core technology. Current PeakTrack applications include Small Business, Law and Realty.

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

Due to the volatility in the software industry the Company has stopped development on the PeakTrack and Tracer series of products. The Company believes that it is more prudent to focus the underlying NetMagnet(TM) technology to provide client specific solutions.


MARKETING AND DISTRIBUTION

A number of trends are changing the face of distribution for software companies. Since PeakSoft sells Internet solutions it is important to understand the trends in this category as well. Below we will briefly introduce the trends and how they effect PeakSoft strategies.

Growth of Internet Commerce in all markets. E-Commerce is experiencing substantial growth as consumers become more confident about conducting financial transactions over the Web. The Gartner Group forecasts that global e-commerce will grow to $7.29 trillion by 2004. PeakSofts strategy is to utilize its core technology in order to provide services and products to the small business community. There are 85 million small-medium size businesses globally that produce 50% of the global e-commerce revenue.

The emergence of the Internet has opened a new era of communications that is rapidly evolving into a variety of business models. The very nature of the Internet helps to overcome many of the boundaries that exist in modern "conventional" communications, such as time, location, distance, currency and language.


MANUFACTURING

PeakSoft Corporation delivers its solutions via downloads on the internet, thus eliminating the cost associated with delivering "hardcopies" of its software.

COMPETITION

Browser Accelerators

Currently there are a small number of competitors that have entered the market with software products that include some features similar to PeakJet(TM). Speed Surfer from ViaSoft, based in Australia, markets a shareware program that claims to speed browser performance on the Web. Because Speed Surfer is designed to run totally in the background and has no user interface, evaluating user benefit is difficult. Speed Surfer is priced at about US$30. GoAhead from GotIt has similar features to PeakJet(TM), including look-ahead agents, cache fresheners and automatic software updates. GotIt users can browse offline and the software will initiate an Internet connection if a page is requested that is not in the cache. The user interface resembles a TV remote control that enables the user to determine the benefit of the product. GotIt is available on-line only with no retail distribution. Net Accelerator from IMSI was shipping in July to most retailers. Priced at US $29.95 this product makes many claims similar to PeakJet(TM). PeakSofts testing indicates that this product does not contain caching technology. PeakSofts tests show PeakJet(TM) is 5-15 times faster. A recent evaluation of browser accelerator software by CNET, a major evaluator and purveyor of software on the Internet, concluded unequivocally that PeakJet(TM) was the fastest product of its type.

Animation Tools

JetEffects, the company has discontinued the sale of this product.


RESEARCH AND DEVELOPMENT

As of September 30, 2001 the Company had no hardware and software engineers employed full time in research and development. This function was contracted out.

Research, development and associated expenses were CDN$146 for fiscal 2001, CDN$105,095 for fiscal 2000, CDN$282,099 for fiscal 99, CDN$531,860 for fiscal 98, CDN$641,426 for fiscal 97, CDN$321,740 for fiscal 96, and CDN$31,871 for fiscal 1995.

RISK FACTORS

The purchase of Common Shares of the Corporation must be considered highly speculative due to the nature of the Corporations business, its relatively early stage of development and the intensely competitive, rapidly changing nature of the Internet industry which has a number of participants which possess greater resources than the Corporation.

The Corporation is a development stage company, which has not yet achieved profitability. Its accumulated deficit, in accordance with generally accepted accounting principles in Canada, as of September 30, 2001 was CDN$14,297,378. There can be no assurance that the Corporation will be able to achieve or sustain profitable operations. The Corporation expects to continue to incur significant operating losses as it continues to devote significant financial resources to the commercialization of its products, the expansion of the Corporations operations and product development activities. There can be no assurance that the Corporation will successfully commercialize such products and reach break-even or profitability in the near future, or ever. Due to extensive development costs, marketing expenses and lack of sales for its proprietary products, there was a loss incurred for the fiscal year ended September 30, 2001 of CDN$1,362,452. As a result of the foregoing, investors could lose their entire investment in the Corporation.

While the Corporation has no current sales revenues but has had established sales revenues in the past, they should be considered early stage. In September of 1997, the Corporation concluded a US$1.125 million financing, a financing which was augmented by a second advance of US$140,000, during the third week of March 1998. In February 1999, a debt conversion occurred which eliminated approximately 93% of the Company's long term debt. The Company received US $1,111,592 in additional working capital during the year in the form of short term notes. In August 2001 the Company entered into debt conversion agreements with most of its creditors to accept Company shares at CDN$0.26/share in payment of CDN$6,725,448 debt. In August 2002 the Company entered into a debt conversion agreement with another creditor to accept Company shares at CDN$0.26/share in payment of CDN$386,826 debt. In October 2002 the Company entered into a debt conversion agreement with its last creditor to accept Company shares at CDN$0.26/share in payment of CDN$3,649 debt. The Corporations future capital requirements will depend on many factors, including the amount and the timing of future revenues and continued progress in its research and development. There can be no assurance that any necessary additional financing will be available when required by the Corporation for product commercialization on acceptable terms or at all. If adequate funds are not available, the Corporation may be required to change, delay, reduce or eliminate its planned product commercialization strategy or take other actions to raise funds, which could have a materially adverse effect on the Corporations business, the results of its operations, and hence its financial condition. To date, the Corporation has relied on sales of its equity capital for the largest measure of its financing, and is likely to remain reliant thereon in the near term. To the extent further equity financings are available, they may result in substantial dilution to existing shareholders.

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

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by conditions and events that cast substantial doubt on the Companys ability to continue as a going concern, such as those described in note 1 to the financial statements. The auditors report to the directors dated November 22, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when these are adequately disclosed in the financial statements. Accordingly, the auditors included a notice to US readers to this effect.

Existing external financing remains in place and has been increased. Management is also seeking some additional external financing. Accordingly, the Company has concluded that the going-concern assumption is appropriate.

Management is aggressively taking steps to remedy its current financial situation. Terms and conditions of sales have been modified in order to enhance cash flow. Management is implementing a new strategic marketing and sales program, both domestically and internationally, to increase sales while reducing costs. The Company plans to maximize the potential of its technology by simultaneously addressing both vertical and horizontal markets with existing and new scheduled products. Management is also aggressively seeking a strategic partner/merger candidate in order to help provide the necessary capital to implement the Companys marketing/sales initiative.

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

The Corporation is dependent upon the management and leadership skills of Mr. Timothy W. Metz. The Corporation is party to a material contract of employment with Mr. Metz. There is intense competition for qualified personnel in the software industry, and the loss of key personnel or an inability to attract, retain and motivate key personnel could adversely affect the Corporations business. There is no assurance that the Corporation will be able to retain its existing senior management personnel or to attract additional qualified personnel.

Following the debt conversion in February 1999, there are two principal shareholders, each of which hold 905,636 post consolidated shares in the capital stock of the Corporation, representing approximately 49% of the total outstanding shares. As a result, these shareholders may be able to influence materially most matters requiring approval by the shareholders of the Corporation, including the election of a majority of the directors. The voting power of the principal shareholder under certain circumstances could have the effect of delaying or preventing a change in control of the Corporation, which in turn could affect the market price of the Common Shares.

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

ITEM 2 - DESCRIPTION OF PROPERTY

The executive offices are located at 215 - 8171 Cook Road, Richmond, BC V6Y 3T8 Canada.

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


ITEM 4 - CONTROL OF REGISTRANT

PRINCIPAL SHAREHOLDERS

The only persons who own of record, or who are known to the directors of the Corporation to own beneficially, directly or indirectly, more than 10 percent of the issued and outstanding Common Shares, as at December 27, 2002 are:


Name and Municipality of Residence: Westgate International, L.P., Grand Cayman, Cayman Islands

Type of Ownership:  Legal

Number of Shares: 905,636

Percent of Common Shares:  23.64


Name and Municipality of Residence: The Liverpool Limited Partnership, Hamilton, Bermuda

Type of Ownership: Legal

Number of Shares:  905,636

Percent of Common Shares:  23.64

    The directors and officers of the Corporation beneficially own directly and indirectly 0.02 percent of the issued and outstanding Common Shares of the Corporation.

Title of Class    Identity of Person or Group    Amount Owned  Percent of Class
--------------    ---------------------------    ------------  ----------------

Common Stock      Colin Morse (Former Director)    32,093            .84

Common Stock      T.W.  Metz  (Officer)            38,233           1.00

Common Shares     All Directors/Officers           75,326           1.97
                     as a Group


ITEM 5 - NATURE OF TRADING MARKET

TRADING HISTORY OF COMMON SHARES

The Common Shares of PeakSoft are listed and posted for trading on The Toronto Venture Exchange under the trading symbol PKS. The following table sets forth the reported high and low sale prices and volume of trading of the Common Shares as reported by The Toronto Venture Exchange for the periods indicated:


1996                      Price Range           Trading Volume
----                    High $     Low $        --------------
                      ------      -----
First Quarter          1.55        0.45            2,885,900
Second Quarter         1.85        1.20            1,615,806
Third Quarter          1.45        0.50            2,211,441
Fourth Quarter         1.60        0.60            3,659,653



1997
------
First Quarter          1.30        0.80            2,598,231
Second Quarter         1.18        0.57            1,714,955
Third Quarter          0.93        0.40            2,048,481
Fourth Quarter         0.90        0.40            1,160,214

1998
------
First Quarter          0.61        0.50            1,676,102
Second Quarter         0.60        0.20            1,842,227
Third Quarter          0.42        0.27            1,482,296
Fourth Quarter         0.30        0.11            1,133,505

1999
------
First Quarter          0.50        0.05            3,627,596
Second Quarter         3.85        0.90              914,746
Third Quarter          3.25        1.40              173,833
Fourth Quarter         1.65        0.66              381,111

2000
------
First Quarter          0.91        0.35              306,019
Second Quarter         2.49        0.38              190,936
Third Quarter          1.42        0.57               35,906
Fourth Quarter         0.56        0.35               35,167

2001
------
First Quarter          0.49        0.30              137,935
Second Quarter         0.25        0.12               49,561
Third Quarter          0.15        0.11               69,212
Fourth Quarter         0.11        0.10               13,237


The closing price of the Common Shares of PeakSoft on the Toronto Venture Exchange on December 27, 2002 was CDN$0.10.

As of December 27, 2002 29.2 percent of the registered shares were held in the U.S.

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

(b) one-third of the escrowed Common Shares held by each shareholder shall be releasable upon the confirmation by the Corporation to the ASE of commercial release of a product by the Corporation employing the Javalin-based technology previously belonging to CBT; and

(c) one-third of the escrowed Common Shares held by each shareholder shall be releasable upon the Corporation achieving total revenues of CDN$1 million or greater in any six-month period. Notwithstanding the terms of paragraphs (a) and (b) above, the maximum number of Common Shares to be released from escrow to a shareholder from the original number of Common Shares held in escrow on behalf of such shareholder shall be one-third within the first six months from the date of the agreement, two-thirds during the first twelve months from the date of the agreement and the total original number within the first eighteen months from the date of the agreement. All of the Common Shares escrowed under the New Escrow Agreement have now been released.

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


ITEM 8 - SELECTED FINANCIAL DATA

Set forth below is certain selected consolidated financial data of the Company for each year in its existence ended September 30, 2001. The selected consolidated financial information is derived from the Companys audited consolidated financial statements for such periods. The Companys consolidated financial statements are prepared in accordance with Canadian GAAP with United States GAAP reconciliation in note 9 to the audited financial statements. The information set forth below should be read in conjunction with Managements Discussion and Analysis of Financial Condition and Results of Operations and the Companys audited financial statements.


SUMMARY OF OPERATIONS
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30

                                      2001          2000         1999         1998         1997         1996        1995
                                      ----          ----         ----         ----         ----         ----        ----
Sales                                  32,233        80,715      536,339    1,246,381    1,340,200      784,900     556,096
Net Earnings (Loss) from
  Continuing Operations            (1,362,452)   (1,844,206)  (1,895,013)  (2,780,307)  (4,091,490)    (927,480)    (55,794)
Earnings (Loss Per Share)
  from Continuing Operations            (0.36)        (0.48)      *(0.50)        (.22)        (.33)        (.11)       (.02)

         *Post Consolidation
SUMMARY OF BALANCE SHEET
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30
                                      2001          2000         1999         1998         1997         1996        1995
                                      ----          ----         ----         ----         ----         ----        ----
Working Capital*                   (5,296,179)   (3,967,006)  (2,204,478)    (931,391)     341,546     (445,693)     88,060
Total Assets                          120,233       203,393      196,283      522,533    2,402,271    2,118,027     570,303
Total Current Liabilities           5,398,412     4,119,048    2,329,661    1,063,977    1,042,639      523,681     288,858
Long Term Debt and
  Obligation Under Capital Leases           0             0        1,897       28,639    1,421,918       64,044      36,164
Shareholders Equity (Deficit)      (5,278,107)   (3,915,655)  (2,135,275)    (570,083)     (62,286)   1,530,302     245,281

(a) CANADIAN AND US DOLLAR EXCHANGE RATES

A history of US-Canadian dollar exchange rates, as of September 30, for the indicated years is set forth below. All amounts shown represent noon buying rates for cable transfers in New York City certified funds for customs purposes by the Federal Reserve Bank of New York. The source for this data is the Federal Reserve Bulletin and Digest.

             HIGH SCAN              LOW SCAN               AVERAGE
          CAN/US   US/CAN        CAN/US   US/CAN       CAN/US   US/CAN
          ------   ------        ------   ------       ------   ------
1991      1.1229   .8906         1.1589   .8628        1.1457   .87283
1992      1.1748   .8512         1.2858   .7777         1.214    .8237
1993      1.2497   .8002         1.3367   .7481        1.2901    .7751
1994      1.3408   .7458         1.4086   .7099        1.3736    .7280
1995      1.3507   .7404         1.4074   .7105        1.3686    .7307
1996      1.3852   .7219         1.3290   .7525        1.3630    .7337
1997      1.4395   .6947         1.3364   .7483        1.3850    .7220
1998      1.5845   .7304         1.3686   .6307        1.4598    .6857
1999      1.5465   .6917         1.4447   .6463        1.4849    .6731
2000      1.5625   .6983         1.4310   .6397        1.4853    .6740
2001      1.8450   .6740         1.4577   .6090        1.2595   1.0328

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

The Companys financial statements are prepared in accordance with generally accepted accounting principles in Canada and are presented in Canadian dollars. Significant differences between generally accepted accounting principles in Canada and the United States are disclosed in note 9 to the financial statements.


Year Ended September 30, 2001 Compared to Year Ended September 30, 2000

The following discussion should be read in conjunction with the financial statements and the notes thereto:

Revenue decreased from CDN $80,715 for the year ended September 30, 2000 in the comparable period in 2001 to CDN $32,233. This decrease is primarily due to the lack of operating capital to provide for sales and marketing. By utilizing e-commerce/partnering, cost of goods sold decreased substantially from CDN $6,533 for the year ended September 30, 2000 in the comparable period in 2001 to CDN $788, an 87.94% decrease.

Amortization decreased from CDN $38,370 for the year ended September 30, 2000 to CDN $37,792 during the comparable period in 2001. Amortization in 2001 consisted of normal amortization of fixed assets such as computer hardware and furniture and fixtures.

General and administration expenses decreased from CDN $1,523,002 for the year ended September 30, 2000 in the comparable period in 2001 to CDN $1,016,065.

This 39.28% decrease was primarily due to the transfer of certain personnel and ongoing operating expenses to Peak.com, Inc. as a result of its sale. During the year, the Company renewed its employment contract with key management personnel with the approval of the directors.

Selling and marketing expenses decreased from CDN $134,086 for the year ended September 30, 2000 in the comparable period in 2001 to CDN $0.0 a decrease of 100%. This was primarily due to management's continued reduction in expenses and the developmental stage of its planned new products and services, while continuing to focus on e-commerce/partnering as the preferred method of software distribution.

Research and development expenses decreased from CDN $105,095 for the year ended September 30, 2000 in the comparable period in 2001 to CDN $146, a decrease of 99.86%. This decline was primarily due to management's continued focus on reduction of expenses.

The loss for 2001 was CDN $1,022,558 down from, CDN $1,726,371 ($0.48 per share post-consolidation) This decrease in the loss resulted primarily from reduced expenses associated with the Company's redirected sales activity focus of its utility products toward e-commerce and strategic alliances, such as Real Networks, Software Builders and others, as well as reductions in overall expenses.

Liquidity and Capital Resources

As of September 30, 2001, the Company had a cash balance of CDN $935. During the year, the Company issued promissory notes for cash proceeds of CDN $436,183.

Capital assets decreased from CDN $51,351 for the year ended September 30, 2000 in the comparable period in 2001 to CDN $18,072 due to amortization. Note: All Capital assets were transferred to Peak.com, Inc., which was sold to IncuLab in November 2000.

Net assets were decreased from CDN $203,393 for the year ended September 30, 2000 in the comparable period in 2001 to CDN $ 120,305.

Accounts payable and accrued liabilities increased from CDN $1,203,816 for the year ended September 30, 2000 to CDN $2,050,647 in the comparable period of 2001. This increase was primarily due to the recognition of management income that was due and payable.


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

Business Address:

On September 1, 2002, the Company moved its business address to 215 - 8171 Cook Road; Richmond, BC V6Y 3T8 Canada and its mailing address to 3930 Meridian Street; Suite C117; Bellingham, WA 98226.

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

On April 3, 2000, PeakSoft Multinet Corp. (CDNX: PKS.V; OTC-BB PEAMF) doubles its proposed investment in Inculab.com Inc. to USD $1,000,000.

On April 5, 2000, PeakSoft Multinet Corp. (CDNX: PKS.V; OTC-BB PEAMF) announced a new distribution agreement with Softvianet Ltd. of the United Kingdom to offer local-language versions of the PeakJet(TM) 2000 web-browsing accelerator in the United Kingdom, France and other countries.

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

On June 13, 2001, PeakSoft Multinet Corp. (CDNX: PKS.V; OTC-BB PEAMF) announced the resignation of Mr. Peter Janssen from the Board of Directors.

On August 29, 2001 PeakSoft Multinet Corp. (CDNX: PKS.V; OTC-BB PEAMF) announced that it had reached agreement with the majority of its creditors to settle CDN$6,498,3382 of debt in exchange for 21,154,374 shares of common stock.

PeakSoft and Voyager Entertainment Inc. ("Voyager") jointly announced that they have signed a binding Memorandum of Understanding dated July 24, 2001 for a transaction ("RTO") by which the shareholders of Voyager will exchange their Voyager shares for shares in the capital stock of PeakSoft. It was proposed that at completion of the RTO, the current shareholders of Voyager would own 80 percent of the shares of the combined company, while the current shareholders of PeakSoft will own the remaining 20 percent.

PeakSoft also announced that it had entered into an agreement with Canaccord Capital Corporation ("Canaccord") to sponsor its application to CDNX for approval of the RTO and for a "commercially reasonable efforts" CDN $1.8 million financing of units consisting of one share and one share purchase warrant.

Subsequent Events after September 30, 2001

On December 11, 2001, PeakSoft Multinet Corp. (CDNX: PKS.V; OTC-BB PEAMF) announced that Voyager and PeakSoft had agreed not to proceed with the RTO previously announced on August 29, 2001.

On December 12, 2001, PeakSoft Multinet Corp. (CDNX: PKS.V; OTC-BB PEAMF) announced that it had entered into an agreement with Bartercard International Limited EC 27608 of Hamilton, Bermuda to purchase the exclusive Bartercard license to operate a B-2-B Trade Exchange in Canada.

Under the terms of the agreement Bartercard International Limited will become a 20% shareholder in PeakSoft and will hold some 6,590,677 shares. Of the new stock issued to Bartercard, half is for payment of the US$2,000,000 (CDN$3,027,551) license fee. This amount represents 3,295,338 shares valued at US$0.61 (CDN$0.92) per share. The balance of Bartercard's holding, represents its contractual commitment to maintain a permanent 10% shareholding in the new Bartercard Canadian operation.

On December 14, 2001, PeakSoft Multinet Corp. (CDNX: PKS.V; OTC-BB PEAMF) announced clarification to its announcement of December 12, 2001, "All share amounts cited in paragraph 2 of the December 12, 2001 announcement are post regulatory and shareholder approval of the shares for debt settlement announced by PeakSoft on August 29, 2001, which has not yet been consummated."

On October 11, 2002, PeakSoft Multinet Corp. (TSX: PKS; OTC-BB PEAMF) announced that Mr. Colin Morse had resigned from the Board due to the demands of his other business interest and that Ms. Jesyka Anne Clarkson would file the casual vacancy created by Mr. Morses resignation until the next shareholders meeting.

On October 11, 2002, PeakSoft Multinet Corp. (TSX: PKS; OTC-BB PEAMF) announced that the proposed purchase of the exclusive Canadian Barter License from Bartercard International, previously announced on 12 December 2001 and further clarified on 14 December 2001 would not be finalized.

Mr. Metz cited the post September 11, 2001 conditions in the capital markets as a contributing factor to the cancellation. "We are actively pursuing viable alternatives such as acquisitions for our shareholders", said Mr. Metz.

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

Name and Municipality        Positions Held with
Of Residence                 the Corporation

*Douglas H. Foster           President, Chief Executive Officer
Bellingham, Washington       and Director

Principal Occupation:        President and Chief Executive Officer of PeakSoft.]
*Resigned April 2000

Simon Arnison                Chief Technology Officer and Director
Ontario, Canada

Principal Occupation:        President and Chief Executive Officer of CablesEdge
                             Software, Inc., a software development company.

*Peter Janssen               Director
Seattle, WA

Principal Occupation: President of Peter Janssen & Associates, a private consulting firm
*Resigned June 2001

*Colin Morse                 Director
Vancouver, British Columbia

Principal Occupation:        President of Feel Free Charters, LTD
*Resigned April 2002

**Jesyka Anne Clarkson       Secretary and Director
Richmond, British Columbia

Principle Occupation:        Legal Assistant

****Ms. Clarkson was appointed a director in October 2002 to fill the casual vacancy created by the resignation of Mr. Morse. She will serve until the next annual shareholders meeting.

A detailed summary of the background of each director and officer of the Corporation setting forth their principal occupation within the five preceding years is set forth below.


Peter Janssen, Secretary and Director, since 1999
*Resigned June 2001

Simon Arnison, Director and Chief Technology Officer since 1999

Mr. Arnison has held positions as a computer software developer and product manager since 1982. During the past 17 years, Mr. Arnison has held positions as Product Marketing Manager, Technical Director, VP Research and Development, and more recently Chief Technology Officer for Innotech Multimedia Corporation. He was one of the founders of Innotech, which has been a leading producer of information technology software for CD-ROM and the Inernet and Java based search applications. Mr. Arnison is currently President/CEO of CablesEdge Software, Inc.

Peter Janssen, Director, since 1997
*Resigned June 2001

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

Colin Morse, Director, since 1999
*Resigned April 2002

Mr. Morse is currently president of Feel Free Charter Ltd., (formerly Combat Sound Ltd.). Mr. Morse has experience in a broad range of business activities. He has during the past decade focused his activities on real estate development and finance.

Tim Metz, President/Chief Executive Officer/Chairman of the Board since 1998

Mr. Metz was appointed President and Chief Executive Officer in April 2000. He was also elected Chairman of the Board at the same time. Mr. Metz joined PeakSoft as the Chief Operations Officer in January 1998, bringing with him 30 years of experience in operations, business development and financing for manufacturing and high technology companies. Mr. Metz founded, financed and owned D&J Manufacturing (1976-1983) and ALKIRK Corporation (1990-1992). For both companies, he developed state-of-the-art high tech automated agile manufacturing and assembly plants, and managed operations, finance, business development, engineering, manufacturing, purchasing and R&D departments. Through successful contract negotiations Metz increased profits dramatically while reducing costs. In 1992, Mr. Metz joined Leading-Edge Earth Products in Seattle, Washington as President/CEO/Director. There he prepared and completed a successful registration of common stock and listed the company on the NASDAQ OTC-BB. From 1995-1997, Mr. Metz worked as a private consultant with various manufacturing companies and an international trading company.

**Jesyka Anne Clarkson, Director, since October 2002

Ms Clarkson brings to the board a substantial measure of experience in the record keeping required of Canadian companies. Given the activities that PeakSoft is currently contemplating, Ms Clarkson is well suited to assist the company to comply with regulatory requirements and to surmount regulatory hurdles.


ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

PeakSoft currently has one executive officer (following the resignation of one executive officer in April 2000). No cash compensation was paid to the one executive officer of PeakSoft, directly or indirectly, during the year ended September 30, 2001. The salary was booked and is part of the shares for debt settlement. There are no funds set aside or accrued by the Company for pension, retirement, or similar benefits.


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

                                    Annual Compensation
Name and                            -------------------    All Other
Principal Position          Year     Salary     Bonus     Compensation
--------------------        ----     ------     -----     ------------

Timothy W. Metz            2001- date 385,958 (CDN$ Accrued, included in debt
conversion see Item 1 "Background of the Corporation")
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

On February 11, 1999 the Company cancelled all outstanding (active) stock options. Re-issued 308,438 stock options, which have expired. The Company has no outstanding (active) stock options or warrants.

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

                        None                      None                None


The following information concerns the cash exercise of options during the year

                     Unexercised Options       Value of Unexercised in
                     at Year End (#)           the Money Options at
                                               Year-end ($)
-----------------------------------------------------------------------------

                        None                      None

Payments to Directors: The Company authorized a one-time payment of US$150,000 to its directors. The directors entered into debt conversion agreements which are included in the in the debt settlement discussed in Item 1 "Background of the Corporation".


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

At December 27, 2002, there are no options to acquire Common Shares outstanding:

GROUP             NO. OF SHARES    DATE OF  EXPIRY   EXERCISE PRICE
                  UNDER OPTION     GRANT    DATE       PER SHARE

None              None              N/A    N/A            N/A

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

Director/Officer Indebtedness: The Company is indebted to its directors in the aggregate of CDN$230,715 and to its President in the aggregate of CDN$383,958, all of which has been agreed to be converted to common shares of the Company as discussed in Item 1 "Background of the Corporation".


PART II

ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED - NOT APPLICABLE

PART III

ITEM 15 - DEFAULTS UPON SENIOR SECURITIES - NOT APPLICABLE

ITEM 16 - CHANGES IN SECURITIES,CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS- NOT APPLICABLE


PART IV

ITEM 17 - Financial Statements

                             PeakSoft Multinet Corp.


                               2001 ANNUAL REPORT






Letter to the Shareholders                                                   3


President's Statement (Management Discussion & Analysis)                     4


Auditor's Report                                                             6

US GAAP Statement by Auditor                                                 7


Financial Statements


         Consolidated Balance Sheet                                          8


         Consolidated Statement of Operations and Deficit                    9


         Consolidated Statement of Changes in Financial Position             10


         Notes to the Consolidated Financial Statements                      11


Corporate Information                                                        17

September 30, 2001


LETTER TO SHAREHOLDERS



Dear Shareholders;

The past year was pivotal for the Company. We completed negotiations with our creditors to eliminate virtually all of the Company's debt in August.

With this milestone accomplished, the management has focused on actively seeking new opportunities for our technology and the Company. As a debt free fully reporting company on two exchanges, The TSX and The OTC:BB, the Company is in a favourable position to move forward.

The lack of operating capital necessitated the Company to cease all marketing and sales activities in May 2001. The Company expects that the activity level for PeakSoft will continue to increase with operating expenses in excess of income until the third quarter of calendar 2002. The agreements with Real Networks, Inc; Peruzzo Informatica in Italy; Softline AG in Germany; Boomerang Software Inc. and Group Micro Serve in Belgium and Luxembourg have expired.

During the course of the year we entered into a Memorandum of Understanding with Voyager Entertainment for a reverse merger (RTO). The RTO was conditioned upon, amongst other things, Voyager obtaining financing. In light of the post 911 environment in the capital markets, Voyager was unable to obtain the required financing. The RTO was cancelled subsequent to the end of the year.

Subsequent to the end of the year the Company entered into a Licensing Agreement with Bartercard International for the exclusive rights to operate a Bartercard business in Canada. The License Agreement was also conditioned upon, amongst other things, in obtaining additional capital to operate. Unfortunately, the post 911 capital markets remained unchanged and the required operating capital could not be obtained. The agreement was cancelled in 2002.

We believe that we will be able to obtain an opportunity for the Company in the near future.



Sincerely yours,

/s/ Timothy W. Metz
-------------------
Timothy W. Metz
Chairman and Chief Executive Officer
December 27, 2002

AGEMENT'S DISCUSSION AND ANALYSIS

Year Ended September 30, 2001 Compared to Year Ended September 30, 2000

The following discussion should be read in conjunction with the financial statements and the notes thereto:

Revenue decreased from CDN $80,715 for the year ended September 30, 2000 in the comparable period in 2001 to CDN $32,233. This decrease is primarily due to the lack of operating capital to provide for sales and marketing. By utilizing e-commerce/partnering, cost of goods sold decreased substantially from CDN $6,533 for the year ended September 30, 2000 in the comparable period in 2001 to CDN $788, an 87.94% decrease.

Amortization decreased from CDN $38,370 for the year ended September 30, 2000 to CDN $37,792during the comparable period in 2001. Amortization in 2001 consisted of normal amortization of fixed assets such as computer hardware and furniture and fixtures.

General and administration expenses decreased from CDN $1,523,002 for the year ended September 30, 2000 in the comparable period in 2001 to CDN $1,016,065. This 39.28% decrease was primarily due to the transfer of certain personnel and ongoing operating expenses to Peak.com, Inc. as a result of its sale. During the year, the Company renewed its employment contract with key management personnel with the approval of the directors.

Selling and marketing expenses decreased from CDN $134,086 for the year ended September 30, 2000 in the comparable period in 2001 to CDN $0.0 a decrease of 100%. This was primarily due to management's continued reduction in expenses and the developmental stage of its planned new products and services, while continuing to focus on e-commerce/partnering as the preferred method of software distribution.

Research and development expenses decreased from CDN $105,095 for the year ended September 30, 2000 in the comparable period in 2001 to CDN $146, a decrease of 99.86%. This decline was primarily due to management's continued focus on reduction of expenses.

The loss for 2001 was CDN $1,022,558 down from, CDN $1,726,371 ($0.48 per share post-consolidation) This decrease in the loss resulted primarily from reduced expenses associated with the Company's redirected sales activity focus of its utility products toward e-commerce and strategic alliances, such as Real Networks, Software Builders and others, as well as reductions in overall expenses.

Liquidity and Capital Resources

As of September 30, 2001, the Company had a cash balance of CDN $935. During the year, the Company issued promissory notes for cash proceeds of CDN $436,183.

Capital assets decreased from CDN $51,351 for the year ended September 30, 2000 in the comparable period in 2001 to CDN $18,072 due to amortization. Note: All Capital assets were transferred to Peak.com, Inc., which was sold to IncuLab in November 2000.

Net assets were decreased from CDN $203,393 for the year ended September 30, 2000 in the comparable period in 2001 to CDN $ 120,305.

                                                                               4

Accounts payable and accrued liabilities increased from CDN $1,203,816 for the year ended September 30, 2000 to CDN $2,050,647 in the comparable period of 2001. This increase was primarily due to the recognition of management income that was due and payable.


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

/s/ Timothy W. Metz
-------------------
Timothy W. Metz
President










                                                                               5

GORDON K.W. GEE                                           #101 - 325 Howe Street
Chartered Accountant                                      Vancouver, BC  V6C 1Z7
 An incorporated professional                        Telephone: (604) 689 - 8815
                                                     Facsimile: (604) 689 - 8838
--------------------------------------------------------------------------------

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of PeakSoft Multinet Corporation (formerly PeakSoft Corporation):

I have audited the consolidated balance sheet of PeakSoft Multinet Corporation as at 30 September 2001 and 2000, the consolidated statements of operations and deficit and changes in cash for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted the audit in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 30 September 2001 and 2000 and the consolidated results of its operations and the changes in its cash for the years then ended in accordance with generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended 30 September 2001 and shareholders' equity to the extent summarized in note 11 to the financial statements.

                                                             /s/ Gordon K.W. Gee
                                                             -------------------
                                                                 Gordon K.W. Gee
Vancouver, B.C., Canada
 22 November 2002                                           Chartered Accountant

                                                                               6

GORDON K.W. GEE                                           #101 - 325 Howe Street
Chartered Accountant                                      Vancouver, BC  V6C 1Z7
 An incorporated professional                        Telephone: (604) 689 - 8815
                                                     Facsimile: (604) 689 - 8838
--------------------------------------------------------------------------------


COMMENTS BY AUDITOR FOR U.S. READERS ON CANADIAN-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. My report to the shareholders dated 22November 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

                                                             /s/ Gordon K.W. Gee
                                                             -------------------
                                                                 Gordon K.W. Gee
Vancouver, B.C., Canada
 22 November 2002                                           Chartered Accountant


























                                                                               7

Consolidated Balance Sheet (In Canadian dollars)
As at 30 September

--------------------------------------------------------------------------------
                                                   2001             2000
                                                     $                $
--------------------------------------------------------------------------------
ASSETS

   Current Assets
      Cash                                          935          112,132
      Accounts receivable                           406           13,687
      Prepaids and deposits                     100,892           24,393
                                          -----------------------------------
                                                102,233          150,212

      Investment                                      -            1,830

      Capital assets (Note 3)                    18,072           51,351

-----------------------------------------------------------------------------

                                                120,305          203,393
-----------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY

   Current Liabilities:

      Accounts payable and accrued
       liabilities                            2,050,647        1,203,816
      Notes payable (Note 4 )                 3,347,765        2,911,582
      Current portion of obligations under
           capital leases (Note 5)                    -            3,650
                                          -----------------------------------
                                              5,398,412        4,119,048



   Shareholders' Equity:
      Share capital (Note 6)                  9,019,271        9,019,271

      Accumulated deficit                   -14,297,378      -12,934,926
                                          -----------------------------------

                                             -5,278,107       -3,915,655
-----------------------------------------------------------------------------

                                                120,305          203,393
-----------------------------------------------------------------------------

(See accompanying notes to the financial statements)

ON BEHALF OF THE BOARD:

/s/ Jesyka Anne Clarkson
--------------------------
"Jesyka Anne Clarkson"
     Director

/s/ Timothy W. Metz
---------------------
"Timothy W. Metz"
      Director
                                                                               8

PEAKSOFT MULTINET CORPORATION

Consolidated Statement of Operations and Deficit (In Canadian dollars) For the years ending 30 September

----------------------------------------------------------------------------------------------------------

                                                       2001             2000              1999
                                                        $                $                 $
       ---------------------------------------------------------------------------------------------------
Sales                                                     32,233           80,715           536,339

Cost of goods sold                                           788            6,533            12,943

                                                  --------------------------------------------------------
                                                          31,445           74,182           523,396
Operating expenses:
      Amortization                                        37,792           38,370            50,694
      General and administration                       1,016,065        1,523,002         1,502,133
      Selling and marketing                                    -          134,086           314,723
      Research and development                               146          105,095           282,098
                                                  --------------------------------------------------------
                                                       1,054,003        1,800,553         2,149,648

                                                  --------------------------------------------------------
Earnings (loss) before the undernoted                 -1,022,558       -1,726,371        -1,626,252

Debt settlement with creditors                                 -                -           131,463
Loss on inventory abandonment                                  -                -           -42,234
Interest on short term debt                             -339,894         -257,359          -140,140
Loss on sale of investment                                     -                -          -217,850
Other income                                                   -          139,524                 -

                                                  --------------------------------------------------------

Loss                                                  -1,362,452       -1,844,206        -1,895,013

Accumulated deficit, beginning of year                12,934,926       11,090,720         9,195,707

----------------------------------------------------------------------------------------------------------

Accumulated deficit, end of year                      14,297,378       12,934,926        11,090,720
----------------------------------------------------------------------------------------------------------


Loss per common share                                       0.36             0.48              0.50
----------------------------------------------------------------------------------------------------------

(See accompanying notes to the financial statements)
                                                                               9

PEAKSOFT MULTINET CORPORATION

Consolidated Statement of Changes in Cash (In Canadian dollars)
As at 30 September

----------------------------------------------------------------------------------------------------------

                                                       2001             2000              1999
                                                        $                $                 $
----------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED IN ):
Operations:
      Net earnings (loss)                              -1,362,452       -1,844,206        -1,895,013
      Items not involving cash:
           Amortization                                    37,792           38,370            50,694
           Loss on sale of investment                           -                -           217,850
      Change in non-cash operating
           working capital                              1,216,146        1,820,495          -132,214
                                                  --------------------------------------------------------

                                                         -108,514           14,659        -1,758,683
                                                  --------------------------------------------------------

Financing:
      Repayments of long-term debt                              -                -         1,179,805
      Increase (decrease) in
           obligation under capital leases                      -           -1,897                 -
      Increase (decrease) in
           obligation to issue shares                           -                -           -26,742
      Issuance of share capital                                 -           63,826         2,948,098
                                                  --------------------------------------------------------

                                                                -           61,929         1,741,551
                                                  --------------------------------------------------------
Investments:
      Acquisition of investment                             1,830           -1,830                 -
      Proceeds of sale of investment                            -                -            66,150
      Purchase of capital assets                           -4,513          -18,621           -15,847
                                                  --------------------------------------------------------

                                                           -2,683          -20,451            50,303
                                                  --------------------------------------------------------

Increase (decrease) in cash position                     -111,197           56,137            33,171

Cash, beginning of year                                   112,132           55,995            22,824

----------------------------------------------------------------------------------------------------------

Cash, end of year                                             935          112,132            55,995
----------------------------------------------------------------------------------------------------------

(See accompanying notes to the financial statements)
                                                                              10

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2001 and 2000
--------------------------------------------------------------------------------

The Company is incorporated under the Laws of Alberta, Canada and its principal business activities are providing Internet software to corporate and individual users, and providing Internet portal facility.

1.   Continuing operations:

     These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, not withstanding that the Company incurred significant operating losses in the current and prior years. This basis of preparation may be inappropriate because significant doubt exists about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent upon obtaining additional external financing and on the attainment of profitable operations. Management is of the opinion that external financing will remain in place and that additional external financing will be obtained to enable the execution of its plan to concentrate on providing software for vertical markets. For this reason, the financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

2.   Significant accounting policies:

     (a) Principles of consolidation:
         The consolidated financial statements include the accounts of the Company and its wholly-owned American subsidiary, PeakSoft Multinet Corp. USA. All significant inter-company transactions and balances have been eliminated on consolidation.

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

     (d) Capital assets:
         Capital assets are stated at cost. Amortization is provided on the declining balance basis using the following annual rates:
                                                                         Rate

         Furniture and equipment                                        4 years
         Computer equipment                                             4 years
         Computer software                                              3 years
         Leasehold improvements                                         4 years

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2001 and 2000
--------------------------------------------------------------------------------

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

     (h) Financial instruments:
         The Company has applied retroactively the new accounting standard with respect to the presentation of financial instruments.

3.   Capital assets:
                                                          2001           2000

                                         Accumulated    Net book      Net book
                                Cost     amortization    value         value
                                 $            $            $             $
                              -------------------------------------------------
  Furniture and equipment     124,391      123,939          452         4,526
  Computer equipment          214,892      197,272       17,620        36,279
  Computer software            47,145       47,145            -             -
  Leasehold improvements       24,194       24,194            -        10,546

                              410,622      392,550       18,072        51,351
                              ===============================================

         Note: All Capital assets were transferred to Peak.com, Inc., which was sold IncuLab in November 2000.

4.   Notes payable:
                                                              2001       2000
                                                                $          $

Notes payable bearing interest at 12% per annum
with interest paid quarterly, and specific repayment terms. 3,347,765  2,911,582

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2001 and 2000
--------------------------------------------------------------------------------

5.  Share capital:

                                                                                Shares                    Amount
                                                                                     #                         $
         Authorized:                                                       --------------------------------------
         Unlimited voting common shares without par value
         Issued:
         Balance, 01 October 1994                                                82,036                    94,580
         Issued amount year ended 30 September 1995:
                  Issued to founders                                            293,018                         -
                  Issued for cash                                               324,287                   948,865
                  Issue for services and technology                              19,407                    45,700
                  Less share issuance costs                                           -                  (193,278)
         Issued amount year ended 30 September 1996:
                  Issued for cash                                               143,893                   667,500
                  Issued for services and technology                            213,026                 1,835,537
         Issued amount year ended 30 September 1997:
                  Issued for cash                                               443,158                 2,496,498
                  Issued for services and technology                             11,855                    75,969
                  Less share issuance costs                                           -                  (191,916)
         Issued amount year ended 30 September 1998:
                  Issued for cash                                               211,497                   623,281
         Issued amount year ended 30 September 1999:
                  Issued for cash                                             2,052,743                 2,981,847
                  Less share issuance costs                                           -                  (429,128)

         Issued amount year ended 30 September 2000:
                  Issued for services                                            36,054                    63,816
                                                                           --------------------------------------
Balance, 30 September 2000 and 2001                                           3,830,974                 9,019,271
                                                                           ======================================

6.   Fair value of financial instruments:

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

7.   Loss per common share:

     Loss per common share is based on the weighted average number of common shares outstanding during the year.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2001 and 2000
--------------------------------------------------------------------------------

8.   Related party transactions:

     The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:

                                                                 2001      2000
                                                                  $          $
                                                                 USD        USD
                                                            --------------------
     Salaries to directors and officers                       456,621    456,621
     Consulting fees and expense reimbursements to directors        -     34,700
     Legal fees paid to a former director                      38,000          -
                                                            --------------------
                                                              503,932    491,321
                                                            ====================

     These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.

9.   United States GAAP reconciliation:

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

     (a) Loss and loss per share:

                                                                  2001              2000             1999
                                                                    $                 $                $
                                                             ------------------------------------------------
         Loss in accordance with Canadian GAAP                (1,362,452)        (1,844,206)      (1,895,103)
         Difference in accounting for acquired
         research and development (note d)                             -                  -               -
         Loss in accordance with United States GAAP           (1,362,452)        (1,844,206)      (1,895,103)
                                                             ------------------------------------------------
         Loss per common share                                    $ 0.36             $ 0.49            $ 0.65
                                                             ================================================
         Weighted average number of shares used
         for calculation                                       3,830,974           3,820,928        2,910,854
                                                             ================================================

     (b) Balance sheet:

     The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

                                        30 September 2001                  30 September 2000
                                    Canadian    United States         Canadian       United States
                                      GAAP          GAAP                GAAP              GAAP
                                        $             $                   $                 &
                                   ----------------------------------------------------------------
         Accumulated deficit        14,297,378    13,475,149          12,934,926         12,112,697

     (c) Statement of cash flows:
         Cash used in operations and cash provided by financing activities would decrease by 2001 - $ nil and 2000 - $ nil.

     (d) Research and development:
         In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is charged to operations as it is incurred.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2001 and 2000
--------------------------------------------------------------------------------

     (e) Stock based compensation:
         The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, no compensation expense has been recognized for its stock based compensation plans in 2001 (2000 - nil, 1999 - nil).

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

                                                    2001             2000              1999
                                                      $                $                 $
         Loss - as reported                       1,362,452        1,844,206        1,895,013
         Loss - stock option value adjusted               -        2,177,462        2,545,486
         Loss per common share - as reported           0.36             0.49             0.50
         Loss per common share - adjusted              0.36             0.57             0.61

         The fair value of each option grant is estimated on the date of the grant using the following assumptions:

                                                    2001             2000              1999
         Expected dividend yield                          0%               0%              0%
         Expected stock price volatility                 n/a              70%             70%
         Risk-free interest rate                         n/a             5.5%            5.5%
         Expected life of options                        n/a.           1 yr.            2 yr.

     (f) Taxation:
         For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2001 and 2000
--------------------------------------------------------------------------------

         the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company has deferred tax assets of approximately $4,800,000 (2000 - $3,600,000 and 1999 -
         $3,300,000) arising from losses carried forward (see note 11). The Company has provided a valuation allowance against the entire deferred tax asset amount as it is more likely than not that they will not be realized.

10.  Commitments:

     There are no other commitments outstanding not already reported elsewhere in these notes to the financial statements.

11.  Income taxes:

     The Company has non-capital losses from foreign and Canadian operation available for offset against future taxable income totaling approximately USD $4,000,000 in the United States and CDN $7,720,000 in Canada


12.  Subsequent Events:

     The following is subject to regulatory and shareholder approval:

     (a) Subsequent to this year end the Company has resolved to convert certain debts for shares at CDN$0.26 per share of the shares for debt arrangement were to be in effect at the year end, the liabilities and shareholders' equity on the balance sheet would be as follows:


                                                        2001            2000
                                                          $               $
                                                      --------------------------
          Liabilities                                   -               119,048

          Shareholder's Equity
            Share Capital                              18,038,542     9,019,271
          Accumulated Deficiency                      (14,297,378)  (12,934,926)
                                                      --------------------------
                                                      ( 3,741,164)  ( 3,915,655)
                                                      ==========================

     (b) Subsequent to the approval and issuance of the shares pursuant to the shares for debt conversions, the Company will have 27,846,474 shares outstanding.

13.  Comparative figures:

     Certain of the comparative amounts have been reclassified to conform with the financial presentation adopted in the current fiscal year.

Company Information:


Corporate Headquarters

PeakSoft Multinet Corp.
3930 Meridian Street, Suite C117
Bellingham, WA  98226
USA
Tel: (360) 961-1419   Fax: (360) 647-5960


Investor Relations

PeakSoft Multinet Corp.
(360) 961-1419

Stock Listing

PeakSoft Multinet Corp. common stock is traded on the TSX under symbol PKS and in the US on the OTC:BB under the symbol PEAMF.

Auditor

Gordon K. W. Gee, Chartered Accountant
#101 - 325 Howe Street
Vancouver, BC V6C 1Z7
Tel: (604) 689-8815   Fax: (604) 689-8838

Corporate Counsel

Forbes, Boyle & Patterson
Barristers & Solicitors
Suite 215 -8171 Cook Road
Richmond, BC V6Y 3T8
Tel: (604)-273-7575   Fax: (604)-273-8475

Transfer Agent and Registrar

Computershare Trust Company of Canada, Calgary, Alberta

Directors

Timothy W. Metz, Chairman of the Board
Simon Arnison, Director
Jesyka Anne Clarkson, Director


Management

Timothy W. Metz, Chief Executive Officer and President

Jesyka Anne Clarkson, Secretary

ITEM 18 - Financial Statements See Item 17.


ITEM 19 - Financial Statements and Exhibits

(A)     Financial Statements

        Peaksoft Multinet Corp.


        Report of Independent Auditors

        Comments by Auditor for US readers on Canadian - US reporting difference

                 Consolidated Balance Sheets as of September 30, 2001 and 2000

                 Consolidated Statements of Operations and Deficit for the Years Ended September 30, 2001, 2000 and 1999

                 Consolidated Statement of Changes in Financial Position for the Years Ended September 30, 2001, 2000 and 1999

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

**Exhibit 23 - Demand Promissory Note - January 14, 1999


**Exhibit 24 - Demand Promissory Note - January 14, 1999


**Exhibit 25 - Demand Promissory Note - March 8, 1999


**Exhibit 26 - Demand Promissory Note - March 8, 1999

**Exhibit 27 - Demand Promissory Note - May 28, 1999

**Exhibit 28 - Demand Promissory Note - July 27, 1999

**Exhibit 29 - Demand Promissory Note - August 6, 1999

**Exhibit 30 - Demand Promissory Note - August 19, 1999

**Exhibit 31 - Demand Promissory Note - September 29, 1999

**Exhibit 32 - Demand Promissory Note - October 14, 1999

**Exhibit 33 - Demand Promissory Note - October 29, 1999

**Exhibit 34 - Demand Promissory Note - November 30, 1999

**Exhibit 35 - Demand Promissory Note - December 16, 1999

**Exhibit 36 - Demand Promissory Note - January 13, 2000

**Exhibit 37 - Demand Promissory Note - February 9, 2000

**Exhibit 38 - Demand Promissory Note - March 30, 2000

**Exhibit 39 - Demand Promissory Note - March 31, 2000

** AS PREVIOUSLY FILED IN OUR FORM 20-F/A FILED ON APRIL 5, 2001

Exhibit 40 - Debt Conversion Agreement Simon Arnison - August 1, 2001

This DEBT CONVERSION AGREEMENT is dated for reference August 1, 2001.


BETWEEN: Simon Arnison, 16 Upper Warren Avenue, Caversham, Reading, United Kingdom RG14 7EJ

                                     (hereinafter referred to as the "Creditor")
                                                               OF THE FIRST PART

AND:

         PEAKSOFT MULTINET CORP., an Alberta company
         (Corporate Access No. 20706089) which maintains an office located at 3930 Meridian Street, Suite C117, Bellingham, WA 98226, USA.

                                         (hereinafter referred to as "PeakSoft")
                                                              OF THE SECOND PART

AMOUNT OF DEBT:                             US$50,000. (CDN$75,689)
NUMBER OF SUBSTITUTION SHARES        291,111 (at CDN$0.26/share)

A.    WHEREAS PeakSoft is indebted to the Creditor in the amount of the debt;

B. AND WHEREAS the Creditor and PeakSoft intend that the indebtedness should be satisfied by the issuance by PeakSoft to the Creditor of substitution shares (as hereinafter defined);

     NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of $5 now paid by PeakSoft to the Creditor (the sufficiency and receipt of which is hereby acknowledged by the Creditor), and in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the participants hereby agree each with the other as follows:


ARTICLE 1 -- DEFINITIONS AND INTERPRETATION
-------------------------------------------

1.01 "Business day" means any day that the Canadian Venture Exchange is open for the trading of shares by members of the general public.

1.02 "Debt" means the indebtedness of PeakSoft to the Creditor, the amount of which appears on the line adjacent to the words "AMOUNT OF DEBT" on the first page hereof.

1.03 "Investment" means any direct or indirect purchase or other acquisition of stock or other securities from any person, or any direct or indirect loan, advance (other than advance payments remitted in the ordinary course of business) or capital contribution to any person.

1.04 "Participant" means either party to this Agreement. "Participants" means both parties to this Agreement.

1.05 "Person" means any natural person, partnership, trust, society, body corporate, body politic and any other legal entity, including (without limiting the generality of the foregoing) any ministry, department, agency of, or statutory body created by, any government, including a municipal government. The term "person" as used herein means "person or persons" wherever the circumstances to which the provisions of this Agreement are to be applied shall reasonably admit or require.

1.06 "Regulatory authority" means any regulatory body, including any stock exchange or securities commission, which has jurisdiction over the allotment, the issuance or the transfer of the shares of PeakSoft.

1.07 "Substitution shares" means those common shares in the capital stock of PeakSoft which are being issued to the Creditor by PeakSoft in satisfaction of the debt of PeakSoft to the Creditor.

1.08 Where a word or an expression is defined in this Agreement, other parts of speech and grammatical forms of the same word or expression have corresponding meanings. The words and expressions defined in this article shall have the meanings herein set out throughout this Agreement irrespective of whether they are printed in a bold font or otherwise emphasized, and irrespective of whether the first letter of each appears in upper case or lower case type.

1.09 The headings contained in this Agreement and in any annexures to it are included solely for reference and do not affect the interpretation of this Agreement or define, limit or construe the contents of any provision of it.

1.10 Wherever the singular or the masculine pronoun is used in this Agreement, the same shall be construed to mean the plural, or the feminine, or the body politic or corporate, where the context in which this term is found within this Agreement or the circumstances to which the provisions of this Agreement are to be applied shall reasonably admit or require.

1.11 The terms and conditions herein set out shall enure to the benefit of and shall bind each of the participants and his every successor in interest, including, without limiting the generality of the foregoing, any and all companies succeeding a corporate participant by reason of amalgamation, all receivers and receiver-managers, all liquidators, all trustees-in-bankruptcy, all committees, personal representatives and heirs.

ARTICLE 2 -- CONVERSION OF DEBT TO EQUITY
-----------------------------------------

2.01 The Creditor hereby agrees to exchange the debt, together with any and all interest and any and all other contractual charges which may have accrued thereon, for the number of substitution shares which is set out the line adjacent to the words "NUMBER OF SUBSTITUTION SHARES" which appear on page one hereof, and PeakSoft hereby agrees to issue such substitution shares. The participants acknowledge that the number of substitution shares to be allotted and issued by PeakSoft may be amended by a regulatory authority. The participants agree that in the event of such amendment in the number of shares permitted to be allotted and issued, the number of substitution shares set out in this Agreement shall be amended, without any further action being required on the part of the participants, to that number permitted to be allotted and issued to the Creditor by such regulatory authority or authorities.

2.03 The closing of the transaction hereby contemplated shall take place at PeakSoft's offices or at such other place as the participants may agree, at 11:00 hours on the fourth clear business day following the satisfaction or waiver of all conditions precedent to the operation of this Agreement, or at such other time as the participants may mutually determine. At the closing PeakSoft will deliver to the Creditor a certificate representing the number of substitution shares set out on the line adjacent to the words "NUMBER OF SUBSTITUTION SHARES" which appear on page one hereof, provided that should the number of substitution shares be amended by a regulatory authority, the said certificate shall represent that number of substitution shares as shall be stipulated by the said regulatory authority. The substitution shares shall be duly authorized, validly issued, fully paid and nonassessable.


ARTICLE 3 -- CREDITOR'S REPRESENTATIONS AND ACKNOWLEDGEMENTS
------------------------------------------------------------

3.01     The Creditor hereby warrants to PeakSoft:

         (a) that the amount of the debt is accurately set out on the line adjacent to the words "AMOUNT OF DEBT" which appears on the first page hereof; and
         (b) that upon the issuance of the substitution shares to the Creditor in accordance with the provisions of the preceding paragraph, the Creditor will have no actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims or demands whatsoever in law or in equity against PeakSoft.

3.02 The Creditor hereby represents, warrants and agrees that the substitution shares are being acquired for his own account and for investment and not with a view to resale or distribution.

3.03 The Creditor represents and warrants that it has not committed any act of bankruptcy as defined by the Bankruptcy and Insolvency Act (Canada) within the 12 months next preceding the date of this Agreement;

3.04 The Creditor shall file all notices, agreements, forms, undertakings or reports with the regulatory authorities as may be necessary in furtherance of the transaction contemplated herein, and shall provide copies of all such documents for inclusion among the corporate records of PeakSoft.

3.05 In the event that the substitution shares are issued with a hold period or with any other restriction imposed by any regulatory body, the Creditor will not sell substitution shares prior to the expiration of that hold period or in violation of that restriction.

3.06 The Creditor agrees not to sell the substitution shares in the United States of America or to persons resident in the United States of America except by transactions which satisfy all applicable United States' securities laws. The Creditor agrees to require each person who purchases any such securities from the Creditor prior to the expiration of any hold period to covenant that by purchasing such securities he represents and agrees that he will comply with such restrictions on offers and sales, and will require of any other purchaser to whom he sells such securities a covenant in substantially the same terms.

3.07 The Creditor acknowledges that no person has made to the Creditor any written or oral representation that any person will resell or repurchase the substitution shares, as to the future price or value of the substitution shares, or that the substitution shares will be listed and posted for trading on a stock exchange or that application has been made to list and to post the substitution shares for trading on a stock exchange.

3.08 If the Creditor is a corporation, it covenants that it is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization.


ARTICLE 4 -- CONDITIONS PRECEDENT
---------------------------------

4.01 It shall be a condition precedent to the operation of this Agreement that [PeakSoft's shareholders and] the Canadian Venture Exchange shall have approved the transactions contemplated herein.

4.02 PeakSoft's obligation to complete the transaction contemplated by this Agreement is subject to fulfillment of the following conditions, which are for the sole benefit of PeakSoft:

         (a) that the representations and warranties set forth in Article 3 above shall be true and correct in all material respects at and as of the closing date;
         (b) that the Creditor shall have performed and complied with all of its covenants herein contained in all material respects up to and including the closing date;
         (c) that no litigation or proceeding shall be pending before any arbitrator, court or other person in the course of which it is possible that an unfavorable injunction, judgment, order, decree, ruling or charge could be issued which would:
                  (i) prevent the completion of any of the transactions contemplated by this Agreement; or
                  (ii) cause any of the transactions contemplated by this Agreement to be rescinded following such completion; and
         (d) that no injunctions, judgment, order, decree, ruling or charge which would have any of the effects described in clause (c) of this paragraph above shall be in force.

         If any of the above conditions have not been fulfilled by the closing date PeakSoft may by notice in writing to the Creditor either waive fulfillment thereof or elect not to complete. If PeakSoft elects not to complete, this Agreement shall be null and void and neither participant shall have any further rights or obligations hereunder.

ARTICLE 5 -- FORCE MAJEUR
-------------------------

5.01 Neither participant shall be in breach of this Agreement where its failure to perform or its delay in performing any obligation is due wholly or in part to a cause beyond its reasonable control, including but not limited to:

         (a)      any act of God (eg, floods, earthquakes or storms);
         (b) any act of any national, civil or military authority, or of any public enemy;
         (c)      conflagration, civil commotion, insurrection, sabotage or war;
         (d)      epidemic or quarantine; or
         (e)      strikes, lockouts and other labour disputes.

5.02 Each participant shall notify the other promptly of any failure to perform or delay in performing any of his obligations under this Agreement due to a cause described in the preceding paragraph, and shall provide an estimate, as soon as practicable, of the date upon which the obligation will be performed. The time for performing the obligation shall be extended for a period of time at least equal to the period of delay resulting from such cause.

ARTICLE 6 -- GOVERNING LAW AND JURISDICTION
-------------------------------------------

6.01 This Agreement shall be governed by and shall be construed in accordance with both the procedural and the substantive laws of the Province of British Columbia, in the Dominion of Canada, to the exclusion of the law of any other jurisdiction. By entering into this Agreement the participants agree that any cause of action which arises in respect of the construction and/or the performance of this Agreement or any provision hereof shall be deemed to have arisen in the Province of British Columbia, and accept and attorn to the jurisdiction of the Supreme Court of British Columbia. The participants agree that no resort shall be taken to any other Court or tribunal in any other jurisdiction, save only where and in those instances in which it shall become necessary to seek the enforcement of an Order of the Supreme Court of British Columbia beyond its territorial jurisdiction.


ARTICLE 7 -- GENERAL PROVISIONS
-------------------------------

7.01     Time is of the essence of this Agreement.

7.02 The failure of either or any participant to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit that participant's rights herein contained including the provision that time is of the essence hereof. In the event that time being of the essence should be waived by either or any participant at any time, time shall continue to be of the essence of this Agreement without the necessity of the participant so waiving giving notice to the other(s) reinstating this provision.

7.03 There are no implied covenants contained in this Agreement other than those of good faith and fair dealing. This Agreement contains the entire understanding between or among the participants relating to the subject matters hereof, and supercedes all representations, warranties and agreements, whether oral or written which antedate it. No modification of this Agreement shall be valid unless made in writing and duly executed by the participants.

7.04     Each of the participants hereby covenants and agrees:

         (a) to execute and to deliver such further and other agreements, instruments, assurances, undertakings, acknowledgments and documents;
         (b) to cause such meetings to be held, such resolutions to be passed and such by-laws to be enacted;
         (c)      to exercise his vote and influence; and
         (d) to do and to perform and to cause to be done and performed any such further and other acts and things; as may be necessary or desirable in order to give full effect to this Agreement and every part hereof.

7.05 In the event that any term or provision of this Agreement should be deemed by a court of competent jurisdiction to be excessively broad in scope, duration or area of applicability, the court considering the same will have the power -- and is hereby authorized and directed -- to limit such scope, duration or area of applicability, or all of them, so that such term or provision is no longer excessively broad, and to enforce the same as so limited. Subject to the foregoing sentence, in the event that any provision of this Agreement is be held to be invalid or unenforceable for any reason, such provision shall be severed from and shall be deemed not to be a part of this Agreement, but such severance shall in no way affect any of the remaining provisions hereof or cause the same to be void.

7.06 This Agreement may be executed in counterpart and shall (in the absence of any other provision herein contained to the contrary) be deemed to have been entered into at the City of Vancouver, in the Province of British Columbia on the date which appears at the head of the first page hereof. A collection of counterparts of this Agreement bearing between or among them the signatures of all participants shall be deemed to be one original fully executed copy of it. The participants agree that counterparts of this Agreement may be delivered by fax transmission.

7.07 The participants intend to be legally bound by the provisions of this Agreement and each hereby adopts the designation "SEAL" which appears adjacent to his signature or to the signature of its authorized signatory below to be his or its seal.


IN WITNESS WHEREOF the participants execute this Agreement and deliver counterparts of the same each to the other.


PEAKSOFT MULTINET CORP.                              Simon Arnison
by its authorized signatory                          by its authorized signatory


/s/ T.W. Metz                                        /s/ Simon Arnison
__________________SEAL                               _____________________SEAL
Timothy Metz                                        Simon Arnison
Chief Executive Officer
                                                   ___________________________
                                                          Please print name

Exhibit 41 - Debt Conversion Agreement Baron & Company - August 1, 2001

This DEBT CONVERSION AGREEMENT is dated for reference August 1, 2001.


BETWEEN: Baron & Company, a Washington company which maintains an office at 1319 Cornwall Street, Suite 200; Bellingham, WA 98225. Telephone 360-671-8708, facsimile 360-647-5351.

                                     (hereinafter referred to as the "Creditor")
                                                              OF THE FIRST PART

AND:

                  PEAKSOFT MULTINET CORP., an Alberta company
                  (Corporate Access No. 20706089) which maintains an office located at 3930 Meridian Street, Suite C117, Bellingham, WA 98226, USA.

                                         (hereinafter referred to as "PeakSoft")
                                                             OF THE SECOND PART

AMOUNT OF DEBT:                             US$1,396 (CDN$2,113)
NUMBER OF SUBSTITUTION SHARES        8,128 (at CDN$0.26/share)

A. WHEREAS PeakSoft is indebted to the Creditor in the amount of the debt;

B. AND WHEREAS the Creditor and PeakSoft intend that the indebtedness should be satisfied by the issuance by PeakSoft to the Creditor of substitution shares (as hereinafter defined);

         NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of $5 now paid by PeakSoft to the Creditor (the sufficiency and receipt of which is hereby acknowledged by the Creditor), and in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the participants hereby agree each with the other as follows:


ARTICLE 1 -- DEFINITIONS AND INTERPRETATION
-------------------------------------------

1.01 "Business day" means any day that the Canadian Venture Exchange is open for the trading of shares by members of the general public.

1.02 "Debt" means the indebtedness of PeakSoft to the Creditor, the amount of which appears on the line adjacent to the words "AMOUNT OF DEBT" on the first page hereof.

1.03 "Investment" means any direct or indirect purchase or other acquisition of stock or other securities from any person, or any direct or indirect loan, advance (other than advance payments remitted in the ordinary course of business) or capital contribution to any person.

1.04 "Participant" means either party to this Agreement. "Participants" means both parties to this Agreement.

1.05 "Person" means any natural person, partnership, trust, society, body corporate, body politic and any other legal entity, including (without limiting the generality of the foregoing) any ministry, department, agency of, or statutory body created by, any government, including a municipal government. The term "person" as used herein means "person or persons" wherever the circumstances to which the provisions of this Agreement are to be applied shall reasonably admit or require.

1.06 "Regulatory authority" means any regulatory body, including any stock exchange or securities commission, which has jurisdiction over the allotment, the issuance or the transfer of the shares of PeakSoft.

1.07 "Substitution shares" means those common shares in the capital stock of PeakSoft which are being issued to the Creditor by PeakSoft in satisfaction of the debt of PeakSoft to the Creditor.

1.08 Where a word or an expression is defined in this Agreement, other parts of speech and grammatical forms of the same word or expression have corresponding meanings. The words and expressions defined in this article shall have the meanings herein set out throughout this Agreement irrespective of whether they are printed in a bold font or otherwise emphasized, and irrespective of whether the first letter of each appears in upper case or lower case type.

1.09 The headings contained in this Agreement and in any annexures to it are included solely for reference and do not affect the interpretation of this Agreement or define, limit or construe the contents of any provision of it.

1.10 Wherever the singular or the masculine pronoun is used in this Agreement, the same shall be construed to mean the plural, or the feminine, or the body politic or corporate, where the context in which this term is found within this Agreement or the circumstances to which the provisions of this Agreement are to be applied shall reasonably admit or require.

1.11 The terms and conditions herein set out shall enure to the benefit of and shall bind each of the participants and his every successor in interest, including, without limiting the generality of the foregoing, any and all companies succeeding a corporate participant by reason of amalgamation, all receivers and receiver-managers, all liquidators, all trustees-in-bankruptcy, all committees, personal representatives and heirs.


ARTICLE 2 -- CONVERSION OF DEBT TO EQUITY
-----------------------------------------

2.01 The Creditor hereby agrees to exchange the debt, together with any and all interest and any and all other contractual charges which may have accrued thereon, for the number of substitution shares which is set out the line adjacent to the words "NUMBER OF SUBSTITUTION SHARES" which appear on page one hereof, and PeakSoft hereby agrees to issue such substitution shares. The participants acknowledge that the number of substitution shares to be allotted and issued by PeakSoft may be amended by a regulatory authority. The participants agree that in the event of such amendment in the number of shares permitted to be allotted and issued, the number of substitution shares set out in this Agreement shall be amended, without any further action being required on the part of the participants, to that number permitted to be allotted and issued to the Creditor by such regulatory authority or authorities.

2.03 The closing of the transaction hereby contemplated shall take place at PeakSoft's offices or at such other place as the participants may agree, at 11:00 hours on the fourth clear business day following the satisfaction or waiver of all conditions precedent to the operation of this Agreement, or at such other time as the participants may mutually determine. At the closing PeakSoft will deliver to the Creditor a certificate representing the number of substitution shares set out on the line adjacent to the words "NUMBER OF SUBSTITUTION SHARES" which appear on page one hereof, provided that should the number of substitution shares be amended by a regulatory authority, the said certificate shall represent that number of substitution shares as shall be stipulated by the said regulatory authority. The substitution shares shall be duly authorized, validly issued, fully paid and nonassessable.


ARTICLE 3 -- CREDITOR'S REPRESENTATIONS AND ACKNOWLEDGEMENTS
------------------------------------------------------------

3.01     The Creditor hereby warrants to PeakSoft:
         (a) that the amount of the debt is accurately set out on the line adjacent to the words "AMOUNT OF DEBT" which appears on the first page hereof; and
         (b) that upon the issuance of the substitution shares to the Creditor in accordance with the provisions of the preceding paragraph, the Creditor will have no actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims or demands whatsoever in law or in equity against PeakSoft.

3.02 The Creditor hereby represents, warrants and agrees that the substitution shares are being acquired for his own account and for investment and not with a view to resale or distribution.

3.03 The Creditor represents and warrants that it has not committed any act of bankruptcy as defined by the Bankruptcy and Insolvency Act (Canada) within the 12 months next preceding the date of this Agreement;

3.04 The Creditor shall file all notices, agreements, forms, undertakings or reports with the regulatory authorities as may be necessary in furtherance of the transaction contemplated herein, and shall provide copies of all such documents for inclusion among the corporate records of PeakSoft.

3.05 In the event that the substitution shares are issued with a hold period or with any other restriction imposed by any regulatory body, the Creditor will not sell substitution shares prior to the expiration of that hold period or in violation of that restriction.

3.06 The Creditor agrees not to sell the substitution shares in the United States of America or to persons resident in the United States of America except by transactions which satisfy all applicable United States' securities laws. The Creditor agrees to require each person who purchases any such securities from the Creditor prior to the expiration of any hold period to covenant that by purchasing such securities he represents and agrees that he will comply with such restrictions on offers and sales, and will require of any other purchaser to whom he sells such securities a covenant in substantially the same terms.

3.07 The Creditor acknowledges that no person has made to the Creditor any written or oral representation that any person will resell or repurchase the substitution shares, as to the future price or value of the substitution shares, or that the substitution shares will be listed and posted for trading on a stock exchange or that application has been made to list and to post the substitution shares for trading on a stock exchange.

3.08 If the Creditor is a corporation, it covenants that it is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization.


ARTICLE 4 -- CONDITIONS PRECEDENT
---------------------------------

4.01 It shall be a condition precedent to the operation of this Agreement that [PeakSoft's shareholders and] the Canadian Venture Exchange shall have approved the transactions contemplated herein.

4.02 PeakSoft's obligation to complete the transaction contemplated by this Agreement is subject to fulfillment of the following conditions, which are for the sole benefit of PeakSoft: (a) that the representations and warranties set forth in Article 3 above shall be true and correct in all material respects at and as of the closing date;
         (b) that the Creditor shall have performed and complied with all of its covenants herein contained in all material respects up to and including the closing date;
         (c) that no litigation or proceeding shall be pending before any arbitrator, court or other person in the course of which it is possible that an unfavorable injunction, judgment, order, decree, ruling or charge could be issued which would:

                  (i) prevent the completion of any of the transactions contemplated by this Agreement; or
                  (ii) cause any of the transactions contemplated by this Agreement to be rescinded following such completion; and (d) that no injunctions, judgment, order, decree, ruling or charge which would have any of the effects described in clause (c) of this paragraph above shall be in force.
         If any of the above conditions have not been fulfilled by the closing date PeakSoft may by notice in writing to the Creditor either waive fulfillment thereof or elect not to complete. If PeakSoft elects not to complete, this Agreement shall be null and void and neither participant shall have any further rights or obligations hereunder.


ARTICLE 5 -- FORCE MAJEUR
-------------------------

5.01 Neither participant shall be in breach of this Agreement where its failure to perform or its delay in performing any obligation is due wholly or in part to a cause beyond its reasonable control, including but not limited to:
         (a)      any act of God (eg, floods, earthquakes or storms);
         (b) any act of any national, civil or military authority, or of any public enemy;
         (c)      conflagration, civil commotion, insurrection, sabotage or war;
         (d)      epidemic or quarantine; or
         (e)      strikes, lockouts and other labour disputes.

5.02 Each participant shall notify the other promptly of any failure to perform or delay in performing any of his obligations under this Agreement due to a cause described in the preceding paragraph, and shall provide an estimate, as soon as practicable, of the date upon which the obligation will be performed. The time for performing the obligation shall be extended for a period of time at least equal to the period of delay resulting from such cause.


ARTICLE 6 -- GOVERNING LAW AND JURISDICTION
-------------------------------------------

6.01 This Agreement shall be governed by and shall be construed in accordance with both the procedural and the substantive laws of the Province of British Columbia, in the Dominion of Canada, to the exclusion of the law of any other jurisdiction. By entering into this Agreement the participants agree that any cause of action which arises in respect of the construction and/or the performance of this Agreement or any provision hereof shall be deemed to have arisen in the Province of British Columbia, and accept and attorn to the jurisdiction of the Supreme Court of British Columbia. The participants agree that no resort shall be taken to any other Court or tribunal in any other jurisdiction, save only where and in those instances in which it shall become necessary to seek the enforcement of an Order of the Supreme Court of British Columbia beyond its territorial jurisdiction.


ARTICLE 7 -- GENERAL PROVISIONS
-------------------------------

7.01     Time is of the essence of this Agreement.

7.02 The failure of either or any participant to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit that participant's rights herein contained including the provision that time is of the essence hereof. In the event that time being of the essence should be waived by either or any participant at any time, time shall continue to be of the essence of this Agreement without the necessity of the participant so waiving giving notice to the other(s) reinstating this provision.

7.03 There are no implied covenants contained in this Agreement other than those of good faith and fair dealing. This Agreement contains the entire understanding between or among the participants relating to the subject matters hereof, and supercedes all representations, warranties and agreements, whether oral or written which antedate it. No modification of this Agreement shall be valid unless made in writing and duly executed by the participants.

7.04     Each of the participants hereby covenants and agrees:
         (a) to execute and to deliver such further and other agreements, instruments, assurances, undertakings, acknowledgments and documents;
         (b) to cause such meetings to be held, such resolutions to be passed and such by-laws to be enacted; (c) to exercise his vote and influence; and (d) to do and to perform and to cause to be done and performed any such further and other acts and things; as may be necessary or desirable in order to give full effect to this Agreement and every part hereof.

7.05 In the event that any term or provision of this Agreement should be deemed by a court of competent jurisdiction to be excessively broad in scope, duration or area of applicability, the court considering the same will have the power -- and is hereby authorized and directed -- to limit such scope, duration or area of applicability, or all of them, so that such term or provision is no longer excessively broad, and to enforce the same as so limited. Subject to the foregoing sentence, in the event that any provision of this Agreement is be held to be invalid or unenforceable for any reason, such provision shall be severed from and shall be deemed not to be a part of this Agreement, but such severance shall in no way affect any of the remaining provisions hereof or cause the same to be void.

7.06 This Agreement may be executed in counterpart and shall (in the absence of any other provision herein contained to the contrary) be deemed to have been entered into at the City of Vancouver, in the Province of British Columbia on the date which appears at the head of the first page hereof. A collection of counterparts of this Agreement bearing between or among them the signatures of all participants shall be deemed to be one original fully executed copy of it. The participants agree that counterparts of this Agreement may be delivered by fax transmission.

7.07 The participants intend to be legally bound by the provisions of this Agreement and each hereby adopts the designation "SEAL" which appears adjacent to his signature or to the signature of its authorized signatory below to be his or its seal.


IN WITNESS WHEREOF the participants execute this Agreement and deliver counterparts of the same each to the other.


PEAKSOFT MULTINET CORP.                         Baron & Company
by its authorized signatory                     by its authorized signatory

/s/ T.W. Metz                                   /s/ Baron & Company
 _____________________SEAL                      _____________________SEAL
Timothy Metz                                    Signature
Chief Executive Officer
                                                 ---------------------------
                                                       Please print name

Exhibit 42 - Debt Conversion Agreement Coby Capital Corporation - December 21, 2000



BETWEEN:  COBY CAPITAL CORPORATION, 1055 Washington Boulevard,
          Stamford, CT 06901, Fax number for delivery: (203) 325-2506

                                     (hereinafter referred to as the "Creditor")
                                                               OF THE FIRST PART

AND:

         PEAKSOFT MULTINET CORP., an Alberta company which has its chief place of business located at 114 West Magnolia Street, Suite 447, Bellingham, WA 98225, USA. Fax number for delivery:
         (360) 392-3911.  Email address for delivery: twm1@msn.com

                                         (hereinafter referred to as "PeakSoft")
                                                              OF THE SECOND PART

AMOUNT OF DEBT:                      $23,834

NUMBER OF SUBSTITUTION SHARES         91,669

A.    WHEREAS PeakSoft is indebted to the Creditor in the amount of the debt;

B. AND WHEREAS the Creditor and PeakSoft intend that the indebtedness should be satisfied by the issuance by PeakSoft to the Creditor of substitution shares (as hereinafter defined);

     NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and promises herein contained to be performed by the participants, the participants hereby covenant and agree each with the other as follows:


ARTICLE 1 -- DEFINITIONS AND INTERPRETATION
-------------------------------------------

1.01 "Business day" means any day that the Canadian Venture Exchange is open for the trading of shares by members of the general public.

1.02 "Debt" means the indebtedness of PeakSoft to the Creditor, the amount of which appears on the line adjacent to the words "AMOUNT OF DEBT" on the first page hereof.

1.03 "Investment" when applied to any person, means any direct or indirect purchase or other acquisition by such person of stock or other securities from any other person, or any direct or indirect loan, advance (other than advances to employees for moving and travel expenses, drawing accounts and similar expenditures in the ordinary course of business) or capital contribution by such person to any other person.

1.04 "Participant" means either party to this Agreement. "Participants" means both parties to this Agreement.

1.05 "Person" means any natural person, partnership, trust, society, body corporate, body politic and any other legal entity, including (without limiting the generality of the foregoing) any ministry, department, agency of, or statutory body created by, any government, including a municipal government. The term "person" as used herein means "person or persons" wherever the circumstances to which the provisions of this Agreement are to be applied shall reasonably admit or require.

1.06 "Substitution shares" means those common shares in the capital stock of PeakSoft which are being issued to the Creditor by PeakSoft in satisfaction of the debt of PeakSoft to the Creditor.

1.07 References contained herein to sums of money are expressed in the currency of the Dominion of Canada.

1.08 Where a word or an expression is defined in this Agreement, other parts of speech and grammatical forms of the same word or expression have corresponding meanings. The words and expressions defined in this Article shall have the meanings herein set out throughout this Agreement irrespective of whether the first letter of each appears in upper case or lower case type and irrespective of whether they are printed in a bold font or otherwise emphasized.

1.09 The headings contained in this Agreement and in any annexures to it are included solely for reference and do not affect the interpretation of this Agreement or define, limit or construe the contents of any provision of it.

1.10 Wherever the singular or the masculine pronoun is used in this Agreement, the same shall be construed to mean the plural, or the feminine, or the body politic or corporate, where the context in which this term is found within this Agreement or the circumstances to which the provisions of this Agreement are to be applied shall reasonably admit or require.

1.11 The terms and conditions herein set out shall enure to the benefit of and shall bind each of the participants and his every successor in interest, including, without limiting the generality of the foregoing, any and all companies succeeding a corporate participant by reason of amalgamation, all receivers and receiver-managers, all liquidators, all trustees-in-bankruptcy, all committees, personal representatives and heirs.

ARTICLE 2 -- CONVERSION OF DEBT TO EQUITY
-----------------------------------------

2.01 The Creditor hereby agrees to exchange the debt, together with any and all interest and any and all other contractual charges which may have accrued thereon, for the number of substitution shares which is set out the line adjacent to the words "NUMBER OF SUBSTITUTION SHARES" which appear on page one hereof, and PeakSoft hereby agrees to issue such substitution shares.

2.02     The Creditor hereby warrants to PeakSoft:
         (a) that the amount of the debt is accurately set out on the line adjacent to the words "AMOUNT OF DEBT" which appears on the first page hereof; and
         (b) that upon the issuance of the substitution shares to the Creditor in accordance with the provisions of the preceding paragraph, the Creditor will have no actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims or demands whatsoever against PeakSoft.

2.03 The closing of the transaction hereby contemplated shall take place at PeakSoft's offices or at such other place as the participants may agree, at 11:00 hours on the fourth clear business day following the satisfaction or waiver of all conditions precedent to the operation of this Agreement, or at such other time as the participants may mutually determine. At the closing PeakSoft will deliver to the Creditor a certificate representing the number of substitution shares set out on the line adjacent to the words "NUMBER OF SUBSTITUTION SHARES" which appear on page one hereof, provided that should the number of substitution shares be amended by a regulatory authority, the said certificate shall represent that number of substitution shares as shall be stipulated by the said regulatory authority. The substitution shares shall be duly authorized, validly issued, fully paid and nonassessable.


ARTICLE 3 -- CREDITOR'S REPRESENTATIONS AND ACKNOWLEDGEMENTS
------------------------------------------------------------

3.01 The Creditor hereby warrants that the substitution shares are eing acquired for his own account and for investment and not with a view to resale or distribution.

3.02 In the event that the substitution shares are issued with a hold period imposed by any regulatory body having jurisdiction over the transfer of shares of PeakSoft, the Creditor will not offer to sell any substitution shares prior to the expiration of that hold period, except for offers or sales of such securities on a basis which is in compliance with or exempt from the registration requirements, and in compliance with or exempt from the prospectus preparation and filing requirements of applicable Canadian securities laws. The Creditor agrees to require each person who purchases any such securities from the Creditor prior to the expiration of the hold period to covenant that by purchasing such securities he represents and agrees that he will comply with the restrictions on offers and sales set forth above and will require of any subsequent purchaser to whom he sells such securities a covenant containing substantially the same statement.

3.03 The Creditor agrees not to sell the substitution shares in the United States of America or to persons resident in the United States of America except by transactions which satisfy all applicable United States' securities laws. The Creditor agrees to require each person who purchases any such securities from the Creditor prior to the expiration of any hold period as aforesaid to covenant that by purchasing such securities he represents and agrees that he will comply with such restrictions on offers and sales set forth above and will require of any other purchaser to whom he sells such securities a covenant in substantially the same statement.

3.04 If the Creditor is a corporation, it covenants that it is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization.


ARTICLE 4 -- CONDITIONS PRECEDENT
---------------------------------

4.01 It shall be a condition precedent to the operation of this Agreement that the Canadian Venture Exchange shall have approved the transactions contemplated herein.

4.02 PeakSoft's obligation to complete the transaction contemplated by this Agreement is subject to fulfillment of the following conditions, which are for the sole benefit of PeakSoft:
         (a) that the representations and warranties set forth in Article 3 above shall be true and correct in all material respects at and as of the closing date;
         (b) that the Creditor shall have performed and complied with all of its covenants herein contained in all material respects up to and including the closing date;
         (c) that no litigation or proceeding shall be pending before any arbitrator, court or other person in the course of which it is possible that an unfavorable injunction, judgment, order, decree, ruling or charge could be issued which would:
                  (i) prevent the completion of any of the transactions contemplated by this Agreement; or
                  (ii) cause any of the transactions contemplated by this Agreement to be rescinded following such completion; and
         (d) that no injunctions, judgment, order, decree, ruling or charge which would have any of the effects described in clause (c) of this paragraph above shall be in force.

         If any of the above conditions have not been fulfilled by the closing date PeakSoft may by notice in writing to the Creditor either waive fulfillment thereof or elect not to complete. If PeakSoft elects not to complete, this Agreement shall be null and void and neither participant shall have any further rights or obligations hereunder.

ARTICLE 5 -- GOVERNING LAW AND JURISDICTION
-------------------------------------------

5.01 This Agreement shall be governed by and shall be construed in accordance with both the procedural and the substantive laws of the Province of Alberta, in the Dominion of Canada, to the exclusion of the law of any other jurisdiction. By entering into this Agreement the participants agree that any cause of action which arises in respect of the construction and/or the performance of this Agreement or any provision hereof shall be deemed to have arisen in the Province of Alberta, and accept and attorn to the jurisdiction of the Supreme Court of Alberta. The participants agree that no resort shall be taken to any other Court or tribunal in any other jurisdiction, save only where and in those instances in which it shall become necessary to seek the enforcement of an Order of the Supreme Court of Alberta beyond its territorial jurisdiction.


ARTICLE 6 -- GENERAL PROVISIONS
-------------------------------

6.01 The failure of either or any participant to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit that participant's rights herein contained.

6.02 There are no implied covenants contained in this Agreement other than those of good faith and fair dealing. This Agreement contains the entire understanding between or among the participants relating to the subject matters hereof, and supercedes all representations, warranties and agreements, whether oral or written which antedate it. No modification of this Agreement shall be valid unless made in writing and duly executed by the participants.

6.03 The participants agree that they shall take such actions and shall execute such additional instruments as may from time to time be reasonably necessary or convenient to implement and to carry out the intent and purpose of this Agreement

6.04 Should any provision contained within any paragraph of this Agreement contravene the law of any jurisdiction in which it is to be pervormend, such paragraph shall be severed from and shall be deemed not to be a part of this Agreement, but such severance shall in no way affect any of the remaining provisions hereof or cause the same to be void.

6.05 This Agreement may be executed in counterpart and shall. A collection of counterparts of this Agreement bearing between or among them the signatures of all participants shall be deemed to be one original fully executed copy of it. The participants agree that counterparts of this Agreement may be delivered by fax transmission.

6.06 The participants intend to be legally bound by the provisions of this Agreement and each hereby adopts the designation "SEAL" which appears adjacent to the signature of its authorized signatory below to be its seal.

IN WITNESS WHEREOF the participants execute this Agreement and deliver counterparts of the same each to the other.

SIGNED, SEALED & DELIVERED                           /s/ Scott S.A. Colby SEAL
BY COBY CAPITAL CORPORATION                          Scott S.A. Coby
BY ITS AUTHORIZED SIGNATORY                          --------------------
                                                        Print name


SIGNED, SEALED & DELIVERED                           /s/ Timothy Mets SEAL
BY PEAKSOFT MULTINET CORP.                           TIMOTHY METZ
by its authorized signatory


This is the last page of a 6 page Debt Conversion Agreement dated for reference December 21, 2000

Exhibit 43 - Debt Conversion Agreement ECO Holdings - August 1, 2001

This DEBT CONVERSION AGREEMENT is dated for reference August 1, 2001.


BETWEEN:          ECO  Holdings,  a  Caymanian  company,
                  P.O.  Box  61,Georgetown,
                  Grand  Cayman,  B.W.I.
                  Telephone  345-949-4244,  facsimile 345-949-8635.

                                     (hereinafter referred to as the "Creditor")
                                                              OF THE FIRST PART

AND:

                  PEAKSOFT MULTINET CORP., an Alberta company
                  (Corporate Access No. 20706089) which maintains an office located at 3930 Meridian Street, Suite C117, Bellingham, WA 98226, USA.

                                         (hereinafter referred to as "PeakSoft")
                                                              OF THE SECOND PART

AMOUNT OF DEBT:                             US$40,240 (CDN$60,914)
NUMBER OF SUBSTITUTION SHARES        234,286 (at CDN$0.26/share)

A. WHEREAS PeakSoft is indebted to the Creditor in the amount of the debt;

B. AND WHEREAS the Creditor and PeakSoft intend that the indebtedness should be satisfied by the issuance by PeakSoft to the Creditor of substitution shares (as hereinafter defined);

         NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of $5 now paid by PeakSoft to the Creditor (the sufficiency and receipt of which is hereby acknowledged by the Creditor), and in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the participants hereby agree each with the other as follows:


ARTICLE 1 -- DEFINITIONS AND INTERPRETATION
-------------------------------------------

1.01 "Business day" means any day that the Canadian Venture Exchange is open for the trading of shares by members of the general public.

1.02 "Debt" means the indebtedness of PeakSoft to the Creditor, the amount of which appears on the line adjacent to the words "AMOUNT OF DEBT" on the first page hereof.

1.03 "Investment" means any direct or indirect purchase or other acquisition of stock or other securities from any person, or any direct or indirect loan, advance (other than advance payments remitted in the ordinary course of business) or capital contribution to any person.

1.04 "Participant" means either party to this Agreement. "Participants" means both parties to this Agreement.

1.05 "Person" means any natural person, partnership, trust, society, body corporate, body politic and any other legal entity, including (without limiting the generality of the foregoing) any ministry, department, agency of, or statutory body created by, any government, including a municipal government. The term "person" as used herein means "person or persons" wherever the circumstances to which the provisions of this Agreement are to be applied shall reasonably admit or require.

1.06 "Regulatory authority" means any regulatory body, including any stock exchange or securities commission, which has jurisdiction over the allotment, the issuance or the transfer of the shares of PeakSoft.

1.07 "Substitution shares" means those common shares in the capital stock of PeakSoft which are being issued to the Creditor by PeakSoft in satisfaction of the debt of PeakSoft to the Creditor.

1.08 Where a word or an expression is defined in this Agreement, other parts of speech and grammatical forms of the same word or expression have corresponding meanings. The words and expressions defined in this article shall have the meanings herein set out throughout this Agreement irrespective of whether they are printed in a bold font or otherwise emphasized, and irrespective of whether the first letter of each appears in upper case or lower case type.

1.09 The headings contained in this Agreement and in any annexures to it are included solely for reference and do not affect the interpretation of this Agreement or define, limit or construe the contents of any provision of it.

1.10 Wherever the singular or the masculine pronoun is used in this Agreement, the same shall be construed to mean the plural, or the feminine, or the body politic or corporate, where the context in which this term is found within this Agreement or the circumstances to which the provisions of this Agreement are to be applied shall reasonably admit or require.

1.11 The terms and conditions herein set out shall enure to the benefit of and shall bind each of the participants and his every successor in interest, including, without limiting the generality of the foregoing, any and all companies succeeding a corporate participant by reason of amalgamation, all receivers and receiver-managers, all liquidators, all trustees-in-bankruptcy, all committees, personal representatives and heirs.


ARTICLE 2 -- CONVERSION OF DEBT TO EQUITY
-----------------------------------------

2.01 The Creditor hereby agrees to exchange the debt, together with any and all interest and any and all other contractual charges which may have accrued thereon, for the number of substitution shares which is set out the line adjacent to the words "NUMBER OF SUBSTITUTION SHARES" which appear on page one hereof, and PeakSoft hereby agrees to issue such substitution shares. The participants acknowledge that the number of substitution shares to be allotted and issued by PeakSoft may be amended by a regulatory authority. The participants agree that in the event of such amendment in the number of shares permitted to be allotted and issued, the number of substitution shares set out in this Agreement shall be amended, without any further action being required on the part of the participants, to that number permitted to be allotted and issued to the Creditor by such regulatory authority or authorities.

2.03 The closing of the transaction hereby contemplated shall take place at PeakSoft's offices or at such other place as the participants may agree, at 11:00 hours on the fourth clear business day following the satisfaction or waiver of all conditions precedent to the operation of this Agreement, or at such other time as the participants may mutually determine. At the closing PeakSoft will deliver to the Creditor a certificate representing the number of substitution shares set out on the line adjacent to the words "NUMBER OF SUBSTITUTION SHARES" which appear on page one hereof, provided that should the number of substitution shares be amended by a regulatory authority, the said certificate shall represent that number of substitution shares as shall be stipulated by the said regulatory authority. The substitution shares shall be duly authorized, validly issued, fully paid and nonassessable.


ARTICLE 3 -- CREDITOR'S REPRESENTATIONS AND ACKNOWLEDGEMENTS
------------------------------------------------------------

3.01     The Creditor hereby warrants to PeakSoft:
         (a) that the amount of the debt is accurately set out on the line adjacent to the words "AMOUNT OF DEBT" which appears on the first page hereof; and
         (b) that upon the issuance of the substitution shares to the Creditor in accordance with the provisions of the preceding paragraph, the Creditor will have no actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims or demands whatsoever in law or in equity against PeakSoft.

3.02 The Creditor hereby represents, warrants and agrees that the substitution shares are being acquired for his own account and for investment and not with a view to resale or distribution.

3.03 The Creditor represents and warrants that it has not committed any act of bankruptcy as defined by the Bankruptcy and Insolvency Act (Canada) within the 12 months next preceding the date of this Agreement;

3.04 The Creditor shall file all notices, agreements, forms, undertakings or reports with the regulatory authorities as may be necessary in furtherance of the transaction contemplated herein, and shall provide copies of all such documents for inclusion among the corporate records of PeakSoft.

3.05 In the event that the substitution shares are issued with a hold period or with any other restriction imposed by any regulatory body, the Creditor will not sell substitution shares prior to the expiration of that hold period or in violation of that restriction.

3.06 The Creditor agrees not to sell the substitution shares in the United States of America or to persons resident in the United States of America except by transactions which satisfy all applicable United States' securities laws. The Creditor agrees to require each person who purchases any such securities from the Creditor prior to the expiration of any hold period to covenant that by purchasing such securities he represents and agrees that he will comply with such restrictions on offers and sales, and will require of any other purchaser to whom he sells such securities a covenant in substantially the same terms.

3.07 The Creditor acknowledges that no person has made to the Creditor any written or oral representation that any person will resell or repurchase the substitution shares, as to the future price or value of the substitution shares, or that the substitution shares will be listed and posted for trading on a stock exchange or that application has been made to list and to post the substitution shares for trading on a stock exchange.

3.08 If the Creditor is a corporation, it covenants that it is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization.


ARTICLE 4 -- CONDITIONS PRECEDENT
---------------------------------

4.01 It shall be a condition precedent to the operation of this Agreement that [PeakSoft's shareholders and] the Canadian Venture Exchange shall have approved the transactions contemplated herein.

4.02 PeakSoft's obligation to complete the transaction contemplated by this Agreement is subject to fulfillment of the following conditions, which are for the sole benefit of PeakSoft: (a) that the representations and warranties set forth in Article 3 above shall be true and correct in all material respects at and as of the closing date;
         (b) that the Creditor shall have performed and complied with all of its covenants herein contained in all material respects up to and including the closing date;
         (c) that no litigation or proceeding shall be pending before any arbitrator, court or other person in the course of which it is possible that an unfavorable injunction, judgment, order, decree, ruling or charge could be issued which would:
                  (i) prevent the completion of any of the transactions contemplated by this Agreement; or
                  (ii) cause any of the transactions contemplated by this Agreement to be rescinded following such completion; and (d) that no injunctions, judgment, order, decree, ruling or charge which would have any of the effects described in clause (c) of this paragraph above shall be in force.
         If any of the above conditions have not been fulfilled by the closing date PeakSoft may by notice in writing to the Creditor either waive fulfillment thereof or elect not to complete. If PeakSoft elects not to complete, this Agreement shall be null and void and neither participant shall have any further rights or obligations hereunder.

ARTICLE 5 -- FORCE MAJEUR
-------------------------

5.01 Neither participant shall be in breach of this Agreement where its failure to perform or its delay in performing any obligation is due wholly or in part to a cause beyond its reasonable control, including but not limited to:
         (a)      any act of God (eg, floods, earthquakes or storms);
         (b) any act of any national, civil or military authority, or of any public enemy;
         (c)      conflagration, civil commotion, insurrection, sabotage or war;
         (d)      epidemic or quarantine; or
         (e)      strikes, lockouts and other labour disputes.

5.02 Each participant shall notify the other promptly of any failure to perform or delay in performing any of his obligations under this Agreement due to a cause described in the preceding paragraph, and shall provide an estimate, as soon as practicable, of the date upon which the obligation will be performed. The time for performing the obligation shall be extended for a period of time at least equal to the period of delay resulting from such cause.


ARTICLE 6 -- GOVERNING LAW AND JURISDICTION
-------------------------------------------

6.01 This Agreement shall be governed by and shall be construed in accordance with both the procedural and the substantive laws of the Province of British Columbia, in the Dominion of Canada, to the exclusion of the law of any other jurisdiction. By entering into this Agreement the participants agree that any cause of action which arises in respect of the construction and/or the performance of this Agreement or any provision hereof shall be deemed to have arisen in the Province of British Columbia, and accept and attorn to the jurisdiction of the Supreme Court of British Columbia. The participants agree that no resort shall be taken to any other Court or tribunal in any other jurisdiction, save only where and in those instances in which it shall become necessary to seek the enforcement of an Order of the Supreme Court of British Columbia beyond its territorial jurisdiction.


ARTICLE 7 -- GENERAL PROVISIONS
-------------------------------

7.01     Time is of the essence of this Agreement.

7.02 The failure of either or any participant to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit that participant's rights herein contained including the provision that time is of the essence hereof. In the event that time being of the essence should be waived by either or any participant at any time, time shall continue to be of the essence of this Agreement without the necessity of the participant so waiving giving notice to the other(s) reinstating this provision.

7.03 There are no implied covenants contained in this Agreement other than those of good faith and fair dealing. This Agreement contains the entire understanding between or among the participants relating to the subject matters hereof, and supercedes all representations, warranties and agreements, whether oral or written which antedate it. No modification of this Agreement shall be valid unless made in writing and duly executed by the participants.

7.04     Each of the participants hereby covenants and agrees:
         (a) to execute and to deliver such further and other agreements, instruments, assurances, undertakings, acknowledgments and documents;
         (b) to cause such meetings to be held, such resolutions to be passed and such by-laws to be enacted; (c) to exercise his vote and influence; and (d) to do and to perform and to cause to be done and performed any such further and other acts and things; as may be necessary or desirable in order to give full effect to this Agreement and every part hereof.

7.05 In the event that any term or provision of this Agreement should be deemed by a court of competent jurisdiction to be excessively broad in scope, duration or area of applicability, the court considering the same will have the power -- and is hereby authorized and directed -- to limit such scope, duration or area of applicability, or all of them, so that such term or provision is no longer excessively broad, and to enforce the same as so limited. Subject to the foregoing sentence, in the event that any provision of this Agreement is be held to be invalid or unenforceable for any reason, such provision shall be severed from and shall be deemed not to be a part of this Agreement, but such severance shall in no way affect any of the remaining provisions hereof or cause the same to be void.

7.06 This Agreement may be executed in counterpart and shall (in the absence of any other provision herein contained to the contrary) be deemed to have been entered into at the City of Vancouver, in the Province of British Columbia on the date which appears at the head of the first page hereof. A collection of counterparts of this Agreement bearing between or among them the signatures of all participants shall be deemed to be one original fully executed copy of it. The participants agree that counterparts of this Agreement may be delivered by fax transmission.

7.07 The participants intend to be legally bound by the provisions of this Agreement and each hereby adopts the designation "SEAL" which appears adjacent to his signature or to the signature of its authorized signatory below to be his or its seal.


IN WITNESS WHEREOF the participants execute this Agreement and deliver counterparts of the same each to the other.


PEAKSOFT MULTINET CORP.                         ECO Holdings
by its authorized signatory                     by its authorized signatory

/s/ T.W. Metz                                   /s/ ECO Holdings
_____________________SEAL                       ____________________SEAL
Timothy Metz                                    Signature
Chief Executive Officer
                                                    ---------------------------
                                                           Please print name

Exhibit 44 - Exchange Agreement The Liverpool Partnership and Elliott International, L.P. - August 1, 2001

EXCHANGE AGREEMENT


This EXCHANGE AGREEMENT, dated as of August 1, 2001, by and among THE LIVERPOOL LIMITED PARTNERSHIP, a Bermuda limited partnership ("Liverpool"), ELLIOTT INTERNATIONAL, L.P. (formerly WESTGATE INTERNATIONAL, L.P.), a Cayman Islands limited partnership ("Elliott International" and together with Liverpool, the "Holders") and PEAKSOFT MULTINET CORP., an Alberta corporation (the "Company"). W I T N E S S E T H

WHEREAS, the Holders have made advances to the Company, evidenced by secured notes, in the aggregate principal amount of U.S.$3,002,592 (CDN$4,545,250), and the interest accrued thereon in U.S.$380,624 (CDN$576,179) (collectively, the "Advanced Amount"); WHEREAS, pursuant to a Share Transfer and Purchase Agreement dated as of September 26, 2000 (the "Share Transfer Agreement"), by and among, the Company, Peak.Com, Inc. ("Peak.Com"), Inculab.com. Inc. ("Inculab") and the other parties named therein, the Company sold Peak.Com to Inculab for 321,388 shares of common stock, par value $0.001 per share of Inculab (the "Inculab Shares"); WHEREAS, the Holders and the Company desire that the Advanced Amount be paid and satisfied by the Company by distributing to the Holders an aggregate of 431,989 Inculab Shares (the "Assigned Shares") and 15,858,395 shares, at CDN$0.26/share, of the Company's common stock (the "Additional Shares"); WHEREAS, the Holders and the Company desire that the rights relating to the Assigned Shares be assigned to the Holders in connection with the payment of the Advanced Amount; and NOW, THEREFORE, in consideration of the foregoing premises and the covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Exchange of Advanced Amount for Assigned Shares
-----------------------------------------------

(a) Subject to the terms and provisions of this Agreement, the Holders hereby agree to exchange the Advanced Amount for the Assigned Shares and the Additional Shares and, at the Closing (as defined below) will deliver to the Company, the notes evidencing the Advanced Amount.

Subject to the terms and provisions of this Agreement, the Company hereby agrees to exchange the Assigned Shares and the Additional Shares for the Advanced Amount and, at the Closing, will deliver to the Holders, in the respective amounts set forth on Schedule I hereto, stock certificates, representing the Assigned Shares and Additional Shares issued to the Holders, together with stock powers duly executed in blank.

Concurrently with the delivery of the Assigned Shares, the Company will assign all of its rights (the "Assigned Rights") under the Share Transfer Agreement and the Registration Rights Agreement (as defined in the Share Transfer Agreement) (collectively the "Inculab Agreements") which relate to the Assigned Shares.
The closing of the exchange of the Advanced Amount for the Assigned Shares and the Additional Shares (the "Closing") shall take place at the offices of Kleinberg, Kaplan, Wolff & Cohen, P.C. ("Holders' Counsel") or at such other place as is mutually agreeable, at 10:00 a.m., local time on: (x) the date on which the last to be fulfilled or waived of the conditions set forth in Article IV hereof and applicable to the Closing shall be fulfilled or waived in accordance herewith, or (y) such other time and place and/or on such other date as the Holders and the Company may agree. The date on which the Closing occurs is referred to herein as the "Closing Date".

Concurrently with the execution and delivery of this Agreement, the Company is delivering to Holders, written, irrevocable proxies (the "Proxies") with respect to the Assigned Shares.

Representation and Warranties
-----------------------------
Representations and Warranties of the Company. The Company hereby makes the following representations and warranties to the Holders as of the date hereof. Organization and Warranties of the Company. The Company is a corporation duly organized and existing in good standing under the laws of Alberta and has the requisite power to own its properties and to carry on its business as now being conducted. The Company is duly qualified to do business and is in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary other than those in which the failure to so qualify would not have a Material Adverse Effect. "Material Adverse Effect" means any adverse effect on the business, operations, properties, prospects, or financial condition of the entity with respect to which such term is used and which is (either alone or together with all other adverse effects) material to such entity, and any material adverse effect on the transactions contemplated under this Agreement; the Inculab Agreements, or any other agreement or document contemplated hereby or thereby.

Authorization; Enforcement. (i) The Company has all power and authority to enter into and perform this Agreement, to issue the Additional Shares and to transfer the Assigned Shares and Assigned Rights in accordance with the terms hereof,
(ii) the execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby, have been duly authorized by all necessary action, and no further consent or authorization of the Company is required,
(iii) the Agreement has been duly executed and delivered by the Company, and,
(iv) this Agreement constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not (i) result in a violation of the Company's Charter documents or By-laws, or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture, patent, patent license or instrument to which the Company is a party, or (iii) result in a violation of any federal, state, provincial, local or foreign law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or by which any property or asset of the Company is bound or affected. Except for approval by the Canadian Stock Exchange ("CDNX") with respect to the issuance of the Additional Shares and their listing thereon, the Company is not required under Federal, state, provincial, local or foreign law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement.

Inculab Agreements. Neither the Company nor any subsidiary or affiliate of the Company is in breach or in default of any provision of the Inculab Agreements. Additional Shares. The Additional Shares have been duly authorized and, upon issuance will be, validly issued, fully paid and non-assessable, free and clear of any liens, claims and encumbrances (other than restrictions upon resale imposed by U.S., state or provincial securities laws).

Proxies. The Proxies are coupled with an interest, are irrevocable and are enforceable in accordance with their terms.

REPRESENTATIONS AND WARRANTIES OF THE HOLDERS. Each Holder hereby severally and not jointly, makes the following representations and warranties to the Company, as of the date hereof:

Authorization; Enforcement. (i) The Holder has the requisite power and authority to enter into and perform this Agreement, (ii) the execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary partnership action, (iii) this Agreement has been duly executed and delivered by the Holder, and (iv) this Agreement constitutes the valid and binding obligation of the Holder enforceable against the Holder in accordance with its terms.

No Conflicts. The execution, delivery and performance of this Agreement and the consummation by the Holder of the transactions contemplated hereby do not and will not (i) result in a violation of the Holder's organizational documents,
(ii) conflict with any material agreement, indenture or instrument to which the Holder is a party, or (iii) result in a material violation of any law, rule or regulation, or any order, judgment or decree of any court or governmental agency the Holder. The Holder is not required to obtain any consent or authorization of any governmental agency in order for it to perform its obligations under this Agreement.

Covenants
---------
CDNX Approval. The Company hereby covenants to use its best efforts to obtain the written approval of CDNX to the issuance of the Additional Shares and their listing thereon and without limiting the generality of the foregoing, to prepare and file such documents, and to take such further actions, as may be required to obtain such consent.

Conditions to Closings
----------------------
CONDITIONS PRECEDENT TO THE OBLIGATION OF THE COMPANY TO TRANSFER THE ASSIGNED SHARES AND TO ISSUE THE ADDITIONAL SHARES. The obligation hereunder of the Company to issue and/or sell the Assigned Shares and Additional Shares to the Holders at the Closing (unless otherwise specified) is subject to the satisfaction, at or before the Closing, of each of the applicable conditions set forth below. These conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion.

ACCURACY OF THE HOLDERS' REPRESENTATIONS AND WARRANTIES. The representations and warranties of each Holder will be true and correct as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties as of an earlier date, which will be true and correct as of such date).

PERFORMANCE BY THE HOLDERS. Each Holder shall have performed all agreements and satisfied all conditions required to be performed or satisfied by such Holder at or prior to the Closing. No Injunction. No statute, rule, regulation, executive, judicial or administrative order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

ADVANCED AMOUNT; RELEASE. The Company shall have received from the Holders: (i) notes evidencing the Advanced Amount, and (ii) a written release with respect to all claims arising out of the Advanced Amount.

CDNX CONSENT. CDNX shall have
issued written approval of the issuance of the Additional Shares and their listing thereon.

 CONDITIONS PRECEDENT TO THE OBLIGATION OF THE HOLDERS TO
EXCHANGE THE ADVANCED AMOUNT. The obligation hereunder of each Holder to exchange its share of the Advanced Amount at the Closing (unless otherwise specified) is subject to the satisfaction, at or before the Closing, of each of the applicable conditions set forth below. These conditions are for each Holders' benefit and may be waived by each Holder at any time in its sole discretion.

ACCURACY OF THE COMPANY'S REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company shall be true and correct as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties as of an earlier date, which shall be true and correct as of such date).

PERFORMANCE BY THE COMPANY. The Company shall have performed all agreements and satisfied all conditions required to be performed or satisfied by the Company at or prior to the Closing.

NO INJUNCTION. No statute, rule, regulation, executive, judicial or administrative order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

CDNX APPROVAL. CDNX shall have issued written approval of the issuance of the Additional Shares and their listing thereon.

SHARE CERTIFICATES. The Holders
shall have received certificates, issued in the name of the Holders, representing the Assigned Shares and the Additional Shares.

ASSIGNMENT OF ASSIGNED RIGHTS. Each Holder shall have received from the Company, a written assignment in form and substance satisfactory to such Holder of the Assigned Rights relating to the Assigned Shares transferred to such Holder. Consummation of Debt Exchanges. The Company shall have consummated the exchange of all of its other indebtedness for shares of its common stock.

Governing Law, Miscellaneous
----------------------------
Governing Law; Jurisdiction; Severability. THIS AGREEMENT SHALL BE GOVERNED BY AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICT OF LAWS. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN, AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM OR THAT THE VENUE OF SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF TO SUCH PARTY AT THE ADDRESS FOR SUCH NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. IF ANY PROVISION OF THIS AGREEMENT SHALL BE INVALID OR UNENFORCEABLE IN ANY JURISDICTION, SUCH INVALIDITY OR UNENFORCEABILITY SHALL NOT AFFECT THE VALIDITY OR ENFORCEABILITY OF THE REMAINDER OF THIS AGREEMENT IN THAT JURISDICTION OR THE VALIDITY OR ENFORCEABILITY OF ANY PROVISION OF THIS AGREEMENT IN ANY OTHER JURISDICTION. EACH PARTY HERETO IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY.

COUNTERPARTS. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

HEADINGS. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

ENTIRE AGREEMENT; AMENDMENTS; WAIVERS. This Agreement supersedes all other prior oral or written agreements between the Holders, the Company, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein (including the other Inculab Agreements) contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Holders makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Investor, and no provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.

NOTICES. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing, must be delivered by (i) courier, mail or hand delivery or (ii) facsimile, and will be deemed to have been delivered upon receipt. The addresses and facsimile numbers for such communications shall be:

         If to the Company:

                           PeakSoft Multinet Corp.
                           3930 Meridian Street
                           Suite C117
                           Bellingham, Washington 98226
                           Telephone:       (360) 969-1419
                           Facsimile:       (360) 647-5960
                           Attention:       Tim Metz, President

         With a copy to:

                           Calvin Patterson
                           Barrister & Solicitor
                           525 Seymour Street
                           Vancouver, B.C., Canada V6B 3H7
                           Telephone:       (604) 488-0620
                           Facsimile:       (604) 488-0640

         If to the Holders:

                           c/o Elliott Management Corporation
                           712 Fifth Avenue
                           New York, New York 10019
                           Telephone:       (212) 506-2999
                           Facsimile: (212) 974-2093 and (212) 586-9467
                           Attention: Richard Mansouri

    With a copy to:

                           Kleinberg, Kaplan, Wolff & Cohen, P.C.
                           551 Fifth Avenue, 18th Floor
                           New York, New York 10176
                           Telephone:       (212) 986-6000
                           Facsimile:       (212) 986-8866
                           Attention:       Lawrence D. Hui

Each party shall provide five (5) days prior written notice to the other party of any change in address, telephone number or facsimile number. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a nationally recognized overnight delivery service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

SUCCESSORS AND ASSIGNS. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Investor, including by merger or consolidation. Each Holder may assign some or all of its rights hereunder to any assignee or transferee of the Assigned Shares, provided that such assignee's resale of such shares is subject to limitations under the Securities Act of 1933, as amended.

NO THIRD PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

SURVIVAL. The representations, warranties and agreements of the Company and the Holders contained in the Agreement shall survive the execution and delivery of this Agreement.

NO STRICT CONSTRUCTION. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

INDEMNITY. (a) Each party shall indemnify the other party against any loss, cost or damages (including reasonable attorneys' fees) incurred as a result of such party's breach of any representation, warranty, covenant or agreement in this Agreement or incurred in connection with the enforcement of this indemnity. The Company shall indemnify each Holder and each such Holder's partners, employees or agents against any loss, cost or damages (including reasonable attorneys'
fees) due to any act or omission of the Company with respect to the Inculab Agreements or incurred in connection with the enforcement of this indemnity * *
* * *

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Common Stock Investment Agreement to be duly executed as of the date and year first above written.

COMPANY:                                    HOLDERS

PEAKSOFT MULTINET CORP.                 ELLIOTT INTERNATIONAL, L.P.

By:   Elliott International Capital
         Advisors, Inc.
         Attorney-in-Fact
/s/ T.W. Metz                             /s/ Elliott International, L.P.
By:___________________                    By:_____________________________
Name: Tim Metz                                    Name:
Title: President/CEO                              Title:


THE LIVERPOOL LIMITED PARTNERSHIP

/s/ The Liverpool Limited Partnership
By:________________________________
Name:
Title:

Exhibit 45 - Debt Conversion Agreement Alexander Hutton, Inc. - August 1, 2001

This DEBT CONVERSION AGREEMENT is dated for reference August 1, 2001.


BETWEEN: Alexander Hutton, Inc., a Washington company which maintains an office located at 999 Third Ave., Suite 3700; Seattle, WA 98104. Telephone 206-382-9961,
                  facsimile 206-382-1649

                                     (hereinafter referred to as the "Creditor")
                                                               OF THE FIRST PART

AND:

                  PEAKSOFT MULTINET CORP., an Alberta company
                  (Corporate Access No. 20706089) which maintains an office located at 3930 Meridian Street, Suite C117, Bellingham, WA 98226, USA.

                                         (hereinafter referred to as "PeakSoft")
                                                             OF THE SECOND PART

AMOUNT OF DEBT:                             US$12,000 (CDN$18,165)
NUMBER OF SUBSTITUTION SHARES        69,867 (at CDN$0.26/share)

A. WHEREAS PeakSoft is indebted to the Creditor in the amount of the debt;

B. AND WHEREAS the Creditor and PeakSoft intend that the indebtedness should be satisfied by the issuance by PeakSoft to the Creditor of substitution shares (as hereinafter defined);

         NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of $5 now paid by PeakSoft to the Creditor (the sufficiency and receipt of which is hereby acknowledged by the Creditor), and in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the participants hereby agree each with the other as follows:


ARTICLE 1 -- DEFINITIONS AND INTERPRETATION
-------------------------------------------

1.01 "Business day" means any day that the Canadian Venture Exchange is open for the trading of shares by members of the general public.

1.02 "Debt" means the indebtedness of PeakSoft to the Creditor, the amount of which appears on the line adjacent to the words "AMOUNT OF DEBT" on the first page hereof.

1.03 "Investment" means any direct or indirect purchase or other acquisition of stock or other securities from any person, or any direct or indirect loan, advance (other than advance payments remitted in the ordinary course of business) or capital contribution to any person.

1.04 "Participant" means either party to this Agreement. "Participants" means both parties to this Agreement.

1.05 "Person" means any natural person, partnership, trust, society, body corporate, body politic and any other legal entity, including (without limiting the generality of the foregoing) any ministry, department, agency of, or statutory body created by, any government, including a municipal government. The term "person" as used herein means "person or persons" wherever the circumstances to which the provisions of this Agreement are to be applied shall reasonably admit or require.

1.06 "Regulatory authority" means any regulatory body, including any stock exchange or securities commission, which has jurisdiction over the allotment, the issuance or the transfer of the shares of PeakSoft.

1.07 "Substitution shares" means those common shares in the capital stock of PeakSoft which are being issued to the Creditor by PeakSoft in satisfaction of the debt of PeakSoft to the Creditor.

1.08 Where a word or an expression is defined in this Agreement, other parts of speech and grammatical forms of the same word or expression have corresponding meanings. The words and expressions defined in this article shall have the meanings herein set out throughout this Agreement irrespective of whether they are printed in a bold font or otherwise emphasized, and irrespective of whether the first letter of each appears in upper case or lower case type.

1.09 The headings contained in this Agreement and in any annexures to it are included solely for reference and do not affect the interpretation of this Agreement or define, limit or construe the contents of any provision of it.

1.10 Wherever the singular or the masculine pronoun is used in this Agreement, the same shall be construed to mean the plural, or the feminine, or the body politic or corporate, where the context in which this term is found within this Agreement or the circumstances to which the provisions of this Agreement are to be applied shall reasonably admit or require.

1.11 The terms and conditions herein set out shall enure to the benefit of and shall bind each of the participants and his every successor in interest, including, without limiting the generality of the foregoing, any and all companies succeeding a corporate participant by reason of amalgamation, all receivers and receiver-managers, all liquidators, all trustees-in-bankruptcy, all committees, personal representatives and heirs.

ARTICLE 2 -- CONVERSION OF DEBT TO EQUITY
-----------------------------------------

2.01 The Creditor hereby agrees to exchange the debt, together with any and all interest and any and all other contractual charges which may have accrued thereon, for the number of substitution shares which is set out the line adjacent to the words "NUMBER OF SUBSTITUTION SHARES" which appear on page one hereof, and PeakSoft hereby agrees to issue such substitution shares. The participants acknowledge that the number of substitution shares to be allotted and issued by PeakSoft may be amended by a regulatory authority. The participants agree that in the event of such amendment in the number of shares permitted to be allotted and issued, the number of substitution shares set out in this Agreement shall be amended, without any further action being required on the part of the participants, to that number permitted to be allotted and issued to the Creditor by such regulatory authority or authorities.

2.03 The closing of the transaction hereby contemplated shall take place at PeakSoft's offices or at such other place as the participants may agree, at 11:00 hours on the fourth clear business day following the satisfaction or waiver of all conditions precedent to the operation of this Agreement, or at such other time as the participants may mutually determine. At the closing PeakSoft will deliver to the Creditor a certificate representing the number of substitution shares set out on the line adjacent to the words "NUMBER OF SUBSTITUTION SHARES" which appear on page one hereof, provided that should the number of substitution shares be amended by a regulatory authority, the said certificate shall represent that number of substitution shares as shall be stipulated by the said regulatory authority. The substitution shares shall be duly authorized, validly issued, fully paid and nonassessable.


ARTICLE 3 -- CREDITOR'S REPRESENTATIONS AND ACKNOWLEDGEMENTS
------------------------------------------------------------

3.01     The Creditor hereby warrants to PeakSoft:
         (a) that the amount of the debt is accurately set out on the line adjacent to the words "AMOUNT OF DEBT" which appears on the first page hereof; and
         (b) that upon the issuance of the substitution shares to the Creditor in accordance with the provisions of the preceding paragraph, the Creditor will have no actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims or demands whatsoever in law or in equity against PeakSoft.

3.02 The Creditor hereby represents, warrants and agrees that the substitution shares are being acquired for his own account and for investment and not with a view to resale or distribution.

3.03 The Creditor represents and warrants that it has not committed any act of bankruptcy as defined by the Bankruptcy and Insolvency Act (Canada) within the 12 months next preceding the date of this Agreement;

3.04 The Creditor shall file all notices, agreements, forms, undertakings or reports with the regulatory authorities as may be necessary in furtherance of the transaction contemplated herein, and shall provide copies of all such documents for inclusion among the corporate records of PeakSoft.

3.05 In the event that the substitution shares are issued with a hold period or with any other restriction imposed by any regulatory body, the Creditor will not sell substitution shares prior to the expiration of that hold period or in violation of that restriction.

3.06 The Creditor agrees not to sell the substitution shares in the United States of America or to persons resident in the United States of America except by transactions which satisfy all applicable United States' securities laws. The Creditor agrees to require each person who purchases any such securities from the Creditor prior to the expiration of any hold period to covenant that by purchasing such securities he represents and agrees that he will comply with such restrictions on offers and sales, and will require of any other purchaser to whom he sells such securities a covenant in substantially the same terms.

3.07 The Creditor acknowledges that no person has made to the Creditor any written or oral representation that any person will resell or repurchase the substitution shares, as to the future price or value of the substitution shares, or that the substitution shares will be listed and posted for trading on a stock exchange or that application has been made to list and to post the substitution shares for trading on a stock exchange.

3.08 If the Creditor is a corporation, it covenants that it is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization.


ARTICLE 4 -- CONDITIONS PRECEDENT
---------------------------------

4.01 It shall be a condition precedent to the operation of this Agreement that [PeakSoft's shareholders and] the Canadian Venture Exchange shall have approved the transactions contemplated herein.

4.02 PeakSoft's obligation to complete the transaction contemplated by this Agreement is subject to fulfillment of the following conditions, which are for the sole benefit of PeakSoft: (a) that the representations and warranties set forth in Article 3 above shall be true and correct in all material respects at and as of the closing date;
         (b) that the Creditor shall have performed and complied with all of its covenants herein contained in all material respects up to and including the closing date;
         (c) that no litigation or proceeding shall be pending before any arbitrator, court or other person in the course of which it is possible that an unfavorable injunction, judgment, order, decree, ruling or charge could be issued which would:
                  (i) prevent the completion of any of the transactions contemplated by this Agreement; or

                  (ii) cause any of the transactions contemplated by this Agreement to be rescinded following such completion; and (d) that no injunctions, judgment, order, decree, ruling or charge which would have any of the effects described in clause (c) of this paragraph above shall be in force.
         If any of the above conditions have not been fulfilled by the closing date PeakSoft may by notice in writing to the Creditor either waive fulfillment thereof or elect not to complete. If PeakSoft elects not to complete, this Agreement shall be null and void and neither participant shall have any further rights or obligations hereunder.


ARTICLE 5 -- FORCE MAJEUR

5.01 Neither participant shall be in breach of this Agreement where its failure to perform or its delay in performing any obligation is due wholly or in part to a cause beyond its reasonable control, including but not limited to:
         (a)      any act of God (eg, floods, earthquakes or storms);
         (b) any act of any national, civil or military authority, or of any public enemy;
         (c)      conflagration, civil commotion, insurrection, sabotage or war;
         (d)      epidemic or quarantine; or
         (e)      strikes, lockouts and other labour disputes.

5.02 Each participant shall notify the other promptly of any failure to perform or delay in performing any of his obligations under this Agreement due to a cause described in the preceding paragraph, and shall provide an estimate, as soon as practicable, of the date upon which the obligation will be performed. The time for performing the obligation shall be extended for a period of time at least equal to the period of delay resulting from such cause.


ARTICLE 6 -- GOVERNING LAW AND JURISDICTION
-------------------------------------------

6.01 This Agreement shall be governed by and shall be construed in accordance with both the procedural and the substantive laws of the Province of British Columbia, in the Dominion of Canada, to the exclusion of the law of any other jurisdiction. By entering into this Agreement the participants agree that any cause of action which arises in respect of the construction and/or the performance of this Agreement or any provision hereof shall be deemed to have arisen in the Province of British Columbia, and accept and attorn to the jurisdiction of the Supreme Court of British Columbia. The participants agree that no resort shall be taken to any other Court or tribunal in any other jurisdiction, save only where and in those instances in which it shall become necessary to seek the enforcement of an Order of the Supreme Court of British Columbia beyond its territorial jurisdiction.


ARTICLE 7 -- GENERAL PROVISIONS
-------------------------------

7.01     Time is of the essence of this Agreement.

7.02 The failure of either or any participant to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit that participant's rights herein contained including the provision that time is of the essence hereof. In the event that time being of the essence should be waived by either or any participant at any time, time shall continue to be of the essence of this Agreement without the necessity of the participant so waiving giving notice to the other(s) reinstating this provision.

7.03 There are no implied covenants contained in this Agreement other than those of good faith and fair dealing. This Agreement contains the entire understanding between or among the participants relating to the subject matters hereof, and supercedes all representations, warranties and agreements, whether oral or written which antedate it. No modification of this Agreement shall be valid unless made in writing and duly executed by the participants.

7.04     Each of the participants hereby covenants and agrees:
         (a) to execute and to deliver such further and other agreements, instruments, assurances, undertakings, acknowledgments and documents;
         (b) to cause such meetings to be held, such resolutions to be passed and such by-laws to be enacted; (c) to exercise his vote and influence; and (d) to do and to perform and to cause to be done and performed any such further and other acts and things; as may be necessary or desirable in order to give full effect to this Agreement and every part hereof.

7.05 In the event that any term or provision of this Agreement should be deemed by a court of competent jurisdiction to be excessively broad in scope, duration or area of applicability, the court considering the same will have the power -- and is hereby authorized and directed -- to limit such scope, duration or area of applicability, or all of them, so that such term or provision is no longer excessively broad, and to enforce the same as so limited. Subject to the foregoing sentence, in the event that any provision of this Agreement is be held to be invalid or unenforceable for any reason, such provision shall be severed from and shall be deemed not to be a part of this Agreement, but such severance shall in no way affect any of the remaining provisions hereof or cause the same to be void.

7.06 This Agreement may be executed in counterpart and shall (in the absence of any other provision herein contained to the contrary) be deemed to have been entered into at the City of Vancouver, in the Province of British Columbia on the date which appears at the head of the first page hereof. A collection of counterparts of this Agreement bearing between or among them the signatures of all participants shall be deemed to be one original fully executed copy of it. The participants agree that counterparts of this Agreement may be delivered by fax transmission.

7.07 The participants intend to be legally bound by the provisions of this Agreement and each hereby adopts the designation "SEAL" which appears adjacent to his signature or to the signature of its authorized signatory below to be his or its seal.

IN WITNESS WHEREOF the participants execute this Agreement and deliver counterparts of the same each to the other.


PEAKSOFT MULTINET CORP.                         Alexander Hutton, Inc.
by its authorized signatory                     by its authorized signatory

/s/ T.W. Metz                                   /s/ Alexander Hutton, Inc.
_____________________SEAL                       _____________________SEAL
Timothy Metz                                        Signature
Chief Executive Officer
                                                   ---------------------------
                                                           Please print name

Exhibit 46 - Debt Conversion Agreement Timothy W. Metz - August 1, 2001

This DEBT CONVERSION AGREEMENT is dated for reference August 1, 2001.


BETWEEN:          Timothy W. Metz, 2901 Niagara Street, Bellingham, WA 98226.

                                     (hereinafter referred to as the "Creditor")
                                                              OF THE FIRST PART

AND:

                  PEAKSOFT MULTINET CORP., an Alberta company
                  (Corporate Access No. 20706089) which maintains an office located at 3930 Meridian Street, Suite C117, Bellingham, WA 98226, USA.

                                         (hereinafter referred to as "PeakSoft")
                                                              OF THE SECOND PART

AMOUNT OF DEBT:                             US$50,000. (CDN$75,689)
NUMBER OF SUBSTITUTION SHARES        291,111 (at CDN$0.26/share)

A. WHEREAS PeakSoft is indebted to the Creditor in the amount of the debt;

B. AND WHEREAS the Creditor and PeakSoft intend that the indebtedness should be satisfied by the issuance by PeakSoft to the Creditor of substitution shares (as hereinafter defined);

         NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of $5 now paid by PeakSoft to the Creditor (the sufficiency and receipt of which is hereby acknowledged by the Creditor), and in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the participants hereby agree each with the other as follows:


ARTICLE 1 -- DEFINITIONS AND INTERPRETATION
-------------------------------------------

1.01 "Business day" means any day that the Canadian Venture Exchange is open for the trading of shares by members of the general public.

1.02 "Debt" means the indebtedness of PeakSoft to the Creditor, the amount of which appears on the line adjacent to the words "AMOUNT OF DEBT" on the first page hereof.

1.03 "Investment" means any direct or indirect purchase or other acquisition of stock or other securities from any person, or any direct or indirect loan, advance (other than advance payments remitted in the ordinary course of business) or capital contribution to any person.

1.04 "Participant" means either party to this Agreement. "Participants" means both parties to this Agreement.

1.05 "Person" means any natural person, partnership, trust, society, body corporate, body politic and any other legal entity, including (without limiting the generality of the foregoing) any ministry, department, agency of, or statutory body created by, any government, including a municipal government. The term "person" as used herein means "person or persons" wherever the circumstances to which the provisions of this Agreement are to be applied shall reasonably admit or require.

1.06 "Regulatory authority" means any regulatory body, including any stock exchange or securities commission, which has jurisdiction over the allotment, the issuance or the transfer of the shares of PeakSoft.

1.07 "Substitution shares" means those common shares in the capital stock of PeakSoft which are being issued to the Creditor by PeakSoft in satisfaction of the debt of PeakSoft to the Creditor.

1.08 Where a word or an expression is defined in this Agreement, other parts of speech and grammatical forms of the same word or expression have corresponding meanings. The words and expressions defined in this article shall have the meanings herein set out throughout this Agreement irrespective of whether they are printed in a bold font or otherwise emphasized, and irrespective of whether the first letter of each appears in upper case or lower case type.

1.09 The headings contained in this Agreement and in any annexures to it are included solely for reference and do not affect the interpretation of this Agreement or define, limit or construe the contents of any provision of it.

1.10 Wherever the singular or the masculine pronoun is used in this Agreement, the same shall be construed to mean the plural, or the feminine, or the body politic or corporate, where the context in which this term is found within this Agreement or the circumstances to which the provisions of this Agreement are to be applied shall reasonably admit or require.

1.11 The terms and conditions herein set out shall enure to the benefit of and shall bind each of the participants and his every successor in interest, including, without limiting the generality of the foregoing, any and all companies succeeding a corporate participant by reason of amalgamation, all receivers and receiver-managers, all liquidators, all trustees-in-bankruptcy, all committees, personal representatives and heirs.


ARTICLE 2 -- CONVERSION OF DEBT TO EQUITY
-----------------------------------------

2.01 The Creditor hereby agrees to exchange the debt, together with any and all interest and any and all other contractual charges which may have accrued thereon, for the number of substitution shares which is set out the line adjacent to the words "NUMBER OF SUBSTITUTION SHARES" which appear on page one hereof, and PeakSoft hereby agrees to issue such substitution shares. The participants acknowledge that the number of substitution shares to be allotted and issued by PeakSoft may be amended by a regulatory authority. The participants agree that in the event of such amendment in the number of shares permitted to be allotted and issued, the number of substitution shares set out in this Agreement shall be amended, without any further action being required on the part of the participants, to that number permitted to be allotted and issued to the Creditor by such regulatory authority or authorities.

2.03 The closing of the transaction hereby contemplated shall take place at PeakSoft's offices or at such other place as the participants may agree, at 11:00 hours on the fourth clear business day following the satisfaction or waiver of all conditions precedent to the operation of this Agreement, or at such other time as the participants may mutually determine. At the closing PeakSoft will deliver to the Creditor a certificate representing the number of substitution shares set out on the line adjacent to the words "NUMBER OF SUBSTITUTION SHARES" which appear on page one hereof, provided that should the number of substitution shares be amended by a regulatory authority, the said certificate shall represent that number of substitution shares as shall be stipulated by the said regulatory authority. The substitution shares shall be duly authorized, validly issued, fully paid and nonassessable.


ARTICLE 3 -- CREDITOR'S REPRESENTATIONS AND ACKNOWLEDGEMENTS
------------------------------------------------------------

3.01     The Creditor hereby warrants to PeakSoft:
         (a) that the amount of the debt is accurately set out on the line adjacent to the words "AMOUNT OF DEBT" which appears on the first page hereof; and
         (b) that upon the issuance of the substitution shares to the Creditor in accordance with the provisions of the preceding paragraph, the Creditor will have no actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims or demands whatsoever in law or in equity against PeakSoft.

3.02 The Creditor hereby represents, warrants and agrees that the substitution shares are being acquired for his own account and for investment and not with a view to resale or distribution.

3.03 The Creditor represents and warrants that it has not committed any act of bankruptcy as defined by the Bankruptcy and Insolvency Act (Canada) within the 12 months next preceding the date of this Agreement;

3.04 The Creditor shall file all notices, agreements, forms, undertakings or reports with the regulatory authorities as may be necessary in furtherance of the transaction contemplated herein, and shall provide copies of all such documents for inclusion among the corporate records of PeakSoft.

3.05 In the event that the substitution shares are issued with a hold period or with any other restriction imposed by any regulatory body, the Creditor will not sell substitution shares prior to the expiration of that hold period or in violation of that restriction.

3.06 The Creditor agrees not to sell the substitution shares in the United States of America or to persons resident in the United States of America except by transactions which satisfy all applicable United States' securities laws. The Creditor agrees to require each person who purchases any such securities from the Creditor prior to the expiration of any hold period to covenant that by purchasing such securities he represents and agrees that he will comply with such restrictions on offers and sales, and will require of any other purchaser to whom he sells such securities a covenant in substantially the same terms.

3.07 The Creditor acknowledges that no person has made to the Creditor any written or oral representation that any person will resell or repurchase the substitution shares, as to the future price or value of the substitution shares, or that the substitution shares will be listed and posted for trading on a stock exchange or that application has been made to list and to post the substitution shares for trading on a stock exchange.

3.08 If the Creditor is a corporation, it covenants that it is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization.


ARTICLE 4 -- CONDITIONS PRECEDENT
---------------------------------

4.01 It shall be a condition precedent to the operation of this Agreement that [PeakSoft's shareholders and] the Canadian Venture Exchange shall have approved the transactions contemplated herein.

4.02 PeakSoft's obligation to complete the transaction contemplated by this Agreement is subject to fulfillment of the following conditions, which are for the sole benefit of PeakSoft:

         (a) that the representations and warranties set forth in Article 3 above shall be true and correct in all material respects at and as of the closing date;
         (b) that the Creditor shall have performed and complied with all of its covenants herein contained in all material respects up to and including the closing date;
         (c) that no litigation or proceeding shall be pending before any arbitrator, court or other person in the course of which it is possible that an unfavorable injunction, judgment, order, decree, ruling or charge could be issued which would:
                  (i) prevent the completion of any of the transactions contemplated by this Agreement; or
                  (ii) cause any of the transactions contemplated by this Agreement to be rescinded following such completion; and (d) that no injunctions, judgment, order, decree, ruling or charge which would have any of the effects described in clause (c) of this paragraph above shall be in force.
         If any of the above conditions have not been fulfilled by the closing date PeakSoft may by notice in writing to the Creditor either waive fulfillment thereof or elect not to complete. If PeakSoft elects not to complete, this Agreement shall be null and void and neither participant shall have any further rights or obligations hereunder.


ARTICLE 5 -- FORCE MAJEUR
-------------------------

5.01 Neither participant shall be in breach of this Agreement where its failure to perform or its delay in performing any obligation is due wholly or in part to a cause beyond its reasonable control, including but not limited to:
         (a)      any act of God (eg, floods, earthquakes or storms);
         (b) any act of any national, civil or military authority, or of any public enemy;
         (c)      conflagration, civil commotion, insurrection, sabotage or war;
         (d)      epidemic or quarantine; or
         (e)      strikes, lockouts and other labour disputes.

5.02 Each participant shall notify the other promptly of any failure to perform or delay in performing any of his obligations under this Agreement due to a cause described in the preceding paragraph, and shall provide an estimate, as soon as practicable, of the date upon which the obligation will be performed. The time for performing the obligation shall be extended for a period of time at least equal to the period of delay resulting from such cause.


ARTICLE 6 -- GOVERNING LAW AND JURISDICTION
-------------------------------------------

6.01 This Agreement shall be governed by and shall be construed in accordance with both the procedural and the substantive laws of the Province of British Columbia, in the Dominion of Canada, to the exclusion of the law of any other jurisdiction. By entering into this Agreement the participants agree that any cause of action which arises in respect of the construction and/or the performance of this Agreement or any provision hereof shall be deemed to have arisen in the Province of British Columbia, and accept and attorn to the jurisdiction of the Supreme Court of British Columbia. The participants agree that no resort shall be taken to any other Court or tribunal in any other jurisdiction, save only where and in those instances in which it shall become necessary to seek the enforcement of an Order of the Supreme Court of British Columbia beyond its territorial jurisdiction.


ARTICLE 7 -- GENERAL PROVISIONS
-------------------------------

7.01     Time is of the essence of this Agreement.

7.02 The failure of either or any participant to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit that participant's rights herein contained including the provision that time is of the essence hereof. In the event that time being of the essence should be waived by either or any participant at any time, time shall continue to be of the essence of this Agreement without the necessity of the participant so waiving giving notice to the other(s) reinstating this provision.

7.03 There are no implied covenants contained in this Agreement other than those of good faith and fair dealing. This Agreement contains the entire understanding between or among the participants relating to the subject matters hereof, and supercedes all representations, warranties and agreements, whether oral or written which antedate it. No modification of this Agreement shall be valid unless made in writing and duly executed by the participants.

7.04     Each of the participants hereby covenants and agrees:
         (a) to execute and to deliver such further and other agreements, instruments, assurances, undertakings, acknowledgments and documents;
         (b) to cause such meetings to be held, such resolutions to be passed and such by-laws to be enacted; (c) to exercise his vote and influence; and (d) to do and to perform and to cause to be done and performed any such further and other acts and things; as may be necessary or desirable in order to give full effect to this Agreement and every part hereof.

7.05 In the event that any term or provision of this Agreement should be deemed by a court of competent jurisdiction to be excessively broad in scope, duration or area of applicability, the court considering the same will have the power -- and is hereby authorized and directed -- to limit such scope, duration or area of applicability, or all of them, so that such term or provision is no longer excessively broad, and to enforce the same as so limited. Subject to the foregoing sentence, in the event that any provision of this Agreement is be held to be invalid or unenforceable for any reason, such provision shall be severed from and shall be deemed not to be a part of this Agreement, but such severance shall in no way affect any of the remaining provisions hereof or cause the same to be void.

7.06 This Agreement may be executed in counterpart and shall (in the absence of any other provision herein contained to the contrary) be deemed to have been entered into at the City of Vancouver, in the Province of British Columbia on the date which appears at the head of the first page hereof. A collection of counterparts of this Agreement bearing between or among them the signatures of all participants shall be deemed to be one original fully executed copy of it. The participants agree that counterparts of this Agreement may be delivered by fax transmission.

7.07 The participants intend to be legally bound by the provisions of this Agreement and each hereby adopts the designation "SEAL" which appears adjacent to his signature or to the signature of its authorized signatory below to be his or its seal.


IN WITNESS WHEREOF the participants execute this Agreement and deliver counterparts of the same each to the other.


PEAKSOFT MULTINET CORP.                         Timothy W. Metz
by its authorized signatory                     by its authorized signatory

/s/ T.W. Metz                                   /s/ Timothy W. Metz
_____________________SEAL                       _____________________SEAL
 Timothy Metz                                         Signature
Chief Executive Officer
                                                 ---------------------------
                                                        Please print name

Exhibit 47 - Debt Conversion Agreement Magnetic Management Ltd. - August 1, 2001

This DEBT CONVERSION AGREEMENT is dated for reference August 1, 2001.


BETWEEN: Magnetic Management Ltd., a British Virgin Island company which maintains an office at 1st. Floor, Yamraj Bldg., Market Square; Road Town, Tortola, BVI.
                  Telephone 284-494-4541, facsimile 284-494-3016.

                                     (hereinafter referred to as the "Creditor")
                                                               OF THE FIRST PART

AND:

                  PEAKSOFT MULTINET CORP., an Alberta company
                  (Corporate Access No. 20706089) which maintains an office located at 3930 Meridian Street, Suite C117, Bellingham, WA 98226, USA.

                                         (hereinafter referred to as "PeakSoft")
                                                              OF THE SECOND PART

AMOUNT OF DEBT:                             US$773,726. (CDN$1,171,247.)
NUMBER OF SUBSTITUTION SHARES        4,504,798 (at CDN$0.26/share)

A. WHEREAS PeakSoft is indebted to the Creditor in the amount of the debt;

B. AND WHEREAS the Creditor and PeakSoft intend that the indebtedness should be satisfied by the issuance by PeakSoft to the Creditor of substitution shares (as hereinafter defined);

         NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of $5 now paid by PeakSoft to the Creditor (the sufficiency and receipt of which is hereby acknowledged by the Creditor), and in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the participants hereby agree each with the other as follows:


ARTICLE 1 -- DEFINITIONS AND INTERPRETATION
-------------------------------------------

1.01 "Business day" means any day that the Canadian Venture Exchange is open for the trading of shares by members of the general public.

1.02 "Debt" means the indebtedness of PeakSoft to the Creditor, the amount of which appears on the line adjacent to the words "AMOUNT OF DEBT" on the first page hereof.

1.03 "Investment" means any direct or indirect purchase or other acquisition of stock or other securities from any person, or any direct or indirect loan, advance (other than advance payments remitted in the ordinary course of business) or capital contribution to any person.

1.04 "Participant" means either party to this Agreement. "Participants" means both parties to this Agreement.

1.05 "Person" means any natural person, partnership, trust, society, body corporate, body politic and any other legal entity, including (without limiting the generality of the foregoing) any ministry, department, agency of, or statutory body created by, any government, including a municipal government. The term "person" as used herein means "person or persons" wherever the circumstances to which the provisions of this Agreement are to be applied shall reasonably admit or require.

1.06 "Regulatory authority" means any regulatory body, including any stock exchange or securities commission, which has jurisdiction over the allotment, the issuance or the transfer of the shares of PeakSoft.

1.07 "Substitution shares" means those common shares in the capital stock of PeakSoft which are being issued to the Creditor by PeakSoft in satisfaction of the debt of PeakSoft to the Creditor.

1.08 Where a word or an expression is defined in this Agreement, other parts of speech and grammatical forms of the same word or expression have corresponding meanings. The words and expressions defined in this article shall have the meanings herein set out throughout this Agreement irrespective of whether they are printed in a bold font or otherwise emphasized, and irrespective of whether the first letter of each appears in upper case or lower case type.

1.09 The headings contained in this Agreement and in any annexures to it are included solely for reference and do not affect the interpretation of this Agreement or define, limit or construe the contents of any provision of it.

1.10 Wherever the singular or the masculine pronoun is used in this Agreement, the same shall be construed to mean the plural, or the feminine, or the body politic or corporate, where the context in which this term is found within this Agreement or the circumstances to which the provisions of this Agreement are to be applied shall reasonably admit or require.

1.11 The terms and conditions herein set out shall enure to the benefit of and shall bind each of the participants and his every successor in interest, including, without limiting the generality of the foregoing, any and all companies succeeding a corporate participant by reason of amalgamation, all receivers and receiver-managers, all liquidators, all trustees-in-bankruptcy, all committees, personal representatives and heirs.


ARTICLE 2 -- CONVERSION OF DEBT TO EQUITY
-----------------------------------------

2.01 The Creditor hereby agrees to exchange the debt, together with any and all interest and any and all other contractual charges which may have accrued thereon, for the number of substitution shares which is set out the line adjacent to the words "NUMBER OF SUBSTITUTION SHARES" which appear on page one hereof, and PeakSoft hereby agrees to issue such substitution shares. The participants acknowledge that the number of substitution shares to be allotted and issued by PeakSoft may be amended by a regulatory authority. The participants agree that in the event of such amendment in the number of shares permitted to be allotted and issued, the number of substitution shares set out in this Agreement shall be amended, without any further action being required on the part of the participants, to that number permitted to be allotted and issued to the Creditor by such regulatory authority or authorities.

2.03 The closing of the transaction hereby contemplated shall take place at PeakSoft's offices or at such other place as the participants may agree, at 11:00 hours on the fourth clear business day following the satisfaction or waiver of all conditions precedent to the operation of this Agreement, or at such other time as the participants may mutually determine. At the closing PeakSoft will deliver to the Creditor a certificate representing the number of substitution shares set out on the line adjacent to the words "NUMBER OF SUBSTITUTION SHARES" which appear on page one hereof, provided that should the number of substitution shares be amended by a regulatory authority, the said certificate shall represent that number of substitution shares as shall be stipulated by the said regulatory authority. The substitution shares shall be duly authorized, validly issued, fully paid and nonassessable.


ARTICLE 3 -- CREDITOR'S REPRESENTATIONS AND ACKNOWLEDGEMENTS
------------------------------------------------------------

3.01     The Creditor hereby warrants to PeakSoft:
         (a) that the amount of the debt is accurately set out on the line adjacent to the words "AMOUNT OF DEBT" which appears on the first page hereof; and
         (b) that upon the issuance of the substitution shares to the Creditor in accordance with the provisions of the preceding paragraph, the Creditor will have no actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims or demands whatsoever in law or in equity against PeakSoft.

3.02 The Creditor hereby represents, warrants and agrees that the substitution shares are being acquired for his own account and for investment and not with a view to resale or distribution.

3.03 The Creditor represents and warrants that it has not committed any act of bankruptcy as defined by the Bankruptcy and Insolvency Act (Canada) within the 12 months next preceding the date of this Agreement;

3.04 The Creditor shall file all notices, agreements, forms, undertakings or reports with the regulatory authorities as may be necessary in furtherance of the transaction contemplated herein, and shall provide copies of all such documents for inclusion among the corporate records of PeakSoft.

3.05 In the event that the substitution shares are issued with a hold period or with any other restriction imposed by any regulatory body, the Creditor will not sell substitution shares prior to the expiration of that hold period or in violation of that restriction.

3.06 The Creditor agrees not to sell the substitution shares in the United States of America or to persons resident in the United States of America except by transactions which satisfy all applicable United States' securities laws. The Creditor agrees to require each person who purchases any such securities from the Creditor prior to the expiration of any hold period to covenant that by purchasing such securities he represents and agrees that he will comply with such restrictions on offers and sales, and will require of any other purchaser to whom he sells such securities a covenant in substantially the same terms.

3.07 The Creditor acknowledges that no person has made to the Creditor any written or oral representation that any person will resell or repurchase the substitution shares, as to the future price or value of the substitution shares, or that the substitution shares will be listed and posted for trading on a stock exchange or that application has been made to list and to post the substitution shares for trading on a stock exchange.

3.08 If the Creditor is a corporation, it covenants that it is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization.


ARTICLE 4 -- CONDITIONS PRECEDENT
---------------------------------

4.01 It shall be a condition precedent to the operation of this Agreement that [PeakSoft's shareholders and] the Canadian Venture Exchange shall have approved the transactions contemplated herein.

4.02 PeakSoft's obligation to complete the transaction contemplated by this Agreement is subject to fulfillment of the following conditions, which are for the sole benefit of PeakSoft: (a) that the representations and warranties set forth in Article 3 above shall be true and correct in all material respects at and as of the closing date;
         (b) that the Creditor shall have performed and complied with all of its covenants herein contained in all material respects up to and including the closing date;
         (c) that no litigation or proceeding shall be pending before any arbitrator, court or other person in the course of which it is possible that an unfavorable injunction, judgment, order, decree, ruling or charge could be issued which would:
                  (i) prevent the completion of any of the transactions contemplated by this Agreement; or
                  (ii) cause any of the transactions contemplated by this Agreement to be rescinded following such completion; and (d) that no injunctions, judgment, order, decree, ruling or charge which would have any of the effects described in clause (c) of this paragraph above shall be in force.
         If any of the above conditions have not been fulfilled by the closing date PeakSoft may by notice in writing to the Creditor either waive fulfillment thereof or elect not to complete. If PeakSoft elects not to complete, this Agreement shall be null and void and neither participant shall have any further rights or obligations hereunder.

ARTICLE 5 -- FORCE MAJEUR
-------------------------

5.01 Neither participant shall be in breach of this Agreement where its failure to perform or its delay in performing any obligation is due wholly or in part to a cause beyond its reasonable control, including but not limited to: (a) any act of God (eg, floods, earthquakes or storms); (b) any act of any national, civil or military authority, or of any public enemy; (c) conflagration, civil commotion, insurrection, sabotage or war; (d) epidemic or quarantine; or (e) strikes, lockouts and other labour disputes.

5.02 Each participant shall notify the other promptly of any failure to perform or delay in performing any of his obligations under this Agreement due to a cause described in the preceding paragraph, and shall provide an estimate, as soon as practicable, of the date upon which the obligation will be performed. The time for performing the obligation shall be extended for a period of time at least equal to the period of delay resulting from such cause.


ARTICLE 6 -- GOVERNING LAW AND JURISDICTION
-------------------------------------------

6.01 This Agreement shall be governed by and shall be construed in accordance with both the procedural and the substantive laws of the Province of British Columbia, in the Dominion of Canada, to the exclusion of the law of any other jurisdiction. By entering into this Agreement the participants agree that any cause of action which arises in respect of the construction and/or the performance of this Agreement or any provision hereof shall be deemed to have arisen in the Province of British Columbia, and accept and attorn to the jurisdiction of the Supreme Court of British Columbia. The participants agree that no resort shall be taken to any other Court or tribunal in any other jurisdiction, save only where and in those instances in which it shall become necessary to seek the enforcement of an Order of the Supreme Court of British Columbia beyond its territorial jurisdiction.


ARTICLE 7 -- GENERAL PROVISIONS
-------------------------------

7.01     Time is of the essence of this Agreement.

7.02 The failure of either or any participant to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit that participant's rights herein contained including the provision that time is of the essence hereof. In the event that time being of the essence should be waived by either or any participant at any time, time shall continue to be of the essence of this Agreement without the necessity of the participant so waiving giving notice to the other(s) reinstating this provision.

7.03 There are no implied covenants contained in this Agreement other than those of good faith and fair dealing. This Agreement contains the entire understanding between or among the participants relating to the subject matters hereof, and supercedes all representations, warranties and agreements, whether oral or written which antedate it. No modification of this Agreement shall be valid unless made in writing and duly executed by the participants.

7.04     Each of the participants hereby covenants and agrees:
         (a) to execute and to deliver such further and other agreements, instruments, assurances, undertakings, acknowledgments and documents;
         (b) to cause such meetings to be held, such resolutions to be passed and such by-laws to be enacted; (c) to exercise his vote and influence; and (d) to do and to perform and to cause to be done and performed any such further and other acts and things; as may be necessary or desirable in order to give full effect to this Agreement and every part hereof.

7.05 In the event that any term or provision of this Agreement should be deemed by a court of competent jurisdiction to be excessively broad in scope, duration or area of applicability, the court considering the same will have the power -- and is hereby authorized and directed -- to limit such scope, duration or area of applicability, or all of them, so that such term or provision is no longer excessively broad, and to enforce the same as so limited. Subject to the foregoing sentence, in the event that any provision of this Agreement is be held to be invalid or unenforceable for any reason, such provision shall be severed from and shall be deemed not to be a part of this Agreement, but such severance shall in no way affect any of the remaining provisions hereof or cause the same to be void.

7.06 This Agreement may be executed in counterpart and shall (in the absence of any other provision herein contained to the contrary) be deemed to have been entered into at the City of Vancouver, in the Province of British Columbia on the date which appears at the head of the first page hereof. A collection of counterparts of this Agreement bearing between or among them the signatures of all participants shall be deemed to be one original fully executed copy of it. The participants agree that counterparts of this Agreement may be delivered by fax transmission.

7.07 The participants intend to be legally bound by the provisions of this Agreement and each hereby adopts the designation "SEAL" which appears adjacent to his signature or to the signature of its authorized signatory below to be his or its seal.


IN WITNESS WHEREOF the participants execute this Agreement and deliver counterparts of the same each to the other.


PEAKSOFT MULTINET CORP.                          Magnetic Management Ltd.
by its authorized signatory                      by its authorized signatory

/s/ T.W. Metz                                   /s/ Magnetic Management Ltd.
 _____________________SEAL                      ____________________SEAL
Timothy Metz                                         Signature
Chief Executive Officer
                                                 ---------------------------
                                                        Please print name

Exhibit 48 - Debt Conversion Agreement Colin Morse - August 1, 2001

This DEBT CONVERSION AGREEMENT is dated for reference August 1, 2001.


BETWEEN:        Colin Morse, 1004 - 1500 Howe Street, Vancouver, B.C. V6Z 2N1

                                    (hereinafter referred to as the "Creditor")
                                                              OF THE FIRST PART

AND:

                PEAKSOFT MULTINET CORP., an Alberta company
                (Corporate Access No. 20706089) which maintains an office located at 3930 Meridian Street, Suite C117, Bellingham, WA 98226, USA.

                                         (hereinafter referred to as "PeakSoft")
                                                              OF THE SECOND PART

AMOUNT OF DEBT:                             US$50,000. (CDN$75,689)
NUMBER OF SUBSTITUTION SHARES        291,111 (at CDN$0.26/share)

A. WHEREAS PeakSoft is indebted to the Creditor in the amount of the debt;

B. AND WHEREAS the Creditor and PeakSoft intend that the indebtedness should be satisfied by the issuance by PeakSoft to the Creditor of substitution shares (as hereinafter defined);

         NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of $5 now paid by PeakSoft to the Creditor (the sufficiency and receipt of which is hereby acknowledged by the Creditor), and in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the participants hereby agree each with the other as follows:


ARTICLE 1 -- DEFINITIONS AND INTERPRETATION
-------------------------------------------

1.01 "Business day" means any day that the Canadian Venture Exchange is open for the trading of shares by members of the general public.

1.02 "Debt" means the indebtedness of PeakSoft to the Creditor, the amount of which appears on the line adjacent to the words "AMOUNT OF DEBT" on the first page hereof.

1.03 "Investment" means any direct or indirect purchase or other acquisition of stock or other securities from any person, or any direct or indirect loan, advance (other than advance payments remitted in the ordinary course of business) or capital contribution to any person.

1.04 "Participant" means either party to this Agreement. "Participants" means both parties to this Agreement.

1.05 "Person" means any natural person, partnership, trust, society, body corporate, body politic and any other legal entity, including (without limiting the generality of the foregoing) any ministry, department, agency of, or statutory body created by, any government, including a municipal government. The term "person" as used herein means "person or persons" wherever the circumstances to which the provisions of this Agreement are to be applied shall reasonably admit or require.

1.06 "Regulatory authority" means any regulatory body, including any stock exchange or securities commission, which has jurisdiction over the allotment, the issuance or the transfer of the shares of PeakSoft.

1.07 "Substitution shares" means those common shares in the capital stock of PeakSoft which are being issued to the Creditor by PeakSoft in satisfaction of the debt of PeakSoft to the Creditor.

1.08 Where a word or an expression is defined in this Agreement, other parts of speech and grammatical forms of the same word or expression have corresponding meanings. The words and expressions defined in this article shall have the meanings herein set out throughout this Agreement irrespective of whether they are printed in a bold font or otherwise emphasized, and irrespective of whether the first letter of each appears in upper case or lower case type.

1.09 The headings contained in this Agreement and in any annexures to it are included solely for reference and do not affect the interpretation of this Agreement or define, limit or construe the contents of any provision of it.

1.10 Wherever the singular or the masculine pronoun is used in this Agreement, the same shall be construed to mean the plural, or the feminine, or the body politic or corporate, where the context in which this term is found within this Agreement or the circumstances to which the provisions of this Agreement are to be applied shall reasonably admit or require.

1.11 The terms and conditions herein set out shall enure to the benefit of and shall bind each of the participants and his every successor in interest, including, without limiting the generality of the foregoing, any and all companies succeeding a corporate participant by reason of amalgamation, all receivers and receiver-managers, all liquidators, all trustees-in-bankruptcy, all committees, personal representatives and heirs.


ARTICLE 2 -- CONVERSION OF DEBT TO EQUITY
-----------------------------------------

2.01 The Creditor hereby agrees to exchange the debt, together with any and all interest and any and all other contractual charges which may have accrued thereon, for the number of substitution shares which is set out the line adjacent to the words "NUMBER OF SUBSTITUTION SHARES" which appear on page one hereof, and PeakSoft hereby agrees to issue such substitution shares. The participants acknowledge that the number of substitution shares to be allotted and issued by PeakSoft may be amended by a regulatory authority. The participants agree that in the event of such amendment in the number of shares permitted to be allotted and issued, the number of substitution shares set out in this Agreement shall be amended, without any further action being required on the part of the participants, to that number permitted to be allotted and issued to the Creditor by such regulatory authority or authorities.

2.03 The closing of the transaction hereby contemplated shall take place at PeakSoft's offices or at such other place as the participants may agree, at 11:00 hours on the fourth clear business day following the satisfaction or waiver of all conditions precedent to the operation of this Agreement, or at such other time as the participants may mutually determine. At the closing PeakSoft will deliver to the Creditor a certificate representing the number of substitution shares set out on the line adjacent to the words "NUMBER OF SUBSTITUTION SHARES" which appear on page one hereof, provided that should the number of substitution shares be amended by a regulatory authority, the said certificate shall represent that number of substitution shares as shall be stipulated by the said regulatory authority. The substitution shares shall be duly authorized, validly issued, fully paid and nonassessable.


ARTICLE 3 -- CREDITOR'S REPRESENTATIONS AND ACKNOWLEDGEMENTS
------------------------------------------------------------

3.01     The Creditor hereby warrants to PeakSoft:
         (a) that the amount of the debt is accurately set out on the line adjacent to the words "AMOUNT OF DEBT" which appears on the first page hereof; and
         (b) that upon the issuance of the substitution shares to the Creditor in accordance with the provisions of the preceding paragraph, the Creditor will have no actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims or demands whatsoever in law or in equity against PeakSoft.

3.02 The Creditor hereby represents, warrants and agrees that the substitution shares are being acquired for his own account and for investment and not with a view to resale or distribution.

3.03 The Creditor represents and warrants that it has not committed any act of bankruptcy as defined by the Bankruptcy and Insolvency Act (Canada) within the 12 months next preceding the date of this Agreement;

3.04 The Creditor shall file all notices, agreements, forms, undertakings or reports with the regulatory authorities as may be necessary in furtherance of the transaction contemplated herein, and shall provide copies of all such documents for inclusion among the corporate records of PeakSoft.

3.05 In the event that the substitution shares are issued with a hold period or with any other restriction imposed by any regulatory body, the Creditor will not sell substitution shares prior to the expiration of that hold period or in violation of that restriction.

3.06 The Creditor agrees not to sell the substitution shares in the United States of America or to persons resident in the United States of America except by transactions which satisfy all applicable United States' securities laws. The Creditor agrees to require each person who purchases any such securities from the Creditor prior to the expiration of any hold period to covenant that by purchasing such securities he represents and agrees that he will comply with such restrictions on offers and sales, and will require of any other purchaser to whom he sells such securities a covenant in substantially the same terms.

3.07 The Creditor acknowledges that no person has made to the Creditor any written or oral representation that any person will resell or repurchase the substitution shares, as to the future price or value of the substitution shares, or that the substitution shares will be listed and posted for trading on a stock exchange or that application has been made to list and to post the substitution shares for trading on a stock exchange.

3.08 If the Creditor is a corporation, it covenants that it is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization.


ARTICLE 4 -- CONDITIONS PRECEDENT
---------------------------------

4.01 It shall be a condition precedent to the operation of this Agreement that [PeakSoft's shareholders and] the Canadian Venture Exchange shall have approved the transactions contemplated herein.

4.02 PeakSoft's obligation to complete the transaction contemplated by this Agreement is subject to fulfillment of the following conditions, which are for the sole benefit of PeakSoft:
         (a) that the representations and warranties set forth in Article 3 above shall be true and correct in all material respects at and as of the closing date;
         (b) that the Creditor shall have performed and complied with all of its covenants herein contained in all material respects up to and including the closing date;
         (c) that no litigation or proceeding shall be pending before any arbitrator, court or other person in the course of which it is possible that an unfavorable injunction, judgment, order, decree, ruling or charge could be issued which would:

                  (i) prevent the completion of any of the transactions contemplated by this Agreement; or
                  (ii) cause any of the transactions contemplated by this Agreement to be rescinded following such completion; and (d) that no injunctions, judgment, order, decree, ruling or charge which would have any of the effects described in clause (c) of this paragraph above shall be in force.
         If any of the above conditions have not been fulfilled by the closing date PeakSoft may by notice in writing to the Creditor either waive fulfillment thereof or elect not to complete. If PeakSoft elects not to complete, this Agreement shall be null and void and neither participant shall have any further rights or obligations hereunder.

ARTICLE 5 -- FORCE MAJEUR
-------------------------

5.01 Neither participant shall be in breach of this Agreement where its failure to perform or its delay in performing any obligation is due wholly or in part to a cause beyond its reasonable control, including but not limited to:
         (a)      any act of God (eg, floods, earthquakes or storms);
         (b) any act of any national, civil or military authority, or of any public enemy;
         (c)      conflagration, civil commotion, insurrection, sabotage or war;
         (d)      epidemic or quarantine; or
         (e)      strikes, lockouts and other labour disputes.

5.02 Each participant shall notify the other promptly of any failure to perform or delay in performing any of his obligations under this Agreement due to a cause described in the preceding paragraph, and shall provide an estimate, as soon as practicable, of the date upon which the obligation will be performed. The time for performing the obligation shall be extended for a period of time at least equal to the period of delay resulting from such cause.


ARTICLE 6 -- GOVERNING LAW AND JURISDICTION
-------------------------------------------

6.01 This Agreement shall be governed by and shall be construed in accordance with both the procedural and the substantive laws of the Province of British Columbia, in the Dominion of Canada, to the exclusion of the law of any other jurisdiction. By entering into this Agreement the participants agree that any cause of action which arises in respect of the construction and/or the performance of this Agreement or any provision hereof shall be deemed to have arisen in the Province of British Columbia, and accept and attorn to the jurisdiction of the Supreme Court of British Columbia. The participants agree that no resort shall be taken to any other Court or tribunal in any other jurisdiction, save only where and in those instances in which it shall become necessary to seek the enforcement of an Order of the Supreme Court of British Columbia beyond its territorial jurisdiction.


ARTICLE 7 -- GENERAL PROVISIONS
-------------------------------

7.01     Time is of the essence of this Agreement.

7.02 The failure of either or any participant to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit that participant's rights herein contained including the provision that time is of the essence hereof. In the event that time being of the essence should be waived by either or any participant at any time, time shall continue to be of the essence of this Agreement without the necessity of the participant so waiving giving notice to the other(s) reinstating this provision.

7.03 There are no implied covenants contained in this Agreement other than those of good faith and fair dealing. This Agreement contains the entire understanding between or among the participants relating to the subject matters hereof, and supercedes all representations, warranties and agreements, whether oral or written which antedate it. No modification of this Agreement shall be valid unless made in writing and duly executed by the participants.

7.04     Each of the participants hereby covenants and agrees:
         (a) to execute and to deliver such further and other agreements, instruments, assurances, undertakings, acknowledgments and documents;
         (b) to cause such meetings to be held, such resolutions to be passed and such by-laws to be enacted;
         (c)      to exercise his vote and influence; and
         (d) to do and to perform and to cause to be done and performed any such further and other acts and things; as may be necessary or desirable in order to give full effect to this Agreement and every part hereof.

7.05 In the event that any term or provision of this Agreement should be deemed by a court of competent jurisdiction to be excessively broad in scope, duration or area of applicability, the court considering the same will have the power -- and is hereby authorized and directed -- to limit such scope, duration or area of applicability, or all of them, so that such term or provision is no longer excessively broad, and to enforce the same as so limited. Subject to the foregoing sentence, in the event that any provision of this Agreement is be held to be invalid or unenforceable for any reason, such provision shall be severed from and shall be deemed not to be a part of this Agreement, but such severance shall in no way affect any of the remaining provisions hereof or cause the same to be void.

7.06 This Agreement may be executed in counterpart and shall (in the absence of any other provision herein contained to the contrary) be deemed to have been entered into at the City of Vancouver, in the Province of British Columbia on the date which appears at the head of the first page hereof. A collection of counterparts of this Agreement bearing between or among them the signatures of all participants shall be deemed to be one original fully executed copy of it. The participants agree that counterparts of this Agreement may be delivered by fax transmission.

7.07 The participants intend to be legally bound by the provisions of this Agreement and each hereby adopts the designation "SEAL" which appears adjacent to his signature or to the signature of its authorized signatory below to be his or its seal.

IN WITNESS WHEREOF the participants execute this Agreement and deliver counterparts of the same each to the other.


PEAKSOFT MULTINET CORP.                              Colin Morse
by its authorized signatory                          by its authorized signatory

/s/ T.W. Metz                                        /s/ Colin Morse
_____________________SEAL                            _____________________SEAL
 Timothy Metz                                           Signature
Chief Executive Officer
                                                    ---------------------------
                                                             Please print name

Exhibit 49 - Debt Conversion Agreement Patterson & Price - August 1, 2001

This DEBT CONVERSION AGREEMENT is dated for reference August 1, 2001.


BETWEEN: Patterson & Price, Barristers & Solicitors, which maintains an office at 812 - 525 Seymour Street; Vancouver, BC, Canada V6B 3H7. Telephone 604-488-0620, facsimile 604-488-0640.

                                     (hereinafter referred to as the "Creditor")
                                                              OF THE FIRST PART

AND:

                  PEAKSOFT MULTINET CORP., an Alberta company
                  (Corporate Access No. 20706089) which maintains an office located at 3930 Meridian Street, Suite C117, Bellingham, WA 98226, USA.

                                         (hereinafter referred to as "PeakSoft")
                                                              OF THE SECOND PART

AMOUNT OF DEBT:                             US$3,300. (CDN$4995.)
NUMBER OF SUBSTITUTION SHARES        19,213 (at CDN$0.26/share)

A. WHEREAS PeakSoft is indebted to the Creditor in the amount of the debt;

B. AND WHEREAS the Creditor and PeakSoft intend that the indebtedness should be satisfied by the issuance by PeakSoft to the Creditor of substitution shares (as hereinafter defined);

         NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of $5 now paid by PeakSoft to the Creditor (the sufficiency and receipt of which is hereby acknowledged by the Creditor), and in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the participants hereby agree each with the other as follows:


ARTICLE 1 -- DEFINITIONS AND INTERPRETATION
-------------------------------------------

1.01 "Business day" means any day that the Canadian Venture Exchange is open for the trading of shares by members of the general public.

1.02 "Debt" means the indebtedness of PeakSoft to the Creditor, the amount of which appears on the line adjacent to the words "AMOUNT OF DEBT" on the first page hereof.

1.03 "Investment" means any direct or indirect purchase or other acquisition of stock or other securities from any person, or any direct or indirect loan, advance (other than advance payments remitted in the ordinary course of business) or capital contribution to any person.

1.04 "Participant" means either party to this Agreement. "Participants" means both parties to this Agreement.

1.05 "Person" means any natural person, partnership, trust, society, body corporate, body politic and any other legal entity, including (without limiting the generality of the foregoing) any ministry, department, agency of, or statutory body created by, any government, including a municipal government. The term "person" as used herein means "person or persons" wherever the circumstances to which the provisions of this Agreement are to be applied shall reasonably admit or require.

1.06 "Regulatory authority" means any regulatory body, including any stock exchange or securities commission, which has jurisdiction over the allotment, the issuance or the transfer of the shares of PeakSoft.

1.07 "Substitution shares" means those common shares in the capital stock of PeakSoft which are being issued to the Creditor by PeakSoft in satisfaction of the debt of PeakSoft to the Creditor.

1.08 Where a word or an expression is defined in this Agreement, other parts of speech and grammatical forms of the same word or expression have corresponding meanings. The words and expressions defined in this article shall have the meanings herein set out throughout this Agreement irrespective of whether they are printed in a bold font or otherwise emphasized, and irrespective of whether the first letter of each appears in upper case or lower case type.

1.09 The headings contained in this Agreement and in any annexures to it are included solely for reference and do not affect the interpretation of this Agreement or define, limit or construe the contents of any provision of it.

1.10 Wherever the singular or the masculine pronoun is used in this Agreement, the same shall be construed to mean the plural, or the feminine, or the body politic or corporate, where the context in which this term is found within this Agreement or the circumstances to which the provisions of this Agreement are to be applied shall reasonably admit or require.

1.11 The terms and conditions herein set out shall enure to the benefit of and shall bind each of the participants and his every successor in interest, including, without limiting the generality of the foregoing, any and all companies succeeding a corporate participant by reason of amalgamation, all receivers and receiver-managers, all liquidators, all trustees-in-bankruptcy, all committees, personal representatives and heirs.


ARTICLE 2 -- CONVERSION OF DEBT TO EQUITY
-----------------------------------------

2.01 The Creditor hereby agrees to exchange the debt, together with any and all interest and any and all other contractual charges which may have accrued thereon, for the number of substitution shares which is set out the line adjacent to the words "NUMBER OF SUBSTITUTION SHARES" which appear on page one hereof, and PeakSoft hereby agrees to issue such substitution shares. The participants acknowledge that the number of substitution shares to be allotted and issued by PeakSoft may be amended by a regulatory authority. The participants agree that in the event of such amendment in the number of shares permitted to be allotted and issued, the number of substitution shares set out in this Agreement shall be amended, without any further action being required on the part of the participants, to that number permitted to be allotted and issued to the Creditor by such regulatory authority or authorities.

2.03 The closing of the transaction hereby contemplated shall take place at PeakSoft's offices or at such other place as the participants may agree, at 11:00 hours on the fourth clear business day following the satisfaction or waiver of all conditions precedent to the operation of this Agreement, or at such other time as the participants may mutually determine. At the closing PeakSoft will deliver to the Creditor a certificate representing the number of substitution shares set out on the line adjacent to the words "NUMBER OF SUBSTITUTION SHARES" which appear on page one hereof, provided that should the number of substitution shares be amended by a regulatory authority, the said certificate shall represent that number of substitution shares as shall be stipulated by the said regulatory authority. The substitution shares shall be duly authorized, validly issued, fully paid and nonassessable.


ARTICLE 3 -- CREDITOR'S REPRESENTATIONS AND ACKNOWLEDGEMENTS
------------------------------------------------------------

3.01     The Creditor hereby warrants to PeakSoft:
         (a) that the amount of the debt is accurately set out on the line adjacent to the words "AMOUNT OF DEBT" which appears on the first page hereof; and
         (b) that upon the issuance of the substitution shares to the Creditor in accordance with the provisions of the preceding paragraph, the Creditor will have no actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims or demands whatsoever in law or in equity against PeakSoft.

3.02 The Creditor hereby represents, warrants and agrees that the substitution shares are being acquired for his own account and for investment and not with a view to resale or distribution.

3.03 The Creditor represents and warrants that it has not committed any act of bankruptcy as defined by the Bankruptcy and Insolvency Act (Canada) within the 12 months next preceding the date of this Agreement;

3.04 The Creditor shall file all notices, agreements, forms, undertakings or reports with the regulatory authorities as may be necessary in furtherance of the transaction contemplated herein, and shall provide copies of all such documents for inclusion among the corporate records of PeakSoft.

3.05 In the event that the substitution shares are issued with a hold period or with any other restriction imposed by any regulatory body, the Creditor will not sell substitution shares prior to the expiration of that hold period or in violation of that restriction.

3.06 The Creditor agrees not to sell the substitution shares in the United States of America or to persons resident in the United States of America except by transactions which satisfy all applicable United States' securities laws. The Creditor agrees to require each person who purchases any such securities from the Creditor prior to the expiration of any hold period to covenant that by purchasing such securities he represents and agrees that he will comply with such restrictions on offers and sales, and will require of any other purchaser to whom he sells such securities a covenant in substantially the same terms.

3.07 The Creditor acknowledges that no person has made to the Creditor any written or oral representation that any person will resell or repurchase the substitution shares, as to the future price or value of the substitution shares, or that the substitution shares will be listed and posted for trading on a stock exchange or that application has been made to list and to post the substitution shares for trading on a stock exchange.

3.08 If the Creditor is a corporation, it covenants that it is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization.


ARTICLE 4 -- CONDITIONS PRECEDENT
---------------------------------

4.01 It shall be a condition precedent to the operation of this Agreement that [PeakSoft's shareholders and] the Canadian Venture Exchange shall have approved the transactions contemplated herein.

4.02 PeakSoft's obligation to complete the transaction contemplated by this Agreement is subject to fulfillment of the following conditions, which are for the sole benefit of PeakSoft: (a) that the representations and warranties set forth in Article 3 above shall be true and correct in all material respects at and as of the closing date;
         (b) that the Creditor shall have performed and complied with all of its covenants herein contained in all material respects up to and including the closing date;
         (c) that no litigation or proceeding shall be pending before any arbitrator, court or other person in the course of which it is possible that an unfavorable injunction, judgment, order, decree, ruling or charge could be issued which would:
                  (i) prevent the completion of any of the transactions contemplated by this Agreement; or
                  (ii) cause any of the transactions contemplated by this Agreement to be rescinded following such completion; and (d) that no injunctions, judgment, order, decree, ruling or charge which would have any of the effects described in clause (c) of this paragraph above shall be in force.
         If any of the above conditions have not been fulfilled by the closing date PeakSoft may by notice in writing to the Creditor either waive fulfillment thereof or elect not to complete. If PeakSoft elects not to complete, this Agreement shall be null and void and neither participant shall have any further rights or obligations hereunder.

ARTICLE 5 -- FORCE MAJEUR
-------------------------

5.01 Neither participant shall be in breach of this Agreement where its failure to perform or its delay in performing any obligation is due wholly or in part to a cause beyond its reasonable control, including but not limited to:
         (a)      any act of God (eg, floods, earthquakes or storms);
         (b) any act of any national, civil or military authority, or of any public enemy;
         (c)      conflagration, civil commotion, insurrection, sabotage or war;
         (d)      epidemic or quarantine; or
         (e)      strikes, lockouts and other labour disputes.

5.02 Each participant shall notify the other promptly of any failure to perform or delay in performing any of his obligations under this Agreement due to a cause described in the preceding paragraph, and shall provide an estimate, as soon as practicable, of the date upon which the obligation will be performed. The time for performing the obligation shall be extended for a period of time at least equal to the period of delay resulting from such cause.


ARTICLE 6 -- GOVERNING LAW AND JURISDICTION
-------------------------------------------

6.01 This Agreement shall be governed by and shall be construed in accordance with both the procedural and the substantive laws of the Province of British Columbia, in the Dominion of Canada, to the exclusion of the law of any other jurisdiction. By entering into this Agreement the participants agree that any cause of action which arises in respect of the construction and/or the performance of this Agreement or any provision hereof shall be deemed to have arisen in the Province of British Columbia, and accept and attorn to the jurisdiction of the Supreme Court of British Columbia. The participants agree that no resort shall be taken to any other Court or tribunal in any other jurisdiction, save only where and in those instances in which it shall become necessary to seek the enforcement of an Order of the Supreme Court of British Columbia beyond its territorial jurisdiction.


ARTICLE 7 -- GENERAL PROVISIONS
-------------------------------

7.01     Time is of the essence of this Agreement.

7.02 The failure of either or any participant to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit that participant's rights herein contained including the provision that time is of the essence hereof. In the event that time being of the essence should be waived by either or any participant at any time, time shall continue to be of the essence of this Agreement without the necessity of the participant so waiving giving notice to the other(s) reinstating this provision.

7.03 There are no implied covenants contained in this Agreement other than those of good faith and fair dealing. This Agreement contains the entire understanding between or among the participants relating to the subject matters hereof, and supercedes all representations, warranties and agreements, whether oral or written which antedate it. No modification of this Agreement shall be valid unless made in writing and duly executed by the participants.

7.04     Each of the participants hereby covenants and agrees:
         (a) to execute and to deliver such further and other agreements, instruments, assurances, undertakings, acknowledgments and documents;
         (b) to cause such meetings to be held, such resolutions to be passed and such by-laws to be enacted; (c) to exercise his vote and influence; and (d) to do and to perform and to cause to be done and performed any such further and other acts and things; as may be necessary or desirable in order to give full effect to this Agreement and every part hereof.

7.05 In the event that any term or provision of this Agreement should be deemed by a court of competent jurisdiction to be excessively broad in scope, duration or area of applicability, the court considering the same will have the power -- and is hereby authorized and directed -- to limit such scope, duration or area of applicability, or all of them, so that such term or provision is no longer excessively broad, and to enforce the same as so limited. Subject to the foregoing sentence, in the event that any provision of this Agreement is be held to be invalid or unenforceable for any reason, such provision shall be severed from and shall be deemed not to be a part of this Agreement, but such severance shall in no way affect any of the remaining provisions hereof or cause the same to be void.

7.06 This Agreement may be executed in counterpart and shall (in the absence of any other provision herein contained to the contrary) be deemed to have been entered into at the City of Vancouver, in the Province of British Columbia on the date which appears at the head of the first page hereof. A collection of counterparts of this Agreement bearing between or among them the signatures of all participants shall be deemed to be one original fully executed copy of it. The participants agree that counterparts of this Agreement may be delivered by fax transmission.

7.07 The participants intend to be legally bound by the provisions of this Agreement and each hereby adopts the designation "SEAL" which appears adjacent to his signature or to the signature of its authorized signatory below to be his or its seal.


IN WITNESS WHEREOF the participants execute this Agreement and deliver counterparts of the same each to the other.


PEAKSOFT MULTINET CORP.                         Patterson & Price
by its authorized signatory                     by its authorized signatory

/s/ T.W. Metz                                   /s/ Calvin Patterson
 _____________________SEAL                      ____________________SEAL
Timothy Metz                                         Signature
Chief Executive Officer
                                                  ---------------------------
                                                        Please print name

Exhibit 50 - Debt Conversion Agreement Rubenstein Investor Relations, Inc.
- August 1, 2001

This DEBT CONVERSION AGREEMENT is dated for reference August 1, 2001.


BETWEEN: Rubenstein Investor Relations, Inc., a New York company which maintains an office at 1345 Avenue of the Americas, 30th. Floor; New York, NY 10105-0109. Telephone 212-843-9222, facsimile 212-843-9200.

                                     (hereinafter referred to as the "Creditor")
                                                               OF THE FIRST PART

AND:

                  PEAKSOFT MULTINET CORP., an Alberta company
                  (Corporate Access No. 20706089) which maintains an office located at 3930 Meridian Street, Suite C117, Bellingham, WA 98226, USA.

                                         (hereinafter referred to as "PeakSoft")
                                                              OF THE SECOND PART

AMOUNT OF DEBT:                             US$43,445 (CDN$65,766)
NUMBER OF SUBSTITUTION SHARES       252,946 (at CDN$0.26/share)

A. WHEREAS PeakSoft is indebted to the Creditor in the amount of the debt;

B. AND WHEREAS the Creditor and PeakSoft intend that the indebtedness should be satisfied by the issuance by PeakSoft to the Creditor of substitution shares (as hereinafter defined);

         NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of $5 now paid by PeakSoft to the Creditor (the sufficiency and receipt of which is hereby acknowledged by the Creditor), and in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the participants hereby agree each with the other as follows:


ARTICLE 1 -- DEFINITIONS AND INTERPRETATION
-------------------------------------------

1.01 "Business day" means any day that the Canadian Venture Exchange is open for the trading of shares by members of the general public.

1.02 "Debt" means the indebtedness of PeakSoft to the Creditor, the amount of which appears on the line adjacent to the words "AMOUNT OF DEBT" on the first page hereof.

1.03 "Investment" means any direct or indirect purchase or other acquisition of stock or other securities from any person, or any direct or indirect loan, advance (other than advance payments remitted in the ordinary course of business) or capital contribution to any person.

1.04 "Participant" means either party to this Agreement. "Participants" means both parties to this Agreement.

1.05 "Person" means any natural person, partnership, trust, society, body corporate, body politic and any other legal entity, including (without limiting the generality of the foregoing) any ministry, department, agency of, or statutory body created by, any government, including a municipal government. The term "person" as used herein means "person or persons" wherever the circumstances to which the provisions of this Agreement are to be applied shall reasonably admit or require.

1.06 "Regulatory authority" means any regulatory body, including any stock exchange or securities commission, which has jurisdiction over the allotment, the issuance or the transfer of the shares of PeakSoft.

1.07 "Substitution shares" means those common shares in the capital stock of PeakSoft which are being issued to the Creditor by PeakSoft in satisfaction of the debt of PeakSoft to the Creditor.

1.08 Where a word or an expression is defined in this Agreement, other parts of speech and grammatical forms of the same word or expression have corresponding meanings. The words and expressions defined in this article shall have the meanings herein set out throughout this Agreement irrespective of whether they are printed in a bold font or otherwise emphasized, and irrespective of whether the first letter of each appears in upper case or lower case type.

1.09 The headings contained in this Agreement and in any annexures to it are included solely for reference and do not affect the interpretation of this Agreement or define, limit or construe the contents of any provision of it.

1.10 Wherever the singular or the masculine pronoun is used in this Agreement, the same shall be construed to mean the plural, or the feminine, or the body politic or corporate, where the context in which this term is found within this Agreement or the circumstances to which the provisions of this Agreement are to be applied shall reasonably admit or require.

1.11 The terms and conditions herein set out shall enure to the benefit of and shall bind each of the participants and his every successor in interest, including, without limiting the generality of the foregoing, any and all companies succeeding a corporate participant by reason of amalgamation, all receivers and receiver-managers, all liquidators, all trustees-in-bankruptcy, all committees, personal representatives and heirs.


ARTICLE 2 -- CONVERSION OF DEBT TO EQUITY
-----------------------------------------

2.01 The Creditor hereby agrees to exchange the debt, together with any and all interest and any and all other contractual charges which may have accrued thereon, for the number of substitution shares which is set out the line adjacent to the words "NUMBER OF SUBSTITUTION SHARES" which appear on page one hereof, and PeakSoft hereby agrees to issue such substitution shares. The participants acknowledge that the number of substitution shares to be allotted and issued by PeakSoft may be amended by a regulatory authority. The participants agree that in the event of such amendment in the number of shares permitted to be allotted and issued, the number of substitution shares set out in this Agreement shall be amended, without any further action being required on the part of the participants, to that number permitted to be allotted and issued to the Creditor by such regulatory authority or authorities.

2.03 The closing of the transaction hereby contemplated shall take place at PeakSoft's offices or at such other place as the participants may agree, at 11:00 hours on the fourth clear business day following the satisfaction or waiver of all conditions precedent to the operation of this Agreement, or at such other time as the participants may mutually determine. At the closing PeakSoft will deliver to the Creditor a certificate representing the number of substitution shares set out on the line adjacent to the words "NUMBER OF SUBSTITUTION SHARES" which appear on page one hereof, provided that should the number of substitution shares be amended by a regulatory authority, the said certificate shall represent that number of substitution shares as shall be stipulated by the said regulatory authority. The substitution shares shall be duly authorized, validly issued, fully paid and nonassessable.


ARTICLE 3 -- CREDITOR'S REPRESENTATIONS AND ACKNOWLEDGEMENTS
------------------------------------------------------------

3.01     The Creditor hereby warrants to PeakSoft:
         (a) that the amount of the debt is accurately set out on the line adjacent to the words "AMOUNT OF DEBT" which appears on the first page hereof; and
         (b) that upon the issuance of the substitution shares to the Creditor in accordance with the provisions of the preceding paragraph, the Creditor will have no actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims or demands whatsoever in law or in equity against PeakSoft.

3.02 The Creditor hereby represents, warrants and agrees that the substitution shares are being acquired for his own account and for investment and not with a view to resale or distribution.

3.03 The Creditor represents and warrants that it has not committed any act of bankruptcy as defined by the Bankruptcy and Insolvency Act (Canada) within the 12 months next preceding the date of this Agreement;

3.04 The Creditor shall file all notices, agreements, forms, undertakings or reports with the regulatory authorities as may be necessary in furtherance of the transaction contemplated herein, and shall provide copies of all such documents for inclusion among the corporate records of PeakSoft.

3.05 In the event that the substitution shares are issued with a hold period or with any other restriction imposed by any regulatory body, the Creditor will not sell substitution shares prior to the expiration of that hold period or in violation of that restriction.

3.06 The Creditor agrees not to sell the substitution shares in the United States of America or to persons resident in the United States of America except by transactions which satisfy all applicable United States' securities laws. The Creditor agrees to require each person who purchases any such securities from the Creditor prior to the expiration of any hold period to covenant that by purchasing such securities he represents and agrees that he will comply with such restrictions on offers and sales, and will require of any other purchaser to whom he sells such securities a covenant in substantially the same terms.

3.07 The Creditor acknowledges that no person has made to the Creditor any written or oral representation that any person will resell or repurchase the substitution shares, as to the future price or value of the substitution shares, or that the substitution shares will be listed and posted for trading on a stock exchange or that application has been made to list and to post the substitution shares for trading on a stock exchange.

3.08 If the Creditor is a corporation, it covenants that it is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization.


ARTICLE 4 -- CONDITIONS PRECEDENT
---------------------------------

4.01 It shall be a condition precedent to the operation of this Agreement that [PeakSoft's shareholders and] the Canadian Venture Exchange shall have approved the transactions contemplated herein.

4.02 PeakSoft's obligation to complete the transaction contemplated by this Agreement is subject to fulfillment of the following conditions, which are for the sole benefit of PeakSoft: (a) that the representations and warranties set forth in Article 3 above shall be true and correct in all material respects at and as of the closing date;
         (b) that the Creditor shall have performed and complied with all of its covenants herein contained in all material respects up to and including the closing date;
         (c) that no litigation or proceeding shall be pending before any arbitrator, court or other person in the course of which it is possible that an unfavorable injunction, judgment, order, decree, ruling or charge could be issued which would:
                  (i) prevent the completion of any of the transactions contemplated by this Agreement; or
                  (ii) cause any of the transactions contemplated by this Agreement to be rescinded following such completion; and (d) that no injunctions, judgment, order, decree, ruling or charge which would have any of the effects described in clause (c) of this paragraph above shall be in force.
         If any of the above conditions have not been fulfilled by the closing date PeakSoft may by notice in writing to the Creditor either waive fulfillment thereof or elect not to complete. If PeakSoft elects not to complete, this Agreement shall be null and void and neither participant shall have any further rights or obligations hereunder.

ARTICLE 5 -- FORCE MAJEUR
-------------------------

5.01 Neither participant shall be in breach of this Agreement where its failure to perform or its delay in performing any obligation is due wholly or in part to a cause beyond its reasonable control, including but not limited to:
         (a)      any act of God (eg, floods, earthquakes or storms);
         (b) any act of any national, civil or military authority, or of any public enemy;
         (c)      conflagration, civil commotion, insurrection, sabotage or war;
         (d)      epidemic or quarantine; or
         (e)      strikes, lockouts and other labour disputes.

5.02 Each participant shall notify the other promptly of any failure to perform or delay in performing any of his obligations under this Agreement due to a cause described in the preceding paragraph, and shall provide an estimate, as soon as practicable, of the date upon which the obligation will be performed. The time for performing the obligation shall be extended for a period of time at least equal to the period of delay resulting from such cause.


ARTICLE 6 -- GOVERNING LAW AND JURISDICTION
-------------------------------------------

6.01 This Agreement shall be governed by and shall be construed in accordance with both the procedural and the substantive laws of the Province of British Columbia, in the Dominion of Canada, to the exclusion of the law of any other jurisdiction. By entering into this Agreement the participants agree that any cause of action which arises in respect of the construction and/or the performance of this Agreement or any provision hereof shall be deemed to have arisen in the Province of British Columbia, and accept and attorn to the jurisdiction of the Supreme Court of British Columbia. The participants agree that no resort shall be taken to any other Court or tribunal in any other jurisdiction, save only where and in those instances in which it shall become necessary to seek the enforcement of an Order of the Supreme Court of British Columbia beyond its territorial jurisdiction.


ARTICLE 7 -- GENERAL PROVISIONS
-------------------------------

7.01     Time is of the essence of this Agreement.

7.02 The failure of either or any participant to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit that participant's rights herein contained including the provision that time is of the essence hereof. In the event that time being of the essence should be waived by either or any participant at any time, time shall continue to be of the essence of this Agreement without the necessity of the participant so waiving giving notice to the other(s) reinstating this provision.

7.03 There are no implied covenants contained in this Agreement other than those of good faith and fair dealing. This Agreement contains the entire understanding between or among the participants relating to the subject matters hereof, and supercedes all representations, warranties and agreements, whether oral or written which antedate it. No modification of this Agreement shall be valid unless made in writing and duly executed by the participants.

7.04     Each of the participants hereby covenants and agrees:
         (a) to execute and to deliver such further and other agreements, instruments, assurances, undertakings, acknowledgments and documents;
         (b) to cause such meetings to be held, such resolutions to be passed and such by-laws to be enacted; (c) to exercise his vote and influence; and (d) to do and to perform and to cause to be done and performed any such further and other acts and things; as may be necessary or desirable in order to give full effect to this Agreement and every part hereof.

7.05 In the event that any term or provision of this Agreement should be deemed by a court of competent jurisdiction to be excessively broad in scope, duration or area of applicability, the court considering the same will have the power -- and is hereby authorized and directed -- to limit such scope, duration or area of applicability, or all of them, so that such term or provision is no longer excessively broad, and to enforce the same as so limited. Subject to the foregoing sentence, in the event that any provision of this Agreement is be held to be invalid or unenforceable for any reason, such provision shall be severed from and shall be deemed not to be a part of this Agreement, but such severance shall in no way affect any of the remaining provisions hereof or cause the same to be void.

7.06 This Agreement may be executed in counterpart and shall (in the absence of any other provision herein contained to the contrary) be deemed to have been entered into at the City of Vancouver, in the Province of British Columbia on the date which appears at the head of the first page hereof. A collection of counterparts of this Agreement bearing between or among them the signatures of all participants shall be deemed to be one original fully executed copy of it. The participants agree that counterparts of this Agreement may be delivered by fax transmission.

7.07 The participants intend to be legally bound by the provisions of this Agreement and each hereby adopts the designation "SEAL" which appears adjacent to his signature or to the signature of its authorized signatory below to be his or its seal.


IN WITNESS WHEREOF the participants execute this Agreement and deliver counterparts of the same each to the other.


PEAKSOFT MULTINET CORP.                      Rubenstein Investor Relations, Inc.
by its authorized signatory                  by its authorized signatory

/s/ T.W. Metz                                /s/ Richard Rubenstein
_____________________SEAL                    _____________________SEAL
Timothy Metz                                    Signature
Chief Executive Officer
                                                ---------------------------
                                                       Please print name

Exhibit 51 - Debt Conversion Agreement Saturn Solutions Inc. - August 1, 2001

This DEBT CONVERSION AGREEMENT is dated for reference August 1, 2001.


BETWEEN: Saturn Solutions Inc., which maintains an office at 6520 Abrams, Ville St. Laurent, PQ, Canada H4S 1Y2. Facsimile number for delivery 514-856-0837.

                                     (hereinafter referred to as the "Creditor")
                                                              OF THE FIRST PART

AND:

                  PEAKSOFT MULTINET CORP., an Alberta company
                  (Corporate Access No. 20706089) which maintains an office located at 3930 Meridian Street, Suite C117, Bellingham, WA 98226, USA.

                                         (hereinafter referred to as "PeakSoft")
                                                              OF THE SECOND PART

AMOUNT OF DEBT:                             US$19,884. (CDN$30,100.)
NUMBER OF SUBSTITUTION SHARES        115,769 (at CDN$0.26/share)

A. WHEREAS PeakSoft is indebted to the Creditor in the amount of the debt;

B. AND WHEREAS the Creditor and PeakSoft intend that the indebtedness should be satisfied by the issuance by PeakSoft to the Creditor of substitution shares (as hereinafter defined);

         NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of $5 now paid by PeakSoft to the Creditor (the sufficiency and receipt of which is hereby acknowledged by the Creditor), and in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the participants hereby agree each with the other as follows:


ARTICLE 1 -- DEFINITIONS AND INTERPRETATION
-------------------------------------------

1.01 "Business day" means any day that the Canadian Venture Exchange is open for the trading of shares by members of the general public.

1.02 "Debt" means the indebtedness of PeakSoft to the Creditor, the amount of which appears on the line adjacent to the words "AMOUNT OF DEBT" on the first page hereof.

1.03 "Investment" means any direct or indirect purchase or other acquisition of stock or other securities from any person, or any direct or indirect loan, advance (other than advance payments remitted in the ordinary course of business) or capital contribution to any person.

1.04 "Participant" means either party to this Agreement. "Participants" means both parties to this Agreement.

1.05 "Person" means any natural person, partnership, trust, society, body corporate, body politic and any other legal entity, including (without limiting the generality of the foregoing) any ministry, department, agency of, or statutory body created by, any government, including a municipal government. The term "person" as used herein means "person or persons" wherever the circumstances to which the provisions of this Agreement are to be applied shall reasonably admit or require.

1.06 "Regulatory authority" means any regulatory body, including any stock exchange or securities commission, which has jurisdiction over the allotment, the issuance or the transfer of the shares of PeakSoft.

1.07 "Substitution shares" means those common shares in the capital stock of PeakSoft which are being issued to the Creditor by PeakSoft in satisfaction of the debt of PeakSoft to the Creditor.

1.08 Where a word or an expression is defined in this Agreement, other parts of speech and grammatical forms of the same word or expression have corresponding meanings. The words and expressions defined in this article shall have the meanings herein set out throughout this Agreement irrespective of whether they are printed in a bold font or otherwise emphasized, and irrespective of whether the first letter of each appears in upper case or lower case type.

1.09 The headings contained in this Agreement and in any annexures to it are included solely for reference and do not affect the interpretation of this Agreement or define, limit or construe the contents of any provision of it.

1.10 Wherever the singular or the masculine pronoun is used in this Agreement, the same shall be construed to mean the plural, or the feminine, or the body politic or corporate, where the context in which this term is found within this Agreement or the circumstances to which the provisions of this Agreement are to be applied shall reasonably admit or require.

1.11 The terms and conditions herein set out shall enure to the benefit of and shall bind each of the participants and his every successor in interest, including, without limiting the generality of the foregoing, any and all companies succeeding a corporate participant by reason of amalgamation, all receivers and receiver-managers, all liquidators, all trustees-in-bankruptcy, all committees, personal representatives and heirs.


ARTICLE 2 -- CONVERSION OF DEBT TO EQUITY
-----------------------------------------

2.01 The Creditor hereby agrees to exchange the debt, together with any and all interest and any and all other contractual charges which may have accrued thereon, for the number of substitution shares which is set out the line adjacent to the words "NUMBER OF SUBSTITUTION SHARES" which appear on page one hereof, and PeakSoft hereby agrees to issue such substitution shares. The participants acknowledge that the number of substitution shares to be allotted and issued by PeakSoft may be amended by a regulatory authority. The participants agree that in the event of such amendment in the number of shares permitted to be allotted and issued, the number of substitution shares set out in this Agreement shall be amended, without any further action being required on the part of the participants, to that number permitted to be allotted and issued to the Creditor by such regulatory authority or authorities.

2.03 The closing of the transaction hereby contemplated shall take place at PeakSoft's offices or at such other place as the participants may agree, at 11:00 hours on the fourth clear business day following the satisfaction or waiver of all conditions precedent to the operation of this Agreement, or at such other time as the participants may mutually determine. At the closing PeakSoft will deliver to the Creditor a certificate representing the number of substitution shares set out on the line adjacent to the words "NUMBER OF SUBSTITUTION SHARES" which appear on page one hereof, provided that should the number of substitution shares be amended by a regulatory authority, the said certificate shall represent that number of substitution shares as shall be stipulated by the said regulatory authority. The substitution shares shall be duly authorized, validly issued, fully paid and nonassessable.


ARTICLE 3 -- CREDITOR'S REPRESENTATIONS AND ACKNOWLEDGEMENTS
------------------------------------------------------------

3.01     The Creditor hereby warrants to PeakSoft:
         (a) that the amount of the debt is accurately set out on the line adjacent to the words "AMOUNT OF DEBT" which appears on the first page hereof; and
         (b) that upon the issuance of the substitution shares to the Creditor in accordance with the provisions of the preceding paragraph, the Creditor will have no actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims or demands whatsoever in law or in equity against PeakSoft.

3.02 The Creditor hereby represents, warrants and agrees that the substitution shares are being acquired for his own account and for investment and not with a view to resale or distribution.

3.03 The Creditor represents and warrants that it has not committed any act of bankruptcy as defined by the Bankruptcy and Insolvency Act (Canada) within the 12 months next preceding the date of this Agreement;

3.04 The Creditor shall file all notices, agreements, forms, undertakings or reports with the regulatory authorities as may be necessary in furtherance of the transaction contemplated herein, and shall provide copies of all such documents for inclusion among the corporate records of PeakSoft.

3.05 In the event that the substitution shares are issued with a hold period or with any other restriction imposed by any regulatory body, the Creditor will not sell substitution shares prior to the expiration of that hold period or in violation of that restriction.

3.06 The Creditor agrees not to sell the substitution shares in the United States of America or to persons resident in the United States of America except by transactions which satisfy all applicable United States' securities laws. The Creditor agrees to require each person who purchases any such securities from the Creditor prior to the expiration of any hold period to covenant that by purchasing such securities he represents and agrees that he will comply with such restrictions on offers and sales, and will require of any other purchaser to whom he sells such securities a covenant in substantially the same terms.

3.07 The Creditor acknowledges that no person has made to the Creditor any written or oral representation that any person will resell or repurchase the substitution shares, as to the future price or value of the substitution shares, or that the substitution shares will be listed and posted for trading on a stock exchange or that application has been made to list and to post the substitution shares for trading on a stock exchange.

3.08 If the Creditor is a corporation, it covenants that it is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization.


ARTICLE 4 -- CONDITIONS PRECEDENT
---------------------------------

4.01 It shall be a condition precedent to the operation of this Agreement that [PeakSoft's shareholders and] the Canadian Venture Exchange shall have approved the transactions contemplated herein.

4.02 PeakSoft's obligation to complete the transaction contemplated by this Agreement is subject to fulfillment of the following conditions, which are for the sole benefit of PeakSoft: (a) that the representations and warranties set forth in Article 3 above shall be true and correct in all material respects at and as of the closing date;
         (b) that the Creditor shall have performed and complied with all of its covenants herein contained in all material respects up to and including the closing date;
         (c) that no litigation or proceeding shall be pending before any arbitrator, court or other person in the course of which it is possible that an unfavorable injunction, judgment, order, decree, ruling or charge could be issued which would:
                  (i) prevent the completion of any of the transactions contemplated by this Agreement; or
                  (ii) cause any of the transactions contemplated by this Agreement to be rescinded following such completion; and (d) that no injunctions, judgment, order, decree, ruling or charge which would have any of the effects described in clause (c) of this paragraph above shall be in force.
         If any of the above conditions have not been fulfilled by the closing date PeakSoft may by notice in writing to the Creditor either waive fulfillment thereof or elect not to complete. If PeakSoft elects not to complete, this Agreement shall be null and void and neither participant shall have any further rights or obligations hereunder.

ARTICLE 5 -- FORCE MAJEUR
-------------------------

5.01 Neither participant shall be in breach of this Agreement where its failure to perform or its delay in performing any obligation is due wholly or in part to a cause beyond its reasonable control, including but not limited to:
         (a)      any act of God (eg, floods, earthquakes or storms);
         (b) any act of any national, civil or military authority, or of any public enemy;
         (c)      conflagration, civil commotion, insurrection, sabotage or war;
         (d)      epidemic or quarantine; or
         (e)      strikes, lockouts and other labour disputes.

5.02 Each participant shall notify the other promptly of any failure to perform or delay in performing any of his obligations under this Agreement due to a cause described in the preceding paragraph, and shall provide an estimate, as soon as practicable, of the date upon which the obligation will be performed. The time for performing the obligation shall be extended for a period of time at least equal to the period of delay resulting from such cause.


ARTICLE 6 -- GOVERNING LAW AND JURISDICTION
-------------------------------------------

6.01 This Agreement shall be governed by and shall be construed in accordance with both the procedural and the substantive laws of the Province of British Columbia, in the Dominion of Canada, to the exclusion of the law of any other jurisdiction. By entering into this Agreement the participants agree that any cause of action which arises in respect of the construction and/or the performance of this Agreement or any provision hereof shall be deemed to have arisen in the Province of British Columbia, and accept and attorn to the jurisdiction of the Supreme Court of British Columbia. The participants agree that no resort shall be taken to any other Court or tribunal in any other jurisdiction, save only where and in those instances in which it shall become necessary to seek the enforcement of an Order of the Supreme Court of British Columbia beyond its territorial jurisdiction.


ARTICLE 7 -- GENERAL PROVISIONS
-------------------------------

7.01     Time is of the essence of this Agreement.

7.02 The failure of either or any participant to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit that participant's rights herein contained including the provision that time is of the essence hereof. In the event that time being of the essence should be waived by either or any participant at any time, time shall continue to be of the essence of this Agreement without the necessity of the participant so waiving giving notice to the other(s) reinstating this provision.

7.03 There are no implied covenants contained in this Agreement other than those of good faith and fair dealing. This Agreement contains the entire understanding between or among the participants relating to the subject matters hereof, and supercedes all representations, warranties and agreements, whether oral or written which antedate it. No modification of this Agreement shall be valid unless made in writing and duly executed by the participants.

7.04     Each of the participants hereby covenants and agrees:
         (a) to execute and to deliver such further and other agreements, instruments, assurances, undertakings, acknowledgments and documents;
         (b) to cause such meetings to be held, such resolutions to be passed and such by-laws to be enacted; (c) to exercise his vote and influence; and (d) to do and to perform and to cause to be done and performed any such further and other acts and things; as may be necessary or desirable in order to give full effect to this Agreement and every part hereof.

7.05 In the event that any term or provision of this Agreement should be deemed by a court of competent jurisdiction to be excessively broad in scope, duration or area of applicability, the court considering the same will have the power -- and is hereby authorized and directed -- to limit such scope, duration or area of applicability, or all of them, so that such term or provision is no longer excessively broad, and to enforce the same as so limited. Subject to the foregoing sentence, in the event that any provision of this Agreement is be held to be invalid or unenforceable for any reason, such provision shall be severed from and shall be deemed not to be a part of this Agreement, but such severance shall in no way affect any of the remaining provisions hereof or cause the same to be void.

7.06 This Agreement may be executed in counterpart and shall (in the absence of any other provision herein contained to the contrary) be deemed to have been entered into at the City of Vancouver, in the Province of British Columbia on the date which appears at the head of the first page hereof. A collection of counterparts of this Agreement bearing between or among them the signatures of all participants shall be deemed to be one original fully executed copy of it. The participants agree that counterparts of this Agreement may be delivered by fax transmission.

7.07 The participants intend to be legally bound by the provisions of this Agreement and each hereby adopts the designation "SEAL" which appears adjacent to his signature or to the signature of its authorized signatory below to be his or its seal.

IN WITNESS WHEREOF the participants execute this Agreement and deliver counterparts of the same each to the other.


PEAKSOFT MULTINET CORP.                              Saturn Solutions, Inc.
by its authorized signatory                          by its authorized signatory

/s/ T.W. Metz                                        /s/ Saturn Solutions, Inc.
_____________________SEAL                            _____________________SEAL
Timothy Metz                                               Signature
Chief Executive Officer

                                                   ---------------------------
                                                          Please print name

Exhibit 52 - Debt Conversion Agreement Timothy W. Metz - August 8, 2002

This DEBT CONVERSION AGREEMENT is dated for reference August 8, 2002.


BETWEEN:          Timothy W. Metz, 2901 Niagara Street, Bellingham, WA 98226.

                                     (hereinafter referred to as the "Creditor")
                                                               OF THE FIRST PART

AND:

                  PEAKSOFT MULTINET CORP., an Alberta company
                  (Corporate Access No. 20706089) which maintains an office located at 3930 Meridian Street, Suite C117, Bellingham, WA 98226, USA.

                                         (hereinafter referred to as "PeakSoft")
                                                             OF THE SECOND PART

AMOUNT OF DEBT:                             US$254,964. (CDN$385,958)
NUMBER OF SUBSTITUTION SHARES        1,484,455 (at CDN$0.26/share)

A. WHEREAS PeakSoft is indebted to the Creditor in the amount of the debt;

B. AND WHEREAS the Creditor and PeakSoft intend that the indebtedness should be satisfied by the issuance by PeakSoft to the Creditor of substitution shares (as hereinafter defined);

         NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of $5 now paid by PeakSoft to the Creditor (the sufficiency and receipt of which is hereby acknowledged by the Creditor), and in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the participants hereby agree each with the other as follows:


ARTICLE 1 -- DEFINITIONS AND INTERPRETATION
-------------------------------------------

1.01 "Business day" means any day that the Canadian Venture Exchange is open for the trading of shares by members of the general public.

1.02 "Debt" means the indebtedness of PeakSoft to the Creditor, the amount of which appears on the line adjacent to the words "AMOUNT OF DEBT" on the first page hereof.

1.03 "Investment" means any direct or indirect purchase or other acquisition of stock or other securities from any person, or any direct or indirect loan, advance (other than advance payments remitted in the ordinary course of business) or capital contribution to any person.

1.04 "Participant" means either party to this Agreement. "Participants" means both parties to this Agreement.

1.05 "Person" means any natural person, partnership, trust, society, body corporate, body politic and any other legal entity, including (without limiting the generality of the foregoing) any ministry, department, agency of, or statutory body created by, any government, including a municipal government. The term "person" as used herein means "person or persons" wherever the circumstances to which the provisions of this Agreement are to be applied shall reasonably admit or require.

1.06 "Regulatory authority" means any regulatory body, including any stock exchange or securities commission, which has jurisdiction over the allotment, the issuance or the transfer of the shares of PeakSoft.

1.07 "Substitution shares" means those common shares in the capital stock of PeakSoft which are being issued to the Creditor by PeakSoft in satisfaction of the debt of PeakSoft to the Creditor.

1.08 Where a word or an expression is defined in this Agreement, other parts of speech and grammatical forms of the same word or expression have corresponding meanings. The words and expressions defined in this article shall have the meanings herein set out throughout this Agreement irrespective of whether they are printed in a bold font or otherwise emphasized, and irrespective of whether the first letter of each appears in upper case or lower case type.

1.09 The headings contained in this Agreement and in any annexures to it are included solely for reference and do not affect the interpretation of this Agreement or define, limit or construe the contents of any provision of it.

1.10 Wherever the singular or the masculine pronoun is used in this Agreement, the same shall be construed to mean the plural, or the feminine, or the body politic or corporate, where the context in which this term is found within this Agreement or the circumstances to which the provisions of this Agreement are to be applied shall reasonably admit or require.

1.11 The terms and conditions herein set out shall enure to the benefit of and shall bind each of the participants and his every successor in interest, including, without limiting the generality of the foregoing, any and all companies succeeding a corporate participant by reason of amalgamation, all receivers and receiver-managers, all liquidators, all trustees-in-bankruptcy, all committees, personal representatives and heirs.


ARTICLE 2 -- CONVERSION OF DEBT TO EQUITY
-----------------------------------------

2.01 The Creditor hereby agrees to exchange the debt, together with any and all interest and any and all other contractual charges which may have accrued thereon, for the number of substitution shares which is set out the line adjacent to the words "NUMBER OF SUBSTITUTION SHARES" which appear on page one hereof, and PeakSoft hereby agrees to issue such substitution shares. The participants acknowledge that the number of substitution shares to be allotted and issued by PeakSoft may be amended by a regulatory authority. The participants agree that in the event of such amendment in the number of shares permitted to be allotted and issued, the number of substitution shares set out in this Agreement shall be amended, without any further action being required on the part of the participants, to that number permitted to be allotted and issued to the Creditor by such regulatory authority or authorities.

2.03 The closing of the transaction hereby contemplated shall take place at PeakSoft's offices or at such other place as the participants may agree, at 11:00 hours on the fourth clear business day following the satisfaction or waiver of all conditions precedent to the operation of this Agreement, or at such other time as the participants may mutually determine. At the closing PeakSoft will deliver to the Creditor a certificate representing the number of substitution shares set out on the line adjacent to the words "NUMBER OF SUBSTITUTION SHARES" which appear on page one hereof, provided that should the number of substitution shares be amended by a regulatory authority, the said certificate shall represent that number of substitution shares as shall be stipulated by the said regulatory authority. The substitution shares shall be duly authorized, validly issued, fully paid and nonassessable.


ARTICLE 3 -- CREDITOR'S REPRESENTATIONS AND ACKNOWLEDGEMENTS
------------------------------------------------------------

3.01     The Creditor hereby warrants to PeakSoft:
         (a) that the amount of the debt is accurately set out on the line adjacent to the words "AMOUNT OF DEBT" which appears on the first page hereof; and
         (b) that upon the issuance of the substitution shares to the Creditor in accordance with the provisions of the preceding paragraph, the Creditor will have no actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims or demands whatsoever in law or in equity against PeakSoft.

3.02 The Creditor hereby represents, warrants and agrees that the substitution shares are being acquired for his own account and for investment and not with a view to resale or distribution.

3.03 The Creditor represents and warrants that it has not committed any act of bankruptcy as defined by the Bankruptcy and Insolvency Act (Canada) within the 12 months next preceding the date of this Agreement;

3.04 The Creditor shall file all notices, agreements, forms, undertakings or reports with the regulatory authorities as may be necessary in furtherance of the transaction contemplated herein, and shall provide copies of all such documents for inclusion among the corporate records of PeakSoft.

3.05 In the event that the substitution shares are issued with a hold period or with any other restriction imposed by any regulatory body, the Creditor will not sell substitution shares prior to the expiration of that hold period or in violation of that restriction.

3.06 The Creditor agrees not to sell the substitution shares in the United States of America or to persons resident in the United States of America except by transactions which satisfy all applicable United States' securities laws. The Creditor agrees to require each person who purchases any such securities from the Creditor prior to the expiration of any hold period to covenant that by purchasing such securities he represents and agrees that he will comply with such restrictions on offers and sales, and will require of any other purchaser to whom he sells such securities a covenant in substantially the same terms.

3.07 The Creditor acknowledges that no person has made to the Creditor any written or oral representation that any person will resell or repurchase the substitution shares, as to the future price or value of the substitution shares, or that the substitution shares will be listed and posted for trading on a stock exchange or that application has been made to list and to post the substitution shares for trading on a stock exchange.

3.08 If the Creditor is a corporation, it covenants that it is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization.


ARTICLE 4 -- CONDITIONS PRECEDENT
---------------------------------

4.01 It shall be a condition precedent to the operation of this Agreement that [PeakSoft's shareholders and] the Canadian Venture Exchange shall have approved the transactions contemplated herein.

4.02 PeakSoft's obligation to complete the transaction contemplated by this Agreement is subject to fulfillment of the following conditions, which are for the sole benefit of PeakSoft: (a) that the representations and warranties set forth in Article 3 above shall be true and correct in all material respects at and as of the closing date;
         (b) that the Creditor shall have performed and complied with all of its covenants herein contained in all material respects up to and including the closing date;
         (c) that no litigation or proceeding shall be pending before any arbitrator, court or other person in the course of which it is possible that an unfavorable injunction, judgment, order, decree, ruling or charge could be issued which would:
                  (i) prevent the completion of any of the transactions contemplated by this Agreement; or
                  (ii) cause any of the transactions contemplated by this Agreement to be rescinded following such completion; and (d) that no injunctions, judgment, order, decree, ruling or charge which would have any of the effects described in clause (c) of this paragraph above shall be in force.
         If any of the above conditions have not been fulfilled by the closing date PeakSoft may by notice in writing to the Creditor either waive fulfillment thereof or elect not to complete. If PeakSoft elects not to complete, this Agreement shall be null and void and neither participant shall have any further rights or obligations hereunder.

ARTICLE 5 -- FORCE MAJEUR
-------------------------

5.01 Neither participant shall be in breach of this Agreement where its failure to perform or its delay in performing any obligation is due wholly or in part to a cause beyond its reasonable control, including but not limited to:
         (a)      any act of God (eg, floods, earthquakes or storms);
         (b) any act of any national, civil or military authority, or of any public enemy;
         (c)      conflagration, civil commotion, insurrection, sabotage or war;
         (d)      epidemic or quarantine; or
         (e)      strikes, lockouts and other labour disputes.

5.02 Each participant shall notify the other promptly of any failure to perform or delay in performing any of his obligations under this Agreement due to a cause described in the preceding paragraph, and shall provide an estimate, as soon as practicable, of the date upon which the obligation will be performed. The time for performing the obligation shall be extended for a period of time at least equal to the period of delay resulting from such cause.


ARTICLE 6 -- GOVERNING LAW AND JURISDICTION
-------------------------------------------

6.01 This Agreement shall be governed by and shall be construed in accordance with both the procedural and the substantive laws of the Province of British Columbia, in the Dominion of Canada, to the exclusion of the law of any other jurisdiction. By entering into this Agreement the participants agree that any cause of action which arises in respect of the construction and/or the performance of this Agreement or any provision hereof shall be deemed to have arisen in the Province of British Columbia, and accept and attorn to the jurisdiction of the Supreme Court of British Columbia. The participants agree that no resort shall be taken to any other Court or tribunal in any other jurisdiction, save only where and in those instances in which it shall become necessary to seek the enforcement of an Order of the Supreme Court of British Columbia beyond its territorial jurisdiction.


ARTICLE 7 -- GENERAL PROVISIONS
-------------------------------

7.01     Time is of the essence of this Agreement.

7.02 The failure of either or any participant to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit that participant's rights herein contained including the provision that time is of the essence hereof. In the event that time being of the essence should be waived by either or any participant at any time, time shall continue to be of the essence of this Agreement without the necessity of the participant so waiving giving notice to the other(s) reinstating this provision.

7.03 There are no implied covenants contained in this Agreement other than those of good faith and fair dealing. This Agreement contains the entire understanding between or among the participants relating to the subject matters hereof, and supercedes all representations, warranties and agreements, whether oral or written which antedate it. No modification of this Agreement shall be valid unless made in writing and duly executed by the participants.

7.04     Each of the participants hereby covenants and agrees:
         (a) to execute and to deliver such further and other agreements, instruments, assurances, undertakings, acknowledgments and documents;
         (b) to cause such meetings to be held, such resolutions to be passed and such by-laws to be enacted; (c) to exercise his vote and influence; and (d) to do and to perform and to cause to be done and performed any such further and other acts and things; as may be necessary or desirable in order to give full effect to this Agreement and every part hereof.

7.05 In the event that any term or provision of this Agreement should be deemed by a court of competent jurisdiction to be excessively broad in scope, duration or area of applicability, the court considering the same will have the power -- and is hereby authorized and directed -- to limit such scope, duration or area of applicability, or all of them, so that such term or provision is no longer excessively broad, and to enforce the same as so limited. Subject to the foregoing sentence, in the event that any provision of this Agreement is be held to be invalid or unenforceable for any reason, such provision shall be severed from and shall be deemed not to be a part of this Agreement, but such severance shall in no way affect any of the remaining provisions hereof or cause the same to be void.

7.06 This Agreement may be executed in counterpart and shall (in the absence of any other provision herein contained to the contrary) be deemed to have been entered into at the City of Vancouver, in the Province of British Columbia on the date which appears at the head of the first page hereof. A collection of counterparts of this Agreement bearing between or among them the signatures of all participants shall be deemed to be one original fully executed copy of it. The participants agree that counterparts of this Agreement may be delivered by fax transmission.

7.07 The participants intend to be legally bound by the provisions of this Agreement and each hereby adopts the designation "SEAL" which appears adjacent to his signature or to the signature of its authorized signatory below to be his or its seal.

IN WITNESS WHEREOF the participants execute this Agreement and deliver counterparts of the same each to the other.

PEAKSOFT MULTINET CORP.                     Timothy W. Metz
by its authorized signatory                 by its authorized signatory

/s/ Simon Arnison                          /s/ T.W. Metz
____________________SEAL                   _____________________SEAL
Simon Arnison                                Timothy W. Metz
Director

Exhibit 53 - Demand Promissory Note - June 14, 2000

                                                            PROMISSORY NOTE

U.S. $50,000                                                       June 14, 2000


                  FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order of Westgate International, L.P., c/o HSBC Financial Services (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies ("Holder"), on demand, the principal sum of Fifty Thousand United States Dollars (U.S. $50,000), with interest accrued thereon at the rate of 12% per annum.

                  In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

                  This Note shall be secured by the assets of the Maker, pursuant to the Security Agreement, as amended, by and between Holder, Maker and The Liverpool Limited Partnership. This Note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation
(USA), Inc. and PeakSoft Multinet Corp. (USA).

                  Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

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

                  Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all the rights of Holder under this Note, Security Agreement, as amended and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

                  Maker hereby waives presentment, trial by jury, notice of non-payment, protest, notice of protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.


                                                        PEAKSOFT MULTINET CORP.

                                                        By /s/ T.W. Metz
                                                        ----------------
                                                        Name: Timothy W. Metz
                                                       Title: President/CEO

Exhibit 54 - Demand Promissory Note - June 30, 2000

                                                            PROMISSORY NOTE

U.S. $50,000                                                       June 30, 2000


                  FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order of Westgate International, L.P., c/o HSBC Financial Services (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies ("Holder"), on demand, the principal sum of Fifty Thousand United States Dollars (U.S. $50,000), with interest accrued thereon at the rate of 12% per annum.

                  In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

                  This Note shall be secured by the assets of the Maker, pursuant to the Security Agreement, as amended, by and between Holder, Maker and The Liverpool Limited Partnership. This Note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation
(USA), Inc. and PeakSoft Multinet Corp. (USA).

                  Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

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

                  Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all the rights of Holder under this Note, Security Agreement, as amended and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

                  Maker hereby waives presentment, trial by jury, notice of non-payment, protest, notice of protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.


                                                         PEAKSOFT MULTINET CORP.

                                                         By /s/ T.W. Metz
                                                         ----------------
                                                         Name: Timothy W. Metz
                                                         Title: President/CEO

Exhibit 55 - Demand Promissory Note - July 31, 2000


                                 PROMISSORY NOTE

U.S. $75,000                                                      July 31, 2000


                  FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order of The Liverpool Limited Partnership, P.O. Box HM 1179, Hamilton, HM EX, Bermuda ("Holder"), on demand, the principal sum of Seventy Five Thousand United States Dollars (U.S. $75,000), with interest accrued thereon at the rate of 12% per annum.

                  In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

                  This Note shall be secured by the assets of the Maker, pursuant to the Security Agreement, as amended, by and between Holder, Maker and Westgate International, L.P. This Note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation
(USA) and PeakSoft Multinet Corp. (USA).

                  Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

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

                  Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all the rights of Holder under this Note, the Security Agreement and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

                  Maker hereby waives presentment, trial by jury, notice of non-payment, protest, notice of protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.


                                                         PEAKSOFT MULTINET CORP.

                                                         By /s/ T.W. Metz
                                                         ----------------
                                                         Name: Timothy W. Metz
                                                         Title: President/CEO

Exhibit 56 - Demand Promissory Note - August 15, 2000

                                 PROMISSORY NOTE

U.S. $75,000                                                    August 15, 2000


                  FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order of Westgate International, L.P., c/o HSBC Financial Services (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies ("Holder"), on demand, the principal sum of Seventy Five Thousand United States Dollars (U.S. $75,000), with interest accrued thereon at the rate of 12% per annum.

                  In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

                  This Note shall be secured by the assets of the Maker, pursuant to the Security Agreement, as amended, by and between Holder, Maker and The Liverpool Limited Partnership. This Note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation
(USA), Inc. and PeakSoft Multinet Corp. (USA).

                  Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

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

                  Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all the rights of Holder under this Note, Security Agreement, as amended and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

                  Maker hereby waives presentment, trial by jury, notice of non-payment, protest, notice of protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.


                                                         PEAKSOFT MULTINET CORP.

                                                         By /s/ T.W. Metz
                                                         ----------------
                                                         Name: Timothy W. Metz
                                                         Title: President/CEO

Exhibit 57 - Demand Promissory Note - September 1, 2000


                                 PROMISSORY NOTE

U.S. $50,000                                                   September 1, 2000


                  FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order of The Liverpool Limited Partnership, P.O. Box HM 1179, Hamilton, HM EX, Bermuda ("Holder"), on demand, the principal sum of Fifty Thousand United States Dollars (U.S. $50,000), with interest accrued thereon at the rate of 12% per annum.

                  In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

                  This Note shall be secured by the assets of the Maker, pursuant to the Security Agreement, as amended, by and between Holder, Maker and Westgate International, L.P. This Note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation
(USA) and PeakSoft Multinet Corp. (USA).

                  Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

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

                  Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all the rights of Holder under this Note, the Security Agreement and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

                  Maker hereby waives presentment, trial by jury, notice of non-payment, protest, notice of protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.


                                                         PEAKSOFT MULTINET CORP.

                                                         By /s/ T.W. Metz
                                                         ----------------
                                                         Name: Timothy W. Metz
                                                         Title: President/CEO

Exhibit 58 - Demand Promissory Note (In addition to Exhibit 57) - September 1, 2000

                                 PROMISSORY NOTE

U.S. $50,000                                                   September 1, 2000


                  FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order of The Liverpool Limited Partnership, P.O. Box HM 1179, Hamilton, HM EX, Bermuda ("Holder"), on demand, the principal sum of Fifty Thousand United States Dollars (U.S. $50,000), with interest accrued thereon at the rate of 12% per annum.

                  In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

                  This Note shall be secured by the assets of the Maker, pursuant to the Security Agreement, as amended, by and between Holder, Maker and Westgate International, L.P. This Note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation
(USA) and PeakSoft Multinet Corp. (USA).

                  Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

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

                  Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all the rights of Holder under this Note, the Security Agreement and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

                  Maker hereby waives presentment, trial by jury, notice of non-payment, protest, notice of protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.


                                                         PEAKSOFT MULTINET CORP.

                                                         By /s/ T.W. Metz
                                                         ----------------
                                                         Name: Timothy W. Metz
                                                         Title: President/CEO

Exhibit 59 - Demand Promissory Note - September 28, 2000


                                 PROMISSORY NOTE

U.S. $68,000                                                  September 28, 2000


                  FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order of The Liverpool Limited Partnership, P.O. Box HM 1179, Hamilton, HM EX, Bermuda ("Holder"), on demand, the principal sum of Sixty Eight Thousand United States Dollars (U.S. $68,000), with interest accrued thereon at the rate of 12% per annum.

                  In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

                  This Note shall be secured by the assets of the Maker, pursuant to the Security Agreement, as amended, by and between Holder, Maker and Westgate International, L.P. This Note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation
(USA) and PeakSoft Multinet Corp. (USA).

                  Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

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

                  Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all the rights of Holder under this Note, the Security Agreement and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

                  Maker hereby waives presentment, trial by jury, notice of non-payment, protest, notice of protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.


                                                         PEAKSOFT MULTINET CORP.

                                                         By /s/ T.W. Metz
                                                         ----------------
                                                         Name: Timothy W. Metz
                                                         Title: President/CEO

Exhibit 60 - Demand Promissory Note - September 28, 2000


                                 PROMISSORY NOTE

U.S. $50,000                                                 September 28, 2000


                  FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order of The Liverpool Limited Partnership, P.O. Box HM 1179, Hamilton, HM EX, Bermuda ("Holder"), on demand, the principal sum of Fifty Thousand United States Dollars (U.S. $50,000), with interest accrued thereon at the rate of 12% per annum.

                  In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

                  This Note shall be secured by the assets of the Maker, pursuant to the Security Agreement, as amended, by and between Holder, Maker and Westgate International, L.P. This Note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation
(USA) and PeakSoft Multinet Corp. (USA).

                  Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

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

                  Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all the rights of Holder under this Note, the Security Agreement and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

                  Maker hereby waives presentment, trial by jury, notice of non-payment, protest, notice of protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.


                                                         PEAKSOFT MULTINET CORP.

                                                         By /s/ T.W. Metz
                                                         ----------------
                                                         Name: Timothy W. Metz
                                                         Title: President/CEO

Exhibit 61 - Demand Promissory Note - October 13, 2000


                                 PROMISSORY NOTE

U.S. $38,000                                                   October 13, 2000


                  FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order of The Liverpool Limited Partnership, P.O. Box HM 1179, Hamilton, HM EX, Bermuda ("Holder"), on demand, the principal sum of Thirty Eight Thousand United States Dollars (U.S. $38,000), with interest accrued thereon at the rate of 12% per annum.

                  In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

                  This Note shall be secured by the assets of the Maker, pursuant to the Security Agreement, as amended, by and between Holder, Maker and Westgate International, L.P. This Note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation
(USA) and PeakSoft Multinet Corp. (USA).

                  Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

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

                  Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all the rights of Holder under this Note, the Security Agreement and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

                  Maker hereby waives presentment, trial by jury, notice of non-payment, protest, notice of protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.


                                                         PEAKSOFT MULTINET CORP.

                                                         By /s/ T.W. Metz
                                                         ----------------
                                                         Name: Timothy W. Metz
                                                         Title: President/CEO

Exhibit 62 - Demand Promissory Note - October 31, 2000


                                 PROMISSORY NOTE

U.S. $35,000                                                   October 31, 2000


                  FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order of The Liverpool Limited Partnership, P.O. Box HM 1179, Hamilton, HM EX, Bermuda ("Holder"), on demand, the principal sum of Thirty Five Thousand United States Dollars (U.S. $35,000), with interest accrued thereon at the rate of 12% per annum.

                  In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

                  This Note shall be secured by the assets of the Maker, pursuant to the Security Agreement, as amended, by and between Holder, Maker and Westgate International, L.P. This Note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation
(USA) and PeakSoft Multinet Corp. (USA).

                  Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

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

                  Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all the rights of Holder under this Note, the Security Agreement and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

                  Maker hereby waives presentment, trial by jury, notice of non-payment, protest, notice of protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.

                                                         PEAKSOFT MULTINET CORP.

                                                         By /s/ T.W. Metz
                                                         ----------------
                                                         Name: Timothy W. Metz
                                                         Title: President/CEO

Exhibit 63 - Demand Promissory Note - November 10, 2000


                                 PROMISSORY NOTE

U.S. $693,796                                                  November 10, 2000


                  FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order of The Liverpool Limited Partnership, P.O. Box HM 1179, Hamilton, HM EX, Bermuda ("Holder"), on demand, the principal sum of Six Hundred Ninety-Three Thousand, Seven Hundred and Ninety Six United States Dollars (U.S. $693,796), with interest accrued thereon at the rate of 12% per annum.

                  In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

                  This Note shall be secured by the assets of the Maker, pursuant to the Security Agreement, as amended, by and between Holder, Maker and Westgate International, L.P. This Note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation
(USA) and PeakSoft Multinet Corp. (USA).

                  Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

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

                  Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all the rights of Holder under this Note, the Security Agreement and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

                  Maker hereby waives presentment, trial by jury, notice of non-payment, protest, notice of protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.


                                                         PEAKSOFT MULTINET CORP.

                                                         By /s/ T.W. Metz
                                                         ----------------
                                                         Name: Timothy W. Metz
                                                         Title: President/CEO

Exhibit 64 - Demand Promissory Note - November 10, 2000

                                 PROMISSORY NOTE

U.S. $254,796                                                  November 10, 2000


                  FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order of Westgate International, L.P., c/o HSBC Financial Services (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies ("Holder"), on demand, the principal sum of Two Hundred and Fifty Four Thousand Seven Hundred and Ninety Six United States Dollars (U.S. $254,796), with interest accrued thereon at the rate of 12% per annum.

                  In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

                  This Note shall be secured by the assets of the Maker, pursuant to the Security Agreement, as amended, by and between Holder, Maker and The Liverpool Limited Partnership. This Note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation
(USA), Inc. and PeakSoft Multinet Corp. (USA).

                  Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

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

                  Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all the rights of Holder under this Note, Security Agreement, as amended and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

                  Maker hereby waives presentment, trial by jury, notice of non-payment, protest, notice of protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.


                                                         PEAKSOFT MULTINET CORP.

                                                         By /s/ T.W. Metz
                                                         ----------------
                                                         Name: Timothy W. Metz
                                                         Title: President/CEO

Exhibit 65 - Demand Promissory Note - June 15, 2001

                                 PROMISSORY NOTE

U.S. $25,000                                                       June 15, 2001


                  FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 1801 Roeder Avenue, Harbor Center Building, Squalicum Harbor, Bellingham, Washington 98225 ("Maker") promises to pay to the order of Elliott International, L.P., c/o HSBC Financial Services (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies ("Holder"), on demand, the principal sum of Twenty Five Thousand United States Dollars (U.S. $25,000), with interest accrued thereon at the rate of 12% per annum.

                  In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid.

                  This Note shall be secured by the assets of the Maker, pursuant to the Security Agreement, as amended, by and between Holder, Maker and The Liverpool Limited Partnership. This Note is entitled to the benefits of the Guaranties dated the date hereof, of Maker's subsidiaries, PeakSoft Corporation
(USA), Inc. and PeakSoft Multinet Corp. (USA).

                  Maker agrees to pay all expenses of Holder in collecting this Note, including without limitation attorneys' fees and expenses. The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the internal laws of the State of New York.

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

                  Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all the rights of Holder under this Note, Security Agreement, as amended and the Guaranties by Maker's subsidiaries, and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns.

                  Maker hereby waives presentment, trial by jury, notice of non-payment, protest, notice of protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.

                                                         PEAKSOFT MULTINET CORP.

                                                         By /s/ T.W. Metz
                                                         ----------------
                                                         Name: Timothy W. Metz
                                                         Title: President/CEO

Exhibit 66 - Demand Promissory Note - July 31, 2001

                                 PROMISSORY NOTE

U.S. $65,000                                                       July 31, 2001



                  FOR VALUE RECEIVED, the undersigned, PEAKSOFT MULTINET CORP., an Alberta Corporation with offices at 3930 Meridian Street, Suite C117, Bellingham, Washington 98226 ("Maker") promises to pay to the order of The Liverpool Limited Partnership, P.O. Box HM 1179, Hamilton, HM EX, Bermuda ("Holder"), on demand, the principal sum of Sixty Five Thousand United States Dollars (U.S. $65,000), with interest accrued thereon at the rate of 12% per annum.

                  In the event of any failure to make timely payment hereunder this Note shall thereafter bear interest at the rate equal to the lower of 18% per annum or the highest rate permitted by law until paid. This Note shall be secured by the assets of the Maker, pursuant to the Security Agreement, as amended, by and between Holder, Maker and Westgate International, L.P.

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

                  Holder may without notice transfer or assign this Note or any interest herein and may mortgage, encumber or transfer any of its rights or interest in and to this Note or any part hereof and, without limitation, each assignee, transferee and mortgagee (which may include any affiliate of Holder) shall have the right to transfer or assign its interest. Each such assignee, transferee and mortgagee shall have all the rights of Holder under this Note and the Security Agreement and shall be subject to the terms thereof. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns. Maker hereby waives presentment, trial by jury, notice of non-payment, protest, notice of protest and notice of dishonor. Holder shall have the right to set off any amounts due hereunder against any amounts due from Holder to Maker.

                                                         PEAKSOFT MULTINET CORP.

                                                         By /s/ T.W. Metz
                                                         ----------------
                                                         Name: Timothy W. Metz
                                                         Title: President/CEO

Exhibit 67 - Contract of Service - December 11, 2001


This CONTRACT OF SERVICE is made the 11th. day of  December, 2001




BETWEEN BARTERCARD INTERNATIONAL LIMITED EC 27608 of Clarendon House, 2 Church Street, Hamilton, Bermuda

                                                        ("the Service Provider")


AND         The party named and described in Item 1 of the First Schedule hereto

                                                        ("the Service Receiver")




WHEREAS

A. The Service Provider is the legal and beneficial owner of all of the material elements, industrial and intellectual property, systems, software, techniques and know-how of the Bartercard Software and the Bartercard System more particularly described in the Third Schedule ("Support Package") including the business name and trade mark consisting of the word/name "Bartercard".


B. The Service Provider has agreed to grant to the Service Receiver the sole and exclusive right to use the Intellectual Property including but not limited to that specified in clause 6.1 in the Territory to allow the Service Receiver to operate a barter and trade exchange under the name and style of Bartercard utilising the Bartercard Software and the Bartercard System and to Sub-Licence the Bartercard System.


C. The Service Provider has the exclusive right to market and promote the Bartercard Software, the Bartercard System and its Intellectual Property in the Territory described in Item 2 of the First Schedule hereto ("the Territory").


D. The Service Provider desires to license/authorise the Service Receiver to use the Bartercard Software, the Bartercard System and the Intellectual Property in the Territory on the basis set out below.


E. The Service Receiver desires to obtain from the Service Provider a licence/authority granting the rights referred to in Recital D and accepts the obligation to establish and develop the Bartercard System and licence the operation of Licensed Outlets in accordance with the terms and conditions of this Contract of Service.

NOW THIS CONTRACT OF SERVICE WITNESSES as follows:

         GRANT OF LICENCE/AUTHORITY

1.       Right to Conduct the Bartercard System

1.1 The Service Provider grants to the Service Receiver (which shall not include a related, affiliated or associated entity to the Service Receiver) full sole and exclusive licence/authority to use the Intellectual Property including the Bartercard Software and Bartercard System to operate a barter and trade exchange and for no other purpose in the Territory described in Item 2 of the First Schedule and to licence the operation of Licensed Outlets within the Territory under the name and style of "Bartercard" and/or such other name and style as may be agreed between the parties from time to time ("the Franchised Business").

1.2 The Service Receiver may operate one or more Licensed Outlets or Outlets.

1.3 The Service Provider must not during the Development Term itself operate or licence another to operate a Licensed Outlet within the Territory.

1.4 Notwithstanding clause 1.3, the Service Provider is not prohibited from promoting the Bartercard System.

2.       Service Provider's Right to Change the Bartercard System

         It is understood and agreed that the Service Provider is constantly developing and working to improve the Bartercard System. The Service Provider therefore reserves the right to make changes from time to time to the Bartercard System and the Service Receiver will implement these changes immediately upon receiving notification of the changes.

3. TERM OF CONTRACT OF SERVICE

3.1 The grant of licence/authority in clause 1.1 shall inure for the period set out in Item 3 of the First Schedule hereto ("the Term") commencing on the date hereof subject always to earlier determination as hereinafter provided or otherwise by law.

3.2      Option To Renew

         Subject to the Service Receiver performing and observing all its obligations pursuant to this Agreement the Service Receiver shall have the right to renew the Licence/grant of authority for two (2) further terms, each term for ten (10) years which shall be exercised by the Service Receiver giving the Service Provider notice in writing within sixty (60) days prior to the expiration of the immediately preceding term.

         The issue of the Licence/grant of authority for the renewed term shall be on the terms and conditions in use by the Service Provider at the time of renewal unless the parties agree otherwise.

4.       ESTABLISHMENT AND DEVELOPMENT OF TERRITORY

         Territory Development Schedule

4.1 The Service Receiver must establish and develop Licensed Outlets in accordance with the Territory Development Schedule agreed upon by the parties.

4.2 The Service Receiver shall notify or obtain consent from the Service Provider before granting any Sub-Licence of this Contract of Service and all costs and expenses incurred in this connection and incidental thereto shall be borne and paid by the Service Receiver. Any requirements of the Service Provider relating to consent shall be provided to the Service Receiver within sixty (60) days of the Service Provider's receipt and acceptance of the Service Receiver's notification of its intention to grant the Sub-Licence of this Contract of Service.

         Restrictions on Establishment of Licensed Outlets

4.3 Notwithstanding the contents of clause 1.1, 1.2 and 4.1 above, the Service Receiver shall not grant a Sub-Licence of this Contract of Service to any person, firm or corporation which has issued ten per cent (10%) or more of its issued common shares collectively to the directors, shareholders, employees, related parties, contractors or beneficiaries as the case may be of the Service Receiver without first obtaining written consent from the Service Provider.

4.4 The Service Receiver agrees that any Sub-Licence of this Contract of Service between the Service Receiver and the Sub-Licensee shall provide, inter alia, that the Service Receiver shall receive all income and shall retain no less than thirty per cent (30%) of the gross income including cash and trade fees, sales fees and service fees generated and the Sub-Licensee shall receive no more than seventy per cent (70%) of the said gross income.

4.5 For the purpose of this Contract of Service only the relationship of the Service Provider and the Service Receiver shall not constitute a relationship of partnership, joint venture or agency.

         Approval of Sub-Licensee

4.6 The Service Receiver will obtain the Service Provider's written approval of each person who is proposed to operate a Licensed Outlet and an Outlet prior to executing the Sub-Licence of this Contract of Service. The Service Provider must not unreasonably withhold its approval where the proposed Sub-Licensee satisfies the Service Provider's selection criteria. On receipt by the Service Provider of the information relating to the Service Provider's selection criteria in addition to any additional material or information which the Service Provider requires, the Service Provider must advise the Service Receiver of its decision to approve or disapprove within thirty (30) days of receiving the Service Receiver's written request for approval.

         Outlets to be operated under a Sub-Licence of this Contract of Service

4.7 Every Outlet and Licensed Outlet must be established and operated pursuant to the terms and conditions of the Sub-Licence of this Contract of Service entered into between the Service Receiver and the relevant Sub-Licensee.

         The Service Receiver must ensure that:

         (a) the Sub-Licence of this Contract of Service is in the form approved by the Service Provider;

         (b) the Sub-Licence of this Contract of Service in the approved form must not be amended without the Service Provider's prior written approval

         (c) Sub-Licensees shall not sub-licence their rights under the Sub-Licence of this Contract of Service and the Service Receiver undertakes at its cost to take any or all action necessary or deemed to be necessary by the Service Provider to enforce the prohibition contained in this sub-clause unless the Service Receiver has obtained written consent from the Service Provider to Sub-Licence the rights of the Sub-Licensee under the Sub-Licence of this Contract of Service;

         (d) a copy of each executed Sub-Licence of this Contract of Service is provided to the Service Provider within seven (7) days of execution in addition to any other information which the Service Provider may reasonably require.

5.       BENEFITS FOR THE SERVICE RECEIVER

         Access to the Bartercard System

5.1 The Service Provider will allow the Service Receiver access to the Bartercard System and improvements thereto for the duration of this Contract of Service.

         Confidential Operation Manuals/Materials

5.2 The Service Provider shall provide the Service Receiver with access to the Service Provider's Confidential Operation Manuals and updates from time to time. Access is provided by means of a loan to the Service Receiver of the Confidential Operation Manuals and the Service Receiver will be provided with such copies of the Confidential Operation Manuals as it may reasonably require.

         Electronic Manuals/Materials

5.3 The Service Provider may elect to provide the Confidential Operation Manuals and/or all materials, including but not limited to bromides provided by the Service Provider, to the Service Receiver in an electronic form if the Service Receiver can satisfy the Service Provider that it has adequate security to protect the information from disclosure to unauthorised persons and any usage other than for the benefit of the Bartercard System.

5.4 If the Service Provider provides the Confidential Operation Manuals or any other material in an electronic form then it will be relieved from its obligations under clause 5.2 excluding any updates.

         Security

5.5      The Service Receiver must:

         (a) establish and maintain a log of all Confidential Operation Manuals and the other material received from the Service Provider; and

         (b) ensure adequate security measures are in place to protect the Confidential Operation Manuals and the other material from theft or misplacement.

         Provision of Services, Technical Material and Know-How by the Service Provider

5.6      The Service Provider will provide to the Service Receiver during the
         Term:

         (a) the initial set up, software, administration, management, training, sales, marketing, support, franchise services and services set out in the Second Schedule hereto ("the Initial Services") to enable the Service Receiver to establish and maintain a barter and trade exchange and such software having been modified by the Service Provider to take account of Canadian tax law including the payment of Value Added Tax or Goods and Services Tax (by whatever name), to enable the Service Receiver to set up and maintain a barter and/or trade exchange

         (b) the management, training, sales and marketing support services more particularly described in the Third Schedule hereto ("the Ongoing Services") and further the Service Provider agrees to provide or install an upgraded form of the Bartercard Software on at least an annual basis. The upgrade will include any software developments considered appropriate by the Service Provider to the operation of the Bartercard System by the Service Receiver.

         (c) all documentation by completed bromides, video, audio, etc as specified in the Second Schedule in the English language to enable the Service Receiver to attend to all its printing and stationery requirements. Any documentation or other materials adapted or translated to the language of the Territory shall be provided to the Service Provider for verification.

         (d)      telephone, facsimile, e-mail and modem software support.

         Training and Ongoing Support

5.7 The Service Provider will provide training to the Service Receiver. The Service Provider will also grant the Service Receiver and the Sub-Licensees access to meetings, seminars, conferences and marketing strategy meetings regarding the Bartercard System which are held by the Service Provider from time to time. Such activities may be held in another country and the cost of attending any one or more of these activities must be borne by the Service Receiver and/or the Sub-Licensees, as the case may be.

5.8 The Service Provider will provide the following training and support in sales, trading, administration and computer to the members of staff of the Service Receiver at the Service Receiver's business office or such other locations as may be notified by the Service Receiver to the Service Provider or Service Provider's office or other location agreed upon:

         (a) minimum of three hundred (300) hours of Initial Training in accordance with the Third Schedule within one year from the date of execution of this Contract of Service;

         (b) subsequently, minimum of forty (40) hours of Ongoing Services training per annum in accordance with the Third Schedule; and

         (c) any additional training required by the Service Receiver provided always that the Service Provider shall have received at least ninety (90) days prior notice in writing from the Service Receiver of its requirement of such additional training and expenses incurred thereto by the Service Provider shall be borne and paid by the Service Receiver.

5.9 The Service Provider will travel to the Service Receiver's address as requested by the Service Receiver, on ninety (90) days notice and subject to availability of staff, at any time after the initial training period. The Service Receiver will cover the cost of travel, wages and accommodation for any purpose, other than those purposes in clause 5.8(a) and (b) of this Contract of Service.

         Computer Hardware and Software

5.10 The Service Receiver will install in the Franchised Business as a minimum standard, computer hardware of a comparable standard to that detailed in the Second Schedule, but to be upgraded from time to time so as to keep pace with technological developments.

5.11     The Service Provider will provide to the Service Receiver:

         (a) the computer software stipulated in the Second Schedule together with any upgrades from time to time; and

         (b) access to internet applications and other computer technological developments undertaken by the Service Provider, to be provided to the Service Receiver on the terms and conditions contained in a separate Internet agreement, provided the Service Receiver:

                           (i) has available for use in the Licensed Outlet, such computer or other electronic facilities which the Service Provider specifies and to which the Service Provider is allowed access;

                           (ii) does not use computer equipment or any upgrades other than that approved by the Service Provider;

                           (iii) ensures that adequate security measures are adopted so as to protect the confidentiality of the information and technical developments from any unauthorised use; and

                           (iv) ensures it has in place a written security procedure approved by the Service Provider, a copy of which shall be provided to the Service Provider prior to allowing the Service Receiver access and usage, and any updates must be provided annually to the Service Provider.

         Source Code

5.12     The Service Provider will:

         (a) regularly update the source and object code with any software it develops for the Service Receiver; and

         (b) ensure a copy of the source and object code of the Bartercard Software and any other software developed for the Bartercard System is kept remote from the office premises of the Service Provider; and

         (c) ensure a minimum of two (2) directors or their nominees will hold a copy of the source and object code in a secure place.

5.13 The Service Provider undertakes and agrees to release to the Service Receiver a copy of the source and object code of the Bartercard Software if the Service Provider goes into liquidation, either compulsorily or voluntarily.


         Benefits Cease in case of a Breach

5.14 The benefits referred to in sub-clauses 5.1 to 5.12 inclusive are conditional upon the Service Receiver complying with all of the terms and conditions of this Contract of Service. Any benefits mentioned in the above sub-clauses shall cease and the Service Provider is immediately released from its obligations to provide same if the Service Receiver breaches any of the terms and conditions of this Contract of Service.


6.       INTELLECTUAL PROPERTY

         Ownership of Intellectual Property

6.1      The Service Provider hereby represents undertakes and warrants that:

         (a) the Service Provider is the legal and beneficial owner of the Bartercard System, the Bartercard Software, the Intellectual Property, other original works and is the registered proprietor of the trade marks, associated names, marks, copyrights and logos described in clause 24.1(l) and the Fourth Schedule.

         (b) the Bartercard Software and the Bartercard System are fit for the purpose of trading and operating a barter and trade exchange in the Territory;

         (c) the Service Provider shall indemnify and hold the Service Receiver indemnified from all or any loss damage or liability arising out of any breach of the above warranties.

         Service Receiver's Acknowledgment and Undertaking

6.2 Service Receiver herein acknowledges receipt of and accepts the warranties and representations made by the directors of the Service Provider with respect to its legal and beneficial ownership of the Intellectual Property, the Bartercard System and the Bartercard Software

6.3 The Service Receiver agrees and acknowledges that its usage of the Intellectual Property and any goodwill established thereby shall inure to the exclusive benefit of the Service Provider and will be the sole property of the Service Provider.

         Use of Marks


6.4 The Service Receiver acknowledges that the Service Provider has exclusive right, title and interest in the ownership of the Trademark including the Bartercard name and logo and shall not at anytime do or cause to be done any act or thing contesting or any way impairing or tending to impair any such right, title and interest.

6.5 The Service Receiver acknowledges and agrees that any and all goodwill associated with the Trademark which might be deemed to have arisen through use by the Service Receiver of the Trademark shall inure directly and exclusively to the benefit of the Service Provider.

6.6 In order to preserve the validity and integrity of the Trademarks and to ensure that the Service Receiver is properly employing the same in the operation of its business, the Service Provider or its representatives, upon reasonable prior notice, shall have the right to observe the manner in which the Service Receiver is rendering services and using the Trademark.

6.7 The Service Receiver must ensure that the marks are used only in connection with the Franchised Business pursuant to this Contract of Service.

6.8 The Service Provider shall use its best endeavours to procure the Service Receiver to be entered in the Trade Marks Register of Canada as a registered user of the said mark. The Service Receiver is entitled to call upon the Service Provider to take proceedings for any infringement proceedings but the Service Provider is not obliged to do so and the Service Receiver may institute proceedings for infringement in its own name.

         Protection of Intellectual Property

6.9 The Service Receiver must assist the Service Provider in obtaining protection for the marks and must execute all documents deemed necessary by the Service Provider to obtain protection. The Service Receiver must also do all things necessary and execute any documents necessary to maintain the protection of the marks and ensure the continued viability and enforcement.

6.10 The Service Receiver must not during the Term of this Contract of Service or after the termination or expiry of this Contract of Service do or permit to be done anything which may detract from the Service Provider's reputation and goodwill attaching to or in the Service Provider's Intellectual Property or which is or is likely to be misleading or deceptive, or otherwise cause confusion.

6.11 The Service Receiver must not permit any entity related, associated or affiliated with he Service Receiver to use for any reason whatsoever the Intellectual Property licensed herein to the Service Receiver, unless the Service Receiver first obtains written approval from the Service Provider.

         Infringement of Intellectual Property


6.12 The Service Receiver must not aid or assist any other person in any manner to do anything which would infringe upon, harm or contest the Service Provider's Intellectual Property.

6.13 The Service Receiver agrees to assist the Service Provider in the protection of and enforcement of the Service Provider's rights in the Intellectual Property. The Service Provider in its absolute discretion may commence or prosecute any claim or suits (litigation) in its own name or join the Service Receiver as a party to the litigation at the expense of the Service Provider. The Service Receiver agrees to notify the Service Provider in writing immediately becoming aware of any infringements or imitations by third parties of the Intellectual Property.

         Changes to Intellectual Property

6.14 The Service Provider expressly reserves the right to make any changes or substitute different intellectual property for use in identifying the Bartercard System, the services or products sold or distributed by the Bartercard System or outlets and the Service Receiver will change or substitute such intellectual property in accordance with the express direction of the Service Provider.

         Covenant to Maintain Confidentiality

6.15 The Service Receiver acknowledges that the following items are valuable and confidential property of the Service Provider:

         (a)      the Confidential Operation Manuals

         (b)      the Bartercard Software

         (c)      the Sales Track

         (d)      all other systems used in the operation of the outlets

         (e) methods, specifications and procedures used in the operation of outlets

         (f)      training material, audio visual recordings and software

         (g)      designs

         (h)      flow charts, formulae, recipes and trade secrets

         (I)      advertising and promotional material

         (i)      client or customer lists

         (j) all other information regarding their Service Providers method for business and financial management

         (k) all other information regarding the Service Provider, outlets or Licensed Outlets, the Bartercard System and such information provided to the Service Receiver by the Service Provider.

6.16 The Service Receiver covenants that it shall keep the information referred to in clause 6.15 in a secure and confidential manner and shall not disclose such information to any person other than its directors, employees and Sub-Licensees on a "need to know" basis. The Service Receiver covenants that it shall not disclose such information to its directors or employees unless first obtaining a written undertaking from them:

         (a)      to keep the information confidential;

         (b) not to make use of such information other than for express purpose or of carrying out the Service Receiver's obligations under this Contract of Service;

         (c) not to copy or procure another person to copy any such information unless required to do so for the purpose of discharging the Service Receiver's obligations under this Contract of Service where the information includes formulae or trade secrets - not to take steps to have analysed or to ascertain the essential ingredients or integers of such formulae and trade secrets.

6.17     The Service Receiver:

         (a) agrees to take joint and several responsibility for the actions of its directors and employees and shall be held liable in the event of their breach of this clause;

         (b) covenants and declares that this clause shall survive the end of this Contract of Service; and

         (c) agrees that if, for any reason whatsoever, this sub-clause is rendered void, unenforceable or otherwise ineffective that shall not effect the enforceability or effectiveness of any other terms or conditions of this Contract of Service.

         Ownership in Any Developments by Service Receiver or Sub-Licensees

6.18 The Service Receiver acknowledges that all procedural, operational, sales, trading, training, marketing, promotional and other technical systems and/or procedures developed by the Service Receiver or Sub-Licensees as a result of or in connection with the operation of outlets by the Service Receiver or Sub-Licensees or the exercise by the Service Receiver of its rights under this Contract of Service shall become the property of the Service Provider.

7.       Covenants by the Service Receiver

         During the Term the Service Receiver covenants with the Service Provider as follows:-

7.1      the Service Receiver will confine its activities to the Territory;

7.2 the Service Receiver will not attempt to operate another barter and/or trade exchange nor deal nor acquire, merge or enter into a strategic alliance with any other barter or trade exchange without the written consent of the Service Provider which shall not be unreasonably withheld. The Service Receiver may conduct an acquisition, merger or strategic alliance only if the Service Receiver and/or any other entity resulting from the acquisition, merger or strategic alliance is or continues to be bound by this Contract of Service or such other licence arrangement agreed to by the Service Provider to facilitate the operation and conduct of the Bartercard System using the Intellectual Property included in this Contract of Service.

7.3 the Service Receiver will not affiliate or represent any other barter or trade exchange;

7.4 the Service Receiver will keep proper records and books of account relating to all trade transactions and to make all entries therein as may be necessary to enable the amount of the Ongoing Services Fees to be ascertained and to permit the Service Provider or its duly authorised accountant at all reasonable times during normal office hours to inspect the same and to take copies or extracts therefrom and to give such accountant any further information which it may reasonably require to enable the amount of the Ongoing Services Fees to be verified. The Service Receiver also covenants that in the event of the failure of the Service Receiver to prepare to the Service Provider's satisfaction the Monthly Service Receiver Management Fee Report referred to in Item 6 of the First Schedule hereto at the end of every month and containing the information which the Service Provider requires, the Service Provider shall be at liberty to appoint an accountant acceptable to the Service Provider to prepare its own Service Receiver Management Fee Report(s) ("substitute reports") based on such information and knowledge as it is able to obtain either from the Service Receiver or otherwise and that substitute report shall be the report upon which the Service Receiver shall be liable to pay the Ongoing Services Fee as calculated in accordance with Item 6 of the First Schedule hereto;

7.5 the Service Receiver will provide to the Service Provider, quarterly copies of Profit and Loss Statements and Balance Sheets within thirty
         (30) days after the expiration of the quarter and the Service Provider reserves the right to request same more frequently, but not more than monthly;

7.6 the Service Receiver will render to the Service Provider a report with each monthly payment of Ongoing Services Fees, complete with particulars of all such trade transactions as aforesaid during the preceding month;

7.7 the Service Receiver shall at its own cost provide to the Service Provider a copy of an annual audited report on its Profit and Loss Statements and Balance Sheets within three (3) months after the expiration of the year;

7.8 the Service Receiver shall permit the Service Provider to audit at its own cost the Monthly Service Receiver Management Fee Report prepared in respect of any month or months of the Term and if the Report is found to be deficient in any respect the Service Receiver hereby covenants to pay forthwith upon demand any shortfall in the Ongoing Services Fee paid or payable in respect of the relevant period and if the Report is found to be overstated in any respect the Service Provider hereby covenants to refund forthwith upon demand any overpayment in the Ongoing Services Fee paid or payable in respect of the relevant period;

7.9 the Service Receiver shall at all times display its name on its business stationery in such manner as is approved or designated by the Service Provider and if required by the Service Provider disclose that the Service Receiver is a Service Receiver of the Service Provider;

7.10 the Service Receiver shall ensure that the Contract of Service/authority granted herein and the setting-up and operation of the Bartercard System and the Bartercard Software are in accordance with and conform in all respects with all laws and regulations in the Territory and all costs and expenses incurred in this connection and to ensure compliance including all fees costs and penalties imposed by any authority or body shall be borne and paid by the Service Receiver alone and the Service Provider shall not in any way be liable whether to the Service Receiver or any third party;

7.11 that neither the Service Receiver or any of its directors and officers will incorporate a company or register a business name using the Bartercard name and/or logo without first obtaining the written consent of the Service Provider which shall not be unreasonably withheld;

7.12 that the parties agree for the purposes of this Contract of Service/authority that the withholding of consent may not be deemed unreasonable only in the circumstances when the Service Receiver seeks consent to use the Bartercard name and/or logo with respect to a wholly owned subsidiary of the Service Receiver;

7.13 the Service Receiver undertakes and shall procure from its executive directors, officers and employees, undertakings that any of those persons shall, after having been employed by the Service Receiver, not seek or obtain employment with any subsidiary related, associated or affiliated entity of the Service Receiver in the barter business without first obtaining consent from the Service Provider;

7.14 the Service Receiver will ensure it is sufficiently capitalised to fund its operation, growth and expansion in accordance with this Contract of Service and any other requirements of the Service Provider for the development of the Bartercard System in the Territory;

7.15     the Service Receiver shall obtain and maintain:

         (a)      directors' liability insurance;

         (b)      income protection insurance;

         (c)      "key men coverage" on the Manager

         in an amount as specified by the Service Provider.

7.16 A copy of the Certificate of Insurance shall be provided with respect to the policies of insurance referred to in clause 7.15 to the Service Provider by the Service Receiver on or before the date of execution of this Agreement;

7.17     With respect to the policies of insurance referred to in sub-clause
         7.15 these must name the Service Provider as an additional insured and be expressed to protect both the Service Provider and the Service Receiver and must require the insurer to defend both parties in any action;

8.       Payment

8.1 The Service Receiver shall pay to the Service Provider a fee of Five Hundred Thousand Canadian Dollars (Cdn$500,000) ("Initial Services Fee") for the provision by the Service Provider of the Initial Services at the times and in the manner set out in Item 5 of the First Schedule hereto.

8.2 The Service Receiver shall pay to the Service Provider a fee ("Ongoing Services Fee") for the provision by the Service Provider of the Ongoing Services at the times and in the manner set out in Item 6 of the First Schedule hereto.

8.3 If payment of the Ongoing Service Fee required under or pursuant to this Contract of Service is overdue by more than seven (7) days the Service Receiver shall pay to the Service Provider interest at the rate stated in Item 7 of the First Schedule with such interest to be calculated daily from the date payment was due until payment has been satisfied in full.

8.4 The Service Receiver shall pay to the Service Provider a subscription fee set out in Item 7 of the First Schedule for the enrolment of each Member to the Bartercard System conducted by the Service Receiver pursuant to this Contract of Service.

8.5 The Service Receiver shall not on any grounds whatsoever withhold payment of any fee due and payable by it to the Service Provider under this Contract of Service.

8.6 Any and all payments by the Service Receiver under this Contract of Service shall be made in full and without set-off or counterclaim, free and clear of any deductions, duties, filing and other fees or withholding taxes imposed on the overall net income of the Service Provider (all deductions, duties, filings and other fees or withholdings are collectively referred to as "the Deduction").

8.7 If the Service Receiver is required by law to make any Deduction from any payment on any account:

         (a) the sum payable by the Service Receiver shall be increased to the amount necessary so that after paying the Deduction (including the Deduction applicable to the increase in the amount payable) the Service Provider receives the amount it would have received had the Deduction not been required to be made;

         (b)      the Service Receiver shall make the Deduction; and

         (c) the Service Receiver shall pay the full amount of the Deduction to the relevant authority or party in accordance with applicable law and provide documentary evidence to the Service Provider of the payment having been made.

8.8 The Service Receiver hereby indemnifies and agrees to keep the Service Provider indemnified for the full amount of the Deduction paid or payable by the Service Receiver and any liability (including penalty, interest and expenses) arising in relation to the payment of the Deduction. Any claim under this indemnity shall be satisfied by the Service Receiver within thirty (30) days of the date on which the Service Provider makes written demand for payment.

9.       Equity Interest

9.1 The Service Receiver shall allot and issue to the Service Provider or its nominee as directed by the Service Provider, twenty per cent (20%) shareholding in the Service Receiver which shall be for the payment of the Licence Fee of US$2 million, which shares shall be fully paid and the Service Receiver shall ensure that the Service Provider's shareholding shall not be reduced below ten per cent (10%) of the issued equity capital of the Service Receiver. In order that the Service Provider preserves its ten per cent (10%) shareholding in the event of capital raising or further issue of shares, consideration for the issue of such additional shares will be by way of payment of Bartercard Trade Dollars if the issue of such additional shares to the Service Provider as a free carry would otherwise breach statutory regulations.

9.2 The Service Receiver undertakes to issue and allot the shareholding to the Service Provider within six (6) months of the date of this Contract of Service.


10.      COVENANT AGAINST COMPETITION

10.1 The Service Receiver agrees that during the Term of this Contract of Service and for a period of two (2) years after the termination, expiration or transfer of this Contract of Service, the Service Receiver, its executive directors and officers shall not:

         (a) have a direct or indirect interest in any capacity whatsoever in any barter and trade exchange business or such other business in competition with the business conducted by the Service Provider in the Territory including, but not limited to corporate barter; and

         (b) divert or attempt to divert any business or customer of the outlets to any competitor of the Service Provider, Service Receiver of an Outlet; and

         (c) perform directly or indirectly any act injurious or prejudicial to the goodwill associated with the Service Providers' Intellectual Property; and

         (d) disclose confidential information and materials relating to the Bartercard System or Bartercard Software and shall not use any such information or materials or the Intellectual Property;


         Each of the sub-clauses is a separate covenant which is not prejudiced by the unenforceability of any other covenant in clause 10.1.


10.2 The Service Receiver shall procure an undertaking from its executive directors and officers to ensure that they will not in any capacity whatsoever during the Term or for a two (2) years after the termination, expiration or transfer of this Contract of Service or the cessation of association with the Service Receiver compete either directly or indirectly with the Bartercard System in the Territory without prior written consent of the Service Provider.


10.3 The Service Receiver hereby acknowledges that any breach of the undertaking whether by itself or its executive directors and officers, shall render the Service Receiver, its executive directors and officers liable in damages to the Service Provider for the value of two (2) years Ongoing Services Fees (which sum the Service Receiver agrees is a predetermined estimate of liquidated damages and not a penalty) and account of profits together with all costs and expenses incidental thereto and in connection therewith.


11.      BOARD OF DIRECTORS

         The Service Receiver shall ensure that the Service Provider shall at all times have an entitlement to appoint two (2) directors to Bartercard Exchange Canada Inc and remove said directors by notice in writing addressed to the Service Receiver. Any failure by the Service Provider to exercise this entitlement shall not be treated as a waiver of such entitlement.


12.      Illegality

12.1 If the said barter and trade exchange program shall be declared illegal by the courts or any other competent authority of the Territory and such declaration shall not be reversed on appeal the Service Receiver shall be at liberty forthwith to determine this authority by notice in writing to the Service Provider. All costs, expenses, losses, damages and penalties (if any) incurred, suffered or imposed by such courts or competent authority shall be borne and paid by the Service Receiver alone.

12.2 If the said barter and/or trade exchange program shall be declared illegal by the courts or any other competent authority of the Territory, and the Service Receiver elects not to appeal to a court of higher jurisdiction, or the Service Receiver elects to discontinue any proceedings on foot, the Service Receiver shall provide reasonable notice to the Service Provider of its intention not to commence or to discontinue legal proceedings whereupon the Service Provider shall determine this authority immediately by written notice to the Service Receiver and the Service Receiver hereby covenants to assign and transfer all its right, title and interest pursuant to the herein grant of authority necessary to vest proper legal standing in the Service Provider to continue and/or commence appeal proceedings on behalf of the Service Receiver, the Company or in the Service Provider's own right. All costs, expenses, damages and penalties (if any) associated and/or incurred to effect the transfer of the Service Receiver's right, title and interest under the herein authority granted to the Service Provider shall be borne and paid by the Service Receiver.


13.      Assignment

13.1 The Service Receiver must not assign, transfer, sell, lease or authorise any part of its rights and obligations under this Contract of Service without the prior written consent of the Service Provider.

13.2 The Service Receiver may request the Service Provider's consent to an assignment of its rights under this Contract of Service and the Service Provider must not unreasonably withhold its consent provided the following conditions are met:

         (a) the proposed assignee meets the Service Provider's selection criteria;

         (b) the Service Receiver must not be in breach of this Contract of Service and must have paid in full all amounts due and payable to the Service Provider at or prior to completion of the assignment;

         (c) the assignment will not have a significant adverse affect upon the Bartercard System as a whole;

         (d) the Service Receiver and the Assignee execute the Service Provider's standard assignment agreement or an agreement which meets with the written approval of the Service Provider;

         (e) all guarantees required by the Service Provider have been executed by the appropriate person;

         (f) if the Service Provider so directs the assignee executes for a term ending on the expiration of this Contract of Service, the Service Provider's current master Sub-Licence of this Contract of Service, which Contract of Service will supersede this Contract of Service in all respects;

                  (g) the Service Receiver has paid the Service Provider its reasonable costs and expenses incurred in this assignment;


         (h) the Service Provider has not exercised its first right of refusal (see clause 13.4)

         (i) an undertaking is given to the Service Provider from the Service Receiver, its executive directors and officers pursuant to sub-clause 10.2 of this Contract of Service.

13.3 For the purpose of clause 13.2, only the Service Provider's withholding of consent to an assignment of the Service Receiver's rights to:

         (a) a competitor of a barter and trade exchange and corporate barter business, and/or

         (b) any business, person or entity the Service Provider believes may use the Confidential Information for any purpose other than the Bartercard System; and/or

         (c) a related, affiliated or associated entity or person to the Service Receiver shall not be deemed to have been unreasonably withheld.

         First Right of Refusal

13.4 Where the Service Receiver proposes to assign or transfer this Contract of Service, the Service Receiver must offer its interest thereunder to the Service Provider on at least favourable terms that it would to a third party. In circumstances arising under clause 13.2, the following conditions will apply:

         (a) the Service Receiver must make its offer to the Service Provider or its nominee in writing stating the terms and conditions of the assignment including the name and details of the proposed assignee;

         (b) the Service Provider or its nominee may accept the offer by notifying the Service Receiver of its acceptance in writing within thirty (30) days of the receiving of the offer from the Service Receiver;

         (c) the Service Receiver must not proceed with the assignment until the thirty (30) day period referred to in the immediately preceding sub-clause has expired;

         (d) if the offer is rejected by the Service Provider in writing or expires by lapse of time, the Service Receiver may proceed with the proposed assignment provided that the assignment is to the named assignee on the terms and conditions set out in the offer to the Service Provider or its nominee;

         (e) if the offer is rejected by the Service Provider or expires by lapse of time, the Service Receiver must proceed with the proposed assignment in accordance with sub-clause 13.4(d) and within six (6) months of such rejection or expiration.


14.      Default

14.1 The following acts by the Service Receiver shall constitute acts of default,

         (a) if the Initial Services Fees or Ongoing Services fees or any part thereof or any sums due and payable to the Service Provider shall be unpaid for a period of thirty (30) days after the same shall have become due and payable;

         (b) if the Service Receiver shall commit or allow to be committed any breach of the terms and conditions and covenants of this Contract of Service and if such breaches are capable of remedy, has failed to remedy the same within sixty (60) days of its receipt of the written notification from the Service Provider requesting it to do so however, the Service Receiver shall not be entitled to any notice or cure periods for the second and any additional breach of the same terms, condition or covenant of this Contract of Service that occurs within twelve (12) months of such earlier breach ;

         (c) if the Service Receiver shall go into liquidation either compulsorily or voluntarily (except for purpose of reconstruction or amalgamation) or if a receiver or administrator is appointed in respect of the whole of or any part of its assets or if the Service Receiver makes an assignment for the benefit of or composition with its creditors generally or threatens to do any of these things;

         (d) repeated breaches of any terms, conditions or covenants of this Contract of Service; or

         (e) if the Service Receiver shall permit any unauthorised use of the Intellectual Property by any related, associated or affiliated entity or person to the Service Receiver.

15.      Termination

         Termination with Notice (by Service Provider)

15.1 If the Service Receiver fails to perform any of its obligations imposed on the Service Receiver by this Contract of Service and the Service Provider serves a notice of demand upon the Service Receiver requiring rectification of such breach, the Service Provider may terminate this Contract of Service if at the expiration of sixty (60) days of the date of the notice, the Service Receiver has not totally rectified such breach. Termination may take place at any time following the failure of the Service Receiver to fully rectify the said breach following expiry of sixty (60) days of the notice. The Service Provider must notify the Service Receiver of the termination in writing.

         Termination with Notice (by Service Receiver)

15.2 The Service Receiver may terminate this Contract of Service by no less than six (6) months prior notice in writing to the Service Provider accompanied by an undertaking from its executive directors referred to in sub-clause 10.2 of this Contract of Service.

         Termination without Notice

15.3     The Service Provider may terminate immediately this Contract of
         Service:

         (a) upon the occurrence of any of the events constituting default under clause 14 of this Contract of Service in addition to any other rights the Service Provider may have herein to terminate this Contract of Service;

         (b) if the Service Receiver reduces or attempts to reduce its capital other than by redemption of redeemable preference shares.

15.4 The termination of the authority/licence herein shall be without prejudice to any rights which may have accrued to either party up to the date of such termination and termination shall not release the Service Receiver from the liability to report and pay to the Service Provider the moneys payable hereunder.

         Effect of Termination

15.5 The termination of this Contract of Service should not abrogate, release, impair or extinguish any debt, obligation or liability of the Service Receiver towards the Service Provider where the said debt, obligation or liability accrues or arises before or after the termination of this Contract of Service.

15.6     On termination of this Contract of Service the Service Receiver must:

         (a) immediately cease to operate as the Service Receiver, and the Service Receiver shall have no right whatsoever to grant a licence to or execute a fresh Sub-Licence with any person to establish or operate a Licensed Outlet;

         (b) within fourteen (14) days from the date of termination or expiration of this Contract of Service deliver, transfer and return to the Service Provider at the cost of the Service Receiver all registered and unregistered logos, trademarks, names, business names, company names encompassed in the authority/licence hereunder and utilised by the Service Receiver during the Term in connection with the grant of authority hereunder and all other Intellectual Property including but not limited to copies of manuals, computer software, forms, stationery, business cards, telephone and facsimile numbers and domain names and web addresses, advertising material correspondence containing information of the Service Provider or about the Bartercard System including but not limited to sales material, brochures, draft agreements, monies, strategic memoranda, guidelines and other printed matter within the possession, power, custody or control of the Service Receiver which shall bear the logo, marks, or names of the Service Provider or the Bartercard business;


         (c) immediately pay all amounts owed to the Service Provider pursuant to this Contract of Service and any other collateral agreement and the Sub-Licensee's trade and other creditors (in respect of a Sub-Licence);

         (d) immediately refrain from using the Service Provider's Intellectual Property and deliver to the Service Provider all signs, labels, stationery or promotional material embodying the Trade Mark or any similar mark or any Intellectual Property of the Service Provider.

15.7 If any of the matters referred to in clause 15.6 may be performed by the Service Receiver or by any duly appointed attorney of the Service Receiver, the Service Receiver hereby irrevocably appoints each of the Service Provider and its directors from time to time severally to be attorney of the Service Receiver, to sign all documents and to do all acts and things as may be necessary for this purpose.

15.8 The Service Provider will support and service all Sub-Licensees pursuant to the Sub-Licence entered into by the Service Receiver and the Sub-Licensee until the rights and obligations of the Service Receiver under this Contract of Service are assigned or transferred to an assignee/transferee approved by the Service Provider.


16.      OPTION TO PURCHASE

16.1 Upon the termination or expiration of this Contract of Service, the Service Provider may by notice in writing to the Service Receiver, elect to purchase the assets of the Service Receiver including, but not limited to equipment, signs, fixtures, fittings, improvements and supplies, provided such assets are free from any and all encumbrances ("the Assets").

16.2 The purchase price of the Assets shall be determined by agreement by both parties or a qualified valuer selected by both parties.

16.3 This option may be exercised within thirty (30) days of the termination or expiration of this Contract of Service or within thirty (30) days from receipt of the valuer's report referred to in sub-clause 16.2, whichever is the later date. Settlement of the purchase shall take place no later than ninety (90) days from the date of exercise of this option.

17.      Notices

         Any notice required or authorised to be given by either party to the other shall be given in writing by registered letter addressed to the other party's registered office.


18.      No Waiver

         Failure or omission by a party at any time to enforce or require strict or timely compliance with any provision of this Contract of Service shall not affect or impair that provision in any way or the rights of that party to avail itself of the remedies it may have in respect of any breach of any such provisions.


19.      Non-Disclosure

         The Service Provider and the Service Receiver agree to keep the terms of this Contract of Service confidential and not disclose the contents herein to any person, corporation or other entity at any time now or in the future.


20.      Governing Law

         This Contract of Service shall be deemed to have been made in Vancouver, British Columbia, Canada and shall be construed according to the procedural and substantive laws of British Columbia, Canada and to the exclusion of the laws of any other jurisdiction and the parties hereby submit to the jurisdiction of the Courts of British Columbia, Canada and any Courts of appeal therefrom.


21.      Severability

         If at any time any of the provisions of this Contract of Service is or may become under any written law, or is found by any court of administrative body or competent jurisdiction to be, illegal, void, invalid, prohibited or unenforceable then such provision shall be ineffective to the extent of such illegality, voidness, invalidity, prohibition or unenforceability. The remaining provisions of this Contract of Service shall remain in full force and effect, and the parties shall use their respective best endeavours to negotiate and agree on a substitute provision which is valid and enforceable and achieves to the greatest extent possible the economic, legal and commercial objectives of such illegal, void, invalid, prohibited or unenforceable provision.


22.      FORCE MAJEURE AND DEFAULT

         If a party ("the affected party") becomes unable, wholly or in part, by force majeure to carry out an obligation placed on it under this Contract of Service:

         (a) the affected party must give to the other parties prompt written notice of reasonable particulars of the force majeure; and

         (b) so far as is known, the probable extent to which the affected party will be unable to perform or be delayed in performing its obligation; and

         (c) the relevant obligation, so far as it is affected by the force majeure, will be suspended during but not longer than the continuance of the force majeure; and

         (d) the affected party must use all possible diligence to overcome or remove the force majeure as quickly as possible.


23.      TAXES

23.1 The fees listed in this Contract of Service do not include taxes; if the Service Provider is required to pay sales, use, property, value added, goods and services tax (G.S.T.) or other Federal, State or Local taxes excluding income tax based on the Contract of Service granted herein then such taxes shall be billed to and paid by the Service Receiver.

23.2 All payments to be made by the Service Receiver under this Contract of Service are calculated without regard to tax. If any such payments constitute the consideration for the whole or any part of a Taxable Supply by the Service Provider, the amount of that payment shall be increased by an amount equal to the amount of tax which is chargeable in respect of the taxable supply in question.

         Where the Service Provider has become liable for any penalties or interest as a result of a late payment of tax where that late payment is as a result of a failure of the Service Receiver to comply with the terms of this clause the Service Receiver shall pay to the Service Provider an initial amount on demand equal to the amount of those penalties and interest.


24.      Interpretation

24.1     In this Contract of Service, unless otherwise indicated by the context:

         (a) "Associate" means a person who is a director of the Service Receiver, a related body corporate of the Service Receiver, a director of a related body corporate of the Service Receiver, a partner of the Service Receiver or, where the Service Receiver is a proprietary company, the person who directly or indirectly owns, controls or holds with power to vote at least one per cent (1%) of the issued voting shares in the Service Receiver;

         (b) "Bartercard System" means the reciprocal trade exchange developed by the Service Provider for operation in association with the Intellectual Property;

         (c) "Bartercard Software" means the computer software described in the Second Schedule;

         (d) "Cash Transaction Fee" means the fee generated during a barter or trade transaction and charged in Canadian Dollars;

         (e) "Confidential Information" means all that confidential property stipulated in clause 6.15;

         (f) "Confidential Operation Manuals" means the confidential procedure manuals listed in the Second Schedule;

         (g) "Credit Line" means the line of credit in trade dollars granted to a member under the Rules of the Bartercard System;

         (h) "Development Term" means the period from commencement of this Contract of Service until the Service Provider consents to the Service Receiver granting a sub-licence;

         (i) "Executive Director/s" means a director involved with the day to day operation of the Company;

         (j)      "Financial Year" is the fiscal year;

         (k)      "GST" means the Goods and Services Tax or equivalent tax;

         (l)      "Intellectual Property" means:

                  (i) the trademarks described in the Fourth Schedule, and business names, other names using the word Bartercard and the other marks which the Service Provider may provide for use in connection with this licence; and

                  (ii) copyright in and to all marks, materials supplied by the Service Provider to the Service Receiver including training material promotional and advertising material, computers systems and programs; and

                  (iii) the information know-how and expertise comprised in the Bartercard System; and

                  (iv) the computer software including but not limited to that described in the Second Schedule;

                  (v) all confidential information, trade secrets known by the Service Provider and revealed to the Service Receiver pursuant to the provisions of the Licence granted under this Deed; and

                  (vi) the material elements, industrial property, systems, computer software, the Bartercard Software, techniques and know-how of the Bartercard System; and

                  (vii) domain names and web addresses described in the Fourth Schedule and any other domain names owned by the Service Provider and not included in the Fourth Schedule.

         (m) "Licensee" means an entity or person who enters into a Sub-Licence of this Contract of Service with the Service

                  Receiver for the operation of an outlet in the Territory includes its executors, personal representatives or persons holding a power of attorney;

         (n) "Licensed Outlets" means an outlet operated pursuant to a Sub-Licence of this Contract of Service;

         (o) A "Member/s" means a person or entity who has subscribed for membership of the Bartercard System;

         (p) "Outlet" means a licensed business operated by an associate of the Service Receiver;

         (q) "outlet" means all licensed businesses operating within the Territory;

         (r) "Sub-Licence" means a sub-licence agreement entered into between the Service Receiver and another person or entity pursuant to which the latter is authorised to use the Bartercard System;

         (s) "Sub-Licensee" means a person or entity who enters into a Sub-Licence for the operation of a Licensed Outlet;

         (t) "Taxable Supply" has the meaning given to that term in the GST Act entitled "A New Tax System (Goods and Services Tax) Act 1999" and amended from time to time;

         (u) "Territory Development Schedule" means the time table for the establishment and development of Outlets in the Territory;

         (v) "Trade Dollars" means an accounting unit used by Bartercard Exchange Canada Inc to account for the value of Members' transactions effected within the Bartercard Software where the monetary value of one Trade Dollar is equivalent to one (1) Canadian Dollar or one (1) United States Dollar;

         (w) "Trade Transaction Fee" means the fee generated during a barter or trade transaction and charged in trade dollars;

24.2 In this Contract of Service the expression "Service Receiver" shall include its executors, administrators, substitutes, successors and permitted assigns.

24.3 The preamble, recitals, Schedules hereto are part of this Contract of Service and are included in the expression "this Contract of Service".

24.4 Cdn$ amounts in this Contract of Service are references to the currency of Canada.

24.5 United States Dollars is a reference to the currency of the United States of America.

24.6 A reference to a "person" includes a reference to a body corporate, a body politic, legal personal representatives and successors and assigns of the person.

24.7     Words importing the singular include the plural and vice versa.

24.8     Any reference to gender includes the other gender.

24.9 Section headings used in this Contract of Service are for ease of reference only and shall not be used in connection with the construction or interpretation of this Contract of Service

24.10 The language in all parts of this Contract of Service shall be in all cases construed in accordance with its fair and common meaning and not strictly for or against any of the parties hereto.

                                 FIRST SCHEDULE



Item 1:  Service Receiver
         ----------------

         PeakSoft Multinet Corp, dba Bartercard Exchange Canada Inc Suite 825-525 Seymour Street, Vancouver, BC Canada V6B 3H7


Item 2:  Territory (Recital C)
         ---------------------

         The region known as Canada

Item 3:  Commencement Date
         -----------------

         Term (clause 3.1)
         -----------------

         Ten (10) years

         Option (clause 3.2)
         -------------------

         Two (2) ten (10) year options to be exercised in accordance with clause 3.2


Item 4:  Licence Fee (clause 9)
         ---------------------

         Two million United States Dollars (US$2,000,000)

Item 5:  Payment of Initial Service Fee (clause 8.1)
         -------------------------------------------

         Five Hundred Thousand Canadian Dollars (Cdn$500,000) clear of any withholding/residential tax, payable within six (6) months, or at such later date as agreed by the Service Provider, of execution of this Contract of Service.


Item 6:  Payment of Ongoing Services Fees (clause 8.2)
         ---------------------------------------------

         (a) The Service Receiver shall pay within fifteen (15) days after the last day in each successive month in every year of the Term eight percent (8%) of Cash Transaction fees and Trade Transaction fees generated and received by the Service Receiver in the relevant month from its business in the Territory. The Service Receiver must not charge a Cash Transaction fee less than five per cent (5%) and a Trade Transaction fee less than one per cent (1%) as fees in respect of the running by the Service Receiver of the Bartercard System identified as such on the Monthly Service Receiver Management Fee Report produced by the Service Receiver at the end of each month or in the absence thereof, an equivalent report;

Item 7:  Payment of Subscription Fees (clause 8.4)
         ----------------------------------------

         The Service Receiver shall pay within fifteen (15) days after the last day in each successive month to the Service Provider two and a half percent (2.5%) cash and one percent (1%) Trade Dollars of the subscription fee paid by every Member enrolled into the Bartercard System conducted by the Service Receiver.


Item 8:  Interest on Late Payments (clause 8.3)
         --------------------------------------

         Thirteen per cent (13%) per annum

                                 SECOND SCHEDULE

The Initial Services (clause 5.6(a)
-----------------------------------

THE SUPPORT PACKAGE


COMPUTER HARDWARE AND SOFTWARE SUPPORT

Bartercard will supply to the Service Receiver Bartercard specific software ("Bartercard Software"). In addition to several "off the shelf" software packages will be provided. All components and software will be configured, tested and installed by Bartercard staff.

HARDWARE (clause 5.10)


(1)      Database Server

         One Intel based IBM compatible computer (Server) with the following specifications:
o        Pentium III
o        450 Mhz minimum
o        256Mb RAM minimum
o        20 Gb HD
o        CD Reader
         Complete with the required peripheral devices to operate as the Bartercard server e.g: Hard disk, Ram, Monitor, Keyboard, and Mouse The operating system must be NT Server 4.0, SQL Server 7.0 and all server packs.
         Back-up software (eg. Seagate Backup Exec)

(2)      Proxy / IIS Server

         One Intel based IBM compatible computer (Workstation) with the following specifications:
o        Pentium III
o        450 Mhz minimum
o        128Mb RAM minimum
o        20 Gb HD
         Operating system must be NT Server 4.0, Proxy Server 2.0, IIS 4.0 and service packs.

(3)      Intel based IBM compatible computers (Workstations)
         Complete with the required peripheral devices to operate as Workstations e.g.: Hard disk, Ram. Monitor, Keyboard, and Mouse Exchange Server to be installed on one computer

(4)      One wide bodied (136 column) Ink-jet printer Complete with A4 Paper
         Feeder

Bartercard's trading software has been designed and developed to run on IBM compatible equipment thus ensuring availability of cost effective hardware, future upgrades and ease of hardware support. The software utilises Microsoft and other vendor software products for Bartercard templates and other documents.

The Workstations referred to above must have the following software products installed:

o        Windows 98, 2nd edition
o        Office 2000, 2nd release
o        Pagemaker
o        Corel Draw 8
o        Crystal Reports
o        Internet Explorer and Outlook Express
o        Winzip
o        Anti-Virus software - preferably Vet Anti-Virus

BARTERCARD SOFTWARE

We will provide the Bartercard Software, which includes the contact management software, plus upgrades of the Bartercard Software as and when such improvements are available and deem appropriate.

Bartercard's sophisticated software is a fully integrated multi-user solution that is unique to Bartercard. It is the culmination of nine (9) years intensive research and development and has recently been re-written to add user friendliness.

The menu driven software offers the user ease of use, true reporting flexibility and I.D. specific multi - levelled security access to sensitive data. Customer enquiries are handled quickly and effectively. This systems also caters for multiple, fast and bulk entering whilst maintaining client data accuracy and integrity.

The reporting feature provides for customised generation of management reports and customer trading histories. These reports can be further broken down into relevant sections for Trade Co-ordinators and Administration staff.

Components of the software package includes
o Maintenance and establishment of clients records
o Clients Business details o Historical data
o Substantial Trading Information
o Account inquiries
o Voucher authorising and processing
o Voucher retrieval system
o Statements - monthly and on-call
o Receipting of monies
o Plastic card issue/maintenance
o Debt collection module
o Credit limit allocation module
o Signature verification module
o Client introduction module
o Audit Logs
o Data integrity checks
o Standard letters
o Various categorising of clients
o Comprehensive reports
o Analysis data

Provision for:
o        remote after hours authorisations.
o        automatic fee payment from +credit cards
o        automatic fee payment from banking accounts
o        automatic card embossing
o        local taxation laws

o        Software Packages
o        PC Anywhere
o        Bartercard Program
o        Bartercard Contact Management Program
o        Bartercard Statement Program

The Bartercard Software can cope with franchised and non franchised brokerage operations simultaneously.

Initial Software Support

Sixty hours on site to install system. On site support after initial set up period will be provided in two segments of twenty hours (6 months, 12 months) and/or on request at Service Receiver's expense, subject to availability of staff.

ADMINISTRATION SYSTEM / DOCUMENTATION

ADMINISTRATION SYSTEM / DOCUMENTATION
DOCUMENTATION / VIDEO / AUDIO

Upgraded documents will flow regularly as will newly developed forms, vouchers or system flow charts subject to clause 5 herein.

A complete set of relevant administration memorandums and documentation and appropriate bromides for documentation at both national and local administration level and for trading and sales. These must be proofed/modified by the Service Receiver to meet local laws. (Any non English bromides are to be produced by Service Receiver).
Included will be:

         10       Application Forms - BCI
         10       Barter Bulletins
         10       Membership Applications
         10       Additional Cardholder Forms
         10       Transaction Vouchers Booklets
         10       Plastic Cards - (green, white, gold)
         10       Directories
         10       Letterheads
         10       Business Cards
         10       Folders (NMP)
         10       Statements
         10       Scrip Certificate

         10       Press Packs (bound) - BCI
         10       Testimonials (bound) - BCI
         1        Happy Book (Collins 700 series analysis book)
         1        "Signature Required" rubber stamp
         1        Automatic Numeric Processing Stamp

Bromides in English of the following internal forms:
(Folder and CD)

-        Trading Rules and Regulations BCI
-        Additional Information Form
-        Daily Sheet
-        Facsimile Template
-        Gift Certificate
-        Account Changes/Transfers
-        Starters Kit Completed
-        Non Circumvention/Non Disclosure Agreement
-        Potential Cancellation
-        100% Guarantee
-        Credit Limit Increase Form
-        Guarantee and Indemnity
-        Members Additional Information
-        Trading Kit Receipt
-        Fee Collection Letter
-        Credit Reference
-        Auto Reviews
-        Monthly Reductions
-        Default Report
-        Membership Schedule
-        Personal Asset and Liability Statement
-        Bartercard Employee Expense Claim
-        Standard Expense Claim
-        Cheque Requisition
-        Terminated Accounts
-        Change of Account Name
-        Trading Merchant/Customer
-        Directory Description
-        Changes/Alterations to Clients Details
-        Additional Card/Directory Order Form
-        Confirmation of Advertising
-        Artwork Request Form
-        Personnel Information From
-        Employment Application
-        Present Again Notice
-        Disallowed Notice
-        Declined Authorisations
-        Transaction Voucher Form
-        Prepaid Scrip
-        Present Again Letter
-        Dishonoured Cheque Letter

-        Multi Trade Voucher
-        Notification of Lost Card
-        2 Month Free Administration Fees
-        Direct Debit Facility Letter
-        Automatic Deduction Authority Form
-        Account Adjustment From
-        Deduction Authority
-        Authorisations
-        Plastic Cards
-        Telephone/Mail Order Transactions
-        Transaction Adjustment Form
-        Account Verification Form
-        Inquiry Sheet
-        Monthly Fee Adjustment
-        Trading Infringement Notice
-        Inwards Goods Receipt
-        Bartercard Limited Purchase Order
-        Standard Purchase Order-   Key Register
-        Termination of Clients Account
-        Plan of Action
-        Referral Club
-        Invoice/Statement - BCI (continuous feed)
-        Warning Bulletin
-        Form PD-C
-        Staff Application Form
-        Trade Purchase Request Log
-        Rural Expense Planner
-        Fair Go Index
-        Q Sheet
-        Guarantee Claim
-        Guarantee Claim Trade Co-ordinators Feedback
-        Transaction Voucher
-        Feedback Sheet to Sales Manager
-        Congratulations
-        Motor Vehicle Purchase Information
-        Expense Analysis
-        Time Planner
-        Weekly Planner
-        Trade Analysis
-        Starters Kit Presentation Check List
-        Brokers Weekly Report
-        Purchase Action Form
-        Trade Purchase Request
-        Letter of Intent
-        Bartercard Limited Employee Remuneration Review
-        Bartercard Limited Weekly Time Sheet
-        Bartercard Limited Termination of Employment Form
-        Bartercard Limited Employee Exit Checklist
-        Bartercard Limited Payroll Deduction Authority

-        The Barter Post
-        Business Profile
-        Bartercard Limited Journals for the month
-        Business Import/Export Survey
-        Media Lead Facsimile
-        Lead/Referral Sheet
-        Trade Consultants Agency Agreement
-        Trade Consultants Commission Schedule
-        Success Analysis Sheet
-        Weekly Success Sheet
-        Lead/Referral Log
-        New Traders
-        Office Requisition Form
-        Application Form - BCI
-        Users Guide - Directory
-        Sales Presentation Pages
-        Hotel Expenditure Analysis
-        Welcome Here Sticker (large and small)
-        Authorisation Sticker
-        Letterhead
-        Letterhead Follow On
-        STOP Sticker
-        Administration Schedule
-        Green and White Card Holder Forms
-        1800 Phone Sticker
-        Transaction Adjustment Pad
-        Scrip Voucher
-        Starters Kit Folder
-        With Compliments Slip
-        Business Cards
-        Logo Specifications

Also provided will be bromide copies of Administration flow charts, Brokerage flow charts, and letters for Poor Trading, Non Contact etc. The Service Receiver will need to reprint most including the Rules and Regulations and Users Guide.

- 5 x Introduction to Bartercard booklet
- 5 x Closing and handling objections booklet
- 5 x Global Barter / International Trade booklet
- 5 x Sales Presentation Folders (Australian layout only)
- Set of Teachers Manuals
- Public Relations Video Tapes
- Current Affairs Programs - Hinch, The Investigators, TV News (various), Prime Time New Zealand, Brisbane Extra, Fitel Taxation Review.
- Copies of all Press Articles in National and International Newspapers and Magazines. Copies of all Advertisements and results analysis (written and detailed if available).
- Copies of Radio Advertisements
- Copies of Television Advertisements

- Details of all Advertising / Marketing programs including banners, posters, signs, billboards, promotional products and sponsorships, merchandising samples.
-        20 x Bartercard plastic bags

-        Interactive Videos:
         ------------------
         How to deliver an Extraordinary Members Pack
         How to deliver a Results Driven Sales Presentation

-        Copies of all Videos:
         --------------------
         Goal Setting
         Prospecting Trade Shows
         Phone Appointment Training
         Hotel Operations

-        Copies of all Audio Training
         ----------------------------
         Handling Client Objections
         A Results Driven Sales Presentation
         Service Call Rehash

NB: Three (3) copies each will be provided of training, video, audio and manuals. Thereafter further copies provided on request from the Service Provider will be paid for by the Service Receiver.


CONFIDENTIAL OPERATION MANUALS

The documentation provided will be the latest developments on an endless evolution and refinement of our management system. As with all Total Quality Management (TQM) approaches this represents the summation of striving for perfection.

These comprehensive, world bench mark standard manuals were created and compiled over several hundred hours. An enormous amount of time and energy went into developing the manuals into detail because as the work-flows for individual jobs expand and additional staff is required, flow charts included will ensure a cohesive flow of information/paper-process between the group and within the entire operation. Periodic updates will be provided when necessary (provided in English only).

Management
----------

-        Financial Structure
-        Marketing/advertising
-        Office setup/layout
-        Employment - personnel and the notes and responsibilities of staff
-        Management of staff (sales, trading and administration)
-        Management Reports
-        Brokerage administration
-        Trading and Operating procedures
-        Bookkeeping/accounting for barter transactions

Sales Management and Leadership
-------------------------------

-        Foundation training program
-        Prospecting
-        Closing
-        Handling objections
-        Handling objections of family members
-        Goal prospecting
-        Sales Reports
-        Building rapport
-        Referrals
-        Time planning
-        Telemarketing

Trade Management and Leadership
-------------------------------

-        Trade Co-Ordinator role
-        Business Profile
-        Starters Kit delivery appointment
-        Directory costs/account types
-        Trading reports
-        Trading Tools
-        Servicing accounts
-        Credit facilities
-        Referrals
-        Improper trading/debt recoveries
-        Time Planning
-        Events (top trader lunch, trade night, new members, functions, etc)

New Members
-----------

-        Entering in a new client
-        Sales competition/points
-        Sales legend
-        Credit reference
-        Credit Limit point score
-        Acceptance of client
-        Allocation of credit limit
-        Completing a starter kit
-        New clients banking
-        Kit receipts
-        I status/potential cancellations
-        Reactivation

Debt Recovery
-------------

-        Tracker setup and usage
-        P, R, W, S, X, Y, U and V Status procedures
-        Closing accounts
-        Debt recovery account
-        Credit reference
-        Legal flow chart
-        Summons & Judgments
-        Banking/gift certificates
-        Purchase of trade dollars
-        Debt reserve fund

Trade Accounts
--------------

-        After hours service
-        Banking
-        Plastic cards
-        End of month procedures
-        Transfer of Membership
-        Reciprocal accounts
-        Reports
-        Statements
-        Transactions/authorisation/processing
-        Phone order merchants
-        Warning bulletin
-        Handling account enquiries
-        Backup

Credit Development
------------------

-        Credit Limit Increase Application
-        Assessment and approval process
-        Point score
-        Monthly diary reviews
-        Standard letters
-        Security documents    Mortgage, Bills Of Sales, Guarantee and Indemnity
         Mortgage Debtors etc

Directory
---------

-        Cut off procedures
-        Kit receipts/Directory descriptions input
-        Changes/ alterations
-        Production of cover
-        Delete inactive clients
-        Boxing clients
-        Alphabetical listing/contents page
-        Labels for mailout

-        Printing
-        Trading places
-        Form generation/bromides
-        Category codes

Trade Management Administration
-------------------------------

-        Top trader
-        Trading histories
-        Guarantee claims
-        Feedback sheet
-        Mailing labels
-        Q reports
-        Tracker
-        Gold cards
-        Nil traders report
-        Accumulative report
         Trade night reports
-        Graphs
-        Competitions

Recruitment and Selection Manual
--------------------------------

-        Steps in the recruitment process
-        Defining the ideal candidate
-        Attracting the right candidate
-        Advertising criteria
-        Interview questioning technique and structure
-        Profiling a candidate
-        Conducting a behavioural survey

Train the Trainer Manual
------------------------

-        Conducting a performance needs analysis
-        Using Bartercard tools and reports
-        Designing a trading session
-        Designing a program
-        Assessment procedures
-        Developing a training plan
-        Evaluation techniques

Overnight Re-Run Manual
-----------------------

-        Data sort
-        Re-run transactions
-        Checking re-run
-        How to check a top trader

Records and Mail Distribution Manual
------------------------------------

-        Introduction
-        Incoming mail and brokerage satchels
-        Faxes
-        Inward goods receipt
-        Outgoing mail
-        Registered mail and express post envelopes
-        Stationery
-        Records maintenance
-        Computerised recording of borrowed files
-        Brokerage satchels
-        Distribution of brokerage mail
-        Consignment note and satchel ordering
-        Freight (other than pre-paid)

Trade Accounts Supervisor Manual
--------------------------------

-        General Information
-        Declined authorisations
-        Authorising parent sales
-        Overriding authorisations
-        Checking overs
-        Cancellation/adjustment of authorisations
-        Problem vouchers - authorising DUDS
-        Processing DUDS
-        Checking unsigned vouchers
-        Monthly adjustments
-        Approving phone order merchants
-        Assessing phone order disputes
-        How to print terms and conditions
-        Account Transfers
-        Setting up a processing stamp
-        Data Sort
-        End of day
-        After Hours
-        CHK
-        Three day grace
-        Rolling N to P status and P to R status and letters
-        Rolling F to J status, letters and reports
-        Commission reports
-        Print list of outstanding authorisations
-        Wrong month - contact BCI

End of Month Re-Run
-------------------

-        Propose and scope
-        Check List
-        How to run end of month
-        Close of month
-        Open new month
-        End of month cross check
-        Sending statement data to security mailing
-        End of month - next day
-        Print in-house statements
-        25 Reports
-        Statistics on fee payment report
-        Status report
-        General information

Trade Accounts Banking Manual
-----------------------------

-        Accounts banking
-        Credit Cards
-        Dishonoured cheques
-        Discount on administration fees
-        Monthly adjustments
-        PDC's
-        Audit logs

Trade Consultant Foundation Workbook Manual
-------------------------------------------

-        The trading story
-        Barter audit calculations
-        Closing
-        Psychology of selling
-        Prospecting and referrals
-        Time planning

Trade Co-ordinator Foundation Training Manual
---------------------------------------------

-        Trade co-ordinator role
-        Brokerage flow chart
-        Training and Development
-        Barter audit calculations
-        Status keys, accounts and administration
-        Trading tools
-        Reports and analysis
-        New traders department
-        The business profile
-        Servicing accounts
-        Time planning
-        The Bartercard Directory
-        Trading strategies
-        Referrals
-        Improper trading

Brokerage Administration Manual
-------------------------------

-        General brokerage information and standards
-        Job description
-        New clients administration
-        General brokerage administration
-        Brokerage reception and telephone techniques
-        Event management and client functions
-        Sample brokerage information

The above mentioned manuals contain various flow charts (procedures) depicting the relationship between field activities, office paper flow and computer data entry. The detailed instructions that are provided in these operation manuals are updated as the overall administration systems continue to evolve into perfection.

                                 THIRD SCHEDULE

The Ongoing Services (clause 5.6(b))
------------------------------------


TRAINING SUPPORT PACKAGE

Service Receiver pays for all economy flights both for the Service Receiver and Service Provider.


INITIAL TRAINING SCHEDULE



THIS IS A 6 WEEK COURSE FOR MINIMUM 3 PEOPLE

Service Provider will bear all training costs, accommodation, meals and transfers during the formal training course.

                                    --------------------------------------------
                                    Train the Trainer
                                    --------------------------------------------

Duration                            3 days
Purpose                             a)  Identify performance problems
                                    b)  Define acceptable levels of performance
                                    c) Facilitate structured training and
                                    development to meet the optimum levels of
                                    Performance
Topics Covered                      *  Performance Analysis
                                    *  Principles of Adult Learning
                                    *  Design & Delivery of Training
                                    *  Assessment
                                    *  Post Assessment Counseling

                                    --------------------------------------------
                                    Recruitment Training
                                    --------------------------------------------

Duration                            2 days
Purpose                             a)  To build recruitment processes
                                    b) To improve durability to select and build
                                    teams by being able to identify and
                                    Successfully hire achievers c) Strengthen
                                    our ability to retain teams - by developing
                                    strategy that meet their Aspirations and
                                    ours accordingly
Topics Covered                      *  Attracting the Right Candidate
                                    *  Assessing the Candidate
                                    *  Deciding and Evaluating
                                    *  Developing Agreements for future
                                       Development

                                    --------------------------------------------
                                      Foundation Sales Training
                                    --------------------------------------------

Arrive                              1 week
Topics Covered                      *  The Sales Presentation
                                    *  Handling Objections
                                    *  Closing
                                    *  Prospecting
                                    *  Setting Appointments
                                    *  Sales Reporting
                                    *  Self & Time Management

                                    --------------------------------------------
                                      Field Sales Training
                                    --------------------------------------------

Duration                            3-4 weeks
Topics Covered                      *  Sales Management
                                    *  Sales Meetings - Structure, Training
                                    *  Set Appointments
                                    *  Sales Presentations in the Field
                                    *  Rehash for Better Results
                                    *  Participate as a Sales Person on the team

                                    --------------------------------------------
                                     Foundation Trade Co-Ordinator Training
                                    --------------------------------------------

  Duration                          1 week
Topics Covered                      *  Trading Fundamentals
                                    *  Interpreting Trading Reports
                                    *  Trade Analysis
                                    *  Delivering a members Pack
                                    *  Creative Trading
                                    *  Handling Objections
                                    *  Problem Solving
                                    *  Client/Event Management

                                    --------------------------------------------
                                     Trade Co-Ordinator Field Training
                                    --------------------------------------------

Duration                            2-3 weeks
Topics Covered                      *  Onsite Training
                                    *  Trade Co-Ordinator meetings
                                    *  Deliver Members Packs
                                    *  Service Calls/ Service Visits
                                    *  Participate as a Trade Co-Ordinator

                                    --------------------------------------------
                                     Administration Training
                                    --------------------------------------------

Duration                            1 week
Topics Covered                      *  Accounts
                                    *  New Members
                                    *  Credit
                                    *  Debt Recoveries
                                    *  Legal
                                    *  Directory
                                    *  In depth knowledge/training on all
                                       systems
                                    *  Finance

                                    --------------------------------------------
                                     Administration Field Training
                                    --------------------------------------------

Duration                            1 week
Topics Covered                      *  Same as above
                                    *  Practice own system
                                    *  Systems
                                    *  Networking

                                    --------------------------------------------
                                     General Management
                                    --------------------------------------------
Duration                            1 week
Topics Covered                      *  Paper Flow
                                    *  Systems
                                    * Credit * Financial Management * SWOT *
                                    Running a trade exchange * Marketing *
                                    Overview of the HO and brokerage * Accounts
                                    * Strategic Planning * New Members *
                                    Directory

INSTALLATION

Service Provider will bear all accommodation, transfers and meal cost during the on site installation visit by Bartercard International senior management staff.

Provision of minimum of forty (40) hours of on site Sales training and sales support in The country after the occurrence of at least one formal sales foundation training in The Country and minimum of fifty (50) new members, by Bartercard International senior management staff, strategically timed, but within the first three (3) months of operation.

Provision of minimum of forty (40) hours of on site Trade Co-ordinator training and support in The Country after establishment of TRADE SYSTEMS PROCEDURE and minimum of twenty (20) transactions by Bartercard International senior management staff, strategically timed, but within the first three (3) months of operation.

Forty (40) hours of on site Administration support by Bartercard International senior management staff, strategically timed, but within the first three (3) months of operation. This may be concurrent with sales and / or trade training and will include:

         -        review of systems operation
         -        paper flow systems overview/installation
         -        analysis of flow chart adaptations
         -        management training
         -        statement printing
         -        processing
         -        communications systems
         -        stock control
         -        customer logistics/service
         -        hands on problem solving
         -        system security/password installations
         -        remote system/software maintenance with testing via modem.

ONGOING TRAINING

Service Receiver will bear all training costs, accommodation and transfers. Meals during the formal training course will also be covered by the Service Receiver.

SALES TRAINING:

 In Australia (or designated country)

Service Receiver may send up to three (3) trainees* to each central training session in Australia or any country designated by the Service Provider. Two (2) weeks full time for sales consultants of Service Receiver attending the sales foundation training plus field training within the brokerage. This will include:

-        sales training foundation course
-        field visits with Australian sales/management staff.
-        Sales management training in an active brokerage.
-        Attendance at sales meetings.

Invitations to all Conferences including:

         Annual - Top Gun Sales Conferences
         Annual - Sales Management Training Conference
         Annual - Brokers Conference

Costs to Service Receiver to attend the above would include travel plus the normal cost of conference.

Service Receiver may send one (1) sales manager/staff supervisor to Australia for work experience under local direction for up to one (1) month at a time at a maximum of three (3) people per annum. Sales made would attract a standard commission to Service Receiver (or sales person) by prior Contract of Service.

In The Country

Minimum of one (1) visit per annum to Country by at least one (1) person who holds a senior management position in BCI, which will entail twenty (20) hours of sales and training support.

Two (2) separate or consecutive weeks sales training program will be conducted in the Country within the first year of operation by Bartercard International senior management team or Bartercard Ltd (subject to availability). This will include:

-        field prospecting
-        joint presentations
-        sales rehash
-        sales meeting
-        sales management training
-        sales analysis
-        train the trainer (if applicable)
-        sales foundation training course

SUPPORT

Training and advice by telephone for sales, sales rehash and management support will be provided by the Bartercard Ltd or Bartercard International senior management team (subject to availability).

TRADE TRAINING:

In Australia (or designated country)

Provision for two (2) weeks full time per annum for up to three (3) trading staff or manager attending Trade Co-ordinators foundation training in Australia or any country designated by the Service Provider and one (1) week full time in active brokerage including hands on instruction in all areas including:

-        service calls
-        field visits
-        problem clients
-        trade mapping
-        brokerage flow chart systems
-        trade analysis
-        attend trade co-ordinator's meetings
-        participate as a trade co-ordinator
-        Trade Management training
-        TCO Foundation Training course

Invitation to all Conferences (costing as per Sales Conferences) including:

         Trade Conference (annually)
         International Trade Convention (1994 was the inaugural year) Brokers Conference (annually)

In The Country

Minimum of one (1) visit per annum to The Country by at least one (1) person who holds a Senior Management position in BCI that will entail a minimum of twenty
(20) hours of trade training and support. This training can be undertaken formally, in meetings, hands on within the office or during fieldwork.

SUPPORT

Training and advice by telephone, e-mail or fax for trading related issues and management support will be provided by the Bartercard International senior management team or Bartercard Ltd (subject to availability).

ADMINISTRATION TRAINING:


In Australia (or designated country)

Provision for up to three (3) people per annum for informal "on the job" training in Australia or any country designated by the Service Provider subject to a minimum of thirty (30) days notice.

During the Administration training attendees will be able to discuss all aspects of trade exchange management with all members of the BCI / BCL involved in Australia and The Country. Topics covered will include:

-        Brokerage Administration
-        New Members
-        Credit Development
-        Brokerage Administration
-        Trade Accounts
-        Legal and Debt Recoveries
-        Trade Development
-        Directory
-        Marketing
-        Finance
-        Statistical Analysis
-        Training Requirements
-        computer operator training
-        producing reports
-        system/paper flow
-        management systems
-        expansion modules of start up job tasks
-        customer service
-        IT hardware and software


In The Country

Administration support in The Country will be provided by Bartercard International Limited for a period of up to two (2) weeks (subject to availability) at the request of the Service Receiver. The timing of such support visits will be subject to agreement by both parties and thirty (30) days' notice is required prior to commencement of in-country support.


SUPPORT

Administration training and support by telephone, fax, modem or e-mail will be provided by the Bartercard International senior management team or Bartercard Ltd (subject to availability).

MARKETING TRAINING:

A minimum of twenty (20) hours will be provided (either in Australia, the Country or both but within the first three (3) months of operation). Will include a review of regional markets strategies with analysis of both successful and unsuccessful forays via all forms of media, events and public relations together with an analysis of the Country's strategies including design, planning and implementation of official launch in Country.

The timing of such training visits will be subject to agreement by both parties and thirty (30) days' notice will be given prior to each visit. Trained and competent personnel will be provided for these visits.

FRANCHISING

A minimum of twenty (20) hours (subject to availability) for Bartercard Senior Management to provide initial support in franchising. Bartercard International will provide one (1) full set of all brokers contracts of services, cashflows, advertisements, proposals, applications, training module and materials and systems support from the Australian franchising structure to assist franchising within the country and training. Capital returns and system flow charts may vary due to local requirements. An overview will be provided during initial general management training with a detailed analysis in the country upon installation of the Bartercard Software and Systems (subject to availability).

Subsequent management/franchising support provided in two ways:

(a) In Australia, Service Receiver covers travel, accommodation, training, meals etc - thirty (30) days' prior notice; and

(b) On site in the country on giving thirty (30) days prior notice and subject to availability. Service Receiver covers all travel, accommodation, training, transfers, etc.

N.B. BCI reserves the right to require payment of part of the domestic franchise fee to cover costs of this support/training/materials.

                                 FOURTH SCHEDULE

                              INTELLECTUAL PROPERTY




Trademarks


The "Bartercard" Trademark illustrated below has been registered in Australia in the following classes:

Trademark No.          Class        Goods                                                        Status
-------------          -----        -----                                                        ------
A640762                36           Trade exchange services                                      Registered
A603822                16           Printed matter, stationery, instructional and teaching       Registered
                                    material and cards included in this class
B666869                25           Clothing                                                     Registered
A633197                42           Trade exchange services                                      Registered
A633196                35           Trade exchange services                                      Registered
789559                 35 / 36      Trade exchange services                                      Registered



and in Canada:

Trademark No.          Class        Goods                                                        Status
-------------          -----        -----                                                        ------
TMA256426              36           Trade exchange services                                      Registered
TMA548348              36           Barter exchange services                                     Registered
1003966                36           Trade exchange services; financial services                  Pending
1004533                36           Trade exchange services; financial services                  Pending
1034575                36           Barter exchange services                                     Pending

Domain Names


bci.com.au
bartercard.net
bartercard.com
barterntrade
bartercardauction.com
bartercard-stuff.com
bartercard-stuff.com.au
ibextradercard.com
bartercard-btb.com
bartercardb2b.com
shop246.com
buzishop.com
barterchargecard.com
Bartercard-International.com Bartercardinternational.com Barterwire.com
Barter-Trade-Exchange.com International-Barter-Network.com
International-Barter-Exchange.com International-Trade-Exchange.com
barter-barter-barter.com bartercard.co.il (Israel) bartercard.com.tr (Turkey)



Copyright

Computer Software Programs:

o        Bartercard Software Program
o        Bartercard Program
o        The Global Trading System
o        Recoveries Management System (RMS)
o        Signature Verification Program
o        EFTPOS Applications in Australia and New Zealand
o        Directories Control Program
o        Interactive Voice Response (IVR) System
o        General maintenance/development on the Bartercard System
o        Bpay
o        Trading History (Australia)
o        Trading History (New Zealand)
o        Trading History (Generic)
o        Bartercard Canada Data Conversion
o        Signature Verification Program (International)
o        Global Barter Authorisations and Processing
o        Directory Mail Out Control
o        Internet/Intranet Development
o        Forms on Line
o        International Trading
o        Franchise Website


Confidential Operation Manuals

Management
Sales Management and Leadership
Trade Management and Leadership
New Members
Debt Recovery
Trade Accounts
Credit Development
Directory
Trade Management Administration
Recruitment and Selection
Overnight Re-Run
Records and Mail Distribution
Trade Accounts Supervisor
End of Month Re-Run
Trade Accounts Banking
Brokerage Administration

Training Tools

o        Train the Trainer Manual
o        Trade Consultant Foundation Workbook Manual
o        Trade Co-ordinator Foundation Training Manual
o        Trade Consultant Foundation Program Teacher's Manual
o        Interactive Training Videos:
                |_|      How to deliver an Extraordinary Members Pack
                |_|      How to deliver a Results Driven Sales Presentation
        o   Copies of all Videos
                |_|      Goal Setting
                |_|      Prospecting Trade Shows
                |_|      Phone Appointment Training
                |_|      Hotel Operations
                                o   Copies of all Audio Training
                |_|      Handling Client Objections
                |_|      A Results Driven Sales Presentation
                |_|      Service Call Rehash


IN WITNESS HEREOF the parties have hereunto set their hands and seals on the day and year first hereinbefore written.



THE COMMON SEAL of                                                     )   "Andrew Federowsky"
BARTERCARD INTERNATIONAL LIMITED                                       ) ..................................
EC 27608 was hereunto affixed by                                       )   Director
authority of a resolution of the Board of Directors                    )   "Trevor Dietz"
in the presence of:                                                    ) ..................................
                                                                           Director/Secretary






THE COMMON SEAL of                                                     )   "T.W. Metz"
PEAKSOFT MULTINET CORP dba                                             ) ..................................
Bartercard Exchange Canada Inc was                                     )   President/CEO/COB
hereunto affixed by authority of a resolution of the                   )   "Colin Morse"
Board of Directors in the presence of:                                 )   ................................
                                                                           Director/Secretary

                                              BARTERCARD INTERNATIONAL LIMITED
                                              EC 27608

                                                               Service Provider


                                              AND


                                              PEAKSOFT MULTINET CORP dba
                                              Bartercard Exchange Canada Inc

                                                               Service Receiver












                                              ----------------------------------

                                              CONTRACT OF SERVICE

                                              ----------------------------------
















                                              BARTERCARD INTERNATIONAL LIMITED
                                              Clarendon House
                                              2 Church Street
                                              Hamilton
                                              Bermuda

                                      INDEX
Clause No.                                                                                         Page No.
                  Grant of Licence/Authority

1.                Right to Conduct the Bartercard System                                                  2

2.                Service Provider's Right to Change the Bartercard System                                2

3.                Term of Contract of Service 2

4.                Establishment and Development of Territory                                              3
4.1-4.2           Territory Development Schedule                                                          3
4.3-4.5           Restrictions on Establishment of Licensed Outlets                                       3
4.6               Approval of Sub-Licensee                                                                3
4.7               Outlets to be operated under a Sub-Licence of this Contract
                  of Service                                                                              3

5.                Benefits for the Service Receiver                                                       4
5.1               Access to the Bartercard System                                                         4
5.2               Confidential Operation Manuals                                                          4
5.3-5.4           Electronic Manuals/Materials                                                            4
5.5               Security                                                                                4
5.6               Provision of Services, Technical Material and Know-How
                  by the Service Provider                                                                 5
5.7-5.9           Training and Ongoing Support                                                            5
5.10              Computer Hardware and Software                                                          6
5.12-5.13         Source Code                                                                             6
5.14              Benefits Cease in Case of Breach                                                        7

6.                Intellectual Property                                                                   7
6.1               Ownership of Intellectual Property                                                      7
6.2-6.3           Service Receiver's Acknowledgement and Undertaking                                      7
6.4-6.8           Use of Marks                                                                            8
6.9-6.11          Protection of Intellectual Property                                                     8
6.12-6.13         Infringement of Intellectual Property                                                   9
6.14              Changes to Intellectual Property                                                        9
6.15-6.17         Covenant to Maintain Confidentiality                                                    9
6.18              Ownership in any Developments by Service Receiver or
                  Sub-Licensees                                                                          10

7.                Covenants by the Service Receiver                                                      10

8.                Payment                                                                                13

9.                Equity Interest                                                                        14

10.               Covenant against Competition                                                           14



Clause No.                                                                                         Page No.
11.               Board of Directors 15

12.               Illegality 15

13.               Assignment                                                                              15
13.1-13.3         No Assignment without Service Provider's Consent                                        15
13.4              First Right of Refusal                                                                  16

14.               Default 17

15.               Termination                                                                             18
15.1              Termination with Notice (by Service Provider)                                           18
15.2              Termination with Notice (by Service Receiver)                                           18
15.3-15.4         Termination without Notice                                                              18
15.5-15.8         Effect of Termination                                                                   18

16.               Option to Purchase                                                                      19

17.               Notices                                                                                 19

18.               No Waiver                                                                               20

19.               Non-Disclosure                                                                          20

20.               Governing Law                                                                           20

21.               Severability                                                                            20

22.               Force Majeure and Default                                                               20

23.               Taxes                                                                                   21

24.               Interpretation                                                                          21

                  First Schedule                                                                          24

                  Second Schedule - The Initial Services                                                  26

                  Third Schedule - The On-Going Services                                                  39

                  Fourth Schedule - Intellectual Property                                                 47

                  Execution Clauses                                                                       50


                      CERTIFICATION PUSUANT TO SECTION 302

I, Timothy W. Metz, certify that:

1.       I have reviewed this annual report on Form 20-F of PeakSoft Multinet
         Corp;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

                  a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                  b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

                  c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 27, 2002

/s/ Timothy W. Metz
-----------------------
[Signature]
President/Chief Executive Officer