Form 20-F
period 2002-09-30
PEAKSOFT MULTINET CORP
filed 2003-02-14
CIK 1058429

US SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
    THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 For the fiscal year ended September 30, 2002

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

                       Title of each class: Common Shares

       Name of each exchange on which registered: Toronto Venture Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers classes of capital or common stock as of the close of the period covered by the annual report: 3,830,974 Common Shares

Indicate the check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirement for the past 90 days.                         [X] Yes [ ] No

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

PeakSoft is the main operating entity, which has utilized PeakSoft USA as its U.S. marketing and operations division. CBT was acquired for its research and development capabilities, which have now been transferred to PeakSoft, and is currently not active. The Corporations senior management resides in Bellingham, Washington. The Corporation's head office is in Bellingham, Washington where Mr. Timothy Metz, PeakSofts Chief Executive Officer resides.


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

On August 29, 2001 the Company announced that entered into agreements, subject to regulatory and shareholder "minority approval" under OSC Rule 61-501, with its creditors to settle debts to them which aggregate to CDN $6,498,382 by the issuance of 21,154,374 common shares priced at CDN $0.26 apiece. These agreements where entered into with the understanding between the Company and the creditors, that the Company would only act upon the agreements in consort with a merger/acquisition/financing which required the Company to be "debt free". The Board of Directors also authorized management to enter into any additional debt conversion agreements in the future that where required in order for the Company to be debt free as a requirement of any merger/acquisition/financing. This authorization was also conditioned upon any subsequent debt conversion agreements utilizing the same Canadian to US dollar exchange rate and the same price per share as those that where announced on 29 August 2001. The settlement of these debts would leave PeakSoft essentially debt free. Of the CDN$6,498,382 of debt settled, CDN$5,121,429 is owed to The Liverpool Limited Partnership ("Liverpool") and Elliott International, L.P. ("Elliott"). Liverpool and Elliott are institutional investment firms under common management that together hold approximately 1.8 million (47%) of the issued and outstanding shares of PeakSoft prior to the debt settlement. The remaining $1,376,953 of debt is owed to 8 creditors. As a result of the debt settlement, Liverpool and Elliott will receive an additional 15,858,395 PeakSoft Common Shares. In addition, PeakSoft will transfer 431,989 common shares of Inculab.com Inc. to Liverpool and Elliott, together with PeakSoft's interest in the agreement by which the Inculab.com Inc. shares were acquired and a related registration rights agreement. The Company also enter into debt conversion agreements on August 1, 2001 with its 3 directors to convert CDN$227,066 of debt by the issuance of 873,332 common shares priced at CDN$0.26 under the same terms and conditions as stated in the 29 August 2001 announcement. On 8 August 2002 the Company entered into a debt conversion agreement with Timothy W. Metz, its CEO/President to convert CDN$385,958 of debt by the issuance of 1,484,455 PeakSoft common shares priced at CDN$0.26 under the same terms and conditions as stated in the 29 August 2001 announcement. On 3 October 2002 the Company entered into a debt conversion agreement with Jesyka Anne Clarkson, a director, to convert CDN$3,649 of debt by the issuance of 14,035 PeakSoft common shares priced at CDN$0.26 under the same terms and conditions as stated in the 29 August 2001 announcement. On January 22, 2003 the Company entered into a debt conversion agreement with Timothy W. Metz, its CEO/President to convert CDN$461,874 of debt by the issuance of 1,776,437 PeakSoft common shares priced at CDN$0.26 under the same terms and conditions as stated in the 29 August 2001 announcement. Upon approval and issuance of the foregoing shares pursuant to the shares for debt agreements, the total outstanding common shares of the Company will be 29,633,992.

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

In March 2002 the Canadian securities commissions issued a cease trade order against PeakSoft for failure to file the required financial statements. PeakSoft also stopped trading on the OTC:BB during the year for failing to file the required financial information with the SEC.

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

On December 27, 2002 PeakSoft brought all of its required financial filings current in Canada.

On January 6, 2003, PeakSoft brought all of its required financial filings current in the United States.

In February 2003 PeakSoft prepared applications to the Canadian securities commissions seeking revocation of the cease trade orders that resulted from the Company's delinquent filings.

BUSINESS OF THE CORPORATION

Overview

2002 was a year of change for PeakSoft. With the close of the sale of Peak.com previously announced, the Company directed its focus upon merger/acquisition/financing activities.

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


RESEARCH AND DEVELOPMENT

As of September 30, 2002 the Company had no hardware and software engineers employed full time in research and development. This function was contracted out.

Research, development and associated expenses were CDN $0.0 for Fiscal 2002, CDN$146 for fiscal 2001, CDN$105,095 for fiscal 2000, CDN$282,099 for fiscal 99, CDN$531,860 for fiscal 98, CDN$641,426 for fiscal 97, CDN$321,740 for fiscal 96, and CDN$31,871 for fiscal 1995.

RISK FACTORS

The purchase of Common Shares of the Corporation must be considered highly speculative due to the nature of the Corporations business, its relatively early stage of development and the intensely competitive, rapidly changing nature of the Internet industry which has a number of participants which possess greater resources than the Corporation.

The Corporation is a development stage company, which has not yet achieved profitability. Its accumulated deficit, in accordance with generally accepted accounting principles in Canada, as of September 30, 2002 was CDN$15,163,637. There can be no assurance that the Corporation will be able to achieve or sustain profitable operations. The Corporation expects to continue to incur significant operating losses as it continues to devote significant financial resources to the commercialization of its products, the expansion of the Corporations operations and product development activities. There can be no assurance that the Corporation will successfully commercialize such products and reach break-even or profitability in the near future, or ever. Due to extensive development costs, marketing expenses and lack of sales for its proprietary products, there was a loss incurred for the fiscal year ended September 30, 2002 of CDN$866,259. As a result of the foregoing, investors could lose their entire investment in the Corporation.

While the Corporation has no current sales revenues but has had established sales revenues in the past, they should be considered early stage. In September of 1997, the Corporation concluded a US$1.125 million financing, a financing which was augmented by a second advance of US$140,000, during the third week of March 1998. In February 1999, a debt conversion occurred which eliminated approximately 93% of the Company's long term debt. In August 2001 the Company entered into debt conversion agreements with most of its creditors to accept Company shares at CDN$0.26/share in payment of CDN$6,725,448 debt. In August 2002 the Company entered into a debt conversion agreement with another creditor to accept Company shares at CDN$0.26/share in payment of CDN$386,826 debt. In October 2002 the Company entered into a debt conversion agreement with a creditor to accept Company shares at CDN$0.26/share in payment of CDN$3,649 debt. In January 2003 the Company entered into a debt conversion agreement with its remaining creditor to accept Company shares at CDN$0.26/share in payment of CDN$461,874 debt. The Corporations future capital requirements will depend on many factors, including the amount and the timing of future revenues. There can be no assurance that any necessary additional financing will be available when required by the Corporation for product commercialization on acceptable terms or at all. If adequate funds are not available, the Corporation may be required to change, delay, reduce or eliminate its planned product commercialization strategy or take other actions to raise funds, which could have a materially adverse effect on the Corporations business, the results of its operations, and hence its financial condition. To date, the Corporation has relied on sales of its equity capital for the largest measure of its financing, and is likely to remain reliant thereon in the near term. To the extent further equity financings are available, they may result in substantial dilution to existing shareholders.

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

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by conditions and events that cast substantial doubt on the Companys ability to continue as a going concern, such as those described in note 1 to the financial statements. The auditors report to the directors dated February 7, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when these are adequately disclosed in the financial statements. Accordingly, the auditors included a notice to US readers to this effect.

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

Following the debt conversion in February 1999, there are two principal shareholders, each of which hold 905,636 post consolidated shares in the capital stock of the Corporation, representing approximately 47% of the total outstanding shares. As a result, these shareholders may be able to influence materially most matters requiring approval by the shareholders of the Corporation, including the election of a majority of the directors. The voting power of the principal shareholder under certain circumstances could have the effect of delaying or preventing a change in control of the Corporation, which in turn could affect the market price of the Common Shares.

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


ITEM 4 - CONTROL OF REGISTRANT

PRINCIPAL SHAREHOLDERS

The only persons who own of record, or who are known to the directors of the Corporation to own beneficially, directly or indirectly, more than 10 percent of the issued and outstanding Common Shares, as at February 7, 2003 are:


Name and Municipality of Residence: Westgate International, L.P., Grand Cayman, Cayman Islands

Type of Ownership:  Legal

Number of Shares: 905,636

Percent of Common Shares:  23.64


Name and Municipality of Residence: The Liverpool Limited Partnership, Hamilton, Bermuda

Type of Ownership: Legal

Number of Shares:  905,636

Percent of Common Shares:  23.64

    The directors and officers of the Corporation beneficially own directly and indirectly 1.78 percent of the issued and outstanding Common Shares of the Corporation.

Title of Class    Identity of Person or Group    Amount Owned  Percent of Class
--------------    ---------------------------    ------------  ----------------

Common Stock      Colin Morse (Former Director)    32,093            .84

Common Stock      T.W. Metz                        36,054            .94

Common Shares     All Directors/Officers           68,147           1.78
                     as a Group


ITEM 5 - NATURE OF TRADING MARKET

TRADING HISTORY OF COMMON SHARES

The Common Shares of PeakSoft are listed and posted for trading on The Toronto Venture Exchange under the trading symbol PKS. The following table sets forth the reported high and low sale prices and volume of trading of the Common Shares as reported by The Toronto Venture Exchange for the periods indicated:


1996                      Price Range           Trading Volume
----                    High $     Low $        --------------
                      ------      -----
First Quarter          1.55        0.45            2,885,900
Second Quarter         1.85        1.20            1,615,806
Third Quarter          1.45        0.50            2,211,441
Fourth Quarter         1.60        0.60            3,659,653



1997
------
First Quarter          1.30        0.80            2,598,231
Second Quarter         1.18        0.57            1,714,955
Third Quarter          0.93        0.40            2,048,481
Fourth Quarter         0.90        0.40            1,160,214

1998
------
First Quarter          0.61        0.50            1,676,102
Second Quarter         0.60        0.20            1,842,227
Third Quarter          0.42        0.27            1,482,296
Fourth Quarter         0.30        0.11            1,133,505

1999
------
First Quarter          0.50        0.05            3,627,596
Second Quarter         3.85        0.90              914,746
Third Quarter          3.25        1.40              173,833
Fourth Quarter         1.65        0.66              381,111

2000
------
First Quarter          0.91        0.35              306,019
Second Quarter         2.49        0.38              190,936
Third Quarter          1.42        0.57               35,906
Fourth Quarter         0.56        0.35               35,167

2001
------
First Quarter          0.49        0.30              137,935
Second Quarter         0.25        0.12               49,561
Third Quarter          0.15        0.11               69,212
Fourth Quarter         0.11        0.10               13,237

2002
------
First Quarter          0.10        0.10                    0
Second Quarter         0.10        0.10                    0
Third Quarter          0.10        0.10                    0
Fourth Quarter         0.10        0.10                    0

The closing price of the Common Shares of PeakSoft on the Toronto Venture Exchange on February 7, 2003 was CDN$0.10.

As of February 7, 2003 29.2 percent of the registered shares were held in the U.S.

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


ITEM 8 - SELECTED FINANCIAL DATA

Set forth below is certain selected consolidated financial data of the Company for each of the past 5 years ended September 30, 2002. The selected consolidated financial information is derived from the Companys audited consolidated financial statements for such periods. The Companys consolidated financial statements are prepared in accordance with Canadian GAAP with United States GAAP reconciliation in note 9 to the audited financial statements. The information set forth below should be read in conjunction with Managements Discussion and Analysis of Financial Condition and Results of Operations and the Companys audited financial statements.


SUMMARY OF OPERATIONS
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30

                                   2002         2001          2000         1999         1998
                                   ----         ----          ----         ----         ----
Sales                             0              32,233        80,715      536,339    1,246,381
Net Earnings (Loss) from
  Continuing Operations          (866,259)   (1,362,452)   (1,844,206)  (1,895,013)  (2,780,307)
Earnings (Loss Per Share)
  from Continuing Operations     (0.29)       (0.36)        (0.48)      *(0.50)        (.22)

         *Post Consolidation
SUMMARY OF BALANCE SHEET
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30
                                   2002         2001          2000         1999         1998
                                   ----         ----          ----         ----         ----
Working Capital*                 (6,069,366)   (5,296,179)   (3,967,006)  (2,204,478)    (931,391)
Total Assets                         65,431       120,233       203,393      196,283      522,533
Total Current Liabilities         6,209,797     5,398,412     4,119,048    2,329,661    1,063,977
Long Term Debt and
  Obligation Under Capital Leases 0             0             0                1,897       28,639
Shareholders Equity (Deficit)    (6,144,366)   (5,278,107)   (3,915,655)  (2,135,275)    (570,083)

(a) CANADIAN AND US DOLLAR EXCHANGE RATES

A history of US-Canadian dollar exchange rates, as of September 30, for the indicated years is set forth below. All amounts shown represent noon buying rates for cable transfers in New York City certified funds for customs purposes by the Federal Reserve Bank of New York. The source for this data is the Federal Reserve Bulletin and Digest.

             HIGH SCAN              LOW SCAN               AVERAGE
          CAN/US   US/CAN        CAN/US   US/CAN       CAN/US   US/CAN
          ------   ------        ------   ------       ------   ------
1991      1.1229   .8906         1.1589   .8628        1.1457   .87283
1992      1.1748   .8512         1.2858   .7777         1.214    .8237
1993      1.2497   .8002         1.3367   .7481        1.2901    .7751
1994      1.3408   .7458         1.4086   .7099        1.3736    .7280
1995      1.3507   .7404         1.4074   .7105        1.3686    .7307
1996      1.3852   .7219         1.3290   .7525        1.3630    .7337
1997      1.4395   .6947         1.3364   .7483        1.3850    .7220
1998      1.5845   .7304         1.3686   .6307        1.4598    .6857
1999      1.5465   .6917         1.4447   .6463        1.4849    .6731
2000      1.5625   .6983         1.4310   .6397        1.4853    .6740
2001      1.6058   .6714         1.4895   .6227        1.5489    .6462
2002      1.6195   .6656         1.5024   .6175        1.5702    .6373

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


Year Ended September 30, 2002 Compared to Year Ended September 30, 2001

The following discussion should be read in conjunction with the financial statements and the notes thereto:

Revenue decreased from CDN $32,233 for the year ended September 30, 2001 in the comparable period in 2002 to CDN $0.0. This decrease is primarily due to the lack of operating capital to provide for sales and marketing. Cost of goods sold decreased substantially from CDN $788 the year ended September 30, 2001 in the comparable period in 2002 to CDN $0.0, again due to the lack of operating capital to provide for sales and marketing.

Amortization decreased from CDN $37,792 for the year ended September 30, 2001 to CDN $0.0 during the comparable period in 2002. This was due to the disposition of fixed assets in 2001 and 2002.

General and administration expenses decreased from CDN $1,016,065 for the year ended September 30, 2001 in the comparable period in 2002 to CDN $461,758. This

45.45% decrease was primarily due to the reduction of personnel and related expenses. During the year, the Company renewed its employment contract with key management personnel with the approval of the directors.

Selling and marketing expenses remained at CDN $0.0. This was primarily due to the lack of operating capital to provide for sales and marketing.

Research and development expenses decreased from CDN $146 for the year ended September 30, 2001 in the comparable period in 2002 to CDN $0.0. This decline was primarily due to management's continued focus on seeking a new business opportunity for the Company.

The loss for 2002 was CDN $461,758 down from, CDN $1,022,558 ($0.36 per share post-consolidation) This decrease in the loss resulted primarily from reduced expenses associated with the Company's focus on obtaining a new business opportunity for the Company, as well as reductions in overall expenses.

Liquidity and Capital Resources

As of September 30, 2002, the Company had a cash balance of CDN $48,043.

Capital assets decreased from CDN $18,072 for the year ended September 30, 2001 in the comparable period in 2002 to CDN $0.0 due to all Capital assets being transferred to Peak.com, Inc., which was sold to IncuLab in November 2000.

Net assets were decreased from CDN $120,305 for the year ended September 30, 2001 in the comparable period in 2002 to CDN $65,431.

Accounts payable and accrued liabilities increased from CDN $2,050,647 for the year ended September 30, 2001 to CDN $2,818,615 in the comparable period of 2002. This increase was primarily due to the recognition of management remuneration that was due and payable.


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

Business Address:

The Company's business address is 215 - 8171 Cook Road; Richmond, BC V6Y 3T8 Canada and its mailing address to 3930 Meridian Street; Suite C117; Bellingham, WA 98226.

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

On April 5, 1999, PeakSoft Multinet Corp. (ASE: PKS; OTC-BB: PEAMF) reports that Mssrs. Carl Conti and William Baker have retired from the Company's board of directors and have been replaced by Mr. Simon and Mr. Colin Morse.

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

Name and Municipality        Positions Held with
Of Residence                 the Corporation

Timothy W. Metz              President, Chief Executive Officer
Bellingham, Washington       and Director

Principal Occupation:        President and Chief Executive Officer of PeakSoft.

Simon Arnison                Director
Ontario, Canada

Principal Occupation:        President and Chief Executive Officer of CablesEdge
                             Software, Inc., a software development company.

Jesyka Anne Clarkson         Director
Richmond, British Columbia

Principle Occupation:        Legal Assistant

Ms. Clarkson was appointed a director in October 2002 to fill the casual vacancy created by the resignation of Mr. Morse. She will serve until the next annual shareholders meeting.

A detailed summary of the background of each director and officer of the Corporation setting forth their principal occupation within the five preceding years is set forth below.


Simon Arnison, Director since 1999

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

Jesyka Anne Clarkson, Director, since October 2002

Ms Clarkson brings to the board a substantial measure of experience in the record keeping required of Canadian companies. Given the activities that PeakSoft is currently contemplating, Ms Clarkson is well suited to assist the company to comply with regulatory requirements and to surmount regulatory hurdles. Ms. Clarkson is a legal assistant in the firm of Forbes, Boyle & Patterson Barristers & Solicitors of Richmond BC Canada.


ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

PeakSoft currently has one executive officer (following the resignation of one executive officer in April 2000). No cash compensation was paid to the one executive officer of PeakSoft, directly or indirectly, during the year ended September 30, 2002. The salary was booked and is part of the shares for debt settlement. There are no funds set aside or accrued by the Company for pension, retirement, or similar benefits.


Compensation Summary

The table below sets forth information concerning the compensation of the Corporations Chief Executive Officer for the fiscal years ended September 30, 2003, 2002, 2001, 2000, 1999, 1998, 1997, 1996, 1995 and 1994.

                                    Annual Compensation
Name and                            -------------------    All Other
Principal Position          Year     Salary     Bonus     Compensation
--------------------        ----     ------     -----     ------------

Timothy W. Metz            2003- date 461,874 (CDN$ Accrued, included in debt
conversion see Item 1 "Background of the Corporation")

Timothy W. Metz            2001- 31 December 2002 385,958 (CDN$ Accrued,
included in debt conversion see Item 1 "Background of the Corporation")
                           2000        65,625
                           1999        82,200
Douglas H. Foster          1998        90,538
President and              1997        85,000        -            -
Chief Executive            1996        82,800        -            -
Officer & Director         1995        82,800        -            -
                           1994        70,400


Long-Term Compensation Awards:

Securities Under Options/SARs Granted:
2002                 0
2001                 0
2000             5,000
1999           308,438
1998           320,000
1997           302,000
1996           321,250
1995           250,000
1994                 -

On February 11, 1999 the Company cancelled all outstanding (active) stock options. Re-issued 308,438 stock options, which have expired. The Company has no outstanding (active) stock options or warrants.

Restricted Shares or Restricted Share Units: none

Payouts:
LTIP Payouts: none

All Other Compensation: none

The following information concerns individual grants of options to purchase or acquire securities of the Corporation made during the year ended September 30, 2002 to the Corporations Chief Executive Officer.

Name                    Securities          Percent of Total      Exercise or
                        Under Options       Options Granted      Option Price
                        Granted (#)         to Employees in      ($/Security)
                                            Financial Year
-----------------------------------------------------------------------------

                        None                      None                None


The following information concerns the cash exercise of options during the year

                     Unexercised Options       Value of Unexercised in
                     at Year End (#)           the Money Options at
                                               Year-end ($)
-----------------------------------------------------------------------------

                        None                      None

Payments to Directors: The Company authorized a one-time payment of US$150,000 to its directors subject to regulatory and shareholders approval. The directors entered into debt conversion agreements which are included in the in the debt settlement discussed in Item 1 "Background of the Corporation".


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

At February 7, 2003, there are no options to acquire Common Shares outstanding:

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

Director/Officer Indebtedness: The Company is indebted to its directors in the aggregate of CDN$230,715 and to its President in the aggregate of CDN$845,832, all of which has been agreed to be converted to common shares of the Company as discussed in Item 1 "Background of the Corporation".


PART II

ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED - NOT APPLICABLE

PART III

ITEM 15 - DEFAULTS UPON SENIOR SECURITIES - NOT APPLICABLE

ITEM 16 - CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS- NOT APPLICABLE


PART IV

ITEM 17 - Financial Statements

                             PeakSoft Multinet Corp.


                               2002 ANNUAL REPORT






Letter to the Shareholders                                                   3


President's Statement (Management Discussion & Analysis)                     4


Auditor's Report                                                             6

US GAAP Statement by Auditor                                                 7


Financial Statements


         Consolidated Balance Sheet                                          8


         Consolidated Statement of Operations and Deficit                    9


         Consolidated Statement of Changes in Financial Position             10


         Notes to the Consolidated Financial Statements                      11


Corporate Information                                                        18

September 30, 2002


LETTER TO SHAREHOLDERS



Dear Shareholders;

The past year was pivotal for the Company. We completed negotiations with our creditors to eliminate virtually all of the Company's debt subject to, amongst other conditions, regulatory and shareholder approval.

The Company also brought its filings current with the Canadian and United States regulatory agencies.

With these milestones accomplished, the management has focused on actively seeking new opportunities for our technology and the Company. As a debt free fully reporting company, the Company is in a favourable position to move forward.

We believe that we will be able to obtain an opportunity for the Company in the near future.



Sincerely yours,

/s/ Timothy W. Metz
-------------------
Timothy W. Metz
Chairman and Chief Executive Officer
February 7, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year Ended September 30, 2002 Compared to Year Ended September 30, 2001

The following discussion should be read in conjunction with the financial statements and the notes thereto:

Revenue decreased from CDN $32,233 for the year ended September 30, 2001 in the comparable period in 2002 to CDN $0.0. This decrease is primarily due to the lack of operating capital to provide for sales and marketing. Cost of goods sold decreased substantially from CDN $788 for the year ended September 30, 2001 in the comparable period in 2002 to CDN $0.0, again due to the lack of operating capital to provide for sales and marketing.

Amortization decreased from CDN $37,792 for the year ended September 30, 2001 to CDN $0.0 during the comparable period in 2002. This was due to the disposition of fixed assets in 2001and 2002.

General and administration expenses decreased from CDN $1,016,065 for the year ended September 30, 2001 in the comparable period in 2002 to CDN $461,758. This 45.45% decrease was primarily due to the reduction of personnel and related expenses. During the year, the Company renewed its employment contract with key management personnel with the approval of the directors.

Selling and marketing expenses remained at CDN $0.0. This was primarily due to the lack of operating capital to provide for sales and marketing.

Research and development expenses decreased from CDN $146 for the year ended September 30, 2001 in the comparable period in 2002 to CDN $0.0. This decline was primarily due to management's continued focus on seeking a new business opportunity for the Company.

The loss for 2002 was CDN $461,758 down from, CDN $1,022,558 ($0.36 per share post-consolidation) This decrease in the loss resulted primarily from reduced expenses associated with the Company's focus on obtaining a new business opportunity for the Company, as well as reductions in overall expenses.

Liquidity and Capital Resources

As of September 30, 2002, the Company had a cash balance of CDN $48,043.

Capital assets decreased from CDN $18,072 for the year ended September 30, 2001 in the comparable period in 2002 to CDN $0.0 due to all Capital assets being transferred to Peak.com, Inc., which was sold to IncuLab in November 2000.

Net assets were decreased from CDN $120,305 for the year ended September 30, 2001 in the comparable period in 2002 to CDN $65,431.

Accounts payable and accrued liabilities increased from CDN $2,050,647 for the year ended September 30, 2001 to CDN $2,818,615 in the comparable period of 2002. This increase was primarily due to the recognition of management remuneration that was due and payable.

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

/s/ Timothy W. Metz
-------------------
Timothy W. Metz
President










GORDON K.W. GEE                                           #101 - 325 Howe Street
Chartered Accountant                                      Vancouver, BC  V6C 1Z7
 An incorporated professional                        Telephone: (604) 689 - 8815
                                                     Facsimile: (604) 689 - 8838
--------------------------------------------------------------------------------

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of PeakSoft Multinet Corporation (formerly PeakSoft Corporation):

I have audited the consolidated balance sheet of PeakSoft Multinet Corporation as at 30 September 2002 and 2001, the consolidated statements of operations and deficit and changes in cash for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

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

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 30 September 2002 and 2001 and the consolidated results of its operations and the changes in its cash for the years then ended in accordance with generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended 30 September 2002 and shareholders' equity to the extent summarized in note 11 to the financial statements.

                                                             /s/ Gordon K.W. Gee
                                                             -------------------
                                                                 Gordon K.W. Gee
Vancouver, B.C., Canada
 7 February 2003                                            Chartered Accountant

GORDON K.W. GEE                                           #101 - 325 Howe Street
Chartered Accountant                                      Vancouver, BC  V6C 1Z7
 An incorporated professional                        Telephone: (604) 689 - 8815
                                                     Facsimile: (604) 689 - 8838
--------------------------------------------------------------------------------


COMMENTS BY AUDITOR FOR U.S. READERS ON CANADIAN-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. My report to the shareholders dated
7 February 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

                                                             /s/ Gordon K.W. Gee
                                                             -------------------
                                                                 Gordon K.W. Gee
Vancouver, B.C., Canada
 7 February 2003                                            Chartered Accountant


























PEAKSOFT MULTINET CORPORATION
Consolidated Balance Sheet (In Canadian dollars)
As at 30 September

---------------------------------------------------------------
                                              2002        2001
                                                 $           $
---------------------------------------------------------------
ASSETS

   Current Assets
       Cash                                 48,043         935
       Accounts receivable                     578         406
       Prepaids and deposits                16,810     100,892
                                     --------------------------
                                            65,431     102,333


Capital Assets                                  -       18,072
---------------------------------------------------------------

                                            65,431     120,305
---------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY

   Current Liabilities:

       Accounts payable and
       accrued liabilities               2,818,615   2,050,647
       Notes payable (Note 4)            3,316,182   3,347,765

                                         6,134,797   5,398,412
   Deferred funds on proposed business
         transactions (Note 5):             75,000           -

                                         6,209,797   5,398,412
   Shareholders' Equity:
       Share capital (Note 6)            9,019,271   9,019,271

       Accumulated deficit              -15,163,63  -14,297,37
                                     --------------------------

                                        -6,144,366  -5,278,107

                                            65,431     120,305
---------------------------------------------------------------

(See accompanying notes to the financial statements)

ON BEHALF OF THE BOARD:


/s/ Jesyka Anne Clarkson
------------------------------
Jesyka Anne Clarkson, Director


/s/ Timothy W. Metz
-----------------------------
Timothy W. Metz, Director

PEAKSOFT MULTINET CORPORATION

Consolidated Statement of Operations and Deficit (In Canadian dollars) For the years ending 30 September

--------------------------------------------------------------------------------

                                                   2002        2001         2000
                                                      $           $            $
--------------------------------------------------------------------------------
Sales                                                -       32,233       80,715

Cost of goods sold                                   -          788        6,533
                                         ---------------------------------------

                                                     -       31,445       74,182
                                         ---------------------------------------
Operating expenses:
     Amortization                                    -       37.792       38,370
     General and administration                461,758    1,016,065    1,523,002
     Selling and marketing                           -            -      134,086
     Research and development                      146      105,095
                                         ---------------------------------------
                                               461,758    1,054,003    1,800,553

                                         ---------------------------------------
Earnings (loss) before the undernoted         -461,758   -1,022,558   -1,726,371

Interest on short term debt                   -363,871     -339,894     -257,359
Loss on disposition of capital assets          -40,630            -            -
Other income                                         -            -      139,524
                                         ---------------------------------------

Loss                                          -866,259   -1,362,452   -1,844,206

Accumulated deficit, beginning of year      14,297,378    12,934,92   11,090,720
--------------------------------------------------------------------------------

Accumulated deficit, end of year            15,163,637    14,297,37   12,934,926
--------------------------------------------------------------------------------

Loss per common share                             0.29         0.36         0.48
--------------------------------------------------------------------------------

(See accompanying notes to the financial statements)

PEAKSOFT MULTINET CORPORATION

Consolidated Statement of Changes in Cash (In Canadian dollars)
As at 30 September

--------------------------------------------------------------------------------------

                                                        2002        2001         2000
                                                           $           $            $
--------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN ):

Operations:
     Net earnings (loss)                            -866,259   -1,362,45  -1,844,206
     Items not involving cash:
          Amortization                                     -      37,792      38,370
          Capital assets disposed                     18,072           -           -
     Change in non-cash operating
          working capital                            820,295   1,216,146   1,820,495
                                                ------------------------------------

                                                     -27,892    -108,514      14,659
                                                ------------------------------------

Financing:
     Increase (decrease) in
       obligation under capital leases                     -           -      -1,897
     Increase (decrease) in deferred proceeds on
       proposed business transactions                 75,000           -           -
     Issuance of share capital                             -           -      63,826
                                                ------------------------------------

                                                      75,000           -      61,929
                                                ------------------------------------
Investments:
     Acquisition of investment                             -       1,830      -1,830
     Purchase of capital assets                            -      -4,513    -18,,621
                                                ------------------------------------

                                                           -      -2,683     -20,451
                                                ------------------------------------

Increase (decrease) in cash position                  47,108    -111,197      56,137

Cash, beginning of year                                  935     112,132      55,995
------------------------------------------------------------------------------------

Cash, end of year                                     48,043         935     112,132
------------------------------------------------------------------------------------

(See accompanying notes to the financial statements)
                                                                              10

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2002 and 2001
--------------------------------------------------------------------------------

The Company is incorporated under the Laws of Alberta, Canada and its principal business activities are providing Internet software to corporate and individual users, and providing Internet portal facilities.

1.   Continuing operations:

     These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, notwithstanding that the Company incurred significant operating losses in the current and prior years. This basis of preparation may be inappropriate because significant doubt exists about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent upon obtaining additional external financing and on the attainment of profitable operations. Management is of the opinion that external financing will remain in place and that additional external financing will be obtained to enable the execution of its plan to concentrate on providing software for vertical markets. For this reason, the financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

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

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2002 and 2001
--------------------------------------------------------------------------------

     (d) Research and development:
         Research costs are charged to operations as incurred. Development costs are charged to operations as incurred unless they meet the criteria for deferral under generally accepted accounting principles.

     (e) Use of estimates:
         The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of net recoverable value of assets, in particular as it relates to acquired research and development, useful lives for amortization, recognition of revenue and the determination of deferred revenue.

     (f) Financial instruments:
         The Company has applied retroactively the new accounting standard with respect to the presentation of financial instruments.

3.   Capital assets:
                                                          2002          2001

                                         Accumulated    Net book      Net book
                                Cost     amortization    value         value
                                 $            $            $             $
                              -------------------------------------------------
  Furniture and equipment        -            -            -            4,526
  Computer equipment             -            -            -           36,279
  Computer software              -            -            -                -
  Leasehold improvements         -            -            -           10,546

                                 -            -            -           51,351
                              ===============================================

4.   Notes payable:
                                                              2002       2001
                                                                $          $

Notes payable bearing interest at 12% per annum
with interest paid quarterly, and specific repayment terms  3,316,182  3,347,765

5.  Deferred funds on proposed business transactions

    The Company received funds from another corporations to assist in future business endeavours.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2002 and 2001
--------------------------------------------------------------------------------

6.  Share capital:

                                                                                Shares                    Amount
                                                                                     #                         $
         Authorized:                                                       --------------------------------------
         Unlimited voting common shares without par value
         Issued:
         Balance, 01 October 1994                                                82,036                    94,580
         Issued amount year ended 30 September 1995:
                  Issued to founders                                            293,018                         -
                  Issued for cash                                               324,287                   948,865
                  Issue for services and technology                              19,407                    45,700
                  Less share issuance costs                                           -                  (193,278)
         Issued amount year ended 30 September 1996:
                  Issued for cash                                               143,893                   667,500
                  Issued for services and technology                            213,026                 1,835,537
         Issued amount year ended 30 September 1997:
                  Issued for cash                                               443,158                 2,496,498
                  Issued for services and technology                             11,855                    75,969
                  Less share issuance costs                                           -                  (191,916)
         Issued amount year ended 30 September 1998:
                  Issued for cash                                               211,497                   623,281
         Issued amount year ended 30 September 1999:
                  Issued for cash                                             2,052,743                 2,981,847
                  Less share issuance costs                                           -                  (429,128)

         Issued amount year ended 30 September 2000:
                  Issued for services                                            36,054                    63,816
                                                                           --------------------------------------
Balance, 30 September 2000, 2001 and 2002                                     3,830,974                 9,019,271
                                                                           ======================================

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

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2002 and 2001
--------------------------------------------------------------------------------

9.   Related party transactions:

     The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:

                                                                2002       2001
                                                                  $          $
                                                                 USD        USD
                                                            --------------------
     Salaries to directors and officers                       509,288    456,621
     Consulting fees and expense reimbursements to directors  363,871     34,700
     Legal fees paid to a former director                       3,500     38,000
                                                            --------------------
                                                              876,659    834,605
                                                            ====================

     These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.

10.  United States GAAP reconciliation:

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

     (a) Loss and loss per share:

                                                                  2002              2001             2000
                                                                    $                 $                $
                                                             ------------------------------------------------
         Loss in accordance with Canadian GAAP                (866,259)          (1,362,452)      (1,844,206)
         Difference in accounting for acquired
         research and development (note d)                           -                    -                -
         Loss in accordance with United States GAAP           (866,259)          (1,362,452)      (1,844,206)
                                                             ------------------------------------------------
         Loss per common share                                   $ 0.23             $ 0.36            $ 0.49
                                                             ================================================
         Weighted average number of shares used
         for calculation                                       3,830,974           3,830,974        3,820,928
                                                             ================================================

     (b) Balance sheet:

     The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

                                        30 September 2002                  30 September 2001
                                    Canadian    United States         Canadian       United States
                                      GAAP          GAAP                GAAP              GAAP
                                        $             $                   $                 &
                                   ----------------------------------------------------------------
         Accumulated deficit        15,163,637    14,341,408          14,297,378         13,475,149

     (c) Statement of cash flows:
         Cash used in operations and cash provided by financing activities would decrease by 2002 - $ nil and 2001 - $ nil.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2002 and 2001
--------------------------------------------------------------------------------

     (d) Research and development:
         In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is charged to operations as it is incurred.

     (e) Stock based compensation:
         The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, no compensation expense has been recognized for its stock based compensation plans in 2002 (2001 - nil, 2000 - nil).

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

                                                    2002             2001              2000
                                                      $                $                 $
         Loss - as reported                       866,259          1,362,452        1,844,206
         Loss - stock option value adjusted             -                  -        2,177,462
         Loss per common share - as reported         0.23               0.36             0.49
         Loss per common share - adjusted            0.23               0.36             0.57

         The fair value of each option grant is estimated on the date of the grant using the following assumptions:

                                                    2002             2001              2000
         Expected dividend yield                          0%              0%               0%
         Expected stock price volatility                 n/a             n/a              70%
         Risk-free interest rate                         n/a             n/a             5.5%
         Expected life of options                        n/a             n/a             1 yr.

     (f) Taxation:
         For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 2002 and 2001
--------------------------------------------------------------------------------

         in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company has deferred tax assets of approximately $5,000,000 (2001 - $4,800,000 and 2000 -
         $3,600,000) arising from losses carried forward (see note 13). The Company has provided a valuation allowance against the entire deferred tax asset amount as it is more likely than not that they will not be realized.

11.  Commitments:

     There are no other commitments outstanding not already reported elsewhere in these notes to the financial statements.

12.  Income taxes:

     The Company has non-capital losses from foreign and Canadian operation available for offset against future taxable income totaling approximately USD $4,200,000 in the United States and CDN $7,700,000 in Canada

13.  Subsequent Events:

     The following is subject to regulatory and shareholder approval:

     (a) The Company has resolved to convert certain debts for shares at CDN$0.26 per share. If the shares for debt arrangement were to be in effect at the year end, the liabilities and shareholders' equity on the balance sheet would be as follows:


                                                        2002            2001
                                                          $               $
                                                      --------------------------
          Liabilities                                                         -

          Shareholder's Equity
            Share Capital                              18,038,542    18,038,542
          Accumulated Deficiency                      (14,297,378)  (14,297,378)
                                                      --------------------------
                                                      ( 3,741,164)  ( 3,741,164)
                                                      ==========================

     (b) On 22 January 2003, the Company resolved to convert additional debts of $461,874 for shares at CDN$0.26 per share, in which 1,776,437 shares are to be issued.


     (c) Subsequent to the approval and issuance of the shares pursuant to the shares for debt conversions, the Company will have 29,622,911 shares outstanding.

14.  Comparative figures:

     Certain of the comparative amounts have been reclassified to conform with the financial presentation adopted in the current fiscal year.

Company Information:


Corporate Headquarters

PeakSoft Multinet Corp.
3930 Meridian Street, Suite C117
Bellingham, WA  98226
USA
Tel: (360) 961-1419   Fax: (360) 647-5960


Investor Relations

PeakSoft Multinet Corp.
(360) 961-1419

Stock Listing

PeakSoft Multinet Corp. common stock is traded on the TSX under symbol PKS.

Auditor

Gordon K. W. Gee Ltd., Chartered Accountant
#101 - 325 Howe Street
Vancouver, BC V6C 1Z7
Tel: (604) 689-8815   Fax: (604) 689-8838

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

                      CERTIFICATION PURSUANT TO SECTION 302

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

(A)     Financial Statements

        Peaksoft Multinet Corp.


        Report of Independent Auditors

        Comments by Auditor for US readers on Canadian - US reporting difference

                 Consolidated Balance Sheets as of September 30, 2002 and 2001

                 Consolidated Statements of Operations and Deficit for the Years Ended September 30, 2002, 2001 and 2000

                 Consolidated Statement of Changes in Financial Position for the Years Ended September 30, 2002, 2001 and 2000

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

**Exhibit 37 - Demand Promissory Note - February 9, 2000

**Exhibit 38 - Demand Promissory Note - March 30, 2000

**Exhibit 39 - Demand Promissory Note - March 31, 2000

** AS PREVIOUSLY FILED IN OUR FORM 20-F/A FILED ON APRIL 5, 2001

***Exhibit 40 - Debt Conversion Agreement Simon Arnison - August 1, 2001

***Exhibit 41 - Debt Conversion Agreement Baron & Company - August 1, 2001

***Exhibit 42 - Debt Conversion Agreement Coby Capital Corporation - December
                21, 2000

***Exhibit 43 - Debt Conversion Agreement ECO Holdings - August 1, 2001

***Exhibit 44 - Exchange Agreement The Liverpool Partnership and Elliott
                International, L.P. - August 1, 2001

***Exhibit 45 - Debt Conversion Agreement Alexander Hutton, Inc. - August 1,
                2001

***Exhibit 46 - Debt Conversion Agreement Timothy W. Metz - August 1, 2001

***Exhibit 47 - Debt Conversion Agreement Magnetic Management Ltd. - August
                1, 2001

***Exhibit 48 - Debt Conversion Agreement Colin Morse - August 1, 2001

***Exhibit 49 - Debt Conversion Agreement Patterson & Price - August 1, 2001

***Exhibit 50 - Debt Conversion Agreement Rubenstein Investor Relations, Inc.
                - August 1, 2001

***Exhibit 51 - Debt Conversion Agreement Saturn Solutions Inc. - August 1,
                2001

***Exhibit 52 - Debt Conversion Agreement Timothy W. Metz - August 8, 2002

***Exhibit 53 - Demand Promissory Note - June 14, 2000

***Exhibit 54 - Demand Promissory Note - June 30, 2000

***Exhibit 55 - Demand Promissory Note - July 31, 2000

***Exhibit 56 - Demand Promissory Note - August 15, 2000

***Exhibit 57 - Demand Promissory Note - September 1, 2000

***Exhibit 58 - Demand Promissory Note (In addition to Exhibit 57) - September
                1, 2000

***Exhibit 59 - Demand Promissory Note - September 28, 2000

***Exhibit 60 - Demand Promissory Note - September 28, 2000

***Exhibit 61 - Demand Promissory Note - October 13, 2000

***Exhibit 62 - Demand Promissory Note - October 31, 2000

***Exhibit 63 - Demand Promissory Note - November 10, 2000

***Exhibit 64 - Demand Promissory Note - November 10, 2000

***Exhibit 65 - Demand Promissory Note - June 15, 2001

***Exhibit 66 - Demand Promissory Note - July 31, 2001

***Exhibit 67 - Contract of Service - December 11, 2001

*** AS PREVIOUSLY FILED IN OUR FORM 20-F FILED ON January 6, 2003

Exhibit 68 - Debt Conversion Agreement Jesyka Anne Clarkson - October 3, 2002

This DEBT CONVERSION AGREEMENT is dated for reference October 3, 2002.

BETWEEN: Jesyka Anne Clarkson; Suite215 - 8171 Cook Road; Richmond, British Columbia, Canada V6Y 3T8.

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

                                       (hereinafter referred to as "PeakSoft")
                                                            OF THE SECOND PART

AMOUNT OF DEBT:                US$2,410.59. (CDN$3,649.10)
NUMBER OF SUBSTITUTION SHARES  14,035 (at CDN$0.26/share)

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

7.07 The participants intend to be legally bound by the provisions of this Agreement and each hereby adopts the designation "(SEAL)" which appears adjacent to his signature or to the signature of its authorized signatory below to be his or its seal.

IN WITNESS WHEREOF the participants execute this Agreement and deliver counterparts of the same each to the other.


PEAKSOFT MULTINET CORP.                         Jesyka Anne Clarkson
by its authorized signatory                     by its authorized signatory

/s/ Timothy W. Metz                             /s/ Jesyka Anne Clarkson
____________________(SEAL)                      _____________________(SEAL)
Timothy Metz                                    Signature
Chief Executive Officer                         Jesyka Anne Clarkson
                                                ______Please print name

Exhibit 69 - Debt Conversion Agreement Timothy Metz - January 22, 2003

This DEBT CONVERSION AGREEMENT is dated for reference January 22, 2003.

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

                                       (hereinafter referred to as "PeakSoft")
                                                            OF THE SECOND PART

AMOUNT OF DEBT:                US$305,114 (CDN$461,874)
NUMBER OF SUBSTITUTION SHARES  1,776,437 (at CDN$0.26/share)

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

2.03 The closing of the transaction hereby contemplated shall take place at PeakSoft's offices or at such other place as the participants may agree, at 11:00 hours on the fourth clear business day following the satisfaction or waiver of all conditions precedent to the operation of this Agreement, or at such other time as the participants may mutually determine. At the closing PeakSoft will deliver to the Creditor a certificate representing the number of substitution shares set out on the line adjacent to the words "NUMBER OF SUBSTITUTION SHARES" which appear on page one hereof, provided that should the number of substitution shares be amended by a regulatory authority, the said certificate shall represent that number of substitution shares as shall be stipulated by the said regulatory authority. The substitution shares shall be duly authorized, validly issued, fully paid and non-assessable.


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

7.07 The participants intend to be legally bound by the provisions of this Agreement and each hereby adopts the designation "(SEAL)" which appears adjacent to his signature or to the signature of its authorized signatory below to be his or its seal.


IN WITNESS WHEREOF the participants execute this Agreement and deliver counterparts of the same each to the other.

PEAKSOFT MULTINET CORP.                         Timothy W. Metz
by its authorized signatory                     by its authorized signatory

/s/ Simon Arnison                               /s/ Timothy W. Metz
_____________________(SEAL)                     _____________________(SEAL)
Simon Arnison                                   Timothy W. Metz
Director