Form 20-F/A
period 2001-09-30
PEAKSOFT MULTINET CORP
filed 2003-02-26
CIK 1058429

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

PeakSoft is the main operating entity, which has utilized PeakSoft USA as its U.S. marketing and operations division. CBT was acquired for its research and development capabilities, which have now been transferred to PeakSoft, and is currently not active. The Corporations senior management reside in the United States with the focal point being the Corporations head office in Bellingham, Washington where Mr. Timothy Metz, PeakSofts Chief Executive Officer resides.


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

Title of Class    Identity of Person or Group    Amount Owned  Percent of Class
--------------    ---------------------------    ------------  ----------------

Common Stock      Colin Morse (Former Director)    32,093            .84

Common Stock      T.W. Metz (Director and Officer) 38,233           1.00

Common Shares     All Directors/Officers           75,326           1.97
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

**Jesyka Anne Clarkson       Director
Richmond, British Columbia

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