Form 20-F
period 2003-09-30
PEAKSOFT MULTINET CORP
filed 2004-02-11
CIK 1058429

US SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
    THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT  PURSUANT TO SECTION 13 OR 15 (d) OF THE  SECURITIES  EXCHANGE
    ACT OF 1934 For the fiscal year ended September 30, 2003

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
                                                   [X] N/A    [ ] Yes     [ ] No

                               TABLE OF CONTENTS

PART I
ITEM 1  - THE CORPORATION AND DESCRIPTION OF BUSINESS                          1
ITEM 2  - DESCRIPTION OF PROPERTY                                             24
ITEM 3  - LEGAL PROCEEDINGS                                                   24
ITEM 4  - CONTROL OF REGISTRANT                                               24
ITEM 5  - NATURE OF TRADING MARKET                                            25
ITEM 6  - EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS  26
ITEM 7  - TAXATION                                                            28
ITEM 8  - SELECTED FINANCIAL DATA                                             29
ITEM 9  - MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
          RESULTS OF OPERATIONS                                               31
ITEM 10 - DIRECTORS AND OFFICERS OF REGISTRANT                                36
ITEM 11 - COMPENSATION OF OFFICERS AND DIRECTORS                              38
ITEM 12 - OPTIONS TO PURCHASE  SECURITIES  FROM  REGISTRANT OR SUBSIDIARIES
          DIRECTORS, OFFICERS AND EMPLOYEES                                   39
ITEM 13 - INTEREST  OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS         40

PART II
ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED - NOT APPLICABLE         41

PART III
ITEM 15 - DEFAULTS UPON SENIOR SECURITIES - NOT APPLICABLE                    41
ITEM 16 - CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES
          AND USE OF PROCEEDS. - NOT APPLICABLE                               41

PART IV
ITEM 17 - FINANCIAL STATEMENTS (Annual Report)                                41
ITEM 18 - FINANCIAL STATEMENTS NOT APPLICABLE                                 57
ITEM 19 - FINANCIAL STATEMENTS - SEE ITEM 17                                  57

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


PeakSoft is the main operating entity, which has utilized PeakSoft USA as its U.S. marketing and operations division. CBT was acquired for its research and development capabilities, which have now been transferred to PeakSoft, and is currently not active. The Corporations senior management resides in Bellingham, WA. The Corporations head office is in Bellingham, Washington where Mr. Timothy Metz, PeakSofts Chief Executive Officer resides.


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

On November 18, 1996, Peak released its initial Internet software product Net.Jet, since renamed and now called PeakJet(TM). PeakJet(TM) is a Java-based accelerator for the Internet. It is designed to reduce waiting time significantly and to increase the speed with which a user can browse and view pages and links within a website and travel from site to site on the World Wide Web. Typically, browsers utilize less than 11 percent of the total available throughput speed of a modem. With PeakJet(TM), modem speeds of 50 percent to 90 percent of capacity are possible, resulting in reduced waiting times and faster web browsing. PeakJet(TM) runs on any IBM-compatible computer system running
Windows 95 or Windows NT. PeakJet(TM) works as an add-on for browsers like Netscape Navigator, Microsoft Internet Explorer, Oracle Power Browser and other Java-enabled browsers running on a PC.

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

On August 29, 2001 the Company announced that entered into agreements, subject to regulatory and shareholder "minority approval" under OSC Rule 61-501, with its creditors to settle debts to them which aggregate to CDN $6,498,382 by the issuance of 21,154,374 common shares priced at CDN $0.26 apiece. These agreements where entered into with the understanding between the Company and the creditors, that the Company would only act upon the agreements in consort with a merger/acquisition/financing which required the Company to be "debt free". The

Board of Directors also authorized management to enter into any additional debt conversion agreements in the future that where required in order for the Company to be debt free as a requirement of any merger/acquisition/financing. This authorization was also conditioned upon any subsequent debt conversion agreements utilizing the same Canadian to US dollar exchange rate and the same price per share as those that where announced on 29 August 2001. The settlement of these debts would leave PeakSoft essentially debt free. Of the CDN$6,498,382 of debt settled, CDN$5,121,429 is owed to The Liverpool Limited Partnership ("Liverpool") and Elliott International, L.P. ("Elliott"). Liverpool and Elliott are institutional investment firms under common management that together hold approximately 1.8 million (48%) of the issued and outstanding shares of PeakSoft prior to the debt settlement. The remaining $1,376,953 of debt is owed to 8 creditors. As a result of the debt settlement, Liverpool and Elliott will receive an additional 15,858,395 PeakSoft Common Shares. In addition, PeakSoft will transfer 431,989 common shares of Inculab.com Inc. to Liverpool and Elliott, together with PeakSoft's interest in the agreement by which the Inculab.com Inc. shares were acquired and a related registration rights agreement. The Company also enter into debt conversion agreements on August 1, 2001 with its 3 directors to convert CDN$227,066 of debt by the issuance of 873,332 common shares priced at CDN$0.26 under the same terms and conditions as stated in the 29 August 2001 announcement. On 8 August 2002 the Company entered into a debt conversion agreement with Timothy W. Metz, its CEO/President to convert CDN$385,958 of debt by the issuance of 1,484,455 PeakSoft common shares priced at CDN$0.26 under the same terms and conditions as stated in the 29 August 2001 announcement. On 3 October 2002 the Company entered into a debt conversion agreement with Jesyka Anne Clarkson, a director, to convert CDN$3,649 of debt by the issuance of 14,035 PeakSoft common shares priced at CDN$0.26 under the same terms and conditions as stated in the 29 August 2001 announcement. On January 22, 2003 the Company entered into a debt conversion agreement with Timothy W. Metz, its CEO/President to convert CDN$461,874 of debt by the issuance of 1,776,437 PeakSoft common shares priced at CDN$0.26 under the same terms and conditions as stated in the 29 August 2001 announcement. During the 2nd. Quarter, Mr. Metz cancelled the January 22, 2003 debt conversion agreement. The directors forgave the CDN$ 230,715, in aggregate, in May 2003, which was reflected in the conditional debt conversion agreements entered into with them in August 2001 and October 2002. Upon approval and issuance of the foregoing shares pursuant to the shares for debt agreements, the total outstanding common shares of the Company will be 26,973,525.

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

On May 28, 2003 PeakSoft filed an application to the Ontario Securities Commission seeking partial revocation of the cease trade orders that resulted from the Company's delinquent filings.

On June 6, 2003 PeakSoft filed applications to the Alberta Securities Commission and the British Columbia Securities Commission seeking partial revocation of the cease trade orders that resulted from the Company's delinquent filings.

On June 10, 2003 PeakSoft filed a Material Change Report and Press Release announcing conditional debt conversion agreements.

On July 24, 2003 the Alberta Securities Commission issued an Order granting the action sought in PeakSoft's application.

Subsequent Events

On January 26, 2004 the Ontario Securities Commission issued an Order granting the action sought in PeakSoft's application.

On February 3, 2004 the British Columbia Securities Commission issued an Order granting the action sought in PeakSoft's application.


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

PeakJet(TM) 1.5

PeakJet(TM)(formerly called Peak Net.Jet) is an accelerator for the Internet. It directly addresses the primary problem with the Internet: lack of speed while viewing the World Wide Web. PeakJet(TM)can significantly reduce the waiting time and increase the speed with which a user can view pages and links within a site and when traveling from site to site.

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

ExpressO products will be sold to corporations, through original equipment manufacturer agreements and to World Wide Web developers.
PeakJet(TM) 2000.

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

Significant long run growth is expected in B2B electronic commerce (B2BEC). It is forecast that the volume of goods and services sold through B2BEC will reach $7.29 trillion worldwide in 2004.[1] This is forecast to consist of up to 13.3% services and 86.7% goods.[2] Approximately one in every one hundred B2B transactions in the US was conducted online in 2000. This is expected to increase to one in ten by 2004.[3] Transaction volumes in 2000 were forecast to reach US$ 250 billion, representing a 1.3% penetration of all on and off line B2B transactions.[4]

PeakSoft believes that its underlying core technology can greatly enhance the B2BEC experience.

The following B2B E-commerce (B2B EC) market trends are expected:[5] VIRGIN MARKETS WILL DISAPPEAR - Electronic markets in which little or no competition exists are not sustainable. Relatively low barriers to entry will ensure competition in all market segments.

INCREASED SERVICE DIFFERENTIATION - In order to survive in an increasingly competitive market segment, B2B facilitators have to differentiate services and maintain ever increasing levels of service. Significant investment in IT infrastructure is required to maintain market share.

OFF LINE BUSINESSES WILL MOVE ONLINE - Some large corporations presently dominating real world trade will migrate online. This will, in some instances, create overnight market leaders in the electronic market place. Immediate B2B EC opportunities are for sales in industries characterized by capacity management concerns and those trading in near commodity products, which can easily be traded online.[6] Long run growth in B2B EC is expected to be driven by:[7]

o   Growth in Internet  connections,  high bandwidth access and computing power;
o The ability to act within discrete vertical or horizontal markets with limited complexity; and
o The ability to supply optimized buying conditions, reducing transactional costs and information asymmetry.

___________________
1 Source: "Forecast Analysis: Triggering the B2B Electronic Commerce Explosion" Gartner Group Inc, January 31, 2000.
2 Source: "The B2B Market Maker Book: They're All Business", Merrill Lynch & Co., Global Securities Research & Economics Group, 3 February 2000
3   Source:  "The B2B Analyst"  Volume 1, Number 1, Piper  Jaffray,  January 28,
    2000
4   Source:  "The B2B Analyst"  Volume 1, Number 1, Piper  Jaffray,  January 28,
    2000
5 Source: 2000 Forrester Research "Net Marketplaces Grow Up" http://www.forrester.com
6 Source: "Forecast Analysis: Triggering the B2B Electronic Commerce Explosion" Gartner Group Inc, January 31, 2000.
7   Source: "The E-Market Maker Revolution" Dataquest Inc., September 27, 1999.

Marketing activities and Public relations focus on the Internet as the primary vehicle for creating interest in the company's products followed by traditional press and print focus.

Internet Usage

According to the latest statistics complied by NUA Internet Services current Global Internet usage is as follows:

                World Total      544.2 million

                Africa            4.15 million

                Asia/Pacific    157.49 million

                Europe          171.35 million

                Middle East       4.65 million

                Canada & USA    181.23 million

                Latin America    25.33 million


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


Management, Staff and Facilities

PeakSoft currently has 1 employee who works in Bellingham, Washington. The Corporations Bellingham facilities are used for its customer service, accounting, legal, marketing and product quality assurance functions. Mr. Timothy W. Metz replaced Doug Foster as President/CEO after Mr. Foster resigned in April 2000. Seven of the employs were transferred to Peak.com Inc. in July 2000 leaving 2 senior staff at the Company. Mr. Calvin Patterson, the companys chief in house counsel returned to private practice in February 2001. He continues to represent PeakSoft and is its registered agent and counsel.

The company plans to utilize contract developers and programmers for specialized
solutions  and  applications  that  are  based  upon  the   PeakJet(TM)(TM)  and
NetMagnet(TM)(TM) core technologies.

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

Based on access to Web and database maintained content, NetMagnet(TM) technology delivers content management options including: Chronological tracking of every visited page Managing interesting, but off-target, links for future retrieval and consideration Storage system for grouping Web pages for regular, easy access Updating cached content from data sources on the Web at the user's direction Scheduling cache updates Systems to capture and manage both Web based content and desktop files in content organizers Transporting content organizers efficiently and easily.

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

         PCs in Use by Region
         (millions)
                               1995     2000     2001     2007
         Worldwide             229      530      603      1,150
         Share in homes        35.2%    43.5%    45.1%    52.3%
         United States         93.5     162      175      251
         Share in homes        36.9%    49.0%    50.4%    54.6%
         Western Europe        62.4     139      158      285
         Share in homes        39.2%    48.5%    49.9%    52.9%
         Asia-Pacific          43.6     139      166      367
         Share in homes        29.3%    35.8%    38.3%    53.9%
         Source: Computer Industry Almanac


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

PeakJet(TM)1.5. Discontinued.

PeakJet(TM)(formerly called Peak Net.Jet) is an accelerator for the Internet. It directly addresses the primary problem with the Internet: lack of speed while viewing the World Wide Web. PeakJet(TM)can significantly reduce the waiting time and increase the speed with which a user can view pages and links within a site and when traveling from site to site.

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


RESEARCH AND DEVELOPMENT

As of September 30, 2003 the Company had no hardware and software engineers employed full time in research and development.

Research, development and associated expenses were CDN $0.0 for Fiscal 2003, CDN $0.0 Fiscal 2002, CDN$146 for fiscal 2001, CDN$105,095 for fiscal 2000,
CDN$282,099 for fiscal 99, CDN$531,860 for fiscal 98, CDN$641,426 for fiscal 97, CDN$321,740 for fiscal 96 and CDN$31,871 for fiscal 1995.

RISK FACTORS

The purchase of Common Shares of the Corporation must be considered highly speculative due to the nature of the Corporations business, its relatively early stage of development and the intensely competitive, rapidly changing nature of the Internet industry which has a number of participants which possess greater resources than the Corporation.

The Corporation is a development stage company, which has not yet achieved profitability. Its accumulated deficit, in accordance with generally accepted accounting principles in Canada, as of September 30, 2003 was CDN$17,316,721. There can be no assurance that the Corporation will be able to achieve or sustain profitable operations. The Corporation expects to continue to incur significant operating losses as it continues to devote significant financial resources to the commercialization of its products, the expansion of the Corporations operations and product development activities. There can be no assurance that the Corporation will successfully commercialize such products and reach break-even or profitability in the near future, or ever. Due to extensive development costs, marketing expenses and lack of sales for its proprietary products, there was a loss incurred for the fiscal year ended September 30, 2003 of CDN$568,522. As a result of the foregoing, investors could lose their entire investment in the Corporation.

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

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by conditions and events that cast substantial doubt on the Companys ability to continue as a going concern, such as those described in note 1 to the financial statements. The auditors report to the directors dated January 21, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when these are adequately disclosed in the financial statements. Accordingly, the auditors included a notice to US readers to this effect.

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

Following the debt conversion in February 1999, there are two principal shareholders, each of which hold 922,785 post consolidated shares in the capital stock of the Corporation, representing approximately 48% of the total outstanding shares. As a result, these shareholders may be able to influence materially most matters requiring approval by the shareholders of the Corporation, including the election of a majority of the directors. The voting power of the principal shareholder under certain circumstances could have the effect of delaying or preventing a change in control of the Corporation, which in turn could affect the market price of the Common Shares.

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


ITEM 4 - CONTROL OF REGISTRANT

PRINCIPAL SHAREHOLDERS

The only persons who own of record, or who are known to the directors of the Corporation to own beneficially, directly or indirectly, more than 10 percent of the issued and outstanding Common Shares, as at February 10, 2004 are:

Name and Municipality of Residence: Elliott International LP (Formerly Westgate International, L.P.),

Grand Cayman, Cayman Islands

Type of Ownership:  Legal

Number of Shares: 922,785

Percent of Common Shares:  24.09


Name and Municipality of Residence: The Liverpool Limited Partnership, Hamilton, Bermuda

Type of Ownership: Legal

Number of Shares:  922,785

Percent of Common Shares:  24.09



    The directors and officers of the Corporation beneficially own directly and indirectly 1.84 percent of the issued and outstanding Common Shares of the Corporation.

Title of Class  Identity of Person or Group      Amount Owned  Percent of Class
-------------   ---------------------------      ------------  ---------------

Common Stock      Colin Morse (Former Director)    32,093            .84

Common Stock      T.W.  Metz  (Officer/Director)   38,233           1.00
Common Shares     All Directors/Officers           70,326           1.84
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

1998
----
First Quarter          0.61        0.50            1,676,102
Second Quarter         0.60        0.20            1,842,227
Third Quarter          0.42        0.27            1,482,296
Fourth Quarter         0.30        0.11            1,133,505

1999
----
First Quarter          0.50        0.05            3,627,596
Second Quarter         3.85        0.90              914,746
Third Quarter          3.25        1.40              173,833
Fourth Quarter         1.65        0.66              381,111

2000
----
First Quarter          0.91        0.35              306,019
Second Quarter         2.49        0.38              190,936
Third Quarter          1.42        0.57               35,906
Fourth Quarter         0.56        0.35               35,167

2001
----
First Quarter          0.49        0.30              137,935
Second Quarter         0.25        0.12               49,561
Third Quarter          0.15        0.11               69,212
Fourth Quarter         0.11        0.10               13,237

2002
----
First Quarter          0.10        0.10                    0
Second Quarter         0.10        0.10                    0
Third Quarter          0.10        0.10                    0
Fourth Quarter         0.10        0.10                    0

2003
----
First Quarter          0.10        0.10                    0
Second Quarter         0.10        0.10                    0
Third Quarter          0.10        0.10                    0
Fourth Quarter         0.10        0.10                    0



The closing price of the Common Shares of PeakSoft on the Toronto Venture Exchange on February 10, 2004 was CDN$0.10.

As of February 10, 2004 29.2 percent of the registered shares were held in the U.S.

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


ITEM 8 - SELECTED FINANCIAL DATA

Set forth below is certain selected consolidated financial data of the Company for each of the past 5 years ended September 30, 2003. The selected consolidated financial information is derived from the Companys audited consolidated financial statements for such periods. The Companys consolidated financial statements are prepared in accordance with Canadian GAAP with United States GAAP reconciliation in note 10 to the audited financial statements. The information set forth below should be read in conjunction with Managements Discussion and Analysis of Financial Condition and Results of Operations and the Companys audited financial statements.

SUMMARY OF OPERATIONS
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30

                                    2003           2002           2001           2000            1999
                                    ----           ----           ----           ----            ----
Sales                                     0              0         32,233         80,715         536,339
Net Earnings (Loss) from
  Continuing Operations            (568,522)      (866,259)    (2,947,014)    (1,844,206)     (1,895,013)
Earnings (Loss Per Share)
  from Continuing Operations          (0.15)         (0.29)         (0.78)         (0.48)          *(.50)

         *Post Consolidation
SUMMARY OF BALANCE SHEET
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30
                                    2003           2002           2001           2000            1999
                                    ----           ----           ----           ----            ----
Working Capital                  (8,297,450)    (7,653,928)    (5,296,079)    (3,967,006)    *(2,204,478)
Total Assets                          5,474         65,431        120,233        203,393         196,283
Total Current Liabilities         8,302,924      7,794,359      5,398,412      4,119,048       2,329,661
Long Term Debt and
  Obligation Under Capital Leases         0              0              0              0          1,897
Shareholders Equity (Deficit)    (8,297,450)    (7,728,928)    (5,278,107)    (3,915,655)    (2,135,275)

(a) CANADIAN AND US DOLLAR EXCHANGE RATES

A history of US-Canadian dollar exchange rates, as of September 30, for the indicated years is set forth below. All amounts shown represent noon buying rates for cable transfers in New York City certified funds for customs purposes by the Federal Reserve Bank of New York. The source for this data is the Federal Reserve Bulletin and Digest.

             HIGH SCAN              LOW SCAN               AVERAGE
          CAN/US   US/CAN        CAN/US   US/CAN       CAN/US   US/CAN
          ------   ------        ------   ------       ------   ------
1991      1.1229   .8906         1.1589   .8628        1.1457   .87283
1992      1.1748   .8512         1.2858   .7777         1.214    .8237
1993      1.2497   .8002         1.3367   .7481        1.2901    .7751
1994      1.3408   .7458         1.4086   .7099        1.3736    .7280
1995      1.3507   .7404         1.4074   .7105        1.3686    .7307
1996      1.3852   .7219         1.3290   .7525        1.3630    .7337
1997      1.4395   .6947         1.3364   .7483        1.3850    .7220
1998      1.5845   .7304         1.3686   .6307        1.4598    .6857
1999      1.5465   .6917         1.4447   .6463        1.4849    .6731
2000      1.5625    .6983        1.4310   .6397        1.4853    .6740
2001      1.6058    .6714        1.4895   .6227        1.5489    .6462
2002      1.6195    .6656        1.5024   .6175        1.5702    .6373
2003      1.5991    .7512        1.3305   .6252        1.4684    .6853

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

The Companys financial statements are prepared in accordance with generally accepted accounting principles in Canada and are presented in Canadian dollars. Significant differences between generally accepted accounting principles in Canada and the United States are disclosed in note 10 to the financial statements.


Year Ended September 30, 2003 Compared to Year Ended September 30, 2002

The following discussion should be read in conjunction with the financial statements and the notes thereto:

Revenue remained at CDN $0.0 for the year ended September 30, 2003 as it was in the comparable period in 2002. This is primarily due to the lack of operating capital to provide for sales and marketing. Cost of goods sold also remained at CDN $0.0 for the year ended September 30, 2003 as it was in the comparable period in 2002, again due to the lack of operating capital to provide for sales and marketing.

Amortization remained at CDN $ 0.0 for the year ended September 30, 2003 as it was during the comparable period in 2002. This was due to the disposition of fixed assets in 2001 and 2002.

General and administration expenses increased from CDN $461,758 for the year ended September 30, 2002 in the comparable period in 2003 to CDN $569,511. This 23.3% increase was primarily due to increased legal and accounting expenses associated with the Company's applications for partial revocation of the cease trade orders that had been issued by the Alberta Securities Commission, the Ontario Securities Commission and the British Columbia Securities Commission as a consequence of the Company not filing its financial reports in a timely fashion. During the year, the Company renewed its employment contract with key management personnel with the approval of the directors.

Selling and marketing expenses remained at CDN $0.0. This was primarily due to the lack of operating capital to provide for sales and marketing.

Research and development expenses remained at CDN $0.0 for the year ended September 30, 2003 in the comparable period in 2002. This was primarily due to management's continued focus on seeking a new business opportunity for the Company as well as the lack of operating capital.

The loss for 2003 was CDN $568,522 ($0.15 per share post-consolidation) down from, CDN $866,259 ($0.29 per share post-consolidation) in the comparable period in 2002 This decrease in the loss resulted primarily from reduced expenses associated with the Company's focus on obtaining a new business opportunity for the Company, as well as reductions in overall expenses.



Liquidity and Capital Resources

As of September 30, 2003, the Company had a cash balance of CDN $474. Subsequent to the end of the year the Company received a CDN $5,000 G.S.T. security deposite refund from Revenue Canada.

Capital assets remained at CDN $0.0 for the year ended September 30, 2003 as it was in the comparable period in 2002 due to all Capital assets being transferred to Peak.com, Inc., which was sold to IncuLab in November 2000.

Net assets were decreased from CDN $65,431 for the year ended September 30, 2002 in the comparable period in 2003 to CDN $5,474.

Accounts payable and accrued liabilities increased from CDN $7,719,359 for the year ended September 30, 2002 to CDN $8,302,924 in the comparable period of 2003. This increase was primarily due to interest, unpaid remuneration as well as professional fess.

/s/ Timothy W. Metz
-------------------
Timothy W. Metz
President

Business Address:

The Companys business address is 215 - 8171 Cook Road; Richmond, BC V6Y 3T8 Canada and its mailing address to 3930 Meridian Street; Suite C117; Bellingham, WA 98226.

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

On April 3, 2000, PeakSoft Multinet Corp. (CDNX: PKS.V; OTC-BB PEAMF) doubles its proposed investment in Inculab.com Inc. to USD $1,000,000.

On April 5, 2000, PeakSoft Multinet Corp. (CDNX: PKS.V; OTC-BB PEAMF) announced a new distribution agreement with Softvianet Ltd. of the United Kingdom to offer local-language versions of the PeakJet(TM)2000 web-browsing accelerator in the United Kingdom, France and other countries.

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

On June 13, 2001, PeakSoft Multinet Corp. (CDNX: PKS.V; OTC-BB PEAMF) announced the resignation of Mr. Peter Janssen from the Board of Directors.

On August 29, 2001 the Company announced that entered into agreements, subject to regulatory and shareholder "minority approval" under OSC Rule 61-501, with its creditors to settle debts to them which aggregate to CDN $6,498,382 by the issuance of 21,154,374 common shares priced at CDN $0.26 apiece. These agreements where entered into with the understanding between the Company and the creditors, that the Company would only act upon the agreements in consort with a merger/acquisition/financing which required the Company to be "debt free". The Board of Directors also authorized management to enter into any additional debt conversion agreements in the future that where required in order for the Company to be debt free as a requirement of any merger/acquisition/financing. This authorization was also conditioned upon any subsequent debt conversion agreements utilizing the same Canadian to US dollar exchange rate and the same price per share as those that where announced on 29 August 2001. The settlement of these debts would leave PeakSoft essentially debt free. Of the CDN$6,498,382 of debt settled, CDN$5,121,429 is owed to The Liverpool Limited Partnership ("Liverpool") and Elliott International, L.P. ("Elliott"). Liverpool and Elliott are institutional investment firms under common management that together hold approximately 1.8 million (48%) of the issued and outstanding shares of PeakSoft prior to the debt settlement. The remaining $1,376,953 of debt is owed to 8 creditors. As a result of the debt settlement, Liverpool and Elliott will receive an additional 15,858,395 PeakSoft Common Shares. In addition, PeakSoft will transfer 431,989 common shares of Inculab.com Inc. to Liverpool and Elliott, together with PeakSoft's interest in the agreement by which the Inculab.com Inc. shares were acquired and a related registration rights agreement. The Company also enter into debt conversion agreements on August 1, 2001 with its 3 directors to convert CDN$227,066 of debt by the issuance of 873,332 common shares priced at CDN$0.26 under the same terms and conditions as stated in the 29 August 2001 announcement. On 8 August 2002 the Company entered into a debt conversion agreement with Timothy W. Metz, its CEO/President to convert CDN$385,958 of debt by the issuance of 1,484,455 PeakSoft common shares priced at CDN$0.26 under the same terms and conditions as stated in the 29 August 2001 announcement. On 3 October 2002 the Company entered into a debt conversion agreement with Jesyka Anne Clarkson, a director, to convert CDN$3,649 of debt by the issuance of 14,035 PeakSoft common shares priced at CDN$0.26 under the same terms and conditions as stated in the 29 August 2001 announcement. On January 22, 2003 the Company entered into a debt conversion agreement with Timothy W. Metz, its CEO/President to convert CDN$461,874 of debt by the issuance of 1,776,437 PeakSoft common shares priced at CDN$0.26 under the same terms and conditions as stated in the 29 August 2001 announcement. During the 2nd. Quarter, Mr. Metz cancelled the January 22, 2003 debt conversion agreement. The directors forgave the CDN$ 230,715, in aggregate, in May 2003, which was reflected in the conditional debt conversion agreements entered into with them in August 2001 and October 2002. Upon approval and issuance of the foregoing shares pursuant to the shares for debt agreements, the total outstanding common shares of the Company will be 26,973,525.

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

On May 28, 2003 PeakSoft filed an application to the Ontario Securities Commission seeking partial revocation of the cease trade orders that resulted from the Company's delinquent filings.

On June 6, 2003 PeakSoft filed applications to the Alberta Securities Commission and the British Columbia Securities Commission seeking partial revocation of the cease trade orders that resulted from the Company's delinquent filings.

On June 10, 2003 PeakSoft filed a Material Change Report and Press Release announcing conditional debt conversion agreements.

On July 24, 2003 the Alberta Securities Commission issued an Order granting the action sought in PeakSoft's application.

Subsequent Events

On January 26, 2004 the Ontario Securities Commission issued an Order granting the action sought in PeakSoft's application.

On February 3, 2004 the British Columbia Securities Commission issued an Order granting the action sought in PeakSoft's application.


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


ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

PeakSoft currently has one executive officer (following the resignation of one executive officer in April 2000). No cash compensation was paid to the one executive officer of PeakSoft, directly or indirectly, during the year ended September 30, 2003. The salary was booked. There are no funds set aside or accrued by the Company for pension, retirement, or similar benefits.


Compensation Summary

The table below sets forth information concerning the compensation of the Corporations Chief Executive Officer for the fiscal years ended September 30, 2003, 2002, 2001, 2000, 1999, 1998, 1997, 1996, 1995 and 1994.

                                    Annual Compensation
Name and                            -------------------              All Other
Principal Position         Year          Salary     Bonus          Compensation
------------------         ----          ------     -----          ------------
Timothy W. Metz            Calendar 2004 475,872 (CDN$ Accrued)

Timothy W. Metz            Calendar 2003 461,874 (CDN$ Accrued)


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

Restricted Shares or Restricted Share Units: none

Payouts:
LTIP Payouts: none

All Other Compensation: none


The following information concerns individual grants of options to purchase or acquire securities of the Corporation made during the year ended September 30, 2003 to the Corporations Chief Executive Officer.

Name                    Securities          Percent of Total      Exercise or
                        Under Options       Options Granted      Option Price
                        Granted (#)         to Employees in      ($/Security)
                                            Financial Year
--------------------------------------------------------------------------------

                        None                None                  None


The following information concerns the cash exercise of options during the year


                     Unexercised Options       Value of Unexercised in
                     at Year End (#)           the Money Options at
                                               Year-end ($)
--------------------------------------------------------------------------------

                        None                   None


Payments to Directors: The Company authorized a one-time payment of US$150,000 to its directors subject to regulatory and shareholders approval. The directors entered into debt conversion agreements which are included in the in the debt settlement discussed in Item 1 "Background of the Corporation". The directors forgave the US$ 150,000 during the 3rd. quarter.


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

At February 10, 2004, there are no options to acquire Common Shares outstanding:

GROUP         NO. OF SHARES    DATE OF    EXPIRY    EXERCISE PRICE
              UNDER OPTION     GRANT      DATE      PER SHARE


None          None             N/A        N/A          N/A


ITEM 13 - INTEREST OF MANAGEMENT IN MATERIAL CERTAIN TRANSACTIONS

The directors, officers and principal shareholders of the Corporation (and the known associates and affiliates of such persons) have had no direct or indirect interest in any material transaction involving the Corporation during the 36 month period preceding the date hereof not otherwise disclosed herein.

Director/Officer Indebtedness: The Company is indebted to its President in the aggregate of CDN$1,323,704, CDN$385,958 of which has been agreed to be converted to common shares of the Company as discussed in Item 1 "Background of the Corporation".

PART II

ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED - NOT APPLICABLE

PART III

ITEM 15 - DEFAULTS UPON SENIOR SECURITIES - NOT APPLICABLE

ITEM 16 - CHANGES IN SECURITIES,CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS- NOT APPLICABLE


PART IV

ITEM 17 - Financial Statements

                          PEAKSOFT MULTINET CORPORATION
                              (In Canadian dollars)

                               2003 ANNUAL REPORT

                                        &

                        Consolidated Financial Statements
                     Years ended 30 September 2003 and 2002

                         PEAKSOFT MULTINET CORPORATION



Letter to the Shareholders                                                     3

President's Statement (Management Discussion & Analysis)                       4

Auditor's Report                                                               5

US GAAP Statement by Auditor                                                   6

Financial Statements

         Consolidated Balance Sheet                                            7

         Consolidated Statement of Operations and Deficit                      8

         Consolidated Statement of Changes in Financial Position               9

         Notes to the Consolidated Financial Statements                       10


Corporate Information                                                         15

September 30, 2004


LETTER TO SHAREHOLDERS



Dear Shareholders;



The past year was pivotal for the Company. We completed negotiations with our creditors to eliminate virtually all of the Company's debt subject to, amongst other conditions, regulatory and shareholder approval.


The Company brought its filings current with the Canadian and United States regulatory agencies. The Company prepared and filed applications for the partial revocation of the cease trade orders that were issued in Canada due to the previous delinquent filings so that the Company could enter into a business transaction. On July 24, 2003, the Alberta Securities Commission issued an Order granting the relief sought in the application. The Ontario Securities Commission issued an Order on January 26, 2004 granting the relief sought in the application to them. The British Columbia Securities Commission issued their Order granting the same relief on February 3, 2004.


With these milestones accomplished, the management has focused on actively seeking new opportunities for our technology and the Company. As a debt free fully reporting company, the Company is in a favourable position to move forward.


We believe that we will be able to obtain an opportunity for the Company in the near future.



Sincerely yours,

/s/ Timothy W. Metz
-------------------
Timothy W. Metz
Chairman and Chief Executive Officer
4 February 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS
Year Ended September 30, 2003 Compared to Year Ended September 30, 2002

The following discussion should be read in conjunction with the financial statements and the notes thereto:

Revenue remained at CDN $0.0 for the year ended September 30, 2003 as it was in the comparable period in 2002. This is primarily due to the lack of operating capital to provide for sales and marketing. Cost of goods sold also remained at CDN $0.0 for the year ended September 30, 2003 as it was in the comparable period in 2002, again due to the lack of operating capital to provide for sales and marketing.

Amortization remained at CDN $ 0.0 for the year ended September 30, 2003 as it was during the comparable period in 2002. This was due to the disposition of fixed assets in 2001 and 2002.

General and administration expenses increased from CDN $461,758 for the year ended September 30, 2002 in the comparable period in 2003 to CDN $569,511. This 23.3% increase was primarily due to increased legal and accounting expenses associated with the Company's applications for partial revocation of the cease trade orders that had been issued by the Alberta Securities Commission, the Ontario Securities Commission and the British Columbia Securities Commission as a consequence of the Company not filing its financial reports in a timely fashion. During the year, the Company renewed its employment contract with key management personnel with the approval of the directors.

Selling and marketing expenses remained at CDN $0.0. This was primarily due to the lack of operating capital to provide for sales and marketing.

Research and development expenses remained at CDN $0.0 for the year ended September 30, 2003 in the comparable period in 2002. This was primarily due to management's continued focus on seeking a new business opportunity for the Company as well as the lack of operating capital.

The loss for 2003 was CDN $568,522 ($0.15 per share post-consolidation) down from, CDN $866,259 ($0.29 per share post-consolidation) in the comparable period in 2002 This decrease in the loss resulted primarily from reduced expenses associated with the Company's focus on obtaining a new business opportunity for the Company, as well as reductions in overall expenses.


Liquidity and Capital Resources

As of September 30, 2003, the Company had a cash balance of CDN $474. Subsequent to the end of the year the Company received a CDN $5,000 G.S.T. security deposite refund from Revenue Canada.

Capital assets remained at CDN $0.0 for the year ended September 30, 2003 as it was in the comparable period in 2002 due to all Capital assets being transferred to Peak.com, Inc., which was sold to IncuLab in November 2000.

Net assets were decreased from CDN $65,431 for the year ended September 30, 2002 in the comparable period in 2003 to CDN $5,474.

Accounts payable and accrued liabilities increased from CDN $7,719,359 for the year ended September 30, 2002 to CDN $8,302,924 in the comparable period of 2003. This increase was primarily due to interest, unpaid remuneration as well as professional fess.

/s/ Timothy W. Metz
-------------------
Timothy W. Metz
President

GORDON K.W. GEE                                           #101 - 325 Howe Street
Chartered Accountant                                      Vancouver, BC  V6C 1Z7
 An incorporated professional                        Telephone: (604) 689 - 8815
                                                     Facsimile: (604) 689 - 8838
--------------------------------------------------------------------------------

INDEPENDENT AUDITOR'S REPORT

To  the  Shareholders  of  PeakSoft  Multinet  Corporation   (formerly  PeakSoft
Corporation):

I have audited the consolidated balance sheet of PeakSoft Multinet Corporation as at 30 September 2003 and 2002, the consolidated statements of operations and deficit and changes in cash for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

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

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended 30 September 2003 and shareholders' equity to the extent summarized in note 11 to the financial statements.


                                                             /s/ Gordon K.W. Gee
                                                             -------------------

Vancouver, B.C., Canada                                     Chartered Accountant
21 January 2004

GORDON K.W. GEE                                           #101 - 325 Howe Street
Chartered Accountant                                      Vancouver, BC  V6C 1Z7
 An incorporated professional                        Telephone: (604) 689 - 8815
                                                     Facsimile: (604) 689 - 8838
--------------------------------------------------------------------------------


COMMENTS BY AUDITOR FOR U.S. READERS ON CANADIAN-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. My report to the shareholders dated 21 January 2004 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.




                                                             /s/ Gordon K.W. Gee
                                                             -------------------

Vancouver, B.C., Canada                                     Chartered Accountant
21 January 2004

PEAKSOFT MULTINET CORPORATION
Consolidated Balance Sheet (In Canadian dollars)
As at 30 September
--------------------------------------------------------------------------------
                                                           2003           2002
                                                            $              $
--------------------------------------------------------------------------------
ASSETS

   Current Assets
      Cash                                                  474         48,043
      Accounts receivable                                     -            578
      Prepaids and deposits                               5,000         16,810
                                                -------------------------------
                                                          5,474         65,431
--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

   Current Liabilities:

      Accounts payable and accrued liabilities        3,402,180      2,818,615
      Notes payable (Note-3)                          4,900,744      4,900,744
                                                -------------------------------
                                                      8,302,924      7,719,359
      Deferred funds on proposed business
           Transactions  (Note4)                              -         75,000
                                                -------------------------------
                                                      8,302,924      7,794,359


   Shareholders' Equity:
      Share capital (Note 5)                          9,019,271      9,019,271

      Accumulated deficit                           -17,316,721    -16,748,199
                                                -------------------------------
                                                     -8,297,450     -7,728,928
--------------------------------------------------------------------------------

                                                          5,474         65,431
================================================================================
(See accompanying notes to the financial statements)

ON BEHALF OF THE BOARD:

      /s/ Jesyka Clarkson                        /s/ Timothy W. Metz
      -------------------                        -------------------
            Director                                 Director

PEAKSOFT MULTINET CORPORATION

Consolidated Statement of Operations and Deficit (In Canadian dollars) For the years ending 30 September

----------------------------------------------------------------------------------------------------------
                                                                2003              2002               2001
                                                                 $                 $                  $
----------------------------------------------------------------------------------------------------------
Sales                                                              -                 -             32,233

Cost of goods sold                                                 -                 -                788
                                                   -------------------------------------------------------
                                                                   -                 -             31,445
----------------------------------------------------------------------------------------------------------
Operating expenses:
       Amortization                                                -                 -             37,792
       General and administration                            569,511           461,758          1,016,065
       Research and development                                    -                 -                146
                                                   -------------------------------------------------------
Loss before the undernoted                                   569,511           461,758          1,054,003

Interest on short term debt                                  363,873           363,871            339,894
Loss on disposition of capital assets                              -            40,630                  -
Other income                                                -364,862                 -                  -
Loss on investment  (Note 7)                                       -                 -          1,584,562
                                                   -------------------------------------------------------
Loss                                                         568,522           866,259          2,947,014
                                                   -------------------------------------------------------
Accumulated deficit, beginning of year,
as previously stated                                      16,748,199        14,297,378         12,934,926
Adjustment for prior year loss on investment                       -         1,584,562                  -
                                                   -------------------------------------------------------
Accumulated deficit, end of year, as restated             16,748,199        15,881,940         12,934,926
                                                   -------------------------------------------------------
Accumulated deficit, end of year                          17,316,721        16,748,199         15,881,940
----------------------------------------------------------------------------------------------------------

Loss per common share                                           0.15              0.29               0.78
                                                   =======================================================

(See accompanying notes to the financial statements)

PEAKSOFT MULTINET CORPORATION

Consolidated Statement of Changes in Cash (In Canadian dollars)
As at 30 September

---------------------------------------------------------------------------------------------------------
                                                           2003             2002                2001
                                                            $                 $                  $
---------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN ):

Operations:
       Net earnings (loss)                                  -568,522         -866,259          -2,947,014
       Items not involving cash:
            Amortization                                           -                -              37,792
            Capital assets disposed                                -           18,072                   -
       Change in non-cash operating
            working capital                                  595,953          820,295           2,800,708
                                                      ----------------------------------------------------
                                                              27,431          -27,892            -108,514
                                                      ----------------------------------------------------
Financing:
       Increase (decrease) in
            obligation under capital leases                        -                -                   -
       Increase (decrease) in deferred proceeds on
            Proposed business transactions                   -75,000           75,000                   -
                                                      ----------------------------------------------------
                                                                                                        -
Investments:
       Acquisition of investment                                   -                -               1,830
       Purchase of capital assets                                  -                -              -4,513
                                                      ----------------------------------------------------
                                                                   -                -              -2,683
                                                      ----------------------------------------------------
Increase (decrease) in cash position                         -47,569           47,108            -111,197

Cash, beginning of year                                       48,043              935             112,132
                                                      ----------------------------------------------------

---------------------------------------------------------------------------------------------------------
Cash, end of year                                                474           48,043                 935
---------------------------------------------------------------------------------------------------------

(See accompanying notes to the financial statements)

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Years ended 30 September 2003 and 2002


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

2.   Significant accounting policies:

     (a) Principles of consolidation:
         The consolidated financial statements include the accounts of the Company and its wholly owned American subsidiary, PeakSoft Multinet Corp.-USA. All significant inter-company transactions and balances have been eliminated on consolidation.

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


PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Years ended 30 September 2003 and 2002


3.   Notes payable:

                                                                                2003                      2002
                                                                                   $                         $
                                                                              ----------------------------------
         Notes payable bearing interest at 12% per annum
         with interest paid quarterly, and specific repayment terms.          4,900,744                4,900,744
                                                                              ==================================

4.   Deferred funds on proposed business transactions

     The company received funds from another corporation to assist in future business endeavours.

5.   Share capital:

                                                                                Shares                    Amount
                                                                                   #                         $
                                                                              -----------------------------------
         Authorized:
         Unlimited voting common shares without par value

         Issued:
         Balance, 01 October 1994                                                82,036                    94,580
         Issued amount year ended 30 September 1995:
                  Issued to founders                                            293,018                         -
                  Issued for cash                                               324,287                   948,865
                  Issue for services and technology                              19,407                    45,700
                  Less share issuance costs                                           -                  (193,278)
         Issued amount year ended 30 September 1996:
                  Issued for cash                                               143,893                   667,500
                  Issued for services and technology                            213,026                 1,835,537
         Issued amount year ended 30 September 1997:
                  Issued for cash                                               443,158                 2,496,498
                  Issued for services and technology                             11,855                    75,969
                  Less share issuance costs                                           -                  (191,916)
         Issued amount year ended 30 September 1998:
                  Issued for cash                                               211,497                   623,281
         Issued amount year ended 30 September 1999:
                  Issued for cash                                             2,052,743                 2,981,847
                  Less share issuance costs                                           -                  (429,128)
         Issued amount year ended 30 September 2000:
                  Issued for services                                            36,054                    63,816
                                                                              -----------------------------------
                Balance, 30 September 2003, 2002 and 2001                     3,830,974                 9,019,271
                                                                              ===================================

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

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Years ended 30 September 2003 and 2002


7.   Loss on investment

     In the fiscal year 2003, the company discovered loans advanced to a related company, were advanced by some of the shareholders, on behalf of PeakSoft Multinet Corporation and was to be repaid by PeakSoft Multinet Corporation. The amount was disputed but it was eventually verified that the related company did in fact receive the amount and that PeakSoft Multinet Corporation was responsible for the repayment of the advanced amount of USD$1,023,090 was verified.

     This amount was included in a debt conversion agreement. As a result, the amount has been included in the 2001 comparatives and has been adjusted in these 2002 financial statements with retroactive effect.

8.   Loss per common share:

     Loss per common share is based on the weighted average number of common shares outstanding during the year.

9.   Related party transactions:

     The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:

                                                               2003                 2002                   2001
                                                                $                    $                      $
                                                            ------------------------------------------------------
         Salaries to directors and officers                   378,977              509,288                 456,621
         *Interest accrued on notes due to shareholders       363,873              363,871                 339,984
         **Legal fees paid to a former employee                47,816                3,500                  38,000
                                                            ------------------------------------------------------
                                                              790,666              876,659                 834,605
                                                            ======================================================
         These  transactions  are in the  normal  course of  operations  and are measured at the exchange  amount,  which is the amount of consideration established and agreed to by related parties.


         Loss in accordance with United States GAAP           568,522              866,259               1,362,452
                                                            ======================================================

         Loss per common share                                 $ 0.15               $ 0.23                  $ 0.36
                                                            ======================================================

         Weighted average number of shares used
         for calculation                                    3,830,974            3,830,974               3,830,974
                                                            ======================================================

10.  United States GAAP reconciliation:

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

     (a) Loss and loss per share:

                                                               2003                 2002                   2001
                                                                $                    $                      $
                                                            ------------------------------------------------------
         Loss in accordance with Canadian GAAP                568,522              866,259               2,947,014
                                                            ======================================================

     (b) Balance sheet:
         The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

                                                     30 September 2003                    30 September 2002
                                                Canadian      United States           Canadian     United States
                                                  GAAP            GAAP                  GAAP           GAAP
                                                   $               $                     $              $
                                                ----------------------------------------------------------------
            Accumulated deficit                 17,316,721     16,494,492            16,748,199     15,925,970
                                                =================================================================

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Years ended 30 September 2003 and 2002


     (c) Statement of cash flows:
         Cash used in operations and cash provided by financing activities would decrease by 2003 - $ nil and 2002 - $ nil.

     (d) Research and development:
         In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is charged to operations as it is incurred.

     (e) Stock based compensation:
         The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, no compensation expense has been recognized for its stock based compensation plans in 2003 (2002 - nil, 2001 - nil, 2000 - nil).

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

                                                    2003      2002       2001
                                                      $         $          $
                                                   -----------------------------

         Loss - as reported                        568,522   866,259   2,947,014
         Loss per common share - as reported       0.15      0.23      0.78
         Loss per common share - adjusted          0.15      0.23      0.78

         The fair value of each option grant is estimated on the date of the grant using the following assumptions:

                                                    2003      2002       2001
                                                    -------------------------
         Expected dividend yield                     0%        0%         0%
         Expected stock price volatility            n/a       n/a        n/a
         Risk-free interest rate                    n/a       n/a        n/a
         Expected life of options                   n/a       n/a        n/a

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

11.  Commitments:

     There are no other commitments outstanding not already reported elsewhere in these notes to the financial statements.
                                                                              13

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Years ended 30 September 2003 and 2001


12.  Income taxes:

     The Company has non-capital losses from foreign and Canadian operation available for offset against future taxable income totaling approximately USD $4,500,000 in the United States and CDN $8,100,000 in Canada.

     The following is subject to regulatory and shareholder approval:

     (a) Subsequent to this year-end the Company has resolved to convert certain debts for shares at CDN$0.26 per share. If the shares for debt arrangement were to be in effect at the year-end, the liabilities and shareholders' equity on the balance sheet would be as follows:

                                                         2003            2002
                                                          $               $
                                                    ----------------------------
                  Liabilities                                 -              -

                  Shareholder's Equity
                    Share Capital                    18,038,542      18,038,542
                  Accumulated Deficiency            (17,316,721)    (14,297,378)
                                                    ----------------------------
                                                        721,821       3,741,164
                                                    ============================

     (b) Subsequent to the approval and issuance of the shares pursuant to the shares for debt conversions, the Company will have 26,973,525 shares outstanding.

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

Directors

Timothy W. Metz, Chairman of the Board
Simon Arnison, Director
Jesyka Anne Clarkson, Director


Management

Timothy W. Metz, Chief Executive Officer and President


CERTIFICATION PUSUANT TO SECTION 302
------------------------------------
I, Timothy W. Metz, certify that:

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

Date: February 10, 2004

/s/ Timothy W. Metz
-----------------------
President/Chief Executive Officer

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

  *Exhibit 10 - Senior Promissory Note - September 9, 1997

  *Exhibit 11 - Guaranty of Peak Media Inc. - September 9, 1997

  *Exhibit 12 - Amendment Agreement - March 1998

  *Exhibit 13 - Amendment to Note Purchase Agreement - March 1998

  *Exhibit 14 - Senior Promissory Note - March 1998
                                                                              17

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

                                                                              18

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

***Exhibit 45 - Debt Conversion Agreement Alexander Hutton, Inc. -
        `       August 1, 2001

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

                                                                              19

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

***Exhibit 65 - Demand Promissory Note - June 15, 2001

***Exhibit 66 - Demand Promissory Note - July 31, 2001

***Exhibit 67 - Contract of Service - December 11, 2001


*** AS PREVIOUSLY FILED IN OUR FORM 20-F FILED ON January 6, 2003

****Exhibit 68 - Debt Conversion Agreement Jesyka Anne Clarkson -
                 October 3, 2002


****Exhibit 69 - Debt Conversion Agreement Timothy Metz - January 22, 2003

**** AS PREVIOUSLY FILED IN OUR FORM 20-F FILED ON February 14, 2003

                                                                              20

Exhibit 70 - Material Change Report and Press Release - June 10, 2003

                                     Form 27
                          MATERIAL CHANGE REPORT UNDER
                 SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
               SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) AND
               SECTION 85 OF THE SECURITIES ACT (BRITISH COLUMBIA)



ITEM 1.  REPORTING ISSUER

PeakSoft Multinet Corp. ("PeakSoft")
3930 Meridian Street, C117
Bellingham, WA 98226 USA


ITEM 2.  DATE OF MATERIAL CHANGE

The material changes referred to herein are as of August 1, 2001, August 8, 2002 and January 22, 2003.


ITEM 3.  PRESS RELEASE

The press release was issued on June 10, 2003 at Bellingham, Washington and disseminated across Canada by Canada Newswire and across the United States by

Canada Newswire through its parent company, PR Newswire. A copy of the press release is attached hereto and incorporated by reference.


ITEM 4.  SUMMARY OF MATERIAL CHANGE

PeakSoft entered into debt conversion agreements with 10 of its creditors as of December 21, 2000, August 1, 2001, and August 8, 2002. In accordance with the terms thereof, the issuance of shares under the debt conversion agreements is conditional upon, among other things, shareholder and/or regulatory approval. Certain of the debt conversion agreements are "related party transactions" and therefore are subject to minority shareholder approval and the valuation requirements under Ontario Securities Commission Rule 61-501 and TSX Venture Exchange Policy 5.9. Under the debt conversion agreements, the creditors have agreed to settle CDN$6,884,521 of debt in exchange for the issuance of 22,639,526 PeakSoft common shares and for 431,989 Inculab.com Inc. shares (and the rights with respect thereto under certain agreements) held by PeakSoft.


ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

As released in PeakSoft's press releases dated June 10, 2003, a copy attached hereto and other regulatory filings, PeakSoft entered into debt conversion agreements with 10 of its creditors, including those previously announced on August 29, 2001. PeakSoft had entered into debt conversion agreements as of December 21, 2000 and as of August 1, 2001 with its creditors to settle debts to them which aggregate to CDN $6,498,563 by agreeing to issue 21,155,071 common shares priced at CDN $0.26 per share. These agreements provide that the issuance of shares is subject to shareholder and/or regulatory approval. PeakSoft also entered into a debt conversion agreement dated as of 8 August 2002 with its President to settle debts of CDN$ 385,958 by agreeing to issue 1,484,455 common shares priced at CDN $0.26 per share. The agreement with Mr. Metz is subject to shareholder and CDNX (TSX Venture Exchange) approval. The settlement of these debts (in accordance with the debt conversion agreements) eliminates a significant portion of PeakSoft's indebtedness.

Of the CDN$6,884,521 of debt settled pursuant to the existing debt conversion agreements, CDN$5,121,429 is owed to The Liverpool Limited Partnership ("Liverpool") and Elliott International, L.P. ("Elliott"). Liverpool and Elliott are institutional investment firms under common management that together hold approximately 1,845,570 million (48%) of the issued and outstanding shares of PeakSoft prior to the debt settlement. The remaining $1,763,092 of debt is owed to 9 creditors, including Mr. Metz. As a result of the debt settlement, Liverpool and Elliott will receive an additional 15,858,395 PeakSoft common shares. In addition, under the debt conversion agreement with Elliott and Liverpool, PeakSoft will transfer 431,989 common shares of Inculab.com Inc. to Liverpool and Elliott, together with PeakSoft's interest in the agreement by which the Inculab.com Inc. shares were acquired and a related registration rights agreement. The debt conversion agreements of Elliott and Liverpool provide that a condition precedent in favour of Liverpool and Elliott to accepting shares for debt is the requirement that all other indebtedness of PeakSoft be exchanged for shares. Another condition to this debt conversion agreement includes CDNX (TSX Venture Exchange) approval of the issuance of PeakSoft shares in exchange for the indebtedness.

In July 2001, the board agreed that the directors of PeakSoft (namely, Simon Arnison, Colin Morse and Timothy Metz) be paid an aggregate amount of USD $150,000 in compensation for their time and their efforts on PeakSoft's behalf, subject to shareholder and stock exchange approval. The directors have been paid nothing for their efforts on behalf of the shareholders. PeakSoft entered into debt settlement agreements with each of its three directors in May, 2002 to settle the above debts of US $50,000 each (aggregate US $150,000) by agreeing to issue 291,111 common shares priced at CDN $0.26 per share to each of the three directors. These agreements with Messrs Arnison, Morse and Metz were also subject to similar terms and conditions as the debt settlements previously announced on 29 August 2001. The debt represented by these agreements was forgiven during the 2nd. Quarter 2003 and the respective debt conversion agreements were cancelled.

PeakSoft also entered into a debt settlement agreement with Mr. Metz dated as of 22 January 2003 to settle debts of CDN $461,874 by agreeing to issue 1,776,437 common shares priced at CDN $0.26 per share. This agreement with Mr. Metz was also subject to similar terms and conditions as the debt settlements previously announced on 29 August 2001. The 22 January 2003 Agreement was cancelled on 9 May 2003.

The debt conversion agreements with Liverpool, Elliott and Mr. Metz are considered "related party transactions" under Ontario Securities Commission Rule 61-501 ("OSC Rule 61-501") and TSX Venture Policy 5.9 ("Policy 5.9"). As a result, these debt conversion agreements are subject to PeakSoft shareholder "minority approval" and the valuation requirements under OSC Rule 61-501 and Policy 5.9.

With respect to the Liverpool and Elliott debt conversion agreements, PeakSoft is relying on the "financial hardship" exemption from the valuation requirements of OSC Rule 61-501 and the corresponding exemption in Policy 5.9. OSC Rule 61-501 states that the exemption is available if: (1) PeakSoft is insolvent or in serious financial difficulty; (2) the transactions are designed to improve the financial position of PeakSoft; (3) the "bankruptcy, insolvency or reorganization" exemption under such rule is not applicable; and (4) the board of directors of PeakSoft, acting in good faith, determines, and not less than two-thirds of the independent directors of the PeakSoft, acting in good faith, determine that paragraphs (1) and (2) are applicable and that the terms of the transactions are reasonable given PeakSoft's circumstances. PeakSoft's board of directors, two of which are currently independent (as defined under OSC Rule 61-501), have determined that PeakSoft has a working capital deficiency of approximately CDN$6.58 million as of 31 December 2002 and is therefore technically insolvent, that the debt settlement transactions are designed to improve the financial position of PeakSoft by facilitating the entering into of a merger, acquisition or financing transaction with a third party, and that the terms of the debt conversion agreements were reasonable given PeakSoft's circumstances.

With respect to the 2002 debt conversion agreement of Mr. Metz, PeakSoft is relying on the "$500,000" exemption from the valuation requirements in accordance with section 5.6(13), as of the date such transaction was agreed to the fair market value of the debt owed by PeakSoft was less than CDN$500,000.

It is currently anticipated that PeakSoft will have 26,470,500 shares outstanding upon the subsequent issuance of shares pursuant to the existing debt conversion agreements. Of this total, it is anticipated that Elliott will own approximately 8,851,983 shares (33.44%), Liverpool will own approximately 8,851,983 shares (33.44%) and Mr. Metz will own 1,522,688 shares (5.75%). Based on oral discussions with Liverpool and Elliott, it was the understanding that the issuance of common shares under the debt conversion agreements would be done in conjunction with PeakSoft entering into a merger, acquisition or financing transaction with a third party.

ITEM 6.

         Not applicable.


ITEM 7.  OMITTED INFORMATION

         No significant facts have been omitted from this report.


ITEM 8.  SENIOR OFFICER


Further information regarding the matter described in this report may be obtained from Timothy Metz; Chairman/President/CEO is knowledgeable about the details of the material change and may be contacted at metz36@comcast.net or 360-961-1419.

THE FOREGOING ACCURATELY DISCLOSES THE MATERIAL CHANGES REFERRED TO HEREIN.

THIS REPORT IS EXECUTED AT BELLINGHAM, WASHINGTON THIS 10th DAY OF JUNE 2003.


PEAKSOFT MULTINET CORP.

Per: /s/ Timothy W. Metz
     --------------------
Name:    Timothy W. Metz
Title:   Chairman/President/CEO

                                                                   PRESS RELEASE
                                                           For immediate release
                                                                   June 10, 2003

For more information, contact:
Mr. Timothy Metz Telephone No. (360) 961-1419 Email address: metz36@attbi.com


                       PEAKSOFT ANNOUNCES ENTERING INTO OF
                           DEBT CONVERSION AGREEMENTS

         BELLINGHAM, WA June 10, 2003 - Tim Metz, President and CEO of PeakSoft Multinet Corp. (TSX-V: PKS) ("PeakSoft") announces PeakSoft's entering into of debt conversion agreements with 10 of its creditors, including those previously announced on August 29, 2001. PeakSoft had entered into debt conversion agreements as of December 21, 2000 and as of August 1, 2001 with its creditors to settle debts to them which aggregate to CDN $6,498,563 by agreeing to issue 21,155,071 common shares priced at CDN $0.26 per share. These agreements provide that the issuance of shares is subject to shareholder and/or regulatory approval. PeakSoft also entered into a debt conversion agreement dated as of 8 August 2002 with its President to settle debts of CDN$385,958 by agreeing to issue 1,484,455 common shares priced at CDN $0.26 per share. The agreement with Mr. Metz is subject to shareholder and CDNX (TSX Venture Exchange) approval. The settlement of these debts will eliminate a significant portion of PeakSoft's indebtedness.

         Of the CDN$6,884,521 of debt settled pursuant to the existing debt conversion agreements, CDN$5,121,429 is owed to The Liverpool Limited Partnership ("Liverpool") and Elliott International, L.P. ("Elliott"). Liverpool and Elliott are institutional investment firms under common management that together hold approximately 1,845,570 million (48%) of the issued and outstanding shares of PeakSoft prior to the debt settlement. The remaining $1,763,092 of debt is owed to 9 creditors, including Mr. Metz. As a result of the debt settlement, Liverpool and Elliott will receive an additional 15,858,395 PeakSoft common shares. In addition, under the debt conversion agreements with Elliott and Liverpool, PeakSoft will transfer 431,989 common shares of Inculab.com Inc. to Liverpool and Elliott, together with PeakSoft's interest in the agreement by which the Inculab.com Inc. shares were acquired and a related registration rights agreement. The debt conversion agreements of Elliott and Liverpool provide that a condition precedent in favour of Liverpool and Elliott to accepting shares for debt is the requirement that all other indebtedness of PeakSoft be exchanged for shares. Another condition to these debt conversion agreements includes CDNX (TSX Venture Exchange) approval of the issuance of PeakSoft shares in exchange for the indebtedness.

         In July 2001, the board agreed that the directors of PeakSoft (namely, Simon Arnison, Colin Morse and Timothy Metz) be paid an aggregate amount of USD $150,000 (the "Directors' Fees") in compensation for their time and their efforts on the Company's behalf, subject to shareholder and/or regulatory approval. The directors have been paid nothing for their efforts on behalf of the shareholders. PeakSoft entered into debt settlement agreements with each of its three directors in May, 2002 to settle the above debts of US $50,000 each (aggregate US $150,000) by agreeing to issue 291,111 common shares priced at CDN $0.26 per share to each of the three directors. These agreements with Messrs Arnison, Morse and Metz were also subject to similar terms and conditions as the debt settlements previously announced on 29 August 2001. The debt represented by these agreements was forgiven during the 2nd. Quarter 2003 and the respective debt conversion agreements were cancelled.

         PeakSoft also entered into a debt settlement agreement with Mr. Metz dated as of 22 January 2003 to settle debts of CDN $461,874 by agreeing to issue 1,776,437 common shares priced at CDN $0.26 per share. This agreement with Mr. Metz was also subject to the similar terms and conditions as the debt settlements previously announced on 29 August 2001. The 22 January 2003 Agreement was cancelled on 9 May 2003.

         The debt conversion agreements with Liverpool, Elliott and Mr. Metz are considered "related party transactions" under Ontario Securities Commission Rule 61-501 ("OSC Rule 61-501") and TSX Venture Policy 5.9 ("Policy 5.9"). As a result, these debt conversion agreements are subject to PeakSoft shareholder "minority approval" and the valuation requirements under OSC Rule 61-501 and Policy 5.9.

       With respect to the Liverpool and Elliott debt conversion agreements, PeakSoft is relying on the "financial hardship" exemption from the valuation requirements of OSC Rule 61-501 and the corresponding exemption in Policy 5.9. OSC Rule 61-501 states that the exemption is available if:
       (1) PeakSoft is insolvent or in serious financial difficulty; (2) the transactions are designed to improve the financial position of PeakSoft;
       (3) the "bankruptcy, insolvency or reorganization" exemption under such rule is not applicable; and (4) the board of directors of PeakSoft, acting in good faith, determines, and not less than two-thirds of the independent directors of the PeakSoft, acting in good faith, determine that paragraphs (1) and (2) are applicable and that the terms of the transactions are reasonable given PeakSoft's circumstances. PeakSoft's board of directors, two of which are currently independent (as defined under OSC Rule 61-501), have determined that PeakSoft had a working capital deficiency of approximately CDN$6.58 million as of 31 December 2002 and was therefore technically insolvent, that the debt settlement transactions were designed to improve the financial position of PeakSoft by facilitating the entering into of a merger, acquisition or financing transaction with a third party, and that the terms of the debt conversion agreements were reasonable given PeakSoft's circumstances.

       With respect to the 2002 debt conversion agreement of Mr. Metz, PeakSoft is relying on the "$500,000" exemption from the valuation requirements in accordance with section 5.6(13), as of the date such transaction was agreed to the fair market value of the debt owed by PeakSoft was less than CDN$500,000.

       It is currently anticipated that PeakSoft will have 26,470,500 shares outstanding upon the subsequent issuance of shares pursuant to the existing debt conversion agreements. Of this total, it is anticipated that Elliott will own approximately 8,851,983 shares (33.44%), Liverpool will own approximately 8,851,983 shares (33.44%) and Mr. Metz will own 1,522,688 shares (5.75%). Based on oral discussions with Liverpool and Elliott, it was the understanding that the issuance of common shares under the debt conversion agreements would be done in conjunction with PeakSoft entering into a merger, acquisition or financing transaction with a third party.

         Tim Metz, PeakSoft's Chairman, explains, "We have entered into these debt conversion agreements, which are subject to applicable shareholder and/or regulatory approval, in order to position PeakSoft in a more favorable posture. We believe that this will enhance our efforts regarding a merger/acquisition/new financing".

       About PeakSoft Multinet Corp. PeakSoft Multinet Corp. is an Internet/Software development company and is fully reporting in Canada and the United States. Its shares are currently subject to cease trade orders imposed by the Alberta, British Columbia and Ontario securities commissions for failing to file certain financial statements. It is listed on the Toronto Venture Exchange (PKS), however, it is currently suspended as a result of these cease trade orders; PeakSoft is headquartered in Bellingham, WA. For more information please contact Mr. Tim Metz at metz36@attbi.com.

         The Toronto Venture Exchange has not reviewed, and does not accept responsibility for, the adequacy or accuracy of this release. Completion of these transactions is subject to a number of conditions, including but not limited to, Exchange acceptance and applicable shareholder approval. The transactions cannot close until the required shareholder approval is obtained. There can be no assurance that the transactions will be completed as proposed or at all. Trading in the securities of PeakSoft is subject to cease trade orders imposed by the Alberta, British Columbia and Ontario Securities Commissions.

         The Toronto Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

         This  release  may  contain  forward-looking   statements  as  well  as
historical information. Forward-looking statements, which are included in accordance with the "safe harbour" provisions of the Private Securities
Litigation Reform Act of 1995 (US), may involve known and unknown risks, uncertainties and other factors that may cause PeakSoft's actual results and performance to be materially different from any results or performance suggested by the statements in this release. Such statements, and other matters addressed in this press release, may involve a number of risks and uncertainties including price competition, technological advances, decreased demand or diversion to other software solutions.