Form 20-F
period 2004-09-30
PEAKSOFT MULTINET CORP
filed 2005-03-30
CIK 1058429

                     US SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended September 30, 2004

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                            PeakSoft Multinet Corp.
                            -----------------------

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

On June 10, 2003 PeakSoft filed a Material Change Report and Press Release announcing conditional debt conversion agreements.

On July 24, 2003 the Alberta Securities Commission issued an Order granting the action sought in PeakSoft's application. On December 30, 2003 the Company issued re-stated financial statements and issued a press release explaining the re-stated financial statements as well as the reasons for the re-statement.

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

The following B2B E-commerce (B2B EC) market trends are expected:5
VIRGIN MARKETS WILL DISAPPEAR - Electronic markets in which little or no competition exists are not sustainable. Relatively low barriers to entry will ensure competition in all market segments.

INCREASED SERVICE DIFFERENTIATION - In order to survive in an increasingly competitive market segment, B2B facilitators have to differentiate services and maintain ever increasing levels of service. Significant investment in IT infrastructure is required to maintain market share.

OFF LINE BUSINESSES WILL MOVE ONLINE - Some large corporations presently dominating real world trade will migrate online. This will, in some instances, create overnight market leaders in the electronic market place. Immediate B2B EC opportunities are for sales in industries characterized by capacity management concerns and those trading in near commodity products, which can easily be traded online.(6) Long run growth in B2B EC is expected to be driven by:(7)

o Growth in Internet connections, high bandwidth access and computing power;
o The ability to act within discrete vertical or horizontal markets with limited complexity; and
o The ability to supply optimized buying conditions, reducing transactional costs and information asymmetry.

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

--------
(1) Source: "Forecast Analysis: Triggering the B2B Electronic Commerce Explosion" Gartner Group Inc, January 31, 2000.
(2) Source: "The B2B Market Maker Book: They're All Business", Merrill Lynch & Co., Global Securities Research & Economics Group, 3 February 2000
(3) Source: "The B2B Analyst" Volume 1, Number 1, Piper Jaffray, January 28,
    2000
(4) Source: "The B2B Analyst" Volume 1, Number 1, Piper Jaffray, January 28,
    2000
(5) Source: 2000 Forrester Research "Net Marketplaces Grow Up" http://www.forrester.com
(6) Source: "Forecast Analysis: Triggering the B2B Electronic Commerce Explosion" Gartner Group Inc, January 31, 2000.
(7) Source: "The E-Market Maker Revolution" Dataquest Inc., September 27, 1999.

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

RESEARCH AND DEVELOPMENT

As of September 30, 2004 the Company had no hardware and software engineers employed full time in research and development.

Research, development and associated expenses were CDN $0.0 for Fiscal 2004, CDN $0.0 for Fiscal 2003, CDN $0.0 Fiscal 2002, CDN$146 for fiscal 2001, CDN$105,095 for fiscal 2000, CDN$282,099 for fiscal 99, CDN$531,860 for fiscal 98, CDN$641,426 for fiscal 97, CDN$321,740 for fiscal 96 and CDN$31,871 for fiscal 1995.

RISK FACTORS

The purchase of Common Shares of the Corporation must be considered highly speculative due to the nature of the Corporations business, its relatively early stage of development and the intensely competitive, rapidly changing nature of the Internet industry which has a number of participants which possess greater resources than the Corporation.

The Corporation is a development stage company, which has not yet achieved profitability. Its accumulated deficit, in accordance with generally accepted accounting principles in Canada, as of September 30, 2004 was CDN$18,078,269. There can be no assurance that the Corporation will be able to achieve or sustain profitable operations. The Corporation expects to continue to incur significant operating losses as it continues to devote significant financial resources to merger/acquisition/new financing activities. There can be no assurance that the Corporation will successful in these efforts or commercialize its products and reach break-even or profitability in the near future, or ever. Due to lack of sales there was a loss incurred for the fiscal year ended September 30, 2004 of CDN$761,548. As a result of the foregoing, investors could lose their entire investment in the Corporation.

While the Corporation has no current sales revenues but has had established sales revenues in the past, they should be considered early stage. In September of 1997, the Corporation concluded a US$1.125 million financing, a financing which was augmented by a second advance of US$140,000, during the third week of March 1998. In February 1999, a debt conversion occurred which eliminated approximately 93% of the Company's long term debt. In August 2001 the Company entered into conditional debt conversion agreements with most of its creditors to accept Company shares at CDN$0.26/share in payment of CDN$6,725,448 debt. In August 2002 the Company entered into a debt conversion agreement with another creditor to accept Company shares at CDN$0.26/share in payment of CDN$386,826 debt. In October 2002 the Company entered into a debt conversion agreement with a creditor to accept Company shares at CDN$0.26/share in payment of CDN$3,649 debt. In January 2003 the Company entered into a debt conversion agreement with its remaining creditor to accept Company shares at CDN$0.26/share in payment of CDN$461,874 debt. The Corporations future capital requirements will depend on many factors, including the amount and the timing of future revenues. There can be no assurance that any necessary additional financing will be available when required by the Corporation for product commercialization on acceptable terms or at all. If adequate funds are not available, the Corporation may be required to change, delay, reduce or eliminate its planned product commercialization strategy or take other actions to raise funds, which could have a materially adverse effect on the Corporations business, the results of its operations, and hence its financial condition. To date, the Corporation has relied on sales of its equity capital for the largest measure of its financing, and is likely to remain reliant thereon in the near term. To the extent further equity financings are available, they may result in substantial dilution to existing shareholders.

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

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by conditions and events that cast substantial doubt on the Companys ability to continue as a going concern, such as those described in note 1 to the financial statements. The auditors report to the shareholders dated February 8, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when these are adequately disclosed in the financial statements. Accordingly, the auditors included a notice to US readers to this effect.

Existing external financing remains in place and has been increased. Management is also seeking some additional external financing/merger/acquistion. Accordingly, the Company has concluded that the going-concern assumption is appropriate.

Management is aggressively taking steps to remedy its current financial situation. Management is also aggressively seeking a strategic partner/merger/acquistion candidate in order to help provide the necessary capital to implement the Companys marketing/sales initiative.

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

ITEM 2 - DESCRIPTION OF PROPERTY

The executive offices are located at 107 - 20644 Eastleigh Crescent, Langley, BC V3A 4CA Canada.

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

2003
------
First Quarter          0.10        0.10                    0
Second Quarter         0.10        0.10                    0
Third Quarter          0.10        0.10                    0
Fourth Quarter         0.10        0.10                    0

2004
------
First Quarter          0.10        0.10                    0
Second Quarter         0.10        0.10                    0
Third Quarter          0.10        0.10                    0
Fourth Quarter         0.10        0.10                    0

The closing price of the Common Shares of PeakSoft on the Toronto Venture Exchange on February 8, 2005 was CDN$0.10.

As of February 8, 2005 29.2 percent of the registered shares were held in the U.S.

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

ITEM 8 - SELECTED FINANCIAL DATA

Set forth below is certain selected consolidated financial data of the Company for each of the past 5 years ended September 30, 2004. The selected consolidated financial information is derived from the Companys audited consolidated financial statements for such periods. The Companys consolidated financial statements are prepared in accordance with Canadian GAAP with United States GAAP reconciliation in note 10 to the audited financial statements. The information set forth below should be read in conjunction with Managements Discussion and Analysis of Financial Condition and Results of Operations and the Companys audited financial statements.

SUMMARY OF OPERATIONS
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30
                                         2004           2003           2002           2001           2000
                                      ----------     ----------     ----------     ----------     ----------
Sales                                         0              0              0         32,233         80,715
Net Earnings (Loss) from
  Continuing Operations                (761,548)      (568,522)      (866,259)    (2,947,014)    (1,844,206)
Earnings (Loss Per Share)
  from Continuing Operations              (0.20)         (0.15)         (0.29)         (0.78)         (0.48)

         *Post Consolidation


SUMMARY OF BALANCE SHEET
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30
                                         2004           2003           2002           2001           2000
                                      ----------     ----------     ----------     ----------     ----------
Working Capital                      (9,058,998)    (8,297,450)    (7,653,928)    (5,296,079)    (3,967,006)
Total Assets                                739          5,474         65,431        120,233        203,393
Total Current Liabilities             9,059,737      8,302,924      7,794,359      5,398,412      4,119,048
Long Term Debt and
  Obligation Under Capital Leases             0              0              0              0              0
Shareholders Equity (Deficit)        (9,058,998)    (8,297,450)    (7,728,928)    (5,278,107)    (3,915,655)


a) CANADIAN AND US DOLLAR EXCHANGE RATES

A history of US-Canadian dollar exchange rates, as of September 30, for the indicated years is set forth below. All amounts shown represent noon buying rates for cable transfers in New York City certified funds for customs purposes by the Federal Reserve Bank of New York. The source for this data is the Federal Reserve Bulletin and Digest.

             HIGH SCAN              LOW SCAN               AVERAGE
          CAN/US   US/CAN        CAN/US   US/CAN       CAN/US   US/CAN
          ------   ------        ------   ------       ------   ------
1991      1.1229   .8906         1.1589   .8628        1.1457    .87283
1992      1.1748   .8512         1.2858   .7777        1.214     .8237
1993      1.2497   .8002         1.3367   .7481        1.2901    .7751
1994      1.3408   .7458         1.4086   .7099        1.3736    .7280
1995      1.3507   .7404         1.4074   .7105        1.3686    .7307
1996      1.3852   .7219         1.3290   .7525        1.3630    .7337
1997      1.4395   .6947         1.3364   .7483        1.3850    .7220
1998      1.5845   .7304         1.3686   .6307        1.4598    .6857
1999      1.5465   .6917         1.4447   .6463        1.4849    .6731
2000      1.5625   .6983         1.4310   .6397        1.4853    .6740
2001      1.6058   .6714         1.4895   .6227        1.5489    .6462
2002      1.6195   .6656         1.5024   .6175        1.5702    .6373
2003      1.5991   .7512         1.3305   .6252        1.4684    .6853
2004      1.4003   .7886         1.2672   .7138        1.3257    .7550

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

Year Ended September 30, 2004 Compared to Year Ended September 30, 2003

The following discussion should be read in conjunction with the financial statements and the notes thereto:

Revenue remained at CDN $0.0 for the year ended September 30, 2004 as it was in the comparable period in 2003. This is primarily due to the lack of operating capital to provide for sales and marketing. Cost of goods sold also remained at CDN $0.0 for the year ended September 30, 2004 as it was in the comparable period in 2003, again due to the lack of operating capital to provide for sales and marketing.

Amortization remained at CDN $ 0.0 for the year ended September 30, 2004 as it was during the comparable period in 2003. This was due to the disposition of fixed assets in 2001 and 2002.

General and administration expenses decreased from CDN $569,511 for the year ended September 30, 2003 in the comparable period in 2004 to CDN $396,680. This 30.4% decrease was primarily due to decreased legal and accounting expenses associated with the Company's efforts to identify and negotiate a merger/acquisition/business opportunity now that the partial revocation of the Cease Trade Orders have been obtained from the Alberta Securities Commission, the British Columbia Securities Commission and the Ontario Securities Commission, as previously reported During the year, the Company renewed its employment contract with key management personnel with the approval of the directors.

Selling and marketing expenses remained at CDN $0.0. This was primarily due to the lack of operating capital to provide for sales and marketing.

Research and development expenses remained at CDN $0.0 for the year ended September 30, 2004 in the comparable period in 2003. This was primarily due to management's continued focus on seeking a merger/acquisition/business opportunity for the Company as well as the lack of operating capital.

The loss for 2004 was CDN $761,548 ($0.20 per share post-consolidation) up from, CDN $568,522 ($0.15 per share post-consolidation) in the comparable period in 2003 This increase in the loss resulted primarily from expenses associated with the Company's focus on obtaining a merger/acquisition/new business opportunity for the Company.

Liquidity and Capital Resources

As of September 30, 2004, the Company had a cash balance of CDN $739. During the year the Company received a CDN $5,000 G.S.T. security deposit refund from Revenue Canada.

Capital assets remained at CDN $0.0 for the year ended September 30, 2004 as it was in the comparable period in 2003 due to all Capital assets being transferred to Peak.com, Inc., which was sold to IncuLab in November 2000.

Net assets were decreased from CDN $5,474 for the year ended September 30, 2003 in the comparable period in 2004 to CDN $739.

Accounts payable and accrued liabilities increased from CDN $8,302,924 for the year ended September 30, 2003 to CDN $9,059,737 in the comparable period of 2004. This increase was primarily due to interest, unpaid remuneration as well as professional fess.

"T.W. Metz" signed

Signed
/s/ Timothy W. Metz
President

Business Address:

The Companys business address is 107 - 20644 Eastleigh Crescent; Langley, BC V3A 4C4 Canada and its mailing address to 3930 Meridian Street; Suite C117; Bellingham, WA 98226.

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

On December 30, 2003 the Company issued re-stated financial statements and issued a press release explaining the re-stated financial statements as well as the reasons for the re-statement.

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

Jesyka Anne Clarkson                    Director
Parksville, British Columbia

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

ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

PeakSoft currently has one executive officer (following the resignation of one executive officer in April 2000). No cash compensation was paid to the one executive officer of PeakSoft, directly or indirectly, during the year ended September 30, 2004. The salary was booked. There are no funds set aside or accrued by the Company for pension, retirement, or similar benefits.

Compensation Summary

The table below sets forth information concerning the compensation of the Corporations Chief Executive Officer for the fiscal years ended September 30,2004,2003,2002,2001,2000,1999, 1998, 1997, 1996, 1995 and 1994.

                                    Annual Compensation
Name and                            -------------------            All Other
Principal Position          Year        Salary        Bonus       Compensation
--------------------        ----        ------        -----       ------------
Timothy W. Metz        Calendar 2004   475,872 (CDN$ Accrued)
Timothy W. Metz        Calendar 2003   461,874 (CDN$ Accrued)
Timothy W. Metz        2001- 31 December 2002 385,958 (CDN$ Accrued, included in
                                   debt conversion see Item 1 "Background of the Corporation")
                           2000        65,625
                           1999        82,200

Douglas H. Foster          1998        90,538
President and              1997        85,000          -              -
Chief Executive            1996        82,800          -              -
Officer & Director         1995        82,800          -              -
                           1994        70,400

Long-Term Compensation Awards:

Securities Under Options/SARs Granted:
2004                       0
2003                       0
2002                       0
2001                       0
2000                   5,000
1999                 308,438
1998                 320,000
1997                 302,000
1996                 321,250
1995                 250,000
1994                       -

On February 11, 1999 the Company cancelled all outstanding (active) stock options. Re-issued 308,438 stock options, which have expired. The Company has no outstanding (active) stock options or warrants.

Restricted Shares or Restricted Share Units: none

Payouts:
LTIP Payouts: none

All Other Compensation: none

The following information concerns individual grants of options to purchase or acquire securities of the Corporation made during the year ended September 30, 2004 to the Corporations Chief Executive Officer.

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

At February 8, 2005, there are no options to acquire Common Shares outstanding:

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

Director/Officer Indebtedness: The Company is indebted to its President in the aggregate of CDN$2,200,575, CDN$385,958 of which has been agreed to be converted to common shares of the Company as discussed in Item 1 "Background of the Corporation".

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

ITEM 16 - CHANGES IN SECURITIES,CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS- NOT APPLICABLE


PART IV

ITEM 17 - Financial Statements


                          PEAKSOFT MULTINET CORPORATION
                              (IN CANADIAN DOLLARS)

                        CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED 30 SEPTEMBER 2004 AND 2003



PEAKSOFT MULTINET CORPORATION                                           Page
                                                                        ----
Consolidated Financial Statements
(in Canadian dollars)

Years ended 30 September 2004 and 2003

Auditor's Report                                                        F-1

Consolidated Financial Statements                                       F-2

Consolidated Balance Sheet                                              F-3

Consolidated Statement of Operations and Deficit                        F-4

Consolidated Statement of Changes in Cash                               F-5

Notes to the Consolidated Financial Statements                       F-6 to F-11

GORDON K.W. GEE                     #101 - 325 Howe Street Vancouver, BC V6C 1Z7
CHARTERED ACCOUNTANT                                  Telephone:(604) 689 - 8815
AN INCORPORATED PROFESSIONAL                         Facsimile: (604) 689 - 8838
--------------------------------------------------------------------------------


                          INDEPENDENT AUDITOR'S REPORT


To the Shareholders of PeakSoft Multinet Corporation (formerly PeakSoft Corporation):

I have audited the consolidated balance sheet of PeakSoft Multinet Corporation as at 30 September 2004 and 2003, the consolidated statements of operations and deficit and changes in cash for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

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

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 30 September 2004 and 2003 and the consolidated results of its operations and the changes in its cash for the years then ended in accordance with generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended 30 September 2004 and shareholders' equity to the extent summarized in note 11 to the financial statements.

                                                       /s/ Gordon K.W. Gee
                                                       --------------------
                                                       Gordon K.W. Gee
Vancouver, B.C., Canada                                Chartered Accountant
08 February 2005

GORDON K.W. GEE                     #101 - 325 Howe Street Vancouver, BC V6C 1Z7
CHARTERED ACCOUNTANT                                  Telephone:(604) 689 - 8815
AN INCORPORATED PROFESSIONAL                         Facsimile: (604) 689 - 8838
--------------------------------------------------------------------------------


COMMENTS BY AUDITOR FOR U.S. READERS ON CANADIAN-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. My report to the shareholders dated 8 February 2005 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.


                                                       /s/ Gordon K.W. Gee
                                                       --------------------
                                                       Gordon K.W. Gee
Vancouver, B.C., Canada                                Chartered Accountant
03 March 2005 (Issued For USA)

PEAKSOFT MULTINET CORPORATION
CONSOLIDATED BALANCE SHEET (IN CANADIAN DOLLARS)
AS AT 30 SEPTEMBER
--------------------------------------------------------------------------------
                                                         2004             2003
                                                           $                $
ASSETS

   CURRENT ASSETS
      Cash                                                  739             474
      Prepaids and deposits                                  --           5,000

                                                            739           5,474
LIABILITIES AND SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES:

      Accounts payable and accrued liabilities        4,158,993       3,402,180
      Notes payable (Note 3)                          4,900,744       4,900,744
                                                    ----------------------------
                                                      9,059,737       8,302,924
                                                    ----------------------------

   SHAREHOLDERS' EQUITY:
      Share capital (Note 5)                          9,019,271       9,019,271

      Accumulated deficit                           -18,078,269     -17,316,721
                                                    ----------------------------
                                                     -9,058,998      -8,297,450
                                                    ----------------------------
                                                            739           5,474

--------------------------------------------------------------------------------
(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS)

ON BEHALF OF THE BOARD:


      /s/ Jesyka A, Clarkson                                  /s/ T.W. Metz
      ----------------------                                  ------------------
      Jesyka A, Clarkson                                      T.W. Metz
      DIRECTOR                                                CEO & Acting CFO &
                                                              DIRECTOR

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT (IN CANADIAN DOLLARS)
FOR THE YEARS ENDING 30 SEPTEMBER

----------------------------------------------------------------------------------------------------------

                                                             2004              2003                 2002
                                                               $                 $                    $
OPERATING EXPENSES:
       Amortization                                                -                 -                  -
       General and administration                            396,680           569,511            461,758
       Research and development                                    -                 -                  -
LOSS
       BEFORE THE UNDERNOTED                                 396,680           569,511            461,758

Interest on short term debt                                  364,868           363,873            363,871
Loss on disposition of capital assets                              -                 -             40,630
Other income                                                       -          -364,862                  -
                                                          ------------------------------------------------
LOSS                                                         761,548           568,522            866,259
                                                          ------------------------------------------------
ACCUMULATED DEFICIT, BEGINNING OF YEAR,
AS PREVIOUSLY STATED                                      17,316,721        16,748,199         14,297,378
ADJUSTMENT FOR PRIOR YEAR LOSS ON INVESTMENT                       -                 -          1,584,562
                                                          ------------------------------------------------
ACCUMULATED DEFICIT, END OF YEAR, AS RESTATED             17,316,721        16,748,199         15,881,940
                                                          ------------------------------------------------
ACCUMULATED DEFICIT, END OF YEAR                          18,078,269        17,316,721         16,748,199

LOSS PER COMMON SHARE                                           0.20              0.15               0.29
                                                          ------------------------------------------------

----------------------------------------------------------------------------------------------------------
(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS)


                                                    F-4

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN CASH (IN CANADIAN DOLLARS)
AS AT 30 SEPTEMBER

---------------------------------------------------------------------------------------------------------
                                                              2004             2003               2002
                                                                $                $                  $
CASH PROVIDED BY (USED IN ):

OPERATIONS:
       Net earnings (loss)                                  -761,548         -568,522           -866,259

        Capital assets disposed                                    -                -             18,072
       Change in non-cash operating
            working capital                                  761,813          595,953            820,295
                                                      ---------------------------------------------------
                                                                 265           27,431            -27,892
                                                      ---------------------------------------------------
FINANCING:
       Increase (decrease) in
            obligation under capital leases                        -                -                  -
       Increase (decrease) in deferred
       proceeds on
            Proposed business transactions                         -          -75,000             75,000
                                                      ---------------------------------------------------

INCREASE (DECREASE) IN CASH POSITION                             265          -47,569             47,108

CASH, BEGINNING OF YEAR                                          474           48,043                935
                                                      ---------------------------------------------------

CASH, END OF YEAR                                                739              474             48,043

---------------------------------------------------------------------------------------------------------
(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS)


                                                  F-5

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Years ended 30 September 2004 and 2003


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

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Years ended 30 September 2004 and 2003

3.       NOTES PAYABLE:

                                                      2004              2003
                                                        $                 $
                                                  ------------------------------
         Notes payable bearing interest
         at 12% per annum with interest paid
         quarterly, and specific repayment terms.
                                                  4,900,744           4,900,744
                                                  ==============================

4.       DEFERRED FUNDS ON PROPOSED BUSINESS TRANSACTIONS

         The company received funds from another corporation to assist in future business endeavours.

5.       SHARE CAPITAL:

                                                                          SHARES          AMOUNT
                                                                            #                $
                                                                        -------------------------
            AUTHORIZED:
            Unlimited voting common shares without par value

            ISSUED:
            Balance, 01 October 1994                                       82,036         94,580
            Issued amount year ended 30 September 1995:
                     Issued to founders                                   293,018             --
                     Issued for cash                                      324,287        948,865
                     Issue for services and technology                     19,407         45,700
                     Less share issuance costs                                 --       (193,278)
            Issued amount year ended 30 September 1996:
                     Issued for cash                                      143,893        667,500
                     Issued for services and technology                   213,026      1,835,537

            Issued amount year ended 30 September 1997:
                     Issued for cash                                      443,158      2,496,498
                     Issued for services and technology                    11,855         75,969
                     Less share issuance costs                                 --       (191,916)
            Issued amount year ended 30 September 1998:
                     Issued for cash                                      211,497        623,281
            Issued amount year ended 30 September 1999:
                     Issued for cash                                    2,052,743      2,981,847
                     Less share issuance costs                                 --       (429,128)
            Issued amount year ended 30 September 2000:
                     Issued for services                                   36,054         63,816
                                                                        -------------------------

            Balance, 30 September 2004, 2003, 2002 and 2001             3,830,974      9,019,271
                                                                        =========================


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

Years ended 30 September 2004 and 2003


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

8.       LOSS PER COMMON SHARE:
         Loss per common share is based on the weighted average number of common shares outstanding during the year.


9.       RELATED PARTY TRANSACTIONS:

         The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:

                                                               2004               2003            2002
                                                                 $                  $               $
                                                           -----------------------------------------------
         Salaries to directors and officers                    395,218           378,977          509,288
         *Interest accrued on notes due to shareholders        364,868           363,873          363,871
         **Legal fees paid to a former employee                 15,055            47,816            3,500
                                                           -----------------------------------------------

                                                               775,141           790,666          876,659
                                                           ===============================================

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.


         Loss in accordance with United States GAAP           761,548            568,522          866,259
                                                           ===============================================

         Loss per common share                             $     0.20         $     0.15       $     0.23
                                                           ===============================================

         Weighted average number of shares used
         for calculation                                    3,830,974          3,830,974        3,830,974
                                                           -----------------------------------------------



10. UNITED STATES GAAP RECONCILIATION:
         The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

         (a)      LOSS AND LOSS PER SHARE:

                                                               2004             2003               2002
                                                                 $                $                  $
                                                           -----------------------------------------------
         Loss in accordance with Canadian GAAP               761,548           568,522            866,259
                                                           ===============================================


                                                        F-8

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Years ended 30 September 2004 and 2003



         (b)      BALANCE SHEET:
                  The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

                                                 30 SEPTEMBER 2003                     30 SEPTEMBER 200

                                            CANADIAN         UNITED STATES         CANADIAN        UNITED STATES
                                              GAAP                GAAP               GAAP               GAAP
                                               $                   $                  $                  $
                                         -----------------------------------------------------------------------
                  Accumulated deficit     18,078,269           17,368,581         17,316,721         16,494,492
                                         =======================================================================

         (c)      STATEMENT OF CASH FLOWS:

                  Cash used in operations and cash provided by financing activities would decrease by 2004 - $ nil and 2003 - $ nil.

         (d)      RESEARCH AND DEVELOPMENT:
                  In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is charged to operations as it is incurred.

         (e)      STOCK BASED COMPENSATION:
                  The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, no compensation expense has been recognized for its stock based compensation plans in 2004 (2003 - nil, 2002 - nil, 2001 - nil).

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

                                                              2004         2003         2002
                                                                $            $            $
                                                           -----------------------------------
                  Loss - as reported                        761,548      568,522      866,259
                  Loss per common share - as reported          0.20         0.15         0.23

                  Loss per common share - adjusted             0.20         0.15         0.23



                                                  F-9

PEAKSOFT MULTINET CORPORATION


Notes to the Consolidated Financial Statements

Years ended 30 September 2004 and 2003



         The fair value of each option grant is estimated on the date of the grant using the following assumptions:

                                                      2004      2003       2002
                                                     ---------------------------
         Expected dividend yield                       0%         0%        0%
         Expected stock price volatility              n/a.       n/a.      n/a.
         Risk-free interest rate                      n/a.       n/a.      n/a.
         Expected life of options                     n/a.       n/a.      n/a.


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

11.      COMMITMENTS:
         The Company has committed to reimbursing an officer for salaries unpaid. The amount recorded in the accounts is $2,421,052. The committed salary for the 2005 year is $490,135.

12.      INCOME TAXES:
         The Company has non-capital losses from foreign and Canadian operation available for offset against future taxable income totaling approximately USD $4,816,800 in the United States and CDN $8,580,800 in Canada.

         The following is subject to regulatory and shareholder approval:

         (a) Subsequent to this year-end the Company has resolved to convert certain debts for shares at CDN$0.26 per share. If the shares for debt arrangement were to be in effect at the year-end, the liabilities and shareholders' equity on the balance sheet would be as follows:

                                                                2004            2003                2002
                                                                  $               $                   $
                                                           ----------------------------------------------
                            Liabilities                             --               --               --

                            Shareholder's Equity
                              Share Capital                 18,038,542       18,038,542       18,038,542
                            Accumulated Deficiency         (18,078,269)    ( 17,316,721)     (14,297,378)
                                                           ----------------------------------------------
                                                                39,727          721,821        3,741,164
                                                           ==============================================


                                                          F-10

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

Date: March 21, 2005

/s/ Timothy W. Metz
-----------------------
[Signature]
President/Chief Executive Officer

ITEM 18 - Financial Statements See Item 17.


ITEM 19 - Financial Statements and Exhibits

(A)     Financial Statements

         Peaksoft Multinet Corp.

                  Report of Independent Auditors

                           Comments by Auditor for US readers on Canadian - US reporting difference

                           Consolidated Balance Sheets as of September 30, 2004 and 2003

                           Consolidated Statements of Operations and Deficit for the Years Ended September 30, 2004, 2003 and 2002

                           Consolidated Statement of Changes in Financial Position for the Years Ended September 30, 2004, 2003 and 2002

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

* AS PREVIOUSLY FILED IN OUR FORM 20-F/A FILED ON September 4, 1998.

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

*** AS PREVIOUSLY FILED IN OUR FORM 20-F FILED ON January 6, 2003

****Exhibit 68 - Debt Conversion Agreement Jesyka Anne Clarkson - October 3,
2002

****Exhibit 69 - Debt Conversion Agreement Timothy Metz - January 22, 2003

**** AS PREVIOUSLY FILED IN OUR FORM 20-F FILED ON February 14, 2003

*****Exhibit 70 - Material Change Report and Press Release - June 10, 2003

*****AS PREVIOUSLY FILED IN OUR FORM 20-F FILED ON February 10, 2004