Form 20-F
period 2005-09-30
PEAKSOFT MULTINET CORP
filed 2006-02-06
CIK 1058429

                     US SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended September 30, 2005

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

PART IV
ITEM 17 - FINANCIAL STATEMENTS (Annual Report)
ITEM 18 - FINANCIAL STATEMENTS NOT APPLICABLE
ITEM 19 - FINANCIAL STATEMENTS - (SEE ITEM 17) & EXHIBITS

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

On February 3, 2004 the British Columbia Securities Commission issued an Order granting the action sought in PeakSoft's application.

Subsequent Events:

On 6 November 2005, the Company entered into a Promissory Note loan agreement with the Japanese corporation. The loans resulted from the interest by the Japanese and the Company to have PeakSoft Multinet Corp merge with an affiliate of the Japanese corporation. Accordingly, the Japanese corporation has advanced funds to PeakSoft for day to day operations until the merger decision is made. Upon closing of the potential merger, it is anticipated that CDN$ 125,000 of the amount advanced will apply to the purchase price. It is also anticipated that any amounts in excess of the $125,000 will be converted to common shares at CDN$0.26 per share. Interest accrues at a nominal interest rate per annum and the principle amount of the loan is secured by the pledge of shares in PeakSoft that I own. The interest accrued and charged will also be applied to the purchase price of PeakSoft. All of this naturally will be subject to the approval of the shareholders and regulatory agencies.

On December 21, 2005, subsequent to the end of the year, the Company was moved from the TSX-V to the TSX-V NEX board (symbol: PKS.H). All TSX Venture listed companies that did not meet Tier 2 Tier Maintenance Requirements ("TMR") were transferred to NEX. "A company listed on NEX may continue to have its securities listed for an indefinite period of time provided that it meets NEX listing requirements."

BUSINESS OF THE CORPORATION

Overview

2005 was a year of change for PeakSoft. With the close of the sale of Peak.com previously announced, the Company continues to direct its focus upon merger/acquisition/financing activities.

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

Significant long run growth is expected in B2B electronic commerce (B2BEC). It is forecast that the volume of goods and services sold through B2BEC will reach $7.29 trillion worldwide in 2004. (1) This is forecast to consist of up to 13.3% services and 86.7% goods. (2) Approximately one in every one hundred B2B transactions in the US was conducted online in 2000. This is expected to increase to one in ten by 2004. (3) Transaction volumes in 2000 were forecast to reach US$ 250 billion, representing a 1.3% penetration of all on and off line B2B transactions. (4)

--------
(1) Source: "Forecast Analysis: Triggering the B2B Electronic Commerce Explosion" Gartner Group Inc, January 31, 2000.

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

According to a January 2002 survey compiled by NUA Internet Services, nearly
164.14 million, which is 58.5% of the population (source Nielsen Net Ratings) persons in the United States and Canada used the Internet or accessed on-line services. This represents a growth rate of 911.89 percent over 1995. The number of Internet users globally is expected to grow to 945 million by 2004 according to the Computer Industry Almanac, which represents a growth of 173% over the next 2 years. According to an article published in the "Cyber Atlas" on March 11, 2002, the Computer Industry Almanac is predicting that "--- the number of PCs will grow at a compound annual growth rate of 11.4 percent over the next six years to more than 1.15 billion PCs by the end of 2007".


         PCS IN USE BY REGION
         (millions)
                               1995     2000     2001     2007
                               ----     ----     ----     ----
         Worldwide             229      530      603      1,150
         Share in homes        35.2%    43.5%    45.1%    52.3%
         United States         93.5     162      175      251
         Share in homes        36.9%    49.0%    50.4%    54.6%
         Western Europe        62.4     139      158      285
         Share in homes        39.2%    48.5%    49.9%    52.9%
         Asia-Pacific          43.6     139      166      367
         Share in homes        29.3%    35.8%    38.3%    53.9%
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

RESEARCH AND DEVELOPMENT

As of September 30, 2005 the Company had no hardware and software engineers employed full time in research and development.

Research, development and associated expenses were CDN $0.0 for Fiscal 2005, CDN $0.0 for Fiscal 2004, CDN $0.0 for Fiscal 2003, CDN $0.0 Fiscal 2002, CDN$146 for fiscal 2001, CDN$105,095 for fiscal 2000, CDN$282,099 for fiscal 99, CDN$531,860 for fiscal 98, CDN$641,426 for fiscal 97, CDN$321,740 for fiscal 96 and CDN$31,871 for fiscal 1995.

RISK FACTORS

The purchase of Common Shares of the Corporation must be considered highly speculative due to the nature of the Corporations business, its relatively early stage of development and the intensely competitive, rapidly changing nature of the Internet industry which has a number of participants which possess greater resources than the Corporation.

The Corporation is a development stage company, which has not yet achieved profitability. Its accumulated deficit, in accordance with generally accepted accounting principles in Canada, as of September 30, 2005 was CDN$18,738,669. There can be no assurance that the Corporation will be able to achieve or sustain profitable operations. The Corporation expects to continue to incur significant operating losses as it continues to devote significant financial resources to merger/acquisition/new financing activities. There can be no assurance that the Corporation will successful in these efforts or commercialize its products and reach break-even or profitability in the near future, or ever. Due to lack of sales there was a loss incurred for the fiscal year ended September 30, 2005 of CDN$660,400. As a result of the foregoing, investors could lose their entire investment in the Corporation.

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

On 6 November 2005, subsequent to the end of the year, the Company entered into a Promissory Note loan agreement with the Japanese corporation. The loans resulted from the interest by the Japanese and the Company to have PeakSoft Multinet Corp merge with an affiliate of the Japanese corporation. Accordingly, the Japanese corporation has advanced funds to PeakSoft for day to day operations until the merger decision is made. Upon closing of the potential merger, it is anticipated that CDN$ 125,000 of the amount advanced will apply to the purchase price. It is also anticipated that any amounts in excess of the $125,000 will be converted to common shares at CDN$0.26 per share. Interest accrues at a nominal interest rate per annum and the principle amount of the loan is secured by the pledge of shares in PeakSoft that I own. The interest accrued and charged will also be applied to the purchase price of PeakSoft. All of this naturally will be subject to the approval of the shareholders and regulatory agencies.

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

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by conditions and events that cast substantial doubt on the Companys ability to continue as a going concern, such as those described in note 1 to the financial statements. The auditors report to the shareholders dated 28 January 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when these are adequately disclosed in the financial statements. Accordingly, the auditors included a notice to US readers to this effect.

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

Title of Class  Identity of Person or Group      Amount Owned   Percent of Class
-------------   ---------------------------      ------------   ----------------

Common Stock      Colin Morse (Former Director)    32,093             .84

Common Stock      T.W.  Metz  (Officer/Director)   38,233            1.00
Common Shares     All Directors/Officers           70,326            1.84
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

2005
------
First Quarter          0.10        0.10                    0
Second Quarter         0.10        0.10                    0
Third Quarter          0.10        0.10                    0
Fourth Quarter         0.10        0.10                    0


The closing price of the Common Shares of PeakSoft on the Toronto Venture Exchange NEX board on January 28, 2005 was CDN$0.10.

As of January 28, 2005 29.2 percent of the registered shares were held in the U.S.

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

ITEM 8 - SELECTED FINANCIAL DATA

Set forth below is certain selected consolidated financial data of the Company for each of the past 5 years ended September 30, 2005. The selected consolidated financial information is derived from the Companys audited consolidated financial statements for such periods. The Companys consolidated financial statements are prepared in accordance with Canadian GAAP with United States GAAP reconciliation in note 10 to the audited financial statements. The information set forth below should be read in conjunction with Managements Discussion and Analysis of Financial Condition and Results of Operations and the Companys audited financial statements.

SUMMARY OF OPERATIONS
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30

                                    2005          2004          2003         2002           2001
                                    ----          ----          ----         ----           ----
Sales                                   0             0             0             0        32,233
Net Earnings (Loss) from
  Continuing Operations          (660,400)     (761,548)     (568,522)     (866,259)   (2,947,014)
Earnings (Loss Per Share)
  from Continuing Operations        (0.17)        (0.20)        (0.15)        (0.29)        (0.78)

         *Post Consolidation
SUMMARY OF BALANCE SHEET
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30
                                    2005          2004          2003         2002           2001
                                    ----          ----          ----         ----           ----
Working Capital                (9,719,398)   (9,058,998)   (8,297,450)   (7,653,928)   (5,296,079)
Total Assets                          434           739         5,474        65,431       120,233
Total Current Liabilities       9,719,832     9,059,737     8,302,924     7,794,359     5,398,412
Long Term Debt and
  Obligation Under Capital Leases       0             0             0             0             0
Shareholders Equity (Deficit)  (9,719,398)   (9,058,998)   (8,297,450)   (7,728,928)   (5,278,107)


(a) CANADIAN AND US DOLLAR EXCHANGE RATES

A history of US-Canadian dollar exchange rates, as of September 30, for the indicated years is set forth below. All amounts shown represent noon buying rates for cable transfers in New York City certified funds for customs purposes by the Federal Reserve Bank of New York. The source for this data is the Federal Reserve Bulletin and Digest.

             HIGH SCAN              LOW SCAN               AVERAGE
          CAN/US   US/CAN        CAN/US   US/CAN       CAN/US   US/CAN
          ------   ------        ------   ------       ------   ------
1991      1.1229   .8906         1.1589   .8628        1.1457   .87283
1992      1.1748   .8512         1.2858   .7777        1.214     .8237
1993      1.2497   .8002         1.3367   .7481        1.2901    .7751
1994      1.3408   .7458         1.4086   .7099        1.3736    .7280
1995      1.3507   .7404         1.4074   .7105        1.3686    .7307
1996      1.3852   .7219         1.3290   .7525        1.3630    .7337
1997      1.4395   .6947         1.3364   .7483        1.3850    .7220
1998      1.5845   .7304         1.3686   .6307        1.4598    .6857
1999      1.5465   .6917         1.4447   .6463        1.4849    .6731
2000      1.5625   .6983         1.4310   .6397        1.4853    .6740
2001      1.6058   .6714         1.4895   .6227        1.5489    .6462
2002      1.6195   .6656         1.5024   .6175        1.5702    .6373
2003      1.5991   .7512         1.3305   .6252        1.4684    .6853
2004      1.4003   .7886         1.2672   .7138        1.3257    .7550
2005      1.2755   .8691         1.1620   .7836        1.2235    .8181

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

The Company's financial statements are prepared in accordance with generally accepted accounting principles in Canada and are presented in Canadian dollars. Significant differences between generally accepted accounting principles in Canada and the United States are disclosed in note 10 to the financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year Ended September 30, 2005 Compared to Year Ended September 30, 2004

The following discussion should be read in conjunction with the financial statements and the notes thereto:

Revenue remained at CDN $0.0 for the year ended September 30, 2005 as it was in the comparable period in 2004. This is primarily due to the lack of operating capital to provide for sales and marketing. Cost of goods sold also remained at CDN $0.0 for the year ended September 30, 2005 as it was in the comparable period in 2004, again due to the lack of operating capital to provide for sales and marketing.

Amortization remained at CDN $ 0.0 for the year ended September 30, 2005 as it was during the comparable period in 2004. This was due to the disposition of fixed assets in 2001 and 2002.

General and administration expenses decreased from CDN $396,680 for the year ended September 30, 2004 in the comparable period in 2005 to CDN $296,527. This 25.25% decrease was primarily due to decreased legal and accounting expenses associated with the Company's efforts to identify and negotiate a merger/acquisition/business opportunity now that the partial revocation of the Cease Trade Orders have been obtained from the Alberta Securities Commission, the British Columbia Securities Commission and the Ontario Securities Commission, as previously reported During the year, the Company renewed its employment contract with key management personnel with the approval of the directors.

Selling and marketing expenses remained at CDN $0.0. This was primarily due to the lack of operating capital to provide for sales and marketing.

Research and development expenses remained at CDN $0.0 for the year ended September 30, 2005 in the comparable period in 2004. This was primarily due to management's continued focus on seeking a merger/acquisition/business opportunity for the Company as well as the lack of operating capital.

The loss for 2005 was CDN $660,400 ($0.17 per share post-consolidation) down from, CDN $761,548 ($0.20 per share post-consolidation) in the comparable period in 2004 This decrease in the loss resulted primarily from expenses associated with the Company's focus on obtaining a merger/acquisition/new business opportunity for the Company.

Liquidity and Capital Resources

As of September 30, 2005, the Company had a cash balance of CDN $434.

Capital assets remained at CDN $0.0 for the year ended September 30, 2005 as it was in the comparable period in 2004 due to all Capital assets being transferred to Peak.com, Inc., which was sold to IncuLab in November 2000.

Net assets were decreased from CDN $739 for the year ended September 30, 2004 in the comparable period in 2005 to CDN $434.

Accounts payable and accrued liabilities increased from CDN $9,059,737 for the year ended September 30, 2004 to CDN $9,719,832 in the comparable period of 2005. This increase was primarily due to interest, unpaid remuneration as well as professional fees.

"T.W. Metz" (signed)
Timothy W. Metz
President


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

On February 3, 2004 the British Columbia Securities Commission issued an Order granting the action sought in PeakSoft's application.

Subsequent Events:

On 6 November 2005, the Company entered into a Promissory Note loan agreement with the Japanese corporation. The loans resulted from the interest by the Japanese and the Company to have PeakSoft Multinet Corp merge with an affiliate of the Japanese corporation. Accordingly, the Japanese corporation has advanced funds to PeakSoft for day to day operations until the merger decision is made. Upon closing of the potential merger, it is anticipated that CDN$ 125,000 of the amount advanced will apply to the purchase price. It is also anticipated that any amounts in excess of the $125,000 will be converted to common shares at CDN$0.26 per share. Interest accrues at a nominal interest rate per annum and the principle amount of the loan is secured by the pledge of shares in PeakSoft that I own. The interest accrued and charged will also be applied to the purchase price of PeakSoft. All of this naturally will be subject to the approval of the shareholders and regulatory agencies.

On December 21, 2005, subsequent to the end of the year, the Company was moved from the TSX-V to the TSX-V NEX board (symbol: PKS.H). All TSX Venture listed companies that did not meet Tier 2 Tier Maintenance Requirements ("TMR") were transferred to NEX. "A company listed on NEX may continue to have its securities listed for an indefinite period of time provided that it meets NEX listing requirements."

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

Name and Municipality         Positions Held with
Of Residence                  the Corporation
------------                  ---------------

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

Principle Occupation:         Legal Secretary

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

Jesyka Anne Clarkson, Director, since October 2002

Ms Clarkson brings to the board a substantial measure of experience in the record keeping required of Canadian companies. Given the activities that PeakSoft is currently contemplating, Ms Clarkson is well suited to assist the company to comply with regulatory requirements and to surmount regulatory hurdles. Ms. Clarkson is a legal secretary in the firm of Newcomb & Company of Duncan, BC Canada.

ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

PeakSoft currently has one executive officer (following the resignation of one executive officer in April 2000). No cash compensation was paid to the one executive officer of PeakSoft, directly or indirectly, during the year ended September 30, 2005. The salary was booked. There are no funds set aside or accrued by the Company for pension, retirement, or similar benefits.

Compensation Summary

The table below sets forth information concerning the compensation of the Corporations Chief Executive Officer for the fiscal years ended September 30,2005,2004,2003,2002,2001,2000,1999, 1998, 1997, 1996, 1995 and 1994.

                                        Annual Compensation
Name and                                -------------------    All Other
Principal Position          Year         Salary     Bonus     Compensation
--------------------        ----         ------     -----     ------------
Timothy W. Metz         Calendar 2005   490,135    (CDN$ Accrued)

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

Restricted Shares or Restricted Share Units: none

Payouts:
LTIP Payouts: none

All Other Compensation: none

The following information concerns individual grants of options to purchase or acquire securities of the Corporation made during the year ended September 30, 2005 to the Corporations Chief Executive Officer.

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

At January 28, 2006, there are no options to acquire Common Shares outstanding:

GROUP         NO. OF SHARES    DATE OF EXPIRY    EXERCISE PRICE
              UNDER OPTION     GRANT             DATE             PER SHARE
              ------------     -----             ----             ---------
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

Director/Officer Indebtedness: The Company is indebted to its President in the aggregate of CDN$2,955,688, CDN$385,958 of which has been agreed to be converted to common shares of the Company as discussed in Item 1 "Background of the Corporation".

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

ITEM 16 - CHANGES IN SECURITIES,CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS- NOT APPLICABLE


PART IV

ITEM 17 - Financial Statements


                          PEAKSOFT MULTINET CORPORATION
                              (IN CANADIAN DOLLARS)

                        CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED 30 SEPTEMBER 2005 AND 2004

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)

YEARS ENDED 30 SEPTEMBER 2005 AND 2004





Auditor's Report

Consolidated Financial Statements

Consolidated Balance Sheet

Consolidated Statement of Operations and Deficit

Consolidated Statement of Changes in Cash

Notes to the Consolidated Financial Statements

GORDON K.W. GEE
CHARTERED ACCOUNTANT               #601 - 325 Howe Street Vancouver, BC V6C 1Z7
AN INCORPORATED PROFESSIONAL       Telephone: (604) 689 - 8815
                                   Facsimile: (604) 689 - 8838
--------------------------------------------------------------------------------


                          INDEPENDENT AUDITOR'S REPORT


To the Shareholders of PeakSoft Multinet Corporation:

I have audited the consolidated balance sheet of PeakSoft Multinet Corporation as at 30 September 2005 and 2004, the consolidated statements of operations and deficit and changes in cash for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

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

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 30 September 2005 and 2004 and the consolidated results of its operations and the changes in its cash for the years then ended in accordance with generally accepted accounting principles.

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


                                                  /s/ Gordon K.W. Gee

                                                  "Gordon K.W. Gee"
Vancouver, B.C., Canada                           Chartered Accountant
28 January 2006

GORDON K.W. GEE
CHARTERED ACCOUNTANT                #601 - 325 Howe Street Vancouver, BC V6C 1Z7
AN INCORPORATED PROFESSIONAL        Telephone: (604) 689 - 8815
                                    Facsimile: (604) 689 - 8838

--------------------------------------------------------------------------------



COMMENTS BY AUDITOR FOR U.S. READERS ON CANADIAN-U.S. REPORTING DIFFERENCE



In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. My report to the shareholders dated 28 January 2006 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.




                                                  /s/ Gordon K.W. Gee
                                                  "Gordon K.W. Gee"
Vancouver, B.C., Canada                           Chartered Accountant
28 January 2006


PEAKSOFT MULTINET CORPORATION
CONSOLIDATED BALANCE SHEET (IN CANADIAN DOLLARS)
AS AT 30 SEPTEMBER
----------------------------------------------------------------------------------
                                                           2005           2004
                                                             $              $
                                                        -----------    -----------
ASSETS


CURRENT ASSETS

    Cash                                                        434            739
                                                        ===========   ============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

    Accounts payable and accrued liabilities (Note 3)     4,819,088      4,158,993
    Notes payable (Note 4)                                4,900,744      4,900,744
                                                        -----------    -----------
                                                          9,719,832      9,059,737
 Contingent Liability (Note 5)
SHAREHOLDERS' EQUITY:
    Share capital (Note 6)                                9,019,271      9,019,271

    Accumulated deficit                                 -18,738,669    -18,078,269
                                                        -----------    -----------
                                                         -9,719,398     -9,058,998
                                                        -----------    -----------
                                                                434            739
                                                        ===========    ===========

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS)

ON BEHALF OF THE BOARD:

T.W. METZ, DIRECTOR                                    JESYKA CLARKSON, DIRECTOR





PEAKSOFT MULTINET CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT (IN CANADIAN DOLLARS)
FOR THE YEARS ENDING 30 SEPTEMBER

--------------------------------------------------------------------------------

                                               2005         2004         2003
                                                 $           $            $
                                            ----------   ----------   ----------

OPERATING EXPENSES:
   General and administration                  296,527      396,680      569,511
                                            ----------   ----------   ----------

LOSS BEFORE THE UNDERNOTED                     296,527      396,680      569,511

Interest on short term debt                    363,873      364,868      363,873

Other income                                        --           --     -364,862
                                            ----------   ----------   ----------

LOSS                                           660,400      761,548      568,522

ACCUMULATED DEFICIT, BEGINNING OF YEAR,     18,078,269   17,316,721   16,748,199
                                            ----------   ----------   ----------

ACCUMULATED DEFICIT, END OF YEAR            18,738,669   18,078,269   17,316,721
================================================================================

LOSS PER COMMON SHARE                             0.17         0.20         0.15
================================================================================

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS)






PEAKSOFT MULTINET CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN CASH (IN CANADIAN DOLLARS)
AS AT 30 SEPTEMBER
----------------------------------------------------------------------------------

                                                2005          2004        2003
                                                 $             $            $
                                              ----------   ----------   ----------
CASH PROVIDED BY (USED IN):

OPERATIONS:
       Net earnings (loss)                      -660,400     -761,548     -568,522

       Change in non-cash operating
            working capital                      660,095      761,813      595,953
                                              ----------   ----------   ----------
                                                    -305          265       27,431
FINANCING:

       Increase (decrease) in deferred proceeds on
            Proposed business transactions             -            -       75,000
                                              ----------   ----------   ----------

INCREASE (DECREASE) IN CASH POSITION                -305          265      -47,569

CASH, BEGINNING OF YEAR                              739          474       48,043
                                              ----------   ----------   ----------

CASH, END OF YEAR                                    434          739          474



(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS)

PEAKSOFT MULTINET CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED 30 SEPTEMBER 2005 AND 2004

The Company is incorporated under the Laws of Alberta, Canada and its principal business activities were providing Internet software to corporate and individual users, and providing Internet portal facilities. At the present time, the corporation is seeking new business ventures.

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

PEAKSOFT MULTINET CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED 30 SEPTEMBER 2005 AND 2004

3. ACCOUNTS PAYABLE, ADVANCES

     Included in accounts payable is $194,554 in advances, for operations, from a Japanese corporation, that is desirous of merging PeakSoft Multinet Corp with one of its affiliated companies. Subsequent to the year end, a promissory note was signed for the advances, see Note 13.

4.  NOTES PAYABLE:
                                                          2005           2004
                                                           $              $
                                                       -----------   -----------
     Notes payable bearing interest at 12% per
     annum with interest paid quarterly and no
     specific repayment terms.                           4,900,744     4,900,744

5. CONTINGENT LIABILITY

     During the year, the Company was assessed for British Columbia Capital tax of about $47,000. The Company has reviewed the arbitrary assessment and believes that the assessment is incorrect. Currently, an objection has been filed and the authorities are reviewing the supporting documentation to dismiss the assessment.


6. SHARE CAPITAL:
                                                          SHARES       AMOUNT
                                                            #            $
                                                       -----------   -----------
     AUTHORIZED:
       Unlimited voting common shares without par value

     ISSUED:
       Balance, 01 October 1994                             82,036       94,580

       Issued amount year ended 30 September 1995:
       Issued to founders                                  293,018            -
       Issued for cash                                     324,287      948,865
       Issue for services and technology                    19,407       45,700
       Less share issuance costs                                 -     (193,278)

       Issued amount year ended 30 September 1996:
       Issued for cash                                     143,893      667,500
       Issued for services and technology                  213,026    1,835,537

       Issued amount year ended 30 September 1997:
       Issued for cash                                     443,158    2,496,498
       Issued for services and technology                   11,855       75,969
       Less share issuance costs                                 -     (191,916)

       Issued amount year ended 30 September 1998:
       Issued for cash                                     211,497      623,281

       Issued amount year ended 30 September 1999:
       Issued for cash                                   2,052,743    2,981,847
       Less share issuance costs                                 -     (429,128)

       Issued amount year ended 30 September 2000:
       Issued for services                                  36,054       63,816
                                                       -----------   -----------
       Balance, 30 September 2001 to 2005                3,830,974    9,019,271
                                                       ===========   ===========

7. FAIR VALUE OF FINANCIAL INSTRUMENTS:TED][GRAPHIC OMITTED][GRAPHIC OMITTED]

     The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practical to estimate a value are as follows:

PEAKSOFT MULTINET CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED 30 SEPTEMBER 2005 AND 2004

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

8. LOSS PER COMMON SHARE:

     Loss per common share is based on the weighted average number of common shares outstanding during the year.

9. RELATED PARTY TRANSACTIONS:

     The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:

                                                      2005        2004         2003
                                                        $           $           $
                                                    ---------   ---------   ---------
     Salaries to directors and officers               398,930     395,218     378,977
     *Interest accrued on notes due to shareholders   363,873     364,868     363,873
     **Legal fees paid to a former employee            21,724      15,055      47,816
                                                    ---------   ---------   ---------
                                                      784,527     775,141     790,666
                                                    =========   =========   =========

     These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.

     Loss in accordance with United States GAAP       660,400     761,548     568,522
                                                    ---------   ---------   ---------

     Loss per common share                          $    0.17   $    0.20   $    0.15
                                                    ---------   ---------   ---------

     Weighted average number of shares used
      for calculation                               3,830,974   3,830,974   3,830,974
                                                    ---------   ---------   ---------

10. UNITED STATES GAAP RECONCILIATION:

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

     (a)  LOSS AND LOSS PER SHARE:

                                                       2005       2004        2003
                                                        $           $           $
                                                    ---------   ---------   ---------
     Loss in accordance with Canadian GAAP            660,400     761,548     568,522



PEAKSOFT MULTINET CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED 30 SEPTEMBER 2005 AND 2004

     (b)  BALANCE SHEET:
     The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

                                            30 SEPTEMBER 2005          30 SEPTEMBER 2004
                                        CANADIAN     UNITED STATES    CANADIAN     UNITED STATES
                                          GAAP           GAAP           GAAP           GAAP
                                            $             $               $              $
                                      ------------   ------------   ------------   ------------
     Accumulated deficit                18,738,669     18,028,981     18,078,269     17,368,581

     (c)  STATEMENT OF CASH FLOWS:
     Cash used in operations and cash provided by financing activities would decrease by 2005 - $ nil and 2004 - $ nil.

     (d)  RESEARCH AND DEVELOPMENT:
     In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is charged to operations as it is incurred.

     (e)  STOCK BASED COMPENSATION:
     The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board
     Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan.
     Under APB 25, no compensation expense has been recognized for its stock based compensation plans in 2005 (2004 - nil, 2003 - nil.)

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

                                                     2005        2004         2003
                                                      $            $            $
                                                  ----------   ----------   ----------
     Loss - as reported                              660,400      761,548      568,522

     Loss per common share - as reported                0.17         0.20         0.15

     Loss per common share - adjusted                   0.17         0.20         0.15

     The fair value of each option grant is estimated on the date of the grant using the following assumptions:

                                                     2005         2004        2003
                                                  ----------   ----------   ----------

     Expected dividend yield                               0%           0%           0%

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

PEAKSOFT MULTINET CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED 30 SEPTEMBER 2005 AND 2004

11. COMMITMENTS:

     The Company has committed to reimbursing an officer for salaries unpaid. The amount recorded in the accounts is USD $1,952,528. The committed salary for the 2006 fiscal year is USD$331,122.

12. INCOME TAXES:

     The Company has non-capital losses from foreign and Canadian operation available for offset against future taxable income totaling approximately USD $4,850,000 in the United States and CDN $8,500,000 in Canada.

     The following is subject to regulatory and shareholder approval:

     (a) Subsequent to this year-end the Company has resolved to convert certain debts for shares at CDN$0.26 per share. If the shares for debt arrangement were to be in effect at the year-end, the liabilities and shareholders' equity on the balance sheet would be as follows:

                                         2005           2004           2003
                                           $              $              $
                                     ------------   ------------   ------------
     Shareholder's Equity
       Share Capital                   18,038,542     18,038,542     18,038,542
     Accumulated Deficiency            18,788,669    (18,078,269)   (17,316,721)
                                     ------------   ------------   ------------
                                         (750,127)        39,727        721,821

     (b) Subsequent to the approval and issuance of the shares pursuant to the shares for debt conversions, the Company will have 26,973,525 shares outstanding.

13.   SUBSEQUENT EVENTS

     On 06 November 2005, the Company entered into a Promissory Note loan agreement with a Japanese corporation. The loans resulted from the interest by the two parties to have PeakSoft Multinet Corp. merge with an affiliate of the Japanese corporation. Accordingly, the Japanese corporation has advanced funds to PeakSoft Multinet Corp. for day to day operations until the merger decision is made. Upon closing of the merger, the initial CDN$125,000 loan will be applied to the purchase price of PeakSoft. Any amounts in excess of the $125,000 will converted to common shares at $0.26 per share. Interest accrues at a nominal interest rate per annum and the principal amount of the loan is secured by the pledge of shares in PeakSoft Multinet Corp, owned by the President. The interest accrued and charged will also be applied to the purchase price of PeakSoft Multinet Corp.

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

Date: February 3, 2006

"Timothy W. Metz"
----------------------------------
[Signature]
President/Chief Executive Officer

ITEM 18 - Financial Statements See Item 17.


ITEM 19 - Financial Statements and Exhibits

(A)     Financial Statements

         Peaksoft Multinet Corp.

                Report of Independent Auditors

                        Comments by Auditor for US readers on Canadian - US
                         reporting difference

                        Consolidated Balance Sheets as of September 30, 2005 and
                         2004

                        Consolidated Statements of Operations and Deficit for
                         the Years Ended September 30, 2005, 2004 and 2003

                        Consolidated Statement of Changes in Financial Position
                         for the Years Ended September 30, 2005, 2004 and 2003

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