Form 20-F
period 2006-09-30
PEAKSOFT MULTINET CORP
filed 2007-02-09
CIK 1058429

                     US SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended September 30, 2006

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

BUSINESS OF THE CORPORATION

Overview

The Company continued to direct its focus upon merger/acquisition/financing activities in 2006.

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

RESEARCH AND DEVELOPMENT

As of September 30, 2006 the Company had no hardware and software engineers employed full time in research and development.

Research, development and associated expenses were CDN $0.0 for Fiscal 2006, CDN $0.0 for Fiscal 2005, CDN $0.0 for Fiscal 2004, CDN $0.0 for Fiscal 2003, CDN $0.0 Fiscal 2002, CDN$146 for fiscal 2001, CDN$105,095 for fiscal 2000,
CDN$282,099 for fiscal 99, CDN$531,860 for fiscal 98, CDN$641,426 for fiscal 97, CDN$321,740 for fiscal 96 and CDN$31,871 for fiscal 1995.

RISK FACTORS

The purchase of Common Shares of the Corporation must be considered highly speculative due to the nature of the Corporations business, its relatively early stage of development and the intensely competitive, rapidly changing nature of the Internet industry which has a number of participants which possess greater resources than the Corporation.

The Corporation is a development stage company, which has not yet achieved profitability. Its accumulated deficit, in accordance with generally accepted accounting principles in Canada, as of September 30, 2006 was CDN$19,529,559. There can be no assurance that the Corporation will be able to achieve or sustain profitable operations. The Corporation expects to continue to incur significant operating losses as it continues to devote significant financial resources to merger/acquisition/new financing activities. There can be no assurance that the Corporation will successful in these efforts or commercialize its products and reach break-even or profitability in the near future, or ever. Due to lack of sales there was a loss incurred for the fiscal year ended September 30, 2006 of CDN$790,890. As a result of the foregoing, investors could lose their entire investment in the Corporation.

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

On 6 November 2005 the Company entered into a Promissory Note loan agreement with the Japanese corporation. The loans resulted from the interest by the Japanese and the Company to have PeakSoft Multinet Corp merge with an affiliate of the Japanese corporation. Accordingly, the Japanese corporation has advanced funds to PeakSoft for day to day operations until the merger decision is made. Upon closing of the potential merger, it is anticipated that CDN$ 125,000 of the amount advanced will apply to the purchase price. It is also anticipated that any amounts in excess of the $125,000 will be converted to common shares at CDN$0.26 per share. Interest accrues at a nominal interest rate per annum and the principle amount of the loan is secured by the pledge of shares in PeakSoft that I own. The interest accrued and charged will also be applied to the purchase price of PeakSoft. All of this naturally will be subject to the approval of the shareholders and regulatory agencies.

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

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by conditions and events that cast substantial doubt on the Companys ability to continue as a going concern, such as those described in note 1 to the financial statements. The auditors report to the shareholders dated 27 January 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when these are adequately disclosed in the financial statements. Accordingly, the auditors included a notice to US readers to this effect.

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

ITEM 2 - DESCRIPTION OF PROPERTY

The executive offices are located at 3930 Meridian Street, C117, Bellingham, WA 98226.

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

2006
-------
First Quarter          0.10        0.10                    0
Second Quarter         0.10        0.10                    0
Third Quarter          0.10        0.10                    0
Fourth Quarter         0.10        0.10                    0



The closing price of the Common Shares of PeakSoft on the Toronto Venture Exchange NEX board on January 27, 2007 was CDN$0.10.

As of January 27, 2007 29.2 percent of the registered shares were held in the U.S.

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

ITEM 8 - SELECTED FINANCIAL DATA

Set forth below is certain selected consolidated financial data of the Company for each of the past 5 years ended September 30, 2006. The selected consolidated financial information is derived from the Companys audited consolidated financial statements for such periods. The Companys consolidated financial statements are prepared in accordance with Canadian GAAP with United States GAAP reconciliation in note 10 to the audited financial statements. The information set forth below should be read in conjunction with Managements Discussion and Analysis of Financial Condition and Results of Operations and the Companys audited financial statements.

SUMMARY OF OPERATIONS
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30

                                    2006          2005          2004         2003           2002
                                    ----          ----          ----         ----           ----
Sales                                   0             0             0             0        0
Net Earnings (Loss) from
  Continuing Operations          (790,890)     (660,400)     (761,548)     (568,522)     (866,259)
Earnings (Loss Per Share)
  from Continuing Operations        (0.21)        (0.17)        (0.20)        (0.15)        (0.29)

         *Post Consolidation
SUMMARY OF BALANCE SHEET
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30
                                    2006          2005          2004         2003           2002
                                    ----          ----          ----         ----           ----
Working Capital                (10,510,288)   (9,719,398)   (9,058,998)   (8,297,450)   (7,653,928)
Total Assets                           302           434           739         5,474        65,431
Total Current Liabilities       10,510,590     9,719,832     9,059,737     8,302,924     7,794,359
Long Term Debt and
  Obligation Under Capital Leases       0             0             0             0             0
Shareholders Equity (Deficit)  (10,510,288)   (9,719,398)   (9,058,998)   (8,297,450)   (7,728,928)


(a) CANADIAN AND US DOLLAR EXCHANGE RATES

A history of US-Canadian dollar exchange rates, as of September 30, for the indicated years is set forth below. All amounts shown represent noon buying rates for cable transfers in New York City certified funds for customs purposes by the Federal Reserve Bank of New York. The source for this data is the Federal Reserve Bulletin and Digest.

             HIGH SCAN              LOW SCAN               AVERAGE
          CAN/US   US/CAN        CAN/US   US/CAN       CAN/US   US/CAN
          ------   ------        ------   ------       ------   ------
1991      1.1229   .8906         1.1589   .8628        1.1457   .87283
1992      1.1748   .8512         1.2858   .7777        1.214     .8237
1993      1.2497   .8002         1.3367   .7481        1.2901    .7751
1994      1.3408   .7458         1.4086   .7099        1.3736    .7280
1995      1.3507   .7404         1.4074   .7105        1.3686    .7307
1996      1.3852   .7219         1.3290   .7525        1.3630    .7337
1997      1.4395   .6947         1.3364   .7483        1.3850    .7220
1998      1.5845   .7304         1.3686   .6307        1.4598    .6857
1999      1.5465   .6917         1.4447   .6463        1.4849    .6731
2000      1.5625   .6983         1.4310   .6397        1.4853    .6740
2001      1.6058   .6714         1.4895   .6227        1.5489    .6462
2002      1.6195   .6656         1.5024   .6175        1.5702    .6373
2003      1.5991   .7512         1.3305   .6252        1.4684    .6853
2004      1.4003   .7886         1.2672   .7138        1.3257    .7550
2005      1.2755   .8691         1.1620   .7836        1.2235    .8181
2006      1.1975   .9148         1.0926   .8345        1.1435    .8754

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

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year Ended September 30, 2006 Compared to Year Ended September 30, 2005

The following discussion should be read in conjunction with the financial statements and the notes thereto:

Revenue remained at CDN $0.0 for the year ended September 30, 2006 as it was in the comparable period in 2005. This is primarily due to the lack of operating capital to provide for sales and marketing. Cost of goods sold also remained at CDN $0.0 for the year ended September 30, 2006 as it was in the comparable period in 2005, again due to the lack of operating capital to provide for sales and marketing.

Amortization remained at CDN $0.0 for the year ended September 30, 2006 as it was during the comparable period in 2005. This was due to the disposition of fixed assets in 2001 and 2002.

General and administration expenses increased from CDN $296,527 for the year ended September 30, 2005 in the comparable period in 2006 to CDN $427,091. This 44.03% increase was primarily due to the exchange rate from USDs to CDNs with the consolidation of the US and Canadian Companies for accounting purposes. During the year, the Company renewed its employment contract with key management personnel with the approval of the directors.

Selling and marketing expenses remained at CDN $0.0. This was primarily due to the lack of operating capital to provide for sales and marketing.

Research and development expenses remained at CDN $0.0 for the year ended September 30, 2006 in the comparable period in 2005. This was primarily due to management's continued focus on seeking a merger/acquisition/business opportunity for the Company as well as the lack of operating capital.

The loss for 2006 was CDN $790,890 ($0.21 per share post-consolidation) up from, CDN $660,400 ($0.17 per share post-consolidation) in the comparable period in 2005. This increase in the loss resulted primarily from the exchange rate between USD and CDN as well as expenses associated with the Company's focus on obtaining a merger/acquisition/new business opportunity for the Company.

Liquidity and Capital Resources

As of September 30, 2006, the Company had a cash balance of CDN $302.

Capital assets remained at CDN $0.0 for the year ended September 30, 2006 as it was in the comparable period in 2005 due to all Capital assets being transferred to Peak.com, Inc., which was sold to IncuLab in November 2000.

Net assets were decreased from CDN $434 for the year ended September 30, 2005 in the comparable period in 2006 to CDN $302.

Accounts payable and accrued liabilities increased from CDN $9,719,832 for the year ended September 30, 2005 to CDN $10,510,590 in the comparable period of 2006. This increase was primarily due to interest, the US/Canadian dollar exchange rate, unpaid remuneration as well as professional fees.

"T.W. Metz" signed

Signed
Timothy W. Metz
President


Business Address:

The Companys address is 3930 Meridian Street; Suite C117;
Bellingham, WA 98226.

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
Timothy W. Metz         Calendar 2006   398,930    (CDN$ Accrued)

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

Restricted Shares or Restricted Share Units: none

Payouts:
LTIP Payouts: none

All Other Compensation: none

The following information concerns individual grants of options to purchase or acquire securities of the Corporation made during the year ended September 30, 2006 to the Corporations Chief Executive Officer.

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

At January 27, 2007, there are no options to acquire Common Shares outstanding:

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

Director/Officer Indebtedness: The Company is indebted to its President in the aggregate of USD$2,296,194, CDN$3,475,921 of which has been agreed to be converted to common shares of the Company as discussed in Item 1 "Background of the Corporation".

PART II

ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED - NOT APPLICABLE

PART III

ITEM 15 - DEFAULTS UPON SENIOR SECURITIES - NOT APPLICABLE

ITEM 16 - CHANGES IN SECURITIES,CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS- NOT APPLICABLE


PART IV

ITEM 17 - Financial Statements


PEAKSOFT MULTINET CORPORATION
(In Canadian dollars)

Consolidated Financial Statements
Years ended 30 September 2006 and 2005

PEAKSOFT MULTINET CORPORATION

Consolidated Financial Statements
(in Canadian dollars)

Years ended 30 September 2006 and 2005




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




INDEPENDENT AUDITOR'S REPORT


To the Shareholders of PeakSoft Multinet Corporation:

I have audited the consolidated balance sheet of PeakSoft Multinet Corporation as at 30 September 2006 and 2005, the consolidated statements of operations and deficit and changes in cash for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted the audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 30 September 2006 and 2005 and the consolidated results of its operations and the changes in its cash for the years then ended in accordance with generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended 30 September 2006 and shareholders' equity to the extent summarized in note 10 to the financial statements.


                                                  "Gordon K.W. Gee"
Vancouver, B.C., Canada
23 January 2007                                   Chartered Accountant

GORDON K.W. GEE
Chartered Accountant                #601 - 325 Howe Street Vancouver, BC V6C 1Z7
An incorporated professional        Telephone: (604) 689 - 8815
                                    Facsimile: (604) 689 - 8838




COMMENTS BY AUDITOR FOR U.S. READERS ON CANADIAN-U.S. REPORTING DIFFERENCE



In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. My report to the shareholders dated 05 January 2007 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.




Vancouver, B.C., Canada                      "Gordon K.W. Gee"
23 January 2007                              Chartered Accountant

PEAKSOFT MULTINET CORPORATION
Consolidated Balance Sheet (In Canadian Dollars)
As at 30 September

                                                         2006           2005
                                                          $              $

ASSETS
Current Assets
   Cash                                                     302             434
                                                    ===========     ===========
LIABILITIES
Current Liabilities
   Accounts payable and accrued Liabilities              65,520          73,893
   Salaries Payable                                     392,014         400,662
                                                    -----------     -----------
                                                        457,534         474,555

Long-term Liabilities
     Loans payable (Note 3)                           7,668,966       7,238,131
     Other long-term debt (Note 4)                    2,384,090       2,007,146
                                                    -----------     -----------
                                                     10,053,056       9,245,277
                                                    -----------     -----------
                                                     10,510,590       9,719,832


SHAREHOLDERS' EQUITY

Share capital (Note 6)                                9,019,271       9,019,271
Accumulated deficit                                  19,529,559     (18,738,699)
                                                    -----------     -----------
                                                    (10,510,288)     (9,719,398)

                                                            302             434
                                                    ===========     ===========

(See accompanying notes to the financial statements)


ON BEHALF OF THE BOARD



DIRECTOR "Tim Metz" (signed)                DIRECTOR "Jesyka Clarkson " (signed)

PEAKSOFT MULTINET CORPORATION
Consolidated Statement of Operation and Deficit (In Canadian Dollars) For the years ending 30 September


                                            2006           2005          2004
                                             $              $             $
                                          ----------    ----------    ----------

Operating Expenses:
  General and Administration                 427,091       296,527       396,680
  Income taxes                                    --            --            --
                                          ----------    ----------    ----------
Loss before the undernoted                   427,019       296,527       396,680

Interest on short term debt                  363,871       363,873       364,873
                                          ----------    ----------    ----------
Loss                                         790,890       660,400       461,548

Accumulated deficit, beginning of year    18,738,669    18,078,269    17,316,721

Accumulated deficit, end of year          19,529,559    18,738,669    18,078,269

Loss per common share                           0.21          0.17          0.20


(See accompanying notes to the financial statements)

PEAKSOFT MULTINET CORPORATION
Consolidated Statement of Changes in Cash (In Canadian Dollars)
For the years ending 30 September


                                              2006         2005         2004
                                                $           $             $


CASH PROVIDED BY (USED IN):

Operation:
    Net earnings (Loss)                      (790,890)    (660,400)    (761,548)
    Change in non-cash operating
         working capital                      (17,021)     (16,813)     (10,813)

                                                 (132)        (305)         265
Financing:
    Increase (decrease) in long-term debt     807,779      676,908      772,096

Increase (decrease) in cash position             (132)        (305)         265

Cash, beginning of year                           434          739          474

Cash, end of year                                 302          434          739


(See accompanying notes to the financial statements)

PEAKSOFT MULTINET CORPORATION
Notes to the Consolidated Financial Statements
Years ended 30 September 2006 and 2005

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

(c)  Foreign currency translation:

Foreign currency transactions entered into directly by the Company as well as the financial statements of the integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates. Other balance sheet items are translated at historical exchange rates. Income statement items are translated at average rates of exchange prevailing during the year except for depreciation expense, which is translated at historical rates. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of related items (d) Research and development:

Research costs are charged to operations as incurred. Development costs are charged to operations as incurred unless they meet the criteria for deferral under generally accepted accounting principles.

PEAKSOFT MULTINET CORPORATION
Notes to the Consolidated Financial Statements
Years ended 30 September 2006 and 2005

2. Significant accounting policies: (Continued)

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

(d)  Financial instruments:

The Company has applied retroactively the new accounting standard with respect to the presentation of financial instruments.

3. Loan payable:

                                                        2006             2005
                                                         $                 $

Note payable, inclusive of interest                   7,407,448        7,043,577
Promissory Note                                         261,518          194,554
                                                      ---------        ---------
                                                      7,668,966        7,238,131

The note payable bears interest at 12% per annum with interest paid quarterly and no specific repayment terms.

On 06 November 2005, the Company entered into a Promissory Note loan agreement with a Japanese corporation. The loans resulted from the interest by the two parties to have PeakSoft Multinet Corp. merge with an affiliate of the Japanese corporation. Accordingly, the Japanese corporation has advanced funds to PeakSoft Multinet Corp. for day to day operations until the merger decision is made. Upon closing of the merger, the initial CDN$125,000 loan will be applied to the purchase price of PeakSoft. Any amounts in excess of the $125,000 will converted to common shares at $0.26 per share. Interest accrues at a nominal interest rate per annum and the principal amount of the loan is secured by the pledge of shares in PeakSoft Multinet Corp, owned by the President. The interest accrued and charged will also be applied to the purchase price of PeakSoft Multinet

PEAKSOFT MULTINET CORPORATION
Notes to the Consolidated Financial Statements
Years ended 30 September 2006 and 2005

4. Other long-term debt The long-term debt consists of accounts payable to various vendors, salary and other payables outstanding in excess of one year.

5.  Share capital:
                                                          Shares          Amount
                                                            #                $
Authorized:
  Unlimited voting common shares without par value
     Issued:
Balance, 01 October 1994                                   82,036        94,580

Issued amount year ended 30 September 1995:
  Issued to founders                                      293,018            --
  Issued for cash                                         324,287       948,865
  Issue for services and technology                        19,407        45,700
  Less share issuance costs                                    --      (193,278)

Issued amount year ended 30 September 1996:
  Issued for cash                                         143,893       667,500
  Issued for services and technology                      213,026     1,835,537

Issued amount year ended 30 September 1997:
  Issued for cash                                         443,158     2,496,498
  Issued for services and technology                       11,855        75,969
  Less share issuance costs                                    --      (191,916)

Issued amount year ended 30 September 1998:
  Issued for cash                                         211,497       623,281

Issued amount year ended 30 September 1999:
  Issued for cash                                       2,052,743     2,981,847
  Less share issuance costs                                    --      (429,128)

Issued amount year ended 30 September 2000:
  Issued for services                                      36,054        63,816

Balance, 30 September 2001 to 2006                      3,830,974     9,019,271

PEAKSOFT MULTINET CORPORATION
Notes to the Consolidated Financial Statements
Years ended 30 September 2006 and 2005

5. Share capital, (Continued)

The following is subject to regulatory and shareholder approval:

(a) The Company has resolved to convert certain debts for shares at CDN$0.26 per share. If the shares for debt arrangement were to be in effect at the year-end, the liabilities and shareholders' equity on the balance sheet would be as follows:

                                     2006             2005             2004
                                       $                $                $
Shareholder's Equity
Share Capital                      18,038,542       18,038,542       18,038,542
Accumulated Deficiency             19,529,559       18,738,669       18,078,269

                                   (1,491,017)        (750,127)         (39,727)

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

(b) Long-term financial liabilities:

The carrying value of long-term financial assets and liabilities are a reasonable estimate of the fair values

7. Loss per common share:

Loss per common share is based on the weighted average number of common shares outstanding during the year.

PEAKSOFT MULTINET CORPORATION
Notes to the Consolidated Financial Statements
Years ended 30 September 2006 and 2005.

8. Related party transactions:

The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:

                                                             2006         2005
                                                               $            $

Salaries to directors and officers                          398,930      395,218
Interest accrued on notes due to shareholders               363,873      364,868
Legal fees paid to a former employee                         21,724       15,055
                                                            -------      -------
                                                            784,527      775,141

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

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

(a) Loss and loss per share:
                                               2006         2005         2004
                                                 $            $            $

Loss in accordance with Canadian GAAP          790,890      660,400      761,548

Loss per common share                        $    0.21    $    0.17    $    0.20

Weighted average number of shares used
  for calculation                            3,830,974    3,830,974    3,830,974

(b) Balance sheet:

The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

                                30 September 2006         30 September 2005
                            Canadian     United States  Canadian   United States
                              GAAP          GAAP          GAAP          GAAP
                                $             $             $             $

Accumulated deficit         19,529,559    18,819,871    18,738,669    18,028,981

PEAKSOFT MULTINET CORPORATION
Notes to the Consolidated Financial Statements
Years ended 30 September 2006 and 2005 (b)  Balance sheet:


9. United States GAAP reconciliation: (Continued)

(c) Statement of cash flows:

Cash used in operations and cash provided by financing activities would decrease by 2006 - $ nil and 2004 - $ nil.

(d) Research and development:

In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is charged to operations as it is incurred.

(e) Stock based compensation:

The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, no compensation expense has been recognized for its stock based compensation plans in 2006 (2005 - nil, 2004 - nil.)

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

                                              2006          2005          2004
                                                $             $             $
Loss - as reported                            90,890       660,400       761,548
Loss per common share - as reported             0.21          0.17          0.20
Loss per common share - adjusted                0.21          0.17          0.20


The fair value of each option grant is estimated on the date of the grant using the following assumptions:

                                                   2006         2005       2004

Expected dividend yield                              0%          0%          0%
Expected stock price volatility                     n/a.        n/a.        n/a.
Risk-free interest rate                             n/a.        n/a.        n/a.
Expected life of options                            n/a.        n/a.        n/a.

PEAKSOFT MULTINET CORPORATION
Notes to the Consolidated Financial Statements
Years ended 30 September 2006 and 2005


9. United States GAAP reconciliation: (Continued)

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

10. Commitments:

The Company has committed to reimbursing officers for salaries unpaid. The amount recorded in the accounts is USD $2,189,258. The committed salary for the 2007 fiscal year is USD$343,665.

11. Income taxes:

The Company has non-capital losses from foreign and Canadian operation available for offset against future taxable income totaling approximately USD $5,200,000 in the United States and CDN $8,900,000 in Canada.

ITEM 18 - Financial Statements See Item 17.


ITEM 19 - Financial Statements and Exhibits

(A)     Financial Statements

         Peaksoft Multinet Corp.

                Report of Independent Auditors

                        Comments by Auditor for US readers on Canadian - US
                         reporting difference

                        Consolidated Balance Sheets as of September 30, 2006 and
                         2005

                        Consolidated Statements of Operations and Deficit for
                         the Years Ended September 30, 2006, 2005 and 2004

                        Consolidated Statement of Changes in Financial Position
                         for the Years Ended September 30, 2006, 2005 and 2004

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

****Exhibit 69 - Debt Conversion Agreement Timothy Metz - January 22, 2003

**** AS PREVIOUSLY FILED IN OUR FORM 20-F FILED ON February 14, 2003

*****Exhibit 70 - Material Change Report and Press Release - June 10, 2003

*****AS PREVIOUSLY FILED IN OUR FORM 20-F FILED ON February 10, 2004

******Exhibit 71 - Loan Agreement - November 6, 2005

******AS PREVIOUSLY FILED IN OUR FORM 20-F FILED ON February 2, 2006