Form 20-F/A
period 2006-09-30
PEAKSOFT MULTINET CORP
filed 2007-10-17
CIK 1058429

                      US SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                FORM 20-F AMENDED

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

Amortization remained at CDN $ 0.0 for the year ended September 30, 2006 as it was during the comparable period in 2005. This was due to the disposition of fixed assets in 2001 and 2002.

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

Consolidated Balance Sheet

Consolidated Statement of Operations and Deficit

Consolidated Statement of Changes in Cash

Notes to the Consolidated Financial Statements

GORDON K.W. GEE
CHARTERED ACCOUNTANT              #601 - 325 Howe Street  Vancouver, BC  V6C 1Z7
AN INCORPORATED PROFESSIONAL  Telephone: (604)689-8815  Facsimile: (604)689-8838



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


                                                        "Gordon K.W. Gee"
Vancouver, B.C., Canada                               Chartered Accountant
23 January 2007

GORDON K.W. GEE
CHARTERED ACCOUNTANT              #601 - 325 Howe Street  Vancouver, BC  V6C 1Z7
AN INCORPORATED PROFESSIONAL  Telephone: (604)689-8815  Facsimile: (604)689-8838



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



Vancouver, B.C., Canada                                     "Gordon K.W. Gee"
23 January 2007                                           Chartered Accountant

PEAKSOFT MULTINET CORPORATION
CONSOLIDATED BALANCE SHEET (IN CANADIAN DOLLARS)
AS AT 30 SEPTEMBER


                                                         2006            2005
                                                          $                $

ASSETS

CURRENT ASSETS

   Cash                                                    302              434
--------------------------------------------------------------------------------


LIABILITIES

CURRENT LIABILITIES

   Accounts payable and accrued Liabilities             65,520           73,893

   Salaries Payable                                    392,014          400,662

                                                       457,534          474,555
--------------------------------------------------------------------------------



LONG-TERM LIABILITIES

Loans payable (Note 3)                               7,668,966        7,238,131

     Other long-term debt (Note 4)                   2,384,090        2,007,146

                                                    10,053,056        9,245,277
--------------------------------------------------------------------------------
                                                    10,510,590        9,719,832


SHAREHOLDERS' EQUITY

Share capital (Note 6)                               9,019,271        9,019,271

Accumulated deficit                                 19,529,559      (18,738,699)

                                                   (10,510,288)      (9,719,398)
--------------------------------------------------------------------------------
                                                           302              434

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS)


ON BEHALF OF THE BOARD


DIRECTOR  "TIM METZ" (SIGNED)              DIRECTOR  "JESYKA CLARKSON " (SIGNED)
          -------------------                        ---------------------------

PEAKSOFT MULTINET CORPORATION
CONSOLIDATED STATEMENT OF OPERATION AND DEFICIT (IN CANADIAN DOLLARS) FOR THE YEARS ENDING 30 SEPTEMBER


                                               2006         2005          2004
                                                $             $             $

OPERATING EXPENSES:

     General and Administration              427,091       296,527       396,680

     Income taxes                                 --            --            --


LOSS BEFORE THE UNDERNOTED                   427,019       296,527       396,680

Interest on short term debt                  363,871       363,873       364,873


LOSS                                         790,890       660,400       461,548


ACCUMULATED DEFICIT, BEGINNING OF YEAR    18,738,669    18,078,269    17,316,721
--------------------------------------------------------------------------------

ACCUMULATED DEFICIT, END OF YEAR          19,529,559    18,738,669    18,078,269


LOSS PER COMMON SHARE                           0.21          0.17          0.20


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

On 06 November 2005, the Company entered into a Promissory Note loan agreement with a Japanese corporation. The loans resulted from the interest by the two parties to have PeakSoft Multinet Corp. merge with an affiliate of the Japanese corporation. Accordingly, the Japanese corporation has advanced funds to PeakSoft Multinet Corp. for day to day operations until the merger decision is made. Upon closing of the merger, the initial CDN$125,000 loan will be applied to the purchase price of PeakSoft. Any amounts in excess of the $125,000 will converted to common shares at $0.26 per share. Interest accrues at a nominal interest rate per annum and the principal amount of the loan is secured by the pledge of shares in PeakSoft Multinet Corp, owned by the President. The interest accrued and charged will also be applied to the purchase price of PeakSoft Multinet.

PEAKSOFT MULTINET CORPORATION
Notes to the Consolidated Financial Statements
Years ended 30 September 2006 and 2005


4. Other long-term debt

The long-term debt consists of accounts payable to various vendors, salary and other payables outstanding in excess of one year.

5. Share capital:
                                                           Shares        Amount
                                                             #             $
     AUTHORIZED:
     Unlimited voting common shares without par value
     ISSUED:
Balance, 01 October 1994                                   82,036        94,580

     Issued amount year ended 30 September 1995:
     Issued to founders                                   293,018            --
     Issued for cash                                      324,287       948,865
     Issue for services and technology                     19,407        45,700
     Less share issuance costs                                 --      (193,278)

     Issued amount year ended 30 September 1996:
     Issued for cash                                      143,893       667,500
     Issued for services and technology                   213,026     1,835,537

     Issued amount year ended 30 September 1997:
     Issued for cash                                      443,158     2,496,498
     Issued for services and technology                    11,855        75,969
     Less share issuance costs                                 --      (191,916)

     Issued amount year ended 30 September 1998:
     Issued for cash                                      211,497       623,281

     Issued amount year ended 30 September 1999:
     Issued for cash                                    2,052,743       981,847
     Less share issuance costs                                 --      (429,128)

     Issued amount year ended 30 September 2000:
     Issued for services                                   36,054        63,816

Balance, 30 September 2001 to 2006                      3,830,974     9,019,271

PEAKSOFT MULTINET CORPORATION
Notes to the Consolidated Financial Statements
Years ended 30 September 2006 and 2005


5. Share capital, (Continued)

The following is subject to regulatory and shareholder approval:

(a) The Company has resolved to convert certain debts for shares at CDN$0.26 per share. If the shares for debt arrangement were to be in effect at the year-end, the liabilities and shareholders' equity on the balance sheet would be as follows:

                                   2006              2005              2004
                                    $                 $                  $
Shareholder's Equity
Share Capital                   18,038,542        18,038,542         18,038,542
Accumulated Deficiency          19,529,559        18,738,669         18,078,269
--------------------------------------------------------------------------------
                                (1,491,017)         (750,127)           (39,727)

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

PEAKSOFT MULTINET CORPORATION
Notes to the Consolidated Financial Statements
Years ended 30 September 2006 and 2005.


8. Related party transactions:

The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:
                                                            2006         2005
                                                              $            $

     Salaries to directors and officers                    398,930      395,218
     Interest accrued on notes due to shareholders         363,873      364,868
     Legal fees paid to a former employee                   21,724       15,055
                                                        -----------------------
                                                           784,527      775,141

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

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

   (a) Loss and loss per share:
                                              2006          2005        2004
                                                $             $           $

Loss in accordance with Canadian GAAP        790,890       660,400      761,548

Loss per common share                           0.21        $ 0.17       $ 0.20
Weighted average number of shares used
  for calculation                          3,830,974     3,830,974    3,830,974

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

   (e) Stock based compensation:
The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, no compensation expense has been recognized for its stock based compensation plans in 2006 (2005 - nil, 2004- nil.)

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

                                             2006          2005          2004
                                               $             $             $
     Loss - as reported                    790,890       660,400        761,548
     Loss per common share - as reported      0.21          0.17           0.20
     Loss per common share - adjusted         0.21          0.17           0.20


The fair value of each option grant is estimated on the date of the grant using the following assumptions:

                                            2006           2005          2004
     Expected dividend yield                  0%             0%           0%
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